Form 20-F
period 1997-10-31
NU DAWN RESOURCES INC
filed 1998-06-12
CIK 861398

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended October 31, 1997

                        Commission File Number 000-18343

                             NU-DAWN RESOURCES INC.
              ----------------------------------------------------
             (Exact Name of Registrant as specified in its charter)

                                 Not Applicable
                  ---------------------------------------------
                 (Translation of Registrant's name into English)

                          Province of British Columbia
                  ---------------------------------------------
                 (Jurisdiction of incorporation or organization)

                 102 Piper Crescent, Nanaimo, BC, Canada V9T 3G3
                 -----------------------------------------------
                    (Address of principal executive offices)

              Securities registered or to be registered pursuant to
                           Section 12(b) of the Act.
                                      None
                                      ----

              Securities registered or to be registered pursuant to
                            Section 12(g) of the Act.
                            No Par Value Common Stock
                            -------------------------
                                (Title of Class)

              Securities for which there is a reporting obligation
                     pursuant to Section 15(d) of the Act.
                                      None
                                 --------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period of this Registration
Statement: 27,493,104

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                  Yes  X    No
                                     -----    -----

Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17  X    Item 18
                                    -----         -----

Currencies:    Monetary amounts in this Form 20-F are stated in Canadian dollars
               (Cdn $) except where specifically stated otherwise.

                                     PART I
ITEM 1. BUSINESS

(a) General Development of Business
    -------------------------------

Nu-Dawn Resources, Inc. (the "Company") was incorporated on October 3, 1980 by registration of its Memorandum and Articles under the Company Act of the Province of British Columbia. Since its formation, the Company has been engaged in the acquisition and exploration of mineral properties.

In 1986 the Company completed the sale of 600,000 shares of common stock at $0.50 per share in a public offering in Canada. In subsequent years, the Company raised additional capital for the primary purpose of exploring certain mineral properties through the private placement of common stock in Canada.

By agreement dated November 21, 1986 the Company completed a private placement of 248,000 "flow-through" common shares at a price of $0.3226 per share to 14 private investors, together with warrants to purchase up to 248,000 additional shares at $0.40 per share during the ensuing 12 months. No commissions were paid by the Company. Subsequently, warrants for the purchase of an additional 105,614 shares were exercised by certain of the investors for total proceeds to the Company of $42,245. "Flow-through" common shares under applicable laws of Canada permit amounts paid by investors to be expended by the issuer in exploration of mineral properties with the amounts expended deductible, for purposes of reporting income under applicable Canadian income tax laws, by the individual investor and not by the issuer. Other than such characteristics, such shares are equivalent to all other shares of common stock of the issuer.

In  August  1987,  the  Company   completed  a  private   placement  of  550,797
'flow-through' common shares at a price of $0.37 per share to 19 private investors, together with warrants to purchase up to 550,797 additional shares at $0.42 per share during the ensuing 12 months. Yorkton Securities Inc. (a Canadian broker-dealer) received a commission of 10% of the gross proceeds. None of the warrants were exercised and all have expired.

In 1988, the Company entered into an agreement to acquire an ore concentrating and milling facility and small parcel of land located within a few miles of the Company's two principal mining prospects in British Columbia near the town of Salmo. The acquisition was completed in 1989 and as consideration for the acquisition of the milling facility (referred to hereafter as the "H.B. Mill"), the Company issued 7,200,000 shares of its common stock to Nor-Quest Resources Ltd., a publicly-owned British Columbia corporation ("Nor-Quest"). For approximately 12 months through late 1989, the Company had an agreement with Nor-Quest pursuant to which certain operating and other expenses of the Company were advanced by Nor-Quest, which was then the majority shareholder of the Company. In late 1989, Nor-Quest sold its stock ownership interest in the Company in a private transaction and agreed with the purchaser that amounts owed by the Company to Nor-Quest would be limited to $50,000 and would be repaid only out of future operating profits from the H.B. Mill.

In 1989 the Company issued 120,000 shares of its common stock to Najcorp Investments Inc., a British Columbia corporation, for the acquisition of a 0.5% working interest in four natural gas wells located in Atoka County, Oklahoma, U.S.A.

Subsequent to the private sale of the Company's stock by Nor-Quest, as described above, the purchaser of those shares, Dydar Resources Ltd. ('Dydar'), a British Columbia corporation owned by Raynerd B. Carson, who became a director of the Company in November, 1989, made a private acquisition from the Company of 2,000,000 shares of the Company's common stock and a stock purchase warrant entitling Dydar to purchase an additional 2,000,000 shares of common stock at $0.20 per share for a total purchase price of $300,000. The shares and any shares acquired from exercise of the warrant are subject to a 12 month restriction from transfer expiring November 20, 1990. Dydar exercised its stock purchase warrant to purchase an additional 2,000,000 shares of common stock for $400,000 on October 30, 1990. In connection with the acquisition of the Company shares from Nor-Quest and the private purchase from the Company, three persons designated by Dydar were added to the Board of Directors of the Company and two former directors resigned.

During the year ended October 31, 1991 the Company issued 476,388 shares, to a company controlled by a director and officer, for consideration of $160,781 pursuant to a private placement. The consideration consisted of cash of $30,000 and the assumption of accounts payable of $130,781 by the investor. In addition, the investor received warrants to purchase an additional 476,388 shares at $0.3375 per share until May 22, 1992 and at $0.39 per share from May 23, 1992 to May 22, 1993.

During the year ended October 31,1992 the Company issued 1,494,217 shares. 1,400,000 shares were issued pursuant to a private placement of 1,400,000 units consisting of one share and a two year purchase warrant to purchase a share at $0.15 in the first year and $0.20 in the second year. The warrants expire on September 10,1993.During the period 94,217 shares were issued at $0.29.9 to settle a debt totalling $28,265.00. Three directors resigned during the period and one new director was appointed. The lease on the Yankee Dundee mining property was terminated.

During the year ended October 31, 1993 the Company issued 784,470 shares pursuant to exercise of warrants for debt. The Company sold the Jersey Emerald mining claims for the consideration of twelve thousand dollars to be paid on equal annual instalments over three years. The Company retains a one and one half percent net smelter return royalty from any future production.

During the year ended October 31, 1994 the Company issued 1,000,000 units pursuant to a private placement of $0.15 per unit, each unit consisting of one common share and one non-transferable share purchase warrant exercisable for a period of two years entitling the holders the right to purchase an additional share at a price of $0.15, if exercised before April 18, 1995 and at a price of $0.20 per share if exercised between April 19, 1995 and April 18, 1996. As at October 31, 1994, 666,667 warrants were outstanding.

Issued 50,000 shares at a deemed price of $0.15 per share pursuant to a letter agreement for exploration work.

None of the Company's mineral properties in Canada are in production. One small interest in a producing oil and gas property in the United States, acquired in 1989, provides no revenue.

During the year ended October 31, 1995 the Company :
--------------------------------------

(i) issued 1,500,000 units at $0.15 per unit pursuant to a private placement agreement dated July 7,1995, each unit consisting of one common share and one non-transferable share purchase warrant entitling the holder to purchase a further common share for a period of two years at a price of $0.15 per share during the first year and $0.20 per share during the second year. The Company issued 266,667 units as an exploration payment on the Guanacaste property in Costa Rica and the balance for cash. A further 150,000 common shares were issued as a finder's fee in connection with this transaction.

     As at October 31,1996, 1,055,334 of the share purchase warrants remained unexercised.

(ii) issued 386,709 common shares at a deemed price of $0.15 per share pursuant to a share for debt agreement.

     The Company employs one full-time officer. The Company relies on its officers and directors to conduct its business affairs.

During the year ended October 31, 1996 the Company:
--------------------------------------

(i) issued 329,338 common shares for debt settlement of $71,069 of which 196,000 of those shares were issued to an individual related to the President of the Company for debt settlement of $29,400.

(ii) issued 700,000 units at $0.20 per unit pursuant to a private placement agreement, each unit consisting of one flow-through common share and one non-transferable share purchase warrant entitling the holder to purchase either one flow-through common share or one common share, at a price of $0.20 per share, for a period of one year. As at October 31, 1996 all the share purchase warrants remain unexercised.

(iii)issued 500,000 units at $0.50 per unit pursuant to a private placement to a company controlled by the President of the Company for cash proceeds of $233,331 and debt settlement of $16,669. Each unit consisting of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share for a period of two years at a price of $0.50 per share during the first year and $0.60 per share during the second year. As at October 31, 1996, 115,495 of the share purchase warrants had been exercised for debt settlement of $57,748.

(iv) issue 444,666 common shares pursuant to a private placement for cash proceeds of $50,000 and settlement of exploration payments of $14,000.

During the year ended October 31, 1997 the Company:
--------------------------------------

(i) issued 1,000,000 shares at $0.15 per share with non-transferable share purchase warrants to purchase 1,000,000 shares at $0.15 per share for a one year period and $0.18 per share in the second year. As at October 31, 1997 696,499 of the share purchase warrants remained unexercised.

(ii) issued 325,000 units at $0.20 per share pursuant to a private placement agreement dated November 1996 entitling the holder to purchase either one flow-through common share or one common share at a price of $0.20 for a period of one year.

(iii)issued 303,501 units at $0.15 per share on exercise of warrants for cash proceeds of $45,526.

(iv) issued 1,054,610 units at $0.20 per share on exercise of warrants for debt settlement of $210,922.

(b) Industry Segments
    -----------------

The Company presently operates in one industry and two geographic segments, the mineral exploration and development business in Canada and Costa Rica, and the Company is in the development stage, never having received material revenues from such operations. During the fiscal year, 1991, the Company received $8,416 for the sale of timber cut on Company land. During the fiscal year ended October 31,1993 the Company received $152,005 for the sale of timber cut on Company land. During the year ended October 31, 1994 the Company received $10,155 for the sale of equipment. During the year ended October 31, 1995, the Company received $4,284 from operations. The Company received $14,379 from operations during the year ended October 31, 1996. During the year ended October 31, 1997 the only revenue received by the Company was interest from investment and sale of spare equipment parts from the HB Mill, totalling $3,201.

In the future, the Company contemplates selling the land, and equipment of its H.B. Mill in Salmo, British Columbia or if the opportunity presents its self bringing the H.B. Mill and Concentrator into operation either for its own account or in custom processing of mineral ores for others and in such event, such activities may constitute a separate industry segment.

(c) Narrative Description of Business
    ---------------------------------

Upon organization the Company's organizers caused two non-producing mineral properties located near Salmo, British Columbia, Canada, to be transferred to the Company. Subsequently, the Company acquired interest in two other non-producing mineral properties located in Ontario and British Columbia, Canada. (ITEM 2)

The Company's principal activities through the end of 1994 have consisted principally of financing activities for the purpose of raising capital to explore Company properties and the exploration of the properties using the funds raised. The Company intends to continue to explore its properties to determine whether commercially extractable minerals exist and, if funding is available, may engage in the development of mineralized zones and the production of minerals. Through 1994/95 substantially all of the Company's available capital has been expended for mineral property acquisition exploration and upgrading the H.B. Mill. No mining operations have been conducted and no operation of the Company's H.B. Mill, acquired in 1989, has been attempted.

(d) Plan of Operation
    -----------------

The Company's planned principal operations, as soon as funds are available, are to complete the exploration of existing properties in the Salmo, British Columbia area and either develop or acquire a source of mineral bearing ore sufficient to justify the commencement of operations at the Company's H.B. Mill, either alone or under a joint venture type arrangement with one or more other mining companies.

The Company may sell all or part of its mining and milling equipment in Salmo, BC. The Company may sell all or any part of its land holdings in Salmo, BC. The Company may develop alone or with others all or any part of its land holdings in Salmo, BC into residential and recreational lots.

Since its initial public offering in Canada in 1986, the Company has had insufficient capital available to complete the exploration of its existing properties or to develop any mining reserves. Due to the significant capital investment involved in production mining operations and the operation of an ore processing mill, it is likely that the Company may not make any final determination as to the value or presence of any commercial mining reserves in its existing properties for up to several years. Therefore, the Company will continue to consider alternative sources of capital which may include arrangements under which the Company would enter into joint venture arrangements or undertake mineral property management on behalf of others. However, due to uncertainties involved it cannot be ascertained whether sufficient capital will be available for any such activities.

(i) Products
    --------

Because the Company has been in the development stage in the mining business and is not engaged in the business of extracting minerals from any of its properties or operating its ore processing mill, the Company does not have any principal products. The only revenues received were from spare machinery and parts that the Company owned.

(ii) Status of Product
     -----------------

There has been no public announcement of, nor has the Company otherwise made public information about, any new product or industry segment of the Company requiring the investment by the Company of a material amount of its total assets, or which is otherwise material to the Company's operations. However, should the Company determine to commence operations of its H.B. Mill, as to which there has been no determination, the commencement of such operations would require a large expenditure of funds prior to commencement of operations and the commitment of future operating capital, neither of which are presently available to the Company.

(iii) Raw Materials
      -------------

The sources and availability of raw materials essential to the Company's business are limited in the context that mineral bearing ore of a high enough commercial grade to justify development must be discovered or otherwise acquired and explored before a production decision can be made and implemented. Because the Company's processing mill is already in existence, the Company intends to focus early efforts in developing a source of ore for processing in the vicinity of Salmo, British Columbia, and area in which mineral exploration, mining and processing has been conducted for over 100 years and therefore, many of the available properties may have been mined out or acquired by others. Any raw materials essential to mineral exploration or mine and mill operations are limited only to the extent that major mineral supply firms may be unable to provide the Company with required supplies as the need therefore arises in the future. No shortages are anticipated.

(iv) Patents, Trademarks and Licenses
     --------------------------------

The Company has no material patents, trademarks, licenses, franchises or concessions except insofar as the Company depends upon mining claims or properties acquired from the Canadian and the Costa Rican government. The Company believes that it is in compliance with all applicable obligations regarding such titles.

(v) Seasonality
    -----------

The Company's business is seasonal only to the extent that severe winter conditions may limit the Company's exploratory activities or future mill operating activities.

(vi) Working Capital Items
     ---------------------

The Company is in the development state and thus has no material revenues from activities. As a result, most of the Company's activities have been and are likely in the future to be conducted using available capital resources, the lack of which could restrict the Company's future activities.

(vii) Customer Dependence
      -------------------

The Company is not dependent upon a single or few customers for revenues.

(viii) Backlog of Orders
       -----------------

The nature of the Company's business precludes a backlog of orders.

(ix) Government Contracts
     --------------------

No portion of the Company's business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the government.

(x) Competition
    -----------

The mining industry in which the Company is engaged is in general, highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company encounters strong competition in attempting to acquire additional mineral properties and interest in commercially mineable ore reserves in the Salmo, British Columbia area. In general, properties with a higher grade of recoverable mineral and/or which are more readily mineable afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties. The Company's competitive position in the mining business in general and in the Salmo, British Columbia area in particular, is insignificant.

(xi) Research and Development
     ------------------------

The Company has not engaged in any material research and development activities during its last three fiscal years except to the extent that it conducted mineral exploration activities.

(xii) Environmental Regulation
      ------------------------

The Company, like any business involved in the extraction or processing of mineral properties, may be required to make extensive capital expenditures in the future to protect the environment and to comply with applicable environmental regulations in connection with any exploration, development, mining or milling activities. As of the end of 1997, the Company was engaged in no such activities. However, such capital expenditures or requirements could effect the Company's competitive position in the mining and exploration business and, conceivably, could limit the Company's availability to enter into some mining or milling projects. No capital expenditures for environmental control facilities have been made and the Company does not expect to make any such expenditures during the current or coming fiscal year.

(xiii) Employees
       ---------

During its fiscal year ended October 31, 1997, the Company employed one full-time office manager, and a president's assistant provided services to the Company on a contract basis. Most Company operations will be conducted by the officers on a part time basis or by outside contractors. If the H.B. Mill is placed into operation by the Company, full-time employees would be expected to be hired. Presently, a Mill Superintendent is employed on a part-time basis.

(d) Financial Information About Foreign and Domestic Operations and Export Sales
    ----------------------------------------------------------------------------

The Company does not foresee that there is any risk to the conduct of its business in Canada or Costa Rica.

ITEM 2. DESCRIPTION OF PROPERTY

Ymir Properties
---------------

The Company holds a group of contiguous Crown granted mineral claims and located mineral claims and fractions which cover workings of the Ymir Consolidated and Protection (Goodenough) Mines which were operated in the early twentieth century. In addition to the two mines, the Company's properties cover two old mill sites, tailings ponds and surface rights aggregating about five acres. The Company holds a 100% interest in these properties subject to a 15% net profit interest in favor of Zone International Ltd. (formerly C.T. Exploranda Ltd.), an unaffiliated British Columbia corporation. The property is situated approximately 3 miles northeast of Ymir, British Columbia, between Ymir and Huckleberry Creeks. The town of Ymir lies on Highway 6 between Salmo and Nelson. The Canadian Pacific Railway also passes through Ymir. The towns of Castlegar (at which is located an airport) and Trail (at which is located a smelter) lie approximately 37 miles to the west on Highway 3. Access to the two properties is on government all- weather gravel roads from Ymir.

The mines are adjacent and interconnected and both are reported to have produced as follows:

Ymir Zone (1895-1950)- 366,983 tons containing:


                            109,606 oz Au               ( 0.299 oz / ton )
                            459,909 oz Ag               ( 1.250 oz / ton )
                          1,777,780 lb Zn                    ( 0.24 % Zn )
                         10,531,644 lb Pb                       ( 1.43 % )

Protection (Goodenough) Zone (1889-1973) - 16,745 tons containing:


                               10,685 oz Au               ( 1.638 oz / ton )
                               83,089 oz Ag               ( 4.960 oz / ton )
                            1,520,137 lb Pb                     ( 4.5 % Pb )
                            1,565,216 lb Zn                    ( 4.6 % Zn )
                           1,134 lb Cadmium

Since acquiring the properties the Company has expended approximately $265,000 in exploration activities, primarily in 1984, 1986, 1990 and in 1991 expended a further $68,608. The work consisted of geological surveys, geochemistry analysis, trenching and drilling. These exploration activities located mineralization which would indicate that further exploration is indicated. The Company has no plans to conduct additional work on this project.

As of October 31, 1997 The Company has a 100% interest in certain mineral claims located in the Nelson Mining Division, British Columbia, subject to a 15% net profit interest, and has freehold title to the land. During the year ended October 31, 1997, the Company wrote down the balance of its interest in this resource property.

Triton Property
---------------

The Company has a 50% interest in a joint-venture basis with Greater Temagami Mines Ltd., an unaffiliated corporation, in five unsurveyed mining claims in the Shiningtree area of the Larder Lake mining division, Ontario, Canada. The Triton Property is accessible from both the east (New Liskeard, Elk Lake and Gowganda) and from the west (Sudbury, Grogama) via highway 560. A 4- mile gravel road connects the property to the highway. The Shiningtree region is underlain mainly by basic to intermediate volcanic rocks which occur within a wide trending belt. The main historic gold occurrence near the Triton Property is the Kingston Vein, though only limited production has been recorded. A number of other gold deposits in the Siningtree region occur to the northwest, along the strike of the volcanos.

In November 1978, a brief geological mapping project which encompassed the Triton Property, was conducted which determined that sparse outcrops in the area consisted of basalt. In late 1986 and early 1987 the joint venture established a grid on the property, including the 1978 baseline, and carried out surveys and 862 metres of diamond drilling in six holes.

During August 1987, the joint venture conducted a mapping and prospecting program on the Triton Property which included trenching and stripping the bedrock in two different locations. Several old trenches and pits were discovered during mapping. From October through mid-November 1987, a diamond drilling program, Phase 1, was carried out on the Triton Property for the purpose of investigating the depth and extent of the Kingston Vein and to extend the known mineralized zone. The program consisted of five drill holes totalling 492 metres.

From mid-January to March 1988, the Phase 2 diamond drilling program was carried out on the Triton Property for the purpose of investigating the extent of the Kingston Vein in and around the Kingston shaft and testing the area around the Western Shaft and the trenches in the northeast portion of the grid. The program consisted of 12 holes totalling 1,349 metres. The exploration program has established several gold bearing quartz veins on the Triton Property, with anomalous gold values obtained ranging from .035 oz. gold per ton in one test hole to as high as .694 oz. of gold per ton in one hole. Additional drilling to further test the areas where encouraging results were found has been recommended. The Company and its join venture partners have made no determination about what further exploration will be undertaken.
The Company's expenditures in the joint venture have totalled $250,000.

As of October 31, 1997 The Company has a 50% interest in certain mineral claims located in MacMurchy Township of the Larder Lake Mining Division, Ontario. A third party has agreed to maintain the good standing of the mineral claims. During the year ended October 31, 1997, the Company wrote down the balance of its interest in this property.

H.B. Mill Property
------------------

In 1989 the Company acquired the H.B. Mill in Salmo, British Columbia, by the issuance of 7,200,000 shares to Nor-Quest Resources Ltd. The H.B. millsite occupies a small parcel of land and was originally constructed in the 1950s to process ore produced at the H.B. Mine in Salmo. Ultimately, the mine was depleted and the mill was used for custom processing intermittently for a number of years, last in 1983. Thereafter, regular maintenance was conducted by various owners. In the mid-1980s the cyanide processing portion of the plant was rehabilitated and modernized in anticipation of placing the mill into operation. However, the mill has not been operated. In 1990 an unaffiliated mining engineering firm provided a report concerning the mill which indicated that its present fair market value, based on its size, condition and replacement costs, and considering that in excess of $517,000 in expenditures would be required before operations could commence, would be in excess of $11,200,000. Replacement value is estimated at $45,287,000. The Company considers that its ownership of the H.B. Mill will place it in a position during the coming years to acquire ownership or operating interests in various mineral properties in the area as no other operable or processing mill of comparable size presently exists and numerous other individuals and companies maintain properties from which minerals may be developed and mined.

The Company does not have any proven or probable mineral reserves on any of its properties and none of the exploratory activities previously conducted by the Company have established any such reserves, although the Company continues to believe that further exploration of its properties could lead to establishment of commercial quantities of extractable ore.

Jersey Emerald Property
-----------------------

The Company sold the Jersey Emerald mining claims in 1993 for the consideration of $12,000 to be paid in three equal annual payments and the Company retains a one and one half percent net smelter return royalty. All property payments have been made and the Company retains one and one-half percent net smelter return royalty. Sultan Minerals Inc., a public company unrelated to Nu-Dawn Resources Inc., is carrying out an exploration program, including core drilling, in 1996/97 on the property.

Saskatchewan Properties
-----------------------

During February and March of 1994 the Company acquired mining concessions in the Fort a La Corne and White Swan Lake areas of Saskatchewan from the Saskatchewan Department of Mineral Resources with an estimate of 50,000 acres. An airborne maganetometer was carried out over the area required a cost of $67,638.98. Ground geophysical surveys, plus 2 drilling holes, were competed in 1996 with inconclusive results. The Company issued 50,000 shares of its common stock from treasury to Dave McGowan (prospector) for acquiring the White Swan Lake property. The combined costs of acquisition and exploration of all of the Saskatchewan properties totalled an expenditure of $242,160.00.

The Company also entered into an option agreement to acquire a 100% interest, subject to a 5% net profits royalty, in certain mineral claims in the Prince Albert Mining District, Saskatchewan. To maintain this interest, the Company is required to pay $2,000 annually for ten years to July 2003.

As of October 31, 1997 The Company had a 100% interest in certain mineral exploration permits issued by Saskatchewan Energy and Mines in the Southern Mining District in Saskatchewan. During the year, the Company allowed the permits to lapse and wrote off the investment in those permits. The remaining balance of $55,788 represents the Company's interest in the option in the Prince Albert Mining District.

Panama, Pan-Oro
---------------

During the year 1995, the Company entered into a letter of agreement with Grande Portage Resources Ltd to enter into a joint-venture agreement to develop mineral concessions in Panama. The agreement has not yet been concluded and regulatory approval remains outstanding. The Company has 90% ownership interest in Pan-Oro, S.A., a Panamanian corporation. During 1996, the Company entered into a letter of agreement with Grande Portage Resources Ltd. to enter into a joint venture agreement to develop mineral concessions in Panama. The Company has a 90% ownership interest in Pan-Oro S.A., a Panamanian corporation. The agreements have not been concluded and regulatory approval remains outstanding. Resource properties include $21,000 in costs charged by Pan-Oro S.A.

Costa Rica, Guanacaste
----------------------

Pursuant to an option agreement dated October 23, 1995 between the Company and Minera Oceanica, S.A., the Company acquired an option for the mineral and surface rights in Concession 6622 situated in the Juntas de Abangores, District of Guanacaste, Costa Rica, subject to a 10% royalty in favor of Minera Oceanica, S.A. on operating profits derived from the property, or US $100,000 per year, whichever is the greater.

In order to exercise the option, the Company must obtain an independent feasibility study prior to June 30, 1997, and thereafter put the property into production. Finders fees in the amount of $22,500 have been included in resource properties.

Geological and geochemical surveys were carried out in 1996, and a core drill hole was drilled to test for gold. Results to date have been inconclusive.

Sukut, Costa Rica
-----------------

The Company entered into an option agreement dated April 24, 1996 for the mineral exploration permit (ID#6200) over an area of eighteen square kilometres within the Bribri Indian Reservation situated in the Province of Limon, County of Talamanca, District of Bratsi. There has been a moratorium placed on any mining activity by the Asamblea Legislativa de Costa Rica.

In order to exercise this option, the Company must comply with the following:

i)   pay the optionor  $10,000 within eight days of the signing of the agreement
     (paid); and
ii)  pay the optionor $10,000 upon the anniversary date of the agreement; and
iii) spend a minimum amount of $100,000 in lobbying and perform the necessary efforts to obtain the approval of the exploration permit by the Asamblea Legislativa de Costa Rica; and
iv) once the exploration permit becomes fully legal and enforceable, pay the optionor $15,000 within three months, $50,000 one year after approval, $75,000 two years after the approval and subsequently $75,000 per year upon each anniversary date.

Once the exploration phase is completed, the Company has the option to apply for the exploitation (mining) permit. In order to exercise this option, the Company must, once the exploitation permit is granted, pay the optionor the greater of 3% of the net smelter return and $75,000 per year. The Company has the option to purchase outright 50% of the vendor's net smelter return for US$1,500,000 and the right of first refusal to purchase the remaining balance.

During the year ended October 31, 1997, the permit was withdrawn from the optionor by the Costa Rican authorities. Therefore, the Company has written down its interest in this property.

During the year ended October 31, 1997, Minera Oceanica S.A., a Nu-Dawn associate Costa Rican company, entered into an agreement with an Indian Mining Cooperative. Whereby, Minera Oceanica S.A. can earn a 75% working interest in three mining concessions on the Indian Reserve. One of these concessions (18 sq km) covers the Sukut prospect, and other two (40 sq km) cover an area approximately 20 km west of the Sukut, referred to as the Rio Dueri. Minera Oceanica S.A. has assigned to Nu-Dawn the rights to its contract.

Asbestos Claims, Quebec, Canada
-------------------------------

The Company entered into an option agreement dated October 8, 1997, with Vant Resources Inc. for the Asbestos "A" claims in Maizerets, Quebec and the Exploration Claims in Soissons, Quebec. In order to exercise the option, the Company must pay the optionor an aggregate of $1,070,000 as follows:

1.   $10,000 on execution of this Agreement (paid);
2.   $10,000 on or before March 15, 1998;
3.   $50,000 on or before September 15, 1998; and
4.   $1,000,000 on or before September 15, 1999.

After the Company has recovered all its pre-production expenditures on the property, it shall pay to the optionor a royalty equal to 5% of the net profits arising from commercial production. At any time after the commencement of commercial production, the optionor can surrender its royalty to the Company in consideration of shares of the Company with a market value of $500,000 at the date of surrender.

ITEM 3. LEGAL PROCEEDINGS

As of October 31, 1995, there are two legal actions to which the Company is a party or of which any of its property is the subject as of the date of this Registration Statement.

(a) During 1995, Premanco Industries Ltd. (Premanco) an unrelated party, has brought an action against the Company and others in the Supreme Court of British Columbia claiming that the Company and others logged or caused to be logged without the permission of Premanco approximately 20,000 cubic meters or more of timber from certain properties. The claim has been defended by the Company and they have stated that if any logging was done any liability for these actions must rest with the Company's solicitor who acted on the Company's behalf in connection with an application to the Nelson land title office to release Premanco's timber rights.

     As of October 31, 1997, this action is ongoing with no new developments to report.

(b) A damage action has commenced in Ontario, Canada against the Company, R.B. Carson, and Dydar Resources Ltd. Dydar and Carson are vehemently defending themselves against this action. The Company's counsel advises that the Company should not be a defendant and counsel has made a plea to the court to effectively have Nu-Dawn removed from this action. The 1,000,000 shares referred to in Item 4:Note 2, are the subject of the legal action.

     During 1996 the action discussed in Item 3 (b) has been dismissed at no cost to the Company, except for Nu-Dawn's legal fees.


ITEM 4. CONTROL OF REGISTRANT

The following table sets forth the person(s) known to the Company to own beneficially more that ten percent (10%) of any class of the Company's voting securities and the total amount of any class of the Company's voting securities owned by the officers and directors as a group:

Title of Class        Identity of             Amount and Nature of    Percent
                    Person or Group           Beneficial Ownership   of Class
                                                   ( Note 1 )
--------------------------------------------------------------------------------
Common               Curitiba S.A.
                     P.O. Box 2122, 1002 Ave 6
                     St 11, Don Eugenio Bldg       10,588,441          38.5%
                     San Jose, Costa Rica

Common               Officers and Directors         1,593,500           5.8%
                     Collectively
--------------------------------------------------------------------------------

Note 1: Beneficial owners listed have sole voting and investment power with respect to the shares shown unless otherwise indicated.

ITEM 5. NATURE OF TRADING MARKET

The common stock of the Company are listed on the Vancouver Stock Exchange in Canada. There is no trading market called in the United States. The following table sets forth the high and the low sales prices for shares of common stock on the Vancouver Stock Exchange for each quarter of the Company's last two fiscal years. Brokers in the United States can make a market on the NASD electronic bulletin board by submitting a Form 211 with the NASD.


PRICE RANGE                                 High                    Low
--------------------------------------------------------------------------
1996 1st Quarter                            0.30                    0.15

1996 2nd Quarter                            0.56                    0.25

1996 3rd Quarter                            0.55                    0.26

1996 4th Quarter                            0.44                    0.26
--------------------------------------------------------------------------
1997 1st Quarter                            0.50                    0.16

1997 2nd Quarter                            0.26                    0.11

1997 3rd Quarter                            0.20                    0.07

1997 4th Quarter                            0.16                    0.08
--------------------------------------------------------------------------

As of October 31, 1997 the Company had approximately 202 registered shareholders on record of its no par value common stock. Based on representations received by the Company from certain record holders, the Company believes that there are in excess of 1248 non-registered beneficial owners of its common stock bringing the total number of shareholders in excess of 1,450.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY  HOLDERS

Canada has no system of exchange controls. There are no restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws of Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in Item 7 below.

There are no limitations under the laws of Canada or in the charter of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the agency operated thereunder of acquisition of "control" of the Company's securities by a "non-Canadian". Control for such purpose is classed as one-third or more of the issued voting securities. "Non-Canadian" generally means a person not ordinarily resident in Canada.

ITEM 7. TAXATION

A brief description of certain provision of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions, to which United States security holders are subject under existing laws and regulations of Canada and the United States. The consequences, if any, of state, provincial and local taxes are not considered. The information below necessarily is general and security holder should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect of the matters discussed to their own individual circumstances and also with respect to any state and local taxes.

Under the tax convention between Canada and the United States, with limited exceptions, security holders who are residents of the United States (other than United States corporations holding 10% or more of the voting securities of the Company) are subject to a 15% withholding tax on the gross amount of any dividends paid by the Company. the non-resident tax withheld is nonrefundable. The tax withheld will not reduce the amount of dividends reportable for United States income tax purposes, but security holders will have the election to either (a) deduct the tax withheld from adjusted gross income, if they itemized deductions, or (b) offset the tax withheld as a credit against United States income tax liability, subject to the applicable limitations on the use of the foregoing tax credit.

United States corporate security holders will not be able to avail themselves of the 80% dividends received deduction to any extent unless the foreign corporation is subject to United States income tax, has for an uninterrupted period of 36 months or such shorter period of its existence been engaged in a trade or business in the United States, and 50% or more of its gross income over the 36 month period is effectively connected with its United States business. (These conditions have not been satisfied in the past and likely will not be in the future).

United States corporations owning 10% or more of the voting securities of the Company are subject to a 10% withholding tax on the gross amount of any dividends paid by the Company. For United States income tax purposes, such corporations are deemed to have paid the Canadian or other non-United States income taxes paid by the Company attributable to that dividend under a formula that takes into account the dividend and both the Company's undistributed earnings and the Canadian or other non-United States taxes paid by the Company with respect to such earnings.

ITEM 8. SELECTED FINANCIAL DATA

The following selected financial information concerning the Company is presented in Canadian currency in accordance with U.S. generally accepted accounting principles as reconciled from the Company's financial statements which are presented in accordance with Canadian generally accepted accounting principles. This information should be read in conjunction with the financial statements appearing elsewhere herein.

The rate of exchange between U.S. dollars (U.S.$) and Canadian dollars (Cdn$) for each of the Company's last five fiscal years was as follows:


                                     1997     1996     1995     1994     1993
                                     -----------------------------------------
Rate at October 31,1997              0.66     0.769    0.739    0.741    0.762
Average Rate for the Calendar Year   0.71     0.762    0.740    0.752    0.792
                                     -----------------------------------------

FOR THE YEAR ENDED OCTOBER 31, 1997:

                                                    1997          1996        1995
-------------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF OPERATIONS           $              $           $
------------------------------------

Revenue                                              3,201        14,627        4,284

Costs and Expenses                                (327,487)      321,894      229,797

Write Down of Resource Property                   (654,179)            0            0

Write Down of Capital Assets & Deferred Costs     (860,439)            0            0

Net (-Loss)                                     (1,838,904)     -307,267     -225,513

Net (Loss) Per Share                                 (0.07)        -0.01        -0.01

CONSOLIDATED BALANCE SHEETS
---------------------------

Total Assets                                     2,227,249     3,550,828   $2,728,503

Resource Properties                                431,803       920,015      684,751

Total Liabilities                                  257,634       213,757      342,564

Accumulated Deficit                             (4,145,734)    2,306,830   -1,999,563

Working Capital (-Deficit)                      (1,838,904)     -307,267     -225,513

Shareholder's Equity (Note 1)                    1,969,615     3,337,071    3,413,254

Cash Dividends per Share                                 0             0            0
-------------------------------------------------------------------------------------

Note 1: During the year ended October 31,1996, the Company issued 329,338 common shares for debt settlement of $71,069 of which 196,000 of those shares were issued to an individual related to the President of the Company for debt settlement of $29,400.

ITEM 9. MANAGEMENT'S DISCUSSIONS AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

All of the Company's capital resources from inception have come from the sale of stock to investors. Available cash has been expended by the Company to explore its nonproducing mineral properties in British Columbia and Ontario. Operating without full-time employees for most of the last six years and depending on the part-time services of its officers and directors, the Company has been able to direct most of its cash resources directly to property acquisition, exploration and to upgrade the H.B. Mill facility. Resource properties reflect the acquisition cost and direct exploration and development expenditures on the Company's nonproducing properties. During 1995/96 the Company expended $32,214 on the mill in maintenance and upgrading the facility.

Results of Operations
---------------------

The Company has never received revenue from operations and has only minimal amounts of interest and related income since inception. As acquisition, exploration and development expenses are capitalized, annual losses reflect primarily general and administrative expenses. Total expenses have increased most years. The increases in 1990 and 1989 reflect an increase relating to activities at the H.B. Mill. From acquisition of the H.B. Mill until September 1989, Nor-Quest Resources Ltd., from which the mill was acquired, advanced most expenses on behalf of the Company subject to the Company's agreement to repay the expenses. In September 1989, as part of an agreement between Nor-Quest and Dydar, Nor- Quest agreed to limit the amount of liability of the Company to $50,000 and that amounts owed would be paid only out of future operating profits of the H.B. Mill. The acquisition cost of the H.B. Mill, $2,160,000, was paid in Company stock. The cost was capitalized and resulted in the large increase in total assets from 1988 to 1989. Expenditures on the mill during 1995 and 1996 have been capitalized and increased the assets. October 31, 1997 Costs capitalized to the H.B. Mill totalled $15,759 (1996 - $14,013) for the year. Costs capitalized include property taxes and general maintenance costs, net of equipment sales. During the year ended October 31, 1997 the Company recorded a write down of $860,439 to adjust the carrying value of this asset to management's best estimate of the net recoverable amount.

The Company expects to be carrying out exploration and development work on properties held under agreement. The result of this work could bring in revenues from Company managed mining operations. Operating losses approximating losses for previous years are expected if no operations of the H.B. Mill are undertaken.

Liquidity and Capital Resources
-------------------------------

The Company's capital, and therefore its liquidity, has always depended upon amounts raised from investors from the sale of stock, either privately or publicly. The Company took over the position, " little cash available" in 1989 and Nor-Quest paid a large portion of the Company's expenses. During 1992 Dydar purchased 1,066,436 shares of common stock for $160,000 and an investor subscribed for 333,333,($50,000) units (private placement one share plus one two year purchase warrant exercisable at $0.15 in first year and $0.20 in second year) which amount will provide some liquidity for 1992. During 1993 Dydar exercised part of its option at $0.20 to provide the Company $156,894. During 1994 the Company issued 1,333,333 shares @ $0.15 per share pursuant to a private placement of 1,000,000 units @ $0.15 per unit. 333,333 shares were issued pursuant to the exercise of warrants @ $0.15 per share. 666,667 warrants remain outstanding and may be exercised @ at rate of $0.15 per share up until April 19, 1995 or @ $0.20 per share up until April 19, 1996. The Company issued 266,667 units as an exploration payment on the Guanacaste property in Costa Rica and the balance for cash. A further 150,000 common shares were issued as a finder's fee in connection with this transaction. As at October 31, 1996, 1,055,334 of the share purchase warrants remain unexercised. During the year ended October 31, 1997, operating capital for the Company was raised by a private placement of 1,000,000 shares at $0.15 per share; issuance of 325,000 flow-through shares at $0.20; exercise of warrants of 303,512 shares at $0.15 per share for cash proceeds; and the issuance of 1,054,610 at $0.20 per share on exercise of warrants for debt settlement of $210,922.

The Company will concentrate its efforts on arrangements with others in the mining business under which cash expenditures would be paid in large part by the other entity. The Company presently lacks the cash required (approximately $700,000) to place its H.B. Mill into operation. The Company does intend to raise outside capital for that purpose, although no decisions on the sources or means of raising such capital have been made. The Company intends to pursue in 1998 its option to sell equipment and land that it owns.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The present term of office of each director will expire at the next Annual Meeting of Shareholders. The executive officers of the Company are elected annually at the first meeting of the Company's Board of Directors held after each Annual Meeting of Shareholders. Each executive officer shall hold office until his successor duly is elected and qualified or until his resignation or until he shall be removed in the manner provided by the Company's Bylaws. The name, position with the Company, the age of each director and executive officer, and the period during which each has served are as follows:


Name and Position in the Company        Age   Director or Officer Since
--------------------------------------------------------------------------------
Raynerd B. Carson                        64   Director since November 1989
President and Director                        President since 1990

James Wadsworth                          59   Director since August 1992
Vice-President and Director

Dr. Stewart Jackson                      57   Appointed Director - June 24, 1997
Vice-President Explorations and Director

Geoffrey A. Vantreight                   76   Director since June 1994
Director

Gary Van Norman                          59   Director since February 1996
Director

The following is a brief account of the business experience during the past five years of each director and executive officer:


Director / Officer            Principal Occupation During the Last Five Years
------------------            -----------------------------------------------

Raynerd B. Carson             Began his career  working in the Uranium  mines in
                              the Northwest Territories. From 1958 to 1966 he worked as a prospector in Northern Quebec and Ontario where he found one of the largest asbestos deposits the world. In 1966 he organized Abitibi
                              Asbestos Mining Co. Ltd. He worked in all facets of the mining industry up until the present time.


Dr. Stewart Jackson           Experienced  professional  with  37  years  in the
                              mineral  industry.  Involved  in  exploration  and
                              development   of  both  base  and  precious  metal
                              deposits in a wide range of environments for both large and small companies. Responsible for the discovery and development of several major mineral discoveries.

James Wadsworth               Mill  Superintendent in the Company's employ since
                              1990. director. He has over thirty years of experience in the mineral extraction business and during this time he has worked in many capacities from foreman to mill superintendent for a number of mining companies in British Columbia.

Geoff Vantreight              A  business   man  and  farmer,   Mr.   Vantreight
                              developed Vantreight & Sons Ltd over a period of 50 years. Vantreight & Sons Ltd is one of the largest growers and suppliers of cut flowers in North America. He has many years experience in land development in British Columbia.

Gary Van Norman               Businessman/Land  Developer,  has  over  30  years
                              expertise   with   land    development,    project
                              management, and marketing industry, both in Canada and the USA. Mr. Van Norman was instrumental in the development of two of Whistler, BC's largest residential and recreational developments. He is currently actively involved in senior capacities with a similar project in BC.

One of the officers or directors of the Company are directors of any entities the securities of which are registered under the Securities Exchange Act of 1934 or the Securities Exchange Act of 1933.

Dr. Stewart Jackson           Monument    Resources   Inc.,    Director,    V.P.
                              Exploration  Little  Squaw  Gold  Mining  Company,
                              Director, V.P. Exploration

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

During the fiscal year ended October 31, 1997, there was no compensation to the Company for services because of Canadian allowance standards.

OPTIONS TO PURCHASE SECURITIES FROM  REGISTRANT OR  SUBSIDIARIES

The following is a summary of the employee and director stock options outstanding as of October 31, 1997 and a summary of all such Options exercised in 1996 and 1997.

Stock options granted as at October 31, 1997 were as follows:


Directors                    Number of shares    Price      Expiration Date
--------------------------------------------------------------------------------
Stewart Jackson                 1,000,000         0.15      August 20, 2002

James Wadsworth                   100,000         0.15      August 20, 2002

Gary Van Norman                   100,000         0.15      August 20, 2002

Employees and/or Consultants

Blair Carson                      100,000         0.15      July 15, 2001

Ferne Nowlan                      100,000         0.15      September 27, 2002


Total outstanding director and employee stock options.................1,400,000

Under applicable regulations of the Vancouver Stock Exchange, the Company is not authorized to issue options to directors, employees or affiliates constituting more than 10% of the outstanding common stock.
There are no other plans.

The Company pays other incidental compensation to executive officers from time to time, consisting primarily of reimbursement for business related activities on behalf of the Company. However, the aggregate of all such other compensation did not exceed 10% of cash compensation reported for the fiscal year ended October 31, 1997.

No cash compensation is currently being paid to members of the Board of Directors for their services as directors.

The Company paid no money to the Company's executive officers for management, consulting and related services rendered to the Company during the 1997 Financial Year.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

In September 1989 subject to the approval of the Vancouver Stock Exchange, Raynerd B. Carson and Dydar Resources Ltd. (Dydar), a corporation owned by Raynerd B. Carson and members of his family, agreed to settle certain litigation with Nor-Quest Resources Ltd. (Nor-Quest), then the majority shareholder of the Company. Included in the terms of such settlement was the agreement by Dydar to acquire the 7,200,000 shares of common stock of the Company owned by Nor-Quest. Upon the approval of the transaction by the Vancouver Stock Exchange, Dydar acquired the shares (and subsequently transferred beneficial ownership of 1,000,000 of such shares to an unaffiliated third party). Subsequently, two members of the Board of Directors of the Company resigned and were replaced by Raynerd B. Carson and two other nominees of Dydar.

In November 1989, upon approval by the Vancouver Stock Exchange, Dydar subscribed to purchase, by way of private placement, 2,000,000 Units of the Company's securities, consisting of 2,000,000 shares of common stock and a stock purchase warrant to acquire an additional 2,000,000 shares for a purchase price of $300,000. Dydar subscribed for the private placement of which Raynerd B. Carson is the President, a director and substantial stockholder. Dydar exercised its warrant October 30, 1990 bringing its holdings to 10,200,000 shares. During the year ended October 31, 1991, the Company issued 476,388 shares, to Dydar (a company controlled by a director and officer), for consideration of $160,781 pursuant to a private placement. The consideration consisted of cash of $30,000 and the assumption of accounts payable of $130,781 by the investor. In addition, the investor received warrants to purchase an additional 476,388 shares at $0.3375 per share until May 22, 1992 and at $0.39 per share from May 23, 1992 to May 22, 1993. As at October 31, 1991, no warrants have been exercised. The 476,388 shares issued to Dydar brings its holdings to 10,676,388 shares. 425,901 shares were sold during the fiscal period via private sale or market sales. During 1992 Dydar purchased 1,066,667 shares of common stock for $160,000. During 1992 Dydar sold during the fiscal period via private sale or market sales 1,138,667 shares to bring its total to 10,178,487 shares. During 1993 fiscal period Dydar exercised part of its option for a total of 784,470 shares and during 1993 sold 784,958 to hold 10,177,999 shares. During 1994 Dydar sold 1,400,000 shares and purchased 666,666 from treasury through the take-down of units and warrants at $0.15 per share and Dydar held 9,444,665 shares. During the year 1995, Dydar purhcased 56,500 shares $0.14 average per share bringing the total to 9,501,165. During 1996, Curitiba S.A. purchased from Dydar Resources Ltd. 7,813,665 shares of Nu-Dawn Resources Inc. for investment purposes. As of October 31, 1996 Dydar held 2,115,495 shares of Nu-Dawn Resources Inc.

                                     PART II

ITEM 14. DESCRIPTION OF SECURITIES

(a) Capital Stock
    -------------

The Company's authorized capital stock consists of 50,000,000 shares of common stock, no par value. The following is a summary and is qualified in its entirety by reference to the Company's Articles and Special Resolution and Altered Memorandum, copies of which are exhibits to the Company's Registration Statement.

(b) Common Stock
    ------------

The outstanding shares of common stock are fully paid and non-assessable. As of the date of this Statement, 27,493,104 shares of common stock were issued and outstanding.

Holders of shares of common stock are entitled to participate equally as to dividends, voting powers and participation in assets. No shares have been issued subject to call or assessment. There are no pre-emptive rights, conversion rights, provisions for redemption or purchase for either cancellation or surrender or provisions for sinking or purchase funds. Provisions as to the modifications, amendments or variations of such rights or such provisions are contained in the Company Act of the Province of British Columbia.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

None.

                                     PART IV

ITEM 17. FINANCIAL STATEMENTS


Auditors' Report.....................................................  F1

Balance Sheets as at October, 1997...................................  F2

Statements of Loss and Deficit ......................................  F3
for the period from November 01, 1996 to October 31, 1997

Statement of Changes in Financial Position...........................  F4
for the period from November 01, 1996 to October 31, 1997

Notes to Financial Statements........................................  F5 - F11


ITEM 18. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements
    --------------------

See Item 17 for a list of financial statements and schedules incorporated as: pages F-1 to F-11.

(b) Exhibits
------------

     None

Auditors' Report and Financial Statements of

NU-DAWN RESOURCES INC.

October 31, 1997 and 1996



                                                                      Deloitte &
                                                                          Touche

Auditors' Report


To the Shareholders of
Nu-Dawn Resources Inc.


We have audited the balance sheets of Nu-Dawn Resources Inc. as at October 31, 1997 and 1996 and the statements of loss and deficit and changes in financial position for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 1997 and 1996 and the results of its operations and the changes in its financial position for the years then ended, in accordance with generally accepted accounting principles applied on a consistent basis.



/s/ Deloitte & Touche
--------------------------------

Chartered Accountants
Vancouver, British Columbia
February 13, 1998

NU-DAWN RESOURCES INC.
(Incorporated under the Company Act of British Columbia)
Balance Sheets
October 31, 1997 and 1996
--------------------------------------------------------------------------------

                                                         1997           1996
                                                     -----------    -----------
ASSETS


CURRENT
  Cash                                               $    15,875    $    22,248
  Accounts receivable                                      4,680          4,759
  Due from related company (Note 8(d))                    10,648          3,286
                                                     -----------    -----------
                                                          31,203         30,293

Capital assets and deferred costs (Note 4)             1,764,243      2,600,520
Resource properties (Note 5 and schedule)                431,803        920,015
                                                     -----------    -----------
                                                     $ 2,227,249    $ 3,550,828
                                                     -----------    -----------

LIABILITIES


CURRENT
  Accounts payable                                   $   202,682    $   158,805
  Deferred revenue                                         4,952          4,952
                                                     -----------    -----------
                                                         207,634        163,757

Long-term debt (Note 6)                                   50,000         50,000
                                                     -----------    -----------
                                                         257,634        213,757
                                                     -----------    -----------

SHAREHOLDERS' EQUITY


Capital stock (Note 7)

Authorized
      50,000,000common shares without par value
Issued
      27,493,104shares (1996 - 24,809,993 shares)      6,115,349      5,643,901
Deficit                                               (4,145,734)    (2,306,830)
                                                     -----------    -----------
                                                       1,969,615      3,337,071
                                                     -----------    -----------
                                                     $ 2,227,249    $ 3,550,828
                                                     -----------    -----------

GOING CONCERN (Note 1)

CONTINGENCY (Note 10)


APPROVED BY THE DIRECTORS:


/s/ Reynerd B. Carson
--------------------------------
Reynerd B. Carson, Director

/s/ James Wadsworth
--------------------------------
James Wadsworth, Director

NU-DAWN RESOURCES INC.
Statements of Loss and Deficit
Years ended October 31, 1997 and 1996
--------------------------------------------------------------------------------

                                                        1997            1996
                                                    -----------     -----------

REVENUE
  Logging revenue                                   $      --       $    14,379
  Interest and other                                      3,201             248
                                                    -----------     -----------
                                                          3,201          14,627
                                                    -----------     -----------

EXPENSES
  Accounting and administration                          42,254          47,781
  Consulting and management fees                         30,200          26,784
  Corporation capital taxes                               9,229           7,500
  Depreciation                                            1,597           1,978
  Exploration                                            32,601            --
  Interest and bank charges                              10,269          14,613
  Office and sundry                                      21,692          31,965
  Professional fees                                      97,524          83,400
  Rent                                                   16,160          15,200
  Telephone and fax                                      11,690          11,637
  Transfer agent, filing fees and printing               17,430          12,210
  Travel and promotion                                   11,869          34,982
  Vehicle and fuel                                       24,972          33,844
                                                    -----------     -----------
                                                        327,487         321,894
                                                    -----------     -----------

NET LOSS BEFORE UNDERNOTED ITEMS                       (324,286)       (307,267)

WRITE DOWN OF RESOURCE PROPERTIES                      (654,179)           --

WRITE DOWN OF CAPITAL ASSETS
  AND DEFERRED COSTS                                   (860,439)           --
                                                    -----------     -----------
NET LOSS                                             (1,838,904)       (307,267)

DEFICIT, BEGINNING OF YEAR                           (2,306,830)     (1,999,563)
                                                    -----------     -----------
DEFICIT, END OF YEAR                                $(4,145,734)    $(2,306,830)
                                                    -----------     -----------

LOSS PER SHARE                                      $     (0.07)    $     (0.01)
                                                    -----------     -----------




NU-DAWN RESOURCES INC.
Statements of Changes in Financial Position
Years ended October 31, 1997 and 1996
-----------------------------------------------------------------------------------

                                                             1997           1996
                                                         -----------    -----------

OPERATING ACTIVITIES
  Net loss                                               $(1,838,904)   $  (307,267)
  Items not involving cash
    Depreciation                                               1,597          1,978
    Write down of resource properties                        654,179           --
    Write down of capital assets and deferred costs          860,439           --
    Change in non-cash operating working capital items        43,956        (29,521)
                                                         -----------    -----------
                                                            (278,733)      (334,810)
                                                         -----------    -----------


INVESTING ACTIVITIES
  Expenditures relating to resource properties,
   net of recoveries                                        (165,967)      (235,264)
  Additions to capital assets and deferred costs             (25,759)       (14,152)
  Proceeds on sale of capital assets                            --           31,149
                                                         -----------    -----------
                                                            (191,726)      (218,267)
                                                         -----------    -----------

FINANCING ACTIVITIES
  Capital stock issued                                       471,448        573,648
  Advances to related parties                                 (7,362)      (104,287)
                                                         -----------    -----------
                                                             464,086        469,361
                                                         -----------    -----------

DECREASE IN CASH                                              (6,373)       (83,716)

CASH POSITION, BEGINNING OF YEAR                              22,248        105,964
                                                         -----------    -----------
CASH POSITION, END OF YEAR                               $    15,875    $    22,248
                                                         -----------    -----------


                                        F-4

NU-DAWN RESOURCES INC.
Notes to the Financial Statements
October 31, 1997 and 1996
--------------------------------------------------------------------------------

1.   GOING CONCERN

     These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company's current financial position and historical operating losses indicate significant uncertainty as to whether the going concern assumption is appropriate.

     During the year, the Company incurred a net loss of $1,838,904 (accumulated losses from inception of the Company total $4,145,734) and at October 31, 1997 has an excess of liabilities over current assets of $226,431. If the Company fails to secure additional financing or its creditors enforce their rights to settlement of indebtedness, then realization values of assets are likely to be substantially lower than those indicated in these financial statements. Additionally, failure to make required resource property payments may result in a dilution of the Company's interest or forfeiture of its resource properties.

     The Company's  ability to meet its  obligations and maintain its operations
     is  contingent   upon   successful   completion  of  additional   financing
     arrangements and the continuing support of its creditors.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  Resource properties

          Acquisition costs of resource properties together with direct exploration and development expenditures thereon, including interest, are deferred in the accounts. When production is attained these costs will be amortized. When deferred expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written-off when the decision to abandon is made.

     (b)  Capital assets and deferred costs

          Capital assets and deferred costs are recorded at cost. Direct net expenditures incurred on the H.B. Mill are deferred in the accounts. The Company provides for depreciation on the following basis:

             H.B. Mill                              15 year straight-line basis,
                                                    commencing on the start of
                                                    production
             Office equipment and motor vehicles    20% declining-balance basis


3.   FINANCIAL INSTRUMENTS

     The Company's financial instruments include cash, accounts receivable, due from related company, accounts payable and long-term debt. Except for long-term debt, the fair values of these financial instruments approximate their carrying values. Due to the nature of the long-term debt (see Note 6) it is not practicable to determine its fair value.

NU-DAWN RESOURCES INC.
Notes to the Financial Statements
October 31, 1997 and 1996
--------------------------------------------------------------------------------

4.   CAPITAL ASSETS AND DEFERRED COSTS


                                              1997                        1996
                             ---------------------------------------------------
                                          Accumulated      Net Book     Net Book
                                Cost      Depreciation      Value        Value
                             ---------------------------------------------------

H.B. Mill and freehold land  $1,757,855    $     --      $1,757,855   $2,592,535
Office equipment                  9,803         6,345         3,458        4,323
Motor vehicles                   17,219        14,289         2,930        3,662
--------------------------------------------------------------------------------

                             $1,784,877    $   20,634    $1,764,243   $2,600,520
--------------------------------------------------------------------------------

     Costs capitalized to the H.B. Mill totalled $15,759 (1996 - $14,013) for the year. Costs capitalized include property taxes and general maintenance costs, net of equipment sales. During the year ended October 31, 1997, the Company recorded a write down of $860,439 to adjust the carrying value of this asset to management's best estimate of the net recoverable amount.


5.   RESOURCE PROPERTIES

     Resource properties consist of:

                                                       1997               1996
                                                     --------           --------

Goodenough and Ymir                                  $   --             $175,012
Triton                                                   --              285,136
Prince Albert                                          55,788            242,160
Guanacaste                                            328,475            168,753
Pan-Oro                                                37,517             33,905
Sukut                                                    --               15,049
Asbestos                                               10,023               --
--------------------------------------------------------------------------------

                                                     $431,803           $920,015
--------------------------------------------------------------------------------

     (a)  Goodenough and Ymir, British Columbia

          The Company has a 100% interest in certain mineral claims located in the Nelson Mining Division, British Columbia, subject to a 15% net profit interest, and has freehold title to the land. During the year ended October 31, 1997, the Company wrote down the balance of its interest in this resource property.

     (b)  Triton, Ontario

          The Company has a 50% interest in certain mineral claims located in MacMurchy Township of the Larder Lake Mining Division, Ontario. A third party has agreed to maintain the good standing of the mineral claims. During the year ended October 31, 1997, the Company wrote down the balance of its interest in this property.

NU-DAWN RESOURCES INC.
Notes to the Financial Statements
October 31, 1997 and 1996
--------------------------------------------------------------------------------

5.   RESOURCE PROPERTIES (Continued)

     (c)  Prince Albert, Saskatchewan

          The Company has entered into an option agreement to acquire a 100% interest, subject to a 5% net profit royalty, in certain mineral claims in the Prince Albert Mining District, Saskatchewan. To maintain its interest in the agreement, the Company is required to pay $2,000 annually for ten years to July 2003.

          The Company had a 100% interest in certain mineral exploration permits issued by Saskatchewan Energy and Mines in the Southern Mining District in Saskatchewan. During the year, the Company allowed the permits to lapse and wrote off the investment in those permits. The remaining balance of $55,788 represents the Company's interest in the option in the Prince Albert Mining District.

    (d)   Guanacaste, Costa Rica

          Pursuant to an option agreement dated October 23, 1995 and amended February 27, 1996, between the Company and Minera Oceanica S.A., the Company acquired an option for the mineral and surface rights in Concession 6622 situated in the Juntas de Abangares, District of Guanacaste, Costa Rica, subject to a 10% royalty in favour of Minera Oceanica S.A. on operating profits derived from the property, or US$100,000 per year, whichever is the greater.

          Finders fees in the amount of $22,500 have been included in resource properties.

    (e)   Pan-Oro, Panama

          During 1995, the Company entered into a Letter of Agreement with Grande Portage Resources Ltd. to enter into a joint venture agreement to develop mineral concessions in Panama. The agreement has not yet been concluded and regulatory approval remains outstanding. The Company has a 90% ownership interest in Pan-Oro S.A., a Panamanian corporation. Resource properties include $21,000 in costs charged by Pan-Oro S.A.

    (f)   Sukut, Costa Rica

          The Company entered into an option agreement dated April 24, 1996 for the mineral exploration permit (ID# 6200) over an area of eighteen square kilometres within the Bri Bri Indian Reservation situated in the Province of Limon, County of Talamanca, District of Bratsi. There has been a moratorium placed on any mining activity by the Asamblea Legislativa de Costa Rica.

          During the year the permit was withdrawn from the optionor by the Costa Rican authorities. Therefore, the Company has written down its interest in this property.

NU-DAWN RESOURCES INC.
Notes to the Financial Statements
October 31, 1997 and 1996
--------------------------------------------------------------------------------

5.   RESOURCE PROPERTIES (Continued)

     (g)  Asbestos claims, Quebec

          The Company entered into an option agreement dated October 8, 1997 with Vant Resources Inc. for the Asbestos "A" claims in Maizerets, Quebec and the Exploration Claims in Soissons, Quebec. In order to exercise the option, the Company must pay the optionor an aggregate of $1,070,000 as follows:

          1.   $10,000 on execution of this Agreement (paid);

          2.   $10,000 on or before March 15, 1998;

          3.   $50,000 on or before September 15, 1998; and

          4.   $1,000,000 on or before September 15, 1999.

          After the Company has recovered all its preproduction expenditures on the property, it shall pay to the optionor a royalty equal to 5% of the net profits arising from commercial production. At any time after the commencement of commercial production, the optionor can surrender its royalty to the Company in consideration of shares of the Company with a market value of $500,000 at the date of surrender.


6.   LONG-TERM DEBT

     This amount is unsecured, non-interest bearing and will be repaid at a rate of 10% of the net profits of the H.B. Mill if and when it goes into production.

NU-DAWN RESOURCES INC.
Notes to the Financial Statements
October 31, 1997 and 1996
--------------------------------------------------------------------------------

7.   CAPITAL STOCK


     (a) Changes in common shares during the following periods were as follows:


                                                          Number of
                                                           shares       Amount
                                                         ----------   ----------

BALANCE AS AT OCTOBER 31, 1995                           22,703,832   $5,070,253

  Issued for debt settlement                                329,338       71,069
  Issued for cash pursuant to private placements          1,514,057      423,331
  Issued for cash on exercise of options                     50,000        7,500
  Issued for settlement of exploration payment               97,271       14,000
  Issued for debt settlement on exercise of warrants        115,495       57,748
--------------------------------------------------------------------------------

BALANCE AS AT OCTOBER 31, 1996                           24,809,993    5,643,901

  Issued for cash pursuant to private placements          1,000,000      150,000
  Issued for cash on exercise of warrants                   628,501      110,526
  Issued for debt settlement on exercise of warrants      1,054,610      210,922
--------------------------------------------------------------------------------

BALANCE AS AT OCTOBER 31, 1997                           27,493,104   $6,115,349
--------------------------------------------------------------------------------


     (b)  During the year ended October 31, 1996, the Company:

          (i) issued 329,338 common shares for debt settlement of $71,069 of which 196,000 of those shares were issued to an individual related to the President of the Company for debt settlement of $29,400.

          (ii) issued 700,000 units at $0.20 per unit pursuant to a private placement agreement, each unit consisting of one flow-through common share and one non-transferable share purchase warrant entitling the holder to purchase either one flow-through common share or one common share, at a price of $0.20 per share, for a period of one year.

          (iii)issued 500,000 units at $0.50 per unit pursuant to a private placement to a company controlled by the President of the Company for cash proceeds of $233,331 and debt settlement of $16,669. Each unit consisting of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share for a period of two years at a price of $0.50 per share during the first year and $0.60 per share during the second year.

          (iv) issued 444,666 common shares pursuant to a private placement for cash proceeds of $50,000 and settlement of exploration payments of $14,000.

NU-DAWN RESOURCES INC.
Notes to the Financial Statements
October 31, 1997 and 1996
--------------------------------------------------------------------------------

7.   CAPITAL STOCK (Continued)


     (c) During the year ended October 31, 1997, the Company issued 1,000,000 shares at $0.15 per share with non-transferable share purchase warrants to purchase 1,000,000 shares at $0.15 per share for a one year period and $0.18 per share in the second year. As at October 31, 1997, 696,499 of the share purchase warrants remained unexercised.


     (d) Stock options outstanding to directors and employees as at October 31, 1997 were as follows:


                Number of
                 Shares             Exercise Price          Expiry Date
                 ------             --------------          -----------

                 100,000                $ 0.15             July 15, 2001
               1,200,000                $ 0.15             August 20, 2002
                 100,000                $ 0.15             October 8, 2002



     (e) Share purchase warrants outstanding as at October 31, 1997 were as follows:


                 Number of
                  Shares            Exercise Price           Expiry Date
                  ------            --------------           -----------

                 384,505                $ 0.50               May 29, 1998
                 696,499                $ 0.15               April 28, 1999


8.   RELATED PARTY TRANSACTIONS


     (a)  Services provided by directors or parties related to directors:


                                                          1997           1996
                                                        -------        -------

          Accounting and administration fees            $ 3,320        $12,264
          Rent                                          $16,160        $15,200



     (b)  Accounts  receivable  includes  $2,988  due  from a  director  (1996 -
          $2,988).


     (c) Accounts payable includes $Nil due to an individual related to the President of the Company (1996 - $17,000).


     (d) The amount receivable from a related company is non-interest bearing, due on demand and is receivable from Dydar Resources Inc., a company controlled by the President of the Company.

NU-DAWN RESOURCES INC.
Notes to the Financial Statements
October 31, 1997 and 1996
--------------------------------------------------------------------------------

9.   SEGMENTED INFORMATION

     The Company operates in one industry and two geographic segments.


                                        Central
                         Canada         America          1997           1996
                       -----------    -----------    -----------    -----------
SALES
  From operations      $      --      $      --      $      --      $    14,379
  Other income               3,201           --            3,201            248
--------------------------------------------------------------------------------

                       $     3,201    $      --      $     3,201    $    14,627
--------------------------------------------------------------------------------

SEGMENT NET LOSS       $(1,823,855)   $   (15,049)   $(1,838,904)   $  (307,267)
--------------------------------------------------------------------------------

IDENTIFIABLE ASSETS    $ 1,861,257    $   365,992    $ 2,227,249    $ 3,550,828
--------------------------------------------------------------------------------



10.  CONTINGENCY

     Premanco Industries Ltd. (Premanco), an unrelated party, has brought an action against the Company and others in the Supreme Court of British Columbia claiming that the Company and others logged or caused to be logged without the permission of Premanco approximately 20,000 cubic meters or more of timber from certain properties. The claim has been defended by the Company and they have stated that if any logging was done any liability for these actions must rest with the Company's solicitor who acted on the Company's behalf in connection with an application to the Nelson land title office to release Premanco's timber rights.



NU-DAWN RESOURCES INC.
Schedule of Changes in Resource Properties
October 30, 1997 and 1996
-----------------------------------------------------------------------------------------------------------------------------------

                                  Goodenough                  Prince
                                   and Ymir      Triton       Albert     Guanacaste   Pan-Oro      Sukut      Asbestos      Totals
                                  ---------    ---------    ---------    ----------  ---------   ---------    --------    ---------

BALANCE, OCTOBER 31, 1995         $ 175,012    $ 285,136    $ 135,802    $  57,873   $  30,928   $    --      $    --     $ 684,751
-----------------------------------------------------------------------------------------------------------------------------------
Consulting                             --           --          2,000        3,579        --          --           --         5,579
Drilling                               --           --         21,965         --          --          --           --        21,965
Equipment rental                       --           --          5,182         --          --          --           --         5,182
Field crew                             --           --         17,888         --          --          --           --        17,888
Field data processing                  --           --          2,210         --          --          --           --         2,210
Geological consultants                 --           --         27,941         --          --          --           --        27,941
Miscellaneous                          --           --          2,394         --          --          --           --         2,394
Option payments                        --           --           --         86,337        --        15,049         --       101,386
Travel                                 --           --         15,497       20,964       2,977        --           --        39,438
Vehicle expense                        --           --         11,281         --          --          --           --        11,281
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, OCTOBER 31, 1996           175,012      285,136      242,160      168,753      33,905      15,049         --       920,015
-----------------------------------------------------------------------------------------------------------------------------------

Geological consultants                 --           --            610       44,725        --          --           --        45,335
Legal and management                   --           --           --         32,798        --          --           --        32,798
Miscellaneous                          --           --           --          3,277         123        --             23       3,423
Option payments                        --           --          2,000         --          --          --         10,000      12,000
Permits, appeals                       --           --           --         22,363        --          --           --        22,363
Public relations                       --           --           --         10,734        --          --           --        10,734
Rent                                   --           --           --         11,629        --          --           --        11,629
Travel                                 --           --           --         28,452       3,489        --           --        31,941
Vehicle expense                        --           --           --          5,744        --          --           --         5,744
Write down of resource
  properties                       (165,012)    (285,136)    (188,982)        --          --       (15,049)        --      (654,179)
Transfer to capital assets and
  deferred costs                    (10,000)        --           --           --          --          --           --       (10,000)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, OCTOBER 31, 1997         $    --      $    --      $  55,788    $ 328,475   $  37,517   $    --      $  10,023   $ 431,803
-----------------------------------------------------------------------------------------------------------------------------------




                                   SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing a Forms 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


NU-DAWN RESOURCES INC.



/s/ Raynerd B. Carson                                April 16, 1998
----------------------------                        ----------------
Raynerd B. Carson, President                              Date