Form 20-F
period 1998-10-31
NU DAWN RESOURCES INC
filed 1999-08-02
CIK 861398

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended October 31, 1998

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

                               102 Piper Crescent,
                           Nanaimo, BC, Canada V9T 3G3
                     --------------------------------------
                    (Address of principal executive offices)

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

                                      None
                                 --------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period of this Registration
Statement: 27,410,770

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

During the year ended October 31, 1998, the Company:

(i) Issued 330,166 common shares at $0.15 per share pursuant to exercise of purchase warrants of private placement agreement dated April 29, 1997, for cash proceeds of $49,525.

(ii) The Company entered into a Private Placement Subscription Agreement with Investors First S.A., Panama, on April 15, 1998. Under the terms of the agreement, the Company will issue 1,000,000 units for proceeds of $150,000. Each unit is comprised of one common share and one share purchase warrant. Each share purchase warrant enables the holder to acquire one additional common share at $0.15 during the first year and at $0.18 during the second year.

     The transaction was approved by the British Columbia Securities Commission subsequent to the year end and 1,000,000 common shares were issued on November 9, 1998

(b) Industry Segments

The Company presently operates in one industry and two geographic segments, the mineral exploration and development business in Canada and Costa Rica, and the Company is in the development stage, never having received material revenues from such operations. During the fiscal year, 1991, the Company received $8,416 for the sale of timber cut on Company land. During the fiscal year ended October 31,1993 the Company received $152,005 for the sale of timber cut on Company land. During the year ended October 31, 1994 the Company received $10,155 for the sale of equipment. During the year ended October 31, 1995, the Company received $4,284 from operations. The Company received $14,379 from operations during the year ended October 31, 1996. During the year ended October 31, 1997 the only revenue received by the Company was interest from investment and sale of spare equipment parts from the HB Mill, totalling $3,201. During the year ended October 31,1998, revenue from the sale of equipment from the HB Mill totalled $78,648. The sale of the Ymir property as per the settlement with Premanco was applied to pay in full the taxes on the property and pay out the account payable for legal fees to Siddall & Co.

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

(xiii) Employees

During its fiscal year ended October 31, 1997, the Company employed one part-time office manager, and a president's assistant provided services to the Company on a contract basis. Most Company operations will be conducted by the officers on a part time basis or by outside contractors. If the H.B. Mill is placed into operation by the Company, full-time employees would be expected to be hired. Presently, a Mill Superintendent is employed on a part-time basis.

(d) Financial Information About Foreign and Domestic Operations and Export Sales

The Company does not foresee that there is any risk to the conduct of its business in Canada or Costa Rica.

ITEM 2. DESCRIPTION OF PROPERTY

Ymir Properties

As of October 31, 1998 the Company sold all of its interest in the Ymir properties.

Triton Property

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

As of October 31, 1998 The Company has a 50% interest in certain mineral claims located in MacMurchy Township of the Larder Lake Mining Division, Ontario. A third party has agreed to maintain the good standing of the mineral claims. During the year ended October 31, 1997, the Company wrote down the balance of its interest in this property.

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

As of October 31, 1998 The Company had a 100% interest in certain mineral exploration permits issued by Saskatchewan Energy and Mines in the Southern Mining District in Saskatchewan. During the year, the Company allowed the permits to lapse and wrote off the investment in those permits. The remaining balance of $57,788 represents the Company's interest in the option in the Prince Albert Mining District.

Panama, Pan-Oro

During the year 1995, the Company entered into a letter of agreement with Grande Portage Resources Ltd to enter into a joint-venture agreement to develop mineral concessions in Panama. The agreement has not yet been concluded and regulatory approval remains outstanding. The Company has 90% ownership interest in Pan-Oro, S.A., a Panamanian corporation. During 1996, the Company entered into a letter of agreement with Grande Portage Resources Ltd. to enter into a joint venture agreement to develop mineral concessions in Panama. The Company has a 90% ownership interest in Pan-Oro S.A., a Panamanian corporation. The agreements have not been concluded and regulatory approval remains outstanding. Resource properties include $38,037 in costs charged by Pan-Oro S.A.

Costa Rica, Guanacaste

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

In order to exercise the option, the Company must obtain an independent feasibility study prior to June 30, 1997, and thereafter put the property into production. Finders fees in the amount of $22,500 have been included in resource properties. As of October 31, 1998 resource properties include $366,597 in costs allocated to Guanacaste.

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

During the year ended October 31, 1998, The Indian Mining Co-op applied for exploration permits on the project from the Costa Rican government. As of October 31,1998, the permits had not been issued.

Asbestos Claims, Quebec, Canada

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

As of October 31, 1998, the Agreement was put on hold. Nu-Dawn paid the property taxes and Vant Resources Inc. extended the agreement until further notice.

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

         During the year ended October 31, 1998 A civil action in which the defendants also included some of the directors of Nu-Dawn, an attorney who acted for the Company, and the Province of British Columbia was finally settled out of court in September 1998. The Company is liable for unjust enrichment of $450,000. Premanco has accepted as settlement a promissory note for $450,000, secured by a mortgage on the H.B. mill property and a security agreement over all equipment and chattels, with interest at prime plus 2%, due September 30, 1999. Premanco shall have no right to enforce any judgement obtained against the Company under this promissory note against any assets or properties of the Company other than those specified in the settlement agreement made between Premanco and the Company.

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

ITEM 4. CONTROL OF REGISTRANT

The following table sets forth the person(s) known to the Company to own beneficially more that ten percent (10%) of any class of the Company's voting securities and the total amount of any class of the Company's voting securities owned by the officers and directors as a group:


Title of Class            Identity of                Amount and Nature of      Percent
                        Person or Group               Beneficial Ownership    of Class
                                                         ( Note 1 )
------------------ ---------------------------------- ---------------------   ---------
Common             Curitiba S.A.
                   2742 First Ave. St 27 & 29
                   San Jose, Costa Rica                   10,588,441           37.27%
Common             Investors First S.A.                    2,633,667            9.27%
                   c/o Arias, Aleman & Mora
                   Calle 50 Edif Tower 1ER Piso
                   Apartado 8799
                   Panama 5, Panama
------------------ ---------------------------------- ----------------------- ---------
Common             Officers and Directors                  1,463,500            5.15%
                   Collectively
------------------ ---------------------------------- ----------------------- ---------

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


PRICE RANGE                           High                       Low
-----------                           ----                       ---

1997 1st Quarter                      0.50                      0.16
1997 2nd Quarter                      0.26                      0.11
1997 3rd Quarter                      0.20                      0.07
1997 4th Quarter                      0.16                      0.08
-------------------------  ---------------          ----------------
1998 1st Quarter                      0.15                      0.06
1998 2nd Quarter                      0.19                      0.11
1998 3rd Quarter                      0.16                      0.06
1998 4th Quarter                      0.14                      0.04
-------------------------  ---------------          ----------------


As of October 31, 1998 the Company had approximately 189 registered shareholders on record of its no par value common stock. Based on representations received by the Company from certain record holders, the Company believes that there are in excess of 1,000 non-registered beneficial owners of its common stock bringing the total number of shareholders in excess of 1,200.


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

The rate of exchange between U.S. dollars (U.S.$) and Canadian dollars (Cdn$) for each of the Company's last five fiscal years was as follows:

                                                1998        1997         1996           1995      1994
                                                ----------- -----------  ----------- -----------  -----------
Rate at October 31,1998                         0.62        0.66         0.769       0.739        0.741
Average Rate for  the Calendar  Year            0.63        0.71         0.762       0.740        0.752
                                                ----------- -----------  ----------- -----------  -----------


FOR THE YEAR ENDED OCTOBER 31, 1998:

                                                               1998                1997                 1996

-------------------------------------------------           ---------           ----------           --------
CONSOLIDATED STATEMENT OF OPERATIONS                        $                   $                    $
------------------------------------
Revenue                                                         8,647                3,201              14,627
Costs and Expenses                                          (187,513)            (327,487)             321,894
Write-down of (Recovery from ) Resource Property               59,342            (654,179)                   0
Write Down of Fixed Assets                                  (350,000)            (860,439)                   0
Loss on Lawsuit                                             (450,000)
Net (-Loss)                                                 (928,226)           (1,838,904           (307,267)
Net (Loss) Per Share                                           (0.03)               (0.07)              (0.01)
CONSOLIDATED BALANCE SHEETS
Total Assets                                                1,905,450            2,227,249           3,550,828
Resource Properties                                           482,258              431,803             920,015
Total Liabilities                                             814,537              257,634             213,757
Accumulated Deficit                                       (5,073,960)          (4,145,734)           2,306,830
Working Capital (Deficit)                                   (928,226)          (1,838,904)           (307,267)
Shareholder's Equity (Note 1)                               1,090,913            1,969,615           3,337,071
Cash Dividends per Share                                            0                    0                   0
--------------------------------------------------        -----------          -----------           ---------

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


Name and Position
in the Company            Age                 Director or Officer Since
--------------------------------------------------------------------------------
Raynerd B. Carson         65            Director since November 1989
                                        President and Director
                                        President since 1990

James Wadsworth           90            Director since August 1992
                                        Vice-President and Director

Dr. Stewart Jackson       58            Appointed Director - June 24, 1997
                                        Vice-President Explorations and Director

Geoffrey A. Vantreight    77            Director since June 1994 Director

Gary Van Norman           60            Director since February 1996
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

Dr. Stewart Jackson           Monument    Resources   Inc.,    Director,    V.P.
                              Exploration  Little  Squaw  Gold  Mining  Company,
                              Director, V.P. Exploration

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

During the fiscal year ended October 31, 1998, there was no compensation to directors and officers of the Company for services because of Canadian allowance standards.

OPTIONS TO PURCHASE SECURITIES FROM  REGISTRANT OR  SUBSIDIARIES

The following is a summary of the employee and director stock options outstanding as of October 31, 1998 and a summary of all such Options exercised in 1997 and 1998.

Stock options granted as at October 31, 1998 were as follows:

Directors                                 Number of shares   Price         Expiration Date
--------------------------------        -------------------  ------      ------------------
Stewart Jackson                               1,000,000       0.15          August 20, 2002
James Wadsworth                                 100,000       0.15          August 20, 2002
Gary Van Norman                                 100,000       0.15          August 20, 2002
Employees and/or Consultants
Blair Carson                                    100,000       0.15            July 15, 2001
Ferne Nowlan                                    100,000       0.15       September 27, 2002

Total outstanding director
  and employee stock options..................1,400,000

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

No cash compensation is currently being paid to members of the Board of Directors for their services as directors. The Company paid $5,960 to one director for consulting and related services rendered to the Company during the 1998 Financial Year.

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

In November 1989, upon approval by the Vancouver Stock Exchange, Dydar subscribed to purchase, by way of private placement, 2,000,000 Units of the Company's securities, consisting of 2,000,000 shares of common stock and a stock purchase warrant to acquire an additional 2,000,000 shares for a purchase price of $300,000. Dydar subscribed for the private placement of which Raynerd B. Carson is the

President, a director and substantial stockholder. Dydar exercised its warrant October 30, 1990 bringing its holdings to 10,200,000 shares. During the year ended October 31, 1991, the Company issued 476,388 shares, to Dydar (a company controlled by a director and officer), for consideration of $160,781 pursuant to a private placement. The consideration consisted of cash of $30,000 and the assumption of accounts payable of $130,781 by the investor. In addition, the investor received warrants to purchase an additional 476,388 shares at $0.3375 per share until May 22, 1992 and at $0.39 per share from May 23, 1992 to May 22, 1993. As at October 31, 1991, no warrants have been exercised. The 476,388 shares issued to Dydar brings its holdings to 10,676,388 shares. 425,901 shares were sold during the fiscal period via private sale or market sales. During 1992 Dydar purchased 1,066,667 shares of common stock for $160,000. During 1992 Dydar sold during the fiscal period via private sale or market sales 1,138,667 shares to bring its total to 10,178,487 shares. During 1993 fiscal period Dydar exercised part of its option for a total of 784,470 shares and during 1993 sold 784,958 to hold 10,177,999 shares. During 1994 Dydar sold 1,400,000 shares and purchased 666,666 from treasury through the take-down of units and warrants at $0.15 per share and Dydar held 9,444,665 shares. During the year 1995, Dydar purchased 56,500 shares $0.14 average per share bringing the total to 9,501,165. During 1996, Curitiba S.A. purchased from Dydar Resources Ltd. 7,813,665 shares of Nu-Dawn Resources Inc. for investment purposes. As of October 31, 1996 Dydar held 2,115,495 shares of Nu-Dawn Resources Inc. As of October 31, 1998, 500,000 shares of Nu-Dawn Resources Inc. were held by Dydar Resources Inc. in trust for Curitiba S.A.

                                     PART II

ITEM 14. DESCRIPTION OF SECURITIES

(a)   Capital Stock

The Company's authorized capital stock consists of 50,000,000 shares of common stock, no par value. The following is a summary and is qualified in its entirety by reference to the Company's Articles and Special Resolution and Altered Memorandum, copies of which are exhibits to the Company's Registration Statement.

(b)   Common Stock

The outstanding shares of common stock are fully paid and non-assessable. As of the date of this Statement, 27,410,770 shares of common stock were issued and outstanding.

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

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

                            None.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

                            None.


                                     PART IV

ITEM 17. FINANCIAL STATEMENTS


Report to Shareholders............................................        F1
Balance Sheets as at October, 1998................................        F2
Statements of Income and Deficit .................................        F3
for the period from November 01, 1997 to October 31, 1998
Statement of Changes in Financial Position........................        F4
for the period from November 01, 1997 to October 31, 1998
Schedule of Changes in Resource Properties                                F8
Notes to Financial Statements.....................................     F5 - F16


ITEM 18. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

See Item 17 for a list of financial  statements and schedules  incorporated  as:
Pages F-1 to F-16.

(b) Exhibits
      None

PROVINCE OF BRITISH COLUMBIA                                    QUARTER REPORT
BRITISH COLUMBIA SECURITIES COMMISSION                               FORM 61
--------------------------------------------------------------------------------

INSTRUCTIONS:
This report is to be filed by Exchange issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 day of the end of their fourth fiscal quarter. Three schedules are to be attached to this report as follows:

SCHEDULE A:  FINANCIAL INFORMATION
Financial information prepared in accordance with generally accepted accounting principles for the fiscal year-to-date, with comparative information for the corresponding period of the preceding fiscal year. This financial information should consist of the following:
For the first, second and third fiscal quarters:
An interim financial report presented in accordance with Section 1750 of the C.I.D.A. Handbook. This should include a summary income statement (or a statement of deferred costs) and a statement of changes in financial position. A summary balance sheet is also to be provided.
For the fourth fiscal quarter (year end):
Annual audited financial statements.

SCHEDULE B: SUPPLEMENTARY INFORMATION
The supplementary information set out below is to be provided when not included in Schedule A.
1. For the current fiscal year-to-date:
Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A. State the aggregate amount of expenditures made to parties not at arm's length from the issuer.
2. For the quarter  under review:
(a) Summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc) type of issue (private placement, public offering, exercise of warrants, etc) number, price, total proceeds, type of consideration (cash, property, etc) & commission paid.
(b) Summary of options granted, including date, number, name of optionee, exercise price and expiry date.
3. As at the end of the quarter:
(a) Particulars of authorized capital and summary of shares issued and outstanding.
(b) Summary of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry dates.
(c) Total number of shares in escrow or subject to a pooling agreement.
(d) List of directors.

SCHEDULE C:  MANAGEMENT  DISCUSSION
Review of operations in the quarter review and up to the date of this report, including brief details of an significant event or transaction which occurred during the period. The following list can be used as a guide but is not exhaustive: Acquisition or abandonment of resource properties, acquisition of fixed assets, financing and use of proceeds, management changes, material contracts, transactions with related parties, legal proceedings, contingent liabilities, default under debt or other contractual obligations, special resolutions passed by shareholders.


ISSUER DETAILS
-------------------------------------------------------------------------------------------------
NAME OF ISSUER                   ISSUER TELEPHONE NO.      QUARTER ENDED           DATE OF REPORT
                                                                                   Y  /  M  /  D
NU-DAWN RESOURCES INC.              250-756-0291          October 31, 1998           99/07/27
-------------------------------------------------------------------------------------------------
ISSUER'S ADDRESS                                                                    POSTAL CODE
102 Piper Crescent, Nanaimo BC                                                        V9T 3G3
-------------------------------------------------------------------------------------------------
CONTACT PERSON                  CONTACT'S POSITION             TELEPHONE NO.
Raynerd Carson                       President                (250) 756-0291
-------------------------------------------------------------------------------------------------
CERTIFICATE
The three schedules  required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Quarterly  Report will be provided to any  shareholder who requests
it.
-------------------------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE                 FULL NAME                                     DATE SIGNED
                                                                                  Y   /  M  / D
RAYNERD B. CARSON (signed)        RAYNERD B. CARSON                               99 / 07 / 27
-------------------------------------------------------------------------------------------------
JAMES WADSWORTH (signed)          JAMES WADSWORTH                                 99 / 07 / 27
-------------------------------------------------------------------------------------------------

NU-DAWN RESOURCES INC.
Financial Statements
October 31, 1998 and 1997






         INDEX                                                       Page
         -----                                                       ----


         Auditors' Report to the Shareholders                         1

         Financial Statements

         Balance Sheets                                               2

         Statements of Income and Deficit                             3

         Statements of Cash Flows                                     4

         Notes to Financial Statements                               5-16

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the balance sheet of Nu-Dawn Resources Inc. as at October 31, 1998 and the statements of income and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 1998 and the results of its operations and changes in its financial position for the year then ended in accordance with generally accepted accounting principles.

The financial statements as at October 31, 1997 and for the two years then ended were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated February 13, 1998.



/s/  Smythe Ratcliffe


Chartered Accountants

Vancouver, British Columbia
July 16, 1999



COMMENTS BY AUDITORS FOR U.S. READERS ON
CANADA-U.S. REPORTING CONFLICT

In the U.S., reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties such as that referred to in the attached balance sheets as at October 31, 1998 and described in notes 1 and 4 to the financial statements. Our report to the shareholders dated July 16, 1999 is expressed in accordance with Canadian reporting standards which do not permit a reference to such an uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.


/s/  Smythe Ratcliffe

Chartered Accountants

Vancouver, British Columbia
July 16, 1999

NU-DAWN RESOURCES INC.
Balance Sheets (note 1)
October 31

================================================================================
                                                        1998           1997
--------------------------------------------------------------------------------
                                                                    (note 5)
Assets (note 8)

Current
  Cash                                              $    43,633    $    15,875
  Accounts receivable                                     4,595          4,680
  Due from related company (note 12 (d))                 16,919         10,648
------------------------------------------------------------------------------

                                                         65,147         31,203
Fixed (notes 4, 6 and 8)                              1,358,045      1,764,243
Resource Properties (notes 4 and 7)                     482,258        431,803
------------------------------------------------------------------------------

                                                    $ 1,905,450    $ 2,227,249
==============================================================================

Liabilities

Current
  Accounts payable                                  $   169,510    $   202,682
  Subscriptions received (note 10)                      150,000              0
  Loan payable to Premanco Industries Ltd. (note 8)     445,027              0
  Deferred revenue                                            0          4,952
------------------------------------------------------------------------------

                                                        764,537        207,634
Long-Term Debt (note 9)                                  50,000         50,000
------------------------------------------------------------------------------

                                                        814,537        257,634
------------------------------------------------------------------------------

Shareholders' Equity

Capital Stock (note 10)                               6,164,873      6,115,349
Deficit                                              (5,073,960)    (4,145,734)
------------------------------------------------------------------------------

                                                      1,090,913      1,969,615
------------------------------------------------------------------------------

                                                    $ 1,905,450    $ 2,227,249
==============================================================================


Approved by the Directors:


/s/  Raynerd B. Carson  Director


/s/  James  Wadsworth   Director


See notes to financial statements.
                                                                               2



NU-DAWN RESOURCES INC.
Statements of Income and Deficit
Years Ended October 31

================================================================================================================
                                                                 1998               1997               1996
----------------------------------------------------------------------------------------------------------------
                                                                                 (note 5)            (note 5)
Revenues
  Interest and other                                        $      8,647        $      3,20         $        248
  Logging                                                              0                   0              14,379
----------------------------------------------------------------------------------------------------------------

                                                                   8,647               3,201              14,627
----------------------------------------------------------------------------------------------------------------

Expenses
  Consulting and management fees                                  44,910              30,200              26,784
  Interest and bank charges                                       32,710              10,269              14,613
  Accounting and administration                                   22,613              42,254              47,781
  Travel and promotion                                            19,629              11,869              34,982
  Vehicle and fuel                                                14,826              24,972              33,844
  Office and sundry                                               13,665              21,692              31,965
  Professional fees                                               12,321              97,524              83,400
  Rent                                                            12,000              16,160              15,200
  Transfer agent, filing fees and printing                        11,878              17,430              12,210
  Telephone and fax                                                9,266              11,690              11,637
  Corporation capital tax                                          1,000               9,229               7,500
  Exploration                                                         65              32,601                   0
  Depreciation                                                     1,277               1,597               1,978
----------------------------------------------------------------------------------------------------------------

                                                                 196,160             327,487             321,894
----------------------------------------------------------------------------------------------------------------

Loss Before Other Items                                         (187,513)           (324,286)           (307,267)
----------------------------------------------------------------------------------------------------------------

Other Items
  Loss on Lawsuit (note 8)                                       450,000                   0                   0
  Write-down of Fixed Assets                                     350,055             860,439                   0
  Write-down of (Recovery from) Resource Properties              (59,342)            654,179                   0
-----------------------------------------------------------------------------------------------------------------

                                                                 740,713           1,514,618                   0
----------------------------------------------------------------------------------------------------------------

Net Loss for Year                                               (928,226)         (1,838,904)           (307,267)
Deficit, Beginning of Year                                    (4,145,734)         (2,306,830)         (1,999,563)
----------------------------------------------------------------------------------------------------------------

Deficit, End of Year                                        $ (5,073,960)       $ (4,145,734)       $ (2,306,830)
================================================================================================================

Net Loss Per Share                                          $      (0.03)       $      (0.07)       $      (0.01)
================================================================================================================

Weighted Average Number of Shares                             27,661,811          26,097,719          24,089,405
Outstanding
================================================================================================================



See notes to financial statements.
                                                                                                               3




NU-DAWN RESOURCES INC.
Statements of Cash Flows
Years Ended October 31

=============================================================================================================
                                                                  1998              1997              1996
-------------------------------------------------------------------------------------------------------------
                                                                                  (note 5)          (note 5)
Cash Used In Operating Activities
  Net loss                                                     $  (928,226)      $(1,838,904)      $  (307,267)
  Items not involving cash
    Depreciation                                                     1,277             1,597             1,978
    Write-down of fixed assets                                     350,055           860,439                 0
    Write-down of resource properties                                    0           654,179                 0
--------------------------------------------------------------------------------------------------------------

                                                                  (576,894)         (322,689)         (305,289)
--------------------------------------------------------------------------------------------------------------

Changes in Non-Cash Working Capital
  Accounts receivable                                                   85                79            (1,715)
  Accounts payable                                                 (33,172)           43,877             9,621
  Subscriptions received                                           150,000                 0                 0
  Deferred revenue                                                  (4,952)                0            (3,548)
--------------------------------------------------------------------------------------------------------------

                                                                   111,961            43,956             4,358
--------------------------------------------------------------------------------------------------------------

                                                                  (464,933)         (278,733)         (300,931)
--------------------------------------------------------------------------------------------------------------

Investing Activities
  Proceeds on sale of fixed assets                                  75,491                 0            31,149
  Additions to fixed assets and deferred costs                     (20,625)          (25,759)          (14,152)
  Expenditures relating to resource
    properties, net of recoveries                                  (50,455)         (165,967)         (221,264)
--------------------------------------------------------------------------------------------------------------

                                                                     4,411          (191,726)         (204,267)
--------------------------------------------------------------------------------------------------------------

Financing Activities
  Advances to related parties                                       (6,271)           (7,362)          (16,549)
  Loan payable to Premanco Industries Ltd., net                    445,027                 0                 0
  Capital stock issued                                              49,524           471,448           438,031
--------------------------------------------------------------------------------------------------------------

                                                                   488,280           464,086           421,482
--------------------------------------------------------------------------------------------------------------

Increase (Decrease) in Cash                                         27,758            (6,373)          (83,716)
Cash, Beginning of Year                                             15,875            22,248           105,964
--------------------------------------------------------------------------------------------------------------

Cash, End of Year                                              $    43,633       $    15,875       $    22,248
==============================================================================================================

Supplemental Disclosure of Cash Flow
Information
  Interest Paid During Year                                    $    13,281       $    10,269       $    14,613
==============================================================================================================


See notes to financial statements.
                                                                                                             4

NU-DAWN RESOURCES INC.
Notes to Financial Statements
Years Ended October 31

================================================================================

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

         During the year, the Company incurred a net loss of $928,226 (accumulated losses from inception of the Company total $5,073,960) and at October 31, 1998 has an excess of liabilities over current assets of $749,390. If the Company fails to secure additional financing or its creditors enforce their rights to settlement of indebtedness, then realization values of assets are likely to be substantially lower than those indicated in these financial statements. Additionally, failure to make required resource property payments may result in a dilution of the Company's interest or forfeiture of its resource properties.

         The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and the continuing support of its creditors.

2.       BASIS OF PRESENTATION

         These financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all figures are in Canadian dollars. Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States. The significant differences and the approximate related effect on the financial statements are set forth in Note 15.

3.       SIGNIFICANT ACCOUNTING POLICIES

         (a)      Use of estimates

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates and would impact future results of operations and cash flows.

NU-DAWN RESOURCES INC.
Notes to Financial Statements
Years Ended October 31

================================================================================

3.       SIGNIFICANT ACCOUNTING POLICIES (Continued)

         (b)      Fixed assets

                    H.B. Mill and land are recorded at original cost less writedowns of $1,210,494 (1997 - $860,439) to management's best estimate of the net recoverable amount.

                    Other fixed assets are recorded at cost. Direct net expenditures incurred on the H.B. Mill are deferred in the accounts. Depreciation is calculated on office equipment and automobiles at 20% per annum using the declining-balance method. No depreciation has been charged on H.B. Mill as the asset is not in production.

         (c)      Resource properties

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

         (d)      Financial instruments

                    The Company's financial instruments include cash, accounts receivable, due from related company, accounts payable, loan payable to Premanco Industries Ltd., and long-term debt. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial statements approximate their carrying values.

         (e)      Net loss per share

                    Net loss per share computations are based on the weighted average number of common shares outstanding during the year.

NU-DAWN RESOURCES INC.
Notes to Financial Statements
Years Ended October 31

================================================================================

4.       REALIZATION OF ASSETS

         The investment in and expenditures on the H.B. Mill and land and resource properties comprises substantially all of the Company's assets. Recovery of the carrying value of the investment in these assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and development, the attainment of future profitable production or the disposition of these assets for proceeds in excess of their carrying values.

5.       COMPARATIVE FIGURES

         The comparative figures were reported on by another firm of chartered accountants as at and for the years ended October 31, 1997 and 1996. Certain of the comparative figures are reclassified to conform with the current year's presentation.

6. FIXED ASSETS (note 8)

================================================================================================
                                                1998                                 1997
------------------------------------------------------------------------------------------------
                                            Accumulated
                           Cost             Depreciation           Net                 Net
------------------------------------------------------------------------------------------------
                                                                                     (note 5)

H.B. Mill and            $   1,352,934     $         0      $     1,352,934       $    1,757,855
land
Office                           9,803           7,036                2,767                3,458
equipment
Automobiles                     17,219          14,875               2,344                 2,930
------------------------------------------------------------------------------------------------

                         $   1,379,956     $    21,911      $     1,358,045       $    1,764,243
================================================================================================













NU-DAWN RESOURCES INC.
Notes to Financial Statements
Years Ended October 31

====================================================================================================================================

7.       RESOURCE PROPERTIES

====================================================================================================================================
                                   Goodenough                  Prince
                                    and Ymir        Triton     Albert      Guanacaste     Pan-Oro     Sukut     Asbestos     Totals
------------------------------------------------------------------------------------------------------------------------------------

Balance, October 31, 1996
(note 5)                          $  175,012       $285,136   $242,160      $168,753      $33,905    $15,049          $0    $920,015

Geological consultants                     0              0        610        44,725            0          0           0      45,335
Legal and management                       0              0          0        32,798            0          0           0      32,798
Travel                                     0              0          0        28,452        3,489          0           0      31,941
Permits, appeals                           0              0          0        22,363            0          0           0      22,363
Option payments                            0              0      2,000             0            0          0      10,000      12,000
Rent                                       0              0          0        11,629            0          0           0      11,629
Public relations                           0              0          0        10,734            0          0           0      10,734

Vehicle expense                            0              0          0         5,744            0          0           0       5,744
Miscellaneous                              0              0          0         3,277          123          0          23       3,423
Write down of resource
  properties                       (165,012)      (285,136)  (188,982)             0            0   (15,049)           0   (654,179)
Transfer to fixed assets
  and deferred costs                (10,000)              0          0             0            0          0           0    (10,000)
------------------------------------------------------------------------------------------------------------------------------------

Balance, October 31, 1997 (note 5)         0              0     55,788       328,475       37,517          0      10,023     431,803
------------------------------------------------------------------------------------------------------------------------------------

Option payments                            0              0      2,000             0            0          0      10,000      12,000
Travel                                     0              0          0        10,795          282          0         291      11,368
Legal and management                       0              0          0         7,748            0          0           0       7,748
Permits                                    0              0          0         7,748            0          0           0       7,748
Rent                                       0              0          0         5,165            0          0           0       5,165
Vehicle expense                            0              0          0         5,165            0          0           0       5,165
Miscellaneous                              0              0          0           822          238          0           0       1,060
Geological consultants                     0              0          0            39            0          0         162         201
------------------------------------------------------------------------------------------------------------------------------------

                                           0              0      2,000        37,482          520          0      10,453      50,455
------------------------------------------------------------------------------------------------------------------------------------


Balance, October 31, 1998         $        0             $0    $57,788      $365,957      $38,037         $0     $20,476    $482,258
====================================================================================================================================


                                                                                                                                   8

NU-DAWN RESOURCES INC.
Notes to Financial Statements
Years Ended October 31

================================================================================


7.       RESOURCE PROPERTIES

         (a)      Goodenough and Ymir, British Columbia

                  The Company has a 100% interest in certain mineral claims located in the Nelson Mining Division, British Columbia, subject to a 15% net profit interest. During 1997 the Company wrote off the cost of its interest in this property.

         (b)      Triton, Ontario

                  The Company has a 50% interest in certain mineral claims located in MacMurchy Township of the Larder Lake Mining Division, Ontario. A third party has agreed to maintain the good standing of the mineral claims. During 1997 the Company wrote off the cost of its interest in this property.

         (c)      Prince Albert, Saskatchewan

                  The Company has entered into an option agreement to acquire a 100% interest, subject to a 5% net profit royalty, in certain mineral claims in the Prince Albert Mining District, Saskatchewan. To maintain its interest in the agreement, the Company is required to pay $2,000 annually for ten years to July 2003. The remaining balance of $57,788 represents the cost of the Company's interest in the option to acquire mineral claims in the Prince Albert Mining District.

                  The Company had a 100% interest in certain mineral exploration permits issued by Saskatchewan Energy and Mines in the Southern Mining District in Saskatchewan. During 1997, the Company allowed the permits to lapse and wrote off the cost of the investment in those permits.

         (d)      Guanacaste, Costa Rica

                  Pursuant to an option agreement dated October 23, 1995 as amended February 27, 1996 and between the Company and Minera Oceanica S.A., the Company acquired an option for the mineral and surface rights in Concession 6622 situated in the Juntas de Abangares, District of Guanacaste, Costa Rica, subject to a 10% royalty in favour of Minera Oceanica S.A. on operating profits derived from the property, or US$100,000 per year, whichever is greater.

                  Finders fees of $22,500 have been included in the cost of resource properties.

NU-DAWN RESOURCES INC.
Notes to Financial Statements
Years Ended October 31

================================================================================


7.       RESOURCE PROPERTIES (Continued)

         (e)      Pan-Oro, Panama

                  During 1995, the Company entered into a Letter of Agreement with Grande Portage Resources Ltd. to enter into a joint venture agreement to develop mineral concessions in Panama. The agreement has not yet been concluded and regulatory approval remains outstanding. The Company has a 90% ownership interest in Pan-Oro S.A., a Panamanian corporation. Resource property costs include $21,000 charged by Pan- Oro S.A.


         (f)      Sukut, Costa Rica

                  The Company entered into an option agreement dated April 24, 1996 for the acquisition of the mineral exploration permit (ID# 6200) over an area of eighteen square kilometres within the Bri Indian Reservation situated in the Province of Limon, County of Talamanca, District of Bratsi. There has been a moratorium placed on any mining activity by the Asamblea Legislativa de Costa Rica. During 1997 the permit was withdrawn by the Costa Rican authorities. The Company has written off the cost of its interest in this property.

         (g)      Asbestos claims, Quebec

                  The Company entered into an option agreement dated October 8, 1997 with Vant Resources Inc. for the Asbestos "A" claims in Maizerets, Quebec and the Exploration Claims in Soissons, Quebec. In order to exercise the option, the Company must pay the optionor an aggregate of $1,070,000 as follows:

                  i)      $10,000 on execution of this Agreement (paid);

                  ii)     $10,000 on or before March 15, 1998 (paid);

                  iii)    $50,000 on or before September 15, 1998 (unpaid); and,

                  iv)     $1,000,000 on or before September 15, 1999.

                  After the Company has recovered all its pre-production expenditures on the property, it will pay the optionor a royalty equal to 5% of the net profits arising from commercial production. At any time after the commencement of commercial production, the optionor can surrender its royalty to the Company in consideration of shares of the Company with a market value of $500,000 at the date of surrender.

                  The Company has not made the $50,000 payment due September 15, 1998 pursuant to the above agreement. Subsequent to the year end, the Company made a payment of $8,000 to the optionor.

NU-DAWN RESOURCES INC.
Notes to Financial Statements
Years Ended October 31

================================================================================

7.       RESOURCE PROPERTIES (Continued)

         (h)      Kootenay, British Columbia

                  In the prior years, the Company sold its 100% working interest in certain Crown granted mineral claims located in the Nelson Mining Division, Kootenay District, British Columbia for $12,000 and royalty of 1.5% of net smelter returns from future production, if any, and wrote off its investment.

8.       LOAN PAYABLE TO PREMANCO INDUSTRIES LTD. AND LOSS ON LAWSUIT

         Premanco Industries Ltd. ("Premanco"), an unrelated party, brought an action against the Company and others in the Supreme Court of British Columbia claiming that the Company and others logged or caused to be logged without the permission of Premanco approximately 20,000 cubic meters or more of timber from certain properties. The claim has been defended by the Company and they have stated that if any logging was done, any liability for these actions must rest with the Company's solicitor who acted on the Company's behalf in connection with an application to the Nelson land title office to release Premanco's timber rights.

         The lawsuit was settled during 1998. The Company is liable for unjust enrichment of $450,000. Premanco has accepted as settlement a promissory note for $450,000, secured by a mortgage on the H.B. Mill property and a security agreement over all equipment and chattels, with interest at prime plus 2%, due September 30, 1999.

         Premanco shall have no right to enforce any judgement obtained against the Company under this promissory note against any assets or properties of the Company other than those specified in the settlement agreement made between Premanco and the Company.

9.       LONG-TERM DEBT

         This amount is unsecured, non-interest bearing and will be repaid at a rate of 10% of the net profits of the H.B. Mill if and when it goes into production.

NU-DAWN RESOURCES INC.
Notes to Financial Statements
Years Ended October 31

================================================================================

10.      CAPITAL STOCK

         (a)      Authorized
                    50,000,000    Common shares without par value

         (b)      Issued


                                                      Number
                                                     of Shares         Amount
--------------------------------------------------------------------------------

Balance, October 31, 1996                            24,809,993 $     5,643,901

Issued for cash pursuant to private                   1,000,000         150,000
placements
Issued for cash on exercise of warrants                 628,501         110,526
Issued for debt settlement on exercise of             1,054,610         210,922
warrants
-------------------------------------------------------------------------------

Balance, October 31, 1997 (note 5)                   27,493,104       6,115,349
Issued for cash on exercise of warrants                 330,166          49,524
Escrow shares cancelled and returned to               (412,500)               0
treasury
-------------------------------------------------------------------------------

Balance, October 31, 1998                            27,410,770 $     6,164,873
===============================================================================


         (c) During the year ended October 31, 1997, the Company issued 1,000,000 shares at $0.15 per share with non-transferable share purchase warrants to purchase an additional 1,000,000 shares at $0.15 per share for a one year period and $0.18 per share in the second year. As at October 31, 1998, 366,333 (1997 - 696,499) of the share purchase warrants remained unexercised.

         (d) Stock options outstanding to directors and employees as at October 31, 1998 and 1997 were as follows:

================================================================================
                                               Number of Shares
Expiry Date               Exercise Price     1998            1997
--------------------------------------------------------------------------------
                                                           (note 5)

July 15, 2001                 $ 0.15         100,000         100,000
August 20, 2002               $ 0.15       1,200,000         120,000
October 7, 2002               $ 0.15         100,000         100,000
================================================================================

NU-DAWN RESOURCES INC.
Notes to Financial Statements
Years Ended October 31

================================================================================

10.      CAPITAL STOCK (Continued)

         (e) Share purchase warrants outstanding as at October 31, 1998 were as follows:

================================================================================
                                                    Number of Shares
                               Exercise
Expiry Date                     Price            1998             1997
--------------------------------------------------------------------------------
                                                                 (note 5)

May 29, 1998 (expired)          $ 0.50          384,505           384,505
April 28, 1999 (expired         $ 0.15          366,333           696,499
subsequent to year end)
================================================================================


         (f) The Company entered into a Private Placement Subscription Agreement with Investors First S.A., Panama, on April 15, 1998. Under the terms of the agreement, the Company will issue 1,000,000 units for proceeds of $150,000. Each unit is comprised of one common share and one share purchase warrant. Each share purchase warrant enables the holder to acquire one additional common share at $0.15 during the first year and at $0.18 during the second year.

               This transaction was approved by the British Columbia Securities Commission subsequent to the year end and 1,000,000 common shares were issued on November 9, 1998.


11.      SUBSEQUENT EVENT

         The Company changed its name to World Ventures Inc. on June 30, 1999.


12.      RELATED PARTY TRANSACTIONS

         (a)     Services provided by directors or parties related to directors:


                                  1998               1997            1996
-----------------------------------------------------------------------------
                                                 (note 5)          (note 5)

Consulting and management      $     39,910             $0                $0
fees
Rent                                 12,000         16,160            15,200
Accounting and administration             0          3,320            12,264
fees
=============================================================================

         (b) Accounts receivable includes $2,988 due from a director (1997 - $2,988).

         (c) Accounts payable includes $31,000 (1997 - $19,000) due to an individual related to the President of the Company and $4,900 (1997 - Nil) due to a director of the Company for commission related to sale of property.

NU-DAWN RESOURCES INC.
Notes to Financial Statements
Years Ended October 31

================================================================================


         (d) The amount receivable from a related Company is non-interest bearing, due on demand and is receivable from Dydar Resources Inc., a Company controlled by the President of the Company.


13.      INCOME TAX LOSSES

         The Company has operating losses which may be carried forward to apply against future years income for Canadian income tax purposes. The benefits of these losses have not been recorded in the financial statements. These losses expire as follows:

================================================================================
Available to                                                        Amount
--------------------------------------------------------------------------------

1999                                                               $108,000
2000                                                                 25,000
2001                                                                 24,000
2002                                                                 18,000
2003                                                                 14,000
2004                                                                323,000
2005                                                                636,000
--------------------------------------------------------------------------------

                                                                 $1,148,000
================================================================================

14.      UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

         The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. While the Company has a plan to address the Year 2000 Issue, it is not possible to be certain that all aspects of the issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

NU-DAWN RESOURCES INC.
Notes to Financial Statements
Years Ended October 31

================================================================================


15.      DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY
         ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP)

         (a)      Recent accounting pronouncements

                  (i)      Earnings per share

                           In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 128, (SFAS 128) "Earnings per Share". The statement is effective for financial statements for periods ending after December 15, 1997, and changes the method in which earnings per share will be determined. The Company's adoption of SFAS 128 for U.S. GAAP purposes results in no difference in net loss per share disclosure.

                  (ii)     Income tax

                           Under Canadian GAAP, the future tax benefit related to non-capital loss carry forwards have not been recorded in the accounts. Under U.S. GAAP, companies must follow the requirements of Statement of Financial Accounting Standards No. 109 (SFAS 109) which requires the use of the asset/liability method of measurement of tax liabilities, wherein deferred tax assets are recognized as well as deferred tax liabilities.

                           The Company has significant non-capital loss carry forwards (note 13). SFAS 109 would require the recognition of a long-term tax asset for the future benefit expected from the application of these carry forwards to future profitable years. If it is expected that the entire amount of non-capital loss carry forwards will not be utilized, then a valuation allowance is applied to the asset to reasonably state the asset at its expected value. Under SFAS 109, disclosure of the amount of the valuation allowance is required. As at October 31, 1998, the valuation allowance is equal to 100% of the deferred tax asset. Changes in the value of the deferred asset are recognized each year as income tax expense.

NU-DAWN RESOURCES INC.
Notes to Financial Statements
Years Ended October 31

================================================================================


         (b)      Stock options

                  The Company has granted directors and certain employees stock options. Stock option activity is summarized as follows:

================================================================================
                                              Number of             Exercise
                                                Shares               Price
--------------------------------------------------------------------------------

Balance, October 31, 1995                        150,000              $ 0.17
1996 - Granted                                    50,000              $ 0.35
1996 - Granted                                   200,000              $ 0.33
1996 - Granted                                    50,000              $ 0.38
1996 - Exercised                                (50,000)              $ 0.15
--------------------------------------------------------------------------------

Balance, October 31, 1996                        400,000              $ 0.30
1997 - Cancelled                                (50,000)              $ 0.35
1997 - Cancelled                               (200,000)              $ 0.33
1997 - Cancelled                                (50,000)              $ 0.38
1997 - Expired                                 (100,000)              $ 0.18
1997 - Granted                                 1,400,000              $ 0.15
--------------------------------------------------------------------------------

Balance, October 31, 1997 and 1998
================================================================================



                  In 1995 the FASB issued SFAS No. 123 "Accounting for Stock-Based Compensation", which contains a fair value-based method for valuing stock-based compensation that entities may use. This measures compensation cost at the grant date based on the fair value for the award. Compensation is then recognized over the service period, which is usually the vesting period. For U.S. GAAP purposes management accounts for options under APB Opinion No. 25. As option exercise prices approximate market price on the dates of grants, no compensation expense has been recognized. If the alternative accounting-related provisions of SFAS No. 123 had been adopted as of the beginning of 1996, the effect on 1998, 1997 and 1996 U.S. GAAP net loss per share would have been immaterial.

                                   SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing a Forms 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


NU-DAWN RESOURCES INC.


Raynerd B. Carson (signed)                                     July 27, 1999
-------------------------                                      -------------
Raynerd B. Carson, President                                       Date