Form 20-F
period 1999-10-31
WORLD VENTURES INC
filed 2000-05-01
CIK 861398

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

                                  ANNUAL REPORT
     PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended October 31, 1999

                       Commission File Number: 000 -18343

                              WORLD VENTURES, INC.
              ---------------------------------------------------
                       (formerly Nu-Dawn Resources, Inc.)
             (Exact Name of Registrant as specified in its charter)

                                 Not Applicable
                  ---------------------------------------------
                 (Translation of Registrant's name into English)

                          Province of British Columbia
                          ----------------------------
                 (Jurisdiction of incorporation or organization)

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

                                      None
                                      ----
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period of this Registration
Statement: 28,410,770

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                    Yes x  No
                                       ---    ---
     Indicate by check mark which financial statement item the registrant has elected to follow.

                                Item 17 x Item 18
                                       ---        ---

Currencies:    Monetary amounts in this Form 20-F are stated in Canadian dollars
-----------    (Cdn $) except where specifically stated otherwise.


                                     PART I

ITEM 1. BUSINESS

(a)  General Development of Business
     -------------------------------

World Ventures, Inc. (the "Company") ( formerly Nu-Dawn Resources, Inc.), effected a name change June 28, 1999.

World Ventures, Inc. (formerly Nu-Dawn Resources, Inc.) was incorporated on October 3, 1980 by registration of its Memorandum and Articles under the Company Act of the Province of British Columbia. Since its formation, the Company has been engaged in the acquisition and exploration of mineral properties. In 1999, the Company changed its direction of business to pursue real estate and land development.

In 1986 the Company completed the sale of 600,000 shares of common stock at $0.50 per share in a public offering in Canada. In subsequent years, the Company raised additional capital for the primary purpose of exploring certain mineral properties through the private placement of common stock in Canada.


By agreement dated November 21, 1986 the Company completed a private placement of 248,000 "flow-through" common shares at a price of $0.3226 per share to 14 private investors, together with warrants to purchase up to 248,000 additional shares at $0.40 per share during the ensuing 12 months. No commissions were paid by the Company. Subsequently, warrants for the purchase of an additional 105,614 shares were exercised by certain of the investors for total proceeds to the Company of $42,245. "Flow- through" common shares under applicable laws of Canada permit amounts paid by investors to be expended by the issuer in exploration of mineral properties with the amounts expended deductible, for purposes of reporting income under applicable Canadian income tax laws, by the individual investor and not by the issuer. Other than such characteristics, such shares are equivalent to all other shares of common stock of the issuer.

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

During the year ended October 31, 1995 the Company:
---------------------------------------------------

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

During the year ended October 31, 1996 the Company:
---------------------------------------------------

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

(iii) issued 500,000 units at $0.50 per unit pursuant to a private placement to a company controlled by the President of the Company for cash proceeds of $233,331 and debt settlement of $16,669. Each unit consisting of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share for a period of two years at a price of $0.50 per share during the first year and $0.60 per share during the second year. As at October 31, 1996, 115,495 of the share purchase warrants had been exercised for debt settlement of $57,748.

(iv) issue 444,666 common shares pursuant to a private placement for cash proceeds of $50,000 and settlement of exploration payments of $14,000.

During the year ended October 31, 1997 the Company:
---------------------------------------------------

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

(iii) issued 303,501 units at $0.15 per share on exercise of warrants for cash proceeds of $45,526.

(iv) issued 1,054,610 units at $0.20 per share on exercise of warrants for debt settlement of $210,922.

During the year ended October 31, 1998, the Company:
----------------------------------------------------

(i) Issued 330,166 common shares at $0.15 per share pursuant to exercise of purchase warrants of private placement agreement dated April 29, 1997, for cash proceeds of $49,525.

(ii) In advance of a Private Placement Agreement dated April 15, 1998, a loan of $143,389 was advanced to the Company to be repaid upon completion of the Agreement (proposed completion date November 1998) to issue 1,000,000 non-transferable shares at a price of $0.15 per share with non-transferable share purchase warrants to purchase 1,000,000 shares at $0.15 in the first year and $0.18 in the second year.

During the year ended October 31, 1999, the Company:
----------------------------------------------------

(i) Pursuant to a private placement dated November 13, 1998, 1,000,000 units were issued at a price of $0.15 per unit consisting of one share and one non-transferable share purchase warrant exercisable for a period of two years, granting the holder the right to acquire one additional share at $0.15 per share in the first year and at a price of $0.18 per share in the second year.

(b) Industry Segments
    -----------------

The Company presently operates in one industry and two geographic segments, the mineral exploration and development business in Canada and Costa Rica, and the Company is in the development stage, never having received material revenues from such operations. During the fiscal year, 1991, the Company received $8,416 for the sale of timber cut on Company land. During the fiscal year ended October 31,1993 the Company received $152,005 for the sale of timber cut on Company land. During the year ended October 31, 1994 the Company received $10,155 for the sale of equipment. During the year ended October 31, 1995, the Company received $4,284 from operations. The Company received $14,379 from operations during the year ended October 31, 1996. During the year ended October 31, 1997, the only revenue received by the Company was interest from investment and sale of spare equipment parts from the HB Mill, totalling $3,201. During the year ended October 31,1998, revenue from the sale of equipment from the HB Mill totalled $78,648. The sale of the Ymir property as per the settlement with Premanco was applied to pay in full the taxes on the property and pay out the account payable for legal fees to Siddall & Co.

In the future, the Company contemplates selling the land, and equipment of its H.B. Mill in Salmo, British Columbia or if the opportunity presents its self bringing the H.B. Mill and Concentrator into operation either for its own account or in custom processing of mineral ores for others and in such event, such activities may constitute a separate industry segment.

The Company will continue to maintain some of its mineral holdings with the intent to recruit buyers or joint venture partners for their projects.

The Company will pursue real estate and land development projects in North and Central America.

(c) Narrative Description of Business
    ----------------------------------

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

(d) Plan of Operation
    -----------------

The Company's planned mine operations, as soon as funds are available, are to complete the exploration of existing properties in the Salmo, British Columbia area and either develop or acquire a source of mineral bearing ore sufficient to justify the commencement of operations at the Company's H.B. Mill, either alone or under a joint venture type arrangement with one or more other mining companies.

The Company's planned real estate activities are focused on an Arizona mountain-top, property which may have development possibilities. Feasibility studies and permitting approvals are required in the future phase of the project.

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

Since the Fall of 1999, the Company has concentrated on real estate and resort projects. The Company's investigations are at the early feasibility stages and there is no assurance that permitting or financing for these projects will be available.

(i)  Products
     --------

Because the Company has been in the development stage in the mining business and is not engaged in the business of extracting minerals from any of its properties or operating its ore processing mill, the Company does not have any principal products. The only revenues received were from spare machinery and parts that the Company owned.

(ii)  Status of Product
      -----------------

There has been no public announcement of, nor has the Company otherwise made public information about, any new product or industry segment of the Company requiring the investment by the Company of a material amount of its total assets, or which is otherwise material to the Company's operations. However, should the Company determine to commence operations of its H.B. Mill or the Company's real estate development, as to which there has been no determination, the commencement of such operations would require a large expenditure of funds prior to commencement of operations and the commitment of future operating capital, neither of which are presently available to the Company.

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

Real estate resort projects are dependent on permitting, public demand, water supply, utilities and roads. The Company anticipates no lack of materials and supplies.

(iv)  Patents, Trademarks and Licenses
      --------------------------------

The Company has no material patents, trademarks, licenses, franchises or concessions except insofar as the Company depends upon mining claims or properties acquired from the Canadian and the Costa Rican government. The Company believes that it is in compliance with all applicable obligations regarding such titles.

(v) Seasonality
    -----------

The Company's business is seasonal only to the extent that severe winter conditions may limit the Company's exploratory activities or future mill operating activities or real estate development.

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

(x) Competition
    -----------

The mining industry in which the Company is engaged is in general, highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company encounters strong competition in attempting to acquire additional mineral properties and interest in commercially mineable ore reserves in the Salmo, British Columbia area. In general, properties with a higher grade of recoverable mineral and/or which are more readily mineable afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties. The Company's competitive position in the mining business in general, and in the Salmo, British Columbia area in particular, is insignificant.

The real estate and land development business in which the Company is engaged is, in general, highly competitive. Competitors include well-capitalized real estate and land development companies and individuals having financial and other resources far greater than those of the Company. In general, a degree of competition exists between those engaged in the real estate industry to acquire the most desirable properties. The Company's competitive position in the real estate and land development business in general is insignificant.

(xi) Research and Development
     ------------------------

The Company has not engaged in any material research and development activities during its last three fiscal years except to the extent that it conducted mineral exploration activities.

(xii) Environmental Regulation
      ------------------------

Mining
------

The Company, like any business involved in the extraction or processing of mineral properties, may be required to make extensive capital expenditures in the future to protect the environment and to comply with applicable environmental regulations in connection with any exploration, development, mining or milling activities. As of the end of 1997, the Company was engaged in no such activities. However, such capital expenditures or requirements could effect the Company's competitive position in the business and, conceivably, could limit the Company's availability to enter into some projects. No capital expenditures for environmental control facilities have been made and the Company does not expect to make any such expenditures during the current or coming fiscal year.

Real Estate and Resort Development
----------------------------------

The Company, like any business involved in land development, may be required to make extensive capital expenditures in the future to protect the environment and to comply with applicable environment regulations in connection with real estate development. However, such capital expenditures or requirements could effect the Company's competitive position in the real estate and resort development business and, conceivably, could limit the Company's availability to enter into some real estate and resort projects. No capital expenditures for environmental control facilities have been made and the Company does not expect to make any such expenditures during the current or coming fiscal year.

(xiii) Employees
       ---------

During its fiscal year ended October 31, 1999, the Company employed one part-time office manager, and a computer systems consultant provided services to the Company on a contract basis. Most Company operations will be conducted by the officers on a part time basis or by outside contractors. If the H.B. Mill is placed into operation by the Company, or a real estate/resort project is developed, full-time employees would be expected to be hired. Presently, a Mill Superintendent is employed on a part-time basis.

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

During 1999, the Company decided to abandon its interest and wrote off its investment in this property.

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

Costa Rica, Guanacaste
----------------------

Pursuant to an option agreement dated October 23, 1995 between the Company and Minera Oceanica, S.A., the Company acquired an option for the mineral and surface rights in Concession 6622 situated in the Juntas de Abangores, District of Guanacaste, Costa Rica, subject to a 10% royalty in favor of Minera Oceanica, S.A. on operating profits derived from the property, or US $100,000 per year, whichever is the greater. This royalty has been waived indefinitely until the commencement of production.

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

In order to exercise  this option,  the Company must comply with the  following:
(1)  pay the optionor $10,000 within eight days of the signing of the agreement
     (paid); and
(2)  pay the optionor $10,000 upon the anniversary date of the agreement; and
(3) spend a minimum amount of $100,000 in lobbying and perform the necessary efforts to obtain the approval of the exploration permit by the Asamblea Legislativa de Costa Rica; and
(4) once the exploration permit becomes fully legal and enforceable, pay the optionor $15,000 within three months, $50,000 one year after approval, $75,000 two years after the approval and subsequently $75,000 per year upon each anniversary date.

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

As of October 31, 1999, the Company has not made a $50,000 payment due September 15, 1998 nor a $1,000,000 payment due September 15, 1999. During 1999, the Company decided to abandon its interest and wrote off its investment in this property.



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

     During the year ended October 31, 1998: A civil action in which the defendants also included some of the directors of Nu-Dawn, an attorney who acted for the Company, and the Province of British Columbia was finally settled out of court in September 1998. Nu-Dawn was able to pledge its Salmo land and mill machinery to secure its share of the settlement of $450,000. Nu-Dawn has no further obligation in this matter.

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


Title of Class              Identity of                             Amount and Nature                 Percent
                          Person or Group                   of Beneficial Ownership( Note 1 )        of Class
-------------------------------------------------------------------------------------------------------------
Common                    Curitiba S.A.
                          2742 First Ave. St 27 & 29
                          San Jose, Costa Rica                         2,117,688                       37.3%

Common                    Investors First S.A.                           526,733                        9.3%
                          c/o Arias, Aleman & Mora
                          Calle 50 Edif Tower 1ER Piso
                          Apartado 8799
                          Panama 5, Panama
-------------------------------------------------------------------------------------------------------------

Common                    Officers and Directors Collectively          1,499,600                        5.2%
-------------------------------------------------------------------------------------------------------------

Note 1: Beneficial owners listed have sole voting and investment power with respect to the shares shown unless otherwise indicated.


                                                         14

ITEM 5.  NATUE OF TRADING MARKET

The common stock of the Company are listd on the Vancouver Stock Exchange of Canada. There is no trading market called in the United States. The following table sets forth the high and the low ____________________________________
of common stock on the Vancouver Stock Exchange for each quarter of the Company's last two fiscal years. Brokers in the United States can make a market on the NASD electronic bulletin board by submitting a Form 211 with the NASD.

PRICE RANGE                                  High                    Low
--------------------------------------------------------------------------------
1998 1st Quarter                             0.15                   0.06
1998 2nd Quarter                             0.19                   0.11
1998 3rd Quarter                             0.16                   0.06
1998 4th Quarter                             0.14                   0.04
1999 1st Quarter                             0.14                   0.05
1999 2nd Quarter                             0.10                   0.05
1999 3rd Quarter                             0.10                   0.02
1999 4th Quarter                             0.10                   0.05
--------------------------------------------------------------------------------

As of October 31, 1999 the Company had approximately 190 registered shareholders on record of its no par value common stock. Based on representations received by the Company from certain record holders, the Company believes that there are in excess of 1,000 non-registered beneficial owners of its common stock bringing the total number of shareholders in excess of 1,200.


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

The rate of exchange between U.S. dollars (U.S.$) and Canadian dollars (Cdn$) for each of the Company's last five fiscal years was as follows:


                                              1999          1998          1997           1996         1995
                                             ---------------------------------------------------------------

Rate at October 31,1999                        0.66         0.62          0.66          0.769         0.739

Average Rate for  the Calendar  Year           0.64         0.63          0.71          0.762         0.740
                                             ---------------------------------------------------------------


FOR THE YEAR ENDED OCTOBER 31, 1999:

                                                             1999                1998                  1997
-------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF OPERATIONS                   $                 $                      $
------------------------------------

Revenue                                                        7,233                84,138                 3,201

Costs and Expenses                                          (167,065)             (189,466)             (327,487)

Write Down of Resource Property                              (86,264)                    0              (654,179)

Write Down of Capital Assets & Deferred Costs               (881,279)              (10,000)             (860,439)

Net (-Loss)                                               (1,127,375)             (115,328)           (1,838,904)

Net (Loss) Per Share                                           (0.04)                (0.00)                (0.07)

CONSOLIDATED BALANCE SHEETS
---------------------------

Total Assets                                                 943,812             2,293,676             2,227,249

Resource Properties                                          424,127               482,898               431,803

Total Liabilities                                            830,274               389,864               257,634

Accumulated Deficit                                       (6,201,335)           (4,261,062)           (4,145,734)

Working Capital (-Deficit)                                (1,127,375)             (115,328)           (1,838,904)

Shareholder's Equity (Note 1)                                113,538             1,903,812             1,969,915

Cash Dividends per Share                                           0                     0                     0




------------------------------------------------------------------------------------------------------------------


Note 1: During the year ended October 31,1996, the Company issued 329,338 common shares for debt settlement of $71,069 of which 196,000 of those shares were issued to an individual related to the President of the Company for debt settlement of $29,400.

ITEM 9. MANAGEMENT'S DISCUSSIONS AND ANALYSIS OF FINANCIAL CONDITION AN RESULTS OF OPERATIONS

All of the Company's capital resources from inception have come from the sale of stock to investors. Available cash has been expended by the Company to explore its non-producing mineral properties in British Columbia and Ontario. Operating without full-time employees for most of the last six years and depending on the part-time services of its officers and directors, the Company has been able to direct most of its cash resources directly to property acquisition, exploration and to upgrade the H.B. Mill facility. Resource properties reflect the acquisition cost and direct exploration and development expenditures on the Company's non-producing properties. During 1995/96 the Company expended $32,214 on the mill in maintenance and upgrading the facility.

Results of Operations
---------------------

The Company has never received revenue from operations and has only minimal amounts of interest and related income since inception. As acquisition, exploration and development expenses are capitalized, annual losses reflect primarily general and administrative expenses. Total expenses have increased most years. The increases in 1990 and 1989 reflect an increase relating to activities at the H.B. Mill. From acquisition of the H.B. Mill until September 1989, Nor-Quest Resources Ltd., from which the mill was acquired, advanced most expenses on behalf of the Company subject to the Company's agreement to repay the expenses. In September 1989, as part of an agreement between Nor-Quest and Dydar, Nor-Quest agreed to limit the amount of liability of the Company to $50,000 and that amounts owed would be paid only out of future operating profits of the H.B. Mill. The acquisition cost of the H.B. Mill, $2,160,000, was paid in Company stock. The cost was capitalized and resulted in the large increase in total assets from 1988 to 1989. Expenditures on the mill during 1995 and 1996 have been capitalized and increased the assets. October 31, 1997 Costs capitalized to the H.B. Mill totalled $15,759 (1996 - $14,013) for the year. Costs capitalized include property taxes and general maintenance costs, net of equipment sales. During the year ended October 31, 1997 the Company recorded a write down of $860,439 to adjust the carrying value of this asset to management's best estimate of the net recoverable amount.

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

The Company will concentrate its efforts on arrangements with others in the mining business under which cash expenditures would be paid in large part by the other entity. The Company presently lacks the cash required (approximately $700,000) to place its H.B. Mill into operation. The Company does intend to raise outside capital for that purpose, although no decisions on the sources or means of raising such capital have been made. The Company intends to pursue in 1999 / 2000 its option to sell equipment and land that it owns.

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


Name and Position  in the Company             Age      Director or Officer Since
--------------------------------------------------------------------------------

Raynerd B. Carson                              66     Director since November
President and Director                                1989President since 1990

James Wadsworth                                61     Director since August 1992
Vice-President and Director

Dr. Stewart Jackson                            59     Appointed Director -
Vice-President Explorations and Director              June 24, 1997

Geoffrey A. Vantreight                         78     Director since June 1994
Director

Gary Van Norman                                61     Director since February
Director                                              1996

The following is a brief account of the business experience during the past five years of each director and executive officer:

Director / Officer           Principal Occupation During the Last Five Years
------------------           -----------------------------------------------

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

Dr. Stewart Jack    Monument Resources Inc., Director,  V.P. Exploration
                    Little Squaw Gold Mining Company, Director, V.P. Exploration

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

During the fiscal year ended October 31, 1999, there was no compensation to directors and officers of the Company for services because of Canadian allowance standards.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

The following is a summary of the employee and director stock options outstanding as of October 31, 1999 and a summary of all such Options exercised in 1998 and 1999.

Stock options granted as at October 31, 1999 were as follows:

----------------------------------------------------------------------------------------------------

Directors                              Number of shares       Price                Expiration Date
----------------------------------------------------------------------------------------------------

Stewart Jackson                           1,000,000            $0.15               August 20, 2002
----------------------------------------------------------------------------------------------------

James Wadsworth                             100,000            $0.15               August 20, 2002
----------------------------------------------------------------------------------------------------

Gary Van Norman                             100,000            $0.15               August 20, 2002
----------------------------------------------------------------------------------------------------

Employees and/or Consultants
----------------------------------------------------------------------------------------------------

Blair Carson                                100,000            $0.15                 July 15, 2001
----------------------------------------------------------------------------------------------------

Ferne Nowlan                                100,000            $0.15            September 27, 2002
----------------------------------------------------------------------------------------------------

Total outstanding director and employee stock options..................1,400,000

Under applicable regulations of the British Columbia Securities Commission, the Company is not authorized to issue options to directors, employees or affiliates constituting more than 10% of the outstanding common stock. There are no other plans.

The Company pays other incidental compensation to executive officers from time to time, consisting primarily of reimbursement for business related activities on behalf of the Company. However, the aggregate of all such other compensation did not exceed 10% of cash compensation reported for the fiscal year ended October 31, 1999.

No cash compensation is currently being paid to members of the Board of Directors for their services as directors. The Company paid $5,960 to one director for consulting and related services rendered to the Company during the year ended 1998. No cash compensation was paid to directors during the year ended 1999.

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

As of October 31, 1999, 500,000 shares of Nu-Dawn Resources Inc. were held by Dydar Resources Inc. in trust for Curitiba S.A.

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

(b)   Common Stock
      ------------

The outstanding shares of common stock are fully paid and non-assessable. As of the date of this Statement, 28,410,770 shares of common stock were issued and outstanding.

Holders of shares of common stock are entitled to participate equally as to dividends, voting powers and participation in assets. No shares have been issued subject to call or assessment. There are no pre-emptive rights, conversion rights, provisions for redemption or purchase for either cancellation or surrender or provisions for sinking or purchase funds. Provisions as to the modifications, amendments or variations of such rights or such provisions are contained in the Company Act of the Province of British Columbia. -


                                    PART III


ITEM 15. DEFAULTS UPON SENIOR SECURITIES

         None.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

         None.

                                     PART IV


ITEM 17.           FINANCIAL STATEMENTS


Report to Shareholders...............................................     F1

Balance Sheets as at October, 1999...................................     F2

Statements of Loss and Deficit ......................................     F3
for the period from November 01, 1998 to October 31, 1999

Statement of Changes in Financial Position...........................     F4
for the period from November 01, 1998 to October 31, 1999

Schedule of Changes in Resource Properties ..........................      F5

Notes to Financial Statements........................................   F6 - F10



ITEM 18. FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements
     --------------------

See Item 17 for a list of financial statements and schedules incorporated as: pages F-1 to F-10.

(b)  Exhibits
     --------

      None

                                   SIGNATURES



Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing a Forms 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.



WORLD VENTURES INC.



/s/  Raynerd B. Carson                                  April 24, 2000
--------------------------------                        ------------------------
Raynerd B. Carson                                       Date

WORLD VENTURES INC.
Financial Statements
October 31, 1999 and 1998





    INDEX                                                          Page
    -----                                                          ----


    Auditors' Report to the Shareholders                            F-1

    Financial Statements

    Balance Sheets                                                  F-2

    Statements of Loss and Deficit                                  F-3

    Statements of Cash Flows                                        F-4

    Notes to Financial Statements                                 F-5-F-13

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the balance sheets of World Ventures Inc. as at October 31, 1999 and 1998 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 1999 and 1998 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles.

The financial statements for the year ended October 31, 1997 were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated February 13, 1998.


"Smythe Ratcliffe"

Chartered Accountants

Vancouver, British Columbia
February 29, 2000


COMMENTS BY AUDITORS FOR U.S. READERS ON
CANADA-U.S. REPORTING CONFLICT

In the U.S., reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties such as that referred to in the attached balance sheets as at October 31, 1999 and 1998 and described in notes 1 and 5 to the financial statements. Our report to the shareholders dated February 29, 2000 is expressed in accordance with Canadian reporting standards which do not permit a reference to such an uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.

"Smythe Ratcliffe"

Chartered Accountants

Vancouver, British Columbia
February 29, 2000

WORLD VENTURES INC.
Balance Sheets (note 1)
October 31

--------------------------------------------------------------------------------
                                                    1999             1998
--------------------------------------------------------------------------------

Assets (notes 3 and 9)

Current
  Cash                                          $     7,589    $    43,633
  Accounts receivable                                 4,373          4,595
  Due from related company (note 13(d))              21,032         16,919
--------------------------------------------------------------------------------

                                                     32,994         65,147
Fixed (notes 5, 7 and 9)                            486,691      1,358,045
Resource Properties (notes 5 and 8)                 424,127        482,258
--------------------------------------------------------------------------------

                                                $   943,812    $ 1,905,450
================================================================================

Liabilities

Current
  Accounts payable                              $   294,841    $   169,510
  Subscriptions received                                  0        150,000
  Loan payable to Premanco
    Industries Ltd. (note 9)                        480,563        445,027
  Current portion of obligation
    under capital lease (note 10)                     1,204              0
--------------------------------------------------------------------------------

                                                    776,608        764,537
Obligation Under Capital Lease (note 10)              3,666              0
Long-Term Debt (note 11)                             50,000         50,000
--------------------------------------------------------------------------------
                                                    830,274        814,537
--------------------------------------------------------------------------------

Shareholders' Equity

Capital Stock (note 12)                           6,314,873      6,164,873
Deficit                                          (6,201,335)    (5,073,960)
--------------------------------------------------------------------------------
                                                    113,538      1,090,913
--------------------------------------------------------------------------------

                                                $   943,812    $ 1,905,450
--------------------------------------------------------------------------------

Approved by the Directors

"Raynerd B. Carson"
 ............................................................  Director

"Gary Van Norman"
 ............................................................  Director


WORLD VENTURES INC.                                                                                                        F3
Statements of Loss and Deficit
Years Ended October 31

-------------------------------------------------------------------------------------------------------------------
                                                                1999                  1998                 1997
-------------------------------------------------------------------------------------------------------------------
                                                                                                          (note 6)
Expenses
  Interest and bank charges                                $     57,467          $     24,063          $      7,068
  Accounting and administration                                  17,655                22,613                42,254
  Travel and promotion                                           17,517                19,629                11,869
  Consulting and management fees                                 16,600                44,910                30,200
  Office and sundry                                              14,553                13,665                21,692
  Rent                                                           12,000                12,000                16,160
  Transfer agent, filing fees and printing                        9,047                11,878                17,430
  Telephone and fax                                               8,742                 9,266                11,690
  Professional fees                                               8,272                12,321                97,524
  Vehicle and fuel                                                2,325                14,826                24,972
  Exploration                                                     1,000                    65                32,601
  Corporation capital tax                                             0                 1,000                 9,229
  Depreciation                                                    1,887                 1,277                 1,597
-------------------------------------------------------------------------------------------------------------------

Loss Before Other Items                                         167,065               187,513               324,286
-------------------------------------------------------------------------------------------------------------------

Other Items
  Write-down of fixed assets                                    881,279               350,055               860,439
  Gain on sale of fixed assets                                   (7,233)                    0                     0
  Write-down of (recovery from) resource properties              86,264               (59,342)              654,179
  Loss on lawsuit (note 8)                                            0               450,000                     0
-------------------------------------------------------------------------------------------------------------------

                                                                960,310               740,713             1,514,618
-------------------------------------------------------------------------------------------------------------------

Net Loss for Year                                             1,127,375               928,226             1,838,904
Deficit, Beginning of Year                                    5,073,960             4,145,734             2,306,830
-------------------------------------------------------------------------------------------------------------------

Deficit, End of Year                                       $  6,201,335          $  5,073,960          $  4,145,734
===================================================================================================================

Net Loss Per Share                                         $      (0.04)         $      (0.03)         $      (0.07)
===================================================================================================================

Weighted Average Number of Shares Outstanding                28,375,154            27,661,811            26,097,719
===================================================================================================================





WORLD VENTURES INC.                                                                                                        F4
Statements of Cash Flows
Years Ended October 31

-------------------------------------------------------------------------------------------------------------
                                                            1999                 1998                 1997
-------------------------------------------------------------------------------------------------------------
                                                                                                    (note 6)
Cash Flows from Operating Activities
Net loss                                                $(1,127,375)         $  (928,226)         $(1,838,904)
Items not involving cash
  Accrued interest                                           35,535                    0                    0
  Depreciation                                                1,887                1,277                1,597
  Write-down of fixed assets                                881,278              350,055              860,439
  Gain on sale of fixed assets                               (7,233)                   0                    0
  Write-down of resource properties                          86,264                    0              654,179
  Loss on lawsuit                                                 0              445,027                    0
-------------------------------------------------------------------------------------------------------------

                                                           (129,644)            (131,867)            (322,689)
-------------------------------------------------------------------------------------------------------------

Changes in Non-Cash Working Capital
  Accounts receivable                                           222                   85                   79
  Accounts payable                                          135,331              (33,172)              43,877
  Subscriptions received                                   (150,000)             150,000                    0
  Deferred revenue                                                0               (4,952)                   0
-------------------------------------------------------------------------------------------------------------

                                                            (14,447)             111,961               43,956
-------------------------------------------------------------------------------------------------------------

                                                           (144,091)             (19,906)            (278,733)
-------------------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities
  Additions to fixed assets and deferred costs               (8,907)             (20,625)             (25,759)
  Proceeds on sale of fixed assets                                0               75,491                    0
  Expenditures relating to resource properties,
    net of recoveries                                       (28,133)             (50,455)            (165,967)
-------------------------------------------------------------------------------------------------------------

                                                            (37,040)               4,411             (191,726)
-------------------------------------------------------------------------------------------------------------

Cash Flows from Financing Activities
  Advances to related parties                                (4,113)              (6,271)              (7,362)
  Repayment of lease obligation                                (800)                   0                    0
  Capital stock issued                                      150,000               49,524              471,448
-------------------------------------------------------------------------------------------------------------

                                                            145,087               43,253              464,086
-------------------------------------------------------------------------------------------------------------

Inflow (Outflow) of Cash                                    (36,044)              27,758               (6,373)
Cash, Beginning of Year                                      43,633               15,875               22,248
-------------------------------------------------------------------------------------------------------------

Cash, End of Year                                       $     7,589          $    43,633          $    15,875
=============================================================================================================

Supplemental Disclosure of Cash Flow Information
  Interest Paid During Year                             $         0          $    13,281          $    10,269
=============================================================================================================

                                                          F-4

WORLD VENTURES INC.
Notes to Financial Statements
Years Ended October 31

--------------------------------------------------------------------------------


1. GOING CONCERN

     These financial statements have been prepared by management in accordance with generally accepted accounting principles on a going concern basis which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business.

     During 1999, the Company incurred a net loss of $1,127,375 (1998 - $928,226; 1997 - $1,838,904) (accumulated losses from inception of the Company total $6,201,335) and at October 31, 1999 had a working capital deficiency (an excess of current liabilities over current assets) of $743,614. The Company's ability to continue as a going concern is in substantial doubt and is dependent upon its ability to secure additional financing on a timely basis, receive co-operation from its creditors and achieve sufficient cash flows to cover obligations and expenses. The outcome of these matters cannot be predicted at this time. These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities which might be necessary should the Company be unable to continue its operations as a going concern.

     The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and the continuing support of its creditors.

2. BASIS OF PRESENTATION

     These financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all figures are in Canadian dollars. Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States. The significant differences and the approximate related effect on the financial statements are set forth in Note 17.

3. CHARGE ON ASSETS

     A charge has been placed over all the assets of the Company as security for unpaid corporate capital tax amounting to $56,000.

4. SIGNIFICANT ACCOUNTING POLICIES

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

     (b) Fixed assets

         H.B. Mill and land are recorded at original cost less writedowns to a net amount of $480,563 (1998 - $1,352,934) based on management's best estimate of the net recoverable amount, which reflects the value of the first charge against the property (note 9). Direct net expenditures incurred on the H.B. Mill are deferred in the accounts. No depreciation has been charged on H.B. Mill as the asset is not in production.

         Other fixed assets are recorded at cost.

         Depreciation of office equipment, machinery and automobiles is calculated at 20% per annum using the declining-balance method.

WORLD VENTURES INC.
Notes to Financial Statements
Years Ended October 31

--------------------------------------------------------------------------------


4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

    (c)  Resource properties

         Acquisition costs of resource properties together with direct exploration and development expenditures thereon, including interest, are deferred in the accounts. When production is attained these costs will be amortized. When deferred expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated net realizable value. Costs relating to properties abandoned are written-off when the decision to abandon is made.

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

5. REALIZATION OF ASSETS

     The investment in and expenditures on the H.B. Mill and land and resource properties comprise substantially all of the Company's assets. Recovery of the carrying value of the investment in these assets is dependent upon the existence of economically recoverable reserves, establishing legal ownership of the resource properties, the ability of the Company to obtain necessary financing to complete the exploration and development, the attainment of future profitable production or the disposition of these assets for proceeds in excess of their carrying values.

6. COMPARATIVE FIGURES

     The comparative figures for the year ended October 31, 1997 were reported on by another firm of chartered accountants. Certain of the comparative figures are reclassified to conform with the current year's presentation.

7. FIXED ASSETS

-------------------------------------------------------------------------------------------------------------
                                                           1999                                        1998
-------------------------------------------------------------------------------------------------------------
                                                        Accumulated
                                        Cost            Depreciation             Net                   Net
-------------------------------------------------------------------------------------------------------------

H.B. Mill and land (note 9)         $  480,563           $        0           $  480,563           $1,352,934
Office equipment                             0                    0                    0                2,767
Machinery                                5,670                1,417                4,253                    0
Automobiles                             17,219               15,344                1,875                2,344
-------------------------------------------------------------------------------------------------------------

                                    $  503,452           $   16,761           $  486,691           $1,358,04
------------------------------------------------------------------------------------------------------------


Included in machinery is a leased asset with a net book value of $4,253 (1998 - $0).



WORLD VENTURES INC.
Notes to Financial Statements
Years Ended October 31

-----------------------------------------------------------------------------------------------------------------------

8. RESOURCE PROPERTIES

-----------------------------------------------------------------------------------------------------------------------
                                                                             Prince
                                          Guanacaste        Pan-Oro          Albert           Asbestos          Totals
-----------------------------------------------------------------------------------------------------------------------

Balance, October, 1997 (note 6)            $ 328,475       $  37,517        $  55,788        $  10,023        $ 431,803
-----------------------------------------------------------------------------------------------------------------------

Option payments                                    0               0            2,000           10,000           12,000
Travel                                        10,795             282                0              291           11,368
Legal and management                           7,748               0                0                0            7,748
Permits                                        7,748               0                0                0            7,748
Rent                                           5,165               0                0                0            5,165
Vehicle expense                                5,165               0                0                0            5,165
Miscellaneous                                    822             238                0                0            1,060
Geological consultants                            39               0                0              162              201

Expenditures for year                         37,482             520            2,000           10,453           50,455
-----------------------------------------------------------------------------------------------------------------------

Balance, October 31, 1998                    365,957          38,037           57,788           20,476          482,258
-----------------------------------------------------------------------------------------------------------------------

Rent                                           3,058               0                0                0            3,058
Geological consultants                            16               0                0                0               16
Legal and management                           5,522               0                0                0            5,522
Travel                                         2,406           1,033                0                0            3,439
Option payments                                    0               0                0            8,000            8,000
Vehicle expense                                3,511               0                0                0            3,511
Permits                                        4,587               0                0                0            4,587
-----------------------------------------------------------------------------------------------------------------------

Expenditures for year                         19,100           1,033                0            8,000           28,133
Write-down on resource  properties                 0               0          (57,788)         (28,476)         (86,264)
-----------------------------------------------------------------------------------------------------------------------

                                              19,100           1,033          (57,788)         (20,476)         (58,131)
-----------------------------------------------------------------------------------------------------------------------

Balance, October 31, 1999                  $ 385,057       $  39,070        $       0        $       0        $ 424,127
-----------------------------------------------------------------------------------------------------------------------



WORLD VENTURES INC.

--------------------------------------------------------------------------------


8. RESOURCE PROPERTIES

     (a)  Guanacaste, Costa Rica

          Pursuant to an option agreement dated October 23, 1995 and amended February 27, 1996 between the Company and Minera Oceanica S.A., the Company acquired an option for the mineral and surface rights in Concession 6622 situated in the Juntas de Abangares, District of Guanacaste, Costa Rica, subject to a 10% royalty in favour of Minera Oceanica S.A. on operating profits derived from the property, or US$100,000 per year, whichever is greater. This royalty has been waived indefinitely until the commencement of production.

          Finders fees of $22,500 have been included in the cost of resource properties.

     (b)  Pan-Oro, Panama

          During 1995, the Company entered into a Letter of Agreement with Grande Portage Resources Ltd. to enter into a joint venture agreement to develop mineral concessions in Panama. The agreement has not yet been concluded and regulatory approval remains outstanding. The Company has a 90% ownership interest in Pan-Oro S.A., a Panamanian corporation. Resource property costs include $21,000 charged by Pan-Oro S.A.

     (c)  Prince Albert, Saskatchewan

          The Company has entered into an option agreement to acquire a 100% interest, subject to a 5% net profit royalty, in certain mineral claims in the Prince Albert Mining District, Saskatchewan. To maintain its interest in the agreement, the Company is required to pay $2,000 annually for ten years to July 2003. During 1999, the Company decided to abandon its interest and wrote off its investment in this property.

     (d)  Asbestos claims, Quebec

          The Company entered into an option agreement dated October 8, 1997 with Vant Resources Inc. for the Asbestos "A" claims in Maizerets, Quebec and the Exploration Claims in Soissons, Quebec. In order to exercise the option, the Company must pay the optionor an aggregate of $1,070,000.

          The Company has not made a $50,000 payment due September 15, 1998, nor a $1,000,000 payment due September 15, 1999. During 1999, the Company decided to abandon its interest and wrote off its investment in this property.

WORLD VENTURES INC.
Notes to Financial Statements
Years Ended October 31

--------------------------------------------------------------------------------


9. LOAN PAYABLE TO PREMANCO INDUSTRIES LTD. AND LOSS ON LAWSUIT

     Premanco Industries Ltd. ("Premanco"), an unrelated party, brought an action against the Company and others in the Supreme Court of British Columbia claiming that the Company and others logged or caused to be logged, without the permission of Premanco, approximately 20,000 cubic meters or more of timber from certain properties. The claim has been defended by the Company and they have stated that if any logging was done, any liability for these actions must rest with the Company's solicitor who acted on the Company's behalf in connection with an application to the Nelson land title office to release Premanco's timber rights.

     The lawsuit was settled during 1998. The Company is liable for unjust enrichment of $450,000. Premanco has accepted as settlement a promissory note for $450,000, secured by a mortgage on the H.B. Mill property (note 7) and a security agreement over all equipment and chattels, with interest at prime plus 2%, due September 30, 1999. The loan is now in default as the balance has not been paid pursuant to the terms of the settlement. Interest has been accrued on the loan up to September 30, 1999.

     Premanco shall have no right to enforce any judgement obtained against the Company under this promissory note against any assets or properties of the Company other than those specified in the settlement agreement made between Premanco and the Company. It is the Company's intention to abandon those specified assets to Premanco as settlement for the loan.

10. OBLIGATION UNDER CAPITAL LEASE

     The following is a schedule of future minimum lease payments under capital lease

-------------------------------------------------------------------------------

2000                                                                    $2,306
2001                                                                     2,306
2002                                                                     2,295
-------------------------------------------------------------------------------

Total minimum lease payments                                             6,907
Less:  Amount representing interest                                     (2,037)
-------------------------------------------------------------------------------

Present value of net minimum lease payments                              4,870
Less:  Current portion                                                  (1,204)
-------------------------------------------------------------------------------

                                                                        $3,666
================================================================================

11. LONG-TERM DEBT

     This amount is unsecured, non-interest bearing and will be repaid at a rate of 10% of the net profits of the H.B. Mill if and when it goes into production (note 9). Page 9

WORLD VENTURES INC.
Notes to Financial Statements
Years Ended October 31

--------------------------------------------------------------------------------

12. CAPITAL STOCK

     (a) Authorized
         50,000,000    Common shares without par value

     (b) Issued

--------------------------------------------------------------------------------
                                                        Number
                                                      of Shares       Amount
--------------------------------------------------------------------------------

Balance, October 31, 1997 (note 6)                  27,493,104     $ 6,115,349
Issued for cash on exercise of warrants                330,166          49,524
Escrow shares cancelled and returned to treasury      (412,500)              0
--------------------------------------------------------------------------------

Balance, October 31, 1998                           27,410,770       6,164,873
Issued for cash pursuant to private placement        1,000,000         150,000
--------------------------------------------------------------------------------

Balance, October 31, 1999                           28,410,770     $ 6,314,873
================================================================================

     (c) Stock options outstanding to directors and employees as at October 31, 1999 and 1998 were as follows

--------------------------------------------------------------------------------
                                                       Number of Shares
  Expiry Date               Exercise Price        1999                 1998
--------------------------------------------------------------------------------

July 15, 2001                   $ 0.15            100,000               100,000
August 20, 2002                 $ 0.15          1,200,000             1,200,000
October 7, 2002                 $ 0.15            100,000               100,000
--------------------------------------------------------------------------------

     (d) Share purchase warrants outstanding as at October 31, 1999 and 1998 were as follows

--------------------------------------------------------------------------------
                                                           Number of Shares
Expiry Date                          Exercise Price      1999            1998
--------------------------------------------------------------------------------


(i)    May 29, 1998 (expired)            $ 0.50                0        384,505
(ii)   April 28, 1999 (expired)          $ 0.18                0        366,333
(iii)  April 28, 2000                    $ 0.15        1,000,000              0
       April 28, 2001                    $ 0.18
--------------------------------------------------------------------------------

WORLD VENTURES INC.
Years Ended October 31

--------------------------------------------------------------------------------


13.      RELATED PARTY TRANSACTIONS

     (a)  Services provided by directors or parties related to directors

--------------------------------------------------------------------------------
                                         1999           1998           1997
--------------------------------------------------------------------------------


Consulting and management               $22,800         $39,910             $0
Rent                                     12,000          12,000         16,160
Accounting and administration                 0               0          3,320
--------------------------------------------------------------------------------

     (b)  Accounts receivable includes $3,165 due from a director (1998 -
          $2,988).

     (c) Accounts payable includes $33,000 (1998 - $31,000) due to an individual related to the President of the Company.

     (d) The amount receivable from a related Company is non-interest bearing, due on demand and is receivable from Dydar Resources Inc., a Company controlled by the President of the Company.

14. INCOME TAX LOSSES

     The Company has operating losses which may be carried forward to apply against future years income for Canadian income tax purposes. The benefits of these losses have not been recorded in the financial statements. These losses expire as follows:

--------------------------------------------------------------------------------
Available to                                                     Amount
--------------------------------------------------------------------------------


2000                                                            $   25,000
2001                                                                24,000
2002                                                                18,000
2003                                                                14,000
2004                                                               323,000
2005                                                               636,000
2006                                                               165,000
--------------------------------------------------------------------------------
                                                                $1,205,000
================================================================================

15. SUBSEQUENT EVENTS

     (a) On January 14, 2000, the Company entered into an option agreement with Curitiba S.A., a Costa Rican corporation, to acquire 100% of the issued and outstanding shares of Nor-Quest Arizona Inc., an Arizona Corporation. Nor-Quest Arizona Inc. has title to one hundred and seventy acres within the Prescott National Forest in the State of Arizona.

          The option is exercisable until January 14, 2001 for consideration of four million common shares. As part of the agreement, the Company has agreed to pay any property tax balance outstanding at the time the option is exercised, not to exceed four thousand U.S. dollars.

     (b) On March 1, 2000, an account payable valued at year-end at approximately $95,000, was settled by issuance of 380,000 common shares at a price of $0.25 per share.

WORLD VENTURES INC.

--------------------------------------------------------------------------------


16. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the Company, including those related to customers, suppliers, or other third parties, have been fully resolved.

17. DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP)

     (a)  Recent accounting pronouncements

          (i)  Earnings per share

               In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, (SFAS 128) "Earnings per Share". The statement is effective for financial statements for periods ending after December 15, 1997, and changes the method in which earnings per share will be determined. The Company's adoption of SFAS 128 for U.S. GAAP purposes results in no difference in net loss per share disclosure.

          (ii) Income tax

               Under Canadian GAAP, the future tax benefit related to non-capital loss carry forwards has not been recorded in the accounts. Under U.S. GAAP, companies must follow the requirements of Statement of Financial Accounting Standards No. 109 (SFAS 109) which requires the use of the asset/liability method of measurement of tax liabilities, wherein deferred tax assets are recognized as well as deferred tax liabilities.

               The Company has significant non-capital losses available to be carried forward (note 14). SFAS 109 would require the recognition of a long-term tax asset for the future benefit expected from the application of these carry forwards to future profitable years. If it is expected that the entire amount of non-capital loss carry forwards will not be utilized, then a valuation allowance is applied to the asset to reasonably state the asset at its expected value. Under SFAS 109, disclosure of the amount of the valuation allowance is required. As at October 31, 1999, the valuation allowance is equal to 100% of the deferred tax asset. Changes in the value of the deferred asset are recognized each year as income tax expense.

WORLD VENTURES INC.
Notes to Financial Statements
Years Ended October 31

--------------------------------------------------------------------------------

17. DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (Continued)

          (b)  Stock options

               The Company has granted directors and certain employees stock options. Stock option activity is summarized as follows

--------------------------------------------------------------------------------
                                                Number of        Exercise
                                                 Shares           Price
--------------------------------------------------------------------------------
Balance, October 31, 1995                        150,000        $   0.17
1996 - Granted                                    50,000        $   0.35
1996 - Granted                                   200,000        $   0.33
1996 - Granted                                    50,000        $   0.38
1996 - Exercised                                 (50,000)       $   0.15
--------------------------------------------------------------------------------


Balance, October 31, 1996                        400,000        $   0.30
1997 - Cancelled                                 (50,000)       $   0.35
1997 - Cancelled                                (200,000)       $   0.33
1997 - Cancelled                                 (50,000)       $   0.38
1997 - Expired                                  (100,000)       $   0.18
1997 - Granted                                 1,400,000        $   0.15
--------------------------------------------------------------------------------


Balance, October 31, 1997,1998, and 1999       1,400,000        $   0.15
--------------------------------------------------------------------------------

     In 1995 the FASB issued SFAS No. 123 "Accounting for Stock-Based Compensation", which contains a fair value-based method for valuing stock-based compensation that entities may use. This measures compensation cost at the grant date based on the fair value for the award. Compensation is then recognized over the service period, which is usually the vesting period. For U.S. GAAP purposes, management accounts for options under APB Opinion No. 25. As option exercise prices approximate market price on the dates of grants, no compensation expense has been recognized. If the alternative accounting-related provisions of SFAS No. 123 had been adopted, the effect on 1999, 1998 and 1997 U.S. GAAP net loss per share would have been immaterial.