Form 20-F
period 2000-10-31
WORLD VENTURES INC
filed 2001-04-27
CIK 861398

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

                                  ANNUAL REPORT
     PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended October 31, 2000

                       Commission File Number: 000 -18343

                              WORLD VENTURES, INC.
                       (formerly Nu-Dawn Resources, Inc.)
              ----------------------------------------------------
             (Exact Name of Registrant as specified in its charter)

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

 Securities registered or to be registered pursuant to Section 12(g) of the Act.
                            No Par Value Common Stock
                                 --------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                      None
                                 --------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period of this Registration
Statement: 6,282,154

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


                                     PART I

ITEM 1. BUSINESS

(a) General Development of Business
-----------------------------------

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

During the year ended October 31, 1994 the Company issued 1,000,000 units pursuant to a private placement of $0.15 per unit, each unit consisting of one common share and one non-transferable share purchase warrant exercisable for a period of two years entitling the holders the right to purchase an additional share at a price of $0.15 for the first year and at a price of $0.20 per share if exercised between April 19, 1995 and April 18, 1996. October 31, 1994, 666,667 warrants were outstanding.

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

During the year ended October 31, 2000, the Company:

(i) During 2000, a reverse stock split on a 5:1 basis occurred. The number of shares have been adjusted to reflect this transaction.

(ii) Pursuant to a private placement dated April 5, 2000: 600,000 units were issued at a price of $0.25 per unit for cash. Each unit consisting of one share and one non-transferable share purchase warrant exercisable for a period of two years, granting the holder the right to acquire one additional share at a price of $0.25 per share in the first year and at a price of $0.40 per share in the second year.

(iii) Pursuant to a private placement dated November 13, 2000: 750,00 units were issued at a price of $0.25 per unit for cash. Each unit consisting of one share and one non-transferable share purchase warrant exercisable for a period of two years, granting the holder the right to acquire one additional share at a price of $0.25 per share in the first year and at a price of $0.40 per share in the second year.

(b) Industry Segments
---------------------

The Company presently operates in two industries and four geographic segments:
(1) the mineral exploration and development business in Canada, Panama and Costa Rica. The Company is in the development stage, never having received material revenues from such operations. (2) The Company is in the process of acquiring resort real estate projects in North and Central America, one in Arizona, U.S.A. and one in Costa Rica. During the fiscal year, 1991, the Company received $8,416 for the sale of timber cut on Company land. During the fiscal year ended October 31,1993 the Company received $152,005 for the sale of timber cut on Company land. During the year ended October 31, 1994 the Company received $10,155 for the sale of equipment. During the year ended October 31, 1995, the Company received $4,284 from operations. The Company received $14,379 from operations during the year ended October 31, 1996. During the year ended October 31, 1997, the only revenue received by the Company was interest from investment and sale of spare equipment parts from the HB Mill, totalling $3,201. During the year ended October 31,1998, revenue from the sale of equipment from the HB Mill totalled $78,648. The sale of the Ymir property as per the settlement with Premanco was applied to pay in full the taxes on the property and pay out the account payable for legal fees to Siddall & Co.

In the future, the Company contemplates selling the land, and equipment of its H.B. Mill in Salmo, British Columbia or if the opportunity presents its self bringing the H.B. Mill and Concentrator into operation either for its own account or in custom processing of mineral ores for others and in such event, such activities may constitute a separate industry segment.

The Company will continue to maintain some of its mineral holdings with the intent to recruit buyers or joint venture partners for their projects. The Company will continue to pursue real estate and land development projects in North and Central America.

(c) Narrative Description of Business
-------------------------------------

Upon organization the Company's organizers caused two non-producing mineral properties located near Salmo, British Columbia, Canada, to be transferred to the Company. Subsequently, the Company acquired interest in two other non-producing mineral properties located in Ontario and British Columbia, Canada. (ITEM 2)

The Company's principal activities through the end of 1999 have consisted principally of financing activities for the purpose of raising capital to explore Company properties and the exploration of the properties using the funds raised. The Company intends to continue to explore its properties to determine whether commercially extractable minerals exist and, if funding is available, may engage in the development of mineralized zones and the production of minerals. Through 1994/95 substantially all of the Company's available capital has been expended for mineral property acquisition exploration and upgrading the H.B. Mill. No mining operations have been conducted and no operation of the Company's H.B. Mill, acquired in 1989, has been attempted.

In 1999, the Company put its mining projects on hold and changed its course of business to include the resort development and real estate business. The Company entered into an agreement to acquire 180 acres in Arizona, USA. No development of the project has occurred, feasibility studies are ongoing.

(d) Plan of Operation
---------------------

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

(i)  Products
-------------

Because the Company has been in the development stage in the mining business and is not engaged in the business of extracting minerals from any of its properties or operating its ore processing mill, the Company does not have any principal products. The only revenues received were from spare machinery and parts that the Company owned.

(ii)  Status of Product
-----------------------

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

(iii) Raw Materials
-------------------

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

(iv)  Patents, Trademarks and Licenses
--------------------------------------

The Company has no material patents, trademarks, licenses, franchises or concessions except insofar as the Company depends upon mining claims or properties acquired from the Canadian and the Costa Rican government. The Company believes that it is in compliance with all applicable obligations regarding such titles.

(v) Seasonality
---------------

The Company's business is seasonal only to the extent that severe winter conditions may limit the Company's exploratory activities or future mill operating activities or real estate development.

(vi) Working Capital Items
--------------------------

The Company is in the development state and thus has no material revenues from activities. As a result, most of the Company's activities have been and are likely in the future to be conducted using available capital resources, the lack of which could restrict the Company's future activities.

(vii) Customer Dependence
-------------------------

The Company is not dependent upon a single or few customers for revenues.

(viii)  Backlog of Orders
-------------------------

The nature of the Company's business precludes a backlog of orders.

(ix) Government Contracts
-------------------------

No portion of the Company's business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the government.

(x) Competition
---------------

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

(xi) Research and Development
-----------------------------

The Company has not engaged in any material research and development activities during its last three fiscal years except to the extent that it conducted mineral exploration activities.

(xii) Environmental Regulation
------------------------------

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

(xiii) Employees
----------------

During its fiscal year ended October 31, 2000, the Company employed one part-time office manager, and a computer systems consultant provided services to the Company on a contract basis. Most Company operations will be conducted by the officers on a part time basis or by outside contractors. If the H.B. Mill is placed into operation by the Company, or a real estate/resort project is developed, full-time employees would be expected to be hired.

(d) Financial Information About Foreign and Domestic Operations and Export Sales
--------------------------------------------------------------------------------

The Company does not foresee that there is any risk to the conduct of its business in Canada, United States of America or Costa Rica.

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

As of October 31, 2000 The Company has a 50% interest in certain mineral claims located in MacMurchy Township of the Larder Lake Mining Division, Ontario. A third party has agreed to maintain the good standing of the mineral claims. During the year ended October 31, 1997, the Company wrote down the balance of its interest in this property.

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

Gladiator, Arizona, USA
-----------------------

The Company entered into an option agreement with Curitiba S.A., a Costa Rican corporation to acquire 100% of the issued and outstanding shares of Nor-Quest Arizona Inc., an Arizona Corporation. Nor-Quest Arizona Inc. has title to one hundred and seventy acres within the Prescott National Forest in the State of Arizona.

The option is exercisable until January 14, 2002 for consideration of four million common shares. As part of the agreement, the Company has agreed to pay any property tax balance outstanding at the time the option is exercised, not to exceed $4,000 US dollars.


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


Title of Class   Identity of                  Amount and Nature of      Percent
                 Person or Group              Beneficial Ownership      of Class
                                                   ( Note 1 )
--------------------------------------------------------------------------------


Common           Curitiba S.A.
                 2742 First Ave. St 27 & 29
                 San Jose, Costa Rica               2,117,688             30.1%


Common           Investors First S.A.               1,306,733             18.6%
                 c/o Arias, Aleman & Mora
                 Calle 50 Edif Tower 1ER Piso
                 Apartado 8799
                 Panama 5, Panama
--------------------------------------------------------------------------------
Common           Officers and Directors                34,600              0.6%
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

PRICE RANGE                                         High              Low
--------------------------------------------------------------------------------
1999 1st Quarter                                    0.14             0.05

1999 2nd Quarter                                    0.10             0.05

1999 3rd Quarter                                    0.10             0.02

1999 4th Quarter                                    0.10             0.05

2000 1st Quarter                                    0.25             0.12

2000 2nd Quarter                                    0.25             0.07

2000 3rd Quarter                                    0.19             0.15

2000 4th Quarter                                    0.15             0.05
--------------------------------------------------------------------------------

As of October 31, 2000 the Company had approximately 197 registered shareholders on record of its no par value common stock. Based on representations received by the Company from certain record holders, the Company believes that there are in excess of 1,000 non-registered beneficial owners of its common stock bringing the total number of shareholders in excess of 1,200.

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




The rate of exchange between U.S. dollars (U.S.$) and Canadian dollars (Cdn$) for each of the Company's last five fiscal years was as follows:

                                        2000    1999    1998     1997    1996
                                        --------------------------------------


Rate at October 31,2000                 0.64    0.66    0.62     0.66    0.769

Average Rate for  the Calendar  Year    0.62    0.64    0.63     0.71    0.762
                                        --------------------------------------

FOR THE YEAR ENDED OCTOBER 31, 2000:
                                           2000          1999           1998
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF OPERATIONS   $               $              $
------------------------------------

Revenue                                       0            7,233         84,138

Costs and Expenses                     (186,709)        (167,065)      (189,466)

Write Down of Resource Property              (0)         (86,264)             0

Write Down of Capital Assets &
Deferred Costs                               (0)        (881,279)       (10,000)

Net (Loss)                             (186,709)      (1,127,375)      (115,328)

Net (Loss) Per Share                      (0.02)           (0.04)         (0.00)


CONSOLIDATED BALANCE SHEETS
---------------------------

Total Assets                            957,251          943,812      2,293,676

Resource Properties                     436,263          424,127        482,898

Total Liabilities                       880,422          830,274        389,864

Accumulated Deficit                  (6,388,044)      (6,201,335)    (4,261,062)

Working Capital (Deficit)              (186,709)      (1,127,375)      (115,328)

Shareholder's Equity (Note 1)            76,829          113,538      1,903,812

Cash Dividends per Share                      0                0              0
--------------------------------------------------------------------------------

Note 1: During the year ended October 31,1996, the Company issued 329,338 common shares for debt settlement of $71,069 of which 196,000 of those shares were issued to an individual related to the President of the Company for debt settlement of $29,400.

        During the year ended October 31, 1998, the Company issued 1,054,610 common shares on exercise of warrants for debt settlement of $210,922.



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

Results of Operations
---------------------

The Company has never received revenue from operations and has only minimal amounts of interest and related income since inception. As acquisition, exploration and development expenses are capitalized, annual losses reflect primarily general and administrative expenses. Total expenses have increased most years. The increases in 1990 and 1989 reflect an increase relating to activities at the H.B. Mill. From acquisition of the H.B. Mill until September 1989, Nor-Quest Resources Ltd., from which the mill was acquired, advanced most expenses on behalf of the Company subject to the Company's agreement to repay the expenses. In September 1989, as part of an agreement between Nor-Quest and Dydar, Nor-Quest agreed to limit the amount of liability of the Company to $50,000 and that amounts owed would be paid only out of future operating profits of the H.B. Mill. The acquisition cost of the H.B. Mill, $2,160,000, was paid in Company stock. The cost was capitalized and resulted in the large increase in total assets from 1988 to 1989. Expenditures on the mill during 1995 and 1996 have been capitalized and increased the assets. October 31, 1997 Costs capitalized to the H.B. Mill totalled $15,759 (1996 - $14,013) for the year. Costs capitalized include property taxes and general maintenance costs, net of equipment sales. The Company recorded a write down of $860,439 for the year ended October 31, 1997; $350,055 for the year ended October 31, 1998; and $881,279 for the year ended October 31, 1999, to adjust the carrying value of this asset to management's best estimate of the net recoverable amount.

The Company does not expect to be carrying out mining exploration and development work on properties held under agreement. The Company expects to be carrying out feasibility and development work on its real estate resort projects in Arizona (USA) and Costa Rica. Operating losses approximating losses for previous years are expected.

Liquidity and Capital Resources
-------------------------------

The Company's capital, and therefore its liquidity, has always depended upon amounts raised from investors from the sale of stock, either privately or publicly. The Company took over the position, " little cash available" in 1989 and Nor-Quest paid a large portion of the Company's expenses. During 1992 Dydar purchased 1,066,436 shares of common stock for $160,000 and an investor subscribed for 333,333,($50,000) units (private placement one share plus one two year purchase warrant exercisable at $0.15 in first year and $0.20 in second year) which amount will provide some liquidity for 1992. During 1993 Dydar exercised part of its option at $0.20 to provide the Company $156,894. During 1994 the Company issued 1,333,333 shares @ $0.15 per share pursuant to a private placement of 1,000,000 units @ $0.15 per unit. 333,333 shares were issued pursuant to the exercise of warrants @ $0.15 per share. 666,667 warrants remain outstanding and may be exercised @ at rate of $0.15 per share up until April 19, 1995 or @ $0.20 per share up until April 19, 1996. The Company issued 266,667 units as an exploration payment on the Guanacaste property in Costa Rica and the balance for cash. A further 150,000 common shares were issued as a finder's fee in connection with this transaction. As at October 31, 1996, 1,055,334 of the share purchase warrants remain unexercised. During the year ended October 31, 1997, operating capital for the Company was raised by a private placement of 1,000,000 shares at $0.15 per share; issuance of 325,000 flow-through shares at $0.20; exercise of warrants of 303,512 shares at $0.15 per share for cash proceeds; and the issuance of 1,054,610 at $0.20 per share on exercise of warrants for debt settlement of $210,922. During the year ended October 31, 1998, 330,166 warrants were exercised for cash in the amount of $49,524. As of

October 31, 1998, 366,333 share purchase warrants remained unexercised. During the year ended October 31, 1999, the Company entered into a private placement agreement in which 1,000,000 units were issued for proceeds of $150,000 . Each unit is comprised of one common share and one share purchase warrant. Each share purchase warrant enables the holder to acquire one additional common share at $0.15 during the first year and at $0.18 during the second year. During the year ended October 31, 2000, a reverse stock split on a 5:1 basis occurred and the number of shares were adjusted to reflect this transaction. On March 1, 2000 an account payable valued at year-end of approximately $95,000, was settled by issuance of 380,000 common shares at a price of $0.25 per share. Pursuant to a private placement agreement 600,000 units were issued at a price of $0.25 per unit for cash $150,000. Each unit consists of one share and one non-transferable share purchase warrant exercisable for a period of two years, granting the holder the right to acquire one additional share at a price of $0.25 per share in the first year and at a price of $0.40 in the second year.

The Company will concentrate its efforts on mining holdings arrangements with others in the mining business under which cash expenditures would be paid in large part by the other entity. The Company presently lacks the cash required to place its H.B. Mill into operation. The Company presently lacks the cash required to develop its real estate projects. The Company will concentrate its efforts on researching, developing and selling real estate, resort properties. The Company does intend to raise outside capital for that purpose, although no decisions on the sources or means of raising such capital have been made. The Company intends to pursue in 2000 / 2001 its option to sell equipment and land that it owns.


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



Name and Position in the Company             Age     Director of Officer Since
--------------------------------------------------------------------------------

Raynerd B. Carson                             67    Director since November 1989
President and Director                              President since 1990
 ................................................................................

James Wadsworth                               62    Director since August 1992
Vice-President and Director
 ................................................................................

Dr. Stewart Jackson                           60    June 1997
Vice-President Explorations and Director
 ................................................................................

Name and Position in the Company             Age     Director of Officer Since
--------------------------------------------------------------------------------

Geoffrey A. Vantreight *                      79    Director since June 1994
Director
 ................................................................................

Gary Van Norman                               62    Director since February 1996
Director
--------------------------------------------------------------------------------

* Deceased May 11, 2000

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

Dr.Stewart Jackson            Experienced professional with 37 years in the
                              mineral industry. Involved in exploration and development of both base and precious metal deposits in a wide range of environments for both large and small companies. Responsible for the discovery and development of several major mineral discoveries.

James Wadsworth               Mill Superintendent in the Company's employ since
                              1990. He has over thirty years of experience in the mineral extraction business and during this time he has worked in many capacities from foreman to mill superintendent for a number of mining companies in British Columbia.

Geoff Vantreight              Deceased May 11, 2000.

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

Dr. Stewart Jackson           Monument Resources Inc., Director, V.P.
                              Exploration Little Squaw Gold Mining Company,
                              Director, V.P. Exploration

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

During the fiscal year ended October 31, 2000, there was no compensation to directors and officers of the Company for services because of Canadian allowance standards.


ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

The following is a summary of the employee and director stock options outstanding as of October 31, 2000 and a summary of all such Options exercised in 1999 and 2000.

Stock options granted as at October 31, 2000 were as follows:

--------------------------------------------------------------------------------
Directors                     Number of shares        Price     Expiration Date
--------------------------------------------------------------------------------
Stewart Jackson                    250,000            $0.25       May 8, 2005
--------------------------------------------------------------------------------
Gary Van Norman                    250,000            $0.25       May 8, 2005
--------------------------------------------------------------------------------
Employees and/or Consultants
--------------------------------------------------------------------------------
Ferne Nowlan                        50,000            $0.25       May 8, 2005
--------------------------------------------------------------------------------

Total outstanding director and employee stock options....................550,000

No stock options exercised by directors or employees during the years 1999 and 2000.

Under applicable regulations of the British Columbia Securities Commission, the Company is not authorized to issue options to directors, employees or affiliates constituting more than 10% of the outstanding common stock. There are no other plans.

The Company pays other incidental compensation to executive officers from time to time, consisting primarily of reimbursement for business related activities on behalf of the Company. However, the aggregate of all such other compensation did not exceed 10% of cash compensation reported for the fiscal year ended October 31, 2000.

No cash compensation is currently being paid to members of the Board of Directors for their services as directors. The Company paid $5,960 to one director for consulting and related services rendered to the Company during the year ended 1998. No cash compensation was paid to directors during the year ended 1999 and 2000.

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

As of October 31, 2000, 100,000 shares of World Ventures Inc. were held by Dydar Resources Inc. in trust for Curitiba S.A.


                                     PART II


ITEM 14. DESCRIPTION OF SECURITIES

(a)   Capital Stock
-------------------

The Company's authorized capital stock consists of 50,000,000 shares of common stock, no par value. The following is a summary and is qualified in its entirety by reference to the Company's Articles and Special Resolution and Altered Memorandum, copies of which are exhibits to the Company's Registration Statement.

(b)   Common Stock
------------------

The outstanding shares of common stock are fully paid and non-assessable. As of the date of this Statement, 6,282,154 shares of common stock were issued and outstanding.

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


                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

         None.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

         None.


                                     PART IV

ITEM 17. FINANCIAL STATEMENTS



Report to Shareholders........................................           F1

Balance Sheets as at October 31, 2000.........................           F2

Statements of Loss and Deficit ...............................           F3
for the period from November 01, 1999 to October 31, 2000

Statement of Changes in Financial Position....................           F4
for the period from November 01, 1999 to October 31, 2000

Schedule of Changes in Resource Properties....................           F8

Notes to Financial Statements.................................         F5 - F15

ITEM 18. FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements
     --------------------

See Item 17 for a list of financial statements and schedules incorporated as: pages F-1 to F-15

(b)  Exhibits            None
     --------
                                       24

WORLD VENTURES INC.
Financial Statements
October 31, 2000 and 1999


         INDEX                                                           Page


         Independent Auditors' Report to the Shareholders                 F1

         Financial Statements

         Balance Sheets                                                   F2

         Statements of Loss and Deficit                                   F3

         Statements of Cash Flows                                         F4

         Notes to Financial Statements                                  F5-F15

                                                                              F1

                          INDEPENDENT AUDITORS' REPORT


TO THE SHAREHOLDERS OF WORLD VENTURES INC.

We have audited the balance sheets of World Ventures Inc. as at October 31, 2000 and 1999 and the statements of loss and deficit and cash flows for the three years in the period ended October 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of World Ventures Inc. as at October 31, 2000 and 1999 and the results of its operations and its cash flows for the three years in the period ended October 31, 2000 in accordance with Canadian generally accepted accounting principles. Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States of America and are discussed in note 15 to the financial statements.

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (as included following the opinion paragraph) when the financial statements are affected by the Company's ability to continue as a going concern. Our report to the shareholders dated January 17, 2001 is also expressed in accordance with Canadian reporting standards which do not permit a reference to such an uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.

By:  /s/  Chartered Accountants
   -----------------------------
          Chartered Accountants

Vancouver, Canada
January 17, 2001

                    COMMENTS BY AUDITORS FOR CANADIAN READERS
                        ON CANADA - US REPORTING CONFLICT

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in note 2 to the consolidated financial statements, the Company has insufficient cash resources and significant amounts owed to suppliers and debt holders. These matters raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.



By:  /s/  Chartered Accountants
   ----------------------------
          Chartered Accountants


Vancouver, Canada
January 17, 2001



                                                                                        F2
WORLD VENTURES INC.
Balance Sheets (note 2)
October 31

==========================================================================================
                                                                       2000           1999
------------------------------------------------------------------------------------------

Assets (notes 4 and 9)

Current
  Cash                                                          $     7,109    $     7,589
  Accounts receivable                                                 4,226          4,373
  Due from related company (note 13(d))                              24,187         21,032
------------------------------------------------------------------------------------------

Total Current Assets                                                 35,522         32,994
Fixed (notes 6, 7 and 9)                                            485,466        486,691
Resource Properties (notes 6 and 8)                                 436,263        424,127
------------------------------------------------------------------------------------------

Total Assets                                                    $   957,251    $   943,812
==========================================================================================

Liabilities

Current
  Accounts payable                                              $   282,005    $   294,841
  Loan payable to Premanco Industries Ltd. (note 9)                 544,776        480,563
  Current portion of obligation under capital lease (note 10)         1,557          1,204
------------------------------------------------------------------------------------------

Total Current Liabilities                                           828,338        776,608
Obligation Under Capital Lease (note 10)                              2,084          3,666
LongTerm Debt (note 11)                                              50,000         50,000
------------------------------------------------------------------------------------------

Total Liabilities                                                   880,422        830,274
------------------------------------------------------------------------------------------

Shareholders' Equity

Capital Stock (note 12)                                           6,464,873      6,314,873
Deficit                                                          (6,388,044)    (6,201,335)
------------------------------------------------------------------------------------------

Total Shareholders' Equity                                           76,829        113,538
------------------------------------------------------------------------------------------

Total Liabilities and Shareholders' Equity                      $   957,251    $   943,812
==========================================================================================

    /s/  Raynerd B. Carson
   -----------------------
         Raynerd B. Carson, Director

    /s/  Gary Van Norman
   -----------------------
         Gary Van Norman, Director



                                                                                               F3
WORLD VENTURES INC.
Statements of Loss and Deficit
Years Ended October 31

=================================================================================================
                                                         2000            1999            1998
-------------------------------------------------------------------------------------------------

Expenses
  Interest and bank charges                          $     81,947    $     57,467    $     24,063
  Accounting and administration                            18,724          17,655          22,613
  Office and sundry                                        18,598          14,553          13,665
  Travel and promotion                                     14,589          17,517          19,629
  Professional fees                                        12,630           8,272          12,321
  Rent                                                     12,000          12,000          12,000
  Transfer agent, filing fees and printing                  9,082           9,047          11,878
  Mineral and property tax                                  7,995               0               0
  Telephone and fax                                         4,774           8,742           9,266
  Consulting and management fees                            2,348          16,600          44,910
  Vehicle and fuel                                          1,766           2,325          14,826
  Corporation capital tax                                   1,030               0           1,000
  Exploration                                                   0           1,000              65
  Depreciation                                              1,226           1,887           1,277
-------------------------------------------------------------------------------------------------

Loss Before Other and Extraordinary Items                (186,709)       (167,065)       (187,513)
-------------------------------------------------------------------------------------------------

Other Items
  Writedown of (recovery from) resource properties              0          86,264         (59,342)
  Writedown of fixed assets (note 7)                            0         881,279         350,055
  Gain on sale of fixed assets                                  0          (7,233)              0
  Loss on lawsuit (note 9)                                      0               0         450,000
-------------------------------------------------------------------------------------------------

Total Other Items                                               0         960,310         740,713
-------------------------------------------------------------------------------------------------

Net Loss for Year                                        (186,709)        793,245         553,200
Deficit, Beginning of Year                             (6,201,335)     (5,073,960)     (4,145,734)
-------------------------------------------------------------------------------------------------

Deficit, End of Year                                 $ (6,388,044)   $ (4,280,715)   $ (3,592,534)
=================================================================================================

Basic Net Loss Per Share                             $      (0.02)   $      (0.04)   $      (0.03)
=================================================================================================

Weighted Average Number of Shares Outstanding           6,024,072      28,375,154      27,661,811
=================================================================================================




                                                                                         F4
WORLD VENTURES INC.
Statements of Cash Flows
Years Ended October 31

===========================================================================================
                                                         2000           1999           1998
-------------------------------------------------------------------------------------------

Operating Activities
  Net loss                                        $  (186,709)   $(1,127,375)   $  (928,226)
  Items not involving cash
    Accrued interest                                   64,212         35,534              0
    Depreciation                                        1,226          1,887          1,277
    Writedown of fixed assets                               0        881,279         35,055
    Gain on sale of fixed assets                            0         (7,233)             0
    Writedown of resource properties                        0         86,264              0
    Loss on lawsuit                                         0              0        445,027
-------------------------------------------------------------------------------------------

Operating Cash Flow                                  (121,271)      (129,644)      (131,867)
-------------------------------------------------------------------------------------------

Changes in NonCash Working Capital
  Accounts receivable                                     147            222             85
  Accounts payable                                    (12,836)       135,331        (33,172)
  Subscriptions received                                    0       (150,000)       150,000
  Deferred revenue                                          0              0         (4,952)
-------------------------------------------------------------------------------------------

Total Changes in NonCash Working Capital              (12,689)       (14,447)       111,961
-------------------------------------------------------------------------------------------

Cash Used in Operating Activities                    (133,960)      (144,091)       (19,906)
-------------------------------------------------------------------------------------------

Investing Activities
  Additions to fixed assets and deferred costs              0         (8,907)       (20,625)
  Proceeds on sale of fixed assets                          0              0         75,491
  Expenditures relating to resource properties,
    net of recoveries                                 (12,136)       (28,133)       (50,455)
-------------------------------------------------------------------------------------------

Cash Provided by (Used in) Investing Activities       (12,136)       (37,040)         4,411
-------------------------------------------------------------------------------------------

Financing Activities
  Advances to related parties                          (3,155)        (4,113)        (6,271)
  Repayment of lease obligation                        (1,229)          (800)             0
  Capital stock issued                                150,000        150,000         49,524
-------------------------------------------------------------------------------------------

Cash Provided by Financing Activities                 145,616        145,087         43,253
-------------------------------------------------------------------------------------------

Inflow (Outflow) of Cash                                 (480)       (36,044)        27,758
Cash, Beginning of Year                                 7,589         43,633         15,875
-------------------------------------------------------------------------------------------

Cash, End of Year                                 $     7,109    $     7,589    $    43,633
===========================================================================================

Supplemental Cash Flow Information
  Interest Paid During Year                       $     1,077    $     1,236    $    13,281
===========================================================================================



                                                                              F5
WORLD VENTURES INC.
Notes to Financial Statements
Years Ended October 31
================================================================================


1.   OPERATIONS

     The Company was incorporated under the laws of British Columbia and its principal business activities include the development of resort and exploration of natural resource properties.

2.   GOING CONCERN

     These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business.

     During 2000, the Company incurred a net loss of $186,709 (1999 - $1,127,375; 1998 - $928,226) (accumulated losses from inception of the Company total $6,338,044) and at October 31, 2000 had a working capital deficiency (an excess of current liabilities over current assets) of $792,816. The Company's ability to continue as a going concern is in substantial doubt and is dependent upon its ability to secure additional financing on a timely basis, receive co-operation from its creditors and achieve sufficient cash flows to cover obligations and expenses. The outcome of these matters cannot be predicted at this time. These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities which might be necessary should the Company be unable to continue its operations as a going concern.

     The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and the continuing support of its creditors.

3.   BASIS OF PRESENTATION

     These financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all figures are in Canadian dollars. Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States of America. The significant differences and the approximate related effect on the financial statements are set forth in Note 15.

4.   CHARGE ON ASSETS

     A charge has been placed over all the assets of the Company as security for unpaid corporation capital tax amounting to $56,000.

5.   SIGNIFICANT ACCOUNTING POLICIES

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

                                                                              F6
WORLD VENTURES INC.
Notes to Financial Statements
Years Ended October 31
================================================================================

5.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (b)  Fixed assets

          H.B. Mill and land are recorded at original cost less writedowns to a net amount of $480,563 (1999 - $480,563) based on management's best estimate of the net recoverable amount, which reflects the value of the first charge against the property (notes 7 and 9). Direct net expenditures incurred on the H.B. Mill are deferred in the accounts. No depreciation has been charged on H.B. Mill as the asset is not in production.

          Other fixed assets are recorded at cost.

          Depreciation of machinery and automobiles is calculated at 20% per annum using the declining-balance method.

     (c)  Investments in and expenditures on resource properties

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

     (d)  Financial instruments

          The Company's financial instruments include cash, accounts receivable, due from related company, accounts payable, loan payable to Premanco Industries Ltd., obligation under capital lease, and long-term debt. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial statements approximate their carrying values.

     (e)  Net loss per share

          Net loss per share computations are based on the weighted average number of common shares outstanding during the year.



                                                                              F7
WORLD VENTURES INC.
Notes to Financial Statements
Years Ended October 31
================================================================================


6.   REALIZATION OF ASSETS

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

7.       FIXED ASSETS

========================================================================================
                                                      2000                       1999
----------------------------------------------------------------------------------------
                                                  Accumulated
                                         Cost     Depreciation       Net          Net

     H.B. Mill and land (note 9)       $480,563     $      0      $480,563      $480,563
     Automobiles                         17,219       15,719         1,500         1,875
     Machinery                            5,671        2,268         3,403         4,253
----------------------------------------------------------------------------------------

                                       $503,453     $ 17,987      $485,466      $486,691
========================================================================================

     Included in machinery is a leased asset with a net book value of $3,403
     (1999 - $4,253). In 1999, fixed assets were written down as follows. H.B.
     Mill and land by $872,371 and $8,908 of office equipment to reflect managements best estimate of the asset value.

     In 1998, H.B. Mill and land was written down by $350,055.




                                                                                                                  F8
WORLD VENTURES INC.
Notes to Financial Statements
Years Ended October 31
====================================================================================================================

8.   RESOURCE PROPERTIES

     ===============================================================================================================
                                                                                 Prince
                                              Guanacaste   PanOro   Gladiator    Albert       Asbestos       Totals
     ---------------------------------------------------------------------------------------------------------------

     Balance, October 31, 1998                $365,957    $38,037      $    0    $ 57,788      $ 20,476     $482,258
     ---------------------------------------------------------------------------------------------------------------

     Legal and management                        5,522          0           0           0             0        5,522
     Permits                                     4,587          0           0           0             0        4,587
     Vehicle expense                             3,511          0           0           0             0        3,511
     Rent                                        3,058          0           0           0             0        3,058
     Travel                                      2,406      1,033           0           0             0        3,439
     Geological consultants                          6          0           0           0             0            6
     Option payments                                 0          0           0           0         8,000        8,000
     ---------------------------------------------------------------------------------------------------------------

     Expenditures for year                      19,100      1,033           0           0         8,000       28,133
     Writedown on resource  properties               0          0           0     (57,788)      (28,476)     (86,264)
     ---------------------------------------------------------------------------------------------------------------
                                                19,100      1,033           0     (57,788)      (20,476)     (58,131)
     ---------------------------------------------------------------------------------------------------------------
     Balance, October 31, 1999                 385,057     39,070           0           0             0      424,127
     ---------------------------------------------------------------------------------------------------------------
     Legal and management                        4,068          0           0           0             0        4,068
     Travel                                      3,042          0           0           0             0        3,042
     Property tax                                    0          0       5,026           0             0        5,026
     ---------------------------------------------------------------------------------------------------------------
                                                 7,110          0       5,026           0             0       12,136
     ---------------------------------------------------------------------------------------------------------------

     Balance, October 31, 2000                $392,167    $39,070      $5,026    $      0      $      0     $436,263
     ===============================================================================================================



                                                                             F-9
WORLD VENTURES INC.
Notes to Financial Statements
Years Ended October 31
================================================================================

8.   RESOURCE PROPERTIES (Continued)

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

     (c)  Gladiator, Arizona

          The Company entered into an option agreement with Curitiba S.A., a Costa Rican corporation, to acquire 100% of the issued and outstanding shares of Nor-Quest Arizona Inc., an Arizona Corporation. Nor-Quest Arizona Inc. has title to one hundred and seventy acres within the Prescott National Forest in the State of Arizona.

          The option is exercisable until January 14, 2002 for consideration of four million common shares. As part of the agreement, the Company has agreed to pay any property tax balance outstanding at the time the option is exercised, not to exceed $4,000 US dollars.

     (d)  Prince Albert, Saskatchewan

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

     (e)  Asbestos claims, Quebec

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

                                                                             F10
WORLD VENTURES INC.
Notes to Financial Statements
Years Ended October 31
================================================================================

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

     The lawsuit was settled during 1998. The Company is liable for unjust enrichment of $450,000. Premanco has accepted as settlement a promissory note for $450,000, secured by a mortgage on the H.B. Mill property (note 7 ) and a security agreement over all equipment and chattels, with interest at prime plus 2%, due October 31, 2000. The loan is now in default as the balance has not been paid pursuant to the terms of the settlement. Interest has been accrued on the loan up to October 31, 2000.

     Premanco shall have no right to enforce any judgement obtained against the Company under this promissory note against any assets or properties of the Company other than those specified in the settlement agreement made between Premanco and the Company. It is the Company's intention to abandon those specified assets to Premanco as settlement for the loan.

10.  OBLIGATION UNDER CAPITAL LEASE

     The following is a schedule of future minimum lease payments under capital lease

================================================================================
     2001                                                       $2,306
     2002                                                        2,295
--------------------------------------------------------------------------------

     Total minimum lease payments                                4,601
     Less:  Amount representing interest                          (960)
--------------------------------------------------------------------------------

    Present value of net minimum lease payments                  3,641
    Less:  Current portion                                      (1,557)
--------------------------------------------------------------------------------
                                                                $2,084
================================================================================

11.  LONG-TERM DEBT

     This amount is unsecured, non-interest bearing and was to be repaid at a rate of 10% of the net profits of the H.B. Mill if and when it goes into production (note 9).



                                                                                                       F11
WORLD VENTURES INC.
Notes to Financial Statements
Years Ended October 31
==========================================================================================================

12.  CAPITAL STOCK

     (a)  Authorized
           50,000,000    Common shares without par value

     (b)  Issued
===========================================================================================================
                                                                                  Number
                                                                                 of Shares         Amount
-----------------------------------------------------------------------------------------------------------

          Balance, October 31, 1998                                              5,482,154       $6,164,873
           Issued for cash pursuant to private placement                           200,000          150,000
-----------------------------------------------------------------------------------------------------------

          Balance, October 31, 1999                                              5,682,154        6,314,873
           Issued for cash pursuant to private placement                           600,000          150,000
-----------------------------------------------------------------------------------------------------------

          Balance, October 31, 2000                                              6,282,154       $6,464,873
===========================================================================================================

          During 2000, a reverse stock split on a 5:1 basis occurred. The number of shares for 1998 have been adjusted to reflect this transaction.

     (c)  Stock options outstanding to directors and employees as at October 31,
          2000 and 1999 were as follows:
                                                                                       Number of Shares
          Expiry Date                                         Exercise Price        2000               1999
-----------------------------------------------------------------------------------------------------------

                        (i)    July 15, 2001 (Cancelled)          $ 0.15               0            100,000
                        (ii)   August 20, 2002 (Cancelled)        $ 0.15               0          1,100,000
                        (iii)  September 27, 2002(Cancelled)      $ 0.15               0            100,000
                        (iv)   October 7, 2002 (Cancelled)        $ 0.15               0            100,000
                        (v)    May 8, 2005                        $ 0.25         550,000                  0
===========================================================================================================
     (d)  Share purchase warrants outstanding as at October 31, 2000 and 1999 were as follows:
===========================================================================================================
                                                                                       Number of Shares
          Expiry Date                                         Exercise Price        2000              1999
-----------------------------------------------------------------------------------------------------------

          (i)    May 29, 1998 (expired)                           $ 0.50               0                 0
          (ii)   April 28, 1999 (expired)                         $ 0.18               0                 0
          (iii)  April 28, 2000 (expired)                         $ 0.15               0         1,000,000
          (iv)  April 5, 2002                                     $ 0.40         600,000                 0
==========================================================================================================



                                                                             F12
WORLD VENTURES INC.
Notes to Financial Statements
Years Ended October 31
================================================================================

13.  RELATED PARTY TRANSACTIONS

     (a)  Services provided by directors or parties related to directors:

================================================================================
                                           2000           1999           1998
--------------------------------------------------------------------------------

            Consulting and management     $2,348         $22,800        $39,910
            Rent                          12,000          12,000         12,000
================================================================================

     (b) Accounts receivable includes $3,165 due from a director (1999 - $3,165; 1998 - $2,988).

     (c)  Accounts payable includes $40,000 (1999 - $33,000; 1998 - $31,000) due to an individual related to the President of the Company and $4,900 (1999 - $4,900; 1998 - $4,900) to a Company owned by a director.

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

14.  INCOME TAX LOSSES

     The Company has operating losses which may be carried forward to apply against future years income for Canadian income tax purposes. The benefits of these losses have not been recorded in the financial statements. These losses expire as follows:

================================================================================
      Available to                                         Amount
--------------------------------------------------------------------------------

      2001                                                 $24,000
      2002                                                  18,000
      2003                                                  14,000
      2004                                                 323,000
      2005                                                 636,000
      2006                                                 165,000
      2007                                                 177,000
--------------------------------------------------------------------------------
                                                        $1,357,000
================================================================================

                                                                             F13
WORLD VENTURES INC.
Notes to Financial Statements
Years Ended October 31
================================================================================


15. DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP)

     (a)  US accounting pronouncements

          (i)  Earnings per share

               In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, (SFAS 128) "Earnings per Share". The statement is effective for financial statements for periods ending after December 15, 1997, and changes the method in which earnings per share will be determined. The Company's adoption of SFAS 128 for US GAAP purposes results in no difference in net loss per share disclosure except for extraordinary item.

          (ii) Income tax

               Under Canadian GAAP, the future tax benefit related to non-capital loss carry forwards has not been recorded in the accounts. Under US GAAP, companies must follow the requirements of Statement of Financial Accounting Standards No. 109 (SFAS 109) which requires the use of the asset/liability method of measurement of tax liabilities, wherein deferred tax assets are recognized as well as deferred tax liabilities.

               The Company has significant non-capital losses available to be carried forward (note 14). SFAS 109 would require the recognition of a long-term tax asset for the future benefit expected from the application of these carry forwards to future profitable years. If it is expected that the entire amount of non-capital loss carry forwards will not be utilized, then a valuation allowance is applied to the asset to reasonably state the asset at its expected value. Under SFAS 109, disclosure of the amount of the valuation allowance is required. As at October 31, 2000, the valuation allowance is equal to 100% of the deferred tax asset. Changes in the value of the deferred asset are recognized each year as income tax expense.

                                                                             F14
WORLD VENTURES INC.
Notes to Financial Statements
Years Ended October 31
================================================================================

15. DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

     (b)  Stock options

          The Company has granted directors and certain employees stock options. Stock option activity is summarized as follows:

               =================================================================
                                                   Number of          Exercise
                                                    Shares              Price
               -----------------------------------------------------------------

               Balance, October 31, 1995             150,000            $ 0.17
               1996  Granted                          50,000            $ 0.35
               1996  Granted                         200,000            $ 0.33
               1996  Granted                          50,000            $ 0.38
               1996  Exercised                       (50,000)           $ 0.15
               -----------------------------------------------------------------

               Balance, October 31, 1996             400,000            $ 0.30
               1997  Cancelled                       (50,000)           $ 0.35
               1997  Cancelled                      (200,000)           $ 0.33
               1997  Cancelled                       (50,000)           $ 0.38
               1997  Expired                        (100,000)           $ 0.18
               1997  Granted                       1,400,000            $ 0.15
               -----------------------------------------------------------------

               Balance, October 31, 1997,1998
               and 1999                            1,400,000            $ 0.15
               2000  Cancelled                    (1,400,000)           $ 0.15
               2000  Granted                         550,000            $ 0.25
               -----------------------------------------------------------------

               Balance, October 31, 2000             550,000            $ 0.25
               =================================================================


          In 1995 the FASB issued SFAS No. 123 "Accounting for Stock-Based Compensation", which contains a fair value-based method for valuing stock-based compensation that entities may use. This measures compensation cost at the grant date based on the fair value for the award. Compensation is then recognized over the service period, which is usually the vesting period. For US GAAP purposes, management accounts for options under APB Opinion No. 25. As option exercise prices approximate market price on the dates of grants, no compensation expense has been recognized.

     (c)  Exploration expenditures

          Under Canadian GAAP acquisition costs and exploration expenditures are capitalized (note 5(c)).

          Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with Industry Guide 7 which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of prefeasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.



                                                                             F15
WORLD VENTURES INC.
Notes to Financial Statements
Years Ended October 31
================================================================================

15.  DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

     (c)  Exploration expenditures (Continued)

          Under US GAAP, mining projects and properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. If estimated future cash flows expected to result from the use of the mining project or property and its eventual disposition are less than the carrying amount of the mining project or property, an impairment is recognized based upon the estimated fair value of the mining project or property. Fair value generally is based on the present value of estimated future net cash flows for each mining project or property, calculated using estimated mineable reserves and mineral resources based on engineering reports, projected rates of production over the estimated mine life, recovery rates, capital requirements, remediation costs and future prices considering the Company's hedging and marketing plans.

          ==================================================================================================
               Reconciliation of loss reported in accordance with Canadian GAAP and US GAAP
          --------------------------------------------------------------------------------------------------
                                                                     2000            1999            1998
          --------------------------------------------------------------------------------------------------
            Net loss per Canadian GAAP                            $(186,709)     $(1,127,375)     $ (928,226)
            Less:  Writeoff of
             exploration expenditures                               (12,136)         (28,133)        (50,456)
          --------------------------------------------------------------------------------------------------

            Net Loss per US GAAP                                  $(198,845)     $(1,155,508)     $ (978,682)
          ==================================================================================================




          ==================================================================================================
               Reconciliation of shareholders' equity reported in accordance with Canadian GAAP and US GAAP
          --------------------------------------------------------------------------------------------------
                                                                     2000            1999            1998

            Shareholders' Equity, end of year
             under Canadian GAAP                                  $  76,829     $    113,538      $1,090,913
            Cumulative increase in net loss
             reported under Canadian GAAP to
             net loss under US GAAP                                (522,527)        (510,391)       (482,258)
          -------------------------------------------------------------------------------------------------

            Shareholders' Equity, (Deficit) end
             of year under US GAAP                                $(445,698)    $   (396,853)     $  608,655
============================================================================================================


                                  SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing a Forms 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


     WORLD VENTURES INC.


     By:  /s/  Raynerd B. Carson                            April 20, 2001
        -------------------------                           --------------
               Raynerd B. Carson, President                      Date