Form 20-F
period 2001-10-31
WORLD VENTURES INC
filed 2002-04-16
CIK 861398

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

                                  ANNUAL REPORT
     PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended October 31, 2001

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
                                 --------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period of this Registration
Statement:        7,782,154
                  ---------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                   Yes |X| No

Indicate by check mark which financial statement item the registrant has elected to follow.

                               Item 17 |X| Item 18

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

During the year ended October 31, 1998, the Company:
--------------------------------------

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

During the year ended October 31, 1999, the Company:
--------------------------------------

(i) Pursuant to a private placement dated November 13, 1998, 1,000,000 units were issued at a price of $0.15 per unit consisting of one share and one non-transferable share purchase warrant exercisable for a period of two years, granting the holder the right to acquire one additional share at $0.15 per share in the first year and at a price of $0.18 per share in the second year.

During the year ended October 31, 2000, the Company:
--------------------------------------
(i) During 2000, a reverse stock split on a 5:1 basis occurred. The number of shares have been adjusted to reflect this transaction.

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

During the year ended October 31, 2001, the Company:
--------------------------------------
(i) Pursuant to a private placement dated November 13, 2000: 750,00 units were issued at a price of $0.10 per unit. Each unit consists of one common share and one non-transferable share purchase warrant exercisable for a period of two years, granting the holder the right to acquire one additional share at a price of $0.10 per share in the first year and at a price of $0.15 per share in the second year. Theses warrants were exercised during 2001 as settlement of debt.

(b) Industry Segments
    -----------------

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

(iv)  Patents, Trademarks and Licenses
      --------------------------------

The Company has no material patents, trademarks, licenses, franchises or concessions except insofar as mining claims or properties acquired from the Canadian & Costa Rican governments. The Company believes it is in compliance with all applicable obligations regarding such titles.

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

(x) Competition
    -----------

The mining industry in which the Company is engaged is in general, highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company encounters strong competition in attempting to acquire additional mineral properties and interest in commercially mineable ore reserves in the Salmo, British Columbia area. In general, properties with a higher grade of recoverable mineral and/or which are more readily mineable afford the owners a competitive advantage in that the cost of production is lower. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties. The Company's competitive position in the mining business in general, and in the Salmo, British Columbia area in particular, is insignificant.

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

(xiii) Employees
       ---------

During fiscal year ended October 31, 2001, the Company employed one part-time office manager who provided services to the company on a contract basis. Most Company operations will be conducted by the officers on a part time basis or by outside contractors. If the H.B. Mill is placed into operation by the Company, or a real estate/resort project is developed, full-time employees would be expected to be hired.

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

In 1998, H.B. Mill and land was written down by $350,055 In 1999, H.B. Mill and land was written down by $872,371 to reflect management's best estimate of the asset value.

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

Panama, Pan-Oro
---------------

During the year 1995, the Company entered into a letter of agreement with Grande Portage Resources Ltd to enter into a joint-venture agreement to develop mineral concessions in Panama. The agreement has not yet been concluded and regulatory approval remains outstanding. During 1996, the Company entered into a letter of agreement with Grande Portage Resources Ltd. to enter into a joint venture agreement to develop mineral concessions in Panama The agreements have not been concluded and regulatory approval remains outstanding. Resource properties include $21,000 in costs charged by Pan-Oro S.A. During 2001, the Company decided to write-down its investment in this property to a nominal carrying value. The Company still retains the right to resume exploration in this property. The Company has 90% ownership interest in Pan-Oro, S.A., a Panamanian corporation.





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

The option is exercisable until January 14, 2002 for consideration of four million common shares. As part of the agreement, the Company has agreed to pay any property tax balance outstanding at the time the option is exercised, not to exceed $4,000 US dollars. During 2001, the Company decided to abandon its interest and wrote-off its investment in this property.

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

Title of Class             Identity of                  Amount and Nature of l      Percent
                         Person or Group                  Beneficia Ownership       of Class
                                                              ( Note 1 )
---------------------------------------------------------------------------------------------
Common              Curitiba S.A.
                    2742, 1 Avenida. Calles 27 & 29
                    San Jose, Costa Rica                       2,117,688              27.2%


Common              Investors First S.A.                       2,026,733              26.0%
                    c/o Arias, Aleman & Mora
                    Calle 50 Edif Tower 1ER Piso
                    Apartado 8799
                    Panama 5, Panama
---------------------------------------------------------------------------------------------
Common              Officers and Directors                        34,600               0.6%
                    Collectively
---------------------------------------------------------------------------------------------

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

                                       15

PRICE RANGE                                     High               Low
--------------------------------------------------------------------------------
2001 1st Quarter                                0.15               0.05

2001 2nd Quarter                                0.04               0.05

2001 3rd Quarter                                0.20               0.04

2001 4th Quarter                                0.22               0.03

2000 1st Quarter                                0.25               0.12

2000 2nd Quarter                                0.25               0.07

2000 3rd Quarter                                0.19               0.15

2000 4th Quarter                                0.15               0.05
--------------------------------------------------------------------------------

As of October 31, 2001 the Company had approximately 184 registered shareholders on record of its no par value common stock. Based on representations received by the Company from certain record holders, the Company believes that there are in excess of 1,000 non-registered beneficial owners of its common stock bringing the total number of shareholders in excess of 1,200.


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




The rate of exchange between U.S. dollars (U.S.$) and Canadian dollars (Cdn$) for each of the Company's last five fiscal years was as follows:

                                          2001    2000    1999    1998    1997
                                          ------------------------------------
Rate at October 31,2001                   0.64    0.64    0.66    0.62    0.66

Average Rate for  the Calendar  Year      0.64    0.62    0.64    0.63    0.71
                                          ------------------------------------



FOR THE YEAR ENDED OCTOBER 31, 2001:

                                                   2001          2000          1999
--------------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF OPERATIONS            $     --      $     --      $     --
------------------------------------

Revenue                                                  0             0         7,233

Costs and Expenses                                (243,561)     (186,709)     (167,065)

Write Down of Resource Property                    (44,095)            0       (86,264)

Write Down of Capital Assets & Deferred Costs            0             0      (881,279)

Net (-Loss)                                       (287,656)     (186,709)   (1,127,375)

Net (Loss) Per Share                                 (0.04)        (0.04)        (0.02)

CONSOLIDATED BALANCE SHEETS
---------------------------

Total Assets                                       890,622       957,251       943,812

Resource Properties                                393,281       436,263       424,127

Total Liabilities                                  951,449       880,422       830,274

Accumulated Deficit                             (6,675,700)   (6,388,044)   (6,201,335)

Working Capital (-Deficit)                        (287,656)     (186,709)   (1,127,375)

Shareholder's Equity                               (60,827)       76,829       113,538

Cash Dividends per Share                                 0             0             0
--------------------------------------------------------------------------------------


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

                                       18

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

Liquidity and Capital Resources
-------------------------------

The Company's capital, and therefore its liquidity, has always depended upon amounts raised from investors from the sale of stock, either privately or publicly. The Company took over the position, " little cash available" in 1989 and Nor-Quest paid a large portion of the Company's expenses. During 1992 Dydar purchased 1,066,436 shares of common stock for $160,000 and an investor subscribed for 333,333,($50,000) units (private placement one share plus one two year purchase warrant exercisable at $0.15 in first year and $0.20 in second year) which amount will provide some liquidity for 1992. During 1993 Dydar exercised part of its option at $0.20 to provide the Company $156,894. During 1994 the Company issued 1,333,333 shares @ $0.15 per share pursuant to a private placement of 1,000,000 units @ $0.15 per unit. 333,333 shares were issued pursuant to the exercise of warrants @ $0.15 per share. 666,667 warrants remain outstanding and may be exercised @ at rate of $0.15 per share up until April 19, 1995 or @ $0.20 per share up until April 19, 1996. The Company issued 266,667 units as an exploration payment on the Guanacaste property in Costa Rica and the balance for cash. A further 150,000 common shares were issued as a finder's fee in connection with this transaction. As at October 31, 1996, 1,055,334 of the share purchase warrants remain unexercised. During the year ended October 31, 1997, operating capital for the Company was raised by a private placement of 1,000,000 shares at $0.15 per share; issuance of 325,000 flow-through shares at $0.20; exercise of warrants of 303,512 shares at $0.15 per share for cash proceeds; and the issuance of 1,054,610 at $0.20 per share on exercise of warrants for debt settlement of $210,922. During the year ended October 31, 1998, 330,166 warrants were exercised for cash in the amount of $49,524. As of October 31, 1998, 366,333 share purchase warrants remained unexercised. During the year ended October 31, 1999, the Company entered into a private placement agreement in which 1,000,000 units were issued for proceeds of $150,000 . Each unit is comprised of one common share and one share purchase warrant. Each share purchase warrant enables the holder to acquire one additional common share at $0.15 during the first year and at $0.18 during the second year. During the year ended October 31, 2000, a reverse stock split on a 5:1 basis occurred and the number of shares were adjusted to reflect this transaction. On March 1, 2000 an account payable valued at year-end of approximately $95,000, was settled by issuance of 380,000 common shares at a price of $0.25 per share. Pursuant to a private placement agreement 600,000 units were issued at a price of $0.25 per unit for cash $150,000. Each unit consists of one share and one non-transferable share purchase warrant exercisable for a period of two years, granting the holder the right to acquire one additional share at a price of $0.25 per share in the first year and at a price of $0.40 in the second year. Pursuant to a private placement dated November 13, 2000: 750,00 units were issued at a price of $0.10 per unit. Each unit consists of one common share and one non-transferable share purchase warrant exercisable for a period of two years, granting the holder the right to acquire one additional share at a price of $0.10 per share in the first year and at a price of $0.15 per share in the second year. Theses warrants were exercised during 2001 as settlement of debt.

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

The name, position with the Company, the age of each director and executive officer, and the period during which each has served are as follows:



Name and Position in the Company           Age     Director of Officer Since
--------------------------------------------------------------------------------

Raynerd B. Carson                          68      Director since November 1989
President and Director                             President since 1990
.................................................................................

James Wadsworth                            63      Director since August 1992
Vice-President and Director
.................................................................................

Dr. Stewart Jackson                        61      June 1997
Vice-President Explorations and Director
.................................................................................

Gary Van Norman                            63      Director since February 1996
Director
--------------------------------------------------------------------------------

The following is a brief account of the business experience during the past five years of each director and executive officer:

Director / Officer            Principal Occupation During the Last Five Years
------------------            -----------------------------------------------

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

Dr. Stewart Jackson           Experienced professional with 38 years in the
                              mineral industry. Involved in exploration and development of both base and precious metal deposits in a wide range of environments for both large and small companies. Responsible for the discovery and development of several major mineral discoveries.

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

Dr. Stewart Jackson           Monument Resources Inc., Director, V.P.
                              Exploration Little Squaw Gold Mining Company,
                              Director, V.P. Exploration

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

During the fiscal year ended October 31, 2001, there was no compensation to directors and officers of the Company for services because of Canadian allowance standards.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR  SUBSIDIARIES

The following is a summary of the employee and director stock options outstanding as of October 31, 2001 and a summary of all such Options exercised in 2000 and 2001.

Stock options granted as at October 31, 2001 were as follows:

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
--------------------------------------------------------------------------------

Total outstanding director and employee stock options.......550,000

No stock options exercised by directors or employees during the years 2000 and 2001.

Under applicable regulations of the British Columbia Securities Commission, the Company is not authorized to issue options to directors, employees or affiliates constituting more than 10% of the outstanding common stock. There are no other plans.

The Company pays other incidental compensation to executive officers from time to time, consisting primarily of reimbursement for business related activities on behalf of the Company. However, the aggregate of all such other compensation did not exceed 10% of cash compensation reported for the fiscal year ended October 31, 2001.

No cash compensation is currently being paid to members of the Board of Directors for their services as directors. The Company paid $5,960 to one director for consulting and related services rendered to the Company during the year ended 1998. No cash compensation was paid to directors during the years ended 1999, 2000 and 2001.

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

As of October 31, 2001, 100,000 shares of World Ventures Inc. were held by Dydar Resources Inc. in trust for Curitiba S.A.


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

(b)   Common Stock
      ------------

The outstanding shares of common stock are fully paid and non-assessable. As of the date of this Statement, 7,782,154 shares of common stock were issued and outstanding.

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

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES                          None.

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY
          FOR REGISTERED SECURITIES                                None.



                                     PART IV

ITEM 17.  FINANCIAL STATEMENTS


         INDEX                                                     Page
                                                                   ----

         Independent Auditors' Report to the Shareholders           F-1

         Financial Statements

         Balance Sheets                                             F-2

         Statements of Loss and Deficit                             F-3

         Statements of Cash Flows                                   F-4

         Notes to Financial Statements                              F-5 to F-16

Pannell Kerr Forster


                          INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF WORLD VENTURES INC.

We have audited the balance sheets of World Ventures Inc. as at October 31, 2001 and 2000 and the statements of loss and deficit and cash flows for the three years in the period ended October 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of World Ventures Inc. as at October 31, 2001 and 2000 and the results of its operations and its cash flows for the three years in the period ended October 31, 2001 in accordance with Canadian generally accepted accounting principles. Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States of America and are discussed in note 17 to the financial statements.

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (as included following the opinion paragraph) when the financial statements are affected by the Company's ability to continue as a going concern. Our report to the shareholders dated March 14, 2002 is also expressed in accordance with Canadian reporting standards which do not permit a reference to such an uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.

Chartered Accountants

"Pannell Kerr Forster"

Vancouver, Canada
March 14, 2002
                    COMMENTS BY AUDITORS FOR CANADIAN READERS
                        ON CANADA - US REPORTING CONFLICT

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in note 2 to the financial statements, the Company has insufficient cash resources and significant amounts owing to suppliers and debt holders. These matters raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Chartered Accountants

"Pannell Kerr Forster"

Vancouver, Canada



WORLD VENTURES INC.
Balance Sheets (note 2)
October 31

===============================================================================================
                                                                        2001           2000
-----------------------------------------------------------------------------------------------

Assets (notes 4 and 10)

Current
  Cash                                                               $     7,976    $     7,109
  Accounts receivable                                                      4,579          4,226
  Due from related company (note 15(d))                                        0         24,187
-----------------------------------------------------------------------------------------------

Total Current Assets                                                      12,555         35,522
Fixed (notes 6, 7 and 10)                                                484,786        485,466
Resource Properties (notes 6 and 8)                                      393,281        436,263
-----------------------------------------------------------------------------------------------

Total Assets                                                         $   890,622    $   957,251
===============================================================================================

Liabilities

Current
  Accounts payable (note 9)                                          $   250,027    $   282,005
  Loan payable to Premanco Industries Ltd. (note 10)                     599,732        544,776
  Current portion of obligation under capital lease (note 11)              2,014          1,557
-----------------------------------------------------------------------------------------------

Total Current Liabilities                                                851,773        828,338
Obligation Under Capital Lease (note 11)                                      36          2,084
Long-Term Debt (note 12)                                                  50,000         50,000
Due to Shareholder (note 13)                                              49,640              0
-----------------------------------------------------------------------------------------------

Total Liabilities                                                        951,449        880,422
-----------------------------------------------------------------------------------------------

Capital Stock and Deficit

Capital Stock (note 14)                                                6,614,873      6,464,873
Deficit                                                               (6,675,700)    (6,388,044)
-----------------------------------------------------------------------------------------------

Total Shareholders' Equity (Deficit)                                     (60,827)        76,829
-----------------------------------------------------------------------------------------------

Total Liabilities and Shareholders' Equity (Deficit)                 $   890,622    $   957,251
===============================================================================================

Approved on behalf of the Board:


"Raynerd B. Carson"
............................................................  Director


"Gary Van Norman"
............................................................  Director


See notes to financial statements.      F-2




WORLD VENTURES INC.
Statements of Loss and Deficit
Years Ended October 31

=========================================================================================
                                                    2001           2000           1999
-----------------------------------------------------------------------------------------

Expenses
  Consulting and management fees                $    75,000    $     2,348    $    16,600
  Interest and bank charges                          73,109         81,947         57,467
  Professional fees                                  30,578         12,630          8,272
  Accounting and administration                      16,854         18,724         17,655
  Rent                                               12,000         12,000         12,000
  Office and sundry                                  11,391         18,598         14,553
  Travel and promotion                               10,790         14,589         17,517
  Transfer agent, filing fees and printing            6,947          9,082          9,047
  Telephone and fax                                   4,941          4,774          8,742
  Vehicle and fuel                                      937          1,766          2,325
  Corporation capital tax                                 0          1,030              0
  Exploration                                             0              0          1,000
  Mineral and property tax                                0          7,995              0
  Depreciation                                        1,014          1,226          1,887
-----------------------------------------------------------------------------------------

Loss Before Other Items                            (243,561)      (186,709)      (167,065)
-----------------------------------------------------------------------------------------

Other Items
  Writedown of resource properties (note 8)          44,095              0         86,264
  Writedown of fixed assets (note 7)                      0              0        881,279
  Gain on sale of fixed assets                            0              0         (7,233)
-----------------------------------------------------------------------------------------

Total Other Items                                    44,095              0        960,310
-----------------------------------------------------------------------------------------

Net Loss for Year                                  (287,656)      (186,709)    (1,127,375)
Deficit, Beginning of Year                       (6,388,044)    (6,201,335)    (5,073,960)
-----------------------------------------------------------------------------------------

Deficit, End of Year                            $(6,675,700)   $(6,388,044)   $(6,201,335)
=========================================================================================

Basic Net Loss Per Share                        $     (0.04)   $     (0.03)   $     (0.20)
=========================================================================================

Weighted Average Number of Shares Outstanding     6,935,957      6,024,072      5,675,031
=========================================================================================

See notes to financial statements.         F-3



WORLD VENTURES INC.
Statements of Cash Flows
Years Ended October 31

============================================================================================
                                                      2001           2000           1999
--------------------------------------------------------------------------------------------

Operating Activities
  Net loss                                        $  (287,656)   $  (186,709)   $(1,127,375)
  Items not involving cash
    Consulting expense                                 75,000              0              0
    Accrued interest on loan payable                   54,956         64,212         35,534
    Writedown of resource properties                   44,095              0         86,264
    Depreciation                                        1,014          1,226          1,887
    Writedown of fixed assets                               0              0        881,279
    Gain on sale of fixed assets                            0              0         (7,233)
-------------------------------------------------------------------------------------------

Operating Cash Flow (Deficit)                        (112,591)      (121,271)      (129,644)
-------------------------------------------------------------------------------------------

Changes in NonCash Working Capital
  Accounts receivable                                    (353)           147            222
  Accounts payable                                    118,022        (12,836)       135,331
-------------------------------------------------------------------------------------------

Total Changes in NonCash Working Capital              117,669        (12,689)       135,553
-------------------------------------------------------------------------------------------

Cash Provided by (Used in) Operating Activities         5,078       (133,960)         5,909
-------------------------------------------------------------------------------------------

Investing Activities
  Additions to fixed assets and deferred costs           (334)             0         (8,907)
  Expenditures relating to resource properties,
    net of recoveries                                  (1,113)       (12,136)       (28,133)
-------------------------------------------------------------------------------------------

Cash Used in Investing Activities                      (1,447)       (12,136)       (37,040)
-------------------------------------------------------------------------------------------

Financing Activities
  Advances to related parties                          (1,173)        (3,155)        (4,113)
  Repayment of lease obligation                        (1,591)        (1,229)          (800)
  Capital stock issued                                      0        150,000              0
-------------------------------------------------------------------------------------------

Cash Provided by (Used in) Financing Activities        (2,764)       145,616         (4,913)
-------------------------------------------------------------------------------------------

Inflow (Outflow) of Cash                                  867           (480)       (36,044)
Cash, Beginning of Year                                 7,109          7,589         43,633
-------------------------------------------------------------------------------------------

Cash, End of Year                                 $     7,976    $     7,109    $     7,589
===========================================================================================

Supplemental Cash Flow Information
  Interest Paid During Year                       $       716    $     1,077    $     1,236
===========================================================================================

Supplemental Information for Investing and
  Financing Activities
    Shares issued as settlement of debt           $   150,000    $         0    $         0
===========================================================================================


See notes to financial statements.           F-4


WORLD VENTURES INC.
Notes to Financial Statements
Years Ended October 31

================================================================================

1.   OPERATIONS

     The Company was incorporated under the laws of British Columbia and its principal business activities include the development of resort properties and exploration of natural resource properties.

2.   GOING CONCERN

     These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business.

     During 2001, the Company incurred a net loss of $287,656 (2000 - $186,709; 1999 - $1,127,375) (accumulated losses from inception of the Company total $6,675,700) and at October 31, 2001 had a working capital deficiency (an excess of current liabilities over current assets) of $805,596. The Company's ability to continue as a going concern is in substantial doubt and is dependent upon its ability to secure additional financing on a timely basis, receive co-operation from its creditors and achieve sufficient cash flows to cover obligations and expenses. The outcome of these matters cannot be predicted at this time. These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities which might be necessary should the Company be unable to continue its operations as a going concern.

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

4.   CHARGE ON ASSETS

     A charge has been placed over all the assets of the Company as security for unpaid corporation capital tax amounting to approximately $64,000, including interest at October 31, 2001.

5.   SIGNIFICANT ACCOUNTING POLICIES

     (a)  Use of estimates

          The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates and would impact future results of operations and cash flows.

WORLD VENTURES INC.
Notes to Financial Statements
Years Ended October 31

================================================================================

5.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (b)  Fixed assets

          H.B. Mill and land are recorded at original cost less writedowns to a net amount of $480,563 (2000 - $480,563) based on management's best estimate of the net recoverable amount, which reflects the value of the first charge against the property (notes 7, 10 and 18). Direct net expenditures incurred on the H.B. Mill are deferred in the accounts. No depreciation has been charged on H.B. Mill as the asset is not in production.

          Other fixed assets are recorded at cost.

          Depreciation of machinery, equipment and automobiles is calculated at 20% per annum using the declining-balance method.

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

     (d)  Financial instruments

          The Company's financial instruments include cash, accounts receivable, due from related company, accounts payable, amount due to shareholder, loan payable to Premanco Industries Ltd., obligation under capital lease, and long-term debt. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values.

     (e)  Net loss per share

          Net loss per share computations are based on the weighted average number of common shares outstanding during the year. Common share equivalents consisting of stock options are not considered in the computation because their effect would be anti-dilutive.

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

7.   FIXED ASSETS

     ===========================================================================
                                                      2001
     ---------------------------------------------------------------------------
                                                        Accumulated
                                              Cost      Depreciation      Net
     ---------------------------------------------------------------------------

     H.B. Mill and land (notes 10 and 18)     $480,563   $      0      $480,563
     Automobiles                                17,219     16,019         1,200
     Machinery                                   5,671      2,949         2,722
     Equipment                                     334         33           301
     ---------------------------------------------------------------------------

                                              $503,787   $ 19,001      $484,786
     ===========================================================================
                                                      2000
     ---------------------------------------------------------------------------
                                                       Accumulated
                                              Cost     Depreciation       Net
     ---------------------------------------------------------------------------

     H.B. Mill and land (notes 10 and 18)     $480,563   $      0      $480,563
     Automobiles                                17,219     15,719         1,500
     Machinery                                   5,671      2,268         3,403
     ---------------------------------------------------------------------------

                                              $503,453   $ 17,987      $485,466
     ===========================================================================

     Included in machinery is a leased asset with a net book value of $2,722 (2000 - $3,403). In 1999, fixed assets were written down as follows: H.B. Mill and land by $872,371 and $8,908 of office equipment to reflect management's best estimate of the asset value.

     In 1998, H.B. Mill and land was written down by $350,055.



WORLD VENTURES INC.
Notes to Financial Statements
Years Ended October 31

=============================================================================================

8.   RESOURCE PROPERTIES

     ========================================================================================

                                           Guanacaste     PanOro      Gladiator       Totals
     ----------------------------------------------------------------------------------------
     Balance, October 31, 1999              $ 385,057    $  39,070    $       0    $ 424,127

     Legal and management                       4,068            0            0        4,068
     Travel                                     3,042            0            0        3,042
     Property tax                                   0            0        5,026        5,026
     ----------------------------------------------------------------------------------------
                                                7,110            0        5,026       12,136
     ----------------------------------------------------------------------------------------
     Balance, October 31, 2000                392,167       39,070        5,026      436,263
     ----------------------------------------------------------------------------------------

     Legal and management                         988            0            0          988
     Travel                                       125            0            0          125
     Writedown of resource properties               0      (39,069)      (5,026)     (44,095)
     ----------------------------------------------------------------------------------------
                                                1,113      (39,069)      (5,026)     (42,982)
     ----------------------------------------------------------------------------------------

     Balance, October 31, 2001              $ 393,280    $       1    $       0    $ 393,281
     ========================================================================================

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

     (b)  Pan-Oro, Panama

          During 1995, the Company entered into a Letter of Agreement with Grande Portage Resources Ltd. to enter into a joint venture agreement to develop mineral concessions in Panama. The agreement has not yet been concluded and regulatory approval remains outstanding. During
          2001, the Company decided to write-down its investment in this property to a nominal carrying value. The Company still retains the right to resume exploration in this property. The Company has a 90% ownership interest in Pan-Oro S.A., an inactive Panamanian corporation.

     (c)  Gladiator, Arizona

          The Company entered into an option agreement with Curitiba S.A., a Costa Rican corporation, to acquire 100% of the issued and outstanding shares of Nor-Quest Arizona Inc., an Arizona Corporation. Nor-Quest
          Arizona Inc. has title to one hundred and seventy acres within the Prescott National Forest in the State of Arizona.

          The option is exercisable until January 14, 2002 for consideration of four million common shares. As part of the agreement, the Company has agreed to pay any property tax balance outstanding at the time the option is exercised, not to exceed $4,000 US dollars. During 2001, the Company decided to abandon its interest and wrote-off its investment in this property.

                                       F-8

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

          The Company had not made a $50,000 payment due September 15, 1998, nor a $1,000,000 payment due September 15, 1999. During 1999, the Company decided to abandon its interest and wrote off its investment in this property.

     (f)  Triton, Ontario

          The Company has a 50% interest in certain mineral claims located in MacMurchy Township of the Lardev Lake Mining Division, Ontario. A third party has agreed to maintain the good standing of the mineral claims. During 1997, the Company wrote off the cost of its interest in this property.

9.   ACCOUNTS PAYABLE

     ===========================================================================
                                                         2001             2000
     ---------------------------------------------------------------------------




     Trade payable                                     $124,104         $169,564
     Capital taxes payable                               63,923           62,441
     Rent due to related parties                         52,000           40,000
     Accrued liabilities                                 10,000           10,000
     ---------------------------------------------------------------------------
                                                       $250,027         $282,005
     ===========================================================================

10.  LOAN PAYABLE TO PREMANCO INDUSTRIES LTD. AND LOSS ON LAWSUIT

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

     The lawsuit was settled during 1998. The Company is liable for unjust enrichment of $450,000. Premanco has accepted as settlement a promissory note for $450,000, secured by a mortgage on the H.B. Mill property (note 7 ) and a security agreement over all equipment and chattels, with interest at prime plus 2%, due October 31, 2000. The loan is now in default as the balance has not been paid pursuant to the terms of the settlement. Interest has been accrued on the loan up to October 31, 2001.

WORLD VENTURES INC.
Notes to Financial Statements
Years Ended October 31

================================================================================

10.  LOAN PAYABLE TO PREMANCO INDUSTRIES LTD. AND LOSS ON LAWSUIT (Continued)

     Premanco shall have no right to enforce any judgement obtained against the Company under this promissory note against any assets or properties of the Company other than those specified in the settlement agreement made between Premanco and the Company.

11.  OBLIGATION UNDER CAPITAL LEASE

     The following is a schedule of future minimum lease payments under capital lease:

     ===========================================================================

      Total minimum lease payments                                      $ 2,295
      Less:  Amount representing interest                                  (245)
     ---------------------------------------------------------------------------

      Present value of net minimum lease payments                         2,050
      Less:  Current portion                                              2,014
     ---------------------------------------------------------------------------
                                                                            $36
     ===========================================================================

12.  LONG-TERM DEBT

     This amount is unsecured, non-interest bearing and is to be repaid at a rate of 10% of the net profits of the H.B. Mill, if and when it goes into production (note 10).

13.  DUE TO SHAREHOLDER

     The amount due to shareholder arises from:

     ===========================================================================
      Consulting expenses paid by a shareholder
       and director                                                     $75,000
      Amount due from Dydar Resources Inc.                              (25,360)
     ---------------------------------------------------------------------------

      Present value of net minimum lease payments                       $49,640
     ===========================================================================

     This amount is non-interest bearing.

WORLD VENTURES INC.
Notes to Financial Statements
Years Ended October 31

================================================================================

14.  CAPITAL STOCK

     (a)  Authorized

           50,000,000 Common shares without par value

     (b)  Issued

          ======================================================================
                                                             Number
                                                           of Shares    Amount
          ----------------------------------------------------------------------

           Balance, October 31, 1999                       5,682,154  $6,314,873
            Issued for cash pursuant to private placement    600,000     150,000
          ----------------------------------------------------------------------

           Balance, October 31, 2000                       6,282,154   6,464,873
           Issued as settlement of debt                      750,000      75,000
           Exercised warrants as settlement of debt          750,000      75,000
          ----------------------------------------------------------------------

           Balance, October 31, 2001                       7,782,154  $6,614,873
          ======================================================================

          During 2001, the Company issued 750,000 units at a price of $0.10 per unit. Each unit consists of one common share and one non-transferable share purchase warrant exercisable for a period of two years, granting the holder the right to acquire one additional share at a price of $0.10 per share in the first year and at a price of $0.15 per share in the second year. These warrants were exercised during 2001 as settlement of debt.

     (c) The following table summarizes the Company's stock option activity for the years ended October 31, 2001, 2000 and 1999:

          ======================================================================
                                                                       Weighted
                                                        Exercise       Average
                                            Number        Price        Exercise
                                          of Shares     Per Share       Price
          ----------------------------------------------------------------------

           Balance, October 31, 1998
            and 1999                      1,400,000       $ 0.15        $ 0.15
           Cancelled                     (1,400,000)      $ 0.15        $ 0.15
           Granted during 2000              550,000       $ 0.25        $ 0.25
          ----------------------------------------------------------------------

           Balance, October 31, 2000
            and 2001                        550,000       $ 0.25        $ 0.25
          ----------------------------------------------------------------------

     (d) Stock options outstanding to directors and employees as at October 31, 2001 and 2000 were as follows:

          ======================================================================
                                        Exercise            Number of Shares
           Expiry Date                   Price            2001            2000
          ----------------------------------------------------------------------
           May 8, 2005                  $ 0.25           550,000         550,000
          ======================================================================

WORLD VENTURES INC.
Notes to Financial Statements
Years Ended October 31

================================================================================

14.  CAPITAL STOCK (Continued)

     (e) Share purchase warrants outstanding as at October 31, 2001 and 2000 were as follows:

          ======================================================================
                                                          Number of Shares
           Expiry Date       Exercise Price             2001             2000
          ----------------------------------------------------------------------
           April 5, 2002        $ 0.40                 600,000          600,000
          ======================================================================

15.  RELATED PARTY TRANSACTIONS

     (a)  Services provided by directors or parties related to directors:

          ======================================================================
                                         2001           2000             1999
          ----------------------------------------------------------------------
           Rent                        $12,000        $12,000          $12,000
           Consulting and management         0          2,348           16,600
          ======================================================================

     (b) Accounts receivable includes $3,165 due from a director (2000 - $33,000; 1999 - $3,165).

     (c)  Accounts payable includes $52,000 (2000 - $40,000; 1999 - $33,000) due to an individual related to the President of the Company and $4,900 (2000 - $4,900; 1999 - $4,900) to a Company owned by a director.

     (d) The amount receivable from a related Company is non-interest bearing, due on demand and is receivable from Dydar Resources Inc., a Company controlled by the President of the Company.

16.  INCOME TAX LOSSES

     The Company has operating losses which may be carried forward to apply against future years income for Canadian income tax purposes. These losses expire as follows:

     ===========================================================================
      Available to                                                   Amount
     ---------------------------------------------------------------------------
      2002                                                          $18,000
      2003                                                           14,000
      2004                                                          323,000
      2005                                                          636,000
      2006                                                          165,000
      2007                                                          177,000
      2008                                                          282,000
     ---------------------------------------------------------------------------
                                                                 $1,615,000
     ===========================================================================

     Effective January 1, 2000 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes. Under the new recommendations, the liability method of tax allocation is used, based on difference between financial reporting and tax bases of assets and liabilities. Previously, the deferral method was used, based on differences in the timing of reporting income and expenses in financial statements and tax returns. The new method was applied retroactively without restatement of prior years' figures. There is no effect of the new recommendations on the financial statements of the Company.

WORLD VENTURES INC.
Notes to Financial Statements
Years Ended October 31

================================================================================

16.  INCOME TAX LOSSES (Continued)

     Future income taxes reflect the tax effects of the temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for tax purposes. The components of future income tax assets at December 31, 2001, 2000 and 1999 are as follows:

     ===========================================================================
      Available to                             2001        2000         1999
     ---------------------------------------------------------------------------

      Future income tax assets
       Tax over book value of
        resource properties                 $1,244,704  $1,224,861   $1,224,861
       Tax over book value of fixed assets     587,023     586,567      586,016
       Noncapital loss carryforwards           726,750     610,650      542,250
     ---------------------------------------------------------------------------

                                             2,558,477   2,422,078    2,353,127
      Less:  Valuation allowance            (2,558,477) (2,422,078)  (2,353,127)
     ---------------------------------------------------------------------------

      Net future income tax asset                   $0          $0           $0
     ===========================================================================

     The valuation allowance reflects the Company's estimate that the tax assets likely will not be realized.

17. DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP)

     (a)  US accounting pronouncements

          Earnings per share

          In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, (SFAS 128) "Earnings per Share". The statement is effective for financial statements for periods ending after December 15, 1997, and changes the method in which earnings per share will be determined. The Company's adoption of SFAS 128 for US GAAP purposes results in no difference in net loss per share disclosure.

     (b)  Stock options

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

WORLD VENTURES INC.
Notes to Financial Statements
Years Ended October 31

================================================================================

17. DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

          The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock options granted to employees, and accordingly, compensation expense of $0 (2000 - $0) was recognized as salaries expense. Had compensation expense been determined as provided in SFAS 123 using the Black-Scholes option - pricing model, the pro-forma effect on the Company's net loss and per share amounts would have been as follows:

          ======================================================================
                                                        2001             2000
          ----------------------------------------------------------------------

           Net loss, as reported                     $(287,656)       $(186,709)
           Net loss, proforma                         (287,656)        (225,209)
           Net loss per share, as reported             $ (0.04)         $ (0.03)
           Net loss per share, proforma                $ (0.04)         $ (0.04)
          ======================================================================

          The fair value of each grant is calculated using the following weighted average assumptions:

          ======================================================================
                                                          2001          2000
          ----------------------------------------------------------------------

           Expected life (years)                           N/A           5
           Interest rate                                   N/A           5%
           Volatility                                      N/A           259%
           Dividend yield                                  N/A           0%
          ----------------------------------------------------------------------

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

WORLD VENTURES INC.
Notes to Financial Statements
Years Ended October 31

================================================================================

17. DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

     (d) Reconciliation of total assets, liabilities and shareholders' equity (deficit):

          ======================================================================
                                                            2001         2000
          ----------------------------------------------------------------------

           Total assets for Canadian GAAP                 $890,622     $957,251
           Adjustments to U.S. GAAP                         (1,113)     (12,136)
          ----------------------------------------------------------------------

           Total assets for U.S. GAAP                     $889,509     $945,115
          ======================================================================

           Total liabilities per Canadian GAAP            $951,449     $880,422
           Adjustments to U.S. GAAP                              0            0
          ----------------------------------------------------------------------

           Total liabilities for U.S. GAAP                 951,449      880,422
          ----------------------------------------------------------------------

           Total equity (deficit) for Canadian GAAP        (60,827)      76,829
           Adjustment to U.S. GAAP                          (1,113)     (12,136)
          ----------------------------------------------------------------------

           Total equity (deficit) for U.S. GAAP            (61,940)      64,693
          ----------------------------------------------------------------------

           Total equity (deficit) and liabilities
           for U.S. GAAP                                  $889,509     $945,115
          ======================================================================

     (e) Reconciliation of loss reported in accordance with Canadian GAAP and U.S. GAAP:

          ======================================================================
                                              2001          2000         1999
          ----------------------------------------------------------------------

           Net loss Canadian GAAP          $(287,656)    $(186,709) $(1,127,375)
           Adjustments decreasing
            (increasing) net loss
           Writeoff of exploration
            expenditures                      (1,113)      (12,136)     (28,133)
          ----------------------------------------------------------------------

           Net loss U.S. GAAP               (288,769)     (198,845)  (1,155,508)
           Comprehensive income (loss)
            adjustments                     (523,640)     (522,527)    (510,391)
          ----------------------------------------------------------------------

           Comprehensive loss U.S. GAAP    $(812,409)    $(721,372) $(1,665,899)
          ----------------------------------------------------------------------

           Net loss per common share
            Canadian GAAP  Basic             $ (0.04)      $ (0.03)     $ (0.20)
          ----------------------------------------------------------------------

           U.S. GAAP  Basic                  $ (0.04)      $ (0.03)     $ (0.20)
          ----------------------------------------------------------------------

           Weighted average number of
            shares outstanding             6,935,957     6,024,072    5,675,031
          ======================================================================

WORLD VENTURES INC.
Notes to Financial Statements
Years Ended October 31

================================================================================

18.  SUBSEQUENT EVENT

     On December 1, 2001, the Company forfeited the H.B. Mill property to the Crown of British Columbia for non-payment of property taxes. Although the Company no longer owns the property, the Company may regain ownership by paying all delinquent taxes, penalties, interest, fees and costs incurred by the Province in administering the property. The Company has until November 30, 2002 to redeem the ownership of the property.

ITEM 18.  FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements
     --------------------

See Item 17 for a list of financial statements and schedules incorporated as: pages F-1 to F-16

(b)  Exhibits                             None
     --------

                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing a Forms 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


         WORLD VENTURES INC.


         By:  /s/  Raynerd B. Carson                         April 10, 2002
         --------------------------------------              -------------
                   Raynerd B. Carson, President                  Date