Form 20-F
period 2002-10-31
WORLD VENTURES INC
filed 2003-04-24
CIK 861398

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 20-F

                                  ANNUAL REPORT
     PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended: October 31, 2002

                       Commission File Number: 000 -18343

                              WORLD VENTURES, INC.
                       (formerly Nu-Dawn Resources, Inc.)
                       ----------------------------------
             (Exact Name of Registrant as specified in its charter)

                                 Not Applicable
                       ----------------------------------
                 (Translation of Registrant's name into English)

                          Province of British Columbia
                       ----------------------------------
                 (Jurisdiction of incorporation or organization)

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period of this Registration
Statement: 9,282,154
           =========

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


         WORLD VENTURES INC.


   Raynerd B. Carson (signed)                                   April 21, 2003
   -------------------------                                    --------------
   Raynerd B. Carson, President                                      Date

PART I

ITEM 1.  BUSINESS

(a)      General Development of Business

World Ventures, Inc. (the "Company") (formerly Nu-Dawn Resources, Inc.), effected a name change June 28, 1999.

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

During the year ended October 31, 2001, the Company:

(i) Pursuant to a private placement dated November 13, 2000: 750,00 units were issued at a price of $0.10 per unit. Each unit consists of one common share and one non-transferable share purchase warrant exercisable for a period of two years, granting the holder the right to acquire one additional share at a price of $0.10 per share in the first year and at a price of $0.15 per share in the second year. These warrants were exercised during 2001 as settlement of loan payable.

During the year ended October 31, 2002, the Company:

(i) Issued 1,500,000 shares at a price of $0.10 per share for settlement of $150,000 loan.


The Company relies on its officers and directors to conduct its business affairs.

(b) Industry Segments

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

In the future, the Company contemplates selling the land, and equipment of its H.B. Mill in Salmo, British Columbia or if the opportunity presents itself bringing the H.B. Mill and Concentrator into operation either for its own account or in custom processing of mineral ores for others and in such event, such activities may constitute a separate industry segment.

The Company will continue to maintain some of its mineral holdings with the intent to recruit buyers or joint venture partners for their projects. The Company will continue to pursue mining projects in North and Central America.

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

In 1999, the Company put its mining projects on hold and changed its course of business to include the resort development and real estate business. The Company entered into an agreement to acquire 180 acres in Arizona, USA. No development of the project has occurred, feasibility studies are ongoing. In 2002, the Company cancelled its real estate project. In June 2002, the Company entered into an agreement to explore and develop a mineral property in Mineral County, Nevada, USA.

(d) Plan of Operation

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

Since the Fall of 1999, the Company has concentrated on real estate and resort projects. In 2002, the Company cancelled its real estate project.

Since March 2002, the Company has concentrated on the Mineral County, Nevada Project. Exploration and feasibility work is required to ascertain if the project is viable. The Company's investigations are at the early stage and there is no assurance that permitting or financing for this project will be available.

(i)  Products

Because the Company has been in the development stage in the mining business and is not engaged in the business of extracting minerals from any of its properties or operating its ore processing mill, the Company does not have any principal products. The only revenues received were from spare machinery and parts that the Company owned.

(ii)  Status of Product

There has been no public announcement of, nor has the Company otherwise made public information about, any new product or industry segment of the Company requiring the investment by the Company of a material amount of its total assets, or which is otherwise material to the Company's operations. Should the Company determine to commence operations of its H.B. Mill or the Company's real estate development, as to which there has been no determination, the commencement of such operations would require a large expenditure of funds prior to commencement of operations and the commitment of future operating capital, neither of which are presently available to the Company. The Company has cancelled its real estate projects and has embarked on an exploration program on a mineral property in Nevada.


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


(x) Competition

The mining industry in which the Company is engaged is in general, highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company encounters strong competition in attempting to acquire additional mineral properties and interest in commercially mineable ore reserves in the Salmo, British Columbia area. In general, properties with a higher grade of recoverable mineral and/or which are more readily mineable afford the owners a competitive advantage in that the cost of production is lower. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties. The Company's competitive position in the mining business in general, and in the State of Nevada in particular, is insignificant.

(xi) Research and Development

The Company has not engaged in any material research and development activities during its last three fiscal years except to the extent that it conducted mineral exploration activities.

(xii) Environmental Regulation

       Mining

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

       Real Estate and Resort Development

The Company, like any business involved in land development, may be required to make extensive capital expenditures in the future to protect the environment and to comply with applicable environment regulations in connection with real estate development. However, such capital expenditures or requirements could effect the Company's competitive position in the real estate and resort development business and, conceivably, could limit the Company's availability to enter into some real estate and resort projects. No capital expenditures for environmental control facilities have been made and the Company does not expect to make any such expenditures during the current or coming fiscal year. In 2002, the Company cancelled its real estate project.




(xiii) Employees

During fiscal year ended October 31, 2002, the Company employed one part-time office manager who provided services to the company on a contract basis. Most Company operations will be conducted by the officers on a part time basis or by outside contractors. If the H.B. Mill is placed into operation by the Company, or a real estate/resort project is developed, full-time employees would be expected to be hired.

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

As of March 16, 2003, the Company had not and have no intention to redeem ownership of the property. As a result, H.B. Mill and land was written down to nil, due to complete forfeiture of the property to the Crown.

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


Lapon Canyon, Nevada

The Company entered into a Lease Purchase Agreement dated June 6, 2002 with Mr. Donald B. Potts ("Potts") to acquire the right to explore, develop and mine the property located in Mineral County, Nevada, USA (the "Property"). The initial lease term is five years but can be extended for an additional five years, and for so long thereafter as minerals are mined and produced from the Property. Upon commencing production of valuable minerals from the property, the Company shall pay Potts a royalty on production equal to 4% of net smelter returns.

Pursuant to a Letter Agreement with Potts dated May 2, 2002, the Company has paid to Potts the sum of $US 11,000 which includes the royalty payment due on June 6, 2002. Commencing July 6, 2002, royalty payments are payable as follows:

                           Payment Period                                                           Amount Monthly $ US
                           --------------                                                           -------------------
                  (i)      July 6, 2002 through February 6, 2003                                              $ 1,000
                  (ii)     March 6, 2003 through November 6, 2003                                               1,500
                  (iii)    December 6, 2003 through August 6, 2004                                              2,000
                  (iv)     September 6, 2004 through May 4, 2005                                                2,500
                  (v)      June 6, 2005 through February 6, 2006                                                3,000
                  (vi)     March 6, 2006 through November 6, 2007                                               3,500
                  (vii)    December 6, 2007 through August 6, 2008                                              4,000
                  (viii)   September 6, 2008 through the 6th day of
                           each month thereafter                                                                4,500

Potts granted the Company the exclusive right and option to purchase the Property for $US 1,250,000 or 50% of the unpaid balance at any time during the initial or extended terms of the lease. Upon exercise of this option by the Company, Potts shall transfer the property to the Company with a reserved royalty on production equal to 0.5% of net smelter returns.

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


Title of Class                            Identity of                  Amount and Nature of Beneficial             Percent
                                       Person or Group                            Ownership                      of Class
                                                                                  ( Note 1 )
------------------------- ------------------------------------------ ------------------------------------- ----------------------
Common                    Curitiba S.A.
                          2742, 1 Avenida. Calles 27 & 29
                          San Jose, Costa Rica                                    2,117,688                        22.8%
------------------------- ------------------------------------------ ------------------------------------- ----------------------

Common                    Investors First S.A.                                    3,8066,233                       41.3%
                          c/o Arias, Aleman & Mora
                          Calle 50 Edif Tower 1ER Piso
                          Apartado 8799
                          Panama 5, Panama
------------------------- ------------------------------------------ ------------------------------------- ----------------------

Common                    Officers & Directors Collectively                         34,600                         0.3%
------------------------- ------------------------------------------ ------------------------------------- ----------------------

Note 1: Beneficial owners listed have sole voting and investment power with respect to the shares shown unless otherwise indicated.



ITEM 5.  NATURE OF TRADING MARKET

The common stock of the Company are listed on the OTC Electronic Bulletin Board in New York. The following table sets forth the high and the low sales prices for shares of common stock on the OTC:BB for each quarter of the Company's last two fiscal years. Brokers in the United States can make a market on the NASD electronic bulletin board by submitting a Form 211 with the NASD.


PRICE RANGE                                                            High                                 Low
-----------                                                            ----                                 ----
2002 1st Quarter                                                       0.07                                 0.02
2002 2nd Quarter                                                       0.27                                 0.07
2002 3rd Quarter                                                       0.19                                 0.04
2002 4th Quarter                                                       0.19                                 0.05
2001 1st Quarter                                                       0.15                                 0.05
2001 2nd Quarter                                                       0.04                                 0.05
2001 3rd Quarter                                                       0.20                                 0.04
2001 4th Quarter                                                       0.22                                 0.03

As of October 31, 2002 the Company had approximately 212 registered shareholders on record of its no par value common stock. Based on representations received by the Company from certain record holders, the Company believes that there are in excess of 1,000 non-registered beneficial owners of its common stock bringing the total number of shareholders in excess of 1,200.


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

The rate of exchange between U.S. dollars (U.S.$) and Canadian dollars (Cdn$) for each of the Company's last five fiscal years was as follows:


                                                            2002       2001       2000        1999     1998
                                                            ----       ----       ----        ----     ----
Rate at October 31,2002                                     0.66       0.64       0.64        0.66     0.62

Average Rate for the Calendar  Year                         0.63       0.64       0.62        0.64     0.63
                                                            ----       ----       ----        ----     ----

FOR THE YEAR ENDED OCTOBER 31, 2002:


                                                              2002             2001             2000
                                                           ----------      -----------        ----------
CONSOLIDATED STATEMENT OF OPERATIONS
------------------------------------
Revenue                                                    $      0        $         0        $       0
Costs and Expenses                                         (134,454)          (243,561)        (186,709)
Write Down of Resource Property                                   0            (44,095)               0
Write Down of Capital Assets & Deferred Costs              (509,136)                 0                0
Net (-Loss)                                                (643,590)          (287,656)        (186,709)
Net (Loss) Per Share                                          (0.08)             (0.04)           (0.04)

CONSOLIDATED BALANCE SHEETS
---------------------------

Total Assets                                                425,113             890,622          957,251
Resource Properties                                         419,857             393,281          436,263
Total Liabilities                                         1,039,530             951,449          880,422
Accumulated Deficit                                      (7,319,290)         (6,675,700)      (6,388,044)
Working Capital (-Deficit)                                 (643,590)           (287,656)        (186,709)
Shareholder's Equity                                       (614,417)            (60,827)           76,829
Cash Dividends per Share                                          0                   0                0



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

Liquidity and Capital Resources

The Company's capital, and therefore its liquidity, has always depended upon amounts raised from investors from the sale of stock, either privately or publicly. The Company took over the position, " little cash available" in 1989 and Nor-Quest paid a large portion of the Company's expenses. During 1992 Dydar purchased 1,066,436 shares of common stock for $160,000 and an investor subscribed for 333,333,($50,000) units (private placement one share plus one two year purchase warrant exercisable at $0.15 in first year and $0.20 in second year) which amount will provide some liquidity for 1992. During 1993 Dydar exercised part of its option at $0.20 to provide the Company $156,894. During 1994 the Company issued 1,333,333 shares @ $0.15 per share pursuant to a private placement of 1,000,000 units @ $0.15 per unit. 333,333 shares were issued pursuant to the exercise of warrants @ $0.15 per share. 666,667 warrants remain outstanding and may be exercised @ at rate of $0.15 per share up until April 19, 1995 or @ $0.20 per share up until April 19, 1996. The Company issued 266,667 units as an exploration payment on the Guanacaste property in Costa Rica and the balance for cash. A further 150,000 common shares were issued as a finder's fee in connection with this transaction. As at October 31, 1996, 1,055,334 of the share purchase warrants remain unexercised. During the year ended October 31, 1997, operating capital for the Company was raised by a private placement of 1,000,000 shares at $0.15 per share; issuance of 325,000 flow-through shares at $0.20; exercise of warrants of 303,512 shares at $0.15 per share for cash proceeds; and the issuance of 1,054,610 at $0.20 per share on exercise of warrants for debt settlement of $210,922. During the year ended October 31, 1998, 330,166 warrants were exercised for cash in the amount of $49,524. As of October 31, 1998, 366,333 share purchase warrants remained unexercised. During the year ended October 31, 1999, the Company entered into a private placement agreement in which 1,000,000 units were issued for proceeds of $150,000 . Each unit is comprised of one common share and one share purchase warrant. Each share purchase warrant enables the holder to acquire one additional common share at $0.15 during the first year and at $0.18 during the second year. During the year ended October 31, 2000, a reverse stock split on a 5:1 basis occurred and the number of shares were adjusted to reflect this transaction. On March 1, 2000 an account payable valued at year-end of approximately $95,000, was settled by issuance of 380,000 common shares at a price of $0.25 per share. Pursuant to a private placement agreement 600,000 units were issued at a price of $0.25 per unit for cash $150,000. Each unit consists of one share and one non-transferable share purchase warrant exercisable for a period of two years, granting the holder the right to acquire one additional share at a price of $0.25 per share in the first year and at a price of $0.40 in the second year. Pursuant to a private placement dated November 13, 2000: 750,00 units were issued at a price of $0.10 per unit. Each unit consists of one common share and one non-transferable share purchase warrant exercisable for a period of two years, granting the holder the right to acquire one additional share at a price of $0.10 per share in the first year and at a price of $0.15 per share in the second year. These warrants were exercised during 2001 as settlement of debt. During 2002, the Company issued 1,500,000 shares at a price of $0.10 per share for settlement of $150,000 loan.


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

The name, position with the Company, the age of each director and executive officer, and the period during which each has served are as follows:



Name and Position in the Company                                 Age         Director of Officer Since
------------------------------------------------------------- ----------- -------------------------------
Raynerd B. Carson                                                 69      Director since November 1989
President and Director                                                    President since 1990

Gary Van Norman                                                   64      Director since February 1996
Vice President and Director

Dr. Stewart A. Jackson                                            62      June 1997
Vice-President, Explorations and Director

James Wadsworth                                                   65      Director since August 1992
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

Dr. Stewart A. Jackson Experienced professional with 38 years in the mineral industry. Involved in exploration and development of both base and precious metal deposits in a wide range of environments for both large and small companies. Responsible for the discovery and development of several major mineral discoveries.


James Wadsworth Mill Superintendent in the Company's employ since 1990. He has over thirty years experience in the mineral extraction business. During this time he has worked in many capacities from foreman to manager for a number of mining companies in British Columbia.


One of the officers or directors of the Company are directors of any entities the securities of which are registered under the Securities Exchange Act of 1934 or the Securities Exchange Act of 1933:

Dr. Stewart Jackson         Monument Resources Inc., Director,
                            V.P. Exploration Little Squaw Gold Mining Company,
                            Director, V.P. Exploration

ITEM 11.       COMPENSATION OF DIRECTORS AND OFFICERS

During the fiscal year ended October 31, 2002, there was no compensation to directors and officers of the Company for services because of Canadian allowance standards.

ITEM 12.       OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR  SUBSIDIARIES

The following is a summary of the employee and director stock options outstanding as of October 31, 2002 and a summary of all such Options exercised in 2001 and 2000.

Stock options granted as at October 31, 2002 were as follows:


Directors                                     Number of shares                Price   Expiration Date
-----------------                             ----------------                -----   ---------------
Stewart Jackson                                  250,000                      $0.25      May 8, 2005
Gary Van Norman                                  250,000                      $0.25      May 8, 2005
Employees and/or Consultants
Ferne Nowlan                                      50,000                      $0.25      May 8, 2005

Total outstanding director and employee stock options....................550,000
No stock options exercised by directors or employees during the years 2001 and 2002.



Under applicable regulations of the British Columbia Securities Commission, the Company is not authorized to issue options to directors, employees or affiliates constituting more than 10% of the outstanding common stock. There are no other plans.

The Company pays other incidental compensation to executive officers from time to time, consisting primarily of reimbursement for business related activities on behalf of the Company. However, the aggregate of all such other compensation did not exceed 10% of cash compensation reported for the fiscal year ended October 31, 2002.

No cash compensation is currently being paid to members of the Board of Directors for their services as directors. The Company paid $5,960 to one director for consulting and related services rendered to the Company during the year ended 1998. No cash compensation was paid to directors during the years ended 2000, 2001 and 2002.

ITEM 13.          INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

In September 1989, subject to the approval of the Vancouver Stock Exchange, Raynerd B. Carson and Dydar Resources Ltd. (Dydar), a corporation owned by Raynerd B. Carson and members of his family, agreed to settle certain litigation with Nor-Quest Resources Ltd. (Nor-Quest), then the majority shareholder of the Company. Included in the terms of such settlement was the agreement by Dydar to acquire the 7,200,000 shares of common stock of the Company owned by Nor-Quest. Upon the approval of the transaction by the Vancouver Stock Exchange, Dydar acquired the shares (and subsequently transferred beneficial ownership of 1,000,000 of such shares to an unaffiliated third party). Subsequently, two members of the Board of Directors of the Company resigned and were replaced by Raynerd B. Carson and two other nominees of Dydar.

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

During 1992, Dydar purchased 1,066,667 shares of common stock for $160,000. During 1992 Dydar sold during the fiscal period via private sale or market sales 1,138,667 shares to bring its total to 10,178,487 shares.

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

(b)   Common Stock

The outstanding shares of common stock are fully paid and non-assessable. As of the date of this Statement, 9,282,154 shares of common stock were issued and outstanding.


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


PART III



ITEM 15.          DEFAULTS UPON SENIOR SECURITIES

                           None

ITEM 16.          CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
                  SECURITIES

                           None



PART IV


ITEM 17.  FINANCIAL STATEMENTS


Report to Shareholders..........................................................F1

Balance Sheet as at October 31, 2002........................................... F2

Statements of Loss and Deficit .................................................F3
for the period from November 01, 2001 to October 31, 2002

Statement of Changes in Financial Position..................................... F4
for the period from November 01, 2001 to October 31, 2002

Schedule of Changes in Resource Properties                                      F8

Notes to Financial Statements.................................................. F5 - F17



ITEM 18.           FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

See Item 17 for a list of financial statements and schedules incorporated as: pages F-1 to F-17

(b)      Exhibits

         None

Pannell Kerr Forster


         WORLD VENTURES INC.
         Financial Statements
         October 31, 2002 and 2001


         INDEX                                                                                    Page
         ------                                                                                   ----

         Independent Auditors' Report to the Shareholders                                            1

         Financial Statements

         Balance Sheets                                                                              2

         Statements of Loss and Deficit                                                              3

         Statements of Cash Flows                                                                    4

         Notes to Financial Statements                                                              5-17


                                                                             F1

Pannell Kerr Forster


                          INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF WORLD VENTURES INC.

We have audited the balance sheets of World Ventures Inc. as at October 31, 2002 and 2001 and the statements of loss and deficit and cash flows for the three years in the period ended October 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of World Ventures Inc. as at October 31, 2002 and 2001 and the results of its operations and its cash flows for the three years in the period ended October 31, 2002 in accordance with Canadian generally accepted accounting principles. Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States of America and are discussed in note 15 to the financial statements.

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (as included following the opinion paragraph) when the financial statements are affected by the Company's ability to continue as a going concern. Our report to the shareholders dated March 16, 2003 is also expressed in accordance with Canadian reporting standards which do not permit a reference to such an uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.

"Pannell Kerr Forster"
Chartered Accountants
--------------------
Vancouver, Canada
March 16, 2003

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

"Pannell Kerr Forster"
Chartered Accountants
--------------------
Vancouver, Canada
March 16, 2003



                                                                             F2

WORLD VENTURES INC.
Balance Sheets (note 2)
October 31


                                                                                             2002                   2001
                                                                                          ----------             ----------
Assets (notes 4 and 10)
Current
  Cash                                                                                      $800                   $7,976
  Accounts receivable                                                                      1,078                    4,579
Total Current Assets                                                                       1,878                   12,555
Fixed (notes 6, 7 and 10)                                                                  3,378                  484,786
Resource Properties (notes 6 and 8)                                                      419,857                  393,281
Total Assets                                                                            $425,113                 $890,622
Liabilities
Current
  Accounts payable (note 9)                                                             $353,599                 $250,027
  Loan payable to Premanco Industries Ltd. (note 10)                                     635,931                  599,732
  Current portion of obligation under capital lease                                            0                    2,014
Total Current Liabilities                                                                989,530                  851,773
Obligation Under Capital Lease                                                                 0
Long-Term Debt (note 11)                                                                  50,000                   50,000
Due to Shareholder                                                                             0                   49,640
Total Liabilities                                                                      1,039,530                  951,449
Capital Stock and Deficit
Capital Stock (note 12)                                                                6,704,873                6,614,873
Deficit                                                                              (7,319,290)              (6,675,700)
Total Shareholders' Deficit                                                            (614,417)                 (60,827)
Total Liabilities and Shareholders' Equity                                              $425,113                 $890,622
                                                                                   -------------            -------------

Approved on behalf of the Board:


"Raynerd B. Carson" (signed) Director



"Gary Van Norman" (signed) Director

                                                                            F3
WORLD VENTURES INC.
Statements of Loss and Deficit
Years Ended October 31

                                                                        2002                   2001                   2000
                                                                        ----                   ----                   ----
Expenses
  Interest and bank charges                                             $60,231                $73,109                $81,947
  Professional fees                                                      29,017                 30,578                 12,630
  Rent                                                                   12,000                 12,000                 12,000
  Accounting and administration                                          11,500                 16,854                 18,724
  Travel and promotion                                                    7,915                 10,790                 14,589
  Transfer agent, filing fees and printing                                6,035                  6,947                  9,082
  Telephone and fax                                                       3,020                  4,941                  4,774
  Corporation capital tax                                                 2,530                      0                  1,030
  Office and sundry                                                       1,101                 11,391                 18,598
  Consulting and management fees                                            204                 75,000                  2,348
  Vehicle and fuel                                                           56                    937                  1,766
  Mineral and property tax                                                    0                      0                  7,995
  Depreciation                                                              845                  1,014                  1,226
Loss Before Other Items                                               (134,454)              (243,561)              (186,709)
Other Items
  Write-down of other assets (note 13(d))                              (28,573)                      0                      0
  Write-down of fixed assets (note 7)                                 (480,563)                      0                      0
  Write-down of resource properties (note 8)                                  0               (44,095)                      0
                                                                      (509,136)               (44,095)                      0
Net Loss for Year                                                     (643,590)              (287,656)              (186,709)
Deficit, Beginning of Year                                          (6,675,700)            (6,388,044)            (6,201,335)
Deficit, End of Year                                               $(7,319,290)           $(6,675,700)           $(6,388,044)
Basic Loss Per Share                                                   $ (0.08)               $ (0.04)               $ (0.03)
Weighted Average Number of
  Shares Outstanding                                                  7,722,889              6,935,957              6,024,072


                                                                           F4
WORLD VENTURES INC.
Statements of Cash Flows
Years Ended October 31

                                                                          2002                  2001                  2000
                                                                          ----                  ----                  ----
Operating Activities
  Net loss                                                             $(643,590)            $(287,656)             $(186,709)
  Items not involving cash
    Consulting expense                                                          0                75,000                      0
    Accrued interest on loan payable                                       33,669                54,956                 64,212
    Write-down of resource properties                                           0                44,095                      0
    Write-down of fixed assets                                            480,563                     0                      0
    Write-down of other assets                                             28,573                     0                      0
    Depreciation                                                              845                 1,014                  1,226
Operating Cash Flow (Deficit)                                            (99,940)             (112,591)              (121,271)
Changes in Non-Cash Working Capital
  Accounts receivable                                                       1,001                 (353)                    147
  Accounts payable                                                        193,572               118,022               (12,836)
Total Changes in Non-Cash Working Capital                                 194,573               117,669               (12,689)
Cash Provided by (Used in) Operating Activities                            94,633                 5,078              (133,960)
Investing Activities
  Additions to fixed assets and deferred costs                                  0                 (334)                      0
  Expenditures relating to resource
    properties, net of recoveries                                        (26,576)               (1,113)               (12,136)
Cash Used in Investing Activities                                        (26,576)               (1,447)               (12,136)
Financing Activities
  Repayments to shareholder                                              (49,640)                     0                      0
  Advances to related parties                                            (26,073)               (1,173)                (3,155)
  Repayment of lease obligation                                           (2,050)               (1,591)                (1,229)
  Capital stock issued                                                          0                     0                150,000
  Proceeds from loan                                                        2,530                     0                      0
Cash Provided by (Used in) Financing Activities                          (75,233)               (2,764)                145,616
Inflow (Outflow) of Cash                                                  (7,176)                   867                  (480)
Cash, Beginning of Year                                                     7,976                 7,109                  7,589
Cash, End of Year                                                            $800                $7,976                 $7,109
Supplemental Cash Flow Information
  Interest Paid During Year                                                  $264                  $716                 $1,077

Supplemental Information for Investing and Financing Activities
  Shares issued as settlement of debt                                    $150,000              $150,000                     $0

                                                                            F5
WORLD VENTURES INC.
Notes to Financial Statements
Years Ended October 31



1.       OPERATIONS

         The Company was incorporated under the laws of the province of British Columbia and its principal business activities include exploration of natural resource properties.

2.       GOING CONCERN

         These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business.

         During 2002, the Company incurred a net loss of $643,590 (2001 - $287,656; 2000 - $186,709) (accumulated losses from inception of the Company total $7,319,290) and at October 31, 2002 had a working capital deficiency (an excess of current liabilities over current assets) of $987,652. The Company's ability to continue as a going concern is in substantial doubt and is dependent upon its ability to secure additional financing on a timely basis, receive co-operation from its creditors and achieve sufficient cash flows to cover obligations and expenses. The outcome of these matters cannot be predicted at this time. These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities which might be necessary should the Company be unable to continue its operations as a going concern.

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

4.       CHARGE ON ASSETS

         A charge has been placed over all the assets of the Company as security for unpaid corporation capital tax amounting to approximately $69,000, including interest at October 31, 2002.

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

                                                                            F6
WORLD VENTURES INC.
Notes to Financial Statements
Years Ended October 31



5. SIGNIFICANT ACCOUNTING POLICIES (Continued)

         (b)      Fixed assets

                  H.B. Mill and land are recorded at original cost less writedowns to a net amount of $0 (2001 - $480,563) based on management's best estimate of the net recoverable amount, which reflects the value of the first charge against the property (notes 7 and 10). Direct net expenditures incurred on the H.B. Mill are deferred in the accounts. No depreciation has been charged on H.B. Mill as the asset is not in production.

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

         (d)      Financial instruments

                  (i)      Fair value

                           The carrying value of cash, accounts receivable, accounts payable and loan payable to Premanco Industries Ltd. approximate their fair value because of the short maturity of these financial instruments.

                           It is not practicable to determine the fair value of the long-term debt as long-term debt is non-interest bearing.

                  (ii)     Interest risk

                           The Company is exposed to interest risk to the extent of fluctuations in prime rate.

                  (iii)    Credit risk

                           The Company is exposed to credit risk that arises from the possibility that the debtors may experience financial difficulty and be unable to fulfil their obligations.

                  (iv)     Translation risk

                           The Company is exposed to foreign currency fluctuations to the extent expenditures incurred by the Company are not denominated in Canadian dollars.

WORLD VENTURES INC.                                                          F7
Notes to Financial Statements
Years Ended October 31



5. SIGNIFICANT ACCOUNTING POLICIES (Continued)

         (e)      Net loss per share

                  Net loss per share computations are based on the weighted average number of common shares outstanding during the year. Common share equivalents consisting of stock options are not considered in the computation because their effect would be anti-dilutive.

         (f)      Foreign currency transactions

                  Foreign currency transactions are translated into Canadian dollars at the rate of exchange on the transaction date. Gains and losses arising from translation of foreign currency are included in net loss together with different expenses.

         (g)      Income taxes

                  Income taxes are provided, at current rates, for all items included in the statement of loss and deficit regardless of the period in which such items are reported for income tax purposes. The principal items which results in temporary differences between financial and tax reporting purposes are depreciation and non-capital loss carry-forwards. Future income taxes are adjusted for current changes in the income tax rate.

6.       REALIZATION OF ASSETS

         The investment in and expenditures on resource properties comprise substantially all of the Company's assets. Recovery of the carrying value of the investment in these assets is dependent upon the existence of economically recoverable reserves, establishing legal ownership of the resource properties, the ability of the Company to obtain necessary financing to complete the exploration and development, the attainment of future profitable production or the disposition of these assets for proceeds in excess of their carrying values.

7.       FIXED ASSETS

                                                                                                   2002
                                                                                                Accumulated
                                                                               Cost             Depreciation             Net
                                                                            --------            --------              -------
         H.B. Mill and land (note 10)                                            $0                  $0                   $0
         Automobiles                                                         17,219              16,259                  960
         Machinery                                                            5,671               3,493                2,178
         Equipment                                                              334                  94                  240
                                                                            --------            -------               ------
                                                                            $23,224             $19,846               $3,378

WORLD VENTURES INC.                                                         F8
Notes to Financial Statements
Years Ended October 31



7.       FIXED ASSETS (Continued)

                                                                                                 2001
                                                                                              Accumulated
                                                                             Cost             Depreciation             Net
                                                                             ----             ------------          --------
         H.B. Mill and land (note 10)                                      $480,563                  $0             $480,563
         Automobiles                                                         17,219              16,019                1,200
         Machinery                                                            5,671               2,949                2,722
         Equipment                                                              334                  33                  301
                                                                            --------            -------               ------
                                                                           $503,787             $19,001             $484,786

         Included in machinery is a leased asset with a net book value of $2,178 (2001 - $2,722).

         On December 1, 2001, the Company forfeited the H.B. Mill property to the Crown of British Columbia for non-payment of property taxes. Although the Company no longer owns the property, the Company may regain ownership by paying all delinquent taxes, penalties, interest, fees and costs incurred by the Province in administering the property. The Company has until November 30, 2002 to redeem the ownership of the property. As of March 16, 2003, the Company had not and have no intention to redeem ownership of the property. As a result, H.B. Mill and land was written down to nil due to complete forfeiture of the property to the Crown.

8.       RESOURCE PROPERTIES

                                                 Guanacaste         Pan-Oro        Gladiator           Lapon        Totals
                                                 ----------        ---------       ---------           -----       ---------
         Balance, October 31, 2000                $392,167          $39,070          $5,026              $0         $436,263
         Legal and management                          988                0               0               0              988
         Travel                                        125                0               0               0              125
         Write down of
          resource properties                            0         (39,069)         (5,026)               0         (44,095)
                                                     1,113         (39,069)         (5,026)               0         (42,982)
         Balance, October 31, 2001                 393,280                1               0               0          393,281
         Legal                                           0                0               0           1,047            1,047
         Lease and supplies                              0                0               0          24,483           24,483
         Geological                                      0                0               0           1,046            1,046
                                                         0                0               0          26,576           26,576
         Balance, October 31, 2002                $393,280               $1              $0         $26,576         $419,857


                                                                           F9
WORLD VENTURES INC.
Notes to Financial Statements
Years Ended October 31



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

         (b)      Lapon Canyon, Nevada

                  The Company entered into a Lease Purchase Agreement dated June 6, 2002 with Mr. Donald B. Potts ("Potts") to acquire the right to explore, develop and mine the property located in Mineral County, Nevada, USA (the "Property"). The initial lease term is five years but can be extended for an additional five years, and for so long thereafter as minerals are mined and produced from the Property. Upon commencing production of valuable minerals from the property, the Company shall pay Potts a royalty on production equal to 4% of net smelter returns.

                  Pursuant to a Letter Agreement with Potts dated May 2, 2002, the Company has paid to Potts the sum of $US 11,000 which includes the royalty payment due on June 6, 2002. Commencing July 6, 2002, royalty payments are payable as follows:

                           Payment Period                                                             Amount of Monthly
                           --------------                                                                    $ US
                                                                                                      ------------------
                  (i)      July 6, 2002 through February 6, 2003                                              $ 1,000
                  (ii)     March 6, 2003 through November 6, 2003                                               1,500
                  (iii)    December 6, 2003 through August 6, 2004                                              2,000
                  (iv)     September 6, 2004 through May 4, 2005                                                2,500
                  (v)      June 6, 2005 through February 6, 2006                                                3,000
                  (vi)     March 6, 2006 through November 6, 2007                                               3,500
                  (vii)    December 6, 2007 through August 6, 2008                                              4,000
                  (viii)   September 6, 2008 through the 6th day of
                           each month thereafter                                                                4,500

                  Potts granted the Company the exclusive right and option to purchase the Property for $US 1,250,000 or 50% of the unpaid balance at any time during the initial or extended terms of the lease. Upon exercise of this option by the Company, Potts shall transfer the property to the Company with a reserved royalty on production equal to 0.5% of net smelter returns.

                                                                           F10
WORLD VENTURES INC.




         Notes to Financial Statements
         Years Ended October 31



         8.       RESOURCE PROPERTIES (Continued)

                  (c)      Pan-Oro, Panama

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

                  (d)      Gladiator, Arizona


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

                  (e)      Triton, Ontario

                           The Company has a 50% interest in certain mineral claims located in MacMurchy Township of the Lardev Lake Mining Division, Ontario. A third party has agreed to maintain the good standing of the mineral claims. During 1997, the Company wrote off the cost of its interest in this property.

WORLD VENTURES INC.                                                      F11
Notes to Financial Statements
Years Ended October 31



9.       ACCOUNTS PAYABLE

                                                                                             2002                  2001
                                                                                             ----                  ----
         Trade payables                                                                      $271,896              $124,104
         Capital taxes payable                                                                 68,703                63,923
         Rent due to related parties                                                            3,000                52,000
         Accrued liabilities                                                                   10,000                10,000
                                                                                             $353,599              $250,027

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

         The lawsuit was settled during 1998. The Company is liable for unjust enrichment of $450,000. Premanco has accepted as settlement a promissory note for $450,000, secured by a mortgage on the H.B. Mill property (note 7) and a security agreement over all equipment and chattels at the H.B. Mill Program, with interest at prime plus 2%, due October 31, 2000. The loan is now in default as the balance has not been paid pursuant to the terms of the settlement. Interest has been accrued on the loan up to October 31, 2002.

         Premanco shall have no right to enforce any judgement obtained against the Company under this promissory note against any assets or properties of the Company other than those specified in the settlement agreement made between Premanco and the Company. It is management's opinion that the Company no longer owes money to Premanco.

11.      LONG-TERM DEBT

         This amount is unsecured, non-interest bearing and is to be repaid at a rate of 10% of the net profits of the H.B. Mill, if and when it goes into production (note 10).

WORLD VENTURES INC.                                                        F12
Notes to Financial Statements
Years Ended October 31



12.      CAPITAL STOCK

         (a)      Authorized
                   50,000,000    Common shares without par value
         (b)      Issued

                                                                                          Number
                                                                                          of Shares                Amount
                                                                                          ---------              ----------
                  Balance, October 31, 2000                                               6,282,154              $6,464,873
                  Issued as settlement of debt                                              750,000                  75,000
                  Exercised warrants as settlement of debt                                  750,000                  75,000
                  Balance, October 31, 2001                                               7,782,154               6,614,873
                  Issued as settlement of debt                                            1,500,000                 150,000
                  Shares to be redeemed (note 12(f))                                      (300,000)                (60,000)
                  Balance, October 31, 2002                                               8,982,154              $6,704,873

                  During 2001, the Company issued 750,000 units at a price of $0.10 per unit as settlement of debt to a related party. Each unit consists of one common share and one non-transferable share purchase warrant exercisable for a period of two years, granting the holder the right to acquire one additional share at a price of $0.10 per share in the first year and at a price of $0.15 per share in the second year. These warrants were exercised during 2001 as settlement of debt.

                  During 2002, the Company issued 1,500,000 shares at a price of $0.10 per share to settle $150,000 of debt to a related party.

         (c) The following table summarizes the Company's stock option activity for the years ended October 31, 2002, 2001 and 2000:

                                                                                                                  Weighted
                                                                                                   Exercise       Average
                                                                                      Number       Price          Exercise
                                                                                     of Shares     Per Share      Price
                                                                                   ------------    ---------      --------
                  Balance, October 31, 1999                                           1,400,000     $ 0.15         $ 0.15
                  Cancelled                                                          (1,400,000)    $ 0.15         $ 0.15
                  Granted during 2000                                                   550,000     $ 0.25         $ 0.25

                  Balance, October 31, 2000,
                    2001 and 2002                                                       550,000     $ 0.25         $ 0.25

WORLD VENTURES INC.                                                        F13
Notes to Financial Statements
Years Ended October 31



12.      CAPITAL STOCK (Continued)

          (d) Stock options outstanding to directors and employees as at October 31, 2002 and 2001 were as follows:

                                                                             Exercise              Number of Shares
                  Expiry Date                                                  Price            2002              2001
                  -----------                                                ---------          ----              ----
                  May 8, 2005                                                 $ 0.25           550,000           550,000


         (e) Share purchase warrants outstanding as at October 31, 2002 and 2001 were as follows:

                                                                              Exercise             Number of Shares
                  Expiry Date                                                 Price             2002              2001
                  -----------                                                ---------          ----              ----
                  April 5, 2002                                              $ 0.40               0              600,000

         (f) Pursuant to a court judgement dated November 8, 2002, the Company is required to redeem 300,000 shares at a price of $0.20 per share from a creditor. Interest is to be charged at 4% per annum. As of March 16, 2003, the 300,000 shares have not been redeemed.

13.      RELATED PARTY TRANSACTIONS

         (a) Services provided by directors or parties related to directors:

                                                                        2002                 2001               2000
                                                                        ----                 ----               ----
                  Rent                                                $12,000             $12,000            $12,000
                  Consulting and management                                 0                   0              2,348

         (b)      Accounts receivable includes $665 due from a director (2001
                  - $3,165; 2000 - $33,000).

         (c)      Accounts payable includes $3,000 (2001 - $5,200; 2000 -
                  $40,000) due to an individual related to the President of the Company and $4,900 (2001 - $4,900) to a Company owned by a director.

         (d) Write-down of other assets includes $26,073 due from a company controlled by the president of the Company.

          (e) Accounts payable includes $41,935 (2001 - $943) due to a shareholder.

WORLD VENTURES INC.                                                        F14
Notes to Financial Statements
Years Ended October 31



14.      INCOME TAX LOSSES

         The Company has operating losses which may be carried forward to apply against future years income for Canadian income tax purposes. These losses expire as follows:

         Available to                               Amount
         ------------                               ------
         2003                                       $14,000
         2004                                       323,000
         2005                                       636,000
         2006                                       165,000
         2007                                       177,000
         2008                                       282,000
         2009                                     1,885,000
                                                 $3,482,000

         Effective January 1, 2000 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes. Under the new recommendations, the liability method of tax allocation is used, based on the difference between financial reporting and the tax bases of assets and liabilities. Previously, the deferral method was used, based on differences in the timing of reporting income and expenses in financial statements and tax returns. The new method was applied retroactively without restatement of prior years' figures.

         There is no effect of the new recommendations on the financial statements of the Company.

         Future income taxes reflect the tax effects of the temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for tax purposes. The components of future income tax assets at December 31, 2002, 2001 and 2000 are as follows:

         Available to                                          2002                   2001                    2000
         ------------                                          ----                   ----                    ----
         Future income tax assets
           Tax over book value of
             resource properties                             $1,095,893             $1,244,704              $1,224,861
           Tax over book value of
             fixed assets                                        11,747                587,023                 586,567
           Non-capital loss carry-forwards                    1,379,463                726,750                 610,650
                                                              2,487,103              2,558,477               2,422,078
         Less:  Valuation allowance                          (2,487,103)            (2,558,477)             (2,422,078)
         Net future income tax asset                                 $0                     $0                      $0

     The valuation allowance reflects the Company's estimate that the tax assets likely will not be realized.

WORLD VENTURES INC.                                                        F15
Notes to Financial Statements
Years Ended October 31



15. DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP)

         (a) US accounting pronouncements

                  (i) In October 2001, the FASB issued Statement of Financial Accounting Standards FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." FAS 144 addresses significant issues relating to the implementation of FAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and develops a single accounting model, based on the framework established in FAS 121 for long-lived assets to be disposed of by sale, whether such assets are or are not deemed to be a business. FAS 144 also modifies the accounting and disclosure rules for discounted operations. The standard was adopted on January 1, 2002, and did not have any impact on the financial statements.

                (ii) SFAS 130 "Reporting Comprehensive Income" became effective in 1999, expand or modify disclosures, and accordingly, have no effect on the Corporation's financial position, results of operations or cash flows. Under US GAAP, the Company would have reported comprehensive loss of $1,220,382, $812,409 and $721,372 for 2002, 2001 and 2000.

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

                  The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock options granted to employees, and accordingly, compensation expense of $0 (2001 - $0; 2000 - $0) was recognized as salaries expense. Had compensation expense been determined as provided in SFAS 123 using the Black-Scholes option - pricing model, the pro-forma effect on the Company's net loss and per share amounts would have been as follows:

                                                                                      2002                        2001
                                                                                      ----                        ----
                  Net loss, as reported                                             $(643,590)                  $(287,656)
                  Net loss, pro-forma                                                (643,590)                   (287,656)
                  Net loss per share, as reported                                     $ (0.08)                    $ (0.04)
                  Net loss per share, pro-forma                                       $ (0.08)                    $ (0.04)

     The fair value of each grant is calculated using the following weighted average assumptions:

                                                                                                  2002           2001
                                                                                                 -----           -----
                  Expected life (years)                                                             3              4
                  Interest rate                                                                     3%             3%
                  Volatility                                                                   259.02%        259.02%
                  Dividend yield                                                                    0              0


WORLD VENTURES INC.                                                        F16
Notes to Financial Statements
Years Ended October 31



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

         (d) Reconciliation of total assets, liabilities and shareholders' equity (deficit):

                                                                                         2002                    2001
                                                                                         ----                    ----
                  Total assets for Canadian GAAP                                       $425,113                $890,622
                  Adjustments to U.S. GAAP                                            (419,857)               (393,281)
                  Total assets for U.S. GAAP                                             $5,256                $497,341
                  Total liabilities per Canadian GAAP                                $1,039,530                $951,449
                  Adjustments to U.S. GAAP                                                    0                       0
                  Total liabilities for U.S. GAAP                                     1,039,530                 951,449
                  Total equity (deficit) for Canadian GAAP                            (614,417)                (60,827)
                  Adjustment to U.S. GAAP                                             (419,857)               (393,281)
                  Total equity (deficit) for U.S. GAAP                              (1,034,274)               (454,108)
                  Total equity (deficit) and liabilities
                    for U.S. GAAP                                                        $5,256                $497,341


WORLD VENTURES INC.                                                        F17
Notes to Financial Statements
Years Ended October 31



15. DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP)
         (Continued)

         (e) Reconciliation of loss reported in accordance with Canadian GAAP and U.S. GAAP:

                                                                   2002                   2001                   2000
                                                                   ----                   ----                   ----
                  Net loss
                    Canadian GAAP                                $(643,590)             $(287,656)             $(186,709)
                  Adjustments to  net loss
                    Write-off of exploration
                      expenditures                                 (26,576)                (1,113)               (12,136)
                  Net loss U.S. GAAP                             $(670,166)             $(288,769)             $(198,845)
                  Net loss per common share
                    Canadian GAAP - Basic                          $ (0.08)               $ (0.04)               $ (0.03)
                  U.S. GAAP - Basic                                $ (0.09)               $ (0.04)               $ (0.03)
                  Weighted average number of share
                    of shares outstanding                         7,722,889              6,935,957              6,024,072

                  Weighted average number of shares does not include the 300,000 shares to be redeemed per court judgement (note 12(f)).