Form 20-F/A
period 2002-10-31
WORLD VENTURES INC
filed 2003-05-19
CIK 861398

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 20-F/A

                    ANNUAL REPORT - AMENDMENT
PURSUANT TO SECTION 13 OR 15 (d) OF THE  SECURITIES EXCHANGE ACT OF 1934

          FOR THE FISCAL YEAR ENDED:  OCTOBER 31, 2002

              Commission File Number:   000 -18343

                       WORLD VENTURES, INC.
               -------------------------------------
                (formerly Nu-Dawn Resources, Inc.)
     (Exact Name of Registrant as specified in its charter)

                          Not Applicable
                 --------------------------------
         (Translation of Registrant's name into English)

                   Province of British Columbia
               -------------------------------------
         (Jurisdiction of incorporation or organization)

         102 Piper Crescent, Nanaimo, BC, Canada V9T 3G3
      ------------------------------------------------------
            (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b)of the Act.
                              None
                              ----

Securities registered or to be registered pursuant to Section 12(g)of the Act.
                    No Par Value Common Stock
                    -------------------------
                        (Title of Class)

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
                                        =========

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                           Yes [X]     No [ ]

    Indicate by check mark which financial statement item the
                registrant has elected to follow.

                      Item 17 [X]     Item 18 [ ]







PAGE-1-



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




PAGE-2-




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




PAGE-3-



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

During the year ended October 31, 1995  the Company:
----------------------------------------------------

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




PAGE-4-




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




PAGE-5-




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




PAGE-6-




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





PAGE-7-




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




PAGE-8-




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




PAGE-9-




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





PAGE-10-




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





PAGE-11-




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




PAGE-12-




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





PAGE-13-




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




PAGE-14-




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




PAGE-15-




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




PAGE-16-




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




PAGE-17-




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




PAGE-18-




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






PAGE-19-





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




PAGE-20-




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




PAGE-21-




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




PAGE-22-




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




PAGE-23-




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




PAGE-24-




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




PAGE-25-





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


PART II

ITEM 18.  FINANCIAL STATEMENTS AND EXHIBITS


(b)            Exhibits

     99.1 Certificate of Principal Executive Officer

     99.2      Certificate of Principal Financial Officer


PART III

ITEM 15.          DEFAULTS UPON SENIOR SECURITIES

                           None

ITEM 16.          CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
                  SECURITIES

                           None

PART IV

ITEM 17.  FINANCIAL STATEMENTS




PAGE-26-





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




PAGE-27-




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







PAGE-28-




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




PAGE-1-






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





PAGE-2-




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




PAGE-3-





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






PAGE-4-





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




PAGE-5-




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




PAGE-6-




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




PAGE-7-





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





PAGE-8-




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





PAGE-9-




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






PAGE-10-





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





PAGE-11-




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





PAGE-12-




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





PAGE-13-





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






PAGE-14-





WORLD VENTURES INC.                                                        F15
Notes to Financial Statements
Years Ended October 31



15.DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP)

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





PAGE-15-





WORLD VENTURES INC.                                                        F16
Notes to Financial Statements
Years Ended October 31



15.DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP)
         (Continued)

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




PAGE-16-




WORLD VENTURES INC.                                                        F17
Notes to Financial Statements
Years Ended October 31



15.DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP)
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






PAGE-17- (PAGE-44-)





                         SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing a Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                    WORLD VENTURES INC.

                    By:  /s/ Raynerd B. Carson
                         ---------------------
                         Raynerd B. Carson
                         President (Chief Executive Officer)

                    By:  /s/ Stewart A. Jackson
                         -----------------------
                         Stewart A. Jackson
                         Vice President (Chief Financial Officer)


     Date:     May 5, 2003




























PAGE-45-






                         CERTIFICATIONS

I, Raynerd B. Carson, certify that:

1.  I  have  reviewed this annual report on Form  20-F  of  World
Ventures Inc. ("Registrant")

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, no misleading with respect tot the period covered by this annual report:

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4.   The  Registrant's  other  certifying  officer  and   I   are
responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-
14) for the Registrant and we have;

a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.   The  Registrant's  other  certifying  officer  and  I   have
disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors and material weaknesses in internal controls; and

b)  any  fraud, whether or not material, that involves management
or   other  employees  who  have  a  significant  role   in   the
Registrant's internal controls; and

6. The Registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  May 5, 2003
                     /s/  Raynerd B. Carson
                     ------------------------
                     Raynerd B. Carson
                     President (Chief Executive Officer)


PAGE-46-



I, Stewart A. Jackson, certify that:

1.  I  have  reviewed this annual report on Form  20-F  of  World
Ventures Inc. ("Registrant")

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, no misleading with respect tot the period covered by this annual report:

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4.   The  Registrant's  other  certifying  officer  and   I   are
responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-
14) for the Registrant and we have;

a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.   The  Registrant's  other  certifying  officer  and  I   have
disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors and material weaknesses in internal controls; and

b)  any  fraud, whether or not material, that involves management
or   other  employees  who  have  a  significant  role   in   the
Registrant's internal controls; and

6. The Registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  May 5, 2003
               /s/  Stewart A. Jackson
               -----------------------
               Stewart A. Jackson
               Vice President (Chief Financial Officer)



PAGE-47-





Exhibits

99.1 Certificate  of Principal Executive Officer pursuant  to  18
     U.S.C.1350 (Section 906 of the Sarbanes-Oxley Act of 2002)

99.2       Certificate of Principal Financial Officer pursuant to
     18  U.S.C.  1350 (Section 906 of the Sarbanes-Oxley  Act  of
     2002)

























































PAGE-48-