Form 20-F
period 2003-10-31
WORLD VENTURES INC
filed 2004-04-22
CIK 861398

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                            FORM 20-F

                          ANNUAL REPORT
 PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

          FOR THE FISCAL YEAR ENDED:  OCTOBER 31, 2003

              Commission File Number:  000 - 18343

                       WORLD VENTURES INC.
                (formerly Nu-Dawn Resources, Inc.)
               ------------------------------------
     (Exact Name of Registrant as specified in its charter)

                          Not Applicable
                         ----------------
         (Translation of Registrant's name into English)

                   Province of British Columbia
                  ------------------------------
         (Jurisdiction of incorporation or organization)

         102 Piper Crescent, Nanaimo, BC, Canada V9T 3G3
        -------------------------------------------------
            (Address of principal executive offices)

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

                               None
                               ----
                        (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period
of this Registration Statement:    10,482,154

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


     WORLD VENTURES INC.


     Raynerd B. Carson (signed)
     ----------------------------          April 16th, 2003
     Raynerd B. Carson, President          ----------------
                                           Date

PART I

ITEM 1.   BUSINESS


(a)       General Development of Business

World  Ventures Inc. (the "Company") (formerly Nu-Dawn Resources,
Inc.) effected a name change June 28th, 1999.

World  Ventures  Inc.  (formerly  Nu-Dawn  Resources,  Inc.)  was incorporated on October 3rd, 1980 by registration of its Memorandum and Articles under the Company Act of the Province of British Columbia. Since its formation, the Company has been engaged in the acquisition and exploration of mineral properties. In 1999, the Company changed its direction of business to pursue real estate and land development. In 2001, the Company ceased its pursuit of real estate and land development and resumed its historical business of acquisition and exploration of mineral properties.

In 1986, the Company completed the sale of 600,000 shares of common stock at $0.50 per share in a public offering in Canada. In subsequent years, the Company raised additional capital for the primary purpose of exploring certain mineral properties through the private placement of common stock in Canada.

By agreement dated November 21st, 1986, the Company completed a private placement of 248,000 "flow-through" common shares at a price of $0.3226 per share to 14 private investors, together with warrants to purchase up to 248,000 additional shares at $0.40 per share during the ensuing 12 months. The Company paid no commissions. Subsequently, warrants for the purchase of an additional 105,614 shares were exercised by certain of the investors for total proceeds to the Company of $42,245.

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

In 1988, the Company entered into an agreement to acquire an ore concentrating and milling facility and small parcel of land located within a few miles of the Company's two principal mining prospects in British Columbia near the town of Salmo. The acquisition was completed in 1989 and as consideration for the acquisition of the milling facility (referred to hereafter as the "H.B. Mill"); the Company issued 7,200,000 shares of its common stock to Nor-Quest Resources Ltd. ("Nor-Quest"), a publicly owned British Columbia corporation.

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

Subsequent to the private sale of the Company's stock by Nor-Quest, as described above, the purchaser of those shares, Dydar Resources Ltd. ("Dydar"), a British Columbia corporation owned by Raynerd B. Carson. Raynerd B. Carson became a director of the Company in November, 1989, made a private acquisition from the Company of 2,000,000 shares of the Company's common stock and a stock purchase warrant entitling Dydar to purchase an additional 2,000,000 shares of common stock at $0.20 per share for a total purchase price of $300,000.

The shares and any shares acquired from exercise of the warrant are subject to a 12-month restriction from transfer expiring November 20, 1990. Dydar exercised its stock purchase warrant to purchase an additional 2,000,000 shares of common stock for $400,000 on October 30, 1990. In connection with the acquisition of the Company shares from Nor-Quest and the private purchase from the Company, three persons designated by Dydar were added to the Board of Directors of the Company and two former directors resigned.

During the year ended October 31, 1991, the Company:

(i) Issued 476,388 shares, to a company controlled by a director and officer, for consideration of $160,781 pursuant to a private placement. The consideration consisted of cash of $30,000 and the assumption of accounts payable of $130,781 by the investor. In addition, the investor received warrants to purchase an additional 476,388 shares at $0.3375 per share until May 22, 1992 and at $0.39 per share from May 23, 1992 to May 22, 1993.

During the year ended October 31, 1992, the Company:

(i) Issued 1,494,217 shares. 1,400,000 shares were issued pursuant to a private placement of 1,400,000 units consisting of one share and a two year purchase warrant to purchase a share at $0.15 in the first year and $0.20 in the second year. The warrants expire on September 10,1993.During the period 94,217 shares were issued at $0.29.9 to settle a debt totalling $28,265.00. Three directors resigned during the period and one new director was appointed. The lease on the Yankee Dundee mining property was terminated.

During the year ended October 31, 1993, the Company:

(i) Issued 784,470 shares pursuant to exercise of warrants for debt. The Company sold the Jersey Emerald mining claims for the consideration of twelve thousand dollars to be paid on equal annual instalments over three years. The Company retains a one and one half percent net smelter return royalty from any future production.

During the year ended October 31, 1994, the Company:

(i) Issued 1,000,000 units pursuant to a private placement of $0.15 per unit, each unit consisting of one common share and one non-transferable share purchase warrant exercisable for a period of two years entitling the holders the right to purchase an additional share at a price of $0.15 for the first year and at a price of $0.20 per share if exercised between April 19, 1995 and April 18, 1996. October 31, 1994, 666,667 warrants were outstanding.

(ii) Issued 50,000 shares at a deemed price of $0.15 per share pursuant to a letter agreement for exploration work.

     None of the Company's mineral properties in Canada are in production. One small interest in a producing oil and gas property in the United States, acquired in 1989, provides no revenue.

During the year ended October 31, 1995, the Company:

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

During the year ended October 31, 1997, the Company:

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

During the year ended October 31, 2000, the Company:

(i)  During  2000, a reverse stock split on a 5:1 basis occurred.
     The number of shares has been adjusted to reflect this transaction.

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

During the year ended October 31, 2003, the Company:

(i) Issued 1,500,000 shares at a price of $0.10 per share for settlement of $150,000 loan.

The Company relies on its officers and directors to conduct its business affairs

(b)       Industry Segments

The Company presently operates in two industries and four geographic segments. (1) The mineral exploration and development business in Canada, Panama and Costa Rica. (2) The Company has renewed its interest in gold mining projects and in 2002 the Company acquired a lease/purchase agreement in 19 claims in Nevada, U.S.A.

During the fiscal year, 1991, the Company received $8,416 for the sale of timber cut on Company land. During the fiscal year ended October 31,1993 the Company received $152,005 for the sale of timber cut on Company land. During the year ended October 31, 1994 the Company received $10,155 for the sale of equipment. During the year ended October 31, 1995, the Company received $4,284 from operations. The Company received $14,379 from operations during the year ended October 31, 1996. During the year ended October 31, 1997, the only revenue received by the Company was interest from investment and sale of spare equipment parts from the HB Mill, totaling $3,201. During the year ended October 31, 1998, revenue from the sale of equipment from the HB Mill totaled $78,648. The sale of the Ymir property as per the settlement with Premanco was applied to pay in full the taxes on the property and pay out the account payable for legal fees to Siddall & Co.

The Company will continue to maintain some of its mineral holdings with the intent to explore, develop and recruit buyers or joint venture partners for their projects. The Company will continue to pursue mining projects in North and Central America.

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

In 2001, the Company abandoned (forfeited) the H.B. Mill site and property to the Province of British Columbia.

In 2002, the Company obtained the lease/purchase agreement on the old mineral property in Nevada. The Company intends to explore and if warranted develop the Nevada property. The Company intends to fund the Nevada property by equity funding or joint venture partners.


(d)       Plan of Operation

Since its initial public offering in Canada in 1986, the Company has had insufficient capital available to complete the exploration of its existing properties or to develop any mining reserves. Due to the significant capital investment involved in production mining operations and the operation of an ore-processing mill, it is likely that the Company may not make any final determination as to the value or presence of any commercial mining reserves in its existing properties for up to several years. Therefore, the Company will continue to consider alternative sources of capital, which may include arrangements under which the Company would enter into joint venture arrangements or undertake mineral property management on behalf of others. However, due to uncertainties involved it cannot be ascertained whether sufficient capital will be available for any such activities.

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

(ii) Status of Product

     There  has  been  no public announcement  of,  nor  has  the
     Company  otherwise made public information  about,  any  new product or industry segment of the Company requiring the investment by the Company of a material amount of its total assets, or which is otherwise material to the Company's operations. However, should the Company determine to commence production of the Nevada property. Commencement of operations would require large expenditures and commitment of funds neither of which are presently available to the Company.

(iii)     Raw Materials

     The sources and availability of raw materials essential to the Company's business are limited in the context that mineral bearing ore of a high enough commercial grade to justify development must be discovered or otherwise acquired and explored before a production decision can be made and implemented. Mining projects are dependant on permitting, water supply, utilities and roads. The Company anticipates no lack of materials, supplies and services.

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

(vi) Working Capital Items

     The Company is in the exploration and development state and thus has no material revenues from activities. As a result, most of the Company's activities have been and are likely in the future to be conducted using available capital resources, the lack of which could restrict the Company's future activities.

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

(x)  Competition

     The mining industry in which the Company is engaged is in general, highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company encounters strong competition in attempting to acquire additional mineral properties and interest in commercially mineable ore reserves in the State of Nevada. In general, properties with a higher grade of recoverable mineral and/or which are more readily mineable afford the owners a competitive advantage in that the cost of production is lower. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties. The Company's competitive position in the mining business in general, and in the State of Nevada in particular, is insignificant.

(xi) Research and Development

     The Company has not engaged in any material research and development activities during its last three fiscal years except to the extent that it conducted mineral exploration activities.

(xii)     Environmental Regulation
     MINING

     The Company, like any business involved in the extraction or processing of mineral properties, may be required to make extensive capital expenditures in the future to protect the environment and to comply with applicable environmental regulations in connection with any exploration, development, mining or milling activities. As of the end of 2003, the Company was engaged in no such activities. However, such capital expenditures or requirements could effect the Company's competitive position in the business and, conceivably, could limit the Company's availability to enter into some projects. No capital expenditures for environmental control facilities have been made and the Company does not expect to make any such expenditures during the current or coming fiscal year.

(xiii)    Employees

     During fiscal year ended October 31, 2003, the Company employed one part-time office manager who provided services to the company on a contract basis. Most Company operations will be conducted by the officers on a part time basis or by outside contractors. If the Nevada minerals property were placed in developed and production, full-time employees would then be hired.

(e) Financial Information About Foreign and Domestic Operations and Export Sales

     The Company does not foresee that there is any risk to the conduct of its business in Canada, United States of America or Costa Rica.

ITEM 2.   DESCRIPTION OF PROPERTY

Ymir Properties

      As of October 31, 1998 the Company sold all of its interest in the Ymir Properties.

Triton Property

The Company has a 50% interest in a joint-venture basis with Greater Temagami Mines Ltd., an unaffiliated corporation, in five unsurveyed mining claims in the Shiningtree area of the Larder Lake mining division, Ontario, Canada. The Triton Property is accessible from both the east (New Liskeard, Elk Lake and Gowganda) and from the west (Sudbury, Grogama) via highway 560. A 4- mile gravel road connects the property to the highway. The Shiningtree region is underlain mainly by basic to intermediate volcanic rocks that occur within a wide trending belt. The main historic gold occurrence near the Triton Property is the Kingston Vein, though only limited production has been recorded. A number of other gold deposits in the Shiningtree region occur to the northwest, along the strike of the volcanoes.

In November 1978, a brief geological mapping project that encompassed the Triton Property was conducted, which determined that sparse outcrops in the area consisted of basalt. In late 1986 and early 1987 the joint venture established a grid on the property, including the 1978 baseline, and carried out surveys and 862 metres of diamond drilling in six holes.

During August 1987, the joint venture conducted a mapping and prospecting program on the Triton Property, which included trenching and stripping the bedrock in two different locations. Several old trenches and pits were discovered during mapping. From October through mid-November 1987, a diamond-drilling program, Phase 1, was carried out on the Triton Property for the purpose of investigating the depth and extent of the Kingston Vein and to extend the known mineralized zone. The program consisted of five drill holes totalling 492 metres.

From mid-January to March 1988, the Phase 2 diamond-drilling program was carried out on the Triton Property for the purpose of investigating the extent of the Kingston Vein in and around the Kingston shaft and testing the area around the Western Shaft and the trenches in the northeast portion of the grid. The program consisted of 12 holes totalling 1,349 metres.

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

Costa Rica, Guanacaste

Pursuant to an option agreement dated October 23, 1995 between the Company and Minera Oceanica, S.A., the Company acquired an option for the mineral and surface rights in Concession 6622 situated in the Juntas de Abangores, District of Guanacaste, Costa Rica, subject to a 10% royalty in favour of Minera Oceanica, S.A. on operating profits derived from the property, or US $100,000 per year, whichever is the greater. This royalty has been waived indefinitely until the commencement of production.

In order to exercise the option, the Company must obtain an independent feasibility study prior to June 30, 1997, and thereafter put the property into production. Finder's fees in the amount of $22,500 have been included in resource properties.

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

During the year ended October 31, 1997, Minera Oceanica S.A., a Nu-Dawn associate Costa Rican company, entered into an agreement with an Indian Mining Cooperative. Whereby, Minera Oceanica S.A. can earn a 75% working interest in three mining concessions on the Indian Reserve. One of these concessions (18 sq km) covers the Sukut prospect, and the other two (40 sq km) covers an area approximately 20 km west of the Sukut, referred to as the Rio Dueri. Minera Oceanica S.A. has assigned to Nu-Dawn the rights to its contract.

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

Pursuant to a Letter Agreement with Potts dated May 2, 2002,  the
Company  has  paid to Potts the sum of $US 11,000 which  includes
the  royalty  payment due on June 6, 2002.   Commencing  July  6,
2002, royalty payments are payable as follows:

       Payment Period                                     Amount Monthly $ US
(i)    July 6, 2002 through February 6, 2003                     $1,000
(i)    March 6, 2003 through November 6, 2003                    $1,500
(iii)  December 6, 2003 through August 6, 2004                   $2,000
(iv)   September 6, 2004 through May 4, 2005                     $2,500
(v)    June 6, 2005 through February 6, 2006                     $3,000
(vi)   March 6, 2006 through November 6, 2007                    $3,500
(vii)  December 6, 2007 through August 6, 2008                   $4,000
(viii) September 6, 2008 through the 6th day of
       each month thereafter                                      4,500

Potts granted the Company the exclusive right and option to purchase the Property for $US 1,250,000 or 50% of the unpaid balance at any time during the initial or extended terms of the lease. Upon exercise of this option by the Company, Potts shall transfer the property to the Company with a reserved royalty on production equal to 0.5% of net smelter returns.

Pursuant to the Letter Agreement with Potts, the Company is current and has paid all lease/royalty payments as required as at October 31, 2003.

ITEM 3.   LEGAL PROCEEDINGS

A charge has been placed over all assets of the Company as security for unpaid British Columbia corporation capital tax amounting to approximately $74,000, including interest as October
31, 2003.

Puruant to a court judgement dated November 8, 2002 , the Company is require to redeem 300,000 shares at a price of $0.20 per share from a creditor. Interest is to be charges at 4% per annum. As of March 12, 2004, the 300,000 shares have not been redeemed, but reclassified to accounts payable.

ITEM 4.   CONTROL OF REGISTRANT

The following table sets forth the person(s) known to the Company to own beneficially more that ten percent (10%) of any class of the Company's voting securities and the total amount of any class of the Company's voting securities owned by the officers and directors as a group:

---------------------------------------------------------------------
TITLE OF   IDENTITY OF PERSON OR GROUP      NUMBER OF    PERCENTAGE
 CLASS                                       SHARES       OF CLASS
---------------------------------------------------------------------
COMMON     Cede & Co.
           PO Box  20                      5,042,871        40.7%
           Bowling Green Stn
           New York, New York 10274
---------------------------------------------------------------------
COMMON     CDS & Co.
           PO Box 1038 STN A               1,935,569        15.6%
           Toronto Ontario, M5W 1G5
---------------------------------------------------------------------
COMMON     Hecote Junteno S.A.
           PO Box  6095 1000               1,500,000        12.1%
           San Jose, Costa Rica
---------------------------------------------------------------------
COMMON
           Investors First S.A.            1,836,733        14.8%
           c/o Arias, Aleman & Mora
           Calle 50 Edif Tower 1ER Piso
           Apartado 8799
           Panama 5, Panama
---------------------------------------------------------------------
COMMON     Officers and Directors             34,600          .3%
           Collectively
---------------------------------------------------------------------


Note 1: Beneficial owners listed have sole voting and investment power with respect to the shares shown unless otherwise indicated.

ITEM 5.   NATURE OF TRADING MARKET

The common stock of the Company is listed on the OTC Electronic Bulletin Board in New York. The following table sets forth the high and the low sales prices for shares of common stock on the OTC:BB for each quarter of the Company's last two fiscal years. Brokers in the United States can make a market on the NASD electronic bulletin board by submitting a Form 211 with the NASD.

PRICE RANGE                          High                 Low
-----------------------------------------------------------------
2003 1st Quarter                     0.08                 0.03
2003 2nd Quarter                     0.06                 0.02
2003 3rd Quarter                     0.15                 0.05
2003 4th Quarter                     0.25                 0.08
2002 1st Quarter                     0.07                 0.02
2002 2nd Quarter                     0.27                 0.07
2002 3rd Quarter                     0.19                 0.04
2002 4th Quarter                     0.19                 0.05
-----------------------------------------------------------------

As of October 31, 2003 the Company had approximately 236 registered shareholders on record of its no par value common stock. Based on representations received by the Company from certain record holders, the Company believes that there are in excess of 1,000 non-registered beneficial owners of its common stock bringing the total number of shareholders in excess of 1,200.

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

There are no limitations under the laws of Canada or in the charter of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the agency operated there under of acquisition of "control" of the Company's securities by a "non-Canadian". Control for such purpose is classed as one-third or more of the issued voting securities. "Non-Canadian" generally means a person not ordinarily resident in Canada.

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

Under the tax convention between Canada and the United States, with limited exceptions, security holders who are residents of the United States (other than United States corporations holding 10% or more of the voting securities of the Company) are subject to a 15% withholding tax on the gross amount of any dividends paid by the Company. The non-resident tax withheld is non-refundable. The tax withheld will not reduce the amount of dividends reportable for United States income tax purposes, but security holders will have the election to either (a) deduct the tax withheld from adjusted gross income, if they itemized deductions, or (b) offset the tax withheld as a credit against United States income tax liability, subject to the applicable limitations on the use of the foregoing tax credit.

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

The rate of exchange between U.S. dollars (U.S.$) and Canadian dollars (Cdn$) for each of the Company's last five fiscal years was as follows:

                                        2003   2002   2001    2000   1999
                                        ----------------------------------
Rate at October 31,2003                 0.57   0.66   0.64    0.64   0.66

Average Rate for the Calendar Year      0.63   0.63   0.64    0.62   0.64
                                        ----------------------------------

FOR THE YEAR ENDED OCTOBER 31, 2003:
                                                2003      2002       2001
------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF OPERATIONS         $           $          $


Revenue                                              0          0           0

Costs and Expenses                             (85,672)  (134,454)   (243,561)

Write Down of Debts                            721,772          0           0

Write Down of Resource Property               (395,496)         0     (44,095)

Write Down of Capital Assets & Deferred Costs        0   (509,136)          0

Net Income (Loss)                              326,276   (643,590)   (287,656)

Net Income (Loss) Per Share                       0.02      (0.08)      (0.04)

CONSOLIDATED BALANCE SHEETS

Total Assets                                   104,455    425,113     890,622

Resource Properties                             69,644    419,857     393,281

Total Liabilities                              328,268  1,039,530     951,449

Accumulated Deficit                         (7,078,686)(7,319,290) (6,675,700)

Working Capital (-Deficit)                    (298,157)  (643,590)   (287,656)

Shareholder's Equity                          (223,813)  (614,417)    (60,827)

Cash Dividends per Share                             0          0           0
------------------------------------------------------------------------------

ITEM 9.   MANAGEMENT'S DISCUSSIONS AND ANALYSIS OF FINANCIAL
          CONDITION AND RESULTS OF OPERATIONS


All of the Company's capital resources from inception have come from the sale of stock to investors. Available cash has been expended by the Company to explore its non-producing mineral properties in British Columbia and Ontario. Operating without full-time employees for most of the last seven years and depending on the part-time services of its officers and directors, the Company has been able to direct most of its cash resources directly to property acquisition, exploration and to upgrade the H.B. Mill facility. Resource properties reflect the acquisition cost and direct exploration and development expenditures on the Company's non-producing properties. During 1995/96 the Company expended $32,214 on the mill in maintenance and upgrading the facility.

Results of Operations

The Company has never received revenue from operations and has only minimal amounts of interest and related income since inception. As acquisition, exploration and development expenses are capitalized; annual losses reflect primarily general and
administrative  expenses.   Total expenses  have  increased  most
years.   The  increases  in  1990 and 1989  reflect  an  increase
relating to activities at the H.B. Mill. From acquisition of the H.B. Mill until September 1989, Nor-Quest Resources Ltd., from which the mill was acquired, advanced most expenses on behalf of the Company subject to the Company's agreement to repay the expenses. In September 1989, as part of an agreement between Nor-Quest and Dydar, Nor-Quest agreed to limit the amount of liability of the Company to $50,000 and that amounts owed would be paid only out of future operating profits of the H.B. Mill. The acquisition cost of the H.B. Mill, $2,160,000, was paid in
Company  stock.   The cost was capitalized and  resulted  in  the
large  increase in total assets from 1988 to 1989.   Expenditures
on the mill during 1995 and 1996 have been capitalized and increased the assets. October 31, 1997 Costs capitalized to the H.B. Mill totalled $15,759 (1996 - $14,013) for the year. Costs capitalized include property taxes and general maintenance costs, net of equipment sales. The Company recorded a write down of $860,439 for the year ended October 31, 1997; $350,055 for the year ended October 31, 1998; and $881,279 for the year ended October 31, 1999, to adjust the carrying value of this asset to management's best estimate of the net recoverable amount.

The Company does expect to be carrying out mining exploration and development work on properties held under agreement.

Liquidity and Capital Resources

     The Company's capital, and therefore its liquidity, has always depended upon amounts raised from investors from the sale of stock, either privately or publicly. The Company took over the position, '' little cash available" in 1989 and Nor-Quest paid a
large  portion  of  the Company's expenses.   During  1992  Dydar
purchased  1,066,436 shares of common stock for $160,000  and  an
investor   subscribed  for  333,333,  ($50,000)  units   (private
placement   one   share  plus  one  two  year  purchase   warrant
exercisable at $0.15 in first year and $0.20 in second year) which amount will provide some liquidity for 1992. During 1993
Dydar exercised part of its option at $0.20 to provide the Company $156,894. During 1994 the Company issued 1,333,333 shares
@  $0.15  per share pursuant to a private placement of  1,000,000
units @ $0.15 per unit.   333,333 shares were issued pursuant  to
the exercise of warrants @ $0.15 per share. 666,667 warrants remain outstanding and may be exercised @ at rate of $0.15 per share up until April 19, 1995 or @ $0.20 per share up until April 19, 1996. The Company issued 266,667 units as an exploration payment on the Guanacaste property in Costa Rica and the balance
for  cash.   A  further 150,000 common shares were  issued  as  a
finder's fee in connection with this transaction. As at October 31, 1996, 1,055,334 of the share purchase warrants remain unexercised. During the year ended October 31, 1997, operating capital for the Company was raised by a private placement of 1,000,000 shares at $0.15 per share; issuance of 325,000 flow-through shares at $0.20; exercise of warrants of 303,512 shares at $0.15 per share for cash proceeds; and the issuance of 1,054,610 at $0.20 per share on exercise of warrants for debt settlement of $210,922. During the year ended October 31, 1998, 330,166 warrants were exercised for cash in the amount of $49,524. As of October 31, 1998, 366,333 share purchase warrants remained unexercised. During the year ended October 31, 1999, the Company entered into a private placement agreement in which 1,000,000 units were issued for proceeds of $150,000. Each unit is comprised of one common share and one share purchase warrant. Each share purchase warrant enables the holder to acquire one additional common share at $0.15 during the first year and at $0.18 during the second year. During the year ended October 31, 2000, a reverse stock split on a 5:1 basis occurred and the
number  of shares were adjusted to reflect this transaction.   On
March   1,  2000  an  account  payable  valued  at  year-end   of
approximately $95,000, was settled by issuance of 380,000 common shares at a price of $0.25 per share. Pursuant to a private placement agreement 600,000 units were issued at a price of $0.25 per unit for cash $150,000. Each unit consists of one share and one non-transferable share purchase warrant exercisable for a period of two years, granting the holder the right to acquire one additional share at a price of $0.25 per share in the first year
and  at  a  price  of $0.40 in the second year.   Pursuant  to  a
private placement dated November 13, 2000: 750,00 units were issued at a price of $0.10 per unit. Each unit consists of one common share and one non-transferable share purchase warrant exercisable for a period of two years, granting the holder the right to acquire one additional share at a price of $0.10 per share in the first year and at a price of $0.15 per share in the
second  year.   These  warrants were  exercised  during  2001  as
settlement of debt. During 2002, the Company issued 1,500,000 shares at a price of $0.10 per share for settlement of $150,000 loan.

Since the Company was incorporated, it had been engaged primarily in the acquisition and exploration of mineral properties. The Company has no source of income and therefore the Company is fully dependant on equity funding or joint venture partnerships to further its projects. The Company expenditures will directed towards Triton and Lapon projects in 2004

Financial results for the current period of 2003 are reflective on the renewed activity of the Company with a net income of $240,604. Net losses increased from $287,656 in 2001 to $643,590 in 2002. The significant change for 2003 net income of $240,604, compared to 2002 and 2001 was the result of reduction loan payables and long-term debts. Though expenses are comparative across all categories, interest decreased from $73,109 in 2001, $60,231 in 2002 to $10,981 in 2003. Professional fees decreased from $30,578 in 2001, $29,017 in 2002, and $13,994 in 2003. Also
reflective of renewed activity were increases in Travel and promotion, Accounting and administration and Office and sundry. Travel and promotion increased from $10,790 in 2001, $7,915 in 2002,and $12,893 in 2003. Office and sundry increased from $1,101 in 2002, $5,739 in 2003. During 2003 no Consulting fees and Corporate capital tax were paid. Consulting fees paid were $204 in 2002 and $75,000 in 2001. Corporate capital tax paid was $2,530. Revenues remained unchanged at $0 in both 2003 and 2002 consistent with the current period, reflective of the nature of a mining exploration company.

In 2003, the Company realized extraordinary gains through the write off of debts that had been carried as Loan payable and Long-Term debts. A total of $721,772 was written off during the year. Reflective of the revitalization efforts, the Company's interest in Resources Properties increased $0 in 2001 and $26,576 in 2002, $43,066 in 2003. During 2003, $393,279 was written off as result of Company's inactivity of the acquired Resource Property. During the current October 31, 2003 fiscal year, current assets of the Company increased to $31,539 from $1,878 in 2002. Accounts payables decreased from $353,931 in 2002, to $328,268 in 2003.

During 2003 the Company issued 1,500,000 Common Shares pursuant to a private placement warrant purchase option at a price of $.10 per unit. Compared to 2002 the Company issued 1,500,000 Common shares pursuant to a private placement warrants purchase option at a price of $.10 per unit.

As at October 31, 2003 the Company reported a working capital deficiency of $296,729. The net working capital is not sufficient for the Company's present requirements. The Company proposes to meet any further working capital requirements through equity financings.

Please also refer to the notes to the financial statements for further details

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

The name, position with the Company, the age of each director and executive officer, and the period during which each has served are as follows:

Name and Position in the Company     Age    Director of Officer Since
----------------------------------------------------------------------
Raynerd B. Carson                    70     Director since November
President and Director                      1989
                                            President since 1990

Gary Van Norman                             Director since February
Vice President and Director          65     1996

Dr. Stewart A. Jackson               63     June 1997
Vice-President, Explorations and
Director
----------------------------------------------------------------------

The following is a brief account of the business experience during the past five years of each director and executive officer:

Director / Officer      Principal Occupation During the Last Five Years
------------------      -----------------------------------------------
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

Gary Van Norman               Businessman/Land Developer has over
                       30  years expertise with land development,
                       project    management,    and    marketing
                       industry,  both  in Canada  and  the  USA.
                       Mr.  Van  Norman was instrumental  in  the
                       development  of  two  of  Whistler,   BC's
                       largest   residential   and   recreational
                       developments.  He  is  currently  actively
                       involved  in  senior  capacities  with   a
                       similar project in BC.

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

One of the officers or directors of the Company are directors of any entities the securities of which are registered under the Securities Exchange Act of 1934 or the Securities Exchange Act of
1933:

Dr. Stewart Jackson  Monument Resources Inc., Director, V.P. Exploration
                     Little Squaw Gold Mining Company, Director, V.P.
                     Exploration

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

During the fiscal year ended October 31, 2003, there was no compensation to directors and officers of the Company for services because of Canadian allowance standards.

ITEM  12.   OPTIONS  TO PURCHASE SECURITIES  FROM  REGISTRANT  OR
SUBSIDIARIES

The following is a summary of the employee and director stock options outstanding as of October 31, 2003 and a summary of all such Options exercised in 2002 and 2001.

Stock options granted as at October 31, 2003 were as follows:


Directors                   Number of shares    Price   Expiration Date
------------------------------------------------------------------------

Stewart Jackson                  250,000        $0.25     May 8, 2005

Gary Van Norman                  250,000        $0.25     May 8, 2005

Employees and/or Consultants

Ferne Nowlan                      50,000        $0.25     May 8, 2005
------------------------------------------------------------------------
Total outstanding director and employee stock options......550,000

No stock options exercised by directors or employees during the years 2003 and 2002.

Under applicable regulations of the British Columbia Securities Commission, the Company is not authorized to issue options to directors, employees or affiliates constituting more than 10% of the outstanding common stock. There are no other plans.

The Company pays other incidental compensation to executive officers from time to time, consisting primarily of reimbursement for business related activities on behalf of the Company. However, the aggregate of all such other compensation did not exceed 10% of cash compensation reported for the fiscal year ended October 31, 2003.

No cash compensation is currently being paid to members of the Board of Directors for their services as directors. The Company paid $5,960 to one director for consulting and related services rendered to the Company during the year ended 1998. No cash compensation was paid to directors during the years ended 2001, 2002 and 2003.

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

During the year ended October 31, 1991, the Company issued 476,388 shares, to Dydar (a company controlled by a director and officer), for consideration of $160,781 pursuant to a private placement. The consideration consisted of cash of $30,000 and the assumption of accounts payable of $130,781 by the investor. In addition, the investor received warrants to purchase an additional 476,388 shares at $0.3375 per share until May 22, 1992 and at $0.39 per share from May 23, 1992 to May 22, 1993. As at October 31, 1991, no warrants have been exercised. The 476,388 shares issued to Dydar bring its holdings to 10,676,388 shares. 425,901 shares were sold during the fiscal period via private sale or market sales.

During 1992, Dydar purchased 1,066,667 shares of common stock for $160,000. During 1992 Dydar sold during the fiscal period via private sale or market sales 1,138,667 shares to bring its total to 10,178,487 shares.

  During 1993 fiscal period Dydar exercised part of its option for a total of 784,470 shares and during 1993 sold 784,958 to hold 10,177,999 shares.

During 1994 Dydar sold 1,400,000 shares and purchased 666,666 from treasury through the takedown of units and warrants at $0.15 per share and Dydar held 9,444,665 shares.

During the year 1995, Dydar purchased 56,500 shares $0.14 average per share bringing the total to 9,501,165.

During 1996, Curitiba S.A. purchased from Dydar Resources Ltd. 7,813,665 shares of Nu-Dawn Resources Inc. for investment purposes. As of October 31, 1996 Dydar held 2,115,495 shares of Nu-Dawn Resources Inc.

As of October 31, 2003, Dydar Resources Inc. held 100,000 shares of World Ventures Inc. in trust for Curitiba S.A.

PART II

ITEM 14.  DESCRIPTION OF SECURITIES

(a)  Capital Stock

     The Company's authorized capital stock consists of 50,000,000 shares of common stock, no par value. The following is a summary and is qualified in its entirety by reference to the Company's Articles and Special Resolution and Altered Memorandum, copies of which are exhibits to the Company's Registration Statement.

(b)  Common Stock

     The outstanding shares of common stock are fully paid and non-assessable. As of the date of this Statement, 10,482,154 shares of common stock were issued and outstanding.
     Holders  of  shares of common stock are entitled  to  participate equally  as  to  dividends, voting powers  and  participation  in assets. No shares have been issued subject to call or assessment. There are no pre-emptive rights, conversion rights, and provisions for redemption or purchase for either cancellation or surrender or provisions for sinking or purchase funds. Provisions as to the modifications, amendments or variations of such rights or such provisions are contained in the Company Act of the Province of British Columbia.

PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES         None

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
          SECURITIES                              None

PART IV

ITEM 17.   FINANCIAL STATEMENTS


Report to Shareholders                                          Page 26

Balance Sheet as at October 31, 2003                            Page 27

Statements of Income (Loss) and Deficit                         Page 28
for the period from November 01, 2002 to October 31, 2003

Statement of Changes in Financial                               Page 29
Position for the period from November 01, 2002
to October 31, 2003

Schedule of Changes in Resource Properties                      Page 33

Notes to Financial Statements                                Page 30-41

ITEM 18.  FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

      See Item 17 for a list of financial statements and schedules incorporated as: pages F-1 to F-17

(b)  Exhibits - See Exhibits 99.1 and 99.2 attached.

Pannell Kerr Forster






     WORLD VENTURES INC.
     Consolidated Financial Statements
     October 31, 2003 and 2002








     INDEX                                                 Page


     Independent Auditors' Report to the Shareholders       26

     Consolidated Financial Statements

     Consolidated Balance Sheets                            27

     Consolidated Statements of Operations and Deficit      28

     Consolidated Statements of Cash Flows                  29

     Notes to Consolidated Financial Statements          30-41

Pannell Kerr Forster



                     INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF WORLD VENTURES INC.

We have audited the consolidated balance sheets of World Ventures Inc. as at October 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the three years ended October 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of World Ventures Inc. as at October 31, 2003 and 2002 and the results of its operations and its cash flows for the three years ended October 31, 2003 in accordance with Canadian generally accepted accounting principles. Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States of America and are discussed in note 16 to the financial statements.

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (as included following the opinion paragraph) when the financial statements are affected by the Company's ability to continue as a going concern. Our report to the shareholders dated March 12, 2004 is also expressed in accordance with Canadian reporting standards which do not permit a reference to such an uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.

"Pannell Kerr Forster"

Chartered Accountants

Vancouver, Canada
March 12, 2004


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


"Pannell Kerr Forster"

Chartered Accountants

Vancouver, Canada
March 12, 2004

WORLD VENTURES INC.
Consolidated Balance Sheets (note 2)
October 31

------------------------------------------------------------------------------
                                                        2003          2002
------------------------------------------------------------------------------

Assets (notes 4 and 11)

Current
  Cash                                                 $28,984          $800
  Accounts receivable                                    2,555         1,078
------------------------------------------------------------------------------

Total Current Assets                                    31,539         1,878
Property and Equipment (notes 7, 8 and 11)               3,272         3,378
Resource Properties (notes 7 and 9)                     69,644       419,857
------------------------------------------------------------------------------

Total Assets                                          $104,455      $425,113
==============================================================================

Liabilities

Current
  Accounts payable (note 10)                          $328,268      $353,599
  Loan payable to Premanco Industries Ltd. (note 11)         0       635,931
------------------------------------------------------------------------------

Total Current Liabilities                              328,268       989,530
Long-Term Debt (note 12)                                     0        50,000
------------------------------------------------------------------------------

Total Liabilities                                      328,268     1,039,530
------------------------------------------------------------------------------

Capital Stock and Deficit

Capital Stock (note 13)                              6,854,873     6,704,873
Deficit                                             (7,078,686)   (7,319,290)
------------------------------------------------------------------------------

Total Shareholders' Deficit                           (223,813)     (614,417)
------------------------------------------------------------------------------

Total Liabilities and Shareholders' Deficit           $104,455      $425,113
==============================================================================

WORLD VENTURES INC.
Consolidated Statements of Operations and Deficit
Years Ended October 31

---------------------------------------------------------------------------------------
                                                    2003          2002         2001
---------------------------------------------------------------------------------------

Expenses
  Accounting and administration                    $18,169       $11,500      $16,854
  Professional fees                                 13,994        29,017       30,578
  Travel and promotion                              12,893         7,915       10,790
  Rent                                              12,000        12,000       12,000
  Interest and bank charges                         10,981        60,231       73,109
  Transfer agent, filing fees and printing           7,604         6,035        6,947
  Office and sundry                                  5,739         1,101       11,391
  Telephone and fax                                  3,301         3,020        4,941
  Vehicle and fuel                                     252            56          937
  Corporation capital tax                                0         2,530            0
  Consulting and management fees                         0           204       75,000
  Depreciation                                         739           845        1,014
---------------------------------------------------------------------------------------

Loss Before Other Items                            (85,672)     (134,454)    (243,561)
---------------------------------------------------------------------------------------

Other Items
  Write-down of debts (note 11)                    721,772             0            0
  Write-down of other assets (note 14(d))                0       (28,573)           0
  Write-down of property and equipment (note 8)          0      (480,563)           0
  Write-down of resource properties (note 9)      (395,496)            0      (44,095)
---------------------------------------------------------------------------------------

                                                   326,276      (509,136)     (44,095)
---------------------------------------------------------------------------------------

Net Income (Loss) for Year                         240,604      (643,590)    (287,656)
Deficit, Beginning of Year                      (7,319,290)   (6,675,700)  (6,388,044)
---------------------------------------------------------------------------------------

Deficit, End of Year                           $(7,078,686)  $(7,319,290) $(6,675,700)
=======================================================================================

Earnings (Loss) per share (note 13(g))
 Basic                                              $ 0.02       $ (0.08)     $ (0.04)
 Diluted                                            $ 0.02       $ (0.08)     $ (0.04)
---------------------------------------------------------------------------------------

Weighed Average Number of Shares
 Outstanding
 Basic                                          10,087,634     7,722,889    6,935,957
 Diluted                                        11,443,114     7,722,889    6,935,957
---------------------------------------------------------------------------------------

WORLD VENTURES INC.
Consolidated Statements of Cash Flows
Years Ended October 31

------------------------------------------------------------------------------
                                               2003       2002        2001
------------------------------------------------------------------------------
Operating Activities
  Net income (loss)                          $240,604  $(643,590)  $(287,656)
  Items not involving cash
    Write-down of resource properties         395,496          0      44,095

    Consulting expense                              0          0      75,000
    Accrued interest on loan payable                0     33,669      54,956
    Write-down of fixed assets                      0    480,563           0
    Write-down of other assets                      0     28,573           0
    Write-down of debts                      (685,931)         0           0
    Depreciation                                  739        845       1,014
------------------------------------------------------------------------------

Operating Cash Flow (Deficit)                 (49,092)   (99,940)   (112,591)
------------------------------------------------------------------------------

Changes in Non-Cash Working Capital
  Accounts receivable                          (1,477)     1,001        (353)
  Accounts payable                            124,669    193,572     118,022
------------------------------------------------------------------------------

Total Changes in Non-Cash Working Capital     123,192    194,573     117,669
------------------------------------------------------------------------------

Cash Provided by Operating Activities          74,100     94,633       5,078
------------------------------------------------------------------------------

Investing Activities
  Additions to property and equipment
   and deferred costs                            (633)         0        (334)
  Expenditures relating to resource
   properties, net of recoveries              (45,283)   (26,576)     (1,113)
------------------------------------------------------------------------------

Cash Used in Investing Activities             (45,916)   (26,576)     (1,447)
------------------------------------------------------------------------------

Financing Activities
  Repayments to shareholder                         0    (49,640)          0
  Advances to related parties                       0    (26,073)     (1,173)
  Repayment of lease obligation                     0     (2,050)     (1,591)
  Proceeds from loan                                0      2,530           0
------------------------------------------------------------------------------

Cash Provided by (Used in) Financing Activities     0    (75,233)     (2,764)
------------------------------------------------------------------------------

Inflow (Outflow) of Cash                       28,184     (7,176)        867
Cash, Beginning of Year                           800      7,976       7,109
------------------------------------------------------------------------------
Cash, End of Year                             $28,984       $800      $7,976
------------------------------------------------------------------------------

Supplemental Cash Flow Information
  Interest paid during year                        $0       $264        $716
------------------------------------------------------------------------------

Supplemental Information for Investing
 and Financing Activities
  Shares issued as settlement of debt        $150,000   $150,000    $150,000
------------------------------------------------------------------------------

WORLD VENTURES INC.
Notes to Consolidated Financial Statements
Years Ended October 31



1.   OPERATIONS

     The Company was incorporated under the laws of the province of British Columbia, Canada and its principal business activities include exploration of natural resource properties.

2.   GOING CONCERN

     These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business.

     The Company has incurred significant operating losses with an accumulated deficit of $7,078,686 and at October 31, 2003 had a working capital deficiency (an excess of current liabilities over current assets) of $296,729. The Company's ability to continue as a going concern is in substantial doubt and is dependent upon its ability to secure additional financing on a timely basis, receive co-operation from its creditors and achieve sufficient cash flows to cover obligations and expenses. The outcome of these matters cannot be predicted at this time. These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities which might be necessary should the Company be unable to continue its operations as a going concern.

     The Company currently has some long outstanding amounts owed to debtors, which have gone to collection agencies. The Company owes the British Columbia government for corporation capital tax, which has interest accruing on a monthly basis. The Company is in discussion with the Government to work out a repayment plan for the debt. The repurchase of shares as mentioned in note 13(f) is still uncompleted.

3.   BASIS OF PRESENTATION

     These financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all figures are in Canadian dollars. Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States of America. The significant differences and the approximate related effect on the financial statements are set forth in Note 16.

4.   CHARGE ON ASSETS

     A charge has been placed over all the assets of the Company as security for unpaid British Columbia corporation capital tax amounting to approximately $74,000, including interest as at October 31, 2003.

5.   SIGNIFICANT ACCOUNTING POLICIES

     (a)  Principles of consolidation

          These financial statements include the accounts of World Ventures Inc. and its wholly-owned subsidiary World Ventures (Nevada) Inc.. All significant inter-company balances and transactions have been eliminated.

     (b)  Use of estimates

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

WORLD VENTURES INC.
Notes to Consolidated Financial Statements
Years Ended October 31



5.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (c)  Fixed assets

          H.B. Mill and land are recorded at original cost less writedowns to a net amount of $0 (2002 - $0; 2001 - $480,563) based on management's best estimate of the net recoverable amount, which reflects the value of the first charge against the property (notes 4 and 8). Direct net expenditures incurred on the H.B. Mill are deferred in the accounts. No amortization has been charged on H.B. Mill as the asset is not in production.

          Property and equipment are recorded at cost.

          Depreciation  of   machinery, equipment and  automobiles  is
          calculated at 20% per annum using the declining-balance method.

     (d)  Investments in and expenditures on resource properties

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

     (e)  Stock-based compensation plans

          Effective January 2002, the Company adopted the new Canadian Institute of Chartered Accountants Handbook recommendations in accounting for its employee stock option plans. Options granted to employees are accounted for using the intrinsic value method where compensation expense is recorded when options are granted at discounts to market. Options granted to non-employees are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

     (f)  Net earnings (loss) per share

          Net earnings (loss) per share computations are based on the weighted average number of common shares outstanding during the year. Common share equivalents consisting of stock options are not considered in the computation for the 2002 and 2001 year ends because their effect would be anti-dilutive.

     (g)  Foreign currency transactions

          Foreign currency transactions are translated into Canadian dollars at the rate of exchange on the transaction date. Gains and losses arising from translation of foreign currency are included in operations together with related expenses.

WORLD VENTURES INC.
Notes to Consolidated Financial Statements
Years Ended October 31



6.   FINANCIAL INSTRUMENTS

     (i)  Fair value

          The   carrying  values  of  cash,  accounts  receivable  and
          accounts payable approximate their fair values because of the short maturity of these financial instruments.

     (ii) Interest risk

          The Company is not exposed to interest risk due to the short-term nature of its monetary assets and liabilities.

     (iii)     Credit risk

          The  Company is exposed to credit risk that arises from  the
          possibility  that  its  debtors  may  experience   financial
          difficulty and be unable to fulfil their obligations.

     (iv) Translation risk

          The Company is exposed to foreign currency fluctuations to the extent expenditures incurred by the Company are not denominated in Canadian dollars.

7.   REALIZATION OF ASSETS

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

8.   PROPERTY AND EQUIPMENT

---------------------------------------------------------------------------
                                                    2003
---------------------------------------------------------------------------
                                                 Accumulated
                                        Cost     Depreciation       Net
---------------------------------------------------------------------------
     Automobiles                       $17,219     $16,451          $768
     Machinery                           5,671       3,929         1,742
     Equipment                             907         205           762
---------------------------------------------------------------------------
                                       $23,797     $20,585        $3,272
---------------------------------------------------------------------------

---------------------------------------------------------------------------
                                                    2002
---------------------------------------------------------------------------
                                                 Accumulated
                                        Cost     Depreciation       Net
---------------------------------------------------------------------------
     H.B. Mill and land (note 11)           $0         $0          $0
     Automobiles                        17,219     16,259         960
     Machinery                           5,671      3,493       2,178
     Equipment                             334         94         240
---------------------------------------------------------------------------
                                       $23,224    $19,846      $3,378
---------------------------------------------------------------------------

WORLD VENTURES INC.
Notes to Consolidated Financial Statements
Years Ended October 31



8.   PROPERTY AND EQUIPMENT (Continued)

     On December 1, 2001, the Company forfeited the H.B. Mill property to the Province of British Columbia for non-payment of taxes. Although the Company no longer owns the property, the Company may regain ownership by paying all delinquent taxes, penalties, interest, fees and costs incurred by the Province in administering the property. The Company had until November 30, 2002 to regain the ownership of the property. As of March 12, 2004, the Company had not and have no intention to regain ownership of the property. As a result during 2002, H.B. Mill and land was written down to nil due to complete forfeiture of the property to the Province of British Columbia.

9.   RESOURCE PROPERTIES

---------------------------------------------------------------------------
                           Guanacaste    Pan-Oro     Lapon       Totals
---------------------------------------------------------------------------

      Balance,              $393,280        $1         $0      $393,281
      October 31, 2001
---------------------------------------------------------------------------

      Legal                        0         0      1,047         1,047

      Lease and supplies           0         0     24,483        24,483

      Geological                   0         0      1,046         1,046
---------------------------------------------------------------------------
                                   0         0     26,576        26,576
---------------------------------------------------------------------------

      Balance,               393,280         1     26,576       419,857
      October 31, 2002
---------------------------------------------------------------------------

      Legal                        0         0      6,975         6,975
      Lease and supplies       2,217         0     28,591        30,808
      Write down of
      resource properties   (395,496)        0          0      (395,496)
      Geological                   0         0      7,500         7,500
---------------------------------------------------------------------------
                            (393,279)        0     43,066      (350,213)
---------------------------------------------------------------------------

      Balance,                    $1        $1    $69,642       $69,644
      October 31, 2003
---------------------------------------------------------------------------

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

                                        The  Company  wrote  down  the
          property during the 2003 year and is holding the rights for future use.

     (b)  Lapon Canyon, Nevada

          The Company entered into a Lease Purchase Agreement dated June 6, 2002 with Mr. Donald B. Potts ("Potts") to acquire the right to explore, develop and mine the property located in Mineral County, Nevada, USA (the "Property"). The initial lease term is five years but can be extended for an additional five years, and for so long thereafter as minerals are mined and produced from the Property. Upon commencing production of valuable minerals from the property, the Company will pay Potts a royalty on production equal to 4% of net smelter returns.

WORLD VENTURES INC.
Notes to Financial Statements
Years Ended October 31



9.   RESOURCE PROPERTIES (Continued)

          (b) Lapon Canyon, Nevada (Continued)

          Pursuant to a Letter Agreement with Potts dated May 2, 2002, the Company has paid to Potts the sum of $US 11,000 which includes the royalty payment due on June 6, 2002. Commencing July 6, 2002, royalty payments are payable as follows:

       Payment Period                                     Amount Monthly $ US
(i)    July 6, 2002 through February 6, 2003                     $1,000
(i)    March 6, 2003 through November 6, 2003                    $1,500
(iii)  December 6, 2003 through August 6, 2004                   $2,000
(iv)   September 6, 2004 through May 4, 2005                     $2,500
(v)    June 6, 2005 through February 6, 2006                     $3,000
(vi)   March 6, 2006 through November 6, 2007                    $3,500
(vii)  December 6, 2007 through August 6, 2008                   $4,000
(viii) September 6, 2008 through the 6th day of
       each month thereafter                                      4,500

          Potts granted the Company the exclusive right and option to purchase the Property for $US 1,250,000 or 50% of the unpaid balance at any time during the initial or extended terms of the lease. Upon exercise of this option by the Company, Potts will transfer the property to the Company with a reserved royalty on production equal to 0.5% of net smelter returns.

                                                              As    at
          October 31, 2003, the Company had completed all royalty payments up to and including making the March 6, 2004 payment.

     (c)  Pan-Oro, Panama

          During 1995, the Company entered into a Letter of Agreement with Grande Portage Resources Ltd. to enter into a joint venture agreement to develop mineral concessions in Panama. The agreement has not yet been concluded and regulatory approval remains outstanding. During 2001, the Company decided to write-down its investment in this property to a nominal carrying value. The Company still retains the right to resume exploration on this property. The Company has a 90% ownership interest in Pan-Oro S.A., an inactive Panamanian corporation.

                                                               As   at
          October 31, 2003, the Company is not actively exploring this property and will hold it for future development.

     (d)  Triton, Ontario

          The Company has a 50% interest in certain mineral claims located in MacMurchy Township of the Lardev Lake Mining Division, Ontario. A third party has agreed to maintain the good standing of the mineral claims. During 1997, the Company wrote off the cost of its interest in this property.

          As at October 31, 2003, the Company is not actively exploring this property and will hold it for future development.

WORLD VENTURES INC.
Notes to Consolidated Financial Statements
Years Ended October 31



10.  ACCOUNTS PAYABLE

-------------------------------------------------------------------------
                                                  2003         2002
-------------------------------------------------------------------------

     Trade payables                             $238,670     $271,896
     Capital taxes payable                        74,098       68,703
     Rent due to related parties                  15,500        3,000
     Accrued liabilities                               0       10,000
-------------------------------------------------------------------------

                                                $328,268     $353,599
-------------------------------------------------------------------------

11.  LOAN PAYABLE TO PREMANCO INDUSTRIES LTD. AND LOSS ON LAWSUIT

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

     The lawsuit was settled during 1998. The Company is liable for unjust enrichment of $450,000. Premanco has accepted as settlement a promissory note for $450,000, secured by a mortgage on the H.B. Mill property and a security agreement over all equipment and chattels at the H.B. Mill Program, with interest at prime plus 2%, due October 31, 2000. The loan is now in default as the balance has not been paid pursuant to the terms of the settlement. Interest has been accrued on the loan up to October 31, 2002.

     The Company, on the basis of a legal opinion has written off the debt owed to Premanco. The H.B. Mill property has now reverted to the province of British Columbia. Premanco had recourse against the Company by way of a charge on the H.B. Mill Property.

12.  LONG-TERM DEBT

     This loan was to be repaid with the royalties form the H.B. Mill. As the Company no longer has title to the property a mutual agreement has been reached to terminate any and all obligations between the two companies.

WORLD VENTURES INC.
Notes to Consolidated Financial Statements
Years Ended October 31



13.  CAPITAL STOCK

     (a)  Authorized
           50,000,000    Common shares without par value
     (b)  Issued

     --------------------------------------------------------------------
                                                  Number
                                                of Shares      Amount
     --------------------------------------------------------------------

          Balance, October 31, 2001             7,782,154   $6,614,873
          Issued as settlement of debt          1,500,000      150,000
          Shares to be redeemed (note 13(f))     (300,000)     (60,000)
     --------------------------------------------------------------------

          Balance, October 31, 2002           8,982,154    6,704,873
          Issued as settlement of debt        1,500,000      150,000
     --------------------------------------------------------------------

          Balance, October 31, 2003          10,482,154   $6,854,873
     ====================================================================

          During 2003, the Company issued 1,500,000 shares at a price of $0.10 per share to settle $150,000 of debt to a significant shareholder.

          During 2002, the Company issued 1,500,000 shares at a price of $0.10 per share to settle $150,000 of debt to a significant shareholder.

     (c) The following table summarizes the Company's stock option activity for the years ended October 31, 2003, 2002 and 2001:

  ----------------------------------------------------------------------------
                                                         Exercise    Weighted
                                                          Price       Average
                                              Number     Per Price   Exercise
                                            of Shares     Share        Price
  ----------------------------------------------------------------------------

    Balance, outstanding and exercisable
    October 31, 2003, 2002 and 2001          550,000     $ 0.25       $ 0.25
  ============================================================================

     (d) Stock options outstanding to directors and employees as at October 31, 2003 and 2002 were as follows:

     -------------------------------------------------------------------------
                                          Exercise        Number of Shares
          Expiry Date                      Price         2003           2002
     -------------------------------------------------------------------------
          May 8, 2005                     $ 0.25        550,000       550,000
     =========================================================================

WORLD VENTURES INC.
Notes to Consolidated Financial Statements
Years Ended October 31



13.  CAPITAL STOCK (Continued)

     (e) Share purchase warrants outstanding and exercisable as at October 31, 2003 and 2002 were as follows:

     -------------------------------------------------------------------------
                                          Exercise        Number of Shares
          Expiry Date                      Price         2003           2002
     -------------------------------------------------------------------------

          April 19, 2004 or               $ 0.10       1,500,000          0
          April 19, 2005                  $ 0.15
     =========================================================================

          The warrants were attached to the private placement shares issued during 2003. The warrants entitle the holder to purchase the stated number of common shares at the exercise price.

     (f) Pursuant to a court judgement dated November 8, 2002, the Company is required to redeem 300,000 shares at a price of $0.20 per share from a creditor. Interest is to be charged at 4% per annum. As of March 12, 2004, the 300,000 shares have not been redeemed, but have been reclassified to accounts payable (note 13(b)).

     (g)  Earnings per share

   --------------------------------------------------------------------------
                                              2003       2002       2001
   --------------------------------------------------------------------------

     Basic Earnings (Loss) per Share
     Net earnings (loss)                    $240,604  $(643,590) $(287,656)
   --------------------------------------------------------------------------
     Weighted average number of shares
      shares outstanding                  10,087,634  7,722,889  6,935,957
   --------------------------------------------------------------------------
     Earnings (loss) per share                 $0.02     $(0.08)    $(0.04)
   --------------------------------------------------------------------------

     Diluted Earnings (Loss) per Share
     Net earnings (loss)                    $240,604  $(643,590) $(287,656)
   --------------------------------------------------------------------------
     Weighed average number of shares
      shares outstanding                  10,087,634  7,722,889  6,935,957
     Dilutive effect of stock options        550,000          0          0
     Dilutive effect of warrants             805,480          0          0
   --------------------------------------------------------------------------
     Adjusted weighted average
      number of shares outstanding        11,443,114  7,722,889  6,935,957
   --------------------------------------------------------------------------

     Diluted earnings (loss) per share         $0.02     $(0.08)    $(0.04)
   ==========================================================================

     Common  share  equivalents consisting of stock  options  and warrants are not considered in the computation for the  2002 and 2001 year ends because their effect would be anti-dilutive.

     Weighted average number of shares does not include the 300,000 shares to be redeemed per court judgement (note
     13(f)).

WORLD VENTURES INC.
Notes to Consolidated Financial Statements
Years Ended October 31



14.  RELATED PARTY TRANSACTIONS

     (a) Services provided by directors or parties related to directors:

     ------------------------------------------------------------------
                                        2003        2002      2001
     ------------------------------------------------------------------

          Rent                         $12,000     $12,000   $12,000
     ------------------------------------------------------------------

     (b)  Accounts receivable include $ 665 due from a director  (2002
          - $665; 2001 - $3,165).

     (c)  Accounts  payable  include $15,500 (2002 -  $3,000;  2001  -
          $5,200) due to an individual related to the President of the Company and $0 (2002 $49,000; 2001 - $4,900) to a Company
          owned by a director.

     (d) Write-down of other assets includes $0 (2002 - $26,073) due from a company controlled by the president of the Company.

          (e)                             Accounts   payable   include
          $17,578 (2002 - $41,935; 2001 - $943) due to a shareholder.

15.  INCOME TAX LOSSES

     The Company has operating losses which may be carried forward to apply against future years' income for Canadian income tax purposes. These losses expire as follows:

   --------------------------------------------------------------------
     Available to                                            Amount
   --------------------------------------------------------------------
     2005                                                    $329,000
     2006                                                     165,000
     2007                                                     177,000
     2008                                                     282,000
     2009                                                   1,885,000
   --------------------------------------------------------------------

                                                           $2,838,000
   ====================================================================

     Future income taxes reflect the tax effects of the temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for tax purposes. The components of future income tax assets at December 31, 2003, 2002 and 2001 are as follows:

   ---------------------------------------------------------------------------
     Available to                           2003         2002         2001
   ---------------------------------------------------------------------------

     Future income tax assets
       Tax over book value of
         resource properties            $1,051,083   $1,095,893   $1,244,704
       Tax over book value of
         property and equipment             11,546       11,747      587,023
       Non-capital loss carry-forwards   1,078,436    1,379,463      726,750
   ---------------------------------------------------------------------------
                                         2,141,065    2,487,103    2,558,477

     Less:  Valuation allowance         (2,141,065)  (2,487,103)  (2,558,477)
   ---------------------------------------------------------------------------

     Net future income tax asset                $0           $0           $0
   ===========================================================================

WORLD VENTURES INC.
Notes to Consolidated Financial Statements
Years Ended October 31



15.  INCOME TAX LOSSES (Continued)

     The valuation allowance reflects the Company's estimate that the tax assets likely will not be realized.

16.  DIFFERENCE  BETWEEN  CANADIAN AND UNITED STATES GENERALLY
     ACCEPTED ACCOUNTING PRINCIPLES  (CANADIAN GAAP AND US GAAP)

     (a)  US accounting pronouncements

                                         (i)On  April  30,  2003,  the
               Financial Accounting Standards Board (FASB) issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. Statement 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, Statement 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. Statement 149 is effective for contracts entered into or modified after June 30, 2003. The Company believes the adoption of Statement 149 will not have any effect on its consolidated financial position, results of operations or cash flows.

                                         (ii)In January 2003, the FASB
               issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements. Interpretation 46 establishes accounting guidance for consolidation of variable interest entities that function to support the activities of the primary beneficiary. Interpretation 46 applies to any business enterprise both public and private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. The Company has no investment in or contractual relationship or other business relationship with a variable interest entity and therefore the adoption did not have any impact on the Company's consolidated financial position, results of operations or cash flows.

     (b)  Exploration expenditures

          Under   Canadian  GAAP  acquisition  costs  and  exploration
          expenditures are capitalized (note 5(d)).

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

WORLD VENTURES INC.
Notes to Consolidated Financial Statements
Years Ended October 31



16.  DIFFERENCE  BETWEEN  CANADIAN AND UNITED STATES GENERALLY
     ACCEPTED ACCOUNTING PRINCIPLES  (CANADIAN GAAP AND US GAAP)
     (Continued)

          (c) Reconciliation of total assets, liabilities and shareholders' equity (deficit):

     ------------------------------------------------------------------------
                                                      2003         2002
     ------------------------------------------------------------------------

          Total assets for Canadian GAAP            $104,455      $425,113
          Exploration expenditures                   (69,644)     (419,857)
     ------------------------------------------------------------------------

          Total assets for U.S. GAAP                 $34,811        $5,256
     ========================================================================

          Total liabilities per Canadian GAAP       $328,268    $1,039,530
          Adjustments to U.S. GAAP                         0             0
     ------------------------------------------------------------------------

          Total liabilities for U.S. GAAP            328,268     1,039,530
     ------------------------------------------------------------------------

          Total equity (deficit) for Canadian GAAP  (223,813)     (614,417)
          Exploration expenditures                   (69,644)     (419,857)
     ------------------------------------------------------------------------

          Total equity (deficit) for U.S. GAAP      (293,457)   (1,034,274)
     ------------------------------------------------------------------------

          Total equity (deficit) and liabilities
            for U.S. GAAP                            $34,811        $5,256
     ========================================================================

WORLD VENTURES INC.
Notes to Consolidated Financial Statements
Years Ended October 31



16.  DIFFERENCE  BETWEEN  CANADIAN AND UNITED STATES GENERALLY
     ACCEPTED ACCOUNTING PRINCIPLES  (CANADIAN GAAP AND US GAAP)
     (Continued)

     (d)  Reconciliation of loss reported in accordance with Canadian
          GAAP and U.S. GAAP:
     ------------------------------------------------------------------------
                                          2003        2002          2001
     ------------------------------------------------------------------------

     Net income (loss)
       Canadian GAAP                    $240,604   $(643,590)    $(287,656)
     Adjustments to  net loss
       Write-off of exploration
         expenditures                    (45,283)    (26,576)       (1,113)
     ------------------------------------------------------------------------

     Net income (loss) U.S. GAAP        $195,321   $(670,166)    $(288,769)
     ------------------------------------------------------------------------

     Net Income(loss) per
       common share Canadian
       GAAP - Basic and                   $ 0.02     $ (0.08)      $ (0.04)
       diluted
     ------------------------------------------------------------------------

     U.S. GAAP - Basic and diluted        $ 0.02     $ (0.09)      $ (0.04)
     ------------------------------------------------------------------------

     Weighted average number of
       shares outstanding             10,087,634   7,722,889     6,935,957
     ========================================================================

     Weighted average number of shares does not include the 300,000 shares to be redeemed per court judgement (note 13(f)).

SIGNATURES


     Pursuant to the requirements of the Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing a Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


               WORLD VENTURES INC.

                    By:  /s/ Raynerd B. Carson
                         -----------------------------
                         Raynerd B. Carson
                         President (Chief Executive Officer)

                    By:  /s/ Stewart A. Jackson
                         -----------------------------
                         Stewart A. Jackson
                         Vice President (Chief Financial Officer)


     Date:      April 16, 2004