Form 20-F
period 2004-10-31
WORLD VENTURES INC
filed 2005-04-27
CIK 861398

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED:  OCTOBER 31, 2004

Commission File Number:  000 - 18343

WORLD VENTURES INC.

 (formerly Nu-Dawn Resources Inc.)

(Exact Name of Registrant as Specified in its Charter)

 Not Applicable

(Translation of Registrant's name into English)

  Province of British Columbia, Canada

(Jurisdiction of Incorporation or Organization)

102 Piper Crescent, Nanaimo, BC, Canada V9T 3G3

(Address of Principal Executive Offices, including Postal Code)

(250) 756-0291

(Issuer's Telephone Number, Including Area Code)

Securities registered or to be registered pursuant to Section 12(b) of the Exchange Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act.

No Par Value Common Stock

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

 None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period of this Registration Statement:  11,832,154.  The Issuer had 12,132,154 shares of its Common Stock outstanding at April 26, 2005.  Of these shares 12,097,554 are held by non-affiliated persons and the aggregate market value of such shares based on the bid price of issurer's Common Stock on April 26, 2005 was approximately $3,871,217.

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

Item 17 [X]   Item 18 [  ]

The Issuer's revenues for its most recent fiscal year were $ NIL.

The Issurer's Common Stock is quoted on the OTC Bulletin Board - Symbol WVNTF

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

WORLD VENTURES INC.

/s/ Raynerd B. Carson (signed)

April 26th, 2005

Raynerd B. Carson, President

Date

WORLD VENTURES INC.

Year ended October 31, 2004

PART I

ITEM 1.

BUSINESS

(a)

General Development of Business

World Ventures Inc. (the “Company”) (formerly Nu-Dawn Resources Inc.) effected a name change on June 28th, 1999. World Ventures Inc. (formerly Nu-Dawn Resources Inc.) was incorporated on October 3rd, 1980 by registration of its Memorandum and Articles under the Company Act of the Province of British Columbia.  Since its formation, the Company has been engaged in the acquisition and exploration of mineral properties.   In 1999, the Company changed its direction of business to pursue real estate and land development. In 2001, the Company ceased its pursuit of real estate and land development and resumed its historical business of acquisition and exploration of mineral properties. The Company relies on its officers and directors to conduct its business affairs.

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

In August 1987, the Company completed a private placement of 550,797 'flow-through' common shares at a price of $0.37 per share to 19 private investors, together with warrants to purchase up to 550,797 additional shares at $0.42 per share during the ensuing 12 months.  Yorkton Securities Inc. (a Canadian broker-dealer) received a commission of 10% of the gross proceeds.  None of the warrants were exercised and did expire.

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

WORLD VENTURES INC.

Year ended October 31, 2004

PART I

ITEM 1.

BUSINESS

(a)

General Development of Business  (continued)

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

During the year ended October 31, 1991, the Company:

(i)

Issued 476,388 shares, to a company controlled by a director and officer, for consideration of $160,781 pursuant to a private placement.  The consideration consisted of cash of $30,000 and the assumption of accounts payable of $130,781 by the investor.  In addition, the investor also received warrants to purchase an additional 476,388 shares at $0.3375 per share until May 22, 1992 and at $0.39 per share from May 23, 1992 to May 22, 1993.

During the year ended October 31, 1992, the Company:

(i)

Issued 1,494,217 shares of which 1,400,000 shares were issued pursuant to a private placement of 1,400,000 units consisting of one share and a two year purchase warrant to purchase a share at $0.15 in the first year and $0.20 in the second year. The warrants expire on September 10, 1993. During the period 94,217 shares were issued at $0.299 to settle a debt totalling $28,265.00. Three directors resigned during the period and one new director was appointed. The lease on the Yankee Dundee mining property was terminated.

WORLD VENTURES INC.

Year ended October 31, 2004

PART I

ITEM 1.

BUSINESS

(a)

General Development of Business (continued)

During the year ended October 31, 1993, the Company:

(i)

Issued 784,470 shares pursuant to exercise of warrants for debt. The Company sold the Jersey Emerald mining claims for the consideration of twelve thousand dollars to be paid on equal annual instalments over the next three years. The Company retains a one and one half percent net smelter return royalty from any future production.

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

(ii)

Issued 50,000 shares at a deemed price of $0.15 per share pursuant to a letter agreement for exploration work. The Company's mineral properties in Canada were not in production during the period.  The Company's minor interest in an oil and gas production property in the United States, acquired in 1989, provided no income during the period.

During the year ended October 31, 1995, the Company:

(i)

Issued 1,500,000 units at $0.15 per unit pursuant to a private placement agreement dated July 7, 1995, each unit consisting of one common share and one non-transferable share purchase warrant entitling the holder to purchase a further common share for a period of two years at a price of $0.15 per share during the first year and $0.20 per share during the second year.

(ii)

The Company issued 266,667 units as an exploration payment on the Guanacaste Property in Costa Rica and the remainder of the balance in cash funds.  150,000 common shares were issued as a finder's fee.  As at October 31,1996 1,055,334 of the share purchase warrants remained unexercised. Issued 386,709 common shares at a deemed price of $0.15 per share pursuant to a share for debt agreement.

During the year ended October 31, 1996, the Company:

(i)

Issued 329,338 common shares for debt settlement of $71,069 of which 196,000 of those shares were issued to an individual related to the President of the Company for debt settlement of $29,400.

WORLD VENTURES INC.

Year ended October 31, 2004

PART I

ITEM 1.

BUSINESS

(a)

General Development of Business  (continued)

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

(iv)

Issued 444,666 of common shares pursuant to a private placement for cash proceeds of $50,000 and settlement of exploration payments of $14,000.

During the year ended October 31, 1997, the Company:

(i)

Issued 1,000,000 shares at $0.15 per share with non-transferable share purchase warrants to purchase 1,000,000 shares at $0.15 per share for a one year period and $0.18 per share in the second year.  At October 31, 1997, 696,499 of the share purchase warrants remained unexercised.

(ii)

Issued 325,000 units at $0.20 per share pursuant to a private placement agreement dated November 1996 entitling the holder to purchase either one flow-through common share or one common share at a price of $0.20 for one year. Issued 303,501 units at $0.15 per share on exercise of warrants for cash proceeds of $45,526.Issued 1,054,610 units at $0.20 per share on exercise of warrants for debt settlement of $210,922.

During the year ended October 31, 1998, the Company:

(i)

Issued 330,166 common shares at $0.15 per share pursuant to exercise of purchase warrants of private placement agreement dated April 29, 1997, for cash proceeds of $49,525.

(i)

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

WORLD VENTURES INC.

Year ended October 31, 2004

PART I

ITEM 1.

BUSINESS

(a)

General Development of Business  (continued)

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

During the year ended October 31, 2001, the Company:

(i)

Pursuant to a private placement dated November 13, 2000:  750,000 units were issued at a price of $0.10 per unit. Each unit consists of one common share and one non-transferable share purchase warrant exercisable for a period of two years, granting the holder the right to acquire one additional share at a price of  $0.10 per share in the first year and at a price of $0.15 per share in the second year.  These warrants were exercised during 2001 as settlement of loan payable.

During the year ended October 31, 2002, the Company:

(i)

Issued 1,500,000 shares at a price of $0.10 per share for settlement of $150,000 loan. Attached to the issued shares were 1,500,000 non-transferable share purchase warrants exercisable for a period of two years. As at October 31, 2002, 1,500,000 of the share purchase warrants remained unexercised.

During the year ended October 31, 2003, the Company:

(i)

Issued 1,500,000 shares at a price of $0.10 per share for settlement of $150,000 loan. Attached to the issued shares were 1,500,000 non-transferable share purchase warrants exercisable for the period to two years. As at October 31, 2003, 3,000,000 of the share purchase warrants remained unexercised.

WORLD VENTURES INC.

Year ended October 31, 2004

PART I

ITEM 1.

BUSINESS

(a)

General Development of Business  (continued)

During the year ended October 31, 2004, the Company:

(i)

Pursuant to a private placement dated April 24, 2002:  1,500,000 units were issued at a price of $0.10 per unit. Each unit consists of one common share and one non-transferable share purchase warrant exercisable for a period of two years, granting the holder the right to acquire one additional share at a price of  $0.10 per share in the first year and at a price of $0.15 per share in the second year.  The holder exercised 1,300,000 of these warrants during 2004 period as settlement of loan payable of $195,000. The remaining 200,000 warrants pursuant to this agreement expired April 24, 2004.

(ii)

Pursuant to an employee stock option agreement dated May 8th, 2000 granting the employee to purchase common shares of up to 50,000 common shares at $0.25. The employee had the option to exercise the share purchase for up to and including May 8, 2005. The employee exercised the option to purchase common shares at $0.25 per share on December 9, 2003 by way of settlement of debt of $12,500.As at October 31, 2004, 1,500,000 of the share warrants remained unexercised pursuant to a private placement issued in 2003.

(b)

Industry Segments

The Company presently operates the mineral exploration and development business in United States, Canada, Panama and Costa Rica.  The Company renewed its interest in gold mining projects and in 2002 the Company acquired a lease/purchase agreement in 19 claims in Nevada, U.S.A.

The Company continues to maintain its mineral holdings with the intent to explore, develop and recruit buyers or joint venture partners for their projects.   The Company will continue to pursue mining projects in North and Central America.

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

WORLD VENTURES INC.

Year ended October 31, 2004

PART I

ITEM 1.

BUSINESS

(c)

Narrative Description of Business  (continued)

In 2001, the Company abandoned (forfeited) the H.B. Mill site and property to the Province of British Columbia.

In 2002, the Company obtained the lease/purchase agreement on an old mineral property in Lapon Canyon, Nevada. The Company intends to explore and if warranted develop the Nevada property.  The Company intends to fund the Nevada property by equity funding or joint venture partners.

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

(i)

Products

Because the Company has been in the exploration stage in the mining business and is not engaged in the business of extracting minerals from any of its properties or operating its ore processing mill, the Company does not have any principal products and has not generated any revenues to date.

(ii)

Status of Product

There has been no public announcement of, nor has the Company otherwise made public information about, any new product or industry segment of the Company requiring the investment by the Company of a material amount of its total assets, or which is otherwise material to the Company's operations. However, should the Company determine to commence production of the Nevada property this would require large expenditures and commitment of funds neither of which are presently available to the Company.

WORLD VENTURES INC.

Year ended October 31, 2004

PART I

ITEM 1.

BUSINESS

(d)

Plan of Operation (continued)

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

(vi)

Working Capital Items

The Company is in the exploration stage and thus has no revenues from activities.  As a result, most of the Company's activities have been and are likely in the future to be conducted using available capital resources, the lack of which could restrict the Company's future activities.

(vii)

Customer Dependence

The Company is not dependent upon a single or few customers for revenues.

(viii)

Backlog of Orders

The nature of the Company's business precludes a backlog of orders.

(ix)

Government Contracts

No portion of the Company's business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the government.

WORLD VENTURES INC.

Year ended October 31, 2004

PART I

ITEM 1.

BUSINESS

(d)

Plan of Operation (continued)

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

(xii)

Environmental Regulation

MINING

The Company, like any business involved in the extraction or processing of mineral properties, may be required to make extensive capital expenditures in the future to protect the environment and to comply with applicable environmental regulations in connection with any exploration, development, mining or milling activities.  As of the end of 2004, the Company was engaged in no such activities. However, such capital expenditures or requirements could effect the Company's competitive position in the business and, conceivably, could limit the Company's availability to enter into some projects.  No capital expenditures for environmental control facilities have been made and the Company does not expect to make any such expenditures during the current or coming fiscal year.

(xiii)

Employees

During fiscal year ended October 31, 2004, the Company employed one part-time office manager who provided services to the company on a contract basis.  Most Company operations will be conducted by the officers on a part time basis or by outside contractors. If the Nevada minerals property were placed in developed and production, full-time employees would then be hired.

WORLD VENTURES INC.

Year ended October 31, 2004

PART I

ITEM 1.

BUSINESS

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

WORLD VENTURES INC.

Year ended October 31, 2004

PART I

ITEM 2.

DESCRIPTION OF PROPERTY (continued)

Triton Property (continued)

As of October 31, 2000, the Company has a 50% interest in certain mineral claims located in MacMurchy Township of the Larder Lake Mining Division, Ontario.  A third party has agreed to maintain the good standing of the mineral claims.  During the year ended October 31, 1997, the Company wrote down the balance of its interest in this property.

In 2004 the Company acquired an additional 50% interest in the Triton Property from Temagami Mines Ltd., subject to a 1% royalty payable to Teck-Cominco Limited.  The Company in 2004 has entered in a letter on intent with Starfire Minerals Inc., whereby Starfire Minerals Inc. can earn a 50% interest in the Triton Property by providing exploration expenditures of $500,000 over a five-year period.  Under this agreement the Company does not commit any funds to this project until Starfire Minerals Inc. earns a 50% interest.  In addition, the Company will receive 200,000 common shares of Starfire Minerals Inc. upon finalization of the agreement.

Starfire Minerals Inc. informed the Company that they have carried out a ground magnetometer and electromagnetic survey of the Triton Property. Starfire Minerals Inc. has further advised the Company that approximately 800 acres of mining claims have been added to the Triton Property.

H.B. Mill Property

On December 1, 2001, the Company forfeited the H.B. Mill property to the Crown of British Columbia for non-payment of property taxes.   Although the Company no longer owns the property, the Company may regain ownership by paying all delinquent taxes, penalties, interest, fees and costs incurred by the Province in administering the property.  The Company had until November 30, 2002 to redeem the ownership of the property.

As of March 16, 2003, the Company had not and presently has no intention to redeem ownership of the property.  As a result, H.B. Mill and land was written down to nil, due to complete forfeiture of the property to the Crown.

Jersey Emerald Property

The Company sold the Jersey Emerald mining claims in 1993 for the consideration of $12,000 to be paid in three equal annual payments and the Company retained a one and one half percent net smelter return royalty.  All property payments have been made and the Company retains one and one-half percent net smelter return royalty.  Sultan Minerals Inc., a public company unrelated to World Ventures Inc., is carrying out an exploration program, including core drilling, in 1996/97 on the property. As of October 31, 2004, the Company continues to retain one half percent net smelter return royalties of this property.

WORLD VENTURES INC.

Year ended October 31, 2004

PART I

ITEM 2.

DESCRIPTION OF PROPERTY (continued)

Pan-Oro, Panama

During the year 1995, the Company entered into a letter of agreement with Grande Portage Resources Ltd to enter into a joint-venture agreement to develop mineral concessions in Panama. The agreement has not yet been concluded and regulatory approval remains outstanding.  During 2001, the Company decided to write-down its investment in this property to a nominal carrying value.  The Company still retains the right to resume exploration in this property.  The Company has 90% ownership interest in Pan-Oro, S.A., a Panamanian corporation. As of October 31, 2004, the Company is not actively exploring this property and will hold it for future exploration.

Guanacaste, Costa Rica

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

In order to exercise the option, the Company was required to obtain an independent feasibility study prior to June 30, 1997, and thereafter put the property into production. Geological and geochemical surveys were carried out in 1996, and a core drill hole was drilled to test for gold.  Results to date have been inconclusive. During 2003, the Company decided to write-down its investment in this property to a nominal carrying value.  The Company still retains the right to resume exploration in this property. As at October 31, 2004, the Company is not actively exploring this property and will hold it for future exploration.

Lapon Canyon, Nevada, United States

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

WORLD VENTURES INC.

Year ended October 31, 2004

PART I

ITEM 2.

DESCRIPTION OF PROPERTY (continued)

Lapon Canyon, Nevada, United States

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

December 6, 2007 through August 6, 2008

$4,000

(viii)

September 6, 2008 through the 6th day of

$4,500

each month thereafter

Potts granted the Company the exclusive right and option to purchase the Property for $US 1,250,000 or 50% of the unpaid balance at any time during the initial or extended terms of the lease.  Upon exercise of this option by the Company, Potts shall transfer the property to the Company with a reserved royalty on production equal to 0.5% of net smelter returns. Pursuant to the Letter Agreement with Potts, the Company is current and has paid all lease/royalty payments as required as at April 26, 2005.

The Company's consultants, J.H. Montogomery, Ph.D., P. Eng. and N. Barr, B. Sc., recommend that a US$1 million dollar exploration program be carried out on the Company's Lapon Canyon gold project located in Mineral County, Nevada. On July 31, 2004 the Company applied to the Regional Office of the Bureau of Land Management for permits to carry out its exploration program.  The Company received approval for the permits on September 16, 2004.  The Company is required to post a reclamation bond in the amount of US$2,500.

ITEM 3.

LEGAL PROCEEDINGS

A charge has been placed over all assets of the Company as security for unpaid British Columbia corporation capital tax amounting to approximately $79,047, including interest at October 31, 2004.

Puruant to a court judgement dated November 8, 2002, the Company is require to redeem 300,000 shares at a price of $0.20 per share from a creditor. Interest is to be charges at 4% per annum. As of March 17, 2005, the 300,000 shares have not been redeemed, but reclassified to accounts payable.

WORLD VENTURES INC.

Year ended October 31, 2004

PART I

ITEM 4.

CONTROL OF REGISTRANT

The following table sets forth the person(s) known to the Company to own beneficially more that ten percent (10%) of any class of the Company's voting securities and the total amount of any class of the Company's voting securities owned by the officers and directors as a group:

TITLE OF LASS	IDENTITY OF PERSON OR GROUP	NUMBER OF SHARES	PERCENTAGE OF CLASS
COMMON	Cede & Co. PO Box 20 Bowling Green Stn New York, New York 10274	5,032,271	42.5%
COMMON	CDS & Co. PO Box 1038 STN A Toronto Ontario, M5W 1G5	1,941,469	16.4%
COMMON	Hecote Junteno S.A. PO Box 6095 1000 San Jose, Costa Rica	1,500,000	12.9%
COMMON	Investors First S.A. c/o Arias, Aleman & Mora Calle 50 Edif Tower 1ER Piso Apartado 8799 Panama 5, Panama	2,836,733	24.0%
COMMON	Officers and Directors Collectively	34,600.3%

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

PRICE RANGE	High	Low
2004 1st Quarter	0.70	0.40
2004 2nd Quarter	0.50	0.28
2004 3rd Quarter	0.40	0.22
2004 4th Quarter	0.40	0.25
2003 1st Quarter	0.08	0.03
2003 2nd Quarter	0.06	0.02
2003 3rd Quarter	0.15	0.05
2003 4th Quarter	0.25	0.08

As of October 31, 2004 the Company had approximately 257 registered shareholders on record of its no par value common  stock.  Based on representations received by the Company from certain record holders, the Company believes that there are in excess of 1,000 non-registered beneficial owners of its common stock bringing the total number of shareholders in excess of 1,200.

WORLD VENTURES INC.

Year ended October 31, 2004

PART I

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

WORLD VENTURES INC.

Year ended October 31, 2004

PART I

ITEM 7.

TAXATION (continued)

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

FOR THE YEAR ENDED OCTOBER 31, 2004:	2004	2003	2002
CONSOLIDATED STATEMENTS OF OPERATIONS	$	$	$
Revenue	0	0	0
Costs and Expenses	(118,632)	(85,672)	(134,454)
Write Down of Debts	0	721,772	0
Write Down of Resource Property	(5,549)	(395,496)	0
Write Down of Capital Assets & Deferred Costs	0	0	(509,136)
Net Income (Loss)	(210,541)	590,817	(670,166)
Net Income (Loss) Per Share	(0.02)	0.06	(0.09)
CONSOLIDATED BALANCE SHEETS
Total Assets	21,828	34,811	5,256
Total Liabilities	318,299	328,268	1,039,530
Accumulated Deficit	(7,358,844)	(7,148,330)	(7,739,147)
Working Capital (-Deficit)	(299,089)	(296,729)	(643,590)
Shareholder's Equity	(296,471)	(293,457)	(1,034,274)
Cash Dividends per Share	0	0	0

WORLD VENTURES INC.

Year ended October 31, 2004

PART I

ITEM 8.

SELECTED FINANCIAL DATA (continued)

The rate of exchange between U.S. dollars (U.S.$) and Canadian dollars (Cdn$) for each of the Company's last five fiscal years was as follows:

	2004	2003	2002	2001	2000
Rate at October 31	0.76	0.69	0.64	0.65	0.68
Average Rate for the Calendar Year	0.77	0.71	0.64	0.65	0.67

ITEM 9.

MANAGEMENT'S DISCUSSIONS AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

All of the Company's capital resources from inception have come from the sale of stock to investors. Available cash has been expended by the Company to explore its non-producing mineral properties in British Columbia, Ontario, Nevada, Panama and Costa Rica.  Operating without full-time employees for most of the last eight years and depending on the part-time services of its officers and directors, the Company has been able to direct most of its cash resources directly to property acquisition, and exploration.  Resource properties reflect the acquisition cost and direct exploration and development expenditures on the Company's non-producing properties.

Results of Operations

The Company has never received revenue from operations and has only minimal amounts of interest and related income since inception.  As acquisition, exploration and development expenses are capitalized until properties are abandoned or further exploration is deemed unwarranted. Annual losses reflect primarily general, administrative expenses and resource property write offs.

The Company does expect to be carrying out mining exploration and development work on properties held under agreement.

WORLD VENTURES INC.

Year ended October 31, 2004

PART I

ITEM 9.

MANAGEMENT'S DISCUSSIONS AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Liquidity and Capital Resources

The Company's capital, and therefore its liquidity, has always depended upon amounts raised from investors from the sale of stock, either privately or publicly.

The Company in 2002 issued 1,500,000 common shares at a price of $0.10 per share for settlement of $150,000 loan payable. Attached to the issue of shares were 1,500,000 non-transferable share purchase warrants exercisable for a period of two years. The Company in 2003 issued 1,500,000 common shares at a price of $0.10 per share for settlement of $150,000 loan payable. Attached to the issue of shares were 1,500,000 non-transferable share purchase warrants exercisable for a period of two years. In 2004, pursuant the private placement dated April 24, 2002: the holder exercised 1,300,000 warrants, the remaining 200,000 warrants expired. An employee pursuant to a stock option agreement date May 8, 2000 exercised the option in 2004 and purchase 50,000 common shares at purchase of $0.25 per common share in settlement of debt for services provided.. As at October 31, 2004 1,500,000 warrants pursuant to a private placement issued in 2003 remain unexercised.

Since the Company was incorporated, it had been engaged primarily in the acquisition and exploration of mineral properties.  The Company has no source of income and therefore the Company is fully dependant on equity funding or joint venture partnerships to further its projects. The Company expenditures will be directed towards Triton and Lapon projects in 2005.

During the year ended October 31, 2004, as compared to the October 31, 2003 fiscal year, current assets of the Company decreased to $19,210 from $31,539 in 2003. Accounts payables decreased from $353,931 in 2002, $328,268 in 2003 and $318,299 in the current year. The Company's has working capital deficiency at October 31, 2004 of $299,089. As at October 31, 2003 the Company reported a working capital deficiency of $296,729.

The Company intends to continue its fund raising efforts to meet its working capital requirements, its obligation to Lapon Canyon - Nevada Project. The Company is actively pursuing senior financing in order to achieve this goal. There is no assurance that the Company will be able to raise some of all of the required funds.Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity materially decreasing beyond the current projected expenditures.

The Company's consolidated financial statements for the three-month period ended January 31, 2005 with comparatives have been prepared in accordance with Canadian generally accepted accounting principles. The Company's financial reporting is in Canadian dollars.

Financial results for the Company's year ended October 31, 2004 result in net loss of $124,181, which is reflective of the continued renewed activity of the Company. The net losses increased to $643,590 for October 31, 2002. The significant change for 2003, net income of  $240,604, compared to current period ended and for 2002 years was the result of debts write downs of $721,772.

WORLD VENTURES INC.

Year ended October 31, 2004

PART I

ITEM 9.

MANAGEMENT'S DISCUSSIONS AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Liquidity and Capital Resources (continued)

Though expenses are comparative across all categories, interest decreased to $60,231 in 2002, $10,981 in 2003 and increased to $17,860 in 2004. Professional fees decreased from $29,017 in 2002, to $13,994 in 2003 and increased to $18,910 in 2004. Also reflective of renewed activity were increases in Travel and promotion, Accounting and administration and Office and sundry. Travel and promotion increased from $7,915 in 2002, and $12,893 in 2003 to $37,452 for 2004.  Office and sundry increased to $5,739 in 2003 and decrease to $5,479 for 2004. Revenues remained unchanged at $0 consistent with the current year and prior years, reflective of the nature of a mining exploration company.

In 2003, the Company realized extraordinary gains through the write off of debts that had been carried as Loan payable and Long-Term debts. A total of $721,772 was written off during the 2003 year.

Reflective of the revitalization efforts, the Company's expenditures on Resources Properties increased to $26,576 in 2002, $43,066 in 2003, and $91,882 in 2004. During 2004, $5,549 was written off, and in 2003, $393,279 was written off as result of the Company's inactivity of the acquired Resource Properties.

During 2004, the Company adopted the recommendations of the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110, Asset Retirement Obligations.  The Company has determined that it currently does not have such obligations; therefore, there is no effect on the financial statements.

The Company has included expenditures for services paid to an individual related to the President of the Company in the amount of $12,000.

The Company's authorized share capital and issued is as follows:

Authorized -   50,000,000 Common shares without par value

Issued	Number
	of Shares		Amount
Balance, October 31, 2002	8,982,154		$6,704,873
Shares issued on settlement of debt	1,500,000		150,000
Balance, October 31, 2003	10,482,154
Exercise of warrants	1,300,000		195,000
Options exercised on settlement of debt	50,000		12,500
Balance, October 31, 2004	11,832,154	$

WORLD VENTURES INC.

Year ended October 31, 2004

PART I

ITEM 9.

MANAGEMENT'S DISCUSSIONS AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Liquidity and Capital Resources (continued)

The Company's net income (loss) per share are as follows:

	2004	2003	2002
Basic Income (Loss) per Share	$(0.01)	$0.02	$(0.08)

Dilutive effect of stock options	0	0	0
Dilutive effect of warrants	0	0	0
Diluted earnings (loss) per share	$(0.01)	$0.02	$(0.08)
Weighted average number of shares
Outstanding	11,832,154	10,087,634	7,722,889
Dilutive effect of stock options	0	550,000	0
Dilutive effect of warrants	0	805,480	0
Adjusted weighted average
number of shares outstanding	11,832,154		7,722,889

Common share equivalents consisting of stock options and warrants are not considered in the computation for the 2004 and 2002 year-ends because their effects would be anti-dilutive.

Weighted average number of shares does not include the 300,000 shares to be redeemed in accordance with the court judgement (note 12(f)) to the financial statements.

During 2004 the Company issued 1,300,000 Common Shares pursuant to a private placement warrant purchase option at a price of $.15 per unit and 50,000 Common Shares pursuant to an employee stock option at a price of $.25 per unit in settlement of a debt of $12,500. During 2003 the Company issued 1,500,000 Common Shares pursuant to a private placement warrant purchase option at a price of $.10 per unit. In 2002 the Company issued 1,500,000 Common shares pursuant to a private placement warrants purchase option at a price of $.10 per unit also, in settlement of a $150,000 debt. No private placement warrants were issued during the current fiscal year ended October 31, 2004.

The Company's business is subject to risks normally encountered in mineral resource exploration and development. The ultimate profitability of the Company's business is related to the success the Company achieves in the development, placing in production of minerals from resource properties.

Please also refer to the notes to the consolidated financial statements for further details.

WORLD VENTURES INC.

Year ended October 31, 2004

PART I

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

The name, position with the Company, the age of each director and executive officer, and the period during which each has served are as follows:

Name and Position in the Company	Age	Director or Officer Since
Raynerd B. Carson President and Director	71	Director since November 1989 President since 1990
Gary Van Norman Vice President and Director	66	Director since February 1996
Dr. Stewart A. Jackson Vice-President, Explorations and Director	64	June 1997

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

Dr. Stewart A. Jackson

Experienced professional with 39 years in the mineral industry. Involved in exploration and development of both base and precious metal deposits in a wide range of environments for both large and small companies.  Responsible for the discovery and development of several major mineral discoveries.

One of the officer/director of the Company is director of an entity, the securities of which are registered under the Securities Exchange Act of 1934 or the Securities Exchange Act of 1933:

Dr. Stewart  Jackson

Monument Resources Inc., Director, V.P. Exploration

Little Squaw Gold Mining Company, Director, V.P. Exploration

WORLD VENTURES INC.

Year ended October 31, 2004

PART I

ITEM 11.

COMPENSATION OF DIRECTORS AND OFFICERS

During the fiscal year ended October 31, 2004, there was no compensation to directors and officers of the Company for services because of Canadian allowance standards.

ITEM 12.

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

The following is a summary of the employee and director stock options outstanding as of October 31, 2004 and a summary of all such Options exercised in 2003 and 2002.

Stock options granted as at October 31, 2004 were as follows:

Directors	Number of shares	Price	Expiration Date
Stewart Jackson	250,000	$0.25	May 8, 2005
Gary Van Norman	250,000	$0.25	May 8, 2005

Total outstanding director and employee stock options for 2004 - 500,000 and 2003 - 550,000.

No stock options exercised by directors or employees during the years 2003 and 2002. During 2004 Ferne Nowlan exercised common share employee stock option purchasing 50,000 of Company common shares by way of debt settlement of $12,500.

Under applicable regulations of the British Columbia Securities Commission, the Company is not authorized to issue options to directors, employees or affiliates constituting more than 10% of the outstanding common stock.  There are no other plans.

The Company pays other incidental compensation to executive officers from time to time, consisting primarily of reimbursement for business related activities on behalf of the Company.  However, the aggregate of all such other compensation did not exceed 10% of cash compensation reported for the fiscal year ended October 31, 2004.

No cash compensation is currently being paid to members of the Board of Directors for their services as directors.  No cash compensation was paid to directors during the years ended 2001, 2002, 2003 and 2004.

WORLD VENTURES INC.

Year ended October 31, 2004

PART I

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

During 1996, Curitiba S.A. purchased from Dydar Resources Ltd. 7,813,665 shares of Nu-Dawn Resources Inc. for investment purposes.

As of October 31, 2004, Dydar Resources Inc. held 100,000 shares of World Ventures Inc. in trust for Curitiba S.A.

WORLD VENTURES INC.

Year ended October 31, 2004

PART II

ITEM 14.

DESCRIPTION OF SECURITIES

(a)

Capital Stock

The Company's authorized capital stock consists of 50,000,000 shares of common stock, no par value.  The following is a summary and is qualified in its entirety by reference to the Company's Articles and Special Resolution and Altered Memorandum, copies of which are exhibits to the Company's Registration Statement.

(b)

Common Stock

The outstanding shares of common stock are fully paid and non-assessable.  As of the date of this Statement, 11,832,154 shares of common stock were issued and outstanding.

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

DEFAULTS UPON SENIOR SECURITIES

None

ITEM 16.

CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

None

WORLD VENTURES INC.

Year ended October 31, 2004

PART IV

ITEM 17.

 FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm………………………….............................................…	Page 27
Consolidated Balance Sheets as at October 31, 2004 and 2004	Page 28
Consolidated Statements of Operations and Deficit for Three Years Ended October 31, 2004, 2003 and 2002…………….	Page 29
Consolidate Statements Cash Flows for Three Years Ended October 31, 2004, 2003 and 2002.…………….	Page 30
Notes to Consolidated Financial Statements........................…	Page 31-43

ITEM 18.

CONSOLIDATED FINANCIAL STATEMENTS AND EXHIBITS

(a)

Financial Statements

See Item 17 for a list of financial statements and schedules incorporated as: pages 27-43

(b)

Exhibits -  See Exhibits 31 and 32, filed herewith.

WORLD VENTURES INC.

(An Exploration Stage Company)

Consolidated Financial Statements

October 31, 2004 and 2003

INDEX

Page

Report of Independent Registered Public Accounting Firm

27

Consolidated Financial Statements

Consolidated Balance Sheets

28

Consolidated Statements of Operations and Deficit

29

Consolidated Statements of Cash Flows

30

Notes to Consolidated Financial Statements

31-43

Pannell Kerr Forster

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF WORLD VENTURES INC.

(AN EXPLORATION STAGE COMPANY)

We have audited the consolidated balance sheets of World Ventures Inc. (an Exploration Stage Company) as at October 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the three years ended October 31, 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (“PCAOB”).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of World Ventures Inc. as at October 31, 2004 and 2003 and the results of its operations and its cash flows for the three years ended October 31, 2004 in accordance with Canadian generally accepted accounting principles.  Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States of America and are discussed in note 15 to the financial statements.

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (as included following the opinion paragraph) when the financial statements are affected by the Company's ability to continue as a going-concern.  Our report to the shareholders dated March 7, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such an uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.

“Pannell Kerr Forster”

(Registered with the PCAOB as “Smythe Ratcliffe”)

Chartered Accountants

Vancouver, Canada

March 7, 2005

COMMENTS BY AUDITORS FOR CANADIAN READERS

ON CANADA - US REPORTING CONFLICT

The accompanying financial statements have been prepared assuming the Company will continue as a going-concern.  As discussed in note 2 to the financial statements, the Company has insufficient cash resources and significant amounts owing to suppliers and debt holders.  These matters raise substantial doubt about the Company's ability to continue as a going-concern.  These consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty.

“Pannell Kerr Forster”

(Registered with the PCAOB as “Smythe Ratcliffe”)

Chartered Accountants

Vancouver, Canada

March 7, 2005

WORLD VENTURES INC.

(An Exploration Stage C0ompany)

Consolidated Balance Sheets (note 2)

October 31

	2004		2003

Assets (notes 4 and 11)

Current
Cash	$15,667		$28,984
Accounts receivable	3,543		2,555

Total Current Assets	19,210
Equipment (notes 8 and 11)	2,618		3,272
Resource Properties (notes 7 and 9)	155,977		69,644

Total Assets	$177,805	$

Liabilities

Current
Accounts payable (note 10)	$318,299		$328,268

Total Liabilities	318,299

Capital Stock and Deficit

Capital Stock (note 12)	7,062,373		6,854,873
Deficit	(7,202,867)		(7,078,686)

Total Capital Stock and Deficit	(140,494)

Total Liabilities and Capital Stock and Deficit	$177,805	$

See notes to consolidated financial statements.

Approved on behalf of the Board:

“Ray Carson”

........................................................................................  Director

Ray B. Carson

“Gary Van Norman”

........................................................................................  Director

Gary Van Norman

WORLD VENTURES INC.

(An Exploration Stage Company)

Consolidated Statements of Operations and Deficit

Years Ended October 31

		2004		2003		2002

Expenses
Travel and promotion		$37,452		$12,893		$7,915
Professional fees		18,910		13,994		29,017
Interest and bank charges		17,860		10,981		60,231
Transfer agent, filing fees and printing		12,403		7,604		6,035
Rent		12,000		12,000		12,000
Accounting and administration		10,701		18,169		11,500
Office and sundry		5,479		5,739		1,101
Telephone and fax		2,992		3,301		3,020
Vehicle and fuel		181		252		56
Corporation capital tax		0		0		2,530
Consulting and management fees		0		0		204
Amortization		654		739		845

Loss Before Other Items		(118,632)		(85,672)		(134,454)

Other Items
Write-down of debts (note 11)		0		721,772		0
Write-down of other assets		0		0		(28,573)
Write-down of property and equipment (note 8)		0		0		(480,563)
Write-down of resource properties (note 9)		(5,549)		(395,496)		0

Net Income (Loss) for Year
Deficit, Beginning of Year		(7,078,686)		(7,319,290)		(6,675,700)
Deficit, End of Year	$		$		$

Income (Loss) per Share (note 12(g))
Basic		$ (0.01)		$ 0.02		$ (0.08)
Diluted		$ (0.01)		$ 0.02		$ (0.08)

Weighted Average Number of Shares
Outstanding
Basic		10,908,045		10,087,634		7,722,889
Diluted		10,908,045		11,443,114		7,722,889

See notes to consolidated financial statements.

WORLD VENTURES INC.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

Years Ended October 31

		2004		2003		2002

Operating Activities
Net income (loss)		$(124,181)		$240,604		$(643,590)
Items not involving cash
Write-down of resource properties		5,549		395,496		0
Accrued interest on loan payable		0		0		33,669
Write-down of property and equipment		0		0		480,563
Write-down of other assets		0		0		28,573
Write-down of debts		0		(685,931)		0
Amortization		654		739		845

Operating Cash Flow (Deficit)

Changes in Non-Cash Working Capital
Accounts receivable		(988)		(1,477)		1,001
Accounts payable		2,531		124,669		193,572

Total Changes in Non-Cash Working Capital

Cash Provided by (Used in) Operating Activities

Investing Activity
Expenditures relating to resource
properties, net of recoveries		(91,882)		(45,916)		(26,576)

Cash Used in Investing Activity

Financing Activities
Proceeds from warrants exercised		195,000		0		0
Repayments to shareholder		0		0		(49,640)
Advances to related parties		0		0		(26,073)
Repayment of lease obligation		0		0		(2,050)
Proceeds from loan		0		0		2,530

Cash Provided by (Used in) Financing Activities

Inflow (Outflow) of Cash
Cash, Beginning of Year		28,984		800		7,976

Cash, End of Year	$		$		$

Supplemental Cash Flow Information
Interest paid during year		$0		$0		$264

Supplemental Information for Investing
and Financing Activities
Warrants exercised as settlement of debt		$12,500		$150,000		$150,000

See notes to consolidated financial statements.

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2004

1.

OPERATIONS

The Company was incorporated under the laws of the Province of British Columbia, Canada and its principal business activities include exploration of natural resource properties.

2.

GOING-CONCERN

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going-concern basis, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business.

The Company has incurred significant operating losses with an accumulated deficit of $7,202,867 and at October 31, 2004 had a working capital deficiency (an excess of current liabilities over current assets) of $299,089.  The Company's ability to continue as a going-concern is in substantial doubt and is dependent upon its ability to secure additional financing on a timely basis, receive cooperation from its creditors and achieve sufficient cash flows to cover obligations and expenses.  Subsequent to October 31, 2004, certain of the debts of the Company will be settled with the issuance of shares.  The Company is actively pursuing mining development in the State of Nevada and at the date of these financial statements is focused on pursuing senior financing in order to achieve this goal.   The outcome of these matters cannot be predicted at this time.  These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities, which might be necessary should the Company be unable to continue its operations as a going-concern.

The Company currently has some long outstanding amounts owed to debtors, which have gone to collection agencies.  The Company owes the British Columbia government for corporation capital tax (note 4), which has interest accruing on a monthly basis.  The Company is in discussion with the government to work out a repayment plan for the debt.  The repurchase of shares as mentioned in note 12(f) is still incomplete.

3.

BASIS OF PRESENTATION

These financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all figures are in Canadian dollars.  Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States of America.  The significant differences and the approximate related effects on these consolidated financial statements are set forth in note 15.

1.

CHARGE ON ASSETS

A charge has been placed over all the assets of the Company as security for unpaid British Columbia corporation capital tax amounting to approximately $79,047, including interest as at October 31, 2004.

1.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Principles of consolidation

These financial statements include the accounts of World Ventures Inc. and its wholly-owned subsidiary, World Ventures (Nevada) Inc.  All significant inter-company balances and transactions have been eliminated.

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2004

1.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

(a)

Equipment

Equipment is recorded at cost. Amortization of the machinery, equipment and automobiles is calculated at 20% per annum using a declining-balance method.

(a)

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

(b)

Asset retirement obligations

During 2004, the Company early adopted the recommendations of the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110, Asset Retirement Obligations.  The Company has determined that it currently does not have such obligations, therefore, there is no effect on the financial statements.

(c)

Stock-based compensation plans

Effective November 1, 2003, the Company adopted the amended recommendations of the CICA for stock-based compensation and other stock-based payments.  Under the amended recommendations, the Company accounts for stock options granted to directors, employees and consultants using the fair-value method.  The fair value of each option granted is estimated on the date of grant using the Black-Scholes options pricing model and charged to earnings over the vesting period with a corresponding increase in contributed surplus.  Upon exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to capital stock.

Previously, the options granted to employees were accounted for using the intrinsic value method where compensation expense is recorded when options are granted at discounts to market.  Options granted to non-employees were accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

(d)

Income (loss) per share

Income (loss) per share computations are based on the weighted average number of common shares outstanding during the year.  Common share equivalents consisting of stock options are not considered in the computation of diluted loss per share for the 2004 and 2002 year-ends because their effects would be anti-dilutive.

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2004

1.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a)

Foreign currency transactions

Foreign currency transactions are translated into Canadian dollars at the rate of exchange on the transaction date.  Gains and losses arising from translation of foreign currency are included in operations together with related expenses.

1.

FINANCIAL INSTRUMENTS

(a)

Fair value

The carrying values of cash, accounts receivable and accounts payable approximate their fair values because of the short maturity of these financial instruments.

(b)

Interest risk

The Company is not exposed to interest risk due to the short-term nature of its monetary assets and liabilities.

(c)

Credit risk

The Company is exposed to credit risk that arises from the possibility that its debtors may experience financial difficulty and be unable to fulfil their obligations.

(d)

Translation risk

The Company is exposed to foreign currency fluctuations to the extent expenditures incurred by the Company are not denominated in Canadian dollars.

1.

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

1.

EQUIPMENT

	2004
		Accumulated
	Cost	Amortization	Net

Automobiles	$17,219	$16,605	$614
Machinery	5,671	4,277	1,394
Equipment	967	357	610

	$23,857	$21,239	$2,618

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2004

1.

EQUIPMENT (Continued)

		2003
				Accumulated
		Cost		Amortization		Net

Automobiles		$17,219		$16,451		$768
Machinery		5,671		3,929		1,742
Equipment		967		205		762

	$		$		$

On December 1, 2001, the Company forfeited the H.B. Mill property to the Province of British Columbia for non-payment of capital taxes.  Although the Company no longer owns the property, the Company may regain ownership by paying all delinquent taxes, penalties, interest, fees and costs incurred by the province in administering the property.  The Company had until November 30, 2002 to regain the ownership of the property.  The Company has not and has no intention to regain ownership of the property.  During 2002, the H.B. Mill and land were written down to $nil due to complete forfeiture of the property to the Province of British Columbia.

1.

RESOURCE PROPERTIES

		Guanacaste		Pan-Oro		Lapon		Gladiator		Totals
		(note 9(a))		(note 9(c))		(note 9(b))		(note 9(e))

Balance, October 31, 2002		$393,280		$1		$26,576		$0		$419,857

Legal		0		0		6,975		0		6,975
Lease and supplies		2,217		0		28,591		0		30,808
Geological		0		0		7,500		0		7,500
Write-down of resource properties		(395,496)		0		0		0		(395,496)

Balance, October 31, 2003								0

Property tax		0		0		0		5,549		5,549
Legal		0		0		2,050		0		2,050
Consulting		0		0		16,500		0		16,500
Lease and supplies		0		0		36,178		0		36,178
Travel		0		0		19,779		0		19,779
Geological		0		0		11,826		0		11,826
Write-down of resource properties		0		0		0		(5,549)		(5,549)

Balance, October 31, 2004	$		$		$		$		$

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2004

1.

RESOURCE PROPERTIES (Continued)

(a)

Guanacaste, Costa Rica

Pursuant to an option agreement dated October 23, 1995 and amended February 27, 1996 between the Company and Minera Oceanica S.A., the Company acquired an option for the mineral and surface rights in Concession 6622 situated in the Juntas de Abangares, District of Guanacaste, Costa Rica, subject to a 10% royalty in favour of Minera Oceanica S.A. on operating profits derived from the property, or US $100,000 per year, whichever is greater.  This royalty has been waived indefinitely until the commencement of production.

Finders fees of $22,500 have been included in the cost of resource properties. The Company wrote down the property during 2003 and is holding the rights for future use.

(b)

Lapon Canyon, Nevada

The Company entered into a lease purchase agreement dated June 6, 2002 with Mr. Donald B. Potts ("Potts") to acquire the right to explore, develop and mine a property located in Mineral County, Nevada, USA (the "Property").  The initial lease term is five years but can be extended for an additional five years, and for so long thereafter as minerals are mined and produced from the Property.  Upon commencing production of valuable minerals from the Property, the Company will pay Potts a royalty on production equal to 4% of net smelter returns.

Pursuant to a letter agreement with Potts dated May 2, 2002, the Company has paid to Potts the sum of US $11,000, which includes the royalty payment due on June 6, 2002.  Commencing July 6, 2002, royalty payments are payable as follows:

Amount of Monthly

Payment Period

   Payment $ US

(i)

July 6, 2002 through February 6, 2003 (paid)

$     1,000

(ii)

March 6, 2003 through November 6, 2003 (paid)

$     1,500

(iii)

December 6, 2003 through August 6, 2004 (paid)

$     2,000

(iv)

September 6, 2004 through May 4, 2005 (paid to March 2005)

$     2,500

(v)

June 6, 2005 through February 6, 2006

$     3,000

(vi)

March 6, 2006 through November 6, 2007

$     3,500

(vii)

December 6, 2007 through August 6, 2008

$     4,000

(viii)

September 6, 2008 through the 6th day of each month thereafter

$     4,500

Potts granted the Company the exclusive right and option to purchase the Property for US $1,250,000 or 50% of the unpaid balance at any time during the initial or extended terms of the lease.  Upon exercise of this option by the Company, Potts will transfer the Property to the Company with a reserved royalty on production equal to 0.5% of net smelter returns.

As at March 7, 2005, the Company had completed all royalty payments.

On July 31, 2004, the Company applied to the Regional Office of The Bureau of Land Management for permits to carry out its exploration program on the Lapon Canyon gold project. The Company received approval from the Regional Office of The Bureau of Land Management on September 16, 2004. The Company is required to post a reclamation bond in the amount of US $2,500.

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended October 31, 2004

1.

RESOURCE PROPERTIES (Continued)

(a)

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

As at October 31, 2004, the Company is not actively exploring this property and will hold it for future development.

(b)

Triton, Ontario

During 1997, the Company had written off the cost of its interest in this property. During the current period, the Company acquired an additional 50% interest for a total of 100% interest in certain mineral claims located in MacMurchy Township of the Lardev Lake Mining Division, Ontario subject to a 1% royalty (NSR) payable to Teck Cominco Limited.

Subsequent to October 31, 2004, the Company entered into a letter of intent with Starfire Minerals Inc. (“Starfire”) to explore the Company's Triton property.  In accordance with the agreement, Starfire will expend $500,000 over a period of five years to earn a 50% interest in the Triton property. In addition, the Company will receive 200,000 common shares of Starfire upon finalization of the agreement.

Starfire informed the Company that they are actively exploring this property and that approximately 800 acres of mining claims have been added to the Triton property.

(c)

Gladiator, Arizona

The Company entered into an option agreement on January 14, 2000 with Curitiba S.A., a Costa Rican corporation, to acquire 100% of the issued and outstanding shares of Nor-Quest Arizona Inc., an Arizona corporation. Nor-Quest Arizona Inc. has title to 170 acres within the Prescott National Forest in the State of Arizona. The option expired January 14, 2002; however, as part of the original agreement, the Company agreed to pay any property tax balance outstanding during the option period. During 2004, the Company paid the outstanding arrears taxes of $5,549 relating to the option period.

1.

ACCOUNTS PAYABLE

	2004		2003

Trade payables	$239,252		$238,670
Capital taxes payable	79,047		74,098
Rent due to related parties	0		15,500

	$318,299	$

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2004

2.

LOAN PAYABLE TO PREMANCO INDUSTRIES LTD. AND LOSS ON LAWSUIT

In 2003, the Company, on the basis of a legal opinion, has written off a debt of $685,931 owed to an unrelated party.  The creditor was to be paid from royalties earned from a property that has reverted to the Province of British Columbia (note 8).  The creditor's only recourse was against that property which is no longer owned by the Company.

1.

CAPITAL STOCK

(a)

Authorized

  50,000,000 Common shares without par value

(a)

Issued

	Number
	of Shares		Amount

Balance, October 31, 2002	8,982,154		$6,704,873
Shares issued on settlement of debt	1,500,000		150,000

Balance, October 31, 2003	10,482,154
Exercise of warrants	1,300,000		195,000
Options exercised on settlement of debt	50,000		12,500

Balance, October 31, 2004	11,832,154	$

During 2004, the Company issued 1,300,000 shares at a price of $0.15 per share on exercise of share purchase warrants.

During 2004, the Company issued 50,000 shares at a price of $0.25 per share to settle $12,500 of debt to an employee of the Company.

During 2003, the Company issued 1,500,000 shares at a price of $0.10 per share to settle $150,000 of debt to a significant shareholder. Attached to the issued shares were 1,500,000 non-transferable share purchase warrants exercisable for a period of two years (note 12(e)).

(b)

The following table summarizes the Company's stock option activity for the years ended October 31, 2004, 2003 and 2002:

			Weighted
		Exercise	Average
	Number	Price	Exercise
	of Shares	Per Share	Price

Balance, outstanding and exercisable October 31, 2002 and 2003	550,000	$ 0.25	$ 0.25
Exercised	(50,000)	0.25	-
Balance, outstanding and exercisable October 31, 2004	500,000	$ 0.25	$ 0.25

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2004

1.

CAPITAL STOCK (Continued)

(d)

Stock options outstanding to directors and employees as at October 31, 2004 and 2003 were as follows:

	Exercise	Number of Shares
Expiry Date	Price	2004	2003

May 8, 2005	$ 0.25	500,000	550,000

(e)

Share purchase warrants outstanding and exercisable as at October 31, 2004 and 2003 were as follows:

Number
of Warrants

Balance October 31, 2002 (note 12(e)(i))	1,500,000
Issued with private placement shares (notes 12(b) and 12(e)(ii))	1,500,000

Balance, October 31, 2003
Expired (note 12(e)(i))	(200,000)
Exercised	(1,300,000)

Balance, October 31, 2004

(i)

The warrants were attached to private placement shares issued during 2002.   If exercised before April 24, 2003 the exercise price was $0.10, or $0.15 if exercised before April 24, 2004.  The warrants expired unexercised during 2004.

(ii)

The warrants were attached to private placement shares issued during 2003.  If exercised before April 19, 2004 the exercise price was $0.10, or $0.15 if exercised before April 19, 2005.  The warrants entitle the holder to purchase the stated number of common shares at the exercise price.

(a)

Pursuant to a court judgement dated November 8, 2002, the Company is required to redeem 300,000 shares at a price of $0.20 per share from a creditor.  Interest is to be charged at 4% per annum.  As of March 7, 2005, the 300,000 shares have not been redeemed, but have been reclassified to accounts payable.

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2004

1.

CAPITAL STOCK (Continued)

(a)

Income (loss) per share

	2004	2003	2002

Basic Income (Loss) per Share	$(0.01)	$0.02	$(0.08)

Dilutive effect of stock options	0	0	0
Dilutive effect of warrants	0	0	0

Diluted earnings (loss) per share	$(0.01)	$0.02	$(0.08)

Weighted average number of shares
outstanding	10,908,045	10,087,634	7,722,889
Dilutive effect of stock options	0	550,000	0
Dilutive effect of warrants	0	805,480	0

Adjusted weighted average
number of shares outstanding

Common share equivalents consisting of stock options and warrants are not considered in the computation for the 2004 and 2002 year-ends because their effects would be anti-dilutive.

Weighted average number of shares does not include the 300,000 shares to be redeemed in accordance with the court judgement (note 12(f)).

1.

RELATED PARTY TRANSACTIONS

(a)

Services provided by directors or parties related to directors:

	2004	2003	2002

Rent	$12,000	$12,000	$12,000

(b)

Accounts receivable include $665 due from a director (2003 - $665).

(c)

Accounts payable include $0, (2003 - $15,500) due to an individual related to the president of the Company.

(d)

Accounts payable include $0, (2003 - $17,578) due to a shareholder.

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2004

14.

INCOME TAX LOSSES

The Company has operating losses that may be carried forward to apply against future years'

income for Canadian income tax purposes.  These losses expire as follows:

Available to		Amount

2005		$337,000
2006		165,000
2007		177,000
2008		282,000
2009		1,885,000
2010		48,000
2011		118,000

	$

Future income taxes reflect the tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  The applicable tax rate to be expected is 38%.  The components of future income tax assets at December 31, 2004, 2003 and 2002 are as follows:

		2004		2003		2002

Future income tax assets
Tax over book value of resource properties		$1,184,166		$1,051,083		$1,095,893
Tax over book value of property and equipment		11,796		11,546		11,747
Non-capital loss carry-forwards		1,146,025		1,078,436		1,379,463

		2,341,987		2,141,065		2,487,103
Less: Valuation allowance		(2,341,987)		(2,141,065)		(2,487,103)

Net future income tax assets	$		$		$

The valuation allowance reflects the Company's estimate that the tax assets likely will not be realized.

15.

DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP)

(a)

Recently issued US accounting pronouncements

(i)

On April 30, 2003, the Financial Accounting Standards Board (FASB) issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities.  Statement 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features.  In addition, Statement 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives.  Statement 149 is effective for contracts entered into or modified after June 30, 2003.  The Company believes the adoption of Statement 149 will not have any effect on its consolidated financial position, results of operations or cash flows.

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2004

15.

DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

(i)

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements.  Interpretation 46 establishes accounting guidance for consolidation of variable interest entities that function to support the activities of the primary beneficiary.  Interpretation 46 applies to any business enterprise both public and private that has a controlling interest, contractual relationship or other business relationship with a variable interest entity.  The Company has no investment in or contractual relationship or other business relationship with a variable interest entity and, therefore the adoption did not have any impact on the Company's consolidated financial position, results of operations or cash flows.

(ii)

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  It requires that an issuer classify a financial instrument that is within its scope as a liability (or asset in some circumstances).  These requirements of SFAS No. 150 apply to issuers' classification and measurement of freestanding financial instruments, including those that compromise more that one option of forward contract.  SFAS No. 150 does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety.  SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of non-public entities.  It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of the adoption.  There is no impact on the Company's financial statements.

(iii)

FAS 151, Inventory Costs:  This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005.  Earlier application is permitted for the inventory costs incurred during fiscal years beginning after November 24, 2004.  The provisions of this statement should be applied prospectively.  There is no impact on the Company's financial statements.

(iv)

FAS 152, Accounting for Real Estate Time-Sharing Transactions:  This Statement is effective for financial statements for fiscal years beginning after June 15, 2005.  Restatement of previously issued financial statements is not permitted.  There is no impact on the Company's financial statements.

(v)

FAS 153, Exchanges of Non-Monetary Assets:  The provision of this Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.  Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004.  The provisions of this Statement should be applied prospectively.  There is no impact of the Company's financial statements.

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2004

15.

DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

(vi)

FIN 46(R), Consolidation of Variable Interest Entities, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of Interpretation 46(R).   Application of Interpretation 46 or Interpretation 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003.  Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004.  Application by small business issuers to entities other than special purpose entities and by non-public entities to all types of entities is required at various dates in 2004 and 2005.  In some instances, enterprises have the option of continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R).  There is no impact on the Company's financial statements.

(vii)

In 2004, FASB issued a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation.  This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance.  This revised pronouncement required that all stock options and warrants be accounted for using the fair value method.  As discussed in Note 5(f), the Company has adopted Statement No. 123; however, since the Company did not issue stock options in the current year there is no direct impact on the financial statements.

(a)

The Company's accounting policies do not materially differ from accounting policies generally accepted in the United States (US GAAP) except as follows:

Exploration expenditures

Under Canadian GAAP, acquisition costs and exploration expenditures of resource properties are capitalized (note 5(d)).

Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred.  Commercial feasibility is established in compliance with Industry Guide 7, which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.  After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized.  In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of pre-feasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.

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

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2004

15.

DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

(a)

Reconciliation of total assets, liabilities and shareholders' deficit:

	2004	2003

Total assets per Canadian GAAP	$177,805	$104,455
Exploration expenditures	(155,977)	(69,644)

Total assets per US GAAP	$21,828	$34,811

Total liabilities per Canadian GAAP	$318,299	$328,268
Adjustments to US GAAP	0	0

Total liabilities per US GAAP	318,299	328,268

Shareholders' deficit per Canadian GAAP	(140,494)	(223,813)
Exploration expenditures	(155,977)	(69,644)

Shareholders' deficit per US GAAP	(296,471)	(293,457)

Shareholders' deficit and liabilities per US GAAP	$21,828	$34,811

(b)

Reconciliation of loss reported in accordance with Canadian GAAP and US GAAP:

	2004	2003	2002

Net income (loss) per Canadian GAAP	$(124,181)	$240,604	$(643,590)
Adjustments to net loss
Write-off of exploration expenditures	(91,882)	(45,283)	(26,576)
Add back expenditures that would have been expensed in prior years under US GAAP	5,549	395,496	0

Net income (loss) per US GAAP	$(210,514)	$590,817	$(670,166)

Net income (loss) per common share c

Canadian GAAP - Basic and diluted	$ (0.01)	$ 0.02	$ (0.08)

US GAAP - Basic and diluted	$ (0.02)	$ 0.06	$ (0.09)

Weighted average number of
shares outstanding	10,908,045	10,087,634	7,722,889

Weighted average number of shares does not include the 300,000 shares to be redeemed in accordance with the court judgement (note 12(f)).

SIGNATURES

Pursuant to the requirements of the Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing a Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

WORLD VENTURES INC.

By:

/s/ Raynerd B. Carson

Raynerd B. Carson

President (Chief Executive Officer)

By:

/s/ Stewart A. Jackson

Stewart A. Jackson

Vice President (Chief Financial Officer)

Date:

 April 26, 2005