Form 20-F
period 2005-10-31
WORLD VENTURES INC
filed 2006-04-17
CIK 861398

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED: OCTOBER 31, 2005

Commission File Number: 000 - 18343

WORLD VENTURES INC.

(formerly Nu-Dawn Resources Inc.)

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Province of British Columbia, Canada

(Jurisdiction of Incorporation or Organization)

102 Piper Crescent, Nanaimo, BC, Canada V9T 3G3

(Address of Principal Executive Offices, including Postal Code)

(250) 756-0291

(Issuer’s Telephone Number, Including Area Code)

Securities registered or to be registered pursuant to Section 12(b) of the Exchange Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act.

No Par Value Common Stock

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period of this Registration Statement: 13,572,154. The Issuer had 13,716,154 shares of its Common Stock outstanding at March 8, 2006. Of these shares 13,566,461 are held by non-affiliated persons and the aggregate market value of such shares based on the bid price of issuer’s Common Stock on March 17, 2006 was approximately $5,074,977.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒ Item 18 ☐

The Issuer’s revenues for its most recent fiscal year were $ NIL.

The Issuer’s Common Stock is quoted on the OTC Bulletin Board – Symbol WVNTF.OB

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

WORLD VENTURES INC.

/s/ Raynerd B. Carson	March 17th, 2006
Raynerd B. Carson, President	Date

WORLD VENTURES INC.

Year ended October 31, 2005

PART I

ITEM 1.	BUSINESS

(a)	General Development of Business

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

By agreement dated November 21st, 1986, the Company completed a private placement of 248,000 “flow-through” common shares at a price of $0.3226 per share to 14 private investors, together with warrants to purchase up to 248,000 additional shares at $0.40 per share during the ensuing 12 months. The Company paid no commissions. Subsequently, warrants for the purchase of an additional 105,614 shares were exercised by certain of the investors for total proceeds to the Company of $42,245.

“Flow-through” common shares under applicable laws of Canada permit amounts paid by investors to be expended by the issuer in exploration of mineral properties with the amounts expended deductible, for purposes of reporting income under applicable Canadian income tax laws, by the individual investor and not by the issuer. Other than such characteristics, such shares are equivalent to all other shares of common stock of the issuer.

In August 1987, the Company completed a private placement of 550,797 ‘flow-through’ common shares at a price of $0.37 per share to 19 private investors, together with warrants to purchase up to 550,797 additional shares at $0.42 per share during the ensuing 12 months. Yorkton Securities Inc. (a Canadian broker-dealer) received a commission of 10% of the gross proceeds. None of the warrants were exercised and did expire.

WORLD VENTURES INC.

Year ended October 31, 2005

PART I

ITEM 1.	BUSINESS

(a)	General Development of Business (continued)

In 1988, the Company entered into an agreement to acquire an ore concentrating and milling facility and small parcel of land located within a few miles of the Company’s two principal mining prospects in British Columbia near the town of Salmo. The acquisition was completed in 1989 and as consideration for the acquisition of the milling facility (referred to hereafter as the “H.B. Mill”); the Company issued 7,200,000 shares of its common stock to Nor-Quest Resources Ltd. (“Nor-Quest”), a publicly owned British Columbia corporation.

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

Subsequent to the private sale of the Company’s stock by Nor-Quest, as described above, the purchaser of those shares, Dydar Resources Ltd. (“Dydar”), a British Columbia corporation owned by Raynerd B. Carson. Raynerd B. Carson became a director of the Company in November, 1989, made a private acquisition from the Company of 2,000,000 shares of the Company’s common stock and a stock purchase warrant entitling Dydar to purchase an additional 2,000,000 shares of common stock at $0.20 per share for a total purchase price of $300,000.

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

WORLD VENTURES INC.

Year ended October 31, 2005

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

WORLD VENTURES INC.

Year ended October 31, 2005

PART I

ITEM 1.	BUSINESS

(a)	General Development of Business (continued)

(ii)

Issued 50,000 shares at a deemed price of $0.15 per share pursuant to a letter agreement for exploration work. The Company’s mineral properties in Canada were not in production during the period. The Company’s minor interest in an oil and gas production property in the United States, acquired in 1989, provided no income during the period.

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

(ii)

The Company issued 266,667 units as an exploration payment on the Guanacaste Property in Costa Rica and the remainder of the balance in cash funds. 150,000 common shares were issued as a finder’s fee. As at October 31,1996 1,055,334 of the share purchase warrants remained unexercised. Issued 386,709 common shares at a deemed price of $0.15 per share pursuant to a share for debt agreement.

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

WORLD VENTURES INC.

Year ended October 31, 2005

PART I

ITEM 1.	BUSINESS

(a)	General Development of Business (continued)

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

Year ended October 31, 2005

PART I

ITEM 1.	BUSINESS

(a)	General Development of Business (continued)

During the year ended October 31, 1999, the Company:

(i)

Pursuant to a private placement dated November 13, 1998; 1,000,000 units were issued at a price of $0.15 per unit consisting of one share and one non-transferable share purchase warrant exercisable for a period of two years, granting the holder the right to acquire one additional share at $0.15 per share in the first year and at a price of $0.18 per share in the second year.

During the year ended October 31, 2000, the Company:

(i)	During 2000, a reverse stock split on a 5:1 basis occurred. The number of shares has been adjusted to reflect this transaction.

(ii)

Pursuant to a private placement dated April 5, 2000; 600,000 units were issued at a price of $0.25 per unit for cash. Each unit consisting of one share and one non-transferable share purchase warrant exercisable for a period of two years, granting the holder the right to acquire one additional share at a price of $0.25 per share in the first year and at a price of $0.40 per share in the second year.

(iii)

Issued an employee stock option agreement dated May 8th, 2000 granting the employee the option to purchase common shares of up to 50,000 common shares at $0.25. The employee had the option to exercise the share purchase for up to and including May 8, 2005.

(iv)

Issued director stock option agreements dated May 8th, 2000 granting directors the option to purchase common shares of up to 500,000 common shares at $0.25. The directors had the option to exercise the share purchase for up to and including May 8, 2005. As at October 31, 2000 no stock options were exercised.

WORLD VENTURES INC.

Year ended October 31, 2005

PART I

ITEM 1.	BUSINESS

(a)	General Development of Business (continued)

During the year ended October 31, 2001, the Company:

(i)

Pursuant to a private placement dated November 13, 2000; 750,000 units were issued at a price of $0.10 per unit. Each unit consists of one common share and one non-transferable share purchase warrant exercisable for a period of two years, granting the holder the right to acquire one additional share at a price of $0.10 per share in the first year and at a price of $0.15 per share in the second year. These warrants were exercised during 2001 as settlement of loan payable. As at October 31, 2001 no stock options were exercised.

During the year ended October 31, 2002, the Company:

(i)

Issued 1,500,000 shares at a price of $0.10 per share for settlement of $150,000 loan. Attached to the issued shares were 1,500,000 non-transferable share purchase warrants exercisable for a period of two years. As at October 31, 2002, 1,500,000 of the share purchase warrants remained unexercised. As at October 31, 2002 no stock options were exercised.

During the year ended October 31, 2003, the Company:

(i)

Issued 1,500,000 shares at a price of $0.10 per share for settlement of $150,000 loan. Attached to the issued shares were 1,500,000 non-transferable share purchase warrants exercisable for the period to two years. As at October 31, 2003; 3,000,000 of the share purchase warrants remained unexercised. As at October 31, 2003 no stock options were exercised.

During the year ended October 31, 2004, the Company:

(i)

Pursuant to a private placement dated April 24, 2002: 1,500,000 units were issued at a price of $0.10 per unit. Each unit consists of one common share and one non-transferable share purchase warrant exercisable for a period of two years, granting the holder the right to acquire one additional share at a price of $0.10 per share in the first year and at a price of $0.15 per share in the second year. The holder exercised 1,300,000 of these warrants during 2004 period as settlement of loan payable of $195,000. The remaining 200,000 warrants pursuant to this agreement expired.

WORLD VENTURES INC.

Year ended October 31, 2005

PART I

ITEM 1.	BUSINESS

(a)	General Development of Business (continued)

(ii)

Pursuant to an employee stock option agreement dated May 8th, 2000 granting the employee to purchase common shares of up to 50,000 common shares at $0.25. The employee had the option to exercise the share purchase for up to and including May 8, 2005. The employee exercised the option to purchase common shares at $0.25 per share on December 9, 2003 by way of settlement of debt of $12,500. As at October 31, 2004, 1,500,000 of the share warrants remained unexercised pursuant to a private placement issued in 2003. As October 31, 2004, 500,000 stock options remained unexercised.

During the year ended October 31, 2005, the Company:

(i)

Pursuant to a private placement dated April 19, 2003: 1,500,000 units were issued at a price of $0.10 per unit. Each unit consists of one common share and one non-transferable share purchase warrant exercisable for a period of two years, granting the holder the right to acquire one additional share at a price of $0.10 per share in the first year and at a price of $0.15 per share in the second year. The holder exercised 1,500,000 of these warrants during 2005 period as settlement of loan payable of $225,000. As at October 31, 2005, no warrants for shares remained.

(i)

Pursuant to director stock option agreements dated May 8th, 2000 granting the directors of the company purchase common shares of up to 500,000 common shares at $0.25. The directors had the option to exercise the share purchase for up to and including May 8, 2005. During the fiscal year the stock options for 500,000 shares did expire.

(ii)

Issued a stock option agreement dated March 31st, 2005 granting the directors/employee to purchase common shares of up to 800,000 common shares at $0.25. The employee had the option to exercise the share purchase for up to and including March 31st, 2007. As at October 31, 2005, 800,000 stock options remained unexercised.

WORLD VENTURES INC.

Year ended October 31, 2005

PART I

ITEM 1.	BUSINESS

(a)	General Development of Business (continued)

Subsequent to the year ended October 31, 2005, the Company:

(i)

Pursuant to a private placement dated March 1, 2006: 1,250,000 units were issued at a price of $0.20 per unit. Each unit consists of one common share and one non-transferable share purchase warrant exercisable for a period of two years, granting the holder the right to acquire one additional share at a price of $0.25 per share in the first year and at a price of $0.35 per share in the second year.

(ii)	Pursuant to an agreement dated February 10, 2006 the Company issued 84,000 shares at a price of $0.33 per share for settlement of $27,720 of debt.

ITEM 1.	BUSINESS

(b)	Industry Segments

The Company presently operates the mineral exploration and development business in the United States, Canada, Panama and Costa Rica. The Company renewed its interest in gold mining projects and in 2002 the Company acquired a lease/purchase agreement in 19 claims in Nevada, U.S.A.

The Company continues to maintain its mineral holdings with the intent to explore, develop and recruit buyers or joint venture partners for their projects. The Company will continue to pursue mining projects in North and Central America.

(c)	Narrative Description of Business

Upon organization the Company’s organizers caused two non-producing mineral properties located near Salmo, British Columbia, Canada, to be transferred to the Company. Subsequently, the Company acquired interest in two other non-producing mineral properties located in Ontario and British Columbia, Canada. (ITEM 2)

WORLD VENTURES INC.

Year ended October 31, 2005

PART I

ITEM 1.	BUSINESS

(c)	Narrative Description of Business (continued)

The Company’s principal activities through the end of 1999 have consisted principally of financing activities for the purpose of raising capital to explore Company properties and the exploration of the properties using the funds raised. The Company intends to continue to explore its properties to determine whether commercially extractable minerals exist and, if funding is available, may engage in the development of mineralized zones and the production of minerals.

Through 1994/95 substantially all of the Company’s available capital has been expended for mineral property acquisition exploration and upgrading the H.B. Mill. No mining operations have been conducted and no operation of the Company’s H.B. Mill, acquired in 1989, has been attempted. In 2001, the Company abandoned (forfeited) the H.B. Mill site and property to the Province of British Columbia.

In 2002, the Company obtained the lease/purchase agreement on an old mineral property in Lapon Canyon, Nevada. The Company intends to explore and if warranted develop the Nevada property. The Company has no source of income and therefore the Company is fully dependent on equity financing or joint venture partnerships to further its projects. Most of the Company’s expenditures have been directed towards the Triton and Lapon projects in 2005 and will continue in 2006.

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

WORLD VENTURES INC.

Year ended October 31, 2005

PART I

ITEM 1.	BUSINESS

(d)	Plan of Operation (continued)

Since March 2002, the Company has concentrated on the Mineral County, Nevada Project. Exploration and feasibility work is required to ascertain if the project is viable. The Company’s investigations are at the early stage and there is no assurance that permitting or financing for this project will be available.

(i)	Products

Because the Company has been in the exploration stage in the mining business and is not engaged in the business of extracting minerals from any of its properties or operating its ore processing mill, the Company does not have any principal products and has not generated any revenues to date.

(ii)	Status of Product

There has been no public announcement of, nor has the Company otherwise made public information about, any new product or industry segment of the Company requiring the investment by the Company of a material amount of its total assets, or which is otherwise material to the Company’s operations. However, should the Company determine to commence production of the Nevada property this would require large expenditures and commitment of funds neither of which are presently available to the Company.

(iii)	Raw Materials

The sources and availability of raw materials essential to the Company’s business are limited in the context that mineral bearing ore of a high enough commercial grade to justify development must be discovered or otherwise acquired and explored before a production decision can be made and implemented. Mining projects are dependant on permitting, water supply, utilities and roads. The Company anticipates no lack of materials, supplies and services.

WORLD VENTURES INC.

Year ended October 31, 2005

PART I

ITEM 1.	BUSINESS

(d)	Plan of Operation (continued)

(iv)	Patents, Trademarks and Licenses

The Company has no material patents, trademarks, licenses, franchises or concessions except insofar as mining claims or properties acquired from the Canadian & Costa Rican governments. The Company believes it is in compliance with all applicable obligations regarding such titles.

(v)	Seasonality

The Company’s business is seasonal only to the extent that severe winter conditions may limit the Company’s exploratory activities or future mill operating activities.

(vi)	Working Capital Items

The Company is in the exploration stage and thus has no revenues from activities. As a result, most of the Company’s activities have been and are likely in the future to be conducted using available capital resources, the lack of which could restrict the Company’s future activities.

(vii)	Customer Dependence

The Company is not dependent upon a single or few customers for revenues.

(viii)	Backlog of Orders

The nature of the Company’s business precludes a backlog of orders.

(ix)	Government Contracts

No portion of the Company’s business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the government.

WORLD VENTURES INC.

Year ended October 31, 2005

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

In general, properties with a higher grade of recoverable mineral and/or which are more readily mineable afford the owners a competitive advantage in that the cost of production is lower. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties. The Company’s competitive position in the mining business in general, and in the State of Nevada in particular, is insignificant.

(xi)	Research and Development

The Company has not engaged in any material research and development activities during its last three fiscal years except to the extent that it conducted mineral exploration activities.

(xii)	Environmental Regulation - MINING

The Company, like any business involved in the extraction or processing of mineral properties, may be required to make extensive capital expenditures in the future to protect the environment and to comply with applicable environmental regulations in connection with any exploration, development, mining or milling activities. As of the end of 2005, the Company was engaged in no such activities. However, such capital expenditures or requirements could effect the Company’s competitive position in the business and, conceivably, could limit the Company’s availability to enter into some projects. No capital expenditures for environmental control facilities have been made and the Company does not expect to make any such expenditures during the current or coming fiscal year.

WORLD VENTURES INC.

Year ended October 31, 2005

PART I

ITEM 1.	BUSINESS

(d)	Plan of Operation (continued)

(xiii)	Employees

During fiscal year ended October 31, 2005, the Company employed one part-time office manager who provided services to the company on a contract basis. Most Company operations will be conducted by the officers on a part time basis or by outside contractors. If the Nevada mineral property were placed in development and production, full-time employees would then be hired.

(e)	Financial Information About Foreign and Domestic Operations and Export Sales

The Company does not foresee that there is any risk to the conduct of its business in the United States, Canada, Panama, and Costa Rica.

ITEM 2.	DESCRIPTION OF RESOURCE PROPERTY

Triton, Ontario, Canada

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

WORLD VENTURES INC.

Year ended October 31, 2005

PART I

ITEM 2.	DESCRIPTION OF PROPERTY (continued)

Triton, Ontario, Canada (continued)

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

The exploration program has established several gold bearing quartz veins on the Triton Property, with anomalous gold values obtained ranging from .035 oz. gold per ton in one test hole to as high as .694 oz. of gold per ton in one hole. Additional drilling to further test the areas where encouraging results were found has been recommended. The Company and its join venture partners have made no determination about what further exploration will be undertaken. The Company’s expenditures in the joint venture have totalled $250,000.

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

WORLD VENTURES INC.

Year ended October 31, 2005

PART I

ITEM 2.	DESCRIPTION OF PROPERTY (continued)

Triton, Ontario, Canada (continued)

Starfire Minerals Inc. informed the Company that they have carried out a ground magnetometer and electromagnetic survey of the Triton Property. Starfire Minerals Inc. has further advised the Company that approximately 800 acres of mining claims have been added to the Triton Property. On July 18, 2005, Starfire relinquished its right to earn a 50% interest in the property. In November 2005, the Company retained Vision Exploration to carry out an E-M survey on the Triton Property.

H.B. Mill, British Columbia, Canada

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

Kootenay, British Columbia, Canada

The Company sold its 100% working interest in the Jersey-Emerald mineral claims located in the Nelson Mining Division, Kootenay, British Columbia, Canada (Jersey-Emerald Property) in 1993 for the consideration of $12,000 to be paid in three equal annual payments. The Company retained 1.5% net smelter returns in the Jersey-Emerald Property. Sultan Minerals Inc., of Vancouver British Columbia, Canada, a public company unrelated to World Ventures Inc., is carrying out an exploration program, including core drilling, in 1996/97 on the property. Sultan Minerals Inc. released a report dated January 18th, 2006 summarizing their exploration program. A large base metal zone of minerialization has been identified. On-going evaluations of the Property has continued in February 2006. As of October 31, 2005, the Company continues to retain one half percent net smelter return royalties of this property.

WORLD VENTURES INC.

Year ended October 31, 2005

PART I

ITEM 2.	DESCRIPTION OF PROPERTY (continued)

Pan-Oro, Panama

During the year 1995, the Company entered into a letter of agreement with Grande Portage Resources Ltd to enter into a joint-venture agreement to develop mineral concessions in Panama. The agreement has not yet been concluded and regulatory approval remains outstanding. During 2001, the Company decided to write-down its investment in this property to a nominal carrying value. The Company still retains the right to resume exploration in this property. The Company has 90% ownership interest in Pan-Oro, S.A., a Panamanian corporation. As of October 31, 2005, the Company is not actively exploring this property and will hold it for future exploration.

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

In order to exercise the option, the Company was required to obtain an independent feasibility study prior to June 30, 1997, and thereafter put the property into production. Geological and geochemical surveys were carried out in 1996, and a core drill hole was drilled to test for gold. Results to date have been inconclusive. During 2003, the Company decided to write-down its investment in this property to a nominal carrying value. The Company still retains the right to resume exploration in this property. As at October 31, 2005, the Company is not actively exploring this property and will hold it for future exploration.

Lapon Canyon, Nevada, United States

The Company entered into a Lease Purchase Agreement dated June 6, 2002 with Mr. Donald B. Potts (“Potts”) to acquire the right to explore, develop and mine the property located in Mineral County, Nevada, USA (the “Property”). The initial lease term is five years but can be extended for an additional five years, and for so long thereafter as minerals are mined and produced from the Property. Upon commencing production of valuable minerals from the property, the Company shall pay Potts a royalty on production equal to 4% of net smelter returns.

WORLD VENTURES INC.

Year ended October 31, 2005

PART I

ITEM 2.	DESCRIPTION OF PROPERTY (continued)

Lapon Canyon, Nevada, United States

Pursuant to a Letter Agreement with Potts dated May 2, 2002, the Company has paid to Potts the sum of $US 11,000 which includes the royalty payment due on June 6, 2002. Commencing July 6, 2002, royalty payments are payable as follows:

	Payment Period	Amount Monthly $ US
(i)	July 6, 2002 through February 6, 2003	$1,000
(ii)	March 6, 2003 through November 6, 2003	$1,500
(iii)	December 6, 2003 through August 6, 2004	$2,000
(iv)	September 6, 2004 through May 4, 2005	$2,500
(v)	June 6, 2005 through February 6, 2006	$3,000
(vi)	March 6, 2006 through November 6, 2007	$3,500
(vii)	December 6, 2007 through August 6, 2008	$4,000
(viii)	September 6, 2008 through the 6th day of	$4,500
	each month thereafter

Potts granted the Company the exclusive right and option to purchase the Property for $US 1,250,000 or 50% of the unpaid balance at any time during the initial or extended terms of the lease. Upon exercise of this option by the Company, Potts shall transfer the property to the Company with a reserved royalty on production equal to 0.5% of net smelter returns. Pursuant to the Letter Agreement with Potts, the Company is current and has paid all lease/royalty payments as required as at March 17, 2006.

The Company’s consultants, J.H. Montgomery, Ph.D., P. Eng. and N. Barr, B. Sc., recommend that a US$1,000,000 (one million) dollar exploration program be carried out on the Company’s Lapon Canyon gold project located in Mineral County, Nevada. On July 31, 2004 the Company applied to the Regional Office of the Bureau of Land Management for permits to carry out its exploration program. The Company received approval for the permits on September 16, 2004. The Company is required to post a reclamation bond in the amount of US$2,500.

WORLD VENTURES INC.

Year ended October 31, 2005

PART I

ITEM 3.	LEGAL PROCEEDINGS

A charge has been placed over all assets of the Company as security for unpaid British Columbia corporation capital tax amounting to approximately $84,927, including interest at October 31, 2005.

Pursuant to a court judgement dated November 8, 2002, the Company is require to redeem 300,000 shares at a price of $0.20 per share from a creditor. Interest is to be charges at 4% per annum. As of October 31, 2005, the 300,000 shares have not been redeemed, but reclassified to accounts payable.

ITEM 4.	CONTROL OF REGISTRANT

The following table sets forth the person(s) known to the Company to own beneficially more that ten percent (10%) of any class of the Company’s voting securities and the total amount of any class of the Company’s voting securities owned by the officers and directors as a group:

TITLE OF LASS	IDENTITY OF PERSON OR GROUP	NUMBER OF SHARES	PERCENTAGE OF CLASS
COMMON	Cede & Co. PO Box 20 Bowling Green Stn New York, New York 10274	6,030,571	44.0%
COMMON	CDS & Co. PO Box 1038 STN A Toronto Ontario, M5W 1G5	1,938,869	14.1%
COMMON	Hecote Junteno S.A. PO Box 6095 1000 San Jose, Costa Rica	3,000,000	21.9%
COMMON	Investors First S.A. c/o Arias, Aleman & Mora Calle 50 Edif Tower 1ER Piso Apartado 8799 Panama 5, Panama	1,836,733	13.4%
COMMON	Officers and Directors Collectively	149,693	1.09%

Note 1:	Beneficial owners listed have sole voting and investment power with respect to the shares shown unless otherwise indicated.

WORLD VENTURES INC.

Year ended October 31, 2005

PART I

ITEM 5.	NATURE OF TRADING MARKET

The common stock of the Company is listed on the OTC Electronic Bulletin Board in New York. The following table sets forth the high and the low sales prices for shares of common stock on the OTC:BB for each quarter of the Company’s last two fiscal years. Brokers in the United States can make a market on the NASD electronic bulletin board by submitting a Form 211 with the NASD.

PRICE RANGE	High	Low
2005 1st Quarter	0.40	0.40
2005 2nd Quarter	0.50	0.22
2005 3rd Quarter	0.50	0.18
2005 4th Quarter	0.35	0.10
2004 1st Quarter	0.70	0.40
2004 2nd Quarter	0.50	0.28
2004 3rd Quarter	0.40	0.22
2004 4th Quarter	0.40	0.25

As of October 31, 2005 the Company had approximately 210 registered shareholders on record of its no par value common stock. Based on representations received by the Company from certain record holders, the Company believes that there are in excess of 1,000 non-registered beneficial owners of its common stock bringing the total number of shareholders in excess of 1,200.

ITEM 6.	EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Canada has no system of exchange controls. There are no restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws of Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company’s securities, except as discussed in Item 7 below.

There are no limitations under the laws of Canada or in the charter of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the agency operated there under of acquisition of “control” of the Company’s securities by a “non-Canadian”. Control for such purpose is classed as one-third or more of the issued voting securities. “Non-Canadian” generally means a person not ordinarily resident in Canada.

WORLD VENTURES INC.

Year ended October 31, 2005

PART I

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

United States corporations owning 10% or more of the voting securities of the Company are subject to a 10% withholding tax on the gross amount of any dividends paid by the Company. For United States income tax purposes, such corporations are deemed to have paid the Canadian or other non-United States income taxes paid by the Company attributable to that dividend under a formula that takes into account the dividend and both the Company’s undistributed earnings and the Canadian or other non-United States taxes paid by the Company with respect to such earnings.

WORLD VENTURES INC.

Year ended October 31, 2005

PART I

ITEM 8.	SELECTED FINANCIAL DATA

The following selected financial information concerning the Company is presented in Canadian currency in accordance with U.S. generally accepted accounting principles as reconciled from the Company’s financial statements which are presented in accordance with Canadian generally accepted accounting principles. This information should be read in conjunction with the financial statements appearing elsewhere herein.

FOR THE YEAR ENDED OCTOBER 31, 2005:	2005	2004	2003
CONSOLIDATED STATEMENTS OF OPERATIONS	$	$	$
Revenue	0	0	0
Costs and Expenses	($585,703)	(210,514)	(131,588)
Write Down of Debts	0	0	721,772
Expense recovery	9,406	0	0
Write Down of Resource Property	0	0	0
Net Income (Loss)	(576,297)	(210,514)	590,184
Net Income (Loss) Per Share	(0.04)	(0.02)	0.06
CONSOLIDATED BALANCE SHEETS
Total Assets	10,825	21,828	34,811
Total Liabilities	369,252	318,299	328,268
Accumulated Deficit	(7,968,853)	(7,358,844)	(7,148,330)
Working Capital (-Deficit)	(306,521)	(299,089)	(296,729)
Shareholder’s Equity	(358,427)	(296,471)	(293,457)
Cash Dividends per Share	0	0	0

The rate of exchange between U.S. dollars (U.S.$) and Canadian dollars (Cdn.$) for each of the Company’s last five fiscal years was as follows:

	2005	2004	2003	2002	2001
Rate at October 31	0.85	0.76	0.69	0.64	0.65
Average Rate for the Calendar Year	0.89	0.77	0.71	0.64	0.65

WORLD VENTURES INC.

Year ended October 31, 2005

PART I

ITEM 9.	MANAGEMENT’S DISCUSSIONS AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following brief management discussion and analysis of the financial position of World Ventures Inc. (the “Company”) and results of operations of the Company should be read in conjunction with the audited financial statements including notes thereto for the years ended October 31, 2005, October 31, 2004 and October 31, 2003 respectively. Except where otherwise noted, all dollar amounts are stated in Canadian dollars. The data included was prepared in accordance with Canadian Generally Accepted Accounting Principles. Please also refer to the Company’s financial statements and notes for further information. Further financial information regarding the World Ventures Inc. is available on SEDAR at www.sedar.com and at www.sec.gov/edgar.shtml.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements with respect to expected financial performance, strategy and business conditions. These statements involve risks and uncertainties, are based on assumptions and estimates, and therefore actual results may differ materially from those expressed or implied by World Ventures Inc. Factors which may cause such differences include, but are not limited to, general economic and market conditions including interest and foreign exchange rates, investment performance, global and domestic financial markets, the competitive industry environment, legislative and regulatory changes, technological developments, catastrophic events and other business risks. The reader is cautioned against undue reliance on these forward-looking statements. Certain totals, subtotals and percentages may not reconcile due to rounding.

Discussion of Operations and Financial Position

Year Ended October 31, 2005 Compared to Years Ended October 31, 2004 and October 31, 2003.

The Company’s consolidated financial statements for the year ended October 31, 2005 with comparatives have been prepared in accordance with Canadian Generally Accepted accounting principles. The Company’s financial reporting is in Canadian dollars. The Company has included in the consolidated financial statements reconciliation between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles. The reconciliation and explanation of the differences are the Company’s financial statements in Note 13, pages 49 through 51 and included in Item 8 - Selected Financial Data.

WORLD VENTURES INC.

Year ended October 31, 2005

PART I

ITEM 9.	MANAGEMENT’S DISCUSSIONS AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Discussion of Operations and Financial Position (continued)

Year Ended October 31, 2005 Compared to Years Ended October 31, 2004 and October 31, 2003.

In the year ended October 31, 2005 the Company continues to incur general and administrative expenses consistent with the previous 12 months. The Company also has incurred expenditures for Lapon Canyon - Nevada Project consistent with the same 12-month period in the previous year.

Financial results for the current year of 2005 are reflective on the continued activity of the Company with a net loss of $467,969. The Company adopted a significant change in accounting policy, effective November 1, 2003, per the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, for Stock-based compensation and other stock-based payments. In accordance with the CICA policy the Company has accounted for stock options granted to directors, employees and consultants using the fair market value method. As a result the preceding the Company has recognized $289,341 stock-based compensation in the current years net loss, and an additional $33,712, which was charged to the opening deficit.

The Financial results for the year of 2004 are reflective of the renewed activity of the Company with a net loss of $124,181. Net losses increased from $287,656 in 2001 to $643,590 in 2002. The significant change for 2003 net income of $240,604, compared to 2002 and 2001 was the result of reduction loan payables and long-term debts.

Though expenses are comparative across all categories, interest decreased to $6,505 in 2005, was $73,109 in 2001, $60,231 in 2002, and $10,981 in 2003 and increased in 2004 to $17,860. Professional fees decreased in 2005 to $15,768, $30,578 in 2001, $29,017 in 2002, and $13,994 in 2003 and increased in 2004 to $18,910.

WORLD VENTURES INC.

Year ended October 31, 2005

PART I

ITEM 9.	MANAGEMENT’S DISCUSSIONS AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Discussion of Operations and Financial Position (continued)

Year Ended October 31, 2005 Compared to Years Ended October 31, 2004 and October 31, 2003.

Also reflective of renewed activity were increases in Travel and promotion, Accounting and administration and Office and sundry. Travel and promotion was $10,790 in 2001, $7,915 in 2002, $12,893 in 2003, and $37,452 in 2004 increasing to $97,587 for 2005. Office and sundry increased from $1,101 in 2002, $5,739 in 2003, and decrease to $5,479 for 2004, increasing to $11,148 in the current year. Consulting fees were $13,444 in 2005, $204 in 2002 and $75,000 in 2001. No Consulting fees or Corporate capital tax were paid during 2004 and 2003 years. Corporate capital tax paid of $2,530 in 2002. Revenues remained unchanged at $0 in 2005, 2004, 2003 and 2002 consistent with the previous year, reflective of the nature of a mining exploration company.

In 2003, the Company realized extraordinary gains through the write off of debts that had been carried as Loan payable and Long-Term debts. A total of $721,772 was written off during the 2003 year.

Reflective of the revitalization efforts, the Company’s expenditures on Resources Properties increased from $26,576 in 2002, $43,066 in 2003, $91,882 in 2004 to $108,328 in 2005. As a result of the Company’s inactivity of certain acquired Resource Properties costs of $5,549 was written off in 2004 and $395,496 was written off in 2003. The Company realized an expenditure recovery of $9,406 in 2005.

November 1, 2003, per the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, for Stock-based compensation and other stock-based payments. In accordance with the CICA policy the Company has accounted for stock options granted to directors, employees and consultants using the fair market value method. As a result the preceding the Company has recognized $289,341 stock-based compensation in the current years net loss, and an additional $33,712, which was charged to the opening deficit. Previously, the options granted to employees were accounted for using the intrinsic value method where compensation expense is recorded when options are granted at discounts to market. Options granted to non-employees were accounted for using the fair value method where compensation expense is calculated using the Black-Scholes option-pricing mode.

WORLD VENTURES INC.

Year ended October 31, 2005

PART I

ITEM 9.	MANAGEMENT’S DISCUSSIONS AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Discussion of Operations and Financial Position (continued)

Year Ended October 31, 2005 Compared to Years Ended October 31, 2004 and October 31, 2003.

During 2004, the Company adopted the recommendations of the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110, Asset Retirement Obligations. The Company has determined that it currently does not have such obligations; therefore, there is no effect on the financial statements.

The Company has included expenditures for services paid to an individual related to the President of the Company for 2005 in the amount of $12,000 compared to $12,000 in 2004 and $12,000 in 2003.

All of the Company’s capital resources from inception have come from the sale of stock to investors. Available cash has been expended by the Company to explore its non-producing mineral properties in British Columbia-Canada, Ontario-Canada, Nevada-United States, Panama and Costa Rica. Operating without full-time employees for most of the last nine years and depending on the part-time services of its officers and directors, the Company has been able to direct most of its cash resources directly to property acquisition, and exploration. Resource properties reflect the acquisition cost and direct exploration and development expenditures on the Company’s non-producing properties.

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

WORLD VENTURES INC.

Year ended October 31, 2005

PART I

ITEM 9.	MANAGEMENT’S DISCUSSIONS AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Discussion of Operations and Financial Position (continued)

Selected Annual Information:

	October 31, 2005	October 31, 2004	October 31, 2003	October 31, 2002
Net sales or total revenues	$Nil	$Nil	$Nil	$Nil
Income (loss) before discontinued items or extraordinary items	$(477,375)	$(118,632)	$(85,672)	$(134,454)
Income (loss) before discontinued items or extraordinary items: per share undiluted per share diluted	(0.04) (0.04)	(0.01) (0.01)	0.01 0.01	(0.02) (0.02)
Net Income (loss)	$(467,969)	$(124,181)	$240,604	$(643,590)
Net Income (loss) before discontinued items or extraordinary items: per share undiluted per share diluted	(0.04) (0.04)	(0.01) (0.01)	0.02 0.02	(0.08) (0.08)
Total Assets	$275,130	$177,805	$104,455	$425,113
Total Long-term Debt	$Nil	$Nil	$Nil	$50,000
Cash dividends declared: $ per share	$Nil	$Nil	$Nil	$Nil

WORLD VENTURES INC.

Year ended October 31, 2005

PART I

ITEM 9.	MANAGEMENT’S DISCUSSIONS AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Discussion of Operations and Financial Position (continued)

Selected Quarterly Information:

The following information is provided for each of the eight (8) most recently completed quarters of the Company:

	Q4 Oct. 31, 2005	Q3 Jul. 31, 2005	Q2 Apr. 30, 2005	Q1 Jan. 31, 2005	Q4 Oct. 31, 2004	Q3 Jul. 31, 2004	Q2 Apr. 30, 2004	Q1 Jan. 31, 2004
Net sales or total revenues	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Income (loss) before discontinued items or extraordinary items	(387,026)	(49,303)	(32,347)	(8,699)	(28,553)	(19,039)	(40,367)	(30,673)
Income (loss) before discontinued items or extraordinary items: - per share undiluted - per share diluted	(0.04) (0.04)	(0.00) (0.00)	(0.00) (0.00)	(0.00) (0.00)	(0.00) (0.00)	(0.01) (0.01)	(0.00) (0.00)	(0.00) (0.00)
Net Income (loss)	(377,620)	(49,303)	(32,347)	(8,699)	(34,102)	(19,039)	(40,367)	(30,673)
Net Income (loss) before discontinued items or extraordinary items: - per share undiluted - per share diluted	(0.04) (0.04)	(0.00) (0.00)	(0.00) (0.00)	(0.00) (0.00)	(0.00) (0.00)	(0.00) (0.00)	(0.00) (0.00)	(0.00) (0.00)
Total Assets	275,130	321,989	332,929	194,048	177,805	200,493	213,800	124,723
Total Long-term Debt	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Cash dividends declared: $ per share	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

WORLD VENTURES INC.

Year ended October 31, 2005

PART I

ITEM 9.	MANAGEMENT’S DISCUSSIONS AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Liquidity and Capital Resources

As at October 31, 2005 the Company had a cash position of $4,391, compared to $15,667 as at October 31, 2004. As at October 31, 2005 the Company reported a working capital deficiency of $360,521 compare with the October 31, 2004 a working capital deficiency of $299,089. The net working capital is not sufficient for the Company’s present requirements. The Company has continued to provide capital through equity financing and proposes to meet any further working capital requirements through equity financings on acceptable terms in order to enable us to complete any plan of operations.

During the fiscal year ended October 31, 2005, the Company raised an aggregate of $225,000 on the exercise of 1,500,000 share purchase warrants at price of $0.15 per share.

Subsequent to the Company’s year-end, on March 1st, 2006, the Company announced that it has negotiated a non-brokered private placement of 1,250,000 units at a price of $0.20 per unit for a total of $250,000. Each unit consists of one common share and one share warrant to purchase one additional common share at a price of $0.25 per share in the first year or $0.35 in the second year. The warrants are exercisable for period of 2 years from closing date.

The funding raised as noted and any additional funds raised will be used for the Company’s exploration programs located in Nevada and Ontario, if warranted, to pursue other business opportunities and for general working capital.

The Company has no other commitments or arrangements for additional financing at this time and there is no assurance that the Company will be able to obtain any additional financing on terms acceptable to the Company. The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.

The Company has historically satisfied its capital needs primarily by issuing equity securities. Management believes it will be able to raise equity capital as required in both the short and long term but recognizes the uncertainty attached thereto. The Company will continue to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

WORLD VENTURES INC.

Year ended October 31, 2005

PART I

ITEM 9.	MANAGEMENT’S DISCUSSIONS AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Liquidity and Capital Resources (continued)

The Company’s capital, and therefore its liquidity, has always depended upon amounts raised from investors from the sale of stock, either privately or publicly.

Since the Company was incorporated, it had been engaged primarily in the acquisition and exploration of mineral properties. The Company has no source of income and therefore the Company is fully dependant on equity funding or joint venture partnerships to further its projects. The Company expenditures will be directed towards Triton and Lapon projects in 2006.

The Company intends to continue its fund raising efforts to meet its working capital requirements, its obligation to Lapon Canyon – Nevada Project. The Company is actively pursuing senior financing in order to achieve this goal. There is no assurance that the Company will be able to raise some of all of the required funds. Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity materially decreasing beyond the current projected expenditures.

The Company entered into a lease purchase agreement dated June 6, 2002 with Mr. Donald B. Potts (“Potts”) to acquire the right to explore, develop and mine a property located in Mineral County, Nevada, USA (the “Property”). The initial lease term is five years but can be extended for an additional five years, and for so long thereafter as minerals are mined and produced from the Property. Upon commencing production of valuable minerals from the Property, the Company will pay Potts a royalty on production equal to 4% of net smelter returns.

WORLD VENTURES INC.

Year ended October 31, 2005

PART I

ITEM 9.	MANAGEMENT’S DISCUSSIONS AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Liquidity and Capital Resources (continued)

Future royalty payments are payable (in US$) as follows:

Payments per agreement	Year 1	Year 2	Year 3	Year 4	Year 5
November 2005 - February 2006	$12,000
March 2006 - November 2007	$28,000	$42,000	$3,500
December 2007 - August 2008			$36,000
September 2008 – October 2008			$9,000
November 2008 – October 2009				$54,000
November 2009 – October 2010					$54,000
TOTAL PER YEAR	US$40,000	US$42,000	US$48,500	US$54,000	US$54,000

As at March 17, 2006, the Company has paid all royalty payments and funding is available to satisfy the next fiscal years lease agreement. Royalty payments on actual productions will equal 4% of net smelter returns (“NSR”).

During the fiscal year October 31, 2005, the Company expenditures for the Lapon Canyon, Nevada total $108,328, 2004–$86,333, 2003-$43,066 and 2002-$26,576. The expenditures included costs for legal, consulting, lease payments and travel. No costs were incurred for any other resource properties during the current fiscal year. The Company will continue to incur research and development costs that are required in order to maintain resource properties in good standing.

WORLD VENTURES INC.

Year ended October 31, 2005

PART I

ITEM 9.	MANAGEMENT’S DISCUSSIONS AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Share Capital

The Company’s authorized share capital and issued is as follows:

Authorized -	50,000,000 Common shares without par value

Issued	Number
	of Shares	Amount
Balance, October 31, 2003	10,782,154	$6,914,873
Exercise of warrants	1,300,000	195,000
Options exercised on settlement of debt	50,000	12,500
Shares to be redeemed	(60,000)	(60,000)
Balance, October 31, 2004	12,072,154	$7,062,373
Exercise of warrants	1,500,000	225,000
Balance, October 31, 2005	13,572,154	$7,287,373

The Company’s net income (loss) per share is as follows:

	2005	2004	2003	2002
	10/31/05	10/31/04	10/31/03	10/31/02
Basic Income (Loss) per Share	$(0.04)	$(0.01)	$0.02	$(0.08)
- Dilutive effect of stock options	0	0	0	0
- Dilutive effect of warrants	0	0	0	0
Diluted earnings (Loss) per Share	$(0.04)	$(0.01)	$0.02	$(0.08
Weighted average number of shares
Outstanding	12,857,086	10,908,045	10,087,634	7,722,889
- Dilutive effect of stock options	0	0	550,000	0
- Dilutive effect of warrants	0	0	805,480	0
Adjusted weighted average
number of shares outstanding	12,857,086	10,908,045	11,443,114	7,722,889

WORLD VENTURES INC.

Year ended October 31, 2005

PART I

ITEM 9.	MANAGEMENT’S DISCUSSIONS AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Share Capital (continued)

Common share equivalents consisting of stock options and warrants are not considered in the computation for 2005, 2004, and 2002 year-ends because their effects would be considered anti-dilutive. Weighted average number of shares do not include the 60,000 shares to be redeemed in accordance with the court judgment note per the Company’s financial statements.

During the current year ended October 31, 2005, the Company issued 1,500,000 Common Shares pursuant to a private warrant purchase option at a price of $.15 per unit.

No private placements were issued during the current year ended October 31, 2005.

During 2004 the Company issued 1,300,000 Common Shares pursuant to a private placement warrant purchase option at a price of $.15 per unit and 50,000 Common Shares pursuant to an employee stock option at a price of $.25 per unit.

During 2003 the Company issued 1,500,000 Common Shares pursuant to a private placement warrant purchase option at a price of $.10 per unit. Compared to 2002 the Company issued 1,500,000 Common shares pursuant to a private placement warrants purchase option at a price of $.10 per unit.

The Company’s business is subject to risks normally encountered in mineral resource exploration and development. The ultimate profitability of the Company’s business is related to the success the Company achieves in the development, placing in production of minerals from resource properties.

Subsequent to the Company’s October 31, 2005 year-end, pursuant to an agreement dated February 10, 2006 the Company issued 84,000 shares at a price of $0.33 per share for settlement of $27,720 of debt.

Subsequent to the Company’s October 31, 2005 year-end, on March 1st, 2006, the Company announced that it has negotiated a non-brokered private placement of 1,250,000 units at a price of $0.20 per unit for a total of $250,000. Each unit consists of one common share and one share warrant to purchase one additional common share at a price of $0.25 per share in the first year or $0.35 in the second year. The warrants are exercisable for a period of 24 months from the closing date.

WORLD VENTURES INC.

Year ended October 31, 2005

PART I

ITEM 9.	MANAGEMENT’S DISCUSSIONS AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Share Capital (continued)

Share purchase warrants outstanding and exercisable as at October 31, 2005 and 2004 were as follows:

	Exercise	Number of Warrants
	Price	2005	2004
Opening balance, outstanding and exercisable October 31		1,500,000	3,000,000
Exercised	$0.15	(1,500,000)	(1,300,000)
Expired		0	(200,000)
Closing balance, outstanding and exercisable October 31		0	1,500,000

Please also refer to the notes to the consolidated financial statements for further details.

The following table summarizes the Company’s stock option activity for the years ended October 31, 2005 and 2004:

			Weighted
		Exercise	Average
	Number	Price	Exercise
	of Shares	Per Share	Price
Balance, outstanding and exercisable October 31, 2003	550,000	$ 0.25	$ 0.25
Exercised	(50,000)	$ 0.25	$ 0.00
Balance, outstanding and exercisable October 31, 2004	500,000		$ 0.25
Expired	(500,000)		$ 0.00
Granted	800,000	$ 0.25	$ 0.25
Balance, outstanding and exercisable October 31, 2005	800,000	$ 0.25	$ 0.25

During the fiscal year ended October 31, 2005, pursuant to director stock option agreements dated May 8th, 2000 granting the directors of the company purchase common shares of up to 500,000 common shares at $0.25. The directors had the option to exercise the share purchase for up to and including May 8, 2005. During the fiscal year ended October 31, 2005 stock options issued May 8, 2003 for 500,000 shares expired.

WORLD VENTURES INC.

Year ended October 31, 2005

PART I

ITEM 9.	MANAGEMENT’S DISCUSSIONS AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Share Capital (continued)

The Company issued stock options agreement dated March 31, 2005 granting the directors/employee to purchase common shares of up to 800,000 common shares at $0.25. The directors/employee had the option to exercise the share purchase for up to and including March 31st, 2007. As at October 31, 2005, 800,000 stock options remained unexercised.

Related Party Transactions

Services provided by directors or parties related to directors:

	2005	2004	2003
Consulting	$54,772	$0	$0
Rent	$12,000	$12,000	$12,000

•	Accounts receivable includes $665 (2004 - $665) due from a director.
•	Accounts payable includes $10,713 (2004 - $0) due to an individual related to the president of the Company and $96,736 (2004 - $0) due to an officer of the Company.
•	Accounts payable includes $16,162 (2004 - $0) due to a shareholder.
•	During 2005, a shareholder advanced $172,963 to the Company and assumed certain debts totaling $68,199. The total of 225,000 was applied to exercise of 1,500,000 warrants.

ITEM 10.	DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The present term of office of each director will expire at the next Annual Meeting of Shareholders. The executive officers of the Company are elected annually at the first meeting of the Company’s Board of Directors held after each Annual Meeting of Shareholders. Each executive officer shall hold office until his successor duly is elected and qualified or until his resignation or until he shall be removed in the manner provided by the Company’s Bylaws.

WORLD VENTURES INC.

Year ended October 31, 2005

PART I

ITEM 10.	DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY (continued)

The name, position with the Company, the age of each director and executive officer, and the period during which each has served are as follows:

Name and Position in the Company	Age	Director or Officer Since
Raynerd B. Carson President and Director	72	Director since November 1989 President since 1990
Gary Van Norman Vice President and Director	67	Director since February 1996
John Curry Vice President Sales & Marketing and Director	52	Director since April 2005
Dr. Stewart A. Jackson Vice-President, Explorations and Officer	66	June 1997

The following is a brief account of the business experience during the past five years of each director and executive officer:

Director and/or Officer	Principal Occupation During the Last Five Years
Raynerd B. Carson

Ray Carson began his career working in the Uranium mines in the Northwest Territories. From 1958 to 1966 he worked as a prospector in Northern Quebec and Ontario where he found one of the largest asbestos deposits the world. In 1966 he organized Abitibi Asbestos Mining Co. Ltd. He has 50 years experience in mining and is familiar with all facets of the industry

John A. Curry

John Curry has 25 years in sales and marketing including extensive experience in the automotive and diesel industries. Since the mid-1990’s he has worked in the coatings industry and was instrumental in promoting the MX4 product line.

Gary Van Norman

Gary Van Norman is Businessman/Land Developer with over 30 years expertise with land development, project management, and marketing industry, both in Canada and the USA. He was instrumental in the development of two of Whistler, BC’s largest residential and recreational developments. He is currently actively involved in senior capacities with a similar project in BC.

Dr. Stewart A. Jackson

Stewart Jackson is a skilled geologist with 40 years of professional experience in the mineral industry. Involved in exploration and development of both base and precious metal deposits in a wide range of environments for both large and small companies. He has been responsible for the discovery, exploration and development of several major mineral deposits in wide range of environments.

WORLD VENTURES INC.

Year ended October 31, 2005

PART I

ITEM 11.	COMPENSATION OF DIRECTORS AND OFFICERS

During the fiscal year ended October 31, 2005, compensation to directors and officers of the Company for services was $54,772.

ITEM 12.	OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

The following is a summary of the employee and director stock options outstanding as of October 31, 2005 and a summary of all such Options exercised in 2004 and 2003.

Stock options granted as at October 31, 2005 were as follows:

Directors/Employee	Number of shares	Price	Expiration Date
John A. Curry	250,000	$0.25	March 31, 2007
Stewart A. Jackson	250,000	$0.25	March 31, 2007
Gary Van Norman	250,000	$0.25	March 31, 2007
Penny Pereira	50,000	$0.25	March 31, 2007

The Company issued a stock option agreement dated March 31st, 2005 granting the directors/employee to purchase common shares of up to 800,000 common shares at $0.25. The employee had the option to exercise the share purchase for up to and including March 31st, 2007. As at October 31, 2005, 800,000 stock options remained unexercised.

Total outstanding director and employee stock options for 2004 - 500,000 and 2003 - 550,000. Stock options granted May 8, 2003 expired during the year ended October 31, 2005. During 2004 an employee exercised common share employee stock option purchasing 50,000 of Company common shares by way of debt settlement of $12,500. No stock options exercised by directors or employees during the years 2003 and 2002.

Under applicable regulations of the British Columbia Securities Commission, the Company is not authorized to issue options to directors, employees or affiliates constituting more than 10% of the outstanding common stock. There are no other plans.

The Company pays other incidental compensation to executive officers from time to time, consisting primarily of reimbursement for business related activities on behalf of the Company. However, the aggregate of all such other compensation did not exceed 10% of cash compensation reported for the fiscal year ended October 31, 2005. No cash compensation is currently being paid to members of the Board of Directors for their services as directors. In 2005, $8,000 cash compensation was paid to a director. No cash compensation was paid to directors during the years ended 2001, 2002, 2003 and 2004.

WORLD VENTURES INC.

Year ended October 31, 2005

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

In November 1989, upon approval by the Vancouver Stock Exchange, Dydar subscribed to purchase, by way of private placement, 2,000,000 Units of the Company’s securities, consisting of 2,000,000 shares of common stock and a stock purchase warrant to acquire an additional 2,000,000 shares for a purchase price of $300,000. Dydar subscribed for the private placement of which Raynerd B. Carson is the President, a director and substantial stockholder. Dydar exercised its warrant October 30, 1990 bringing its holdings to 10,200,000 shares.

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

WORLD VENTURES INC.

Year ended October 31, 2005

PART I

ITEM 13.	INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS (continued)

During 1996, Curitiba S.A. purchased from Dydar Resources Ltd. 7,813,665 shares of Nu-Dawn Resources Inc. for investment purposes.

As of October 31, 2005, Dydar Resources Inc. held 100,000 shares of World Ventures Inc. in trust for Curitiba S.A.

PART II

ITEM 14.	DESCRIPTION OF SECURITIES

(a)	Capital Stock

The Company’s authorized capital stock consists of 50,000,000 shares of common stock, no par value. The following is a summary and is qualified in its entirety by reference to the Company’s Articles and Special Resolution and Altered Memorandum, copies of which are exhibits to the Company’s Registration Statement.

(b)	Common Stock

The outstanding shares of common stock are fully paid and non-assessable. As of record date of March 8th, 2006, 13,716,154 shares of common stock were issued and outstanding.

Holders of shares of common stock are entitled to participate equally as to dividends, voting powers and participation in assets. No shares have been issued subject to call or assessment. There are no pre-emptive rights, conversion rights, and provisions for redemption or purchase for either cancellation or surrender or provisions for sinking or purchase funds. Provisions as to the modifications, amendments or variations of such rights or such provisions are contained in the Company’s Act of the Province of British Columbia.

PART III

ITEM 15.	DEFAULTS UPON SENIOR SECURITIES

None

WORLD VENTURES INC.

Year ended October 31, 2005

PART III

ITEM 16.	CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

None

PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the years ended October 31, 2005 and 2004, fees payable to the Company’s external auditors, Smythe Ratcliffe, Chartered Accountants, of Vancouver, Canada, for audit services and for non-audit services [preparation of corporate tax returns] were estimated and accrued at $15,000 for each of the years. Smythe Ratcliffe was the Company’s only external auditor.

WORLD VENTURES INC.

Year ended October 31, 2005

PART IV

ITEM 17.	FINANCIAL STATEMENTS

Pages
Report of Independent Registered Public Accounting Firm	33
Consolidated Balance Sheets as at October 31, 2005 and 2004	34
Consolidated Statements of Operations and Deficit for Three Years Ended October 31, 2005, 2004 and 2003	35
Consolidate Statements Cash Flows for Three Years Ended October 31, 2005, 2004 and 2003	36
Notes to Consolidated Financial Statements	37-51

ITEM 18.	CONSOLIDATED FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial Statements

See Item 17 for a list of financial statements and schedules incorporated as: pages 32-51

(b)	Exhibits -See Exhibits 99.1 and 99.2 attached. Page 55

WORLD VENTURES INC.

(An Exploration Stage Company)

Consolidated Financial Statements

October 31, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

TO THE SHAREHOLDERS OF WORLD VENTURES INC. (AN EXPLORATION STAGE COMPANY)

We have audited the consolidated balance sheets of World Ventures Inc. (an Exploration Stage Company) as at October 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years ended October 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended October 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

/s/ Pannell Kerr Forster

Chartered Accountants

(registered with the PCAOB as “Smythe Ratcliffe”)

Vancouver, Canada

February 3, 2006

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

ON CANADA – UNITED STATES OF AMERICA REPORTING DIFFERENCE

In the United States of America, reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by matters such as that described in note 2 to the consolidated financial statements. Our report to the shareholders dated February 3, 2006 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such an uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

The accompanying financial statements have been prepared assuming the Company will continue as a going-concern. As discussed in note 2 to the financial statements, the Company has insufficient cash resources and significant amounts owing to suppliers and debt holders. These matters raise substantial doubt about the Company’s ability to continue as a going-concern. These consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty.

/s/ Pannell Kerr Forster

Chartered Accountants

(registered with the PCAOB as “Smythe Ratcliffe”)

Vancouver, Canada

February 3, 2006

WORLD VENTURES INC.

(An Exploration Stage Company)

Consolidated Balance Sheets (note 2)

October 31

	2005	2004

Assets (note 3)

Current
Cash	$4,391	$15,667
Accounts receivable	4,340	3,543

Total Current Assets	8,731	19,210
Equipment (note 6)	2,094	2,618
Resource Properties (note 7)	264,305	155,977

Total Assets	$275,130	$177,805

Liabilities

Current
Accounts payable (note 8)	$369,252	$318,299

Total Liabilities	369,252	318,299

Capital Stock and Deficit

Capital Stock (note 10(a)(b))	7,287,373	7,062,373
Contributed Surplus (note 10(h))	323,053	0
Deficit	(7,704,548)	(7,202,867)

Total Capital Stock and Deficit	(94,122)	(140,494)

Total Liabilities and Capital Stock and Deficit	$275,130	$177,805

Approved on behalf of the Board:

/s/ Ray B. Carson

........................................................................................ Director

Ray B. Carson

/s/ Gary Van Norman

........................................................................................ Director

Gary Van Norman

See notes to consolidated financial statements.

WORLD VENTURES INC.

(An Exploration Stage Company)

Consolidated Statements of Operations and Deficit

Years Ended October 31

	2005	2004	2003

Expenses
Stock-based compensation	$289,341	$0	$0
Travel and promotion	97,587	37,452	12,893
Transfer agent, filing fees and printing	15,922	12,403	7,604
Professional fees	15,768	18,910	13,994
Consulting and management fees	13,444	0	0
Accounting and administration	12,356	10,701	18,169
Rent	12,000	12,000	12,000
Office and sundry	11,148	5,479	5,739
Interest and bank charges	6,505	17,860	10,981
Telephone and fax	2,219	2,992	3,301
Vehicle and fuel	561	181	252
Amortization	524	654	739

Loss Before Other items	(477,375)	(118,632)	(85,672)

Other Items
Write-down of debts (note 9)	0	0	721,772
Expense recoveries	9,406	0	0
Write-down of resource properties (notes 7(b) and (d))	0	(5,549)	(395,496)
	9,406	(5,549)	326,276

Net Income (Loss) for Year	(467,969)	(124,181)	240,604
Deficit, Beginning of Year	(7,202,867)	(7,078,686)	(7,319,290)
Change in Accounting Policy (note 4(h))	(33,712)	0	0

Deficit, End of Year	$(7,704,548)	$(7,202,867)	$(7,078,686)

Income (Loss) per Share (note 10 (g))
Basic	$(0.04)	$(0.01)	$0.02

Weighted Average Number of Shares
Outstanding	12,857,086	10,908,045	10,087,634

See notes to consolidated financial statements.

WORLD VENTURES INC.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

Years Ended October 31

	2005	2004	2003

Operating Activities
Net income (loss)	$(467,969)	$(124,181)	$240,604
Items not involving cash
Write-down of resource properties	0	5,549	395,496
Stock-based compensation	289,341	0	0
Write-down of debts	0	0	(685,931)
Amortization	524	654	739

Operating Cash Flow (Deficit)	(178,104)	(117,978)	(49,092)

Changes in Non-Cash Working Capital
Accounts receivable	(797)	(988)	(1,477)
Accounts payable	275,953	2,531	124,669

Total Changes in Non-Cash Working Capital	275,156	1,543	123,192

Cash Provided by (Used in) Operating Activities	97,052	(116,435)	74,100

Investing Activity
Expenditures on resource properties, net of recoveries	(108,328)	(91,882)	(45,916)

Financing Activity
Proceeds from warrants exercised	0	195,000	0

Inflow (Outflow) of Cash	(11,276)	(13,317)	28,184
Cash, Beginning of Year	15,667	28,984	800

Cash, End of Year	$4,391	$15,667	$28,984

Supplemental Information for Investing and
Financing Activities
Warrants/options exercised as settlement of debt	$225,000	$12,500	$150,000

See notes to consolidated financial statements.

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2005

1.	OPERATIONS

The Company was incorporated under the laws of the province of British Columbia, Canada. It is an exploration stage company, whose principal business activities include the development and exploration of natural resource properties. It has not been determined whether these properties contain ore reserves that are economically recoverable. The Company has not earned revenues from its mineral properties.

2.	GOING-CONCERN

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going-concern basis, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business.

The investment in and expenditures on resource properties comprise substantially all of the Company’s assets. Recovery of the carrying value of the investment in these assets is dependent upon the existence of economically recoverable reserves, establishing legal ownership of the resource properties, the ability of the Company to obtain necessary financing to complete the exploration and development, the attainment of future profitable production or the disposition of these assets for proceeds in excess of their carrying values.

The Company has incurred significant operating losses with an accumulated deficit of $7,704,548 and at October 31, 2005 has a working capital deficiency (an excess of current liabilities over current assets) of $360,521. The Company’s ability to continue as a going-concern is in substantial doubt and is dependent upon its ability to secure additional financing on a timely basis, receive cooperation from its creditors and achieve sufficient cash flows to cover obligations and expenses. Subsequent to October 31, 2005, certain of the debts of the Company are intended to be settled with the issuance of shares. The Company is actively pursuing mining development in the state of Nevada and at the date of these financial statements is focused on pursuing senior financing in order to achieve this goal. The outcome of these matters cannot be predicted at this time. These financial statements do not give effect to any adjustments to the amounts and classifications of assets and liabilities, which might be necessary should the Company be unable to continue its operations as a going-concern.

The Company currently has some long outstanding amounts owed to debtors, which have gone to collection agencies. The Company owes the British Columbia government for corporation capital tax (note 3), which has interest accruing on a monthly basis. The Company is in discussion with the government to work out a repayment plan for the debt. The repurchase of shares as mentioned in note 10(f) is still incomplete.

3.	CHARGE ON ASSETS

A charge has been placed over all the assets of the Company as security for unpaid British Columbia corporation capital tax amounting to approximately $85,000, including interest, as at October 31, 2005.

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2005

4.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

These financial statements include the accounts of World Ventures Inc. and its wholly-owned subsidiary, World Ventures (Nevada) Inc. All inter-company balances and transactions have been eliminated.

(b)	Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and all figures are in Canadian dollars. Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States of America. The significant differences and the approximate related effects on these consolidated financial statements are set forth in note 13.

(c)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates and would impact future results of operations and cash flows.

(d)	Equipment

Equipment is recorded at cost.

Amortization of the machinery, equipment and automobiles is calculated at 20% per annum using the declining-balance method.

(e)	Resource properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company’s mineral rights are allowed to lapse. All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments to the Company’s assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values. These costs will be depleted over the useful lives of the properties upon commencement of commercial production or written-off if the properties are abandoned or the claims allowed to lapse.

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2005

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(e)	Resource properties (Continued)

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received. When the amount of recoveries exceeds the total amount of capitalized costs of the property, the amount in excess of costs is credited to income.

(f)	Asset retirement obligations

During 2004, the Company early adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) new Handbook Section 3110, Asset Retirement Obligations. The Company has determined that it currently does not have such obligations; therefore, there is no effect on the financial statements.

(g)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is, more likely than not, to be realized.

(h)	Stock-based compensation

Effective November 1, 2003, the Company adopted the amended recommendations of the CICA Handbook Section 3870, for stock-based compensation and other stock-based payments. Under the amended recommendations, the Company accounts for stock options granted to directors, employees and consultants using the fair value method. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model and charged to earnings over the vesting period with a corresponding increase in contributed surplus. Upon exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to capital stock.

Previously, the options granted to employees were accounted for using the intrinsic value method where compensation expense is recorded when options are granted at discounts to market. Options granted to non-employees were accounted for using the fair value method where compensation expense is calculated using the Black-Scholes option pricing model.

As a result of this change in accounting policy, the Company has recognized $33,712 for stock-based compensation arising from prior years as the effect of a change in accounting policy and charged this amount to opening deficit.

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2005

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(i)	Income (loss) per share

Income (loss) per share computations are based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating earnings per share. Diluted loss per share is not computed, as the effects of outstanding stock options and share purchase warrants is anti-dilutive.

(j)	Foreign currency transactions

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities at the rate of exchange in effect at the balance sheet date;
(ii)	Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and
(iii)	Expenses at the average rate of exchange for the year.

(k)	Gains and losses

Gains and losses arising from the translation are included in net income (loss) for period.

5.	FINANCIAL INSTRUMENTS

(a)	Fair value

The carrying values of cash, accounts receivable and accounts payable approximate their fair values because of the short maturity of these financial instruments.

(b)	Interest risk

The Company is not exposed to interest risk due to the short-term nature of its monetary assets and liabilities, however, is subject to interest risk to the extent of changes in the prescribed interest rate charged by the Minister of Finance (note 8).

(c)	Credit risk

The Company is not exposed to credit risk, as its receivables are due from the Government of Canada.

(d)	Translation risk

The Company is exposed to foreign currency fluctuations to the extent expenditures incurred by the Company are not denominated in Canadian dollars.

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2005

6.	EQUIPMENT

	2005
		Accumulated
	Cost	Amortization	Net

Automobiles	$17,219	$16,728	$491
Machinery	5,671	4,556	1,115
Equipment	967	479	488

	$23,857	$21,763	$2,094

	2004
		Accumulated
	Cost	Amortization	Net

Automobiles	$17,219	$16,605	$614
Machinery	5,671	4,277	1,394
Equipment	967	357	610

	$23,857	$21,239	$2,618

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2005

7.	RESOURCE PROPERTIES

	Lapon	Guanacaste	Pan-Oro	Gladiator	Totals
	(note 7(a))	(note 7(b))	(note 7(c))	(note 7(d))

Balance, October 31, 2003	$69,642	$1	$1	$0	$69,644
Property tax	0	0	0	5,549	5,549
Legal	2,050	0	0	0	2,050
Consulting	16,500	0	0	0	16,500
Lease and supplies	36,178	0	0	0	36,178
Travel	19,779	0	0	0	19,779
Geological	11,826	0	0	0	11,826
Write-down of resource properties	0	0	0	(5,549)	(5,549)
Net expenditures for the year	86,333	0	0	0	86,333

Balance, October 31, 2004	155,975	1	1	0	155,977
Legal	15,337	0	0	0	15,337
Consulting	41,329	0	0	0	41,329
Lease and supplies	43,215	0	0	0	43,215
Travel	8,447	0	0	0	8,447
Net expenditures for the year	108,328	0	0	0	108,328

Balance, October 31, 2005	$264,303	$1	$1	$0	$264,305

(a)	Lapon Canyon, Nevada

The Company entered into a lease purchase agreement dated June 6, 2002 with Mr. Donald B. Potts (“Potts”) to acquire the right to explore, develop and mine a property located in Mineral County, Nevada, USA (the “Property”). The initial lease term is five years but can be extended for an additional five years, and for so long thereafter as minerals are mined and produced from the Property. Upon commencing production of valuable minerals from the Property, the Company will pay Potts a royalty on production equal to 4% of net smelter returns (“NSR”).

Pursuant to a letter agreement with Potts dated May 2, 2002, the Company has paid to Potts the sum of US $11,000, which includes the royalty payment due on June 6, 2002. Commencing July 6, 2002, royalty payments are payable as follows:

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2005

7.	RESOURCE PROPERTIES (Continued)
	Payment Period	Amount Monthly $ US
(i)	July 6, 2002 through February 6, 2003	$1,000
(ii)	March 6, 2003 through November 6, 2003	$1,500
(iii)	December 6, 2003 through August 6, 2004	$2,000
(iv)	September 6, 2004 through May 4, 2005	$2,500
(v)	June 6, 2005 through February 6, 2006	$3,000
(vi)	March 6, 2006 through November 6, 2007	$3,500
(vii)	December 6, 2007 through August 6, 2008	$4,000
(viii)	September 6, 2008 through the 6th day of	$4,500
	each month thereafter

Potts granted the Company the exclusive right and option to purchase the Property for US $1,250,000 or 50% of the unpaid balance at any time during the initial or extended terms of the lease. Upon exercise of this option by the Company, Potts will transfer the Property to the Company with a reserved royalty on production equal to 0.5% of NSR.

On July 31, 2005, the Company applied to the Regional Office of The Bureau of Land Management for permits to carry out its exploration program on the Lapon Canyon gold project.

The Company received approval from the Regional Office of The Bureau of Land Management on September 16, 2005. The Company is required to post a reclamation bond in the amount of US $2,500.

(b)	Guanacaste, Costa Rica

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

Finder’s fees of $22,500 have been included in the cost of resource properties. The Company wrote down the property ($395,496) during 2003 and is holding the rights for future use.

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

As at October 31, 2005, the Company is not actively exploring this property and will hold it for future development.

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2005

7.	RESOURCE PROPERTIES (Continued)
(d)	Gladiator, Arizona

The Company entered into an option agreement on January 14, 2000 with Curitiba S.A., a Costa Rican corporation, to acquire 100% of the issued and outstanding shares of Nor-Quest Arizona Inc., an Arizona corporation. Nor-Quest Arizona Inc. has title to 170 acres within the Prescott National Forest in the state of Arizona. The option expired January 14, 2002; however, as part of the original agreement, the Company agreed to pay any property tax balance outstanding during the option period. During 2005, the Company paid the outstanding arrears taxes of $5,549 relating to the option period.

(e)	Triton, Ontario

The Company had written off the cost of its interest in this property in its 1997 fiscal year. During the prior year, the Company acquired an additional 50% interest for a total of 100% interest in certain mineral claims located in MacMurchy Township of the Lardev Lake Mining Division, Ontario subject to a 1% NSR payable to Teck Cominco Limited.

On November 14, 2004, the Company entered into a letter of intent with Starfire Minerals Inc. (“Starfire”) to explore the Company’s Triton property. In accordance with the agreement, Starfire was to expend $500,000 over a period of five years to earn a 50% interest in the Triton property. In addition, the Company was to receive 200,000 common shares of Starfire upon finalization of the agreement.

Starfire informed the Company that they were actively exploring this property and that approximately 800 acres of mining claims have been added to the Triton property. On July 18, 2005, Starfire relinquished its right to earn a 50% interest in the property.

(f)	Kootenay, British Columbia

In prior years the Company sold its 100% working interest in the Jersey-Emerald mineral claims located in the Nelson Mining Division, Kootenay, British Columbia, Canada (“Jersey-Emerald Property”). The Company retained 1.5% NSR in the Jersey-Emerald Property.

Although the Company has taken steps to ensure the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures may not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2005

8.	ACCOUNTS PAYABLE

	2005	2004

Trade payables	$273,612	$239,252
Capital taxes payable	84,927	79,047
Rent due to related parties	10,713	0
	$369,252	$318,299

9.	WRITE-OFF OF DEBTS

In 2003, the Company, on the basis of a legal opinion, wrote off a debt of $685,931 owed to an unrelated party. The creditor was to be paid from royalties earned from a property that has reverted to the province of British Columbia. The creditor’s only recourse was against that property, which is no longer owned by the Company. In 2003, the Company wrote off a further $35,841 due to another unrelated party.

10.	CAPITAL STOCK

(a)	Authorized 50,000,000 Common shares without par value

(b)	Issued

	Number
	of Shares	Amount

Balance, October 31, 2003	10,782,154	$6,914,873
Exercise of warrants	1,300,000	195,000
Options exercised on settlement of debt	50,000	12,500
Shares to be redeemed (note 10(f))	(60,000)	(60,000)

Balance, October 31, 2004	12,072,154	7,062,373
Warrants exercised on settlement of debt (note 10(e))	1,500,000	225,000

Balance, October 31, 2005	13,572,154	$7,287,373

During 2005, the Company issued 1,500,000 shares at a price of $0.15 per share on the exercise of share purchase warrants to settle a $225,000 debt to a shareholder.

During 2004, the Company issued 1,300,000 shares at a price of $0.15 per share on the exercise of share purchase warrants.

During 2004, the Company issued 50,000 shares at a price of $0.25 per share to settle $12,500 of debt to an employee of the Company.

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2005

10.	CAPITAL STOCK (Continued)

(c)	The following table summarizes the Company’s stock option activity for the years ended October 31, 2005 and 2004:

			Weighted
		Exercise	Average
	Number	Price	Exercise
	of Shares	Per Share	Price

Balance, outstanding and exercisable October 31, 2003	550,000	$ 0.25	$ 0.25
Exercised	(50,000)	$ 0.25	$ 0.00

Balance, outstanding and exercisable October 31, 2004	500,000		$ 0.25
Expired	(500,000)		$ 0.00
Granted	800,000	$ 0.25	$ 0.25

Balance, outstanding and exercisable October 31, 2005	800,000	$ 0.25	$ 0.25

(d)	Stock options outstanding and exercisable to directors and employees as at October 31, 2005 and 2004 were as follows:

	Exercise	Number of Shares
Expiry Date	Price	2005	2004

May 8, 2005 (expired)	$ 0.25	0	500,000
March 31, 2007	$ 0.25	800,000	0

(e)	Share purchase warrants outstanding and exercisable as at October 31, 2005 and 2004 were as follows:

	Exercise	Number of Warrants
	Price	2005	2004

Opening balance, outstanding and exercisable		1,500,000	3,000,000
Exercised	$0.15	(1,500,000)	(1,300,000)
Expired		0	(200,000)

Closing balance, outstanding and exercisable October 31		0	1,500,000

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2005

10.	CAPITAL STOCK (Continued)

(e)	(Continued)

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

(f)

Pursuant to a court judgment dated November 8, 2002, the Company was required to redeem 60,000 shares (300,000 shares prior to 1999 5:1 share consolidation) for $60,000 from a creditor. Interest was charged at 4% per annum.

As of February 3, 2006, the 60,000 shares have not been redeemed and have been reclassified to accounts payable.

(g)	Contributed surplus

Adjustment to opening deficit for prior year – 2000 (note 4(h))	$33,712
Stock-based compensation for 2005	289,341
Balance October 31, 2005	$323,053

Fair value of options granted during 2005 was calculated using the following weighted average assumptions:

Expected life (years)	2
Interest rate	2.97%
Annualized volatility	113 – 160%
Dividend rate	0.00

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2005

11.	RELATED PARTY TRANSACTIONS

(a)	Services were provided by directors or parties related to directors. These services were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

	2005	2004	2003

Consulting	$54,772	$0	$0
Rent	$12,000	$12,000	$12,000

(b)	Accounts receivable includes $665 (2004 - $665) due from a director.

(c)	Accounts payable includes $10,713 (2004 - $0) due to an individual related to the president of the Company and $96,736 (2004 - $0) due to an officer of the Company.

(d)

During 2005 a shareholder advanced $172,963 to the Company and assumed certain debts of the Company totalling $68,199. Of the total, $225,000 was applied to the exercise of 1,500,000 warrants. Accounts payable includes $16,162 (2004 - $0) due to the shareholder at October 31, 2005.

12.	INCOME TAX LOSSES

Income taxes provisions are determined as follows:

	2005	2004	2003

Income tax benefit computed at Canadian statutory rate	$(166,691)	$(44,233)	$85,703
Difference of amortization and capital cost allowance	187	233	263
Non-deductible interest expense	2,094	1,763	1,922
Write-down of resource properties	0	1,977	140,876
Stock-based compensation	103,063	0	0
Unrecognized tax losses	61,347	40,260	(228,764)
Income tax provision	$0	$0	$0

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2005

12.	INCOME TAX LOSSES (Continued)

Future income taxes reflect the tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The applicable tax rate to be expected is 35.62%. The components of future income tax assets at October 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003

Future income tax assets
Tax over book value of resource properties	$1,109,999	$1,184,166	$1,051,083
Tax over book value of property and
Equipment	11,243	11,796	11,546
Non-capital loss carry-forwards	1,234,905	1,146,025	1,078,436
	2,356,147	2,341,987	2,141,065
Valuation allowance	(2,356,147)	(2,341,987)	(2,141,065)

Net future income tax assets	$0	$0	$0

The valuation allowance reflects the Company’s estimate that the tax assets more likely than not will not be realized.

The Company has estimated operating losses that may be carried forward to apply against future years’ income for Canadian income tax purposes. These losses expire as follows:

Available to	Amount

2006	$165,200
2007	177,500
2008	281,100
2009	1,885,000
2010	47,600
2011	112,000
2015	172,200

$2,840,600

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2005

13.	DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP)

(a)	Recently issued US accounting pronouncements

(i)

In January 2004, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements. Interpretation 46 establishes accounting guidance for consolidation of variable interest entities that function to support the activities of the primary beneficiary. Interpretation 46 applies to any business enterprise both public and private that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. The Company has no investment in or contractual relationship or other business relationship with a variable interest entity, and therefore, the adoption did not have any impact on the Company’s consolidated financial position, results of operations or cash flows.

(ii)

FAS 153, Exchanges of Non-Monetary Assets: The provision of this Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2005. The provisions of this Statement should be applied prospectively. There is no impact of the Company’s financial statements.

(iii)

FIN 46(R), Consolidation of Variable Interest Entities, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of Interpretation 46(R). Application of Interpretation 46 or Interpretation 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special purpose entities for periods ending after December 15, 2004. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2005. Application by small business issuers to entities other than special purpose entities and by non-public entities to all types of entities is required at various dates in 2004 and 2005. In some instances, enterprises have the option of continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R). There is no impact on the Company’s financial statements.

(iv)

In 2005, FASB issued a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation (Statement No. 123(R)). This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This revised pronouncement required that all stock options and warrants be accounted for using the fair value method. As discussed in note 4(h), the Company has adopted Statement No. 123(R), as revised.

(b)	The Company’s accounting policies do not materially differ from accounting policies generally accepted in the United States (US GAAP) except as follows:

Exploration expenditures

Under Canadian GAAP, acquisition costs and exploration expenditures of resource properties are capitalized (note 4(e)).

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2005

13.	DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

(b)	(Continued)

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

Under US GAAP, mining projects and properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. If estimated future cash flows expected to result from the use of the mining project or property and its eventual disposition are less than the carrying amount of the mining project or property, an impairment is recognized based upon the estimated fair value of the mining project or property. Fair value generally is based on the present value of estimated future net cash flows for each mining project or property, calculated using estimated mineable reserves and mineral resources based on engineering reports, projected rates of production over the estimated mine life, recovery rates, capital requirements, remediation costs and future prices considering the Company’s hedging and marketing plans.

(c)	Reconciliation of total assets, liabilities and shareholders’ deficit:

	2005	2004

Total assets per Canadian GAAP	$275,130	$177,805
Resource property costs	(264,305)	(155,977)
Total assets per US GAAP	$10,825	$21,828

Total liabilities per Canadian GAAP	$369,252	$318,299
Adjustments to US GAAP	0	0
Total liabilities per US GAAP	369,252	318,299

Shareholders’ deficit per Canadian GAAP	(94,122)	(140,494)
Resource property costs	(264,305)	(155,977)

Shareholders’ deficit per US GAAP	(358,427)	(296,471)

Liabilities and shareholders’ deficit per US GAAP	$10,825	$21,828

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2005

13.	DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

(d)	Reconciliation of loss reported in accordance with Canadian GAAP and US GAAP:

	2005	2004	2003

Net income (loss) per Canadian GAAP	$(467,969)	$(124,181)	$240,604
Adjustments to net income (loss)
Write-off of exploration expenditures	(108,328)	(91,882)	(45,916)
Add back expenditures that would have been expensed in prior years under US GAAP	0	5,549	395,496

Net income (loss) per US GAAP	$(576,297)	$(210,514)	$590,184

Income (loss) per common share

Canadian GAAP - Basic and diluted	$ (0.04)	$ (0.01)	$ 0.02

US GAAP - Basic and diluted	$ (0.04)	$ (0.02)	$ 0.06

Weighted average number of
shares outstanding	12,857,086	10,908,045	10,087,634

Weighted average number of shares outstanding does not include the 60,000 shares to be redeemed in accordance with the court judgment (note 10(f)).

(e)	Reconciliation of cash flows in accordance with US GAAP:

	2005	2004	2003

Net income (loss) per US GAAP	$(576,297)	$(210,514)	$590,184
Adjustments to net income (loss)
Stock-based compensation	289,341	0	0
Amortization	524	654	739
Write-down of debts	0	0	(685,931)
Net changes in non-cash working capital	275,156	1,543	123,192
Proceeds from warrants exercised	0	195,000	0

Inflow (outflow) of cash per US GAAP	$(11,276)	$(13,317)	$28,184

SIGNATURES

Pursuant to the requirements of the Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing a Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

WORLD VENTURES INC.

By: /s/ Raynerd B. Carson

Raynerd B. Carson

President (Chief Executive Officer)

By: /s/ Gary Van Norman

Gary Van Norman

Vice President (Chief Financial Officer)

Date: April 13, 2006