Form 20-F
period 2006-10-31
WORLD VENTURES INC
filed 2007-05-01
CIK 861398

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED: OCTOBER 31, 2006.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 15,106,154.

 Indicate by check mark if the registrant is a well-seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [  ] No [X]

If this report is an annual report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.

Yes [  ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of Exchange Act. (Check one)

Large accelerated filer [  ]   Accelerated filer [  ]       Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [X] Item 18 [  ]

 If this is an annual report, indicate by check mark whether the registrant is a shell Company (as defined in Rule 12b-2 of the Exchange Act).

Yes [  ] No [X]

The Issuer’s Common Stock is quoted on the OTC Bulletin Board - Symbol WVNTF.OB

Currencies:  Monetary amounts in this Form 20-F are stated in Canadian dollars (Cdn $) except where specifically stated otherwise

THIS SUBMISSION SHOULD BE CONSIDERED IN CONJUNCTION WITH PREVIOUSLY FILED FORMS 20-F AND 6-K.  THE AUDITED FINANCIAL STATEMENTS AND NOTES THERETO ATTACHED ARE AN INTEGRAL PART OF THIS SUBMISSION.

TABLE OF CONTENTS

GLOSSARY & ABBREVIATIONS

Certain terms and their usage used throughout this Form 20-F are defined below.

Adit Level	The horizontal mine entry opening to allow mining activity to go underground, generally going into the side of a hill or mountain.
Assay or Fire Assay	A high-temperature process involving the melting of a rock to determine its precious and base metal content.
Assessment Work	Annual work requirement necessary to hold a mineral claim for the ensuing year.
Basement	The part of the Earth's crust that occurs beneath a cover of sedimentary rocks.
Company	World Ventures Inc, its predecessors and subsidiaries.
Consultants	Persons retained to advise other persons or companies in the field of their expertise. Consultants act independently and are not employees.
Diamond Kimberlite Pipes	Diamond bearing kimberlite pipes.
Downdip	Down the plane of a surface of structure at an angle perpendicular to strike.
Drill Testing	Sampling of a unit, zone, or bed by taking samples from subsurface by means of a drill.
Electromagnetic Survey (E-M Survey)	A method of measuring conductivity and resistivity variations of the Earth’s surface by passing electricity through the ground measuring changes of electric fields produced.
Exploration Program	Work conducted directed toward discovery of a mineral commodity including geological, geochemical and geophysical mapping surface sampling, drill sampling and determination of mineral content.
Extraction	A chemical or physical process by which a metal or mineral is separated and removed from a host rock.
Fault	A discrete surface separating two rock masses which have moved past one another.
Geological Mapping	Recording on paper of the real expression of rock types and their altitudes.
Geophysical Anomalies	Variations in physical parameters of the Earth that display differences from background or “normal” levels.
Geophysical Exploration	Exploration for mineral deposits utilizing instruments that measure variations in the Earths physical properties.
Gold-Bearing Structures	Features within rock units or layers that carry gold and are frequently planar or linear controlled by faults, shears or contacts.
Grade	The relative quantity of ore-mineral content in a mineralized body, e.g. grams of gold per t of rock or percent of copper.
Ground Magnetometer	An instrument used at ground or close to ground level to measure the intensity of the Earths’ magnetic field and variations of the field in time and space.
Kimberlite Pipes	“Carrot - shaped” pipes created when kimberlitic (iron-magnesium-rich) rocks are injected up through the Earths’ crust, occasionally contain economic concentrations of diamonds.
Magnetic Survey	A measure of the variations in the Earths magnetic field over a specific area.
Mineral Claims	Lands held by claiming or staking for mineral discovery and exploration under claiming regulations of the government unit (country, state, province) which holds the lands.
Mineral Lease -Saskatchewan	A metallic and industrial mineral lease issued by the Province of Saskatchewan or property owners’ that conveys the right to develop and produce metallic and industrial minerals.
Mineral	A naturally occurring homogeneous substance having fixed physical properties and chemical composition and a defined crystal form.
Mineral Reserve	That part of a mineral deposit, that could be economically and legally extracted or produced at the time of the reserve determination.

Mineralization

Generically refers to (i) the process of formation of minerals in a specific area or geological formation, or (ii) an occurrence of potentially valuable minerals.  The term has no economic implications.

Mineralized Material

A mineralized body that may have been delineated by appropriately spaced drilling and/or underground sampling to support a tonnage and average grade of materials.  Such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries and other material factors concludes legal and economic feasibility.

Net Smelter Returns	The cash returns from shipments of ores sold to a smelter, which is the sales price of materials obtained minus certain transportation and smelting fees.
NI 43-101	National Instrument 43-101 prepared by the Canadian Securities Regulators and which governs the public disclosure of mining information in Canada.
Paleozoic Rocks	Post-Precambrian rocks that lie on the older Precambrian basement rocks. Younger than 0.9 billion years.
Precambrian Basement Rocks	The oldest units of rocks that form the basement in much of the Earth, overlain by younger sedimentary and volcanic rock. Predates a time of 0.9 billion years.
Precious Metals	A group of metals generally resistant to oxidation of relatively high economic value; includes silver, gold, platinum and palladium, amongst others.
Production Royalties	Monies paid to an owner from the proceeds of sales materials derived from on the owner’s property.
Qualified Person

Conforms to the definition under National Instrument 43-101, Standards of Disclosure for Mineral Projects and is an engineer or a geoscientist with at least five years of experience relevant to a particular project. National Instrument 43-101 was developed by the Canadian Securities Administrators, an umbrella group of Canada’s provincial and territorial securities regulators

Resource Property

Any form of title or right to explore and/or mine granted by a government/or property owner pursuant to one or more of: a claim, contract of work, special exploration permit, mineral lease or mineral permit.

Samplings	Materials removed for chemical, physical or other measurements.
Sedimentary Rock	A rock originating from the weathering of pre-existing rocks that is deposited in layers on the Earth's surface by air, water or ice.
Showings	Surface exposures of potentially economic mineralization.
Strike	The direction or orientation of a horizontal plane with the planar surface of a rock included from the horizontal.
Structure	The physical arrangement of rock related to its deformation by, for example, faulting.
Tailings	The material removed from the milling circuit after separation of the valuable metals, minerals or in the case of oil sands, bitumen.
Updip	Up the plane of a surface or structure of at an angle perpendicular to strike.
US	The United States of America.

CONVERSION FACTORS:	1 tonne	=	1 t, 1.1023 short tons, 1,000 kilograms or 2,204.6 pounds
	1 Hectare	=	2.4711 Acres
	1 Kilometre	=	0.6214 Miles
SYMBOLS:	$ or Cdn$	=	Canadian dollar
	T	=	Metric tonne
	Km	=	Kilometre

In this Form 20-F, the Company may provide cross-references relevant to the information being provided.  These cross-references are provided for ease of reference only and are not meant to be exclusionary to other relevant information in this Form 20-F, which may relate to the disclosure in question.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

The information presented in or incorporated by reference in this Form 20-F includes both historical information and “forward-looking statements” (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) relating to the future results of the Company (including projections and business trends), which involve risks and uncertainties.

Except for statements of historical fact, certain information contained within constitutes forward-looking statements.   Forward looking statements are usually identified by use of certain terminology, including “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates”, or “intends” or by discussions of strategy or intentions.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different for any future results or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the effectiveness of the Company’s business model; future operations, products and services; the impact of regulatory initiatives on the Company’s operations; the size of and opportunities related to the markets for the Company’s products; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance.

Forward-looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company.  If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated, or projected.  Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur.  Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this report that would warrant any modification of any forward-looking statement made in this document or other documents filed periodically with securities regulators.  All subsequent written and oral forward-looking statements attributable to The Company or persons acting on its behalf are expressly qualified in their entirety by this notice.  Except as required by law, The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise

The information in this document is not intended to be comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided including but not limited to all documents filed on SEDAR www.sedar.com and www.sec.gov/edgar.shtml.

REPORTING CURRENCY AND FINANCIAL INFORMATION

Currency and Exchange Rates

Financial information in this Form 20-F is expressed in Canadian dollars; therefore, unless otherwise noted, references to “Cdn$” or “$” are to Canadian dollars.  The following tables sets forth the period-end exchange rate, the average of the period, and the high and low exchange rates in the period, for the Canadian dollar in exchange for United States dollars, based upon the inverse of exchange rates reported by the Federal Reserve Bank of New York at the noon buying rates in New York City for cable transfers payable in Canadian dollars as certified for customs purposes.  As of December 31, 2006, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US $0.8582 (US $1.00 = CDN $1.1652).  As of March 28, 2007 the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US $0.8636 (US $1.00 = CDN $1.1579).

The following table sets forth the year-end exchange rate, the average of the calendar year, and the high and low exchange rates in the calendar year for the Canadian dollar in exchange for United States dollars, for each year during the previous five years, based upon the inverse of exchange rates reported by the Federal Reserve Bank of New York at the noon buying rates in New York city for cable transfers payable in Canadian dollars as certified for customs purposes.

	2006	2005	2004	2003	2002
Rate at October 31	$0.8900	$0.8500	$0.7600	$0.6900	$0.6400
Rate at End of Calendar Year	0.8582	0.8579	0.8310	0.7727	0.6344
Average Rate During Calendar Year	0.8818	0.8254	0.7696	0.7163	0.6372
High Rate Calendar Year	0.9100	0.8690	0.8493	0.7747	0.6656
Low Rate Calendar Year	0.8528	0.7872	0.7158	0.6327	0.6175

The following table sets forth the period-end exchange rate, the average of the period, and the high and low exchange rates in the period for the Canadian dollar in exchange for United States dollars, for each month during the previous six months, based upon the inverse of exchange rates reported by the Federal Reserve Bank of New York at the noon buying rates in New York city for cable transfers payable in Canadian dollars as certified for customs purposes.

	February 2007	January 2007	December 2006	November 2006	October 2006	September 2006
Rate at End of Period	$0.8547	$0.8480	$0.8582	$0.8762	$0.8907	$0.8952
Average Rate During Period	0.8540	0.8502	0.8671	0.8804	0.8861	0.8827
High Rate During Period	0.8631	0.8586	0.8760	0.8869	0.8965	0.9100
Low Rate During Period	0.8437	0.8457	0.8582	0.8715	0.8784	0.8528

ITEM 1  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This item is not applicable

ITEM 2  OFFER STATISTICS AND EXPECTED TIMETABLE

This item is not applicable

ITEM 3  KEY INFORMATION

World Ventures Inc (formerly Nu-Dawn Resources Inc.) was incorporated on October 3, 1980 by registration of its Memorandum and Articles under the Company Act of the Province of British Columbia and has its head office in Nanaimo, British Columbia. The Company is an exploration stage company. Since its formation, the Company has been actively engaged primarily in the acquisition, and exploration of mineral properties. The Company currently holds resource properties in Canada, United States of America, Costa Rica, and Panama and intends to seek and acquire additional properties worthy of exploration and development.

The Company’s investment and expenditure on exploration properties comprise a significant portion of the Company’s assets. Realization of the Company’s investment in those assets is dependent upon obtaining the necessary financing to continue exploration and development of the properties, the attainment of successful production from the properties or from the proceeds of their disposal.

Exploration and development requires significant amounts of capital and even when funded, the outcome is dependent on finding sufficient quantities and grades of minerals, permitting the project, and dealing with various stakeholder groups. This process takes time, and many factors including commodity prices, political and economic conditions may change, affecting the viability of the property.

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

During 1994 Dydar sold 1,400,000 shares and purchased 666,666 from treasury through the takedown of units and warrants at $0.15 per share and Dydar held 9,444,665 shares. During the year 1995, Dydar purchased 56,500 shares $0.14 average per share bringing the total to 9,501,165. During 1996, Curitiba S.A. purchased from Dydar Resources Ltd. 7,813,665 shares of Nu-Dawn Resources Inc. for investment purposes. As of October 31, 2006, Dydar Resources Inc. held 100,000 shares of World Ventures Inc. in trust for Curitiba S.A.

A.  Selected financial data

The following selected consolidated financial data for the years ended October 31, 2006, 2005, 2004, 2003, and 2002 are derived from the audited financial statements for the periods indicated and should be read in conjunction therewith. The following selected financial information concerning the Company is presented in Canadian currency in accordance with U.S. generally accepted accounting principles (GAAP) as reconciled from the Company's financial statements, which are presented in accordance with Canadian generally accepted accounting principles (GAAP). A discussion of differences between Canadian GAAP and U.S. GAAP is contained within Note 12 to the audited consolidated financial statements. This information should be read in conjunction with Item 5 - “Operating and Financial Review and Prospects” and the consolidated financial statements included in Item 17.

FIVE-YEAR COMPARATIVE SUMMARY OF CONSOLIDATED SELECTED FINANCIAL DATA

US GAAP	2006	2005	2004	2003	2002
Revenue	$0	$0	$0	$0	$0
Costs and Expenses	(212,734)	(585,703)	(210,514)	(131,588)	(711,246)
Write Down of Debts	0	0	0	721,772	0
Expense recovery	0	9,406	0	0	0
Write Down of Equipment	0	0	0	0	(509,136)
Net Income (Loss)	(212,734)	(576,297)	(210,514)	590,184	(1,220,382)
Net Income (Loss) Per Share	(0.01)	(0.04)	(0.02)	0.06	(0.09)

FIVE-YEAR COMPARATIVE SUMMARY OF CONSOLIDATED SELECTED FINANCIAL DATA

Total Assets	21,070	10,825	21,828	34,811	5,256
Total Liabilities	274,511	369,252	318,299	328,268	989,530
Capital Stock	7,605,093	7,287,373	(7,358,844)	(7,148,330)	6,704,873
Accumulated Deficit	(8,181,587)	(7,968,853)	(7,358,844)	(7,148,330)	(7,739,147)
Working Capital (-Deficit)	(254,723)	(306,521)	(299,089)	(296,729)	(987,652)
Shareholder’s Equity	(253,441)	(358,427)	(296,471)	(293,457)	(984,274)
Cash Dividends per Share	0	0	0	0	0
Capital Stock Outstanding	15,106,154	13,572,154	12,072,154	10,782,154	8,982,154

Income (Loss) Per Share was calculated using the weighted average number of common shares outstanding during the period indicated. The Company has not declared or paid dividends on its common shares during the last five fiscal years.

B.  Capitalization and Indebtedness

This item is not applicable.

C.  Reasons for the Offer and Use of the Proceeds

This item is not applicable.

D.  Risk Factors

World Ventures Inc. is an Exploration Stage Company

There are certain risk factors that could have material affects that are un-quantifiable at present due to the nature of the Company’s industry and other considerations including, without limitations as follows:

•

Exploration Development and Operating Risk - mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Resource Properties the Company has direct or indirect interest will be subject to all the hazards and risks normally associated with exploration and development any of which could result in damage to property, and possible environmental damage. Mineral exploration involves a high degree of risk and few properties result in successful production;

•

Commodity Prices - the price of the Company’s shares, its financial results, and exploration activities have been or may in the future be, adversely affected by declines in the price of mineral commodity prices;

•

Foreign Operation Risk - properties in Costa Rica and Panama are affected by changes in regulation of shift in the political attitudes, which are beyond the control of the Company;

•

Financing and Acquisition - exploration activities require substantial additional financing. Failure to obtain financing results in delayed or postponed exploration and/or acquisition of resource properties;

•

Environmental - all phases of the Company’s exploration are subject to environmental regulation in the various jurisdictions of these resource properties. There are no assurances that future changes in environmental regulation will not adversely affect the Company;

•

Competition - the mining industry is intensely competitive industry, and the Company competes with numerous companies that have greater financial resources and technical facilities available.

World Ventures Inc. has a Lack of Cash Flows and Financing May Not Be Available to the Company

World Ventures Inc. is a developing Company and does not yet have sufficient revenues to meet its yearly operating and capital requirements. The Company has historically raised funds necessary to conduct its business primarily through issuance of equity or debt.  There is no guarantee the Company will be able to continue to raise funds through additional equity issuances, project debt financing, joint ventures and /or partnering arrangements.

World Ventures Inc. is Subject to Certain Mining Hazards

The business of mining is subject to certain types of risks and hazards, including environmental hazards, and industrial accidents.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damages, delays in mining, monetary losses and possible legal liability.  Any payments made with regards to such liabilities may have a material adverse effect on World Ventures Inc.'s financial position.  The Company carries insurance to protect itself against certain risks of mining and processing to the extent that it is economically feasible but which may not be adequate. World Ventures Inc. currently does not have any active mining in progress.

World Ventures Inc. will Require Regulatory Approvals and Operating Permits.

In the ordinary course of business, exploration companies are required to seek regulatory approvals, and operating permits for the federal, provincial and local governments for commencement of new operations. Obtaining the necessary regulatory approvals and operating permits is a complex and time-consuming process involving numerous agencies and often involving public hearings and costly undertaking by the Company.  The duration and success of regulatory and permitting efforts are contingent upon many variables outside the Company’s control.  Environment protection permitting, including the approval of reclamation plans, may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all regulatory approvals and operating permits will be obtained and, if obtained, the costs involved will not exceed those previously estimated by the Company. It is impossible the costs and delays associated with the compliance with such standards and regulations could become such that he Company could not proceed with the development or operations of Resource Property.

Abandonment and Reclamation Costs and Regulations May Change

World Ventures Inc. is responsible for complying with terms and conditions of environmental and regulatory approvals and all laws and regulations regarding the abandonment of the site and reclamation of its lands at the end of its economic life, which abandonment and reclamation costs may be substantial.  A breach of such legislation and/or regulations may result in the imposition of fines and penalties, including an order for cessation of operations at the site until satisfactory remedies are made.  Abandonment and reclamation costs are estimates and since they will be a function of regulatory requirements at the time, costs of goods and services at the time and the value of the salvaged equipment may be more or less than the abandonment and reclamation costs.  World Ventures Inc. currently does not have any active mining in progress.

Independent Reviews Provide No Assurance of Future Results

Although third parties have prepared reviews, reports and projections relating to the viability and expected performance of the resource properties, it cannot be assured that these reports, reviews and projections and the assumptions on which they are based will, over time, prove to be accurate.

Personnel Risks May Impact the Company’s Ability to Carry Out its Operational Plans

At October 31, 2006, the Company had 3 directors and one part-time employee. The Company is relies on the directors, contractors, and consultants to assist in executing operations and providing technical guidance. As the Company anticipating growth and expansion of its operations will be dependant on the ability to attract and hold knowledgeable, expert, experienced management and employees to explore and develop it’s mineral properties.

There is a Possibility of Dilution to Present and Prospective Shareholders

Any transaction involving the issuance of additional World Ventures Inc shares or securities may result in dilution, possibly substantial, to present and prospective holders of Common Shares.

Title Risks May Result in Title Claims or Disputes

The Company is satisfied that it has good and proper right, title and interest in and to the Resource Properties that are currently under exploration. Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of western Canada. Certain aboriginal peoples have filed claims against the Government of Canada.

Enforcement of Civil Liabilities by Present and Prospective Shareholders May be Adversely Affected

The enforcement by investors of civil liabilities under the federal securities laws of the US may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the independent auditors who have audited the Company's financial statements and some or all of its directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of the Company's assets and said persons are located outside the US.  As a result, it may be difficult for holders of the Common Shares to effect service of process within the US upon people who are not residents of the US or to realize in the US upon judgments of courts of the US predicated upon civil liabilities under the federal securities laws of the US.

ITEM 4  INFORMATION ON WORLD VENTURES INC.

A.  History and Development of World Ventures Inc.

World Ventures Inc. (the “Company”) (formerly Nu-Dawn Resources Inc.) effected a name change on June 28th, 1999. World Ventures Inc. (formerly Nu-Dawn Resources Inc.) was incorporated on October 3rd, 1980 by registration of its Memorandum and Articles under the Company Act of the Province of British Columbia.

World Ventures Inc.’s head office is located at 102 Piper Crescent, Nanaimo, British Columbia, Canada, V9T 3G3, Telephone: (250) 756-0291. The Company’s registered office is located at Suite 1600 - 609 Granville Street, Vancouver, British Columbia, Canada.

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

Principal Capital Expenditures

The Company has invested principally in its resource properties in the Lapon Canyon, Nevada Property, Crystal Springs, Saskatchewan Property, and Triton Ontario Property over the last four years.  Over the past four years, $324,719 has been invested in resource properties for legal fees, consulting fees, lease costs, and travel expenditures. There have been no significant divestitures or disposals over the past three years.

B.  Business Overview

World Ventures Inc has been in the exploration stage in the mining business and is not engaged in the business of extracting minerals from any of its properties or operating its ore processing mill, the Company does not have any principal products and has not generated any revenues to date.  The Company focus for the last three years has been on their principal resource properties; Lapon Canyon Property, located in Mineral County Nevada, near Reno Nevada, United States; Triton Property located in the McMurchy Township, Shining Tree Mining District, Ontario, Canada; and Crystal Springs Property, located in Central Saskatchewan, Canada.

The mining industry in which the Company is engaged is in general, highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company encounters strong competition in attempting to acquire additional mineral properties and interest in commercially mineable ore reserves in the State of Nevada. In general, properties with a higher grade of recoverable mineral and/or which are more readily mineable afford the owners a competitive advantage in that the cost of production is lower. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties. The Company’s competitive position in the mining business in general, and in the State of Nevada in particular, is insignificant

There has been no public announcement of, nor has the Company otherwise made public information about, any new product or industry segment of the Company requiring the investment by the Company of a material amount of its total assets, or which is otherwise material to the Company’s operations. The Company has not engaged in any material research and development activities during its last three fiscal years except to the extent that it conducted mineral exploration activities However, should the Company determine to commence production of a resource property, this would require large expenditures and commitment of funds neither of which are presently available to the Company.

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

The Company has no material patents, trademarks, licenses, franchises or concessions except insofar as mining claims or properties acquired from the Canadian, American, Panamian and Costa Rican governments. The Company believes it is in compliance with all applicable obligations regarding such titles. The Company’s business is seasonal only to the extent that severe winter conditions may limit the Company’s exploratory activities or future mill operating activities.

The Company is not dependent upon a single or few customers for revenues. The nature of the Company’s business precludes a backlog of orders. No portion of the Company’s business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the government. The Company does not foresee that there is any risk to the conduct of its business in the United States, Canada, Panama, and Costa Rica.

The Company, like any business involved in the extraction or processing of mineral properties, may be required to make extensive capital expenditures in the future to protect the environment and to comply with applicable environmental regulations in connection with any exploration, development, mining or milling activities. As of the end of 2006, the Company was engaged in no such activities. However, such capital expenditures or requirements could effect the Company’s competitive position in the business and, conceivably, could limit the Company’s availability to enter into some projects. No capital expenditures for environmental control facilities have been made and the Company does not expect to make any such expenditures during the current or coming fiscal year.

RESOURCE PROPERTIES

Triton Property, McMurchy Township, Shining Tree Mining District, Ontario, Canada

Potential Mineral Commodity: Gold

Historically the Company held a 50% interest in a joint-venture basis with Greater Temagami Mines Ltd. (“Temagami”), an unaffiliated corporation, in five unsurveyed mining claims in the Shiningtree area of the Larder Lake mining division, Ontario, Canada. In 2004, the Company acquired an additional 50% interest in the Triton property from Temagami Mines Ltd., subject to a 1% royalty payable to Teck-Cominco Limited (Temagami being a wholly-owned subsidiary). World Ventures Inc. had entered into a letter of intent with Starfire Minerals Inc., whereby Starfire could earn a 50% interest in the Triton Property by providing exploration expenditures of $500,000 over a five-year period. Under this agreement World Ventures Inc. would not have committed any funds to this project until Starfire Minerals Inc. earned a 50% interest. In addition, World Ventures Inc. would have received 200,000 common shares of Starfire Minerals Inc. upon finalization of the agreement.

Starfire Minerals Inc. informed the Company that they had carried out a ground magnetometer and electromagnetic survey on the Triton property. Starfire Minerals Inc. further advised the Company that approximately 800 acres of mining claims had been added to the Triton property. These additional claims have since lapsed. On July 18th, 2005 the Company announced that Starfire Minerals Inc. had relinquished its right to earn 50% interest in the property. In November 2005, the Company carried out an E-M survey on the Triton Property to cover assessment work obligations.

The Company plans to conduct additional geological mapping, geophysical exploration, and sampling of surface gold showings. Subject to financing, this will be followed by additional drilling to complement that conducted by Teck-Cominco Limited in 1985 - 1988. Future work will also include dewatering of the previous workings and re-sampling the quartz vein exposures to confirm gold values that are contained within historical reports.  These gold values, as shown on historical documents, extend throughout the 110-foot shaft, and 145 feet of lateral workings at the 100-foot depth. These data precede NI 43-101, have not been confirmed and cannot be relied upon. The Company does not have a schedule for the above noted anticipated work, except for sufficient expenditures to maintain annual assessment work requirements on the mineral claims. Expenditures for 2006 total $2,000. There were no expenditures by the Company for this property in 2005 or 2004

Crystal Springs Property, Central Saskatchewan, Canada

Potential Mineral Commodities: Diamonds, Gold, Copper and Iron

The Company acquired mineral rights covering over 57,000 acres (23,700 hectares) in the Crystal Springs area, near Fort a la Corne, Saskatchewan, Canada. This large tract of land prospective for diamonds, gold, copper and iron, is held in part as private land mineral rights and in part as Saskatchewan Mineral Claims.

This large holding lies to the south of a regional diamond exploration play in the vicinity of Fort a la Corne. Diamond exploration began in the late 1980’s and has accelerated recently. Numerous diamondiferous kimberlite pipes have been discovered with the Star Kimberlite being the most prominent, currently undergoing underground testing by Shore Gold Inc.

The Company’s land position was acquired based on results of a preliminary investigation carried out in the area by the Company in 1995 and 1996. The exploration targets are of two types; one being the kimberlite pipes that may be present, the other being gold-copper bearing iron formations in the underlying Precambrian basement, as outlined by an airborne magnetic survey conducted by the Company in 1995.

Subject to the availability of funds, the Company will drill test geophysical anomalies for the presence of diamondiferous pipes extending to or near the surface through overlying younger Paleozoic rocks, and for gold and copper in the iron formations in the older underlying Precambrian basement rocks.

Of the 57,000 acres, approximately 640 acres are private minerals rights of Mrs. M. Lanctot and Mr. A Lanctot. The Company entered into a lease purchase agreement dated July 1, 2005 with Mrs. M. Lanctot and Mr. A. Lanctot ("Lanctots") to acquire the right to explore, develop and mine a property located in the vicinity of Fort a la Corne, Saskatchewan, Canada (“Crystal Springs Property”).   The initial lease term is ten years with the first payment of $2,000 upon execution of the agreement on, March 31, 2006 and an annual sum of $4,000 for a total of $38,000.

The Company has an option to purchase the 640-acre Crystal Springs Property upon commercial development. Upon commencing mining operations on the Property, the Company will pay Lanctots a production royalty equal to 5% of net profits and $4,000 per annum. Expenditures for 2006 total $12,733. There were no expenditures for this property in 2005 or 2004.  The Saskatchewan Mineral Claims require the expenditure of  $12 per hectare for years starting 2-10 to maintain Mineral Claims in good standing.

Kootenay Property, near Salmo, British Columbia, Canada

Potential Mineral Commodities: Molybdenum, Tungsten, Lead, Zinc, Gold, Silver and Copper

The Jersey-EmeraId Property in the Nelson Mining Division, Kootenay Region of British Columbia, Canada is a former producer of lead-zinc and tungsten.  The Company retained a 1.5% net smelter return royalty when it sold the property some years ago during a period of depressed metal prices.  Since 1995 Sultan Minerals Inc. (“Sultan”) of Vancouver, British Columbia, Canada, the current owner of the property, has conducted exploration on the molybdenum, tungsten, lead and zinc potential of the property.

Sultan has released a series of updates on the status of the molybdenum, tungsten, and lead-zinc evaluation programs. An estimate for resources for each of molybdenum and tungsten has been prepared for the modest tonnage higher-grade portions of the deposits.  Additional evaluation continues of the potential for much larger bulk tonnages of tungsten, molybdenum and gold.  Sultan is also in the process of reviewing the resource potential of the lead and zinc mineralization remaining in and adjacent to the mine workings from previous production episodes.

On January 31, 2007, Sultan reported that they have commissioned Wardrop Engineering Inc. to undertake a Scoping Study, expected to be completed in April 2007, to assist Sultan in directing the future development of the Jersey-Emerald Property. The Company monitors the exploration activity on the property to track the evolving potential value of the royalty interest.

Lapon Canyon Property, Mineral County Nevada, near Reno Nevada, United States

Potential Mineral Commodities: Gold and Silver

The property covers a gold-bearing complex vein structure that has had minor historical production from two mine adit levels with additional exploration on a third adit level.

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

Pursuant to a Letter Agreement with Potts dated May 2, 2002, the Company has paid to Potts the sum of $US 11,000 which includes the royalty payment due on June 6, 2002. Subsequent to the Company’s October 31, 2006 year-end, the Company and Potts amended the Lease Purchase Agreement with an Amendment Agreement Letter dated January 16, 2007. The Amendment Agreement Letter amended the Term of the Lease to automatically extend the lease for an additional 5 years to June 6, 2012 and a minor amendment to the Minimum Royalties Payments. The amended Minimum Royalty payment schedule is as follows:

Payment Period	Amount Monthly US$
(i) July 6, 2002 through February 6, 2003(paid)	$ 1,000
(ii) March 6, 2003 through November 6, 2003(paid)	$ 1,500
(iii) December 6, 2003 through August 6, 2004(paid)	$ 2,000
(iv) September 6, 2004 through May 4, 2005(paid)	$ 2,500
(v) June 6, 2005 through February 6, 2006(paid)	$ 3,000
(vi) March 6, 2006 through November 6, 2006(paid)	$ 3,500
(vii) December 6, 2006 through August 6, 2007(paid to February-07)	$ 4,000
(viii) September 6, 2007 through the 6th day of each month thereafter	$ 4,500

Potts granted the Company the exclusive right and option to purchase the Property for US$ 1,250,000 or 50% of the unpaid balance at any time during the initial or extended terms of the lease. Upon exercise of this option by the Company, Potts shall transfer the property to the Company with a reserved royalty on production equal to 0.5% of net smelter returns.

J. H. Montgomery, Ph.D., P. Eng. and N. Barr, B. Sc., the Company’s Consultants recommend that a US$ 1 million dollar exploration program be carried out on the Company’s Lapon Canyon gold project. On July 31st, 2004 the Company applied to the Regional Office of The Bureau of Land Management for permits to carry out its exploration program and received approval for the permits on September 16th, 2004. The Company is required to post a reclamation bond in the amount of $2,500 US.

The Company plans to re-open the old workings on the property, resample the gold-bearing structures and then conduct an exploration program.  The exploration program is expected to include drill testing and, if warranted extending the lowermost tunnel to evaluate the potential of the structure in three directions, updip, downdip, and on strike. If warranted the lowermost tunnel will be extended to achieve three objections: 1) the verification of mineralization on strike 2) bulk sampling of the gold mineralization and 3) to create working areas to allow drill testing both updip and downdip.

Expenditures to date on the property total $309,985 ($45,682 for 2006) including lease obligations, preliminary and on-going evaluation costs, and the costs of an independent NI 43-101report.  These expenditures are preliminary to a proposed $100,000-300,000 initial on-site work program. Additional work is subject to availability of financing.

Gladiator, Arizona, United States

The Company entered into an option agreement on January 14, 2000 with Curitiba S.A., a Costa Rican corporation, to acquire 100% of the issued and outstanding shares of Nor-Quest Arizona Inc., an Arizona corporation. Nor-Quest Arizona Inc. has title to 170 acres within the Prescott National Forest in the State of Arizona. The option expired January 14, 2002; however, as part of the original agreement, the Company agreed to pay any property tax balance outstanding during the option period. During 2004, the Company paid the outstanding arrears taxes of $5,549 relating to the option period.  There were no expenditures by the Company for this property in 2006 or 2005. The Company continues to monitor this gold-silver property for potential re-acquisition.

Guanacaste, Costa Rica

Pursuant to an option agreement dated October 23, 1995 and amended February 27, 1996 between the Company and Minera Oceanica S.A., the Company acquired an option for the mineral and surface rights in Concession 6622 situated in the Juntas de Abangares, District of Guanacaste, Costa Rica, subject to a 10% royalty in favour of Minera Oceanica S.A. on operating profits derived from the property, or US $100,000 per year, whichever is greater.  This royalty has been waived indefinitely until the commencement of production. Finder’s fees of $22,500 have been included in the cost of resource properties. The Company wrote down the property ($395,496) during 2003 and as at October 31, 2006 the Company is holding the rights for future use. There were no expenditures by the Company for this property in 2006, 2005 or 2004. The Company monitors mineral exploration in Costa Rica.

Pan-Oro, Panama

During 1995, the Company entered into a letter of agreement with Grande Portage Resources Ltd. to enter into a joint venture agreement to develop mineral concessions in Panama.  The agreement has not yet been concluded and regulatory approval remains outstanding.  During 2001, the Company decided to write-down its investment in this property to a nominal carrying value.  The Company still retains the right to resume exploration on this property.  The Company has a 90% ownership interest in Pan-Oro S.A., an inactive Panamanian corporation. As at October 31, 2006, the Company is not actively conducting exploration in Panama. There were no expenditures by the Company for this property in 2006, 2005 or 2004. The Company is holding the rights for future use and continues to monitor mining activities in Panama.

C.  Organizational Structure

World Ventures Inc. has one inactive, wholly owned subsidiary, World Ventures (Nevada) Inc. incorporated pursuant to the Corporations Act (State of Nevada).  The Company currently has no joint ventures partnerships.

D.  Property, Plants and Equipment

Office Space

World Ventures Inc. maintains its head office in Nanaimo, British Columbia, Canada. During fiscal year ended October 31, 2005, the Company employed one part-time office manager who provided services to the company on a contract basis. Most Company operations will be conducted by the directors on a part time basis or by outside contractors. The rental commitment is $12,000 per year.

Resource Properties

World Ventures Inc resource properties are located in Lapon Canyon Property, located in Mineral County Nevada, near Reno Nevada, United States; Triton Property located in the McMurchy Township, Shining Tree Mining District, Ontario, Canada; and Crystal Springs Property, located in Central Saskatchewan, Canada. This information should be read in conjunction with Item 4B “Resource Properties” and the consolidated financial statements included in Item 17.

Mineral Permits and Leases

World Ventures Inc holds mineral permits conveying the right to explore for metallic and industrial minerals issued by the Nevada Regional Office of the Bureau of Land Management for the Lapon Canyon Nevada Property; by the Ontario Natural Resources Department for the Triton Ontario Property; and Saskatchewan Mineral Claims Department for the Crystal Springs Saskatchewan Property. This information should be read in conjunction with Item 4B “Resource Properties” and the consolidated financial statements included in Item 17.

World Ventures Inc also holds mineral leases issued by Ontario Natural Resources Department for the Triton Ontario Property required to maintain annual assessment work on the mineral claims totaling $2,000, no expiration date. The Saskatchewan Mineral Claims Department for the Crystal Springs Saskatchewan Property required an expenditure of $12 per hectare for years starting 2-10; mineral lease expires in 10 years.

ITEM 4A  UNRESOLVED STAFF COMMENTS

This item is not applicable

ITEM 5  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

This discussion date February 28, 2007 is intended to assist readers with a better understanding and evaluation World Ventures Inc.’s (“WVI” or the “Company”) history, business environment, strategies, performance and risk factors as well as the financial condition and operations for the fourth quarter and year ended October 31, 2006. The following Management Discussion and Analysis (“MD&A”) should be read in conjunction with the audited financial statements and related notes thereto for the year ended October 31, 2006, the Director’s Report to Shareholders, and other management discussion included in the Company’s Annual Report. The information in this report includes information available to February 28, 2007.

Except where otherwise noted, all dollar amounts are stated in Canadian dollars. The data included was prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), which differ form US GAAP.

For a discussion of these differences, see the notes to the Company’s consolidated Financial Statements in “Item 17 - Financial Statements”. Further financial information regarding the World Ventures Inc. is available at www.sedar.com and at www.sec.gov/edgar.shtml

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. These statements involve risks and uncertainties, are based on assumptions and estimates, and therefore actual results may differ materially from those expressed or implied by World Ventures Inc. Factors which may cause such differences include, but are not limited to, general economic and market conditions including interest and foreign exchange rates, investment performance, global and domestic financial markets, the competitive industry environment, legislative and regulatory changes, technological developments, catastrophic events and other business risks.  The reader is cautioned against undue reliance on these forward-looking statements. Certain totals, subtotals and percentages may not reconcile due to rounding.

A.  Operating Results

The Company’s consolidated financial statements for the year ended October 31, 2006 with comparatives for 2005 and 2004 have been prepared in accordance with Canadian Generally Accepted accounting principles. The Company’s financial reporting is in Canadian dollars. The Company has included in the consolidated financial statements reconciliation between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles. The reconciliation and explanation of the differences are in Note 12, pages 17 through 20.

Differences in income (losses) by the Company in the various periods are caused entirely by variations in the amounts that the Company incurred in its day-to-day operations and, primarily in raising funds or conducting exploration work on its Lapon Canyon-Nevada Property, Triton-Ontario Property, and Crystal Springs-Saskatchewan Property.

The Lapon Canyon, Nevada Property is a gold-bearing vein structure with historical exploration and minor production on three levels Proposed exploration consisting of opening, re-examining, sampling, and drilling of extensions has not been started to date.

The Triton, Ontario Property is a gold-bearing vein structure with an exploration shaft to over 100-feet and some diamond drill intersections both below and lateral to the old workings.  Re-examination of the old workings and drilling for possible extension of the known mineralization has not been initiated.

The Crystal Springs, Saskatchewan diamond gold exploration target was acquired during the 2006 year.  The required airborne geophysical surveys, drill testing for possible diamond pipes, and drill testing for potential gold-copper-iron targets in the basement rock have not yet been imitated.

The Kootenay (Jersey-Emerald) Property royalty interest covers production from the several potential targets including molybdenum zones, tungsten zones, lead-zinc zones and gold zones.  Exploration by Sultan Minerals Inc., the current owner of the property, is on monitored on a continual base largely from public ably released exploration results.

As the Company is in the exploration stage of investigating, evaluating its minerals properties, revenues remained unchanged at $0 in 2006, 2005, and 2004, reflective of the nature of a mining exploration company.

In the current year ended October 31, 2006 the Company continues to incur general and administrative expenses consistent with the previous 12 months. The Company incurred expenditures for Lapon Canyon-Nevada Property consistent with the same 12-month period in the previous year. In additional, the Company incurred expenditures for Crystal Springs-Saskatchewan Property and Triton-Ontario Property. Total expenditures for all resource properties for the 2006 total $60,414, for 2005 total $108,328, and for 2004 total $86,333. Financial results for the 2006 are reflective on the continued activity of the Company with a net loss of $152,320, in 2005 net loss of $467,969, and in 2004 a net loss of $124,181.

Financial results for the year of 2005 the Company reported a net loss of $467,969 including a significant change in accounting policy effective November 1, 2003, per the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, for Stock-based compensation and other stock-based payments. In accordance with the CICA policy the Company has accounted for stock options granted to directors, employees and consultants using the fair market value method. As a result the preceding the Company has recognized $289,341 stock-based compensation in the prior years net loss, and an additional $33,712, which was charged to the opening deficit in the prior year. The Financial results for the year of 2004 were reflective of the renewed activity of the Company with a net loss of $124,181.

Expenses for 2006, 2005, and 2004 are comparative across all categories. Specific expenses of note during the 2006, 2005, and 2004 periods are as follows:

•

Professional fees with $37,436 in 2006 compared to $15,768 in 2005 and $18,910 in 2004 as result of increase costs of auditing fees;

•

Travel and Promotion with $45,252 in 2006 compared to $97,587 in 2005 and $37,452 in 2004, expenditures vary depending public relations expenditures;

•

Office Administration increase for 2006 to $28,403 compare to 2005 of $12,356 and $10,701 in 2004, increase related to increased regulatory, and filing requirements;

•

Interest and Bank Charges increase to $8,025, compared to $6,505 in 2005, and $17,860 in 2004;

•

Office and sundry decreased to $7,021 in 2006 compared to $11,148 in 2005, and $5,479 for 2004.

•

Consulting fees paid for 2006 is $44,182 compared to $54,772 in 2005, and $0 in 2004.

•

No Corporate capital taxes were paid during 2006, 2005 and 2004 years.

•

Included expenditures for services paid to an individual related to the President of the Company for the 2006 in the amount of $12,000 ($12,000 in both 2005 and 2004 fiscal years).

•

The Company has included expenditures for consulting fees paid to an officer of the Company in the current year of $2,000 (2005 - $54,772 and $0 in 2004)

There are no trends, commitments, events or uncertainties presently known or identifiable to management that are reasonably expected to have a material affect on the Company’s business, financial position, or results of operations. The nature of the Company’s business is the demanding of capital for property acquisition costs, exploration commitments and holding costs. The Company intends to utilize cash on hand to meet these obligations and will continue to raise funds by equity financings as necessary to augment this cash position, as it does not have sufficient operating cash flow.

There are certain risk factors that could have material affects that are un-quantifiable at present due to the nature of the Company’s industry and other considerations as follows:

•

Exploration Development and Operating Risk - mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Properties in the Company has direct of indirect interest will be subject to all the hazards and risks normally associated with exploration and development any of which could result in damage to property, and possible environmental damage. Mineral exploration involves a high degree of risk and few properties result in successful production;

•

Commodity Prices - the price of the Company’s shares, its financial results, and exploration activities have been or may in the future be, adversely affected by declines in the price of mineral commodity prices;

•

Foreign Operation Risk - properties in Costa Rica and Panama are affected by changes in regulation of shift in the political attitudes, which are beyond the control of the Company;

•

Financing and Acquisition - exploration activities require substantial additional financing. Failure to obtain financing results in delayed or postponed exploration and/or acquisition of resource properties;

•

Environmental - all phases of the Company’s exploration are subject to environmental regulation in the various jurisdictions of these resource properties. There are no assurances that future changes in environmental regulation will not adversely affect the Company;

•

Competition - the mining industry is intensely competitive industry, and the Company competes with numerous companies that have greater financial resources and technical facilities available;

B.  Liquidity and Capital Resources

As at October 31, 2006 the Company had a cash position of $17,103, compared to $4,391 as at October 31, 2005 and $15,667 as at October 31, 2004. As at October 31, 2006 the Company reported a working capital deficiency of $254,723 compare with the October 31, 2005 a working capital deficiency of $360,521 and October 31, 2004 working capital deficiency of $299,089.

The financial statements have been prepared on a going concern basis which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has no revenue generating properties at this time, and has generally incurred losses since inception.

The net working capital is not sufficient for the Company’s present requirements. The Company has continued to provide capital through equity financing and proposes to meet any further working capital requirements through equity financings on acceptable terms in order to enable us to complete any plan of operations.

Subsequent to the Company’s year-end, on February 21, 2007, the Company negotiated a non-brokered private placement of 580,000 common units at a purchase price of  $0.15 per unit. Each unit is composed of one common share and one common share warrant exercisable for 24 months from date of issue. The warrants are exercisable at $0.30 per warrant unless, the Company’s shares trade on the OTYC B:B at a price greater than or equal to $0.50 per share at any time during the trading day for a period of 10 consecutive trading days (Premium Trading Days) after which time the exercise period shall be shortened to a period of 14 calendar days commencing on that day which is the tenth Premium Trading Day.

Subsequent to the Company’s year-end, on January 29, 2007, the Company negotiated a non-brokered private placement of 120,000 common units at a purchase price of  $0.15 per unit. Each unit is composed of one common share and one common share warrant exercisable for 24 months from date of issue. The warrants are exercisable at $0.30 per warrant unless, the Company’s shares trade on the OTYC B:B at a price greater than or equal to $0.50 per share at any time during the trading day for a period of 10 consecutive trading days (Premium Trading Days) after which time the exercise period shall be shortened to a period of 14 calendar days commencing on that day which is the tenth Premium Trading Day.

Subsequent to the Company’s year-end, on November 20th, 2006 the Company negotiated a non-brokered private placement of 1,000,000 common units at a purchase price of  $0.10 per unit. Each unit is composed of one common share and one common share warrant exercisable for 24 months from closing. The warrants are exercisable at $0.10 per share in the first year and at $0.15 in the second year.

During the fiscal year ended October 31, 2006, the Company raised an aggregate of $250,000 on a negotiated a non-brokered private placement of 1,250,000 units at a price of $0.20 per unit. Each unit consists of one common share and one share warrant to purchase one additional common share at a price of $0.25 per share in the first year or $0.35 in the second year. The warrants are exercisable for a period of 24 months from the closing date. The Company issued the units on May 12, 2006.

The funding raised as noted and any additional funds raised will be used for the Company’s exploration programs located in Nevada, Ontario and Saskatchewan, if warranted, to pursue other business opportunities and for general working capital.

During 2006, the Company issued 200,000 common shares at a price of $0.20 per share to settle a $40,000 debt incurred on behalf of the Company by an officer of the Company and 84,000 common shares at a price of $0.33 per share to settle a $27,720 court action.

During the fiscal year ended October 31, 2005, the Company raised an aggregate of $225,000 on the exercise of $1,500,000 share purchase warrants at price of $0.15 per share.

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

Future royalty payments are payable (in US$) as follows:

Payments per agreement	Year 1	Year 2	Year 3	Year 4	Year 5
November 2006 - November 2006	$3,500
December 2006 - August 2007	$36,000
September 2007 - October 2007	$9,000
November 2007 - October 2008		$54,000
November 2008 - October 2009			$54,000
November 2009 - October 2010				$54,000
November 2010 - October 2011					$54,000
TOTAL PER YEAR	US$48,500	US$54,000	US$54,000	US$54,000	US$54,000

As at February 28, 2007, the Company has paid all royalty payments and funding is available to satisfy the next fiscal years lease agreement. Royalty payments on actual productions will equal 4% of net smelter returns (“NSR”).

The Company entered into a lease purchase agreement dated July 1, 2005 with Mrs. M. Lanctot and Mr. A. Lanctot ("Lanctots") to acquire the right to explore, develop and mine a property located in the vicinity of Fort a la Corne, Saskatchewan, Canada (“Crystal Springs Property”).   The initial lease term is ten years with the first payment of $2,000 upon execution of the agreement and an annual sum of $4,000 for a total of $38,000. The Company has an option to purchase the Crystal Springs Property upon commercial development. Upon commencing mining operations of the Property, the Company will pay Lanctots on production equal to 5% of net profits and $4,000 per annum

Future royalty payments are payable (in CDN$) as follows:

Payments per agreement	Year 1	Year 2	Year 3	Year 4	Year 5
November 2006 - October 2007	$4,000
November 2007 - October 2008		$4,000
November 2008 - October 2009			$4,000
November 2009 - October 2010				$4,000
November 2010 - October 2011					$4,000
TOTAL PER YEAR	CDN$4,000	CDN$4,000	CDN$4,000	CDN$4,000	CDN$4,000

As at February 28, 2007, the Company has paid all royalty payments and funding is available to satisfy the next fiscal years lease agreement. Royalty payments on actual productions will equal 4% of net smelter returns (“NSR”).

During the current year, the Company expenditures for Lapon Canyon were $45,682, compared to the fiscal year October 31, 2005; expenditures were a total $108,328 additional incurred expenditures for Crystal Springs - Saskatchewan and Triton - Ontario total $14,733. Total expenditures for all resource properties for the year were $60,414.  The expenditures included costs for legal, consulting, lease payments and travel. The Company will continue to incur research and development costs that are required in order to maintain resource properties in good standing.

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

A charge has been placed over all assets of the Company as security for unpaid British Columbia corporation capital tax amounting to approximately $84,927, including interest at October 31, 2006.

Pursuant to a court judgment dated November 8, 2002, the Company is require to redeem 300,000 shares at a price of $0.20 per share from a creditor. Interest is to be charges at 4% per annum. As of October 31, 2006, the 300,000 shares have not been redeemed, but reclassified to accounts payable.

C.  Research and Development, Patent and Licences

The Company has not incurred any related expenditures for the fiscal years ended October 31, 2006, 2005 or 2004.

D.  Trend Information

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that are reasonable likely to effect the Company’s sales or revenues, income from operations, liquidity or materially decreasing beyond the current projected expenditures.

E.  Off-Balance Sheet Arrangements

As at October 31, 2006, the Company has no off-balance sheet arrangements.

F.  Tabular Disclosure of Contractual Obligations

Contract Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations
Capital (Finance) Lease Obligations
Operating Leases Obligations	$453,750	$57,350	$126,800	$126,800	$142,800
Purchase Obligations
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements
TOTAL	CDN$453,750	CDN$57,350	CDN$126,800	CDN$126,800	CDN$142,800

ITEM 6  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The following table sets forth the name, business experience, functions and areas of experience in the Company and principal business activities performed outside of the Company (including, in the case of directors of the Company other principal directorships) of each director upon whose work the Company is dependent, as of February 28, 2007:

Name and Position in the Company	Age	Director or Officer Since	Number of Common Shares and Percentage of Class
Raynerd B. Carson President and Director	73	Director since November 1989 President since 1990	None - 0%
Gary Van Norman Vice President and Director	68	Director since February 1996	None - 0%
John Curry Vice President Sales & Marketing and Director	53	Director since April 2005	None - 0%
Dr. Stewart A. Jackson Vice-President, Explorations and Officer	67	June 1997	250,000 -2%

The following is a brief account of the business experience during the past five years of each director and executive officer:

Director and/or Officer	Principal Occupation During the Last Five Years
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

B.  Compensation

The following is a summary of the employee and director stock options outstanding as of October 31, 2006 and a summary of all such Options exercised in 2005 and 2004.

Stock options outstanding and granted as at October 31, 2006 were as follows:

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

The Company pays other incidental compensation to executive officers from time to time, consisting primarily of reimbursement for business related activities on behalf of the Company. However, the aggregate of all such other compensation did not exceed 10% of cash compensation reported for the fiscal year ended October 31, 2005. No cash compensation is currently being paid to members of the Board of Directors for their services as directors. In 2005, $8,000 cash compensation was paid to a director. No cash compensation was paid to directors during the years ended 2001, 2002, 2003 and 2004. During the fiscal year ended October 31, 2006, compensation to directors and officers of the Company for services was $2,000 and $54,772 in 2005, $Nil in 2004.

C.  Board Practices

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

Audit Committee

The Audit Committee of the Company consists of Messers Raynerd Carson (Chair), Gary Van Norman, and John Curry.  The function of the Audit Committee is to review the overall audit plan, results of the external audit, the annual financial statements and management discussion and analysis (“MD&A”), the review of the quarterly financial statements and MD&A, the review of any financial press releases and securities filings, the Company’s system of internal controls, the Company’s accounting and disclosure policies and to resolve any potential disputes with the Company’s auditors.

Compensation Committee

The Compensation Committee of the Company consists of Raynerd Carson (Chair), Gary Van Norman, and John Curry.  The purpose of the Compensation Committee is to determine the compensation arrangement of executive officers, to provide, assist or recommend with respect to policies, benefits, personnel issues and other issues. The Company currently has no employment contracts in last 5 years. The Directors and officers are entitled to receive stock options as determined from time to time by the Committee.

D.  Employees

The Company currently employs one part-time employee for 2006, 2005 and 2004.

ITEM 7  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

The following table sets forth the person(s) known to the Company to own beneficially more that ten percent (5%) of any class of the Company’s voting securities and the total amount of any class of the Company’s voting securities owned by the officers and directors as a group:

TITLE OF CLASS	IDENTITY OF PERSON OR GROUP	NUMBER OF SHARES	PERCENTAGE OF CLASS

COMMON	Brisas Atlantico S.A. PO Box 20 Bowling Green Stn New York, New York 10274	1,000,000	6.2%
COMMON	Cede & Co. PO Box 20 Bowling Green Stn New York, New York 10274	6,094,051	37.7%
COMMON	CDS & Co. PO Box 1038 STN A Toronto Ontario, M5W 1G5	2,397,469	14.8%
COMMON	Curitiba S.A. PO Box 6095 1000 San Jose, Costa Rica	1,250,000	7.7%
COMMON	Financial Pacific. Ave Balboa Edif BBVA Piso 16 Panama	2,541,400	15.7%
COMMON	Investors First S.A. c/o Arias, Aleman & Mora Calle 50 Edif Tower 1ER Piso Apartado 8799 Panama 5, Panama	1,826,733	11.3%
COMMON	Officers and Directors Collectively	200,000	1.24%

Note 1:	Beneficial owners listed have sole voting and investment power with respect to the shares shown unless otherwise indicated.

Control of the Corporation

The Corporation is a publicly owned Canadian company, the shares of which are owned by Canadian residents, U.S. residents and other foreign residents. To the best of the Corporation’s knowledge, the Corporation is not directly or indirectly owned or controlled by another corporation, any foreign governments or any other natural or legal person, jointly or severally.

Change in Control Arrangements

The Corporation is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Corporation.

B.  Related Party Transactions

 Services provided by directors or parties related to directors:

	October 31,	October 31,	October 31,
	2006	2005	2004
Consulting	$2,000	$54,772	$0
Rent	$12,000	$12,000	$12,000

•

Accounts receivable includes $665 (2005 and 2004 - $665) due from a director.

•

Accounts payable includes $0 (2005 - $10,713 and 2004 - $0) due to an individual related to the president of the Company and $0 due to an officer of the Company (2005 -$96,736 and 2004 - $0).

•

Accounts payable includes $0 (2005 - $16,162 and 2004 - $0) due to a shareholder.

•

During 2006, a shareholder advanced $233,838 to the Company. In 2006, $250,000 was applied to exercise of 1,250,000 warrants.

•

In 2006, $2,000 was paid to a director and 2005, of the $54,772 in consulting fees were paid to an officer, $13,444 are included in consulting fees expense and $41,328 are included in resource properties.

The fair value of the amounts due to related parties are not determinable, as they have no fixed terms of repayment. These transactions are in normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to be related parties.

C.  Interests of Experts and Counsel

This item is not applicable.

ITEM 8  FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

Incorporated hereto are the audited consolidated financial statements for the years ended October 31, 2006, 2005 and 2004, which are set forth in “Item 17 - Financial Statements”.

Selected Annual Information

The following selected financial information is derived from the audited financial statements for the years ended October 31, 2006, 2005, and 2004, of the Company as prepared in accordance with US Generally Accepted Accounting Principles (GAAP) in Canadian $. The Company has included in the consolidated financial statements reconciliation between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles. The reconciliation and explanation of the differences are in Note 12 of the Company’s financial statements, pages 17 through 20. For more detailed information, refer to the Company’s audited Financial Statements.

	October 31, 2006	October 31, 2005	October 31, 2004
Net sales or total revenues	$Nil	$Nil	$Nil
Income (loss) before discontinued items or extraordinary items	$(212,734)	$(576,297)	$(210,514)
Income (loss) before discontinued items or extraordinary items: - per share undiluted - per share diluted	(0.01) (0.01)	(0.04) (0.04)	(0.01) (0.01)
Net Income (loss)	$(212,734)	$(576,297)	$(210,514)
Net Income (loss) before discontinued items or extraordinary items: - per share undiluted - per share diluted	(0.01) (0.01)	(0.04) (0.04)	(0.01) (0.01)
Total Assets	$21,070	$10,825	$21,828
Total Long-term Debt	$Nil	$Nil	$Nil
Cash dividends declared: $ per share	$Nil	$Nil	$Nil

The growth in total assets for the year ended October 31, 2006 is primarily the result of capitalized exploration expenditures incurred during the year and an increase in cash and cash equivalents from private placements. Financial results for the year of 2005 the Company reported a net loss of $467,969 including a significant change in accounting policy effective November 1, 2003, per the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, for Stock-based compensation and other stock-based payments. In accordance with the CICA policy the Company has accounted for stock options granted to directors, employees and consultants using the fair market value method. As a result the preceding the Company has recognized $289,341 stock-based compensation in the prior years net loss, and an additional $33,712, which was charged to the opening deficit in the prior year.

The Company is not involved in any legal or arbitration proceedings that may have, or have had in the recent past, significant effects on the Company’s financial position.

The Company is not aware of any material proceedings in which any director, any member of senior management or any of the Company’s affiliates is a party adverse to the Company or has a material interest adverse to the Company.

No dividends have been paid on any common shares of the Company, nor does the Company to pay dividends on its common shares in the foreseeable future.

B.  Significant Changes

No significant changes have occurred during 2006 or the first two months of 2007.

ITEM 9  THE OFFER AND LISTING

A.  Offer and Listing Details

The common stock of the Company is listed on the OTC Electronic Bulletin Board in New York. The following table sets forth the high and the low sales prices for shares of common stock on the OTC:BB for each quarter of the Company’s last two fiscal years. Brokers in the United States can make a market on the NASD electronic bulletin board by submitting a Form 211 with the NASD.

PRICE RANGE	High	Low
October 31, 2003 Year	0.20	0.05
October 31, 2004 Year	0.70	0.22
October 31, 2005 Year	0.50	0.10
October 31, 2006 Year	0.43	0.10
2006 1st Quarter	0.43	0.15
2006 2nd Quarter	0.25	0.10
2006 3rd Quarter	0.34	0.15
2006 4th Quarter	0.15	0.10
2005 1st Quarter	0.40	0.40
2005 2nd Quarter	0.50	0.22
2005 3rd Quarter	0.50	0.18
2005 4th Quarter	0.35	0.10
October 2006 Month	0.14	0.11
November 2006 Month	0.23	0.10
December 2006 Month	0.16	0.10
January 2007 Month	0.16	0.12
February 2007 Month	0.20	0.12
March 2007 Month	0.17	0.14

As of October 31, 2006 the Company had approximately 210 registered shareholders on record of its no par value common stock. Based on representations received by the Company from certain record holders, the Company believes that there are in excess of 1,000 non-registered beneficial owners of its common stock bringing the total number of shareholders in excess of 1,200.

B.  Plan of Distribution

This item is not applicable.

C.  Markets

The Company's common shares trade on the OTC Electronic Bulletin Board in New York under the symbol WVNTF:BB

D.  Selling Shareholders

This item is not applicable.

E.  Dilution

This item is not applicable.

F.  Expenses of the Issue

This item is not applicable.

ITEM 10  ADDITIONAL INFORMATION

A.  Share Capital

The Company’s authorized capital stock consists of 50,000,000 shares of common stock, no par value. The following is a summary and is qualified in its entirety by reference to the Company’s Articles and Special Resolution and Altered Memorandum, copies of which are exhibits to the Company’s Registration Statement. The outstanding shares of common stock are fully paid and non-assessable. As of record date of March 7th, 2007, 15,106,154 shares of common stock were issued and outstanding.

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

The Company’s authorized share capital and issued is as follows: Authorized - 50,000,000 Common shares without par value Issued	Number of Shares		Amount
Balance, October 31, 2004	12,072,154		$7,062,373
Exercise of warrants on settlement of debt	1,500,000		225,000
Balance, October 31, 2005	13,572,154	$
Shares issued on settlement of debt	284,000		67,720
Private Placement Shares issued	1,250,000		250,000
Balance, October 31, 2006	15,106,154	$

Share purchase warrants outstanding and exercisable as at October 31, 2006 and 2005 were as follows:

	Exercise	Number of Warrants
	Price	2006	2005

Opening balance, outstanding and exercisable		0	1,500,000
Exercised	$0.15	0	(1,500,000)
Options granted	$0.25	1,250,000	0

Closing balance, outstanding and exercisable		1,250,000	0

Stock Options

The following table summarizes the Company's stock option activity for the years ended October 31, 2006 and 2005:

			Weighted
		Exercise	Average
	Number	Price	Exercise
	of Shares	Per Share	Price
Balance, outstanding and exercisable October 31, 2004	500,000		$ 0.25
Expired in 2005	(500,000)		$ 0.25
Granted in 2005 (Expiry date - March 31, 2007)	800,000	$ 0.25	$ 0.25
Balance, outstanding and exercisable October 31, 2006 and October 31, 2005	800,000	$ 0.25	$ 0.25

During the fiscal year ended October 31, 2006, the Company raised an aggregate of $250,000 on a negotiated a non-brokered private placement of 1,250,000 units at a price of $0.20 per unit for a total of $250,000. Each unit consists of one common share and one share warrant to purchase one additional common share at a price of $0.25 per share in the first year or $0.35 in the second year. The warrants are exercisable for a period of 24 months from the closing date. The Company issued the units on May 12, 2006.

During 2006, the Company issued 200,000 common shares at a price of $0.20 per share to settle a $40,000 debt incurred on the behalf of the Company by an officer of the Company and 84,000 common shares at a price of $0.33 per share to settle a $27,720 court action.

During the fiscal year ended October 31, 2005 stock options issued May 8, 2003 for 500,000 shares expired. The Company issued stock options on March 31, 2005 for 800,000 shares expiring on March 31, 2007.

During the fiscal year ended October 31, 2005, the Company issued 1,500,000 Common Shares pursuant to a private warrant purchase option at a price of $.15 per unit.

B.  Memorandum and Articles of Association

Securities Register

The Corporation maintains at Computershare Corporate Trust Company (“transfer agent”) a securities register in which it records the securities issued by it in registered form, showing with respect to each class or series of securities:

a.  the names, alphabetically arranged and the latest known address of each person who is or has been a security holder;

b.  the number of securities held by each security holder; and

c.  the date and particulars of the issue and transfer of each security.

The transfer agent keeps information relating to a security holder that is entered in the securities register for at least seven years after the security holder ceases to be a security holder.

Powers of Directors

Approval and Voting

A director who is in any way party, whether directly or indirectly, interested in a contract or proposed contract or transaction with the Company shall declare the nature and extent of the Director’s interest at a meeting of the directors in accordance with the Companies Act. A director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but may be counted in the quorum present at the meeting at which such vote is taken. Subject to the Companies Act, the foregoing shall not apply:

a.

any contract or transaction relating to a loan to the Company, which a director or specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan, or

b.

any contract or transaction made or to be made with, or for the benefit of a holding corporation or a subsidiary corporation of which a director is a director,

c.

if authorized by ordinary resolution pursuant to Article 12.4, the remuneration of the directors.

Remuneration and Expenses

The remuneration of the Directors as such may from time to time be determined by the shareholders, unless by ordinary resolution the directors are authorized to determine their remuneration, such remuneration to be in addition to any salary, or other remuneration paid to any officer or employee of the Company as such, who is also director.

 The Directors shall be repaid such reasonable expenses as they may incur in and about the business of the Company and if any director shall perform any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specifically occupied in or about the Company’s business, he may be paid a remuneration to be fixed by the Board, or, at the option of such director, by the Company in general meeting, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he may be entitled to receive, and the same shall be charged as part of the ordinary working expenses.

Unless otherwise determined by ordinary resolution the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

Borrowing

Without limiting the borrowing power of the Company provided by the Corporation Act of British Columbia, the Directors may from time to time at their discretion authorize the Company to borrow any sum of money for the purposes of the Company and may raise or secure the repayment of that sum in such manner and upon such terms and conditions, in all respects, as they think fit. And in particular, and without limiting the generality of the foregoing, by the issue of bonds or debentures, or an mortgage or charge, whether specific or floating, or other security on the undertaking or the whole or an part of the property of the Company, both present and future.

The directors may authorize the issue of any debentures, bonds or other debt obligations of the Company at a discount, premium or otherwise, and with special or other rights or privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares, attending at general meetings of the Company of or conversion into or exchange for shares, attending at general meetings for the Company and otherwise as the directors may determine at or before the time of issue.

Qualification

A person is not required to hold shares issued by the Company to qualify for election as a director of the Company. A person is disqualified for election as a Director if that person:

a.  is less than 18 years of age;

b.  is

i)  a dependant adult as defined in the Dependant Adults Act or the subject of a certificate of incapacity under that Act.

ii)  a formal patient as defined in the Mental Health Act,

iii)  the subject of an order under The Mentally Incapacitated Persons Act appointing a committee of his or her person, estate or both, or

iv)  a person who has been found to be of unsound mind by a court elsewhere than in British Columbia;

c.  is not an individual; or

d.  has the status of bankrupt.

Description of Securities

The Company is authorized 50,000,000 of Common Shares.

Common Shares

The Company is authorized to issue 50,000,000 of common shares without nominal or par value of which, as at October 31, 2006, 15,106,154 shares are issued and outstanding as fully paid and non-assessable, 800,000 shares are reserved under directors’, employees and management stock options (see “Item 6A. Directors, Senior Management and Employees - Share Ownership - Stock Options”). The holders of the common shares are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, and on every poll taken at every such meeting, or adjourned meeting, every holder of Common Shares shall be entitled to one vote in respect of each Common Share held.

Annual and Special General Meetings

The Board must call an annual general meeting of Shareholders to be held not later than 15 months after the date of incorporation and subsequently, not later than 13 months after holding the last preceding annual meeting. An annual meeting is to be held for the purposes of considering the financial statements and auditor’s report, fixing the number of Directors for the following year, electing Directors, appointing an auditor and transacting any other business that may properly be brought before the meeting.

The Board may at any time call a special meeting of Shareholders.

Notice of Meetings

Notice of the time and place of a meeting of Shareholders must be sent not less than 21 days before the meeting to each Shareholder entitled to vote at the meeting, each Director and the auditor of the Company.

Notice of a meeting of Shareholders called for the purpose of transacting any business other than a consideration of the financial statements and auditor’s report, fixing the number of Directors for the following year, election of Directors and reappointment of the incumbent auditor must state the nature of the business to be transacted in sufficient detail to permit a Shareholder to form a reasoned judgment on that business and must state the text of any special resolution to be submitted to the meeting.

Where any special business includes the presenting, considering, approving, ratifying or authorizing of the execution of any document, then the portion of the any notice relating to such document shall be sufficient if the same states that a copy of the document or proposed document is or will be available for inspection by shareholders at a place in the Province of British Columbia specified in such notice during business hours in any specified working day or days prior to the date of the meeting.

C.  Material Contracts

The Company has not entered into any material contracts (not made in the ordinary course of business) in the two years prior to the date of filing of this Form 20F.

D.  Exchange Controls

Canadian Investment Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-residents.  Dividends paid to US residents, however, are subject to a 15% withholding tax or a 5% withholding tax for dividends if the shareholder is a company owning at least 10% of the outstanding voting shares of the Company pursuant to Article X of the reciprocal tax treaty between Canada and the US (See “Item 10 - Additional Information - Taxation”).

Except as provided in the Investment Canada Act (the “ICA”), which has provisions that restrict the holding of voting shares by non-Canadians, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares under the laws of Canada or the Province of British Columbia, or in the charter documents of the Company or its subsidiaries.

The ICA requires a person who is not a Canadian resident (a “non-Canadian”) making an investment, which would result in the establishment of a new Canadian business or which would result in the acquisition of control of a Canadian business (i.e. the gross value of the assets of which exceed a certain monetary threshold), to identify, notify, or file an application for review with the Investment Review Division of Industry Canada (“IRD”).  The notification procedure involves a brief statement of information about the investment on a prescribed form to be filed with the IRD by the investor within 30 days following implementation of the investment.  Specific investments are subject to review under the ICA.  It is intention of the IRD that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with the IRD prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister of Industry (“Minister”) (the Minister responsible for Investment Canada) is satisfied that the investment is likely to be of net benefit to Canada.  The Minister has up to 75 days to make this determination.  If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

In 1999, some of the powers, duties and functions of the Minister were transferred to the Minister of Canadian Heritage under Parts II to VI of the ICA as they relate to the prescribed business activities enumerated under paragraph 15(a) of the ICA, namely those that relate to Canada's “cultural heritage or national identity” (“Cultural Activities”) Cultural Activities include, among other things, the distribution or sale of books, magazines, film and video recordings and music recordings.  As a result, an application for review must be submitted to the Cultural Sector Review Division of the Department of Canadian Heritage (the “CSRD”) in respect of the acquisition of control of a Canadian business engaged in a Cultural Activity that exceeds the prescribed lower monetary threshold applicable to the acquisition of such Canadian businesses.

The Minister of Canadian Heritage's review, similar to the Minister's review, is based on the statutory threshold of net benefit to Canada.  CSRD is guided by certain policy statements regarding investments by non-Canadians in Canadian businesses engaged in certain Cultural Activities.  CSRD's policy statements address certain Cultural Activities at the production/publication, distribution and/or exhibition levels.

The following investments by non-Canadians are subject to notification under ICA:

1.  An investment to establish a new Canadian business; and

2.  An investment to acquire control of a Canadian business that is not reviewable pursuant to the ICA.

The following investments by non-Canadians are subject to review under the ICA:

1.  An investment is reviewable if there is an acquisition of control of a Canadian business and the asset value of the Canadian business being acquired equals or exceeds the following thresholds:

a.  For non-World Trade Organization (“WTO”) investors, the threshold is $5 million for a direct acquisition and $50 million for an indirect acquisition; the $5 million threshold will apply however for an indirect acquisition if the asset value of the Canadian business being acquired exceeds 50% of the asset value of the global transaction;

b.  Except as specified in paragraph (c) below, a threshold is calculated annually for reviewable direct acquisitions by or from WTO investors.  The threshold for 2007 is $281 million.  Pursuant to Canada's international commitments, indirect acquisitions by or from WTO investors are not reviewable;

c.  The limits set out in paragraph (a) apply to all investors for acquisitions of a Canadian business that:

i  engages in the production of uranium and owns an interest in a producing uranium property in Canada;

ii.  provides any financial service;

iii. provides any transportation services; or

iv. is a cultural business.

2.  Notwithstanding the above, any investment which is usually only notifiable, including the establishment of a new Canadian business, and which falls within a specific business activity, including the publication and distribution of books, magazines, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form may be reviewed if an Order-in-Council directing a review is made and a notice is sent to the Investor within 21 days following the receipt of a certified complete notification.

With reference to 1 (a) above, generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its direct or indirect Canadian parent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian direct or indirect parent of an entity carrying on the Canadian business.  No change of voting control will be deemed to have occurred if an investor acquires less than one-third of the voting control of a Canadian company.

With reference to 1(a) above, a WTO investor, as defined in the ICA, includes an individual who is a national of a member country of the WTO or who has the right of permanent residence in relation that WTO member, a government or government agency of a WTO member, a WTO investor-controlled entity, a company, a limited partnership, trust or other specified business organizations that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors.

The ICA exempts certain transactions from notification and review, including, among others,

1.  An acquisition of voting shares if the acquisition were made in the ordinary course of that persons' business as a trader or dealer in securities;

2.  An acquisition of control of the company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the ICA;

3.  The acquisition of voting interests by any person in the ordinary course of a business carried on by that person that consists of providing, in Canada, venture capital on terms and conditions not inconsistent with such terms and conditions as may be fixed by the Minister; and

4.  Acquisition of control of the company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the company, through the ownership of voting interests, remains unchanged.

E.  Taxation

The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”, or “ITA”), generally applicable in respect of the holding and disposition of common shares.  The income tax consequences to any particular holder of common shares will vary according to the particular circumstances of each holder, including without limitation, the status of that holder as an individual, trust, company or member of a partnership, the jurisdiction in which that holder is subject to taxation and the place where that holder is resident.

This summary is based upon the Company's understanding of current provisions of the Tax Act and the Canada-United States Tax Convention (1980) (the “Tax Convention”) as at the date of this Form 20-F, of all specific proposals to amend the Tax Act publicly announced prior to the date hereof and of the current published administrative and assessing practices of the Canada Revenue Agency (the “CRA”).  Other than such proposed amendments, this summary does not take into account or anticipate changes in the law, whether by way of judicial decision or legislative action, nor any changes in the administrative or assessing practices of the CRA.  There is no assurance that any specific proposals to amend the Tax Act will be enacted as proposed or at all.  This summary does not take into account, or anticipate any provincial, territorial or foreign tax legislation or other considerations, which may differ from those consideration described herein.

This summary is applicable only to holders of common shares who, for the purposes of the Tax Act and the Tax Convention, are resident in the US, have never been resident in or deemed to be resident in Canada at any time while they have held common shares, deal at arm's length with and are not affiliated with, the Company, hold their common shares as capital property, do not carry on and are not deemed to carry on an insurance business in Canada, and will not use or hold or be deemed to use or hold the common shares in the course of carrying on business in Canada.  Common shares will generally be considered to capital property for purposes of the Tax Act unless they are held in the course of carrying on a business of trading or dealing in securities or acquired in a transaction which may be considered to be an adventure in the nature of the trade.  Special rules, which are not discussed in this summary, may apply to a US holder that is a company that carries on business in Canada and elsewhere.

This summary is of a general nature only and is not exhaustive of all Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any holder of common shares.  No opinion, with respect to taxation matters, was requested by the Company or provided by its auditors or legal counsel.  Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

 Disposition of Common Shares

A non-resident of Canada will not be subject to tax under the Tax Act in respect of a capital gain realized upon the disposition or deemed disposition of a common share of the Company unless it constitutes “taxable Canadian property” under the Tax Act and the holder is not entitled to relief under the Tax Convention.  Such common shares will generally not be taxable Canadian property provided the holder thereof does not use or hold and is not deemed to use or hold such shares in connection with carrying on a business in Canada; such shares are not “designated insurance property” of the holder within the meaning of the Tax Act; that if the shares listed on a prescribed stock exchange under the Tax Act, the holder has not, either alone or in combination with persons with whom the holder does not deal at arm's length, owned or had the right to acquire 25% or more of the issued shares of any class or series of shares in the Company within 60 months preceding the date of disposition; such holder has not elected to treat such shares as taxable Canadian property upon ceasing to be a resident in Canada; and such shares were not acquired in a tax deferred exchange for property that was itself taxable Canadian property.

In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the US, relief from Canadian taxation may not be available under the Tax Convention in certain cases, including, without limitation, where the value of such shares is derived principally from real property situated in Canada.  Mineral exploration rights are generally considered to be real property for this purpose. Shareholders should consult with their tax advisors as to whether they will be afforded relief under the Tax Convention.

If common shares of the Company constitute taxable Canadian property and a holder is not afforded relief under the Tax Convention, a capital gain (or capital loss) will generally be realized to the extent that the proceeds of disposition received or deemed to be received exceed (or are less than) the aggregate adjusted cost base of such shares, net of any reasonable costs of disposition or deemed disposition.  One-half of any such capital gain (“taxable capital gain”) will be required to be included in income in the year of the disposition.  One half of the amount of any capital loss (“allowable capital loss”) may be deductible against certain taxable capital gains realized in that year in accordance with the provisions of the Tax Act.  Allowable capital losses for a taxation year in excess of taxable capital gains for that year may otherwise be available for deduction in other taxation years in accordance with the provisions of the Tax Act.

However, special rules apply if a non-resident of Canada or certain designated partnerships dispose of common shares of the Company to another company resident in Canada with which the non-resident does not deal or is deemed not to deal at arm's length and, immediately after the disposition, the Company is “connected” with the purchaser company within the meaning of the Tax Act.  Each holder should consult with their own tax advisor with respect to the income tax consequences of any such disposition applicable to them, in their own particular circumstances.

Dividends

In the case of any dividends paid or credited or deemed to be paid or credited to non-residents, the non-resident will be subject to tax on the gross amount of such dividends.  In the absence of relief under the Tax Convention, the Company will be required to withhold there from on account of tax, 25% of the amount of such dividend, and remit same to the Receiver General of Canada, and the net amount of the dividend will be paid to the non-resident holder.  In certain cases Article X of the Tax Convention reduces the rate of tax on dividends paid to residents of the US to 15% of the gross dividend (or 5% in the case of dividends paid to certain corporate shareholders that beneficially own at least 10% of the Company's voting shares).  Stock dividends received by non-residents from the Company are taxable in Canada as ordinary dividends.

Dispositions of common shares to the Company will generally result in a deemed dividend to the holder equal to the amount by which the consideration paid or deemed to be paid by the Company exceeds the paid-up capital of such shares.  The amount of such deemed dividend would be subject to withholding tax as described above.

US Federal Income Tax Consequences

The following is a discussion of possible US Federal income tax consequences, under US law, generally applicable to a US Holder (as defined below) of common shares of the Company.  This discussion does not address consequences peculiar to persons subject to special provisions of US Federal income tax law, such as those described below as excluded from the definition of a US Holder.  In addition, this discussion does not cover any alternative minimum, US state and local or foreign tax consequences.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS, and court decisions that are currently applicable, any of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time.

Circular 230 Disclosure

Any tax statement made herein regarding any US federal tax is not intended or written to be used, and cannot be used, by any taxpayer for purposes of avoiding any penalties.  Any such statement herein is written in connection with the marketing or promotion of the transaction to which the statement relates.  Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

As used herein, a US Holder includes a holder of common shares who is a citizen or individual resident (as defined under US tax laws) of the United States; a company created or organized in or under the laws of the US or of any political subdivision thereof; an estate the income of which is taxable in the US irrespective of source; or a trust if (a) a court within the US is able to exercise primary supervision over the trust's administration and one or more US persons have the authority to control all of its substantial decisions or (b) the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a US person.  This summary does not address the US tax consequences to, and US Holders do not include, persons subject to specific provisions of federal income tax law, including, but not limited to, tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the US dollar, persons who hold common shares as part of a straddle, hedging or a conversion transaction, and persons who acquire their common shares as compensation for services.  This summary is limited to US Holders who own common shares as capital assets and who hold the common shares directly and not through an intermediary entity.

Distributions on Common Shares of the Company

Subject to the discussion below regarding “passive foreign investment companies” (“PFICs”), US Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income (for US Federal income tax purposes) the gross amount of such distributions, to the extent that the Company has current or accumulated earnings and profits, as determined under US Federal tax principals.  This inclusion is done without reduction for any Canadian income tax withheld from such distributions.

Any Canadian tax withheld generally may be credited (subject to certain limitations) against the US Holder's US Federal taxable income.  (See more detailed discussion at “Foreign Tax Credits” below.)  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the US Holder's adjusted basis in the common shares and thereafter as a gain from the sale or exchange of the common shares.  Dividends received by non-corporate US Holders may be subject to US federal income tax at lower rates (generally 15%) than other types of ordinary income in taxable years beginning before 2011 if certain conditions are met.  These conditions include the Company not being classified as a PFIC, it being a qualified foreign company, the US Holder's satisfaction of a holding period requirement, and the US Holder not treating the distribution as “investment income” for purposes of the investment interest deduction rules.  In the case of US Holders that are companies, such dividends generally will not be eligible for the dividends received deduction.

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the common shares of the Company may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld, at the option of the US Holder.  Generally, it will be more advantageous to claim a credit because a credit reduces US Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.

This election is made on a year-by-year basis, and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the US Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder's US income tax liability that the US Holder's foreign source income bears to his/her or its worldwide taxable income.

In the determination of the application of this limitation, various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.

In addition, this limitation is calculated separately with respect to specific classes or “baskets” of income; foreign taxes assigned to a particular class of income generally cannot offset United States tax on income assigned to another class.  For tax years beginning after 2006, there are two classes of income, “passive category income” and “general category income” for United States foreign tax credit purposes.  For tax years of US Holders beginning after October 22, 2004, unused foreign tax can generally be carried back one year and forward ten years.

The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and US Holders should consult their own tax advisors regarding the foreign tax credit rules.

Currency Fluctuations

For United States federal income tax purposes, the amount received by a US Holder as payment with respect to a distribution on, or disposition of, common shares, if paid in Canadian dollars, will be the US dollar value of the payment, regardless of whether the payment is later converted into US dollars.  In such case, the US Holders may recognize additional ordinary income or loss as a result of currency fluctuations between the date on which the payment is made and the date the payment is converted into US dollars.

Disposition of Common Shares of the Company

Subject to the PFIC discussion below, a US Holder will recognize gain or loss upon the sale of commons shares of the Company equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the US Holder's tax basis in the common shares of Company.

This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the US Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the US Holder.  Under present law, a non-corporate US Holder generally is eligible for a maximum 15% US Federal income tax rate, subject to the PFIC discussion below, for net long-term (held more than one year) capital gains.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.

US Anti-Deferral Regimes - Passive Foreign Investment Company (“PFIC”) Regime

The PFIC rules may apply to US Holders if the Company, or an entity directly or indirectly owned by the Company (“Related Entity”), derives 75% or more of its gross income from certain types of “passive income” (generally, interest, dividends, rents, royalties and the like), or if the average value during a taxable year of the Company or the Related Entity's “passive assets” (generally, assets that generate passive income) is 50% or more of the average value of all assets held by the Company or the Related Entity.  If the Company or a Related Entity is classified as a PFIC, a US Holder will be subject to increased tax liability in respect of gain recognized on the disposition of common shares or upon the receipt of certain distributions, unless the US Holder makes an election to be taxed currently on his, her or its pro rata portion of the Company's income and gain, whether or not such income or gain is distributed in the form of dividends or otherwise, and the Company provides certain annual statements which include the information necessary to determine inclusions and assure compliance with the PFIC rules.  As another alternative to the foregoing rules, a US Holder may make a mark-to-market election to include in income each year as ordinary income an amount equal to the increase in value of the Common shares for that year or to claim a deduction for any decrease in value (but only to the extent of previous mark-to-market gains).

Neither the Company nor any Related Entity can give any assurance as to its status as a PFIC for the current or any future year, and offers no opinion or representation of any kind with respect to the PFIC status of the Company or any Related Entity.  US Holders should consult their own tax advisors with respect to the PFIC issue and its applicability to their particular tax situation.

F.  Dividends and Paying Agents

This item is not applicable.

G.  Statement by Experts

This item is not applicable.

H.  Documents on Display

Documents concerning the Company which are referred to in this Form 20-F may be inspected upon written request to the Corporate Administrator of the Company as follows:

World Ventures Inc.

102 Piper Crescent

Nanaimo, BC, Canada

V9T 3G3

The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, to the extent required of Canadian companies, files periodic reports and other information with the SEC.  All such reports and information may be read and copied at the public reference facilities listed below.  The Company intends to provide its shareholders reports containing audited year-end financial statements and a report thereon from its independent chartered accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

Statements made in this Form 20-F about the contents of contracts or other documents are not necessarily complete and the Company refers you to the copy of such contracts or other documents filed as exhibits to this Form 20-F.

The Company's SEC filings, and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street N.E., Washington, D.C., 20549.  Copies of these filings may be obtained from these offices after the payment of prescribed fees.  Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. These filings are also available on the Securities and Exchange Commission's website at www.sec.gov.

The Company is required to file reports and other information with Canadian provincial securities commissions. Interested parties are invited to read and copy any reports, statements or other information, other than confidential filings, that the Company with provincial securities commissions. These filings are also available electronically from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) (http://www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system. The Company will provide its shareholders with proxy statements prepared according to Canadian law.  As a Canadian company, the Company is exempt from the Exchange Act rules prescribing the furnishing and content of proxy statements to shareholders and is also exempt from the short-swing profit recovery and disclosure regime of Section 16 of the Exchange Act. Copies of proxy statements may be obtained by providing requests to us at the following address: World Ventures Inc. 102 Piper Crescent, Nanaimo, BC, Canada, V9T 3G3.

I.  Subsidiary Information

This item is not applicable.

ITEM 11  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has not entered into any activities in derivative financial instruments or derivative commodity instruments. The Company's financial assets are in the form of cash and cash equivalents held at institutions with high credit quality ratings.

As a Canadian Company, World Ventures Inc.'s cash balances are kept primarily in Canadian funds, revenues are negotiated in Canadian dollars and expenses are predominately in Canadian dollars. The Company does have limited exposure to foreign exchange risk, but this is restricted to payment of current trade accounts payable in US Dollars where most of the Company's cash assets are denominated in Canadian Dollars. Therefore, the Company believes it is exposed to only minimal exchange rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future, conduct hedging to reduce its exchange rate risk.

ITEM 12  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This item is not applicable.

ITEM 13  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults in the payment of principal, interest or a sinking or purchase fund installment or any other material default related to indebtedness.  There are no dividend arrearages or any other delinquencies with respect to any class of preferred stock.

ITEM 14  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITYHOLDERS AND USE OF PROCEEDS

There has been no modification of the instruments defining the rights of holders of any class of the Company's registered securities.  There has been no modification or qualification of the rights evidenced by any class of the Company's registered securities by issuing or modifying any other class of securities.  There are no assets securing any class of the Company's registered securities.  There has been no change in the last financial year to the trustee of the Company's registered securities.

ITEM 15  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

A Disclosure Committee of World Ventures Inc. was appointed by the Board of Directors in 2006 to oversee the Company's disclosure activities and to assist the Board of Directors in fulfilling its responsibilities in this respect. The purpose of the Committee is to ensure that the Company implements and maintains internal procedures for the timely collection, evaluation and disclosure, as appropriate, of information potentially subject to public disclosure under the legal, regulatory and stock exchange requirements to which the Company is subject.

The Committee's responsibilities include the following:

•

review material developments and advise on the Company's disclosure obligations on a timely basis;

•

advise on and discuss the timely review, publication and filing of periodic and current reports with the various parties involved, including the Chief Executive Officer and the Chief Financial Officer, and review that these reports do not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

•

periodically review past disclosures contained in public filings and other public information and advise whether any updates or corrections are appropriate; and

•

evaluate and advise on the effectiveness of the Company's internal and disclosure controls and procedures, including the steps that it deems necessary or desirable to effect compliance with those procedures.

There are inherent limitations as to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and circumvention or overriding of the controls or procedures. It should be also be noted that the Company's internal controls and procedures will not prevent or detect all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Consequently, management applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Internal Disclosure Controls and Procedures

The Company has evaluated the effectiveness of our disclosure controls and procedures and has concluded that they are sufficiently effective to provide assurance that material information relating to the Company and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal controls over financial reporting or in other factors that could significantly affect these controls during the year ended October 31, 2006, or subsequent to the evaluation date identified in connection with the evaluation thereof by the Company's management including the Chief Executive Officer and Acting Chief Financial Officer, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16  RESERVED BY THE SEC

ITEM 16A  AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of World Ventures Inc. does not have an “audit committee financial expert”, as defined in Item 16A of Form 20-F and as defined by rules of the AMEX.

ITEM 16B  CODE OF CONDUCT

The Company has not yet adopted a written “code of ethics” that meets the new United States' Sarbanes-Oxley standards. The Board believes that its existing standards and procedures are adequate for its purposes.  The Company believes that its management structure and corporate culture effectively deter wrongdoing and promote honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, compliance with applicable governmental laws, rules and regulations, prompt internal reporting of unethical conduct and accountability for adherence to the conduct standards. The Company has a small number of employees and most of its officers are also directors, thus eliminating any split between the Company’s management and the directors who are responsible to safeguard shareholder interests.  As a result, the Company believes that the activities of the Company’s officers, employees and other agents can be easily monitored by its directors, thus eliminating the need for a formal written code of ethics.

ITEM 16C  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for each of the years indicated, the fees billed by World Ventures Inc's independent public accountants, and the percentage of the services that were approved by the Audit Committee.

	Year Ended October 31
	2006	2005
Audit Fees	$ 15,900	$ 20,330
Audit-related Fees	3,710	6,420
Tax Fees	-	-
All Other Fees	-	-
Total	$ 19,610	$ 26,750

Pre-Approval Policies and Procedures

The Board of Directors has delegated certain responsibilities to the Audit Committee.  The Audit Committee adopted an Audit Committee Charter that outlines its responsibilities including the pre-approval of audit and non-audit services rendered by the Company's independent public accountants.  No issue regarding these services has arisen in the last two fiscal years.

ITEM 16D  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

This item is not applicable.

ITEM 16E  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company, nor any affiliated purchaser of the Company, has purchased any of the Company's securities during 2006.

ITEM 17.  FINANCIAL STATEMENTS

ITEM 18.  CONSOLIDATED FINANCIAL STATEMENTS AND EXHIBITS

This item is not applicable

ITEM 19.  EXHIBITS

EXHIBIT NO.

31.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

WORLD VENTURES INC.

(An Exploration Stage Company)

Consolidated Financial Statements

October 31, 2006 and 2005

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles.  Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal controls is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The board of directors approves the financial statements and ensures that management discharges its financial responsibilities.  The board’s review is accomplished principally through the audit committee.

The consolidated financial statements have been audited by Smythe Ratcliffe LLP, Chartered Accountants on behalf of the shareholders and their report follows.

/s/ Ray B. Carson	/s/ Gary Van Norman
Ray B. Carson	Gary Van Norman
President and Chief Executive Officer	Vice President and Chief Financial Officer

Vancouver, British Columbia
February 1, 2007

AUDITORS’ REPORT

TO THE SHAREHOLDERS OF WORLD VENTURES INC. (AN EXPLORATION STAGE COMPANY)

We have audited the consolidated balance sheets of World Ventures Inc. (an Exploration Stage Company) as at October 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years ended October 31, 2006, 2005, and 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended October 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

/s/ Smythe Ratcliffe LLP

Chartered Accountants

Vancouver, Canada

February 1, 2007, except as to note 13 (c) which is as of February 21, 2007

COMMENTS BY AUDITORS FOR U.S. READERS

ON CANADA - UNITED STATES OF AMERICA REPORTING DIFFERENCE

In the United States of America, reporting standards of the Public Company Accounting Oversight Board for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by matters such as that described in note 2 to the consolidated financial statements.  Our report to the shareholders dated February 1, 2007 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such an uncertainty in the auditors' report when the uncertainty is properly accounted and adequately disclosed in the financial statements.

/s/Smythe Ratcliffe LLP

Chartered Accountants

Vancouver, Canada

February 1, 2007, except as to note 13 (c) which is as of February 21, 2007

WORLD VENTURES INC.

(An Exploration Stage Company)

Consolidated Balance Sheets (note 2)

October 31

	2006	2005

Assets (note 3)

Current
Cash	$17,103	$4,391
Accounts receivable	2,685	4,340

Total Current Assets	19,788	8,731
Equipment (note 6)	1,282	2,094
Resource Properties (note 7)	324,719	264,305

Total Assets	$345,789	$275,130

Liabilities

Current
Accounts payable (note 8)	$274,511	$369,252

Total Liabilities	274,511	369,252

Capital Stock and Deficit

Capital Stock (note 9(b))	7,605,093	7,287,373
Contributed Surplus (note 9(g))	323,053	323,053
Deficit	(7,856,868)	(7,704,548)

Total Capital Stock and Deficit	71,278	(94,122)

Total Liabilities and Capital Stock and Deficit	$345,789	$275,130

Approved on behalf of the Board:

/s/ Ray B. Carson	Director
Ray B. Carson

/s/ Gary Van Norman	Director
Gary Van Norman

See notes to consolidated financial statements

WORLD VENTURES INC.

(An Exploration Stage Company)

Consolidated Statements of Operations and Deficit

Years Ended October 31

	2006	2005	2004

Expenses
Travel and promotion	$45,252	$97,587	$37,452
Professional fees	37,436	15,768	18,910
Accounting and administration	28,403	12,356	10,701
Rent	12,000	12,000	12,000
Transfer agent, filing fees and printing	8,653	15,922	12,403
Interest and bank charges	8,025	6,505	17,860
Office and sundry	7,021	11,148	5,479
Telephone and fax	2,465	2,219	2,992
Consulting and management fees	2,000	13,444	0
Vehicle and fuel	253	561	181
Stock-based compensation	0	289,341	0
Amortization	320	524	654

Loss Before Other items	(151,828)	(477,375)	(118,632)

Other Items
Write-down of equipment	(492)	0	0
Expense recoveries	0	9,406	0
Write-down of resource properties	0	0	(5,549)

	(492)	9,406	(5,549)

Net Loss for Year	(152,320)	(467,969)
Deficit, Beginning of Year	(7,704,548)	(7,202,867)	(7,078,686)
Change in Accounting Policy (note 4(h))	0	(33,712)	0

Deficit, End of Year	$(7,856,868)	$(7,704,548)	$(7,202,867)

Loss per Share (note 9(g))	$ (0.01)	$ (0.04)	$ (0.01)

Weighted Average Number of Shares
Outstanding	14,616,609	12,857,086	10,908,045

See notes to consolidated financial statements

WORLD VENTURES INC.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

Years Ended October 31

	2006	2005	2004

Operating Activities
Net income (loss)	$(152,320)	$(467,969)	$(124,181)
Items not involving cash
Write-down of resource properties	0	0	5,549
Stock-based compensation	0	289,341	0
Write-down of equipment	492	0	0
Amortization	320	524	654

Operating Cash Flow (Deficit)	(151,508)	(178,104)	(117,978)

Changes in Non-Cash Working Capital
Accounts receivable	1,655	(797)	(988)
Accounts payable	(27,021)	275,953	2,531

Total Changes in Non-Cash Working Capital	(25,366)	275,156	1,543

Cash Provided by (Used in) Operating Activities	(176,874)	97,052	(116,435)

Investing Activity
Expenditures on resource properties, net of recoveries	(60,414)	(108,328)	(91,882)

Financing Activity
Proceeds from private placement	250,000	0	195,000

Inflow (Outflow) of Cash	12,712	(11,276)	(13,317)
Cash, Beginning of Year	4,391	15,667	28,984

Cash, End of Year	$17,103	$4,391	$15,667

Supplemental Information for Investing and
Financing Activities
Warrants/options exercised as settlement of debt	$0	$225,000	$12,500
Share issued on settlement of debt	67,720	0	0

See notes to consolidated financial statements

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2006 and October 31, 2005

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

The Company has incurred significant operating losses with an accumulated deficit of $7,856,868 (2005 - $7,704,548) and at October 31, 2006 has a working capital deficiency (an excess of current liabilities over current assets) of $254,723 (2005 - $360,521).  The Company's ability to continue as a going-concern is in substantial doubt and is dependent upon its ability to secure additional financing on a timely basis, receive cooperation from its creditors and achieve sufficient cash flows to cover obligations and expenses.  The Company is actively pursuing mining development in the State of Nevada, and the Provinces of Ontario and Saskatchewan and at the date of these financial statements is focused on pursuing senior financing in order to achieve this goal.   The outcome of these matters cannot be predicted at this time.  These financial statements do not give effect to any adjustments to the amounts and classifications of assets and liabilities, which might be necessary should the Company be unable to continue its operations as a going-concern.

The Company currently has some long outstanding amounts owed to creditors, which have gone to collection agencies.  The Company owes the British Columbia government for corporation capital tax (note 3), which has interest accruing on a monthly basis.  The Company is in discussion with the government to work out a repayment plan for the debt.  The repurchase of shares as mentioned in note 9(f) is still incomplete.

3.

CHARGE ON ASSETS

A charge has been placed over all the assets of the Company as security for unpaid British Columbia corporation capital tax amounting to approximately $91,000, including interest, as at October 31, 2006. This amount is included in accounts payables.

4.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Principles of consolidation

These financial statements include the accounts of World Ventures Inc. and its fully integrated wholly-owned subsidiary, World Ventures (Nevada) Inc.  All inter-company balances and transactions have been eliminated.

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2006 and October 31, 2005

4.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all figures are in Canadian dollars.  Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States of America.  The significant differences and the approximate related effects on these consolidated financial statements are set forth in note 12.

(c)

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. However, actual results could differ from those estimates and would impact future results of operations and cash flows. Areas requiring the use estimates include the rates of amortization of equipment, the recovery of resource property interests, asset retirement obligations, the assumption used in the determination of fair valued stock-based compensation, the determination of the valuation allowance for future income tax assets, and accounts payables and accruals. Management believes the estimates are reasonable.

(d)

Equipment - Equipment is recorded at cost.

Amortization of the machinery, equipment and automobiles is calculated at 20% per annum using the declining-balance method.

(e)

Resource properties

The Company capitalizes all costs related to investments in resource property interests on a property-by-property basis.  Such costs include property acquisition costs and exploration and development expenditures, net of any recoveries.  Costs are deferred until such time as the extent of mineralization has been determined and resource property interests are either developed or the Company’s mineral rights are allowed to lapse.  All deferred resource property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment.  When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments to the Company’s assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.  These costs will be depleted over the useful lives of the properties upon commencement of commercial production or written-off if the properties are abandoned or the claims allowed to lapse.

From time to time the Company may acquire or dispose of a resource property interest pursuant to the terms of an option agreement.  As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded.  Option payments are recorded as property costs or recoveries when the payments are made or received.  When the amount of recoveries exceeds the total amount of capitalized costs of the property, the amount in excess of costs is credited to income.

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2006 and October 31, 2005

4.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)

Asset retirement obligations

The Company has adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110, Asset Retirement Obligations.  The Company has determined that it currently does not have such obligations; therefore, there is no effect on the financial statements.

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

(h)

Stock-based compensation

The Company has adopted the CICA Handbook Section 3870 recommendations, to account for stock-based compensation and other stock-based payments made to directors, employees and consultants using the fair value method.  The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model and charged to earnings over the vesting period with a corresponding increase in contributed surplus.  Upon exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to capital stock.

Previously, the options granted to employees were accounted for using the intrinsic value method where compensation expense is recorded when options are granted at discounts to market.  Options granted to non-employees were accounted for using the fair value method where compensation expense is calculated using the Black-Scholes option pricing model.

As a result of this change in accounting policy in fiscal 2004 year, the Company has recognized $33,712 for stock-based compensation arising from prior years as the effect of a change in accounting policy and charged this amount to opening deficit in the prior year.

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

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2006 and October 31, 2005

4.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

(b)

Interest risk

The Company is not exposed to interest risk due to the short-term nature of its monetary assets and liabilities, however, is subject to interest risk to the extent of changes in the prescribed interest rate charged by the Minister of Finance (note 3).

(c)

Credit risk

The Company is not exposed to credit risk, as its receivables are due from the Government of Canada.

(d)

Currency risk

The Company is exposed to foreign currency fluctuations to the extent expenditures incurred by the Company are not denominated in Canadian dollars.

6.

EQUIPMENT

	2006
		Accumulated
	Cost	Amortization	Net

Machinery	$5,671	$4,779	$892
Equipment	967	577	390

	$6,638	$5,356	$1,282

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2006 and October 31, 2005

6.

EQUIPMENT (Continued)

	2005
		Accumulated
	Cost	Amortization	Net

Automobiles	$17,219	$16,728	$491
Machinery	5,671	4,556	1,115
Equipment	967	479	488

	$23,857	$21,763	$2,094

7.     RESOURCE PROPERTIES

	Lapon	Guanacaste	Pan-Oro	Triton	Crystal Springs	Totals
	(note 7(a))	(note 7(b))	(note 7(c))	(note 7(d))	(note 7(e))
Balance, October 31, 2004	$155,975	$1	$1	$0	$0	$155,977
Legal	15,337	0	0	0	0	15,337
Consulting	41,329	0	0	0	0	41,329
Lease and supplies	43,215	0	0	0	0	43,215
Travel	8,447	0	0	0	0	8,447
Net expenditures for the year	108,328	0	0	0	0	108,328

Balance, October 31, 2005	$264,303	$1	$1	$0	$0	$264,305
Legal	5,075	0	0	2,000	6,196	13,271
Lease and supplies	34,652	0	0	0	3,772	38,424
Travel	5,955	0	0	0	2,764	8,719
Net expenditures for the year	45,682		0	2,00	12,733	60,414

Balance, October 31, 2006	$309,985	$1	$1	$2,000	$12,733	$324,719

Ownership in mineral interests involves certain inherent risks due to the difficulties of the determining the validity of certain claims, as well as the potential for problems arising from the frequent, ambiguous conveyance history characteristic of mineral interests.  The Company has investigated ownership of its mineral interests and to the best of its knowledge, ownership of its interests are in good standing.

(a)

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

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2006 and October 31, 2005

7.

RESOURCE PROPERTIES (Continued)

(a)

Lapon Canyon, Nevada, United States (continued)

Subsequent to October 31, 2006, the Company and Potts amended the Lease Purchase Agreement with an Amendment Agreement Letter dated January 16, 2007. The Amendment Agreement Letter amended the Term of the Lease to automatically extend the lease for an additional  5 years to June 6, 2012 and amended the Minimum Royalties Payments payable as follows:

Payment Period	Amount Monthly US$
(i) July 6, 2002 through February 6, 2003(paid)	$ 1,000
(ii) March 6, 2003 through November 6, 2003(paid)	$ 1,500
(iii) December 6, 2003 through August 6, 2004(paid)	$ 2,000
(iv) September 6, 2004 through May 4, 2005(paid)	$ 2,500
(v) June 6, 2005 through February 6, 2006(paid)	$ 3,000
(vi) March 6, 2006 through November 6, 2006(paid)	$ 3,500
(vii) December 6, 2006 through August 6, 2007(paid to February-07)	$ 4,000
(viii) September 6, 2007 through the 6th day of each month thereafter	$ 4,500

Potts granted the Company the exclusive right and option to purchase the Property for US $1,250,000 or 50% of the unpaid balance at any time during the initial or extended terms of the lease.  Upon exercise of this option by the Company, Potts will transfer the Property to the Company with a reserved royalty on production equal to 0.5% of NSR.

On July 31, 2005, the Company applied to the Regional Office of The Bureau of Land Management for permits to carry out its exploration program on the Lapon Canyon gold project. The Company received approval from the Regional Office of The Bureau of Land Management on September 16, 2005. The Company is required to post a reclamation bond in the amount of US $2,500. On March 27, 2006, the Company retained a consultant to oversee rehabilitation, underground exploration and sampling activities. Additional work on this property is subject to availability of financing.

(b)

Guanacaste, Costa Rica

Pursuant to an option agreement dated October 23, 1995 and amended February 27, 1996 between the Company and Minera Oceanica S.A., the Company acquired an option for the mineral and surface rights in Concession 6622 situated in the Juntas de Abangares, District of Guanacaste, Costa Rica, subject to a 10% royalty in favour of Minera Oceanica S.A. on operating profits derived from the property, or US $100,000 per year, whichever is greater.  This royalty has been waived indefinitely until the commencement of production. Finder’s fees of $22,500 have been included in the cost of resource properties. The Company wrote down the property ($395,496) during 2003 and is holding the rights for future use. There were no expenditures in 2006, 2005 or 2004 for this property.

(c)

Pan-Oro, Panama

During 1995, the Company entered into a letter of agreement with Grande Portage Resources Ltd. to enter into a joint venture agreement to develop mineral concessions in Panama.  The agreement has not yet been concluded and regulatory approval remains outstanding.  During 2001, the Company decided to write-down its investment in this property to a nominal carrying value.  The Company still retains the right to resume exploration on this property.  The Company has a 90% ownership interest in Pan-Oro S.A., an inactive Panamanian corporation. As at October 31, 2006, the Company is not actively exploring this property and will hold it for future development. There were no expenditures in 2006, 2005 or 2004 for this property.

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2006 and October 31, 2005

7.

RESOURCE PROPERTIES (Continued)

(d)

Triton, Ontario, Canada

The Company had written off the cost of its interest in this property in its 1997 fiscal year. During the 2004 fiscal year, the Company acquired an additional 50% interest for a total of 100% interest in certain mineral claims located in McMurchy Township of the Lardev Lake Mining Division, Ontario subject to a 1% NSR payable to Teck Cominco Limited.

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

Starfire informed the Company that they were actively exploring this property and that approximately 800 acres of mining claims have been added to the Triton property.  On July 18, 2005, Starfire relinquished its right to earn a 50% interest in the property. In November of 2005, the Company retained Vision Exploration to carry out an E-M survey on the Triton Property to cover the assessment work obligations. The Company made no expenditures for this property in 2005 and 2004.

(e)

Crystal Springs, Saskatchewan, Canada

In April 2006, the Company acquired over 57, 000 acres (23,700 hectares) of mineral rights near Fort a la Corne, Saskatchewan, Canada from Saskatchewan Mineral Claims and private mineral rights. Of the 57,000 acres, approximately 640 acres were private minerals rights of Mrs. M. Lanctot and Mr. A Lanctot.

The Company entered into a lease purchase agreement dated July 1, 2005 with Mrs. M. Lanctot and Mr. A. Lanctot ("Lanctots") to acquire the right to explore, develop and mine a property located in the vicinity of Fort a la Corne, Saskatchewan, Canada (“Crystal Springs Property”).   The initial lease term is ten years with the first payment of $2,000 upon execution of the agreement on, March 31, 2006 and an annual sum of $4,000 for a total of $38,000. The Company has an option to purchase the Crystal Springs Property upon commercial development. Upon commencing mining operations of the Property, the Company will pay Lanctots a royalty on production equal to 5% of net profits and $4,000 per annum. Additional work on this property is subject to availability of financing. There were no expenditures for this property in 2005 and 2004. During 2006, expenditures totaling $12,733 were made for legal fees, lease and travel expenses. The Saskatchewan Mineral Claims require expenditures of $12 per hectare for years starting 2-10 to maintain mineral claims in good standing.

(f)

Kootenay, British Columbia, Canada

In prior years the Company sold its 100% working interest in the Jersey-Emerald mineral claims located in the Nelson Mining Division, Kootenay, British Columbia, Canada (“Jersey-Emerald Property”) The Company retained 1.5% NSR in the Jersey-Emerald Property.

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2006 and October 31, 2005

8.

ACCOUNTS PAYABLE

	2006	2005
Trade payables	$183,704	$273,612
Capital taxes payable	90,807	84,927
Rent due to related parties	0	10,713
	$274,511	$369,252

9.

CAPITAL STOCK

(a)

Authorized 50,000,000 Common shares without par value

(b)

Issued

	Number
	of Shares	Amount

Balance, October 31, 2004	12,072,154	$7,062,373
Exercise of warrants on settlement of debt (note 9(e)(ii))	1,500,000	225,000
Balance, October 31, 2005
Issue of common stock	1,250,000	250,000
Issue of common stock for settlement of debt	284,000	67,720
Balance, October 31, 2006	15,106,154	$7,605,093

On March 1, 2006 the Company negotiated a non-brokered private placement of 1,250,000 units at a purchase price of  $0.20 per unit. Each unit is composed of one common share and one common share warrant exercisable for 24 months from closing. The warrants are exercisable at $0.25 per share in the first year and at $0.35 in the second year. The Company issued the units on May 12, 2006.

During 2006, the Company issued 200,000 common shares at a price of $0.20 per share to settle a $40,000 debt incurred on behalf of the company by an officer of the company and 84,000 common shares at a price of $0.33 per share to settle a $27,720 court action.

During 2005, the Company issued 1,500,000 shares at a price of $0.15 per share on the exercise of share purchase warrants to settle a $225,000 debt to a shareholder.

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2006 and October 31, 2005

9.

CAPITAL STOCK (Continued)

(c)

The following table summarizes the Company's stock option activity for the years ended October 31, 2006 and 2005:

			Weighted
		Exercise	Average
	Number	Price	Exercise
	of Shares	Per Share	Price

Balance, outstanding and exercisable October 31, 2004	500,000		$ 0.25
Expired in 2005	(500,000)		$ 0.25
Granted in 2005	800,000	$ 0.25	$ 0.25

Balance, outstanding and exercisable October 31, 2006 and October 31, 2005	800,000	$ 0.25	$ 0.25

(d)

Stock options outstanding and exercisable to directors and consultants as at October 31, 2006 and 2005 were as follows:

	Exercise	Number of Shares
Expiry Date	Price	2006	2005

March 31, 2007	$ 0.25	800,000	800,000

(e)

Share purchase warrants outstanding and exercisable as at October 31, 2006 and 2005 were as follows:

	Exercise	Number of Warrants
	Price	2006	2005

Opening balance, outstanding and exercisable		0	1,500,000
Exercised (note 9 (e) (ii))	$0.15	0	(1,500,000)
Options granted (note 9 (e) (i))	$0.25	1,250,000	0

Closing balance, outstanding and exercisable		1,250,000	0

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2006 and October 31, 2005

9.

CAPITAL STOCK (Continued)

(e)

(Continued)

(i)

The 1,250,000 warrants are attached to private placement shares issued during 2006.   If exercised before March 1, 2007 the exercise price is $0.25, or $0.35 if exercised before March 1, 2008.

(ii)

The 1,500,000 warrants were attached to private placement shares issued during 2003.  If exercised before April 19, 2004 the exercise price was $0.10, or $0.15 if exercised before April 19, 2005.  The warrants entitle the holder to purchase the stated number of common shares at the exercise price. The warrants were exercised before April 19, 2005 at exercise price $0.15.

(f)

Pursuant to a court judgment dated November 8, 2002, the Company was required to redeem 60,000 shares (300,000 shares prior to 1999 5:1 share consolidation) for $60,000 from a creditor. Interest was charged at 4% per annum.

As of February 1, 2007, the 60,000 shares have not been redeemed and have been reclassified to accounts payable.

(g)

Contributed surplus

Adjustment to opening deficit for prior year - 2000 (note 4(h))	$33,712
Stock-based compensation for 2005	289,341
Balance October 31, 2006 and October 31, 2005	$323,053

Fair value of options granted during 2005 was calculated using the following weighted average assumptions:

Expected life (years)	2
Interest rate	2.97%
Annualized volatility	113 - 160%
Dividend rate	0.00

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2006 and October 31, 2005

10.

RELATED PARTY TRANSACTIONS

(a)

Services were provided by directors or parties related to directors.  These services were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

	2006	2005	2004

Consulting	$2,000	$54,772	$0
Rent	$12,000	$12,000	$12,000

(b)

Accounts receivable includes $665 (2005 - $665) due from a director.

(c)

Accounts payable includes $0 (2005 - $10,713) due to an individual related to the president of the Company and $0 (2005 - $96,736) due to an officer of the Company.

(d)

During 2006 a shareholder advanced $233,838 to the Company.  In 2006, $250,000 was applied to the purchase of 1,250,000 common shares.  Accounts payable includes $0 (2005 - $16,162) due to the shareholder at October 31, 2006.

(e)

In 2005, of the $54,772 in consulting fees paid to an officer of the Company, $13,444 are included in consulting fees expense and $41,328 are included in resource properties.

11.

INCOME TAX LOSSES

Income taxes provisions are determined as follows:

	2006	2005	2004

Income tax benefit computed at Canadian statutory rate	$(51,972)	$(166,691)	$(44,233)
Difference of amortization and capital cost allowance	109	187	233
Non-deductible interest expense	2,006	2,094	1,763
Loss on disposal of capital asset	168	0	0
Write-down of resource properties	0	0	1,977
Stock-based compensation	0	103,063	0
Unrecognized tax losses	49,689	61,347	40,260
Income tax provision	$0	$0	$0

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2006 and October 31, 2005

11.

INCOME TAX LOSSES (Continued)

Future income taxes reflect the tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The applicable tax rate to be expected is 34.12%.  The components of future income tax assets at October 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004

Future income tax assets
Tax over book value of resource properties	$996,837	$1,109,999	$1,184,166
Tax over book value of property and
Equipment	11,047	11,243	11,796
Non-capital loss carry-forwards	1,018,878	1,234,905	1,146,025
	2,026,762	2,356,147	2,341,987
Valuation allowance	(2,026,762)	(2,356,147)	(2,341,987)

Net future income tax assets	$0	$0	$0

The valuation allowance reflects the Company's estimate that the tax assets more likely than not will not be realized.

The Company has estimated operating losses that may be carried forward to apply against future years’ income for Canadian income tax purposes.  These losses expire as follows:

Available to	Amount

2007	$177,500
2008	281,100
2009	1,885,000
2010	47,600
2011	112,000
2015	172,200
2026	145,600
$2,821,000

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2006 and October 31, 2005

12.

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

(ii)

FAS 153, Exchanges of Non-Monetary Assets:  The provision of this Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.  Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2005.  The provisions of this Statement should be applied prospectively.  There is no impact on the Company’s financial statements.

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

(v)

In March 2005, FASB issued Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations”. FIN 47 clarifies that the term “conditional asset retirement obligation” as used in FASB Statement NO. 143, “Accounting for Asset Retirement Obligation”, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity.  Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated.  FIN 47 is effective no later than the end of the fiscal years ending after December 15, 2005.  The adoption of this standard has had no impact on the Company’s consolidated financial statements.

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2006 and October 31, 2005

12.

DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP)

(a)

(Continued)

(vi)

In May 2005, FASB issued SFAS No. 154 “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3”. This Statement replaces APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principles.  This statement applies to all voluntary changes in accounting principles.  It also applies to changes required by an accounting pronouncement in the usual instance that the pronouncement does not include specific transition provisions.  When a pronouncement includes specific transition provisions, those provisions should be followed.  This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  The adoption of this standard has had no impact on the Company’s consolidated financial statements.

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

Under US GAAP, acquisition costs are capitalized and included as part of property and equipment as described in mining projects and properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.  If estimated future cash flows expected to result from the use of the mining project or property and its eventual disposition are less than the carrying amount of the mining project or property, an impairment is recognized based upon the estimated fair value of the mining project or property.  Fair value generally is based on the present value of estimated future net cash flows for each mining project or property, calculated using estimated mineable reserves and mineral resources based on engineering reports, projected rates of production over the estimated mine life, recovery rates, capital requirements, remediation costs and future prices considering the Company's hedging and marketing plans.

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2006 and October 31, 2005

12.

DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP)

(c)

Reconciliation of total assets, liabilities and shareholders' deficit:

	2006	2005

Total assets per Canadian GAAP	$345,789	$275,130
Resource property costs	(324,719)	(264,305)
Total assets per US GAAP	$21,070	$10,825

Total liabilities per Canadian GAAP	$274,511	$369,252
Adjustments to US GAAP	0	0
Total liabilities per US GAAP	274,511	369,252

Shareholders’ equity (deficit) per Canadian GAAP	71,278	(94,122)
Resource property costs	(324,719)	(264,305)

Shareholders’ equity (deficit) per US GAAP	(253,441)	(358,427)

Liabilities and shareholders’ equity per US GAAP	$21,070	$10,825

(d)

Reconciliation of loss reported in accordance with Canadian GAAP and US GAAP:

	2006	2005	2004

Net loss per Canadian GAAP	$(152,320)	$(467,969)	$(124,181)
Adjustments to net loss
Write-off of exploration expenditures	(60,414)	(108,328)	(91,882)
Add back expenditures that would not have been expensed in prior years under US GAAP	0	0	5,549

Net loss per US GAAP	$(212,734)	$(576,297)	$(210,514)

Loss per common share
Canadian GAAP - Basic and diluted	$ (0.01)	$ (0.04)	$ (0.01)

US GAAP - Basic and diluted	$ (0.01)	$ (0.04)	$ (0.02)

Weighted average number of
shares outstanding	14,616,609	12,857,086	10,908,045

Weighted average number of shares outstanding does not include the 60,000 shares to be redeemed in accordance with the court judgment (note 9(f)).

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2006 and October 31, 2005

12.

DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP)

(e)

Reconciliation of cash flows in accordance with US GAAP:

	2006	2005	2004

Net income (loss) per US GAAP	$(212,734)	$(576,297)	$(210,514)
Adjustments to net income (loss)
Stock-based compensation	0	289,341	0
Amortization	320	524	654
Write-down of equipment	492	0	0
Net changes in non-cash working capital	(93,086)	275,156	1,543
Proceeds from warrants\shares	317,720	0	195,000

Inflow (outflow) of cash per US GAAP	$12,712	$(11,276)	$(13,317)

13.

SUBSEQUENT EVENTS

(a)

On November 20th, 2006 the Company negotiated a non-brokered private placement of 1,000,000 units at a purchase price of  $0.10 per unit. Each unit is composed of one common share and one common share purchase warrant exercisable for 24 months from closing. The warrants are exercisable at $0.10 per share in the first year and at $0.15 in the second year.

(b)

On January 29th, 2007 the Company negotiated a non-brokered private placement of 120,790 common units at a purchase price of  $0.15 per unit. Each unit is composed of one common and one common share purchase warrant exercisable for 24 months from date of issue. The warrants are exercisable at $0.30 per warrant share unless, the Company’s shares trade on the OTC B:B at a price of greater than or equal to $0.50 per share at any time during the trading day for a period of 10 consecutive trading days (the Premium Trading Days) after which time the exercise period shall be shortened to a period of 14 calendar days commencing on that day which is the tenth Premium Trading Day.

(c)

On February 21st, 2007 the Company negotiated a non-brokered private placement of 580,000 units at a purchase price of  $0.15 per unit. . Each unit is composed of one common share and one common share purchase warrant exercisable for 24 months from date of issue. The warrants are exercisable at $0.30 per warrant share unless, the Company’s shares trade on the OTC B:B at a price of greater than or equal to $0.50 per share at any time during the trading day for a period of 10 consecutive trading days (the Premium Trading Days) after which time the exercise period shall be shortened to a period of 14 calendar days commencing on that day which is the tenth Premium Trading Day.

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

Date: April 27, 2007