Form 20-F
period 2007-10-31
WORLD VENTURES INC
filed 2008-05-06
CIK 861398

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED: OCTOBER 31, 2007

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 16,806,154.

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

Yes [X] No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of Exchange Act. (Check one)

Large accelerated filer [   ]       Accelerated filer [   ]       Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [X] Item 18 [   ]

 If this is an annual report, indicate by check mark whether the registrant is a shell Company (as defined in Rule 12b-2 of the Exchange Act).

Yes [   ] No [X]

The Issuer's Common Stock is quoted on the OTC Bulletin Board - Symbol WVNTF.OB

Currencies:  Monetary amounts in this Form 20-F are stated in Canadian dollars (Cdn $) except where specifically stated otherwise

THIS SUBMISSION SHOULD BE CONSIDERED IN CONJUNCTION WITH PREVIOUSLY FILED FORMS 20-F AND 6-K.  THE AUDITED FINANCIAL STATEMENTS AND NOTES THERETO ATTACHED ARE AN INTEGRAL PART OF THIS SUBMISSION.

GLOSSARY & ABBREVIATIONS

Certain terms and their usage used throughout this Form 20-F are defined below.

Adit Level	The horizontal mine entry opening to allow mining activity to go underground, generally going into the side of a hill or mountain.
Assay or Fire Assay	A high-temperature process involving the melting of a rock to determine its precious and base metal content.
Assessment Work	Annual work requirement necessary to hold a mineral claim for the ensuing year.
Basement	The part of the Earth's crust that occurs beneath a cover of sedimentary rocks.
Company	World Ventures Inc, its predecessors and subsidiaries.
Consultants	Persons retained to advise other persons or companies in the field of their expertise. Consultants act independently and are not employees.
Diamond Kimberlite Pipes	Diamond bearing kimberlite pipes.
Downdip	Down the plane of a surface of structure at an angle perpendicular to strike.
Drill Testing	Sampling of a unit, zone, or bed by taking samples from subsurface by means of a drill.
Electromagnetic Survey (E-M Survey)	A method of measuring conductivity and resistivity variations of the Earth's surface by passing electricity through the ground measuring changes of electric fields produced.
Exploration Program	Work conducted directed toward discovery of a mineral commodity including geological, geochemical and geophysical mapping surface sampling, drill sampling and determination of mineral content.
Extraction	A chemical or physical process by which a metal or mineral is separated and removed from a host rock.
Fault	A discrete surface separating two rock masses which have moved past one another.
Geological Mapping	Recording on paper of the real expression of rock types and their altitudes.
Geophysical Anomalies	Variations in physical parameters of the Earth that display differences from background or "normal" levels.
Geophysical Exploration	Exploration for mineral deposits utilizing instruments that measure variations in the Earths physical properties.
Gold-Bearing Structures	Features within rock units or layers that carry gold and are frequently planar or linear controlled by faults, shears or contacts.
Grade	The relative quantity of ore-mineral content in a mineralized body, e.g. grams of gold per t of rock or percent of copper.
Ground Magnetometer	An instrument used at ground or close to ground level to measure the intensity of the Earths' magnetic field and variations of the field in time and space.
Kimberlite Pipes	"Carrot - shaped" pipes created when kimberlitic (iron-magnesium-rich) rocks are injected up through the Earths' crust, occasionally contain economic concentrations of diamonds.
Magnetic Survey	A measure of the variations in the Earths magnetic field over a specific area.
Mineral Claims	Lands held by claiming or staking for mineral discovery and exploration under claiming regulations of the government unit (country, state, province), which holds the lands.
Mineral Lease -Saskatchewan	A metallic and industrial mineral lease issued by the Province of Saskatchewan or property owners' that conveys the right to develop and produce metallic and industrial minerals.
Mineral	A naturally occurring homogeneous substance having fixed physical properties and chemical composition and a defined crystal form.
Mineral Reserve	That part of a mineral deposit, that could be economically and legally extracted or produced at the time of the reserve determination.

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

Net Smelter Returns	The cash returns from shipments of ores sold to a smelter, which is the sales price of materials obtained minus certain transportation and smelting fees.
NI 43-101	National Instrument 43-101 prepared by the Canadian Securities Regulators and which governs the public disclosure of mining information in Canada.
Paleozoic Rocks	Post-Precambrian rocks that lie on the older Precambrian basement rocks. Younger than 0.9 billion years.
Precambrian Basement Rocks	The oldest units of rocks that form the basement in much of the Earth, overlain by younger sedimentary and volcanic rock. Predates a time of 0.9 billion years.
Precious Metals	A group of metals generally resistant to oxidation of relatively high economic value; includes silver, gold, platinum and palladium, amongst others.
Production Royalties	Monies paid to an owner from the proceeds of sales materials derived from on the owner's property.
Qualified Person

Conforms to the definition under National Instrument 43-101, Standards of Disclosure for Mineral Projects and is an engineer or a geoscientist with at least five years of experience relevant to a particular project. National Instrument 43-101 was developed by the Canadian Securities Administrators, an umbrella group of Canada's provincial and territorial securities regulators

Resource Property

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

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

The information presented in or incorporated by reference in this Form 20-F includes both historical information and "forward-looking statements" (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) relating to the future results of the Company (including projections and business trends), which involve risks and uncertainties.

Except for statements of historical fact, certain information contained within constitutes forward-looking statements.   Forward looking statements are usually identified by use of certain terminology, including "will", "believes", "may", "expects", "should", "seeks", "anticipates", or "intends" or by discussions of strategy or intentions.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different for any future results or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the effectiveness of the Company's business model; future operations, products and services; the impact of regulatory initiatives on the Company's operations; the size of and opportunities related to the markets for the Company's products; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance.

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

REPORTING CURRENCY AND FINANCIAL INFORMATION

Currency and Exchange Rates

Financial information in this Form 20-F is expressed in Canadian dollars; therefore, unless otherwise noted, references to "Cdn$" or "$" are to Canadian dollars.  The following tables sets forth the period-end exchange rate, the average of the period, and the high and low exchange rates in the period, for the Canadian dollar in exchange for United States dollars, based upon the inverse of exchange rates reported by the Federal Reserve Bank of New York at the noon buying rates in New York City for cable transfers payable in Canadian dollars as certified for customs purposes.  As of December 31, 2007, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US $1.0120 (US $1.00 = CDN $1.0194).  As of April 23, 2007 the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US $0.9810 (US $1.00 = CDN $0.9881).

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

	2007	2006	2005	2004	2003
Rate at October 31	$1.0531	$0.8900	$0.8500	$0.7600	$0.6900
Rate at End of Calendar Year	1.0120	0.8582	0.8579	0.8310	0.7727
Average Rate During Calendar Year	0.9309	0.8818	0.8254	0.7696	0.7163
High Rate Calendar Year	1.1091	0.9100	0.8690	0.8493	0.7747
Low Rate Calendar Year	0.8437	0.8528	0.7872	0.7158	0.6327

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

	March 2008	February 2008	January 2008	December 2007	November 2007	October 2007
Rate at End of Period	$0.9732	$1.0208	$0.9982	$1.0120	$0.9993	$1.0531
Average Rate During Period	0.9971	0.9982	0.9902	0.9979	1.0351	1.0254
High Rate During Period	1.0162	1.0291	1.0096	1.0221	1.0908	1.0531
Low Rate During Period	0.9732	0.9815	0.9714	0.9789	0.9993	0.9998

ITEM 1  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This item is not applicable

ITEM 2  OFFER STATISTICS AND EXPECTED TIMETABLE

This item is not applicable

ITEM 3  KEY INFORMATION

World Ventures Inc. (formerly Nu-Dawn Resources Inc.) was incorporated on October 3, 1980 by registration of its Memorandum and Articles under the Company Act of the Province of British Columbia and has its head office in Nanaimo, British Columbia. The Company is an exploration stage company. Since its formation, the Company has been actively engaged primarily in the acquisition, and exploration of mineral properties. The Company currently holds resource properties in Canada, United States of America, Costa Rica, and Panama and intends to seek and acquire additional properties worthy of exploration and development.

The Company's investment and expenditure on exploration properties comprise a significant portion of the Company's assets. Realization of the Company's investment in those assets is dependent upon obtaining the necessary financing to continue exploration and development of the properties, the attainment of successful production from the properties or from the proceeds of their disposal.

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

During the year ended October 31, 1991, the Company issued 476,388 shares, to Dydar (a company controlled by a director and officer), for consideration of $160,781 pursuant to a private placement. The consideration consisted of cash of $30,000 and the assumption of accounts payable of $130,781 by the investor. In addition, the investor received warrants purchasing an additional 476,388 shares at $0.3375 per share until May 22, 1992 and at $0.39 per share from May 23, 1992 to May 22, 1993. As at October 31, 1991, no warrants have been exercised. The 476,388 shares issued to Dydar bring its holdings to 10,676,388 shares. 425,901 shares were sold during the fiscal period via private sale or market sales.

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

A.  Selected financial data

The following selected consolidated financial data for the years ended October 31, 2007, 2006, 2005, 2004, and 2003 are derived from the audited financial statements for the periods indicated and should be read in conjunction therewith. The following selected financial information concerning the Company is presented in Canadian currency in accordance with U.S. generally accepted accounting principles (GAAP) as reconciled from the Company's financial statements, which are presented in accordance with Canadian generally accepted accounting principles (GAAP). A discussion of differences between Canadian GAAP and U.S. GAAP is contained within Note 12 to the audited consolidated financial statements. This information should be read in conjunction with Item 5 - "Operating and Financial Review and Prospects" and the consolidated financial statements included in Item 17.

FIVE-YEAR COMPARATIVE SUMMARY OF CONSOLIDATED SELECTED FINANCIAL DATA

US GAAP	2007	2006	2005	2004	2003
Revenue	$0	$0	$0	$0	$0
Costs and Expenses	(427,764)	(212,734)	(585,703)	(210,514)	(131,588)
Write Down of Debts	0	0	0	0	721,772
Expense recovery	0	0	9,406	0	0
Write Down of Equipment	0	0	0	0	0
Net Income (Loss)	(427,764)	(212,734)	(576,297)	(210,514)	590,184
Net Income (Loss) Per Share	(0.03)	(0.01)	(0.04)	(0.02)	0.06

FIVE-YEAR COMPARATIVE SUMMARY OF CONSOLIDATED SELECTED FINANCIAL DATA

	2007	2006	2005	2004	2003
Total Assets	132,598	21,070	10,825	21,828	34,811
Total Liabilities	272,333	274,511	369,252	318,299	328,268
Capital Stock	7,975,093	7,605,093	7,287,373	7,062,373	6,912,373
Contributed Surplus	494,523	323,053	323,053	0	0
Accumulated Deficit	(8,609,351)	(8,181,587)	(7,968,853)	(7,358,844)	(7,148,330)
Working Capital (-Deficit)	(140,761)	(254,723)	(306,521)	(299,089)	(296,729)
Shareholder's Equity	(139,735)	(253,441)	(358,427)	(296,471)	(293,457)
Cash Dividends per Share	0	0	0	0	0
Capital Stock Outstanding	16,806,154	15,106,154	13,572,154	12,072,154	10,782,154

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

D.  Risk Factors

World Ventures Inc. is an Exploration Stage Company

There are certain risk factors that could have material affects that are un-quantifiable at present due to the nature of the Company's industry and other considerations including, without limitations as follows:

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

•

Commodity Prices - the price of the Company's shares, its financial results, and exploration activities have been or may in the future be, adversely affected by declines in the price of mineral commodity prices;

•

Foreign Operation Risk - properties in Costa Rica and Panama are affected by changes in regulation of shift in the political attitudes, which are beyond the control of the Company;

•

Financing and Acquisition - exploration activities require substantial additional financing. Failure to obtain financing results in delayed or postponed exploration and/or acquisition of resource properties;

•

Environmental - all phases of the Company's exploration are subject to environmental regulation in the various jurisdictions of these resource properties. There are no assurances that future changes in environmental regulation will not adversely affect the Company;

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

World Ventures Inc. will Require Regulatory Approvals and Operating Permits.

In the ordinary course of business, exploration companies are required to seek regulatory approvals, and operating permits for the federal, provincial and local governments for commencement of new operations. Obtaining the necessary regulatory approvals and operating permits is a complex and time-consuming process involving numerous agencies and often involving public hearings and costly undertaking by the Company.  The duration and success of regulatory and permitting efforts are contingent upon many variables outside the Company's control.  Environment protection permitting, including the approval of reclamation plans, may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all regulatory approvals and operating permits will be obtained and, if obtained, the costs involved will not exceed those previously estimated by the Company. It is impossible the costs and delays associated with the compliance with such standards and regulations could become such that he Company could not proceed with the development or operations of Resource Property.

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

Personnel Risks May Impact the Company's Ability to Carry Out its Operational Plans

At October 31, 2007, the Company had 3 directors and one part-time employee. The Company is relies on the directors, contractors, and consultants to assist in executing operations and providing technical guidance. As the Company anticipating growth and expansion of its operations will be dependant on the ability to attract and hold knowledgeable, expert, experienced management and employees to explore and develop it's mineral properties.

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

ITEM 4  INFORMATION ON WORLD VENTURES INC.

A.  History and Development of World Ventures Inc.

World Ventures Inc. (the "Company") (formerly Nu-Dawn Resources Inc.) effected a name change on June 28th, 1999. World Ventures Inc. (formerly Nu-Dawn Resources Inc.) was incorporated on October 3rd, 1980 by registration of its Memorandum and Articles under the Company Act of the Province of British Columbia.

World Ventures Inc.'s head office is located at 102 Piper Crescent, Nanaimo, British Columbia, Canada, V9T 3G3, Telephone: (250) 756-0291. The Company's registered office is located at Suite 1600 - 609 Granville Street, Vancouver, British Columbia, Canada.

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

Principal Capital Expenditures

The Company has invested principally in its resource properties in the Lapon Canyon - Nevada Property, Crystal Springs - Saskatchewan Property, and Triton - Ontario Property over the last five years.  Over the past five years, $432,010 has been invested in resource properties for legal fees, consulting fees, lease costs, and travel expenditures. There have been no significant divestitures or disposals over the past three years.

B.  Business Overview

World Ventures Inc. has been in the exploration stage in the mining business and is not engaged in the business of extracting minerals from any of its properties or operating its ore processing mill, the Company does not have any principal products and has not generated any revenues to date.  The Company focus for the last four years has been on their principal resource properties; Lapon Canyon Property, located in Mineral County Nevada, near Reno Nevada, United States; Triton Property located in the McMurchy Township, Shining Tree Mining District, Ontario, Canada; and Crystal Springs Property, located in Central Saskatchewan, Canada.

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

The Company is not dependent upon a single or few customers for revenues. The nature of the Company's business precludes a backlog of orders. No portion of the Company's business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the government. The Company does not foresee that there is any risk to the conduct of its business in the United States, Canada, Panama, and Costa Rica.

The Company, like any business involved in the extraction or processing of mineral properties, may be required to make extensive capital expenditures in the future to protect the environment and to comply with applicable environmental regulations in connection with any exploration, development, mining or milling activities. As of the end of 2007 fiscal year, the Company was engaged in no such activities. However, such capital expenditures or requirements could effect the Company's competitive position in the business and, conceivably, could limit the Company's availability to enter into some projects. No capital expenditures for environmental control facilities have been made and the Company does not expect to make any such expenditure during the current or coming fiscal year.

RESOURCE PROPERTIES

Triton Property, McMurchy Township, Shining Tree Mining District, Ontario, Canada

Potential Mineral Commodity: Gold

Historically the Company held a 50% interest in a joint-venture basis with Greater Temagami Mines Ltd. ("Temagami"), an unaffiliated corporation, in five unsurveyed mining claims in the Shiningtree area of the Larder Lake mining division, Ontario, Canada. In 2004, the Company acquired an additional 50% interest in the Triton property from Temagami Mines Ltd., subject to a 1% royalty payable to Teck-Cominco Limited (Temagami being a wholly-owned subsidiary). World Ventures Inc. had entered into a letter of intent with Starfire Minerals Inc., whereby Starfire could earn a 50% interest in the Triton Property by providing exploration expenditures of $500,000 over a five-year period. Under this agreement World Ventures Inc. would not have committed any funds to this project until Starfire Minerals Inc. earned a 50% interest. In addition, World Ventures Inc. would have received 200,000 common shares of Starfire Minerals Inc. upon finalization of the agreement.

Starfire Minerals Inc. informed the Company that they had carried out a ground magnetometer and electromagnetic survey on the Triton property. Starfire Minerals Inc. further advised the Company that approximately 800 acres of mining claims had been added to the Triton property. These additional claims have since lapsed. On July 18th, 2005 the Company announced that Starfire Minerals Inc. had relinquished its right to earn 50% interest in the property. In November 2005, the Company carried out an E-M survey on the Triton Property to cover assessment work obligations. In late 2007, the Company conduced additional surface sampling of vein structures, largely for assessment work purposes to maintain the claims in good standing.

The Company plans to conduct additional geological mapping, geophysical exploration, and sampling of surface gold showings. Subject to financing, this will be followed by additional drilling to complement that conducted by Teck-Cominco Limited in 1985 - 1988. Future work will also include dewatering of the previous workings and re-sampling the quartz vein exposures to confirm gold values that are contained within historical reports.  These gold values, as shown on historical documents, extend throughout the 110-foot shaft, and 145 feet of lateral workings at the 100-foot depth. These data precede NI 43-101, have not been confirmed and cannot be relied upon. The Company does not have a schedule for the above noted anticipated work, except for sufficient expenditures to maintain annual assessment work requirements on the mineral claims. Expenditures for2007 total $2,192 and 2006 total $2,000. There were no expenditures by the Company for this property in 2005 or 2004

Crystal Springs Property, Central Saskatchewan, Canada

Potential Mineral Commodities: Diamonds, Gold, Copper and Iron

The Company acquired mineral rights covering over 57,000 acres (23,700 hectares) in the Crystal Springs area, near Fort a la Corne, Saskatchewan, Canada. This large tract of land prospective for diamonds, gold, copper and iron, is held in part as private land mineral rights and in part as Saskatchewan Mineral Claims.

This large holding lies to the south of a regional diamond exploration play in the vicinity of Fort a la Corne. Diamond exploration began in the late 1980's and has accelerated recently. Numerous diamondiferous kimberlite pipes have been discovered with the Star Kimberlite being the most prominent, currently undergoing underground testing by Shore Gold Inc.

The Company's land position was acquired based on results of a preliminary investigation carried out in the area by the Company in 1995 and 1996. The exploration targets are of two types; one being the kimberlite pipes that may be present, the other being gold-copper bearing iron formations in the underlying Precambrian basement, as outlined by an airborne magnetic survey conducted by the Company in 1995.

Subject to the availability of funds, the Company will drill test geophysical anomalies for the presence of diamondiferous pipes extending to or near the surface through overlying younger Paleozoic rocks, and for gold and copper in the iron formations in the older underlying Precambrian basement rocks.

Of the 57,000 acres, approximately 640 acres are private minerals rights of Mrs. M. Lanctot and Mr. A Lanctot. The Company entered into a lease purchase agreement dated July 1, 2005 with Mrs. M. Lanctot and Mr. A. Lanctot ("Lanctots") to acquire the right to explore, develop and mine a property located in the vicinity of Fort a la Corne, Saskatchewan, Canada ("Crystal Springs Property").   The initial lease term is ten years with the first payment of $2,000 upon execution of the agreement on, March 31, 2006 and an annual sum of $4,000 for a total of $38,000.

The Company has an option to purchase the 640-acre Crystal Springs Property upon commercial development. Upon commencing mining operations on the Property, the Company will pay Lanctots a production royalty equal to 5% of net profits and $4,000 per annum. Expenditures for 2007 were $4,000 and in 2006 total $12,732. There were no expenditures for this property in 2005 or 2004.  The Saskatchewan Mineral Claims require the expenditure of  $12 per hectare for years starting 2-10 to maintain Mineral Claims in good standing.

Kootenay Property, near Salmo, British Columbia, Canada

Potential Mineral Commodities: Molybdenum, Tungsten, Lead, Zinc, Gold, Silver and Copper

The Jersey-EmeraId Property in the Nelson Mining Division, Kootenay Region of British Columbia, Canada is a former producer of lead-zinc and tungsten.  The Company retained a 1.5% net smelter return royalty when it sold the property some years ago during a period of depressed metal prices.  Since 1995 Sultan Minerals Inc. ("Sultan") of Vancouver, British Columbia, Canada, the current owner of the property, has conducted exploration on the molybdenum, tungsten, lead and zinc potential of the property.

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

On January 31, 2007, Sultan reported that they have commissioned Wardrop Engineering Inc. to undertake a Scoping Study, expected to be completed in April 2007, to assist Sultan in directing the future development of the Jersey-Emerald Property. Sultan Minerals Inc. released a status report on the property, which summarizes current activity on the property, on October 29, 2007. An excerpt from that press release reads as follows:

"The 2007 work program budgeted for $2,000,000 is underway on the Jersey-Emerald property and includes the following:

1.

40,000 feet of surface and underground diamond drilling to test the East Emerald Tungsten Zone, the East Dodger Tungsten Zone and the Dodger Molybdenum Zone. Diamond drilling and surface trenching are also testing extensions to the historic Jersey lead-zinc deposit.

2.

A preliminary scoping study to determine the economic parameters for a mining plan to develop the existing tungsten resource was successfully completed in May (see Press Release of May 23, 2007).

3.

Metallurgical testing of tungsten and molybdenum ore composites.

4.

Researching historic mine records, and entering historic diamond drill logs and assays into a digital mine model.

5.

Undertaking an environmental baseline study in order to expedite future development plans.

6.

Underground surveying of the historic Jersey lead-zinc workings in preparation for an evaluation of the remaining drilled out lead-zinc resource.

7.

Rehabilitating underground workings in preparation for a winter underground drill program.

Diamond drilling is currently continuing on the property and 61 drill holes, 19 underground and 42 surface holes, have now been completed in the Company's planned 2007, 40,000 ft, drill program. Assays have been received and reported for the initial 19 underground holes which investigated the East Dodger tungsten and molybdenum zones (refer to Press Release of June 6, 2007 and July 18, 2007). The surface drill program has targeted extension to the Jersey lead-zinc deposit (refer to Press Release of September 24, 2007), the East Emerald Tungsten Zone, and the Dodger Tungsten Zone. Samples from the initial six holes from this round of surface drilling were shipped to Acme Labs Ltd in mid-September and assays are anticipated shortly. Drill logs and assays for an additional 200 drill holes in the Emerald Tungsten Deposit have been entered into the digital data base for the mine in the ongoing compilation of the historic mine records. This completes the drill hole data base for this historic mine and will allow the company to complete a resource evaluation for this deposit." The Company monitors the exploration activity on the property to track the evolving potential value of the royalty interest.

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

Pursuant to a Letter Agreement with Potts dated May 2, 2002, the Company has paid to Potts the sum of $US 11,000 which includes the royalty payment due on June 6, 2002. Subsequent to the Company's October 31, 2006 year-end, the Company and Potts amended the Lease Purchase Agreement with an Amendment Agreement Letter dated January 16, 2007. The Amendment Agreement Letter amended the Term of the Lease to automatically extend the lease for an additional 5 years to June 6, 2012 and a minor amendment to the Minimum Royalties Payments. The amended Minimum Royalty payment schedule is as follows:

Payment Period	Amount Monthly US$
(i) July 6, 2002 through February 6, 2003(paid)	$ 1,000
(ii) March 6, 2003 through November 6, 2003(paid)	$ 1,500
(iii) December 6, 2003 through August 6, 2004(paid)	$ 2,000
(iv) September 6, 2004 through May 4, 2005(paid)	$ 2,500
(v) June 6, 2005 through February 6, 2006(paid)	$ 3,000
(vi) March 6, 2006 through November 6, 2006(paid)	$ 3,500
(vii) December 6, 2006 through August 6, 2007(paid)	$ 4,000
(viii) September 6, 2007 through the 6th day of each month thereafter	$ 4,500
(paid to April 2008)

Potts granted the Company the exclusive right and option to purchase the Property for US$ 1,250,000 or 50% of the unpaid balance at any time during the initial or extended terms of the lease. Upon exercise of this option by the Company, Potts shall transfer the property to the Company with a reserved royalty on production equal to 0.5% of net smelter returns.

J. H. Montgomery, Ph.D., P. Eng. and N. Barr, B. Sc., the Company's Consultants recommend that a US$ 1 million dollar exploration program be carried out on the Company's Lapon Canyon gold project. On July 31st, 2004 the Company applied to the Regional Office of The Bureau of Land Management for permits to carry out its exploration program and received approval for the permits on September 16th, 2004. The Company is required to post a reclamation bond in the amount of $2,500 US.

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

Expenditures to date on the property total $402,475 ($92,490 for 2007) including lease obligations, preliminary and on-going evaluation costs, and the costs of an independent NI 43-101report.  These expenditures are preliminary to a proposed $100,000-300,000 initial on-site work program. Additional work is subject to availability of financing. Increased precious metal prices during 2007 have stimulated industry interest regarding the property.

Gladiator, Arizona, United States

The Company entered into an option agreement on January 14, 2000 with Curitiba S.A., a Costa Rican corporation, to acquire 100% of the issued and outstanding shares of Nor-Quest Arizona Inc., an Arizona corporation. Nor-Quest Arizona Inc. has title to 170 acres within the Prescott National Forest in the State of Arizona. The option expired January 14, 2002; however, as part of the original agreement, the Company agreed to pay any property tax balance outstanding during the option period. During 2004, the Company paid the outstanding arrears taxes of $5,549 relating to the option period.  There were no expenditures by the Company for this property in 2006 or 2005. The Company entered into a letter of intent to purchase the outstanding and issued common shares of Nor-Quest Arizona Inc. on April 11, 2007, the letter is exercisable until March 31, 2008. The Company incurred costs of $8,630 for the 2007 fiscal year

Guanacaste, Costa Rica

Pursuant to an option agreement dated October 23, 1995 and amended February 27, 1996 between the Company and Minera Oceanica S.A., the Company acquired an option for the mineral and surface rights in Concession 6622 situated in the Juntas de Abangares, District of Guanacaste, Costa Rica, subject to a 10% royalty in favour of Minera Oceanica S.A. on operating profits derived from the property, or US $100,000 per year, whichever is greater.  This royalty has been waived indefinitely until the commencement of production. Finder's fees of $22,500 have been included in the cost of resource properties. The Company wrote down the property ($395,496) during 2003 and as at October 31, 2007 the Company is holding the rights for future use. There were no expenditures by the Company for this property in 2007, 2006 or 2005. The Company monitors mineral exploration in Costa Rica.

Pan-Oro, Panama

During 1995, the Company entered into a letter of agreement with Grande Portage Resources Ltd. to enter into a joint venture agreement to develop mineral concessions in Panama.  The agreement has not yet been concluded and regulatory approval remains outstanding.  During 2001, the Company decided to write-down its investment in this property to a nominal carrying value.  The Company still retains the right to resume exploration on this property.  The Company has a 90% ownership interest in Pan-Oro S.A., an inactive Panamanian corporation. As at October 31, 2007, the Company is not actively conducting exploration in Panama. There were no expenditures by the Company for this property in 2007, 2006 or 2005. The Company abandoned its rights in Panama during the fiscal year and has written off the carrying value of the investment.

C.  Organizational Structure

World Ventures Inc. has one inactive, wholly owned subsidiary, World Ventures (Nevada) Inc. incorporated pursuant to the Corporations Act (State of Nevada).  The Company currently has no joint ventures partnerships.

D.  Property, Plants and Equipment

Office Space

World Ventures Inc. maintains its head office in Nanaimo, British Columbia, Canada. During fiscal year ended October 31, 2007, the Company employed one part-time office manager who provided services to the company on a contract basis. Most Company operations will be conducted by the directors on a part time basis or by outside contractors. The rental commitment is $12,000 per year.

Resource Properties

World Ventures Inc.'s resource properties are located in Lapon Canyon Property, located in Mineral County Nevada, near Reno Nevada, United States; Triton Property located in the McMurchy Township, Shining Tree Mining District, Ontario, Canada; and Crystal Springs Property, located in Central Saskatchewan, Canada. This information should be read in conjunction with Item 4B "Resource Properties" and the consolidated financial statements included in Item 17.

Mineral Permits and Leases

World Ventures Inc. holds mineral permits conveying the right to explore for metallic and industrial minerals issued by the Nevada Regional Office of the Bureau of Land Management for the Lapon Canyon Nevada Property; by the Ontario Natural Resources Department for the Triton Ontario Property; and Saskatchewan Mineral Claims Department for the Crystal Springs Saskatchewan Property. This information should be read in conjunction with Item 4B "Resource Properties" and the consolidated financial statements included in Item 17.

World Ventures Inc. also holds mineral leases issued by Ontario Natural Resources Department for the Triton Ontario Property required to maintain annual assessment work on the mineral claims totaling $2,000, no expiration date. The Saskatchewan Mineral Claims Department for the Crystal Springs Saskatchewan Property required an expenditure of $12 per hectare for years starting 2-10; mineral lease expires in 10 years.

ITEM 4A  UNRESOLVED STAFF COMMENTS

This item is not applicable

ITEM 5  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

This discussion date April 23, 2008 is intended to assist readers with a better understanding and evaluation World Ventures Inc.'s ("WVI" or the "Company") history, business environment, strategies, performance and risk factors as well as the financial condition and operations for the fourth quarter and year ended October 31, 2007. The following Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements and related notes thereto for the year ended October 31, 2007, the Director's Report to Shareholders, and other management discussion included in the Company's Annual Report. The information in this report includes information available to April 23, 2008.

Except where otherwise noted, all dollar amounts are stated in Canadian dollars. The data included was prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), which differ form US GAAP.

 For a discussion of these differences, see the notes to the Company's consolidated Financial Statements in "Item 17 - Financial Statements". Further financial information regarding the World Ventures Inc. is available at www.sedar.com and at www.sec.gov/edgar.shtml

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. These statements involve risks and uncertainties, are based on assumptions and estimates, and therefore actual results may differ materially from those expressed or implied by World Ventures Inc. Factors which may cause such differences include, but are not limited to, general economic and market conditions including interest and foreign exchange rates, investment performance, global and domestic financial markets, the competitive industry environment, legislative and regulatory changes, technological developments, catastrophic events and other business risks.  The reader is cautioned against undue reliance on these forward-looking statements. Certain totals, subtotals and percentages may not reconcile due to rounding.

A.  Operating Results

The Company's consolidated financial statements for the year ended October 31, 2007 with comparatives have been prepared in accordance with Canadian Generally Accepted accounting principles. The Company's financial reporting is in Canadian dollars. The Company has included in the consolidated financial statements reconciliation between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles. The reconciliation and explanation of the differences are in Note 12, pages 61 through 64.

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

The Triton, Ontario Property is a gold-bearing vein structure with an exploration shaft to over 100-feet and some diamond drill intersections both below and lateral to the old workings.  Re-examination of the old workings and drilling for possible extension of the known mineralization has not been initiated. Surface sampling of known vein structures was carried out in late 2007sufficient for assessment purposes.

The Crystal Springs, Saskatchewan diamond gold exploration target was acquired during the 2006 year.  The required airborne geophysical surveys, drill testing for possible diamond pipes, and drill testing for potential gold-copper-iron targets in the basement rock have not yet been imitated.  Monitoring of diamond exploration activity within the kimberlite field to the north continually evaluates the region for exploration potential.

The Kootenay (Jersey-Emerald) Property royalty interest covers production from the several potential targets. An extensive program by Sultan Minerals Inc., the current owner of property is ongoing and is monitored on continued basis.

As the Company is in the exploration stage of investigating, evaluating its minerals properties, revenues remained unchanged at $0 in 2007, 2006, and 2005, reflective of the nature of a mining exploration company.

In the current year ended October 31, 2007 the Company continues to incur general and administrative expenses consistent with the previous 12 months. The Company incurred expenditures for Lapon Canyon-Nevada Property consistent with the same 12-month period in the previous year. In additional, the Company incurred expenditures for Crystal Springs-Saskatchewan Property and Triton-Ontario Property. Total expenditures for all resource properties for the 2007 total $107,291, compared to 2006 total of $60,414, and for 2005 total $108,328, and for 2004 total $86,333. Financial results for the 2007 are reflective on the continued activity of the Company with a net loss of $320,473 and in 2006 a net loss of  $152,320, in 2005 net loss of $467,969, and in 2004 a net loss of $124,181.

Financial results for the years of 2007 and 2005 the Company reported a net loss of $320,473 and $467,969 respectively including a significant change in accounting policy effective November 1, 2003, per the recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, for Stock-based compensation and other stock-based payments. In accordance with the CICA policy the Company has accounted for stock options granted to directors, employees and consultants using the fair market value method. As a result the preceding the Company has recognized $171,470 in 2007 and in 2005, $289,341 stock-based compensation in the year's net losses, and an additional $33,712, which was charged to the opening deficit in the prior year. The Financial results for the year of 2004 were reflective of the renewed activity of the Company with a net loss of  $124,181.

Expenses for 2007, 2006, and 2005 are comparative across all categories. Specific expenses of note during the 2007, 2006, and 2005 periods are as follows:

•

Professional fees with $19,973 and $37,436 in 2006 compared to $15,768 in 2005, increases as result of increase costs of auditing fees since 2005;

•

Travel and Promotion with decrease to $25,547 from $45,252 in 2006 compared to $97,587 in 2005, expenditures vary depending public relations expenditures;

•

Office Administration is $47,323 and 2006 - $28,403 compare to 2005 of $12,356, increases related to increased regulatory, and filing requirements;

•

Interest and Bank Charges decrease to $5,668 from $8,025 in 2006, compared to $6,505 in 2005;

•

Office and sundry increased to $21,882 from $7,513 in 2006 compared to $11,148 in 2005, the increase in 2007 attributable to increased computer software costs;

•

Consulting fees paid for 2007 is $29,500 compared to 2006 of $44,182 and $54,772 in 2005;

•

No Corporate capital taxes were paid during 2007, 2006, and 2005;

•

Included expenditures for services paid to an individual related to the President of the Company for the 2007 in the amount of $12,000, and $12,000 in 2006 and 2005 fiscal years respectively;

•

The Company has included expenditures for consulting fees paid to officers of the Company in the current year of $28,500 compared to $2,000 in 2006 and $54,772 in 2005.

There are no trends, commitments, events or uncertainties presently known or identifiable to management that are reasonably expected to have a material affect on the Company's business, financial position, or results of operations. The nature of the Company's business is the demanding of capital for property acquisition costs, exploration commitments and holding costs. The Company intends to utilize cash on hand to meet these obligations and will continue to raise funds by equity financings as necessary to augment this cash position, as it does not have sufficient operating cash flow.

There are certain risk factors that could have material affects that are un-quantifiable at present due to the nature of the Company's industry and other considerations as follows:

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

•

Commodity Prices - the price of the Company's shares, its financial results, and exploration activities have been or may in the future be, adversely affected by declines in the price of mineral commodity prices;

•

Foreign Operation Risk - properties in Costa Rica and Panama are affected by changes in regulation of shift in the political attitudes, which are beyond the control of the Company;

•

Financing and Acquisition - exploration activities require substantial additional financing. Failure to obtain financing results in delayed or postponed exploration and/or acquisition of resource properties;

•

Environmental - all phases of the Company's exploration are subject to environmental regulation in the various jurisdictions of these resource properties. There are no assurances that future changes in environmental regulation will not adversely affect the Company;

•

Competition - the mining industry is intensely competitive industry, and the Company competes with numerous companies that have greater financial resources and technical facilities available.

B.  Liquidity and Capital Resources

As at October 31, 2007 the Company had a cash position of $126,338 and in 2006, $17,103, compared to $4,391 as at October 31, 2005 and $15,667 as at October 31, 2004. As at October 31, 2007 the Company reported a working capital deficiency of $140,761and $254,723 at October 31, 2006 compare with the October 31, 2005 a working capital deficiency of $360,521 and October 31, 2004 working capital deficiency of $299,089.

The financial statements have been prepared on a going concern basis which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has no revenue generating properties at this time, and has generally incurred losses since inception.

The net working capital is not sufficient for the Company's present requirements. The Company has continued to provide capital through equity financing and proposes to meet any further working capital requirements through equity financings on acceptable terms in order to enable us to complete any plan of operations.  Please review "Subsequent Events" - Page 19.

In July 2007, the Company negotiated a non-brokered private placement of 825,000 common units at a purchase price of  $0.20 per unit for proceeds of $165,000. Each unit is comprised of one common share and one common share warrant exercisable for 24 months from date of issue at a price of  $0.30. The Company issued the units on November 28, 2007.

In February 2007, the Company negotiated a non-brokered private placement of 580,000 common units at a purchase price of  $0.15 per unit for proceeds of $87,000. Each unit is comprised of one common share and one common share warrant exercisable for 24 months from date of issue at a price of $0.30 per share. The Company issued the units on July 11, 2007.

In January 2007, the Company negotiated a non-brokered private placement of 120,000 common units at a purchase price of  $0.15 per unit for proceeds of $18,000. Each unit is comprised of one common share and one common share warrant exercisable for 24 months from date of issue at a price of  $0.30 per share. The Company issued the units on July 11, 2007.

In respect to above placements totaling 1,525,000 units, if the Company's shares trade on the OTCBB at a price greater than or equal to $0.50 per share at any time during the trading day for a period of 10 consecutive trading days (Premium Trading Days) after which time the exercise period shall be shortened to a period of 14 calendar days commencing on that day which is the tenth Premium Trading Day.

On November 20, 2006, the Company completed a non-brokered private placement of 1,000,000 units at $0.10 per unit. Each unit is comprised of one common share and one common share purchase warrant exercisable for 24 months. The warrants are exercisable at $0.10 per share in the first year and at $0.15 in the second year.  Of the 1,000,000 common shares issued, 370,960 common shares were issued to settle a $37,096 debt incurred on behalf of the Company by an officer of the Company and 629,040 common shares were issued for proceeds of $62,904.  The Company issued the units on February 28, 2007.

On March 1, 2006, the Company raised an aggregate of $250,000 on a negotiated a non-brokered private placement of 1,250,000 units at a price of $0.20 per unit. Each unit consists of one common share and one share warrant to purchase one additional common share at a price of $0.25 per share in the first year or $0.35 in the second year. The warrants are exercisable for a period of 24 months from the closing date. The Company issued the units on May 12, 2006.

The funding raised as noted and any additional funds raised will be used for the Company's exploration programs located in Nevada, Ontario and Saskatchewan, if warranted, to pursue other business opportunities and for general working capital.

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

Future royalty payments are payable (in US$) as follows:

Payments per agreement	Year 1	Year 2	Year 3	Year 4	Year 5
November 2007 - October 2008	$54,000
November 2008 - October 2009		$54,000
November 2009 - October 2010			$54,000
November 2010 - October 2011				$54,000
November 2011 - October 2012					$54,000
TOTAL PER YEAR	US$54,000	US$54,000	US$54,000	US$54,000	US$54,000

As at April 23, 2008, the Company has paid all royalty payments and funding is available to satisfy the next fiscal years lease agreement. Royalty payments on actual productions will equal 4% of net smelter returns ("NSR").

The Company entered into a lease purchase agreement dated July 1, 2005 with Mrs. M. Lanctot and Mr. A. Lanctot ("Lanctots") to acquire the right to explore, develop and mine a property located in the vicinity of Fort a la Corne, Saskatchewan, Canada ("Crystal Springs Property").   The initial lease term is ten years with the first payment of $2,000 upon execution of the agreement and an annual sum of $4,000 for a total of $38,000. The Company has an option to purchase the Crystal Springs Property upon commercial development. Upon commencing mining operations of the Property, the Company will pay Lanctots on production equal to 5% of net profits and $4,000 per annum

Future royalty payments are payable (in CDN$) as follows:

Payments per agreement	Year 1	Year 2	Year 3	Year 4	Year 5
November 2007 - October 2008	$4,000
November 2008 - October 2009		$4,000
November 2009 - October 2010			$4,000
November 2010 - October 2011				$4,000
November 2011 - October 2012					$4,000
TOTAL PER YEAR	CDN$4,000	CDN$4,000	CDN$4,000	CDN$4,000	CDN$4,000

As at April 23, 2008, the Company has paid all royalty payments and funding is available to satisfy the next fiscal years lease agreement. Royalty payments on actual productions will equal 4% of net smelter returns ("NSR").

During the current year, the Company expenditures for Lapon Canyon were $92,490and $45,682 in 2006, compared to the fiscal year October 31, 2005; expenditures were a total $108,328 additional incurred expenditures for Crystal Springs - Saskatchewan and Triton - Ontario and Gladiator total $14,801. Total expenditures for all resource properties for the year were $107,291.  The expenditures included costs for legal, consulting, lease payments and travel. The Company will continue to incur research and development costs that are required in order to maintain resource properties in good standing.

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

C.  Research and Development, Patent and Licences

The Company has not incurred any related expenditures for the fiscal years ended October 31, 2007, 2006 or 2005.

D.  Trend Information

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that are reasonable likely to effect the Company's sales or revenues, income from operations, liquidity or materially decreasing beyond the current projected expenditures.

E.  Off-Balance Sheet Arrangements

As at October 31, 2007, the Company has no off-balance sheet arrangements.

F.  Tabular Disclosure of Contractual Obligations

Contract Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations
Capital (Finance) Lease Obligations
Operating Leases Obligations	$580,000	$58,000	$174,000	$174,000	$174,000
Purchase Obligations
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements
TOTAL	CDN$580,000	CDN$58,000	CDN$174,000	CDN$174,000	CDN$174,000

ITEM 6  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The following table sets forth the name, business experience, functions and areas of experience in the Company and principal business activities performed outside of the Company (including, in the case of directors of the Company other principal directorships) of each director upon whose work the Company is dependent, as of April 23, 2008:

Name and Position in the Company	Age	Director or Officer Since	Number of Common Shares and Percentage of Class
Dr. Stewart A. Jackson President and Director	68	June 1997	250,000 -2%
Gary Van Norman Vice President and Director	69	Director since February 1996	None - 0%
John Curry Vice President Sales & Marketing and Director	54	Director since April 2005	None - 0%
Blair Carson Director	40	Director since April 2007	None - 0%
Patricia Sheahan Director	70	Director since February 2008	None - 0%

The following is a brief account of the business experience during the past five years of each director and executive officer:

Director and/or Officer	Principal Occupation During the Last Five Years
Dr. Stewart A. Jackson

Stewart Jackson is a skilled geologist with over 40 years of professional experience in the mineral industry. Involved in exploration and development of both base and precious metal deposits in a wide range of environments for both large and small companies. He has been responsible for the discovery, exploration and development of several major mineral deposits in wide range of environments.

John A. Curry

John Curry has 25 years in sales and marketing including extensive experience in the automotive and diesel industries. Since the mid-1990's he has worked in the coatings industry and was instrumental in promoting the MX4 product line.

Gary Van Norman

Gary Van Norman is Businessman/Land Developer with over 30 years expertise with land development, project management, and marketing industry, both in Canada and the USA. He was instrumental in the development of two of Whistler, BC's largest residential and recreational developments. He is currently actively involved in senior capacities with a similar project in BC.

Blair Carson	Blair Carson is a graduate of the Haileyburey School Mines with over 20 years of experience in mining, oil and gas industry.
Patricia Sheahan

Patricia Sheahan has an extensive background as geologist/consultant in mineral exploration. Serving as a Director for several public mining exploration companies over the past two decades and has been President of Konsult International Inc. since 1978. She has served as Chairman of Communications for the Prospectors as Developers Association of Canada for the last three years and as Chairman of the Diamond Technical Sessions for the past 16 years. Patricia has also served as President/Chairman of The Ontario Club for two terms and is currently serving as a director of the board.

B.  Compensation

The following is a summary of the employee and director stock options outstanding as of October 31, 2007 and a summary of all such Options exercised in 2006 and 2005.

Stock options outstanding and granted as at October 31, 2007 were as follows:

Directors/Employee	Number of shares	Price	Expiration Date
John A. Curry	250,000	$0.25	July 4, 2009
Stewart A. Jackson	250,000	$0.25	July 4, 2009
Gary Van Norman	250,000	$0.25	July 4, 2009
Blair Carson	250,000	$0.25	July 4, 2009
Ray Carson	250,000	$0.25	July 4, 2009
Penny Pereira	50,000	$0.25	July 4, 2009

The Company issued a stock option agreement dated July 5, 2007 granting the directors/employee to purchase common shares of up to 1,300,000 common shares at $0.25. The employee had the option to exercise the share purchase for up to and including July 4, 2009. As at October 31, 2007, 1,300,000 stock options remained unexercised.

Total outstanding director and employee stock options for 2006 - 800,000,and in 2005 - 800,000. Stock options granted March 31, 2005 expired during the year ended October 31, 2007. No stock options exercised by directors or employees during the years 2007, 2006, and 2005.

Under applicable regulations of the British Columbia Securities Commission, the Company is not authorized to issue options to directors, employees or affiliates constituting more than 10% of the outstanding common stock. There are no other plans.

The Company pays other incidental compensation to executive officers from time to time, consisting primarily of reimbursement for business related activities on behalf of the Company. However, the aggregate of all such other compensation did not exceed 10% of cash compensation reported for the fiscal year ended October 31, 2005. No cash compensation is currently being paid to members of the Board of Directors for their services as directors. During the fiscal year ended October 31, 2007, compensation to directors and officers of the Company for services was $28,500, $2,000 in 2006 and $54,772 in 2005.

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

Audit Committee

The Audit Committee of the Company consists of Messers Stewart Jackson (Chair), Gary Van Norman, and John Curry.  The function of the Audit Committee is to review the overall audit plan, results of the external audit, the annual financial statements and management discussion and analysis ("MD&A"), the review of the quarterly financial statements and MD&A, the review of any financial press releases and securities filings, the Company's system of internal controls, the Company's accounting and disclosure policies and to resolve any potential disputes with the Company's auditors.

Compensation Committee

The Compensation Committee of the Company consists of Stewart Jackson (Chair), Gary Van Norman, and John Curry.  The purpose of the Compensation Committee is to determine the compensation arrangement of executive officers, to provide, assist or recommend with respect to policies, benefits, personnel issues and other issues. The Company currently has no employment contracts in last 5 years. The Directors and officers are entitled to receive stock options as determined from time to time by the Committee.

D.  Employees

The Company currently employs one part-time employee for 2007, 2006, and 2005.

ITEM 7  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

The following table sets forth the person(s) known to the Company to own beneficially more that ten percent (5%) of any class of the Company's voting securities and the total amount of any class of the Company's voting securities owned by the officers and directors as a group:

TITLE OF CLASS	IDENTITY OF PERSON OR GROUP	NUMBER OF SHARES	PERCENTAGE OF CLASS
COMMON	Brisas Atlantico S.A. PO Box 20 Bowling Green Stn New York, New York 10274	1,000,000	5.45%
COMMON	Cede & Co. PO Box 20 Bowling Green Stn New York, New York 10274	8,668,931	47.23%
COMMON	CDS & Co. PO Box 1038 STN A Toronto Ontario, M5W 1G5	3,722,469	20.28%
COMMON	Computershare Trust Company 510 Burrard Street Vancouver British Columbia V6C 3B9	1,265,485	6.90%
COMMON	Curitiba S.A. PO Box 6095 1000 San Jose, Costa Rica	1,250,000	6.81%
COMMON	Hecote Junteno Sociedad Anonima Estacion De Oasolina El Ranchito 800 Metros Al Norte a Mano Derecha Casa Numero 11 A San Jose Costa Rica	561,733	3.06%
COMMON	Investors First S.A. c/o Arias, Aleman & Mora Calle 50 Edif Tower 1ER Piso Apartado 8799 Panama 5, Panama	1,300,000	7.08%
COMMON	Officers and Directors Collectively	200,000	1.09%

Note 1:  Beneficial owners listed have sole voting and investment power with respect to the shares shown unless otherwise indicated.

Control of the Corporation

The Corporation is a publicly owned Canadian company, the shares of which are owned by Canadian residents, U.S. residents and other foreign residents. To the best of the Corporation's knowledge, the Corporation is not directly or indirectly owned or controlled by another corporation, any foreign governments or any other natural or legal person, jointly or severally.

Change in Control Arrangements

The Corporation is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Corporation.

B.  Related Party Transactions

Services provided by directors or parties related to directors:

	October 31,	October 31,	October 31,
	2007	2006	2005
Consulting	$28,500	$2,000	$54,772
Rent	$12,000	$12,000	$12,000

•

Accounts receivable includes $2,542 (2006 and 2005 - $665) due from a director.

•

Accounts payable includes $708 (2006 - $0 and 2005 - $10,713) due to an individual related to the president of the Company.

•

Accounts payable includes $1,847 (2006 $0 and 2005 - $96,736) due to an officer.

•

During 2007, a shareholder advanced $42,889 of which $37,096 (2006 $233,838) was settled by the issuance of 370,960 common shares (2006 -284,000 common shares for $67,720 of debt) of the Company. In 2007, $100,000 (2006 - $250,000) was applied to exercise of 1,000,000 (2006 - 1,250,000) warrants.

•

In 2007, of the $28,500 (2006 - $2,000) in consulting fees, $3,500 were paid to an officer of the Company and are included in consulting fees. Consulting of fees in the amount of $25,000 (2006 - $0) were paid to an officer and included in resource properties.

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

ITEM 8  FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

Incorporated hereto are the audited consolidated financial statements for the years ended October 31, 2007, 2006, and 2005, which are set forth in "Item 17 - Financial Statements".

Selected Annual Information

The following selected financial information is derived from the audited financial statements for the years ended October 31, 2007, 2006, 2005 and 2004, of the Company as prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The Company has included in the consolidated financial statements reconciliation between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles. The reconciliation and explanation of the differences are in Note 12 of the Company's financial statements, pages 17 through 20. For more detailed information, refer to the Company's audited Financial Statements.

	October 31, 2007	October 31, 2006	October 31, 2005	October 31, 2004
Net Sales	$Nil	$Nil	$Nil	$Nil
Income (loss) before discontinued items or extraordinary items	$(320,473)	$(152,320)	$(467,969)	$(118,632)
Income (loss) before discontinued items or extraordinary items: - per share undiluted - per share diluted	(0.02) (0.02)	(0.01) 0.01)	(0.04) (0.04)	(0.01) (0.01)
Net Income (loss)	$(320,473)	$(152,320)	$(467,969)	$(124,181)
Net Income (loss) before discontinued items or extraordinary items: - per share undiluted - per share diluted	(0.02) (0.02)	(0.01) (0.01)	(0.04) (0.04)	(0.01) (0.01)
Total Assets	$564,608	$345,789	$275,130	$177,805
Total Long-term Debt	$Nil	$Nil	$Nil	$Nil
Cash dividends declared: $ per share	$Nil	$Nil	$Nil	$Nil

The growth in total assets for the year ended October 31, 2007 is primarily the result of capitalized exploration expenditures incurred during the year and an increase in cash and cash equivalents from private placements. Financial results for the year of 2005 the Company reported a net loss of $467,969 including a significant change in accounting policy effective November 1, 2003, per the recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, for Stock-based compensation and other stock-based payments. In accordance with the CICA policy the Company has accounted for stock options granted to directors, employees and consultants using the fair market value method. As a result the preceding the Company has recognized in 2007 $171,470 stock-based compensation and in 2005 $289,341 stock-based compensation, and an additional $33,712, which was charged to the opening deficit in the previous year.

The Company is not involved in any legal or arbitration proceedings that may have, or have had in the recent past, significant effects on the Company's financial position.

The Company is not aware of any material proceedings in which any director, any member of senior management or any of the Company's affiliates is a party adverse to the Company or has a material interest adverse to the Company.

No dividends have been paid on any common shares of the Company, nor does the Company to pay dividends on its common shares in the foreseeable future.

B.  Significant Changes

No significant changes have occurred during fiscal 2007 or the first three months of fiscal 2008.

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

PRICE RANGE	High	Low
October 31, 2004 Year	0.70	0.22
October 31, 2005 Year	0.50	0.10
October 31, 2006 Year	0.43	0.10
October 31, 2007 Year	0.23	0.10
2007 1st Quarter	0.20	0.10
2007 2nd Quarter	0.16	0.13
2007 3rd Quarter	0.22	0.13
2007 4th Quarter	0.23	0.14
2006 1st Quarter	0.43	0.15
2006 2nd Quarter	0.25	0.10
2006 3rd Quarter	0.34	0.15
2006 4th Quarter	0.15	0.10
October 2007 Month	0.18	0.14
November 2007 Month	0.12	0.09
December 2007 Month	0.13	0.05
January 2008 Month	0.11	0.05
February 2008 Month	0.14	0.05
March 2008 Month	0.19	0.10

As of October 31, 2007 the Company had approximately 210 registered shareholders on record of its no par value common stock. Based on representations received by the Company from certain record holders, the Company believes that there are in excess of 1,000 non-registered beneficial owners of its common stock bringing the total number of shareholders in excess of 1,200.

B.  Plan of Distribution

This item is not applicable.

C.  Markets

The Company's common shares trade on the OTC Electronic Bulletin Board in New York under the symbol WVNTF:BB

D.  Selling Shareholders

This item is not applicable.

E.  Dilution

This item is not applicable.

F.  Expenses of the Issue

This item is not applicable.

ITEM 10  ADDITIONAL INFORMATION

A.  Share Capital

The Company's authorized capital stock consists of 50,000,000 shares of common stock, no par value. The following is a summary and is qualified in its entirety by reference to the Company's Articles and Special Resolution and Altered Memorandum, copies of which are exhibits to the Company's Registration Statement. The outstanding shares of common stock are fully paid and non-assessable. As of April 23, 2008, 18,192,887 shares of common stock were issued and outstanding.

Holders of shares of common stock are entitled to participate equally as to dividends, voting powers and participation in assets. No shares have been issued subject to call or assessment. There are no pre-emptive rights, conversion rights, and provisions for redemption or purchase for either cancellation or surrender or provisions for sinking or purchase funds. Provisions as to the modifications, amendments or variations of such rights or such provisions are contained in the Company's Act of the Province of British Columbia.

The Company's authorized share capital and issued is as follows:

Authorized -  50,000,000 Common shares without par value

Issued

	Number
	of Shares	Amount
Balance, October 31, 2005	13,572,154	$7,287,373
Issue of common shares for cash	1,250,000	250,000
Issue of common shares for settlement of debt	284,000	67,720
Balance, October 31, 2006	15,106,154	7,605,000
Issue of common shares for cash	1,329,040	167,904
Issue of common shares for settlement of debt	370,960	37,096
Share subscriptions (825,000 common shares issued on November 28, 2007)	0	165,000
Balance, October 31, 2007	16,806,154	$7,975,093

In July 2007, the Company completed non-brokered private placements to issue 825,000 units at $0.20 per unit for proceeds of $165,000.  Each unit is comprised of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional common share at a price of $0.30 per share for a period of two years from the date of issue. The Company issued the units on November 28, 2007.

In February 2007, the Company completed non-brokered private placements and issued 580,000 units at $0.15 per unit for proceeds of $87,000.  Each unit is comprised of one common share and one share purchase warrant, each warrant entitles the holder to purchase one additional common share at a price of $0.30 per share for a period of two years from the date of issue. The Company issued the units on July 11, 2007.

In January 2007, the Company completed non-brokered private placements and issued 120,000 units at a purchase price of $0.15 per unit for proceeds of $18,000.  Each unit is comprised of one common share and one share purchase warrant, each warrant entitles the holder to purchase one additional common share at a price of $0.30 per share for a period of two years from the date of issue. The Company issued the units on July 11, 2007.

In respect to the above private placements totaling 1,525,000 units, if the Company's shares trade on the OTC B:B at a price greater than or equal to $0.50 per share at any time during the trading day for a period of ten consecutive trading days (the Premium Trading Days) the exercise period shall be shortened to a period of 14 calendar days commencing on that day that is the tenth Premium Trading Day.

On November 20, 2006, the Company completed a non-brokered private placement of 1,000,000 units at $0.10 per unit. Each unit is comprised of one common share and one common share purchase warrant exercisable for 24 months. The warrants are exercisable at $0.10 per share in the first year and at $0.15 in the second year.  Of the 1,000,000 common shares issued, 370,960 common shares were issued to settle a $37,096 debt incurred on behalf of the Company by an officer of the Company and 629,040 common shares were issued for proceeds of $62,904.  The Company issued the units on February 28, 2007.

On March 1, 2006, the Company negotiated a non-brokered private placement of 1,250,000 units at $0.20 per unit for proceeds of $250,000. Each unit is comprised of one common share and one common share purchase warrant exercisable for 24 months from closing. The warrants are exercisable at $0.25 per share in the first year and at $0.35 in the second year. The Company issued the units on May 12, 2006.

During 2006, the Company issued 200,000 common shares at a price of $0.20 per share to settle a $40,000 debt incurred on behalf of the Company by an officer of the Company, and issued 84,000 common shares at a price of $0.33 per share to settle a $27,720 court action.

Share purchase warrants outstanding as at October 31, 2007 and 2006 were as follows:

	Expiry	Exercise	Number of Warrants
	Date	Price	2007	2006
Opening balance	February 28, 2009*	$0.35	1,250,000	1,250,000
Issued	November 19, 2009*	$0.15	1,000,000	0
Issued	July 11, 2009	$0.30	700,000	0
Issued	November 28, 2009	$0.30	825,000	0
Closing balance			3,775,000	1,250,000

*Term extended subsequent to October 31, 2007

Stock Options

The following table summarizes the Company's stock option activity for the years ended October 31, 2007 and 2006:

			Weighted
	Number	Exercise	Average
	Of	Price	Exercise
	Shares	Per Share	Price
Balance, outstanding and exercisable October 31, 2006	800,000	$0.25	$ 0.25
Expired	(800,000)		$ 0.25
Granted	1,300,000	$ 0.25	$ 0.25
Balance, outstanding and exercisable October 31, 2007	1,300,000	$ 0.25	$ 0.25

On July 5, 2007 the Company granted stock options to a directors and a consultant of the Company in the amount of 1,300,000 at exercisable price of $0.25 with an expiry date of July 4, 2009.Subsequent to October 31, 2007, on February 18, 2008 the Company granted additional stock options to a director of the Company in the amount of 250,000 at exercisable price of $0.25 with an expiry date of February 17, 2013.

Stock options to directors and consultants outstanding and exercisable as at October 31, 2007 and 2006 were as follows:

	Exercise	Number of Options
Expiry Date	Price	2007	2006

March 31, 2007	$ 0.25	0	800,000
July 4, 2009	$ 0.25	1,300,000	0

B.  Memorandum and Articles of Association

Securities Register

The Corporation maintains at Computershare Corporate Trust Company ("transfer agent") a securities register in which it records the securities issued by it in registered form, showing with respect to each class or series of securities:

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

Powers of Directors

Approval and Voting

A director who is in any way party, whether directly or indirectly, interested in a contract or proposed contract or transaction with the Company shall declare the nature and extent of the Director's interest at a meeting of the directors in accordance with the Companies Act. A director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but may be counted in the quorum present at the meeting at which such vote is taken. Subject to the Companies Act, the foregoing shall not apply:

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

The Directors shall be repaid such reasonable expenses as they may incur in and about the business of the Company and if any director shall perform any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specifically occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such director, by the Company in general meeting, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he may be entitled to receive, and the same shall be charged as part of the ordinary working expenses.

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

Description of Securities

The Company is authorized 50,000,000 of Common Shares.

Common Shares

The Company is authorized to issue 50,000,000 of common shares without nominal or par value of which, as at October 31, 2007, 16,806,154 shares are issued and outstanding as fully paid and non-assessable 1,300,000 shares are reserved under directors', employees and management stock options (see "Item 6A. Directors, Senior Management and Employees - Share Ownership - Stock Options"). The holders of the common shares are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, and on every poll taken at every such meeting, or adjourned meeting, every holder of Common Shares shall be entitled to one vote in respect of each Common Share held.

Annual and Special General Meetings

The Board must call an annual general meeting of Shareholders to be held not later than 15 months after the date of incorporation and subsequently, not later than 13 months after holding the last preceding annual meeting. An annual meeting is to be held for the purposes of considering the financial statements and auditor's report, fixing the number of Directors for the following year, electing Directors, appointing an auditor and transacting any other business that may properly be brought before the meeting.

The Board may at any time call a special meeting of Shareholders.

Notice of Meetings

Notice of the time and place of a meeting of Shareholders must be sent not less than 21 days before the meeting to each Shareholder entitled to vote at the meeting, each Director and the auditor of the Company.

Notice of a meeting of Shareholders called for the purpose of transacting any business other than a consideration of the financial statements and auditor's report, fixing the number of Directors for the following year, election of Directors and reappointment of the incumbent auditor must state the nature of the business to be transacted in sufficient detail to permit a Shareholder to form a reasoned judgment on that business and must state the text of any special resolution to be submitted to the meeting.

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

D.  Exchange Controls

Canadian Investment Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-residents.  Dividends paid to US residents, however, are subject to a 15% withholding tax or a 5% withholding tax for dividends if the shareholder is a company owning at least 10% of the outstanding voting shares of the Company pursuant to Article X of the reciprocal tax treaty between Canada and the US (See "Item 10 - Additional Information - Taxation").

Except as provided in the Investment Canada Act (the "ICA"), which has provisions that restrict the holding of voting shares by non-Canadians, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares under the laws of Canada or the Province of British Columbia, or in the charter documents of the Company or its subsidiaries.

The ICA requires a person who is not a Canadian resident (a "non-Canadian") making an investment, which would result in the establishment of a new Canadian business or which would result in the acquisition of control of a Canadian business (i.e. the gross value of the assets of which exceed a certain monetary threshold), to identify, notify, or file an application for review with the Investment Review Division of Industry Canada ("IRD").  The notification procedure involves a brief statement of information about the investment on a prescribed form to be filed with the IRD by the investor within 30 days following implementation of the investment.  Specific investments are subject to review under the ICA.  It is intention of the IRD that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with the IRD prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister of Industry ("Minister") (the Minister responsible for Investment Canada) is satisfied that the investment is likely to be of net benefit to Canada.  The Minister has up to 75 days to make this determination.  If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

In 1999, some of the powers, duties and functions of the Minister were transferred to the Minister of Canadian Heritage under Parts II to VI of the ICA as they relate to the prescribed business activities enumerated under paragraph 15(a) of the ICA, namely those that relate to Canada's "cultural heritage or national identity" ("Cultural Activities") Cultural Activities include, among other things, the distribution or sale of books, magazines, film and video recordings and music recordings.  As a result, an application for review must be submitted to the Cultural Sector Review Division of the Department of Canadian Heritage (the "CSRD") in respect of the acquisition of control of a Canadian business engaged in a Cultural Activity that exceeds the prescribed lower monetary threshold applicable to the acquisition of such Canadian businesses.

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

The following investments by non-Canadians are subject to review under the ICA:

1.

An investment is reviewable if there is an acquisition of control of a Canadian business and the asset value of the Canadian business being acquired equals or exceeds the following thresholds:

a.

For non-World Trade Organization ("WTO") investors, the threshold is $5 million for a direct acquisition and $50 million for an indirect acquisition; the $5 million threshold will apply however for an indirect acquisition if the asset value of the Canadian business being acquired exceeds 50% of the asset value of the global transaction;

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

E.  Taxation

The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the "Tax Act", or "ITA"), generally applicable in respect of the holding and disposition of common shares.  The income tax consequences to any particular holder of common shares will vary according to the particular circumstances of each holder, including without limitation, the status of that holder as an individual, trust, company or member of a partnership, the jurisdiction in which that holder is subject to taxation and the place where that holder is resident.

This summary is based upon the Company's understanding of current provisions of the Tax Act and the Canada-United States Tax Convention (1980) (the "Tax Convention") as at the date of this Form 20-F, of all specific proposals to amend the Tax Act publicly announced prior to the date hereof and of the current published administrative and assessing practices of the Canada Revenue Agency (the "CRA").  Other than such proposed amendments, this summary does not take into account or anticipate changes in the law, whether by way of judicial decision or legislative action, nor any changes in the administrative or assessing practices of the CRA.  There is no assurance that any specific proposals to amend the Tax Act will be enacted as proposed or at all.  This summary does not take into account, or anticipate any provincial, territorial or foreign tax legislation or other considerations, which may differ from those consideration described herein.

This summary is applicable only to holders of common shares who, for the purposes of the Tax Act and the Tax Convention, are resident in the US, have never been resident in or deemed to be resident in Canada at any time while they have held common shares, deal at arm's length with and are not affiliated with, the Company, hold their common shares as capital property, do not carry on and are not deemed to carry on an insurance business in Canada, and will not use or hold or be deemed to use or hold the common shares in the course of carrying on business in Canada.  Common shares will generally be considered to capital property for purposes of the Tax Act unless they are held in the course of carrying on a business of trading or dealing in securities or acquired in a transaction, which may be considered to be an adventure in the nature of the trade.  Special rules, which are not discussed in this summary, may apply to a US holder that is a company that carries on business in Canada and elsewhere.

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

Disposition of Common Shares

A non-resident of Canada will not be subject to tax under the Tax Act in respect of a capital gain realized upon the disposition or deemed disposition of a common share of the Company unless it constitutes "taxable Canadian property" under the Tax Act and the holder is not entitled to relief under the Tax Convention.  Such common shares will generally not be taxable Canadian property provided the holder thereof does not use or hold and is not deemed to use or hold such shares in connection with carrying on a business in Canada; such shares are not "designated insurance property" of the holder within the meaning of the Tax Act; that if the shares listed on a prescribed stock exchange under the Tax Act, the holder has not, either alone or in combination with persons with whom the holder does not deal at arm's length, owned or had the right to acquire 25% or more of the issued shares of any class or series of shares in the Company within 60 months preceding the date of disposition; such holder has not elected to treat such shares as taxable Canadian property upon ceasing to be a resident in Canada; and such shares were not acquired in a tax deferred exchange for property that was itself taxable Canadian property.

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

If common shares of the Company constitute taxable Canadian property and a holder is not afforded relief under the Tax Convention, a capital gain (or capital loss) will generally be realized to the extent that the proceeds of disposition received or deemed to be received exceed (or are less than) the aggregate adjusted cost base of such shares, net of any reasonable costs of disposition or deemed disposition.  One-half of any such capital gain ("taxable capital gain") will be required to be included in income in the year of the disposition.  One half of the amount of any capital loss ("allowable capital loss") may be deductible against certain taxable capital gains realized in that year in accordance with the provisions of the Tax Act.  Allowable capital losses for a taxation year in excess of taxable capital gains for that year may otherwise be available for deduction in other taxation years in accordance with the provisions of the Tax Act.

However, special rules apply if a non-resident of Canada or certain designated partnerships dispose of common shares of the Company to another company resident in Canada with which the non-resident does not deal or is deemed not to deal at arm's length and, immediately after the disposition, the Company is "connected" with the purchaser company within the meaning of the Tax Act.  Each holder should consult with their own tax advisor with respect to the income tax consequences of any such disposition applicable to them, in their own particular circumstances.

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

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS, and court decisions that are currently applicable, any of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time.

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

As used herein, a US Holder includes a holder of common shares who is a citizen or individual resident (as defined under US tax laws) of the United States; a company created or organized in or under the laws of the US or of any political subdivision thereof; an estate the income of which is taxable in the US irrespective of source; or a trust if (a) a court within the US is able to exercise primary supervision over the trust's administration and one or more US persons have the authority to control all of its substantial decisions or (b) the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a US person.  This summary does not address the US tax consequences to, and US Holders do not include, persons subject to specific provisions of federal income tax law, including, but not limited to, tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the US dollar, persons who hold common shares as part of a straddle, hedging or a conversion transaction, and persons who acquire their common shares as compensation for services.  This summary is limited to US Holders who own common shares as capital assets and who hold the common shares directly and not through an intermediary entity.

Distributions on Common Shares of the Company

Subject to the discussion below regarding "passive foreign investment companies" ("PFICs"), US Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income (for US Federal income tax purposes) the gross amount of such distributions, to the extent that the Company has current or accumulated earnings and profits, as determined under US Federal tax principals.  This inclusion is done without reduction for any Canadian income tax withheld from such distributions.

Any Canadian tax withheld generally may be credited (subject to certain limitations) against the US Holder's US Federal taxable income.  (See more detailed discussion at "Foreign Tax Credits" below.)  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the US Holder's adjusted basis in the common shares and thereafter as a gain from the sale or exchange of the common shares.  Dividends received by non-corporate US Holders may be subject to US federal income tax at lower rates (generally 15%) than other types of ordinary income in taxable years beginning before 2011 if certain conditions are met.  These conditions include the Company not being classified as a PFIC, it being a qualified foreign company, the US Holder's satisfaction of a holding period requirement, and the US Holder not treating the distribution as "investment income" for purposes of the investment interest deduction rules.  In the case of US Holders that are companies, such dividends generally will not be eligible for the dividends received deduction.

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

In addition, this limitation is calculated separately with respect to specific classes or "baskets" of income; foreign taxes assigned to a particular class of income generally cannot offset United States tax on income assigned to another class.  For tax years beginning after 2006, there are two classes of income, "passive category income" and "general category income" for United States foreign tax credit purposes.  For tax years of US Holders beginning after October 22, 2004, unused foreign tax can generally be carried back one year and forward ten years.

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

US Anti-Deferral Regimes - Passive Foreign Investment Company ("PFIC") Regime

The PFIC rules may apply to US Holders if the Company, or an entity directly or indirectly owned by the Company ("Related Entity"), derives 75% or more of its gross income from certain types of "passive income" (generally, interest, dividends, rents, royalties and the like), or if the average value during a taxable year of the Company or the Related Entity's "passive assets" (generally, assets that generate passive income) is 50% or more of the average value of all assets held by the Company or the Related Entity.  If the Company or a Related Entity is classified as a PFIC, a US Holder will be subject to increased tax liability in respect of gain recognized on the disposition of common shares or upon the receipt of certain distributions, unless the US Holder makes an election to be taxed currently on his, her or its pro rata portion of the Company's income and gain, whether or not such income or gain is distributed in the form of dividends or otherwise, and the Company provides certain annual statements which include the information necessary to determine inclusions and assure compliance with the PFIC rules.  As another alternative to the foregoing rules, a US Holder may make a mark-to-market election to include in income each year as ordinary income an amount equal to the increase in value of the Common shares for that year or to claim a deduction for any decrease in value (but only to the extent of previous mark-to-market gains).

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

H.  Documents on Display

Documents concerning the Company which are referred to in this Form 20-F may be inspected upon written request to the Corporate Administrator of the Company as follows:

World Ventures Inc.

102 Piper Crescent

Nanaimo, BC, Canada

V9T 3G3

The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, to the extent required of Canadian companies, files periodic reports and other information with the SEC.  All such reports and information may be read and copied at the public reference facilities listed below.  The Company intends to provide its shareholders reports containing audited year-end financial statements and a report thereon from its independent chartered accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

Statements made in this Form 20-F about the contents of contracts or other documents are not necessarily complete and the Company refers you to the copy of such contracts or other documents filed as exhibits to this Form 20-F.

The Company's SEC filings, and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street N.E., Washington, D.C., 20549.  Copies of these filings may be obtained from these offices after the payment of prescribed fees.  Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. These filings are also available on the Securities and Exchange Commission's website at www.sec.gov.ca

The Company is required to file reports and other information with Canadian provincial securities commissions. Interested parties are invited to read and copy any reports, statements or other information, other than confidential filings, that the Company with provincial securities commissions. These filings are also available electronically from the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") (http://www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system. The Company will provide its shareholders with proxy statements prepared according to Canadian law.  As a Canadian company, the Company is exempt from the Exchange Act rules prescribing the furnishing and content of proxy statements to shareholders and is also exempt from the short-swing profit recovery and disclosure regime of Section 16 of the Exchange Act. Copies of proxy statements may be obtained by providing requests to us at the following address: World Ventures Inc. 102 Piper Crescent, Nanaimo, BC, Canada, V9T 3G3.

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

ITEM 14  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

Internal Disclosure Controls and Procedures

The Company has evaluated the effectiveness of our disclosure controls and procedures and has concluded that they are sufficiently effective to provide assurance that material information relating to the Company and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal controls over financial reporting or in other factors that could significantly affect these controls during the year ended October 31, 2007, or subsequent to the evaluation date identified in connection with the evaluation thereof by the Company's management including the Chief Executive Officer and Acting Chief Financial Officer, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16  RESERVED BY THE SEC

ITEM 16A  AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of World Ventures Inc. does not have an "audit committee financial expert", as defined in Item 16A of Form 20-F and as defined by rules of the AMEX.

ITEM 16B  CODE OF CONDUCT

The Company has not yet adopted a written "code of ethics" that meets the new United States' Sarbanes-Oxley standards. The Board believes that its existing standards and procedures are adequate for its purposes.  The Company believes that its management structure and corporate culture effectively deter wrongdoing and promote honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, compliance with applicable governmental laws, rules and regulations, prompt internal reporting of unethical conduct and accountability for adherence to the conduct standards. The Company has a small number of employees and most of its officers are also directors, thus eliminating any split between the Company's management and the directors who are responsible to safeguard shareholder interests.  As a result, the Company believes that the activities of the Company's officers, employees and other agents can be easily monitored by its directors, thus eliminating the need for a formal written code of ethics.

ITEM 16C  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for each of the years indicated, the fees billed by World Ventures Inc.'s independent public accountants, and the percentage of the services that were approved by the Audit Committee.

	Year Ended October 31
	2007	2006
Audit Fees	$ 24,500	$ 15,000
Audit-related Fees	0	3,500
Tax Fees	-	-
All Other Fees	-	-
Total	$ 24,500	$ 18,500

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

ITEM 16E  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company, nor any affiliated purchaser of the Company, has purchased any of the Company's securities during 2007.

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

WORLD VENTURES INC.

(An Exploration Stage Company)

Consolidated Financial Statements

October 31, 2007 and 2006

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

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

The board of directors approves the financial statements and ensures that management discharges its financial responsibilities.  The board's review is accomplished principally through the audit committee.

The consolidated financial statements have been audited by Smythe Ratcliffe LLP, Chartered Accountants, on behalf of the shareholders and their report follows.

/s/ Stewart A. Jackson	/s/ Gary Van Norman
Stewart A. Jackson	Gary Van Norman
President and Chief Executive Officer	Vice President and Chief Financial Officer

Vancouver, British Columbia
March 17, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF WORLD VENTURES INC. (AN EXPLORATION STAGE COMPANY)

We have audited the consolidated balance sheets of World Ventures Inc. (an Exploration Stage Company) as at October 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years ended October 31, 2007, 2006 and 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended October 31, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

"Smythe Ratcliffe LLP" (signed)

Chartered Accountants

Vancouver, Canada

March 17, 2008

COMMENTS BY AUDITORS FOR U.S. READERS

ON CANADA - UNITED STATES OF AMERICA REPORTING DIFFERENCES

In the United States of America, reporting standards of the Public Company Accounting Oversight Board for auditors requires the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by matters such as that described in note 2 to the consolidated financial statements.  Our report to the shareholders dated March 17, 2008 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such an uncertainty in the auditors' report when the uncertainty is properly accounted for and adequately disclosed in the financial statements.

"Smythe Ratcliffe LLP" (signed)

Chartered Accountants

Vancouver, Canada

March 17, 2008

7th Floor, Marine Building	Fax: 604.688.4675
355 Burrard Street, Vancouver, BC	Telephone: 604.687.1231
Canada V6C 2G8	Web: SmytheRatcliffe.com

WORLD VENTURES INC.

(An Exploration Stage Company)

Consolidated Balance Sheets

October 31

	2007	2006

Assets (note 3)

Current
Cash	$126,338	$17,103
Accounts receivable	5,234	2,685

	131,572	19,788
Equipment (note 6)	1,026	1,282
Resource Properties (note 7)	432,010	324,719

	$564,608	$345,789

Liabilities

Current
Accounts payable and accrued liabilities (note 8)	$272,333	$274,511

Shareholders' Equity

Capital Stock (note 9(b))	7,975,093	7,605,093
Contributed Surplus (note 9(f))	494,523	323,053
Deficit	(8,177,341)	(7,856,868)

	292,275	71,278

	$564,608	$345,789

Going-Concern (note 2)

Subsequent Events (note 13)

Approved on behalf of the Board:

/s/ Stewart A. Jackson

........................................................................................  Director

Stewart A. Jackson

/s/ Gary Van Norman

........................................................................................  Director

Gary Van Norman

See notes to consolidated financial statements.

WORLD VENTURES INC.

(An Exploration Stage Company)

Consolidated Statements of Operations and Deficit

Years Ended October 31

	2007	2006	2005

Expenses
Stock-based compensation	$171,470	$0	$289,341
Accounting and administration	47,323	28,403	12,356
Travel and promotion	25,547	45,252	97,587
Office and sundry	21,882	7,513	11,148
Professional fees	19,973	37,436	15,768
Rent	12,000	12,000	12,000
Transfer agent fees, filing fees and printing	7,814	8,653	15,922
Interest and bank charges	5,668	8,025	6,505
Consulting and management fees	4,500	2,000	13,444
Telephone and fax	3,627	2,465	2,219
Vehicle and fuel	413	253	561
Expense recoveries	0	0	(9,406)
Amortization	256	320	524

Net Loss and Comprehensive Loss for the Year	(320,473)	(152,320)	(467,969)
Deficit, Beginning of Year	(7,856,868)	(7,704,548)	(7,236,579)

Deficit, End of Year	$(8,177,341)	$(7,856,868)	$(7,704,548)

Loss per Share	$(0.02)	$(0.01)	$(0.04)

Weighted Average Number of Common Shares Outstanding	15,992,182	14,616,609	12,857,086

See notes to consolidated financial statements.

WORLD VENTURES INC.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

Years Ended October 31

	2007	2006	2005

Operating Activities
Net loss	$(320,473)	$(152,320)	$(467,969)
Items not involving cash
Stock-based compensation	171,470	0	289,341
Write-down of equipment	0	492	0
Amortization	256	320	524

	(148,747)	(151,508)	(178,104)
Changes in non-cash working capital
Accounts receivable	(2,549)	1,655	(797)
Accounts payable and accrued liabilities	34,918	(27,021)	275,953

Cash Provided by (Used in) Operating Activities	(116,378)	(176,874)	(97,052)

Investing Activity
Expenditures on resource properties, net of recoveries	(107,291)	(60,414)	(108,328)

Financing Activity
Proceeds from private placements	332,904	250,000	0

Inflow (Outflow) of Cash	109,235	12,712	(11,276)
Cash, Beginning of Year	17,103	4,391	15,667

Cash, End of Year	$126,338	$17,103	$4,391

Supplemental Information for Investing and
Financing Activities
Warrants/options exercised as settlement of debt	$0	$0	$225,000
Shares issued for settlement of debt	$37,096	$67,720	$0

Supplemental Cash Flow Information
Interest paid	$540	$2,322	$625
Income taxes paid	$0	$0	$0

See notes to consolidated financial statements.

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2007, 2006 and 2005

1.

OPERATIONS

World Ventures Inc. (the "Company") was incorporated under the laws of the province of British Columbia, Canada.  It is an exploration stage company, whose principal business activities include the exploration of natural resource properties.  It has not been determined whether its properties contain ore reserves that are economically recoverable.  The Company has not earned revenues from its mineral properties.

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

The Company has incurred significant operating losses with an accumulated deficit of $8,177,341 (2006 - $7,856,868) and a working capital deficiency (an excess of current liabilities over current assets) of $140,761 (2006 - $254,723).  The Company's ability to continue as a going-concern is in substantial doubt and is dependent upon its ability to secure additional financing on a timely basis, receive cooperation from its creditors and achieve sufficient cash flows to cover obligations and expenses.  The outcome of these matters cannot be predicted at this time.  These financial statements do not give effect to any adjustments to the amounts and classifications of assets and liabilities, which might be necessary should the Company be unable to continue operations as a going-concern.

The Company currently has some long outstanding amounts owed to creditors which have gone to collection agencies.  The Company owes the British Columbia government for corporation capital tax (note 3), which has interest accruing on a monthly basis.  The repurchase of shares as mentioned in note 9(e) is still incomplete.

3.

CHARGE ON ASSETS

A charge has been placed over all the assets of the Company as security for unpaid British Columbia corporation capital tax amounting to approximately $97,000, including interest, as at October 31, 2007. This amount is included in accounts payable.

4.

SIGNIFICANT ACCOUNTING POLICIES

(a)

        Principles of consolidation

These financial statements include the accounts of the Company and its fully integrated wholly-owned subsidiary, World Ventures (Nevada) Inc.  All inter-company balances and transactions have been eliminated.

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2007, 2006 and 2005

4.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

    Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all figures are in Canadian dollars.  Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States of America.  The significant differences are set forth in note 12.

(c)

    Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the rates of amortization on equipment, the recovery of resource property interests, asset retirement obligations, the assumption used in the determination of fair valued stock-based compensation, the determination of the valuation allowance for future income tax assets, and accrued liabilities. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

(d)

    Equipment

Equipment is recorded at cost.

Amortization of machinery and equipment is calculated at 20% per annum using the declining-balance method.

(e)

    Resource properties

The Company capitalizes all costs related to investments in resource properties on a property-by-property basis.  Such costs include property acquisition costs and exploration and development expenditures, net of any recoveries.  Costs are deferred until such time as the extent of mineralization has been determined and resource property interests are either developed or the Company's mineral rights are allowed to lapse.  All deferred resource property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment.  When the carrying value of a property exceeds its net recoverable amount as estimated by quantifiable evidence of an economic geological resource or reserve, or the ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

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

Years Ended October 31, 2007, 2006 and 2005

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

            (f)                Asset retirement obligations

The Company has adopted the recommendations of the Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3110, Asset Retirement Obligations.  The Company has determined that it currently does not have such obligations; therefore, there is no effect on the consolidated financial statements.

            (g)               Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method of tax allocation, future tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences).  Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured.  The amount of future income tax assets recognized is limited to the amount of the benefit that is, more likely than not, to be realized.

            (h)               Stock-based compensation

The Company accounts for stock-based compensation using the fair value based method with respect to all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this method, stock-based payments are recorded as an expense over the vesting period or when the awards or rights are granted, with a corresponding increase to contributed surplus. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to capital stock.

            (i)                 Loss per share

Loss per share computations are based on the weighted average number of common shares outstanding during the year.  The Company uses the treasury stock method for calculating diluted earnings per share.  Diluted loss per share is not computed, as the effects of outstanding stock options and share purchase warrants is anti-dilutive.

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2007, 2006 and 2005

4.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)

Foreign currency transactions

The functional currency of the Company is the Canadian dollar.  Amounts recorded in foreign currency are translated into Canadian dollars as follows:

i.

Monetary assets and liabilities, at the rate of exchange in effect at the balance sheet date;

ii.

Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

iii.

Expenses, at the average rate of exchange for the year.

Gains and losses arising from the translation are included in net income (loss) for the period.

5.

FINANCIAL INSTRUMENTS

Effective November 1, 2006, the Company adopted a new standard, the CICA Handbook Section 3855, "Financial Instruments - Recognition and Measurement". Under the new standard, all financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and financial liabilities other than those held-for-trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.

Also adopted by the Company effective November 1, 2006 was CICA Handbook Section 1530, "Comprehensive Income". As a result of adopting these standards, a new category, Accumulated Other Comprehensive Income, is added to shareholder's equity on the consolidated balance sheets. Major components for this category include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in fair value of the effective portion of cash flow hedging amounts.

The adoption of the provisions of these new standards had no effect on the Company's consolidated financial statements.

(a)

Fair value

The carrying values of cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these financial instruments.

(b)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term nature of its monetary assets and liabilities; however, it is subject to interest rate risk to the extent of changes in the prescribed interest rate charged by the Minister of Finance (note 3).

(c)

Credit risk

The Company is not exposed to significant credit risk on its financial assets due to cash being placed with a major financial institution and amounts receivable due from the Government of Canada.

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2007, 2006 and 2005

5.

FINANCIAL INSTRUMENTS (Continued)

(d)

Currency risk

The Company is exposed to foreign currency fluctuations to the extent expenditures incurred by the Company are not denominated in Canadian dollars.  The Company has not entered into any foreign currency contracts to mitigate this risk.

(e)

Derivatives - mineral properties

The Company retains and/or has obligations related to certain carried interest rights and net smelter royalties, the value of which is derived from future events and commodity prices.  These rights are derivative instruments.  However, the mineral interests to which they relate are not sufficiently developed to reasonably determine value.

(f)

Other comprehensive income

The Company does not have other comprehensive income or accumulated other comprehensive income.

6.

EQUIPMENT

	2007
		Accumulated
	Cost	Amortization	Net

Machinery	$5,671	$4,957	$714
Equipment	967	655	312

	$6,638	$5,612	$1,026

	2006
		Accumulated
	Cost	Amortization	Net

Machinery	$5,671	$4,779	$892
Equipment	967	577	390

	$6,638	$5,356	$1,282

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2007, 2006 and 2005

7.  RESOURCE PROPERTIES

	Lapon	Guanacaste	Pan-Oro	Triton	Crystal Springs	Gladiator	Totals
	(note 7(a))	(note 7(b))	(note 7(c))	(note 7(d))	(note 7(e))	(note7(f))
Balance, October 31, 2005	$264,303	$1	$1	$0	$0	$0	$264,305
Legal	5,075	0	0	2,000	6,196	0	13,271
Lease and supplies	34,652	0	0	0	3,772	0	38,424
Travel	5,955	0	0	0	2,764	0	8,719
Net expenditures for the year	45,682		0	2,00	12,732	0	60,414

Balance, October 31, 2006	309,985	1	1	2,000	12,732	0	324,719
Insurance	5,344	0	0	0	0	0	5,344
Filing fees	0	0	0	2,172	0	0	2,172
Legal	0	0	(1)	0	0	8,630	8,629
Consulting	25,000	0	0	0	0	0	25,000
Lease and supplies	57,954	0	0	0	4,000	0	61,954
Travel	4,192	0	0	0	0	0	4,192
Net expenditures for the year	92,490	0	(1)	2,172	4,000	8,630	107,291

Balance, October 31, 2007	$402,475	$1	$0	$4,172	$16,732	$8,630	$432,010

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequent, ambiguous conveyance history characteristics of mineral interests.  The Company has investigated ownership of its mineral interests and to the best of its knowledge ownership of its interests are in good standing.

(a)

Lapon Canyon, Nevada, United States

In 2002, the Company entered into a lease purchase agreement to acquire the right to explore, develop and mine a property located in Mineral County, Nevada, USA (the "Property").  The initial lease term was five years and could be extended for an additional five years, and for as long thereafter as minerals are mined and produced from the Property.  Upon commencing production of valuable minerals from the Property, the Company will pay the lessor a royalty on production equal to 4% of net smelter returns ("NSR").

In January 2007, an Amendment Agreement Letter amended the term of the lease to automatically extend the lease for an additional five years to June 6, 2012.  The amended minimum royalty payment is US $4,500 per month from September 6, 2007 through the sixth day of each month thereafter (paid to March 2008).

The lessor also granted the Company the exclusive right and option to purchase the Property for US $1,250,000 or 50% of the unpaid balance at any time during the initial or extended terms of the lease.  Upon exercise of this option by the Company, the lessor will transfer the Property to the Company with a reserved royalty on production equal to a 0.5% NSR.

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2007, 2006 and 2005

7.

RESOURCE PROPERTIES (Continued)

(a)

Lapon Canyon, Nevada, United States (continued)

On July 31, 2005, the Company applied to the Regional Office of The Bureau of Land Management for permits to carry out its exploration program on the Lapon Canyon gold project. The Company received approval on September 16, 2005 and was required to post a reclamation bond in the amount of US $2,500. On March 27, 2006, the Company retained a consultant to oversee underground exploration and sampling activities. Additional work on this property is subject to availability of financing.

(b)

Guanacaste, Costa Rica

Pursuant to an option agreement dated October 23, 1995 and amended February 27, 1996 between the Company and Minera Oceanica S.A., the Company acquired an option for the mineral and surface rights in Concession 6622 situated in the Juntas de Abangares, District of Guanacaste, Costa Rica, subject to a 10% royalty in favour of Minera Oceanica S.A. on operating profits derived from the property, or US $100,000 per year, whichever is greater.  This royalty has been waived indefinitely until the commencement of production. Finder's fees of $22,500 have been included in the cost of resource properties. The Company wrote down the property ($395,496) during 2003 and is holding the rights for future use. There were no expenditures in 2007, 2006 or 2005 for this property.

(c)

Pan-Oro, Panama

During 1995, the Company entered into a letter of agreement with Grande Portage Resources Ltd. to enter into a joint venture agreement to develop mineral concessions in Panama.  The agreement has not yet been concluded and regulatory approval remains outstanding.  During 2001, the Company decided to write-down its investment in this property to a nominal carrying value.  The Company has a 90% ownership interest in Pan-Oro S.A., an inactive Panamanian corporation. As at October 31, 2007, the Company is not actively exploring this property and has written off the balance of the resource property. There were no expenditures in 2007, 2006 or 2005 for this property.

(d)

Triton, Ontario, Canada

The Company had written off the cost of its interest in this property in its 1997 fiscal year. During the 2004 fiscal year, the Company acquired an additional 50% interest for a total 100% interest in certain mineral claims located in MacMurchy Township of the Lardev Lake Mining Division, Ontario, subject to a 1% NSR payable to Teck Cominco Limited.

On November 14, 2004, the Company entered into a letter of intent with Starfire Minerals Inc. ("Starfire") to explore the Company's Triton property.  In accordance with the agreement, Starfire was to expend $500,000 over a period of five years to earn a 50% interest in the Triton property. In addition, the Company was to receive 200,000 common shares of Starfire upon finalization of the agreement.

Starfire informed the Company that they were actively exploring this property and that approximately 800 acres of mining claims have been added to the Triton property.  On July 18, 2005, Starfire relinquished its right to earn a 50% interest in the property. In November 2005, the Company retained Vision Exploration to carry out a survey on the Triton property to cover the assessment work obligations in the amount of $2,000. In late 2007, the Company conducted additional surface sampling of vein structures, largely for assessment work purposes to maintain the claims in good standing.

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2007, 2006 and 2005

7.

RESOURCE PROPERTIES (Continued)

(e)

Crystal Springs, Saskatchewan, Canada

In April 2006, the Company acquired over 57,000 acres (23,700 hectares) of mineral rights near Fort a la Corne, Saskatchewan, Canada, from Saskatchewan Mineral Claims and private mineral rights. Of the 57,000 acres, approximately 640 acres were private minerals rights.

The Company entered into a lease purchase agreement dated July 1, 2005 to acquire the right to explore, develop and mine a property located in the vicinity of Fort a la Corne, Saskatchewan, Canada ("Crystal Springs Property").   The initial lease term is ten years with the first payment of $2,000 upon execution of the agreement on March 31, 2006 and an annual sum of $4,000 for a total of $38,000. The Company has an option to purchase the Crystal Springs Property upon commercial development. Upon commencing mining operations on the Property, the Company will pay the vendors a royalty on production equal to 5% of net profits and $4,000 per annum. The Saskatchewan Mineral Claims require expenditures of $12 per hectare for years 2 to 10 to maintain mineral claims in good standing. Additional work on this property is subject to availability of financing.

(f)

Gladiator, Arizona, United States

On April 11, 2007, the Company entered into a letter of intent to purchase and acquire 100% of the issued and outstanding shares of Nor-Quest Arizona Inc., an Arizona corporation. Nor-Quest Arizona has title to 170 acres within the Prescott National Forest in the state of Arizona.

The letter of intent is exercisable until March 31, 2008 for consideration to be mutually agreed upon by the parties at a future date. During 2007, the Company expenditures total $8,630 for legal and property taxes.

(g)

Kootenay, British Columbia, Canada

In prior years the Company sold its 100% working interest in the Jersey-Emerald mineral claims located in the Nelson Mining Division, Kootenay, British Columbia, Canada ("Jersey-Emerald Property"). The Company retained a 1.5% NSR in the Jersey-Emerald Property.

8.

ACCOUNTS PAYABLE AND ACCRUED LIABILTIES

	2007	2006
Trade payables and accruals	$174,938	$183,704
Capital taxes payable (note 3)	96,687	90,807
Rent due to related parties	708	0
	$272,333	$274,511

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2007, 2006 and 2005

9.

CAPITAL STOCK

(a)    Authorized

50,000,000 common shares without par value

(b)    Issued

	Number
	of Shares	Amount
Balance, October 31, 2005	13,572,154	$7,287,373
Issue of common shares for cash	1,250,000	250,000
Issue of common shares for settlement of debt	284,000	67,720
Balance, October 31, 2006
Issue of common shares for cash	1,329,040	167,904
Issue of common shares for settlement of debt	370,960	37,096
Share subscriptions (825,000 common shares issued on November 28, 2007)	0	165,000
Balance, October 31, 2007	16,806,154	$7,975,093

In July 2007, the Company completed non-brokered private placements to issue 825,000 units at $0.20 per unit for proceeds of $165,000.  Each unit is comprised of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional common share at a price of $0.30 per share for a period of two years from the date of issue. The Company issued the units on November 28, 2007.

In February 2007, the Company completed non-brokered private placements and issued 580,000 units at $0.15 per unit for proceeds of $87,000.  Each unit is comprised of one common share and one share purchase warrant, each warrant entitles the holder to purchase one additional common share at a price of $0.30 per share for a period of two years from the date of issue. The Company issued the units on July 11, 2007.

In January 2007, the Company completed non-brokered private placements and issued 120,000 units at a purchase price of $0.15 per unit for proceeds of $18,000.  Each unit is comprised of one common share and one share purchase warrant, each warrant entitles the holder to purchase one additional common share at a price of $0.30 per share for a period of two years from the date of issue. The Company issued the units on July 11, 2007.

In respect to the above private placements totalling 1,525,000 units, if the Company's shares trade on the OTC B:B at a price greater than or equal to $0.50 per share at any time during the trading day for a period of ten consecutive trading days (the Premium Trading Days) the exercise period shall be shortened to a period of 14 calendar days commencing on that day that is the tenth Premium Trading Day.

On November 20, 2006, the Company completed a non-brokered private placement of 1,000,000 units at $0.10 per unit. Each unit is comprised of one common share and one common share purchase warrant exercisable for 24 months. The warrants are exercisable at $0.10 per share in the first year and at $0.15 in the second year.  Of the 1,000,000 common shares issued, 370,960 common shares were issued to settle a $37,096 debt incurred on behalf of the Company by an officer of the Company and 629,040 common shares were issued for proceeds of $62,904.  The Company issued the units on February 28, 2007

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2007, 2006 and 2005

9.

CAPITAL STOCK (Continued)

(b)

Issued (Continued)

On March 1, 2006, the Company negotiated a non-brokered private placement of 1,250,000 units at $0.20 per unit for proceeds of $250,000. Each unit is comprised of one common share and one common share purchase warrant exercisable for 24 months from closing. The warrants are exercisable at $0.25 per share in the first year and at $0.35 in the second year. The Company issued the units on May 12, 2006.

During 2006, the Company issued 200,000 common shares at a price of $0.20 per share to settle a $40,000 debt incurred on behalf of the Company by an officer of the Company, and issued 84,000 common shares at a price of $0.33 per share to settle a $27,720 court action.

(c)    Stock options

The following table summarizes the Company's stock option activity for the years ended October 31, 2007, 2006 and 2005:

			Weighted
		Exercise	Average
	Number	Price	Exercise
	of Options	Per Share	Price

Balance, outstanding and exercisable October 31, 2005 and 2006	800,000	$ 0.25	$ 0.25
Expired	(800,000)	$ 0.25	$ 0.25
Granted	1,300,000	$ 0.25	$ 0.25

Balance, outstanding and exercisable October 31, 2007	1,300,000	$ 0.25	$ 0.25

Stock options to directors and consultants outstanding and exercisable as at October 31, 2007 and 2006 were as follows:

	Exercise	Number of Options
Expiry Date	Price	2007	2006

March 31, 2007	$ 0.25	0	800,000
July 4, 2009	$ 0.25	1,300,000	0

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2007, 2006 and 2005

9.

CAPITAL STOCK (Continued)

(d)    Share purchase warrants

Share purchase warrants outstanding as at October 31, 2007 and 2006 were as follows:

	Expiry	Exercise	Number of Warrants
	Date	Price	2007	2006

Opening balance	February 28, 2009*	$0.35	1,250,000	1,250,000
Issued	November 19, 2009*	$0.15	1,000,000	0
Issued	July 11, 2009	$0.30	700,000	0
Issued	November 28, 2009	$0.30	825,000	0

Closing balance			3,775,000	1,250,000

*Term extended subsequent to October 31, 2007 (note 13).

(e)

Pursuant to a court judgment dated November 8, 2002, the Company was required to redeem 60,000 shares (300,000 shares prior to 1999 5:1 share consolidation) for $60,000 from a creditor. Interest was charged at 4% per annum.

As of October 31, 2007, the 60,000 shares have not been redeemed and have been reclassified to accounts payable.

(f)

Contributed surplus

Balance, November 1, 2004	$33,712
Stock-based compensation for 2005	289,341
Balance October 31, 2006 and 2005	323,053
Stock-based compensation	171,470
Balance October 31, 2007	$494,523

Fair value of options granted to directors and consultants using the Black-Scholes valuation model was calculated using the following weighted average assumptions:

	2007	2005
Expected life (years)	2	2
Interest rate	4.69%	2.97%
Annualized volatility	130%	113 - 160%
Dividend rate	0.00	0.00

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2007, 2006 and 2005

10.

RELATED PARTY TRANSACTIONS

(a)

Services were provided by directors or parties related to directors.  These services were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

(b)

Accounts receivable includes $2,542 (2006 - $665) due from a director.

(c)

Accounts payable includes $708 (2006 - $0) due to an individual related to the president of the Company and $1,847 (2006 - $0) due to an officer of the Company.

(d)

During 2007, a shareholder advanced $42,889 of which $37,096 (2006 - $233,838) was settled by the issuance of 370,960 common shares (2006 - 284,000 common shares for $67,720 of debt) of the Company.

(e)

Consulting fees in the amount of $3,500 (2006 - $2,000) were paid to an officer of the Company and are included in consulting fees expense.  Consulting fees in the amount of $25,000 (2006 - $nil) were paid to an officer of the Company and are included in resource properties.

11.

INCOME TAX LOSSES

Income tax provisions are determined as follows:

	2007	2006	2005

Income tax benefit computed at Canadian statutory rate	$(109,345)	$(51,972)	$(166,691)
Difference of amortization and capital cost allowance	87	109	187
Non-deductible interest expense	2,006	2,006	2,094
Loss on disposal of capital asset	0	168	0
Stock-based compensation	58,506	0	103,063
Unrecognized tax losses	48,746	49,689	61,347
Income tax provision	$0	$0	$0

Future income taxes reflect the tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The applicable tax rate to be expected is 28.7%.  The components of future income tax assets at October 31, 2007 and 2006 are as follows:

	2007	2006

Future income tax assets
Tax value over book value of resource properties	$838,489	$996,837
Tax value over book value of property and equipment	4,424	11,047
Non-capital loss carry-forwards	804,627	1,018,878
	1,647,540	2,026,762
Valuation allowance	(1,647,540)	(2,026,762)

Net future income tax assets	$0	$0

The valuation allowance reflects the Company's estimate that the tax assets more likely than not will not be realized.

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2007, 2006 and 2005

11.

INCOME TAX LOSSES (Continued)

The Company has estimated operating losses that may be carried forward to apply against future years' income for Canadian income tax purposes.  These losses expire as follows:

Available to	Amount

2008	$281,100
2009	1,885,000
2010	47,600
2011	112,000
2015	172,200
2026	162,800
2027	142,900

$1,885,000

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

(a)

Recent accounting pronouncements:

(i)

          Statements of Financial Accounting Standards ("SFAS") 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and Financial Accounting Standards Board ("FASB") 3, Reporting Accounting Changes in Interim Financial Statements. Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a "restatement." The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. There is no impact on the Company's consolidated financial statements.

(ii)

          SFAS 157, Fair Value Measurements. The provisions of this standard are to provide guidance for using fair value to measure assets and liabilities. The standard clarifies methods for measuring items not actively traded and the principles that fair value should be based upon when pricing an asset or liability. The provisions of Statement 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year. There is no impact on the Company's consolidated financial statements.

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2007, 2006 and 2005

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

(a)

Recently issued US accounting pronouncements (Continued)

(iii)

          On July 13, 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109.  Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return.  Additionally, Interpretation 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  Interpretation 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted.  There is no impact on the Company's consolidated financial statements.

(iv)

          In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - an Amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Adoption is required for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of the fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS 157. There is no impact on the Company's consolidated financial statements.

(v)

          In September 2006, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin 108 ("SAB 108"). The interpretations in this bulletin express the staff's views regarding the process of quantifying financial statement misstatements and are being issued to address diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build-up of improper amounts on the balance sheet. There is no impact on the Company's consolidated financial statements.

(b)

Exploration expenditures

Under Canadian GAAP, acquisition costs of resource properties and exploration expenditures are capitalized (note 4(e)).  Under US GAAP, exploration costs are expensed as incurred.

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2007, 2006 and 2005

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

(c)

Reconciliation of total assets, liabilities and shareholders' equity (deficit):

		2007	2006

Total assets per Canadian GAAP		$564,608	$345,789
Resource property costs		(432,010)	(324,719)
Total assets per US GAAP	$		$21,070

Total liabilities per Canadian GAAP		$272,333	$274,511
Adjustments to US GAAP		0	0
Total liabilities per US GAAP		272,333	274,511

Shareholders' equity per Canadian GAAP		292,275	71,278
Resource property costs		(432,010)	(324,719)

Shareholders' deficit per US GAAP		(139,735)	(253,441)

Liabilities and shareholders' deficit per US GAAP		$132,598	$21,070

(d)

Reconciliation of loss reported in accordance with Canadian and US GAAP:

	2007	2006	2005

Net loss per Canadian GAAP	$(320,473)	$(152,320)	$(467,969)
Adjustments to net loss
Write-off of exploration expenditures	(107,291)	(60,414)	(108,328)

Net loss per US GAAP	$(427,764)	$(212,734)	$(576,297)

Loss per common share

Canadian GAAP - Basic and diluted	$ (0.02)	$ (0.01)	$ (0.04)

US GAAP - Basic and diluted	$ (0.03)	$ (0.01)	$ (0.04)

Weighted average number of
shares outstanding	15,992,182	14,616,609	12,857,086

Weighted average number of shares outstanding does not include the 60,000 shares to be redeemed in accordance with the court judgment (note 9(e)).

WORLD VENTURES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Years Ended October 31, 2007, 2006 and 2005

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

(a)

    Comprehensive loss

	2007	2006	2005

Net loss per US GAAP	$(427,764)	$(212,734)	$(576,297)
Other comprehensive income (loss)	0	0	0

Comprehensive loss per US GAAP	$(427,764)	$(212,734)	$(576,297)

(f)

Reconciliation of cash flows in accordance with US GAAP

	2007	2006	2005

Net loss per US GAAP	$(427,764)	$(212,734)	$(576,297)
Adjustments to net income (loss)
Stock-based compensation	171,470	0	289,341
Amortization	256	320	524
Write-down of equipment	0	492	0
Net changes in non-cash working capital	32,369	(25,366)	275,156
Proceeds from share issuances	332,904	250,000	0

Inflow (outflow) of cash per US GAAP	$109,235	$12,712	$(11,276)

13.

SUBSEQUENT EVENTS

(a)

On February 18, 2008, the Company granted 250,000 stock options to a director at an exercise price of $0.25 per share and expiry date of February 17, 2013.

(b)

On February 19, 2008, the Company extended the expiry date on the 1,250,000 warrants issued on March 1, 2006 to February 28, 2009.

(c)

On February 19, 2008, the Company extended the expiry date of the 1,000,000 warrants units issued on November 20, 2006 to November 19, 2009.

(d)

On February 26, 2008, the Company completed a non-brokered private placement of 561,733 units at a purchase price of $0.09 per unit for proceeds of $50,556. Each unit is comprised of one common share and one share purchase warrant exercisable for 24 months from closing. Each warrant entitles the holder to purchase one additional common share at a price of $0.15 per share for a period of two years from the date of issue. The Company issued the units on February 27, 2008.

SIGNATURES

Pursuant to the requirements of the Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing a Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

WORLD VENTURES INC.

By: /s/ Stewart Jackson

Stewart Jackson

President (Chief Executive Officer)

By: /s/ Gary Van Norman

Gary Van Norman

Vice President (Chief Financial Officer)

Date: April 23, 2008