Form 20-F/A
period 2007-10-31
WORLD VENTURES INC
filed 2009-03-17
CIK 861398

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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
Yes ☐ No ☒

If this report is an annual report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of Exchange Act. (Check one)
Large accelerated filer ☐   Accelerated filer ☐       Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☒ Item 18 ☐

 If this is an annual report, indicate by check mark whether the registrant is a shell Company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

The Issuer’s Common Stock is quoted on the OTC Bulletin Board – Symbol WVNTF:OB

Currencies:                       Monetary amounts in this Form 20-F are stated in Canadian dollars (Cdn $) except where specifically stated otherwise

THIS SUBMISSION SHOULD BE CONSIDERED IN CONJUNCTION WITH PREVIOUSLY FILED FORMS 20-F AND 6-K.  THE AUDITED FINANCIAL STATEMENTS AND NOTES THERETO ATTACHED ARE AN INTEGRAL PART OF THIS SUBMISSION.

EXPLANATORY NOTE

This Amendment No. 1 on Form -20F/A to our Annual Report on Form 20-F for the fiscal year ended October 31, 2007, filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 6, 2008 (the “Original Report”) is being filed for the purpose of  amending Item 3,  and Item 4 . This Annual Report includes expanded discussion of risk factors and revised disclosures of our resource properties. See “Item 3 – Key Information – 3.D Risk Factors” and “Item 4 -  Information On World Ventures Inc. -Business Overview” for other risk factors that may affect our future financial performance. Other than for the purpose of amending Item 3 and 4 therewith, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the 20-F filed on May 6, 2008. This Amendment does not reflect any events occurring after the filing of the Original Report (filed on May 6, 2008) and does not modify or update the disclosures therein in any way other than as require to reflect the amendments described as noted. This Form 20-F/A (Amendment No. 1) makes no changes to the financial statements for the registrant.

GLOSSARY & ABBREVIATIONS

Certain terms and their usage used throughout this Form 20-F are defined below.

Adit Level	The horizontal mine entry opening to allow mining activity to go underground, generally going into the side of a hill or mountain.
Assay or Fire Assay	A high-temperature process involving the melting of a rock to determine its precious and base metal content.
Assessment Work	Annual work requirement necessary to hold a mineral claim for the ensuing year.
Basement	The part of the Earth's crust that occurs beneath a cover of sedimentary rocks.
Company	World Ventures Inc, its predecessors and subsidiaries.
Consultants	Persons retained to advise other persons or companies in the field of their expertise. Consultants act independently and are not employees.
Diamond Kimberlite Pipes	Diamond bearing kimberlite pipes.
Downdip	Down the plane of a surface of structure at an angle perpendicular to strike.
Drill Testing	Sampling of a unit, zone, or bed by taking samples from subsurface by means of a drill.
Electromagnetic Survey (E-M Survey)	A method of measuring conductivity and resistivity variations of the Earth’s surface by passing electricity through the ground measuring changes of electric fields produced.
Exploration Program	Work conducted directed toward discovery of a mineral commodity including geological, geochemical and geophysical mapping surface sampling, drill sampling and determination of mineral content.
Extraction	A chemical or physical process by which a metal or mineral is separated and removed from a host rock.
Fault	A discrete surface separating two rock masses which have moved past one another.
Geological Mapping	Recording on paper of the real expression of rock types and their altitudes.
Geophysical Anomalies	Variations in physical parameters of the Earth that display differences from background or “normal” levels.
Geophysical Exploration	Exploration for mineral deposits utilizing instruments that measure variations in the Earths physical properties.
Gold-Bearing Structures	Features within rock units or layers that carry gold and are frequently planar or linear controlled by faults, shears or contacts.
Grade	The relative quantity of ore-mineral content in a mineralized body, e.g. grams of gold per t of rock or percent of copper.
Ground Magnetometer	An instrument used at ground or close to ground level to measure the intensity of the Earths’ magnetic field and variations of the field in time and space.
Kimberlite Pipes	“Carrot – shaped” pipes created when kimberlitic (iron-magnesium-rich) rocks are injected up through the Earths’ crust, occasionally contain economic concentrations of diamonds.
Magnetic Survey	A measure of the variations in the Earths magnetic field over a specific area.
Mineral Claims	Lands held by claiming or staking for mineral discovery and exploration under claiming regulations of the government unit (country, state, province), which holds the lands.
Mineral Lease –Saskatchewan	A metallic and industrial mineral lease issued by the Province of Saskatchewan or property owners’ that conveys the right to develop and produce metallic and industrial minerals.
Mineral	A naturally occurring homogeneous substance having fixed physical properties and chemical composition and a defined crystal form.
Mineral Reserve	That part of a mineral deposit, that could be economically and legally extracted or produced at the time of the reserve determination.

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

A.           Selected financial data

The following selected consolidated financial data for the years ended October 31, 2007, 2006, 2005, 2004, and 2003 are derived from the audited financial statements for the periods indicated and should be read in conjunction therewith. The following selected financial information concerning the Company is presented in Canadian currency in accordance with U.S. generally accepted accounting principles (GAAP) as reconciled from the Company's financial statements, which are presented in accordance with Canadian generally accepted accounting principles (GAAP). A discussion of differences between Canadian GAAP and U.S. GAAP is contained within Note 12 to the audited consolidated financial statements. This information should be read in conjunction with Item 5 – “Operating and Financial Review and Prospects” and the consolidated financial statements included in Item 17.

FIVE-YEAR COMPARATIVE SUMMARY OF CONSOLIDATED SELECTED FINANCIAL DATA

US GAAP	2007	2006	2005	2004	2003
Revenue	$0	$0	$0	$0	$0
Costs and Expenses	(427,764)	(212,734)	(585,703)	(210,514)	(131,588)
Write Down of Debts	0	0	0	0	721,772
Expense recovery	0	0	9,406	0	0
Write Down of Equipment	0	0	0	0	0
Net Income (Loss)	(427,764)	(212,734)	(576,297)	(210,514)	590,184
Net Income (Loss) Per Share	(0.03)	(0.01)	(0.04)	(0.02)	0.06

FIVE-YEAR COMPARATIVE SUMMARY OF CONSOLIDATED SELECTED FINANCIAL DATA

	2007	2006	2005	2004	2003
Total Assets	132,598	21,070	10,825	21,828	34,811
Total Liabilities	272,333	274,511	369,252	318,299	328,268
Capital Stock	7,975,093	7,605,093	7,287,373	7,062,373	6,912,373
Contributed Surplus	494,523	323,053	323,053	0	0
Accumulated Deficit	(8,609,351)	(8,181,587)	(7,968,853)	(7,358,844)	(7,148,330)
Working Capital (-Deficit)	(140,761)	(254,723)	(306,521)	(299,089)	(296,729)
Shareholder’s Equity	(139,735)	(253,441)	(358,427)	(296,471)	(293,457)
Cash Dividends per Share	0	0	0	0	0
Capital Stock Outstanding	16,806,154	15,106,154	13,572,154	12,072,154	10,782,154

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

D.           Risk Factors

World Ventures Inc. is an Exploration Stage Company

There are certain risk factors that could have material affects that are un-quantifiable at present due to the nature of the Company’s industry and other considerations including, without limitations as follows:

•
Exploration Development - mineral exploration involves a high degree of risk and few properties result in successful production. Even when a prospect is discovered and designated, the probability of an individual prospect ever having proven reserves is extremely remote.  In all probability the properties described herein may not contain any reserves and funds spent on exploration may not find any reserves.  Even if the Company completes anticipated exploration programs and is successful in identifying a mineral deposit, substantial additional funds will need to be expended on further drilling and engineering studies before it can be ascertained whether there is a commercially viable mineral deposit on the property;

•
Operating Risk  – all properties in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally associated with exploration and development any of which could result in damage to property, and possible environmental damage;

•
Commodity Prices – the price of the Company’s shares, its financial results, and exploration activities have been or may in the future be, adversely affected by declines in the price of mineral commodity prices;

•	Foreign Operation Risk – properties in Costa Rica and Panama are affected by changes in regulation of shift in the political attitudes, which are beyond the control of the Company;

•
Financing and Acquisition – exploration activities require substantial additional financing. Failure to obtain financing results in delayed or postponed exploration and/or acquisition of resource properties;

•
Environmental – all phases of the Company’s exploration are subject to environmental regulation in the various jurisdictions of these resource properties. There are no assurances that future changes in environmental regulation will not adversely affect the Company;

•	Competition – the mining industry is intensely competitive industry, and the Company competes with numerous companies that have greater financial resources and technical facilities available.

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

World Ventures Inc.’s head office is located at 102 Piper Crescent, Nanaimo, British Columbia, Canada, V9T 3G3, Telephone: (250) 756-0291. The Company’s registered office is located at Suite 1600 – 609 Granville Street, Vancouver, British Columbia, Canada.

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

B.           Business Overview

World Ventures Inc., remains in the exploration stage. The Company is not presently engaged in extracting minerals from any of its properties and has not generated any revenues to date.  Our focus for the last four years has been on their principal resource properties; Lapon Canyon Property, located in Mineral County Nevada, near Reno Nevada, United States; Triton Property located in the McMurchy Township, Shining Tree Mining District, Ontario, Canada; and Crystal Springs Property, located in Central Saskatchewan, Canada.

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

RESOURCE PROPERTIES

Triton Property, MacMurchy Township, Shining Tree Mining District, Ontario, Canada
Potential Mineral Commodity: Gold

This property is located in MacMurchy Township, Larder Lake, Mining District, Ontario, Canada shown on Figures 1, 2,and 3. The property consists of five unpatented mining claims as shown below totaling approximately 200 acres.

Claim Number	Expiration Date

L452375	June 1, 2009
L504544	June 1, 2009
L504574	June 1, 2009
L504578	June 1, 2009
L504579	June 1, 2009

The Property is in the exploration stage.  There are no known mineral resources on the property.  There are no immediate planned exploration programs for the Property.  Work requirements of $200 per claim per year are required to maintain the Property in good standing. Anticipated work on the Property will be funded by either capital raised by equity funding or joint venture partnership funding. Access to the Property is by light-truck on unimproved logging roads. Water is available on the Property. Power for any operations would be provided by portable equipment as the Property is remote from power lines.

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

The Property is underlain by Precambrian-aged metavolcanic which contains occurrences of quartz veins containing gold values as reported in historical reports. A prospect shaft to 110 feet in depth with 145 feet of lateral workings is described in old Company reports. Gold assay values reported are historical in nature and cannot be relied upon.  Drilling conducted by Teck-Cominco in 1985-1988 is reported to have intersected gold values but this information is historical in nature and cannot be relied upon.  It is anticipated that future confirmation exploration work will be conducted under NI 43-101 guidelines. Expenditures for 2007 total $2,192 and 2006 total $2,000. There were no expenditures by the Company for this property in 2005 or 2004.

FIGURE 1

LOCATION MAP – TRITON PROPERTY
Near Timmins, MacMurchy Township, Shinning Tree District, Ontario

Ontario

FIGURE 2

LOCATION MAP – TRITON PROPERTY
Shinning Tree District

COCHRANE
49°
82°
81°
80°
49°
ONTARIO
QUEBEC
11
101
TIMMINS
KIRKLAND LAKE
144
48°
48°
MATACHEWAN
TRITON PROPERTY
ELK LAKE
SHININGTREE
560
GOWGANDA
HAILEYBURY
TEMAGAMI
47°
47°
144
11
SUDBURY
17
NORTH BAY
17
Lake Nipissing
69
80°
46°
82°
81°
GREATER TEMAGAMI MINES LTD
TRITON PROPERTY
of
World Ventures Inc.
MacMurchy Twp., Ontario
LOCATION MAP
0 20 40 60 80 km
0 25 50 miles

FIGURE 3

CLAIMS MAP – TRITON PROPERTY
MacMurchy Township

Triton Property
GRAVEL PIT 217
Montreal R.
Wasopika
Sulphide Cr.
Knox
Violet
Gar L.
Pot Lake
Cub Lake
Boomerang L.
West
Ribble Lake
47°35'
5M
4M
3M

Ref: ODM Claim Map M-842
1" = ½ Mile N.T.S. 41-P-11

Triton Property

Macmurchy Twp., Ontario

CLAIM MAP

Crystal Springs Property, Central Saskatchewan, Canada
Potential Mineral Commodities: Diamonds, Gold, Copper and Iron

The Company acquired mineral rights covering 540 acres, Section 21, Township 44, Range 20, West of the Second Meridian, near Crystal Springs area, near Fort a la Corne, Saskatchewan, Canada as shown on Figure 4. This tract of land is prospective for diamonds, gold, copper and iron, is held as private land mineral rights. The Company also held Saskatchewan Mineral Claims covering 57,000 acres (23,700 hectares) that were filed in July 2005, but they are no longer held.

This land holding as shown in Figure 4 lies to the south of a regional diamond exploration play in the vicinity of Fort a la Corne. Diamond exploration began in the late 1980’s and has accelerated recently. Numerous diamondiferous kimberlite pipes have been discovered with the Star Kimberlite being the most prominent, currently undergoing underground testing by Shore Gold Inc.

The Company’s land position was acquired based on results of a preliminary investigation carried out in the area by the Company in 1995 and 1996. The exploration targets are of two conceptual types; one being the kimberlite pipes that may be present, cutting vertically across flat lying sedimentary rocks overlying an older Precambrian basement assemblage: the other being postulated gold-copper bearing iron formations in the underlying Precambrian basement, as suggested by an airborne magnetic survey conducted by the Company in 1995.

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

The Company has an option to purchase the 640-acre Crystal Springs Property upon commercial development. Upon commencing mining operations on the Property, the Company will pay Lanctots a production royalty equal to 5% of net profits and $4,000 per annum. Expenditures for 2007 were $4,000 and in 2006 total $12,732. There were no expenditures for this property in 2005 or 2004.  The Saskatchewan Mineral Claims require the expenditure of $12 per hectare for years starting 2-10 to maintain Mineral Claims in good standing. As no work was completed or filed on these claims they have lapsed. There are no known mineral resources on the property.  There are no current plans to conduct exploration programs for the Property. Any work to be conducted on this Property will be subjected to the raising of funds by equity funding or joint venture partnership funding. Any work to be conducted on the Property will be carried out under the NI 43 – 101 guidelines.

FIGURE 4

LOCATION MAP – CRYSTAL SPRINGS PROPERTY
Near Melfort, Section 21, Township 44 Range 20, West of the Second Meridian

SASKATCHEWAN

Crystal Springs

NORTHWEST TERRITORIES / TERRITOIRES DU NORD-OUEST
LEGEND / LÉGENDE
Provincial capital / Capitale provinciale
Other populated places / Autres lieux habités
Trans-Canada Highway / La Transcanadienne
Major road / Route principale
International boundary / Frontière internationale
Provincial boundary / Limite provinciale
Scale / Échelle
75 0 75 150 225
km km
N
CANADA
ALBERTA
MANITOBA
SASKATCHEWAN
L Athabasca
Fond-du-Lac
Stony Rapids
Wollaston Lake
Cree L
Reindeer L
La Loche
Southend Reindeer
Buffalo Narrows
R Churchill
Sandy Bay
Pinehouse Lake
Pelican Narrows
R
Île-à-la-Crosse
La Ronge
Deschambault Lake
Meadow Lake
Montreal Lake
R
Cumberland House
Saskatchewan
Lloydminster
North R
Prince Albert
R Saskatchewan
Nipawin
Hudson Bay
North Battleford
Saskatchewan R
Nord
Melfort
Tisdale
Rostbern
Unity
Saskatchewan
Saskatchewan
Humboldt
Kerrobert
Biggar
Saskatoon
Wadena
Lanigan
Wynyard
Canora
Kindersley
Rosetown
Sud R
Watrous
Kamsack
Outlook
Davidson
L Diefenbaker
Eston
Yorkton
South R
Saskatchewan
Fort Qu'Appelle
Melville
Leader
Saskatchewan
Esterhazy
Indian Head
Gull Lake
Swift Current
Moose Jaw
Regina
Moosomin
Maple Creek
Gravelbourg
Griffin
Carlyle
Shaunavon
Assiniboia
Weyburn
Carnduff
Estevan
UNITED STATES OF AMERICA
ÉTATS-UNIS D'AMÉRIQUE

© 2001. Her Majesty the Queen in Right of Canada, Natural Resources Canada.
Sa Majesté la Reine du chef du Canada, Ressources naturelles Canada.

Kootenay Property, near Salmo, British Columbia, Canada
Potential Mineral Commodities: Molybdenum, Tungsten, Lead, Zinc, Gold, Silver and Copper

The Jersey-EmeraId Property in the Nelson Mining Division, Kootenay Region of British Columbia, Canada is a former producer of lead-zinc and tungsten.  The Company retained a 1.5% net smelter return royalty when it sold the property some years ago during a period of depressed metal prices.  Since 1995 Sultan Minerals Inc. (“Sultan”) of Vancouver, British Columbia, Canada, the current owner of the property, has conducted exploration on the molybdenum, tungsten, lead and zinc potential of the property.   The Company makes no expenditures for exploration on the Property but does pay taxes on two retained surface lots in the area totalling $237 per year.

Sultan has released a series of updates on the status of the molybdenum, tungsten, and lead-zinc evaluation programs. An estimate for resources for each of molybdenum and tungsten has been prepared for the modest tonnage higher-grade portions of the deposits.  Additional evaluation continues of the potential for much larger bulk tonnages of tungsten, molybdenum and gold.  Sultan is also in the process of reviewing the resource potential of the lead and zinc mineralization remaining in and adjacent to the mine workings from previous production episodes.   The Property is accessed by paved highway and improved roads. Power and water are available on site.

In a scoping study by Wardrop Engineering Inc. on May, 2007 the resources are as stated below and filed on SEDAR by Sultan Minerals Inc.

Table 1.1 Total WO3 Resource for Jersey Project

Classification	Cutoff	Tons>Cutoff	WO3%	Pounds of WO3
Measured	0.15	1,200,000	0.379	9,096,000
Indicated	0.15	1,310,000	0.365	9,563,000
Measured Plus Indicated	0.15	2,510,000	0.372	18,674,000
Inferred	0.15	1,210,000	0.397	9,607,000

Table 1.2 Total Mo Resources for Dodger for Dodger 4200 Zone

Mo Cutoff	Tons>Cutoff (tons)	Grade > Cutoff
		Mo (%)	Pounds Mo
Indicated Resource
0.05	28,000	0.098	54,880
Inferred Resource
0.05	481,000	0.103	990,860

The Company monitors the exploration activity on the Property to track the potential values of the retained royalty interest.

Lapon Canyon Property, Mineral County Nevada, near Reno Nevada, United States
Potential Mineral Commodities: Gold and Silver

The property as shown on Figures 5, 6, and 7 covers a gold-bearing complex vein structure that has had minor historical production from two mine adit levels with additional exploration on a third adit level. There are no known mineral resources on this Property. The Company entered into a Lease Purchase Agreement dated June 6, 2002 with Mr. Donald B. Potts ("Potts") to acquire the right to explore, develop and mine the property located in Mineral County, Nevada, USA (the "Property"). The initial lease term is five years but can be extended for an additional five years, and for so long thereafter as minerals are mined and produced from the Property. Upon commencing production of valuable minerals from the property, the Company shall pay Potts a royalty on production equal to 4% of net smelter returns.

Pursuant to a Letter Agreement with Potts dated May 2, 2002, the Company has paid to Potts the sum of $US 11,000 which included the royalty payment due on June 6, 2002. Subsequent to the Company’s October 31, 2006 year-end, the Company and Potts amended the Lease Purchase Agreement with an Amendment Agreement Letter dated January 16, 2007.
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
(paid to February 2009)

Potts granted the Company the exclusive right and option to purchase the Property for US$ 1,250,000 or 50% of the unpaid balance at any time during the initial or extended terms of the lease. Upon exercise of this option by the Company, Potts shall transfer the property to the Company with a reserved royalty on production equal to 0.5% of net smelter returns.

The Lapon Canyon Property located in Mineral County, Nevada, USA consists of the following claims totaling approximately 1,000 acres:

TABLE 1
SLEEPER CLAIM GROUP

CLAIMS	BLM SERIAL No.	LOCATION DATE
Sleeper 1-3	699414 – 416	Feb 16, 1994
Sleeper 4-10	699417 – 423	Feb. 26, 1994
Sleeper 11-12	699424 – 424	Mar. 3, 1994
Sleeper 13-14	708229 – 230	Sep. 9, 1994
Sleeper 15	708231	Sep. 14, 1994
Sleeper 16-18	708232 – 234	Sep. 9, 1994
Sleeper 19	708235	Sep. 9, 1994

The Property is accessed by truck from an improved county road along two miles of unimproved access road.  Water is available on site.  Power is accessible within ten (10) miles.

J. H. Montgomery, Ph.D., P. Eng. and N. Barr, B. Sc., the Company’s Consultants recommend that a US$ 1 million dollar exploration program be carried out on the Company’s Lapon Canyon gold project. On July 31st, 2004 the Company applied to the Regional Office of The Bureau of Land Management for permits to carry out its exploration program and received approval for the permits on September 16th, 2004. The Company is required to post a reclamation bond in the amount of $2,500 US and will have to apply for renewal of the earlier permits.

Expenditures to date on the property total $402,475 ($92,490 for 2007) including lease obligations, preliminary and on-going evaluation costs, and the costs of an independent NI 43-101report. This Property is in the exploration stage. There is no exploration planned for the immediate future. Any work to be conducted on the Property will be achieved utilizing equity funding or joint venture partner funding. Additional work is subject to availability of financing.

FIGURE 5

LOCATION MAP – LAPON CANYON PROPERTY
Near Reno, Mount Grant Mining District, Mineral County, Nevada

NEVADA

Lapon Canyon

FIGURE 6

LOCATION MAP – LAPON CANYON PROPERTY
 Mineral County, Nevada

SLEEPER PROJECT
MINERAL

WORLD VENTURES LTD.

SLEEPER PROJECT

LOCATION MAP
MINERAL CTY.

MONTGOMERY CONSULTANTS LTD.	FIGURE 5-3
DATE: JANUARY 15TH, 2004	PROJECT No. [illegible]

FIGURE 7

CLAIMS MAP – LAPON CANYON PROPERTY
 Mineral County, Nevada

SLEEPER GROUP
21
22
SCALE
2 miles

WORLD VENTURES LTD.	
SLEEPER PROJECT	
CLAIM MAP SLEEPER GROUP.	
MONTGOMERY CONSULTANTS LTD	FIGURE 5-4
DATE: JANUARY 15TH, 2004	PROJECT No. 04WH

Gladiator, Arizona, United States

The Company entered into an option agreement on January 14, 2000 with Curitiba S.A., a Costa Rican corporation, to acquire 100% of the issued and outstanding shares of Nor-Quest Arizona Inc., an Arizona corporation. Nor-Quest Arizona Inc. has title to 170 acres within the Prescott National Forest in the State of Arizona. The option expired January 14, 2002; however, as part of the original agreement, the Company agreed to pay any property tax balance outstanding during the option period. During 2004, the Company paid the outstanding arrears taxes of $5,549 relating to the option period.  There were no expenditures by the Company for this property in 2006 or 2005. The Company entered into a letter of intent to purchase the outstanding and issued common shares of Nor-Quest Arizona Inc. on April 11, 2007, the letter is exercisable until March 31, 2009 . The Company incurred costs of $8,630 for the 2007 fiscal year. There is no planned exploration for this Property.

Guanacaste, Costa Rica

Pursuant to an option agreement dated October 23, 1995 and amended February 27, 1996 between the Company and Minera Oceanica S.A., the Company acquired an option for the mineral and surface rights in Concession 6622 situated in the Juntas de Abangares, District of Guanacaste, Costa Rica, subject to a 10% royalty in favour of Minera Oceanica S.A. on operating profits derived from the property, or US $100,000 per year, whichever is greater.  This royalty has been waived indefinitely until the commencement of production. Finder’s fees of $22,500 have been included in the cost of resource properties. The Company wrote down the property ($395,496) during 2003 and as at October 31, 2007 the Company is holding the rights for future use. There were no expenditures by the Company for this property in 2007, 2006 or 2005. The Company monitors mineral exploration in Costa Rica. There is no known mineral resource on this Property.   The Company has no planned exploration for this property.  The Property is not a material Property.  The Company plans to review the climate for mineral exploration in Costa Rica and subject to financing may initiate activity there.

Pan-Oro, Panama

During 1995, the Company entered into a letter of agreement with Grande Portage Resources Ltd. to enter into a joint venture agreement to develop mineral concessions in Panama.  The agreement has not yet been concluded and regulatory approval remains outstanding.  During 2001, the Company decided to write-down its investment in this property to a nominal carrying value.   The Company retained the right to resume exploration on this property.   The Company has a 90% ownership interest in Pan-Oro S.A., an inactive Panamanian corporation. As at October 31, 2007, the Company is not actively conducting exploration in Panama. There were no expenditures by the Company for this property in 2007, 2006 or 2005. The Company abandoned its rights in Panama during the fiscal year and has written off the carrying value of the investment. This Property is not a material Property, however the Company monitors activity in Panama and may renew activity in that area.

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

Resource Properties

World Ventures Inc.’s resource properties are located in Lapon Canyon Property, located in Mineral County Nevada, near Reno Nevada, United States; Triton Property located in the McMurchy Township, Shining Tree Mining District, Ontario, Canada; and Crystal Springs Property, located in Central Saskatchewan, Canada. This information should be read in conjunction with Item 4B “Resource Properties” and the consolidated financial statements included in Item 17.

Mineral Permits and Leases

World Ventures Inc. holds mineral claims conveying the right to explore for metallic and industrial minerals issued by the Nevada Regional Office of the Bureau of Land Management for the Lapon Canyon Nevada Property; by the Ontario Natural Resources Department for the Triton Ontario Property; and a private mineral lease for the Crystal Springs Saskatchewan Property. This information should be read in conjunction with Item 4B “Resource Properties” and the consolidated financial statements included in Item 17.

World Ventures Inc. also holds mineral claims issued by Ontario Natural Resources Department for the Triton Ontario Property required too maintain annual assessment work on the mineral claims totaling $2,000, no expiration date.

ITEM 4A                      UNRESOLVED STAFF COMMENTS

This item is not applicable

ITEM 5                      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

This discussion date April 23, 2008 is intended to assist readers with a better understanding and evaluation World Ventures Inc.’s (“WVI” or the “Company”) history, business environment, strategies, performance and risk factors as well as the financial condition and operations for the fourth quarter and year ended October 31, 2007. The following Management Discussion and Analysis (“MD&A”) should be read in conjunction with the audited financial statements and related notes thereto for the year ended October 31, 2007, the Director’s Report to Shareholders, and other management discussion included in the Company’s Annual Report. The information in this report includes information available to April 23, 2008.

Except where otherwise noted, all dollar amounts are stated in Canadian dollars. The data included was prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), which differ form US GAAP.

 For a discussion of these differences, see the notes to the Company’s consolidated Financial Statements in “Item 17 – Financial Statements”. Further financial information regarding the World Ventures Inc. is available at www.sedar.com and at www.sec.gov/edgar.shtml

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. These statements involve risks and uncertainties, are based on assumptions and estimates, and therefore actual results may differ materially from those expressed or implied by World Ventures Inc. Factors which may cause such differences include, but are not limited to, general economic and market conditions including interest and foreign exchange rates, investment performance, global and domestic financial markets, the competitive industry environment, legislative and regulatory changes, technological developments, catastrophic events and other business risks.  The reader is cautioned against undue reliance on these forward-looking statements. Certain totals, subtotals and percentages may not reconcile due to rounding.

A.           Operating Results

The Company’s consolidated financial statements for the year ended October 31, 2007 with comparatives have been prepared in accordance with Canadian Generally Accepted accounting principles. The Company’s financial reporting is in Canadian dollars. The Company has included in the consolidated financial statements reconciliation between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles. The reconciliation and explanation of the differences are in Note 12, pages 61 through 64.

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

The Triton, Ontario Property is a gold-bearing vein structure with an exploration shaft to over 100-feet and some diamond drill intersections both below and lateral to the old workings.  Re-examination of the old workings and drilling for possible extension of the known mineralization has not been initiated. Surface sampling of known vein structures was carried out in  2007 and 2008 sufficient for assessment purposes.

The Crystal Springs, Saskatchewan diamond gold exploration target was acquired during the 2006 year.  The required drill testing for possible diamond pipes, and drill testing for potential gold-copper-iron targets in the basement rock have not yet been initiated.  Monitoring of diamond exploration activity within the kimberlite field to the north continually evaluates the region for exploration potential.

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

In the current year ended October 31, 2007 the Company continues to incur general and administrative expenses consistent with the previous 12 months. The Company incurred expenditures for Lapon Canyon-Nevada Property consistent with the same 12-month period in the previous year. In additional, the Company incurred expenditures for Crystal Springs–Saskatchewan Property and Triton–Ontario Property. Total expenditures for all resource properties for the 2007 total $107,291, compared to 2006 total of $60,414, and for 2005 total $108,328, and for 2004 total $86,333. Financial results for the 2007 are reflective on the continued activity of the Company with a net loss of $320,473 and in 2006 a net loss of  $152,320, in 2005 net loss of $467,969, and in 2004 a net loss of $124,181.

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

There are certain risk factors that could have material affects that are un-quantifiable at present due to the nature of the Company’s industry and other considerations including, without limitations as follows:

•
Exploration Development - mineral exploration involves a high degree of risk and few properties result in successful production. Even when a prospect is discovered and designated, the probability of an individual prospect ever having proven reserves is extremely remote.  In all probability the properties described herein may not contain any reserves and funds spent on exploration may not find any reserves.  Even if the Company completes anticipated exploration programs and is successful in identifying a mineral deposit, substantial additional funds will need to be expended on further drilling and engineering studies before it can be ascertained whether there is a commercially viable mineral deposit on the property;

•
Operating Risk  – all properties in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally associated with exploration and development any of which could result in damage to property, and possible environmental damage;

•
Commodity Prices – the price of the Company’s shares, its financial results, and exploration activities have been or may in the future be, adversely affected by declines in the price of mineral commodity prices;

•	Foreign Operation Risk – properties in Costa Rica and Panama are affected by changes in regulation of shift in the political attitudes, which are beyond the control of the Company;

•
Financing and Acquisition – exploration activities require substantial additional financing. Failure to obtain financing results in delayed or postponed exploration and/or acquisition of resource properties;

•
Environmental – all phases of the Company’s exploration are subject to environmental regulation in the various jurisdictions of these resource properties. There are no assurances that future changes in environmental regulation will not adversely affect the Company;

•	Competition – the mining industry is intensely competitive industry, and the Company competes with numerous companies that have greater financial resources and technical facilities available.

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

The net working capital is not sufficient for the Company’s present requirements. The Company has continued to provide capital through equity financing and proposes to meet any further working capital requirements through equity financings on acceptable terms in order to enable us to complete any plan of operations.  Please review “Subsequent Events” – Page 19.

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

In respect to above placements totalling 1,525,000 units, if the Company’s shares trade on the OTC B:B at a price greater than or equal to $0.50 per share at any time during the trading day for a period of 10 consecutive trading days (Premium Trading Days) after which time the exercise period shall be shortened to a period of 14 calendar days commencing on that day which is the tenth Premium Trading Day.

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

Future royalty payments are payable (in US$) as follows:

Payments per agreement	Year 1	Year 2	Year 3	Year 4	Year 5
November 2007 – October 2008	$54,000
November 2008 – October 2009		$54,000
November 2009 – October 2010			$54,000
November 2010 – October 2011				$54,000
November 2011 – October 2012					$54,000
TOTAL PER YEAR	US$54,000	US$54,000	US$54,000	US$54,000	US$54,000

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

Future royalty payments are payable (in CDN$) as follows:

Payments per agreement	Year 1	Year 2	Year 3	Year 4	Year 5
November 2007 – October 2008	$4,000
November 2008 – October 2009		$4,000
November 2009 – October 2010			$4,000
November 2010 – October 2011				$4,000
November 2011 – October 2012					$4,000
TOTAL PER YEAR	CDN$4,000	CDN$4,000	CDN$4,000	CDN$4,000	CDN$4,000

As at April 23, 2008, the Company has paid all royalty payments and funding is available to satisfy the next fiscal years lease agreement. Royalty payments on actual productions will equal 4% of net smelter returns (“NSR”).

During the current year, the Company expenditures for Lapon Canyon were $92,490and $45,682 in 2006, compared to the fiscal year October 31, 2005; expenditures were a total $108,328 additional incurred expenditures for Crystal Springs – Saskatchewan and Triton – Ontario and Gladiator total $14,801. Total expenditures for all resource properties for the year were $107,291.  The expenditures included costs for legal, consulting, lease payments and travel. The Company will continue to incur research and development costs that are required in order to maintain resource properties in good standing.

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

The following table sets forth the name, business experience, functions and areas of experience in the Company and principal business activities performed outside of the Company (including, in the case of directors of the Company other principal directorships) of each director upon whose work the Company is dependent, as of April 23, 2008:

Name and Position in the Company	Age	Director or Officer Since	Number of Common Shares and Percentage of Class
Dr. Stewart A. Jackson President and Director	68	June 1997	250,000 –2%
Gary Van Norman Vice President and Director	69	Director since February 1996	None – 0%
John Curry Vice President Sales & Marketing and Director	54	Director since April 2005	None – 0%
Blair Carson Director	40	Director since April 2007	None – 0%
Patricia Sheahan Director	70	Director since February 2008	None – 0%

The following is a brief account of the business experience during the past five years of each director and executive officer:

Director and/or Officer	Principal Occupation During the Last Five Years
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

Total outstanding director and employee stock options for 2006 – 800,000 , and in 2005 – 800,000. Stock options granted March 31, 2005 expired during the year ended October 31, 2007. No stock options exercised by directors or employees during the years 2007, 2006, and 2005.

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
•
During 2007, a shareholder advanced $42,889 of which $37,096 (2006 $233,838) was settled by the issuance of 370,960 common shares (2006 –284,000 common shares for $67,720 of debt) of the Company. In 2007, $100,000 (2006 - $250,000) was applied to exercise of 1,000,000 (2006 - 1,250,000) warrants.

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

ITEM 8                      FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Incorporated hereto are the audited consolidated financial statements for the years ended October 31, 2007, 2006, and 2005, which are set forth in “Item 17 – Financial Statements”.

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

The Company’s common shares trade on the OTC Electronic Bulletin Board in New York under the symbol WVNTF:BB

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

The Company’s authorized share capital and issued is as follows:

Authorized -  50,000,000 Common shares without par value

Issued	Number
	of Shares	Amount
Balance, October 31, 2005	13,572,154	$7,287,373
Issue of common shares for cash	1,250,000	250,000
Issue of common shares for settlement of debt	284,000	67,720
Balance, October 31, 2006	15,106,154	7,605,093
Issue of common shares for cash	1,329,040	167,904
Issue of common shares for settlement of debt	370,960	37,096
Share subscriptions (825,000 common shares issued on November 28, 2007)	0	165,000
Balance, October 31, 2007	16,806,154	$7,975,093

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

In respect to the above private placements totalling 1,525,000 units, if the Company’s shares trade on the OTC B:B at a price greater than or equal to $0.50 per share at any time during the trading day for a period of ten consecutive trading days (the Premium Trading Days) the exercise period shall be shortened to a period of 14 calendar days commencing on that day that is the tenth Premium Trading Day.

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

Share purchase warrants outstanding as at October 31, 2007 and 2006 were as follows:

	Expiry	Exercise	Number of Warrants
	Date	Price	2007	2006

Opening balance	February 28, 2009*	$0.35	1,250,000	1,250,000
Issued	November 19, 2009*	$0.15	1,000,000	0
Issued	July 11, 2009	$0.30	700,000	0
Issued	November 28, 2009	$0.30	825,000	0
Closing balance			3,775,000	1,250,000

*Term extended subsequent to October 31, 2007

Stock Options

			Weighted
	Number	Exercise	Average
	Of	Price	Exercise
	Shares	Per Share	Price
Balance, outstanding and exercisable October 31, 2006	800,000	$0.25	$0.25
Expired	(800,000)		$0.25
Granted	1,300,000	$0.25	$0.25
Balance, outstanding and exercisable October 31, 2007	1,300,000	$0.25	$0.25

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

Stock options to directors and consultants outstanding and exercisable as at October 31, 2007 and 2006 were as follows:

	Exercise	Number of Options
Expiry Date	Price	2007	2006

March 31, 2007	$0.25	0	800,000
July 4, 2009	$0.25	1,300,000	0

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

Description of Securities

The Company is authorized 50,000,000 of Common Shares.

Common Shares

The Company is authorized to issue 50,000,000 of common shares without nominal or par value of which, as at October 31, 2007, 16,806,154 shares are issued and outstanding as fully paid and non-assessable 1,300,000 shares are reserved under directors’, employees and management stock options (see “Item 6A. Directors, Senior Management and Employees – Share Ownership – Stock Options”). The holders of the common shares are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, and on every poll taken at every such meeting, or adjourned meeting, every holder of Common Shares shall be entitled to one vote in respect of each Common Share held.

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

There are inherent limitations as to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and circumvention or overriding of the controls or procedures. It should also be noted that the Company's internal controls and procedures will not prevent or detect all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Consequently, management applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

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

ITEM 16 C                       PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for each of the years indicated, the fees billed by World Ventures Inc.'s independent public accountants, and the percentage of the services that were approved by the Audit Committee.

	Year Ended October 31
	2007	2006
Audit Fees	$24,500	$15,000
Audit-related Fees	0	3,500
Tax Fees	-	-
All Other Fees	-	-
Total	$24,500	$18,500

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

ITEM 17.                        FINANCIAL STATEMENTS

ITEM 18.                       CONSOLIDATED FINANCIAL STATEMENTS AND EXHIBITS

This item is not applicable

ITEM 19.                      EXHIBITS

EXHIBIT NO.

12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

/s/ Stewart A. Jackson                                                                      /s/ Gary Van Norman
....................…………………......                                                       ………………………………….
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

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
March 17, 2008

COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA – UNITED STATES OF AMERICA REPORTING DIFFERENCES

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

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
March 17, 2008

7th Floor, Marine Building                                      Fax:                604.688.4675                                                                                                                                                                 A Member of PKF International
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

Shareholders’ Equity

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

WORLD VENTURES INC.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
Years Ended October 31

	2007	2006	2005

Operating Activities
Net loss	$(320,473)	$(152,320)	$(467,969)
Items not involving cash
Stock-based compensation	171,470	0	289,341
Write-down of equipment	0	492	0
Amortization	256	320	524

	(148,747)	(151,508)	(178,104)
Changes in non-cash working capital
Accounts receivable	(2,549)	1,655	(797)
Accounts payable and accrued liabilities	34,918	(27,021)	275,953

Cash Provided by (Used in) Operating Activities	(116,378)	(176,874)	97,052

Investing Activity
Expenditures on resource properties, net of recoveries	(107,291)	(60,414)	(108,328)

Financing Activity
Proceeds from private placements	332,904	250,000	0

Inflow (Outflow) of Cash	109,235	12,712	(11,276)
Cash, Beginning of Year	17,103	4,391	15,667

Cash, End of Year	$126,338	$17,103	$4,391

Supplemental Information for Investing and
Financing Activities
Warrants/options exercised as settlement of debt	$0	$0	$225,000
Shares issued for settlement of debt	$37,096	$67,720	$0

Supplemental Cash Flow Information
Interest paid	$540	$2,322	$625
Income taxes paid	$0	$0	$0

See notes to consolidated financial statements.

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2007, 2006 and 2005

1.	OPERATIONS

World Ventures Inc. (the “Company”) was incorporated under the laws of the province of British Columbia, Canada.  It is an exploration stage company, whose principal business activities include the exploration of natural resource properties.  It has not been determined whether its properties contain ore reserves that are economically recoverable.  The Company has not earned revenues from its mineral properties.

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

The Company has adopted the recommendations of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3110, Asset Retirement Obligations.  The Company has determined that it currently does not have such obligations; therefore, there is no effect on the consolidated financial statements.

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

Effective November 1, 2006, the Company adopted a new standard, the CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”. Under the new standard, all financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and financial liabilities other than those held-for-trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.

Also adopted by the Company effective November 1, 2006 was CICA Handbook Section 1530, “Comprehensive Income”. As a result of adopting these standards, a new category, Accumulated Other Comprehensive Income, is added to shareholder’s equity on the consolidated balance sheets. Major components for this category include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in fair value of the effective portion of cash flow hedging amounts.

The adoption of the provisions of these new standards had no effect on the Company’s consolidated financial statements.

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

(e)	Derivatives – mineral properties

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

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2007, 2006 and 2005

7.        RESOURCE PROPERTIES

	Lapon	Guanacaste	Pan-Oro	Triton	Crystal Springs	Gladiator	Totals
	(note 7(a))	(note 7(b))	(note 7(c))	(note 7(d))	(note 7(e))	(note7(f))
Balance, October 31, 2005	$264,303	$1	$1	$0	$0	$0	$264,305
Legal	5,075	0	0	2,000	6,196	0	13,271
Lease and supplies	34,652	0	0	0	3,772	0	38,424
Travel	5,955	0	0	0	2,764	0	8,719
Net expenditures for the year	45,682	0	0	2,000	12,732	0	60,414

Balance, October 31, 2006	309,985	1	1	2,000	12,732	0	324,719
Insurance	5,344	0	0	0	0	0	5,344
Filing fees	0	0	0	2,172	0	0	2,172
Legal	0	0	(1)	0	0	8,630	8,629
Consulting	25,000	0	0	0	0	0	25,000
Lease and supplies	57,954	0	0	0	4,000	0	61,954
Travel	4,192	0	0	0	0	0	4,192
Net expenditures for the year	92,490	0	(1)	2,172	4,000	8,630	107,291

Balance, October 31, 2007	$402,475	$1	$0	$4,172	$16,732	$8,630	$432,010

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

In 2002, the Company entered into a lease purchase agreement to acquire the right to explore, develop and mine a property located in Mineral County, Nevada, USA (the "Property").  The initial lease term was five years and could be extended for an additional five years, and for as long thereafter as minerals are mined and produced from the Property.  Upon commencing production of valuable minerals from the Property, the Company will pay the lessor a royalty on production equal to 4% of net smelter returns (“NSR”).

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

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2007, 2006 and 2005

9.	CAPITAL STOCK

(a)	Authorized
  50,000,000 common shares without par value

(b)	Issued

	Number
	of Shares	Amount
Balance, October 31, 2005	13,572,154	$7,287,373
Issue of common shares for cash	1,250,000	250,000
Issue of common shares for settlement of debt	284,000	67,720
Balance, October 31, 2006	15,106,154	7,605,093
Issue of common shares for cash	1,329,040	167,904
Issue of common shares for settlement of debt	370,960	37,096
Share subscriptions (825,000 common shares issued on November 28, 2007)	0	165,000
Balance, October 31, 2007	16,806,154	$7,975,093

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

In respect to the above private placements totalling 1,525,000 units, if the Company’s shares trade on the OTC B:B at a price greater than or equal to $0.50 per share at any time during the trading day for a period of ten consecutive trading days (the Premium Trading Days) the exercise period shall be shortened to a period of 14 calendar days commencing on that day that is the tenth Premium Trading Day.

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

(c)         Stock options

The following table summarizes the Company's stock option activity for the years ended October 31, 2007, 2006 and 2005:

			Weighted
		Exercise	Average
	Number	Price	Exercise
	of Options	Per Share	Price

Balance, outstanding and exercisable October 31, 2005 and 2006	800,000	$0.25	$0.25
Expired	(800,000)	$0.25	$0.25
Granted	1,300,000	$0.25	$0.25

Balance, outstanding and exercisable October 31, 2007	1,300,000	$0.25	$0.25

Stock options to directors and consultants outstanding and exercisable as at October 31, 2007 and 2006 were as follows:

	Exercise	Number of Options
Expiry Date	Price	2007	2006

March 31, 2007	$0.25	0	800,000
July 4, 2009	$0.25	1,300,000	0

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

Fair value of options granted to directors and consultants using the Black-Scholes valuation model was calculated using the following weighted average assumptions:

	2007	2005
Expected life (years)	2	2
Interest rate	4.69%	2.97%
Annualized volatility	130%	113 – 160%
Dividend rate	0.00	0.00

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

$2,803,600

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

(a)	Recent accounting pronouncements:

(i)
Statements of Financial Accounting Standards (“SFAS”) 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and Financial Accounting Standards Board (“FASB”) 3, Reporting Accounting Changes in Interim Financial Statements. Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a "restatement." The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. There is no impact on the Company’s consolidated financial statements.

(ii)
SFAS 157, Fair Value Measurements. The provisions of this standard are to provide guidance for using fair value to measure assets and liabilities. The standard clarifies methods for measuring items not actively traded and the principles that fair value should be based upon when pricing an asset or liability. The provisions of Statement 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year. There is no impact on the Company’s consolidated financial statements.

See notes to consolidated financial statements.

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2007, 2006 and 2005

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

(a)         Recently issued US accounting pronouncements (Continued)

(iii)
On July 13, 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.  Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return.  Additionally, Interpretation 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  Interpretation 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted.  There is no impact on the Company’s consolidated financial statements.

(iv)
In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – an Amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Adoption is required for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of the fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS 157. There is no impact on the Company’s consolidated financial statements.

(v)
In September 2006, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin 108 (“SAB 108”). The interpretations in this bulletin express the staff’s views regarding the process of quantifying financial statement misstatements and are being issued to address diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build-up of improper amounts on the balance sheet. There is no impact on the Company’s consolidated financial statements.

(b)         Exploration expenditures

Under Canadian GAAP, acquisition costs of resource properties and exploration expenditures are capitalized (note 4(e)).  Under US GAAP, exploration costs are expensed as incurred.

See notes to consolidated financial statements.

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2007, 2006 and 2005

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

(c)	Reconciliation of total assets, liabilities and shareholders' equity (deficit):

	2007	2006

Total assets per Canadian GAAP	$564,608	$345,789
Resource property costs	(432,010)	(324,719)
Total assets per US GAAP	$132,598	$21,070

Total liabilities per Canadian GAAP	$272,333	$274,511
Adjustments to US GAAP	0	0
Total liabilities per US GAAP	272,333	274,511

Shareholders’ equity per Canadian GAAP	292,275	71,278
Resource property costs	(432,010)	(324,719)

Shareholders’ deficit per US GAAP	(139,735)	(253,441)

Liabilities and shareholders’ deficit per US GAAP	$132,598	$21,070

(d)	Reconciliation of loss reported in accordance with Canadian and US GAAP:

	2007	2006	2005

Net loss per Canadian GAAP	$(320,473)	$(152,320)	$(467,969)
Adjustments to net loss
Write-off of exploration expenditures	(107,291)	(60,414)	(108,328)

Net loss per US GAAP	$(427,764)	$(212,734)	$(576,297)

Loss per common share

Canadian GAAP - Basic and diluted	$(0.02)	$(0.01)	$(0.04)

US GAAP - Basic and diluted	$(0.03)	$(0.01)	$(0.04)

Weighted average number of
shares outstanding	15,992,182	14,616,609	12,857,086

Weighted average number of shares outstanding does not include the 60,000 shares to be redeemed in accordance with the court judgment (note 9(e)).

See notes to consolidated financial statements.

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2007, 2006 and 2005

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

(e)	Comprehensive loss

	2007	2006	2005

Net loss per US GAAP	$(427,764)	$(212,734)	$(576,297)
Other comprehensive income (loss)	0	0	0

Comprehensive loss per US GAAP	$(427,764)	$(212,734)	$(576,297)

(f)	Reconciliation of cash flows in accordance with US GAAP

	2007	2006	2005

Net loss per US GAAP	$(427,764)	$(212,734)	$(576,297)
Adjustments to net income (loss)
Stock-based compensation	171,470	0	289,341
Amortization	256	320	524
Write-down of equipment	0	492	0
Net changes in non-cash working capital	32,369	(25,366)	275,156
Proceeds from share issuances	332,904	250,000	0

Inflow (outflow) of cash per US GAAP	$109,235	$12,712	$(11,276)

13.	SUBSEQUENT EVENTS

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

See notes to consolidated financial statements.

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

Date: March 12, 2009