Form 20-F/A
period 2007-10-31
WORLD VENTURES INC
filed 2009-05-15
CIK 861398

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

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

EXPLANATORY NOTE

This Amendment No. 2 on Form -20F/A to our Annual Report on Form 20-F for the fiscal year ended October 31, 2007, filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 6, 2008 (the “Original Report”) is being filed for the purpose of  amending Item 3,  and Item 4 . This Annual Report includes expanded discussion of risk factors and revised disclosures of our resource properties. See “Item 3 – Key Information – 3.D Risk Factors” and “Item 4 -  Information On World Ventures Inc. -Business Overview” for other risk factors that may affect our future financial performance. Other than for the purpose of amending Item 3 and 4 therewith, this Amendment No. 2 does not, and does not purport to, amend, update or restate the information in any other item of the 20-F filed on May 6, 2008. This Amendment does not reflect any events occurring after the filing of the Original Report (filed on May 6, 2008) and does not modify or update the disclosures therein in any way other than as require to reflect the amendments described as noted. This Form 20-F/A (Amendment No. 2) makes no changes to the financial statements for the registrant.

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

RESOURCE PROPERTIES

Triton Property, MacMurchy Township, Shining Tree Mining District, Ontario, Canada
Potential Mineral Commodity: Gold

No longer held by the Company. This property is located in MacMurchy Township, Larder Lake, Mining District, Ontario, Canada shown on Figures 1, 2,and 3. The property consists of five unpatented mining claims as shown below totaling approximately 200 acres.

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
(paid to March 2009)

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

Expenditures to date on the property total $402,475 ($92,490 for 2007) including lease obligations, preliminary and on-going evaluation costs, and the costs of an independent NI 43-101report. This Property is in the exploration stage. The Company signed a letter of intent date April 9, 2009 with Kelward Overseas Corp. under which the expenditures of the exploration of the property will be funded to the extent of $750,000 for a 50% interest in the property.  The initial $100,000 of expenditures will earn Kelward Overseas Corp.  20% interest in the property. A work program is being formulized for the project.

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

Gladiator, Arizona, United States

The Company entered into an option agreement on January 14, 2000 with Curitiba S.A., a Costa Rican corporation, to acquire 100% of the issued and outstanding shares of Nor-Quest Arizona Inc., an Arizona corporation. Nor-Quest Arizona Inc. has title to 170 acres within the Prescott National Forest in the State of Arizona. The option expired January 14, 2002; however, as part of the original agreement, the Company agreed to pay any property tax balance outstanding during the option period. During 2004, the Company paid the outstanding arrears taxes of $5,549 relating to the option period.  There were no expenditures by the Company for this property in 2006 or 2005. The Company entered into a letter of intent to purchase the outstanding and issued common shares of Nor-Quest Arizona Inc. on April 11, 2007, the letter of intent expired. The Company incurred costs of $8,630 for the 2007 fiscal year. The Company continues to evaluate the opportunity to acquire this property.

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

Total outstanding director and employee stock options for 2006 – 800,000, and in 2005 – 800,000. Stock options granted March 31, 2005 expired during the year ended October 31, 2007. No stock options exercised by directors or employees during the years 2007, 2006, and 2005.

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

Internal Disclosure Controls and Procedures

The Company has evaluated the effectiveness of our disclosure controls and procedures and has concluded that they are effective to provide assurance that material information relating to the Company and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations.

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

Date: May 15, 2009