Form 20-F
period 2008-10-31
WORLD VENTURES INC
filed 2009-05-29
CIK 861398

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED: OCTOBER 31, 2008

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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 20,053,208.

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

REPORTING CURRENCY AND FINANCIAL INFORMATION

Currency and Exchange Rates

Financial information in this Form 20-F is expressed in Canadian dollars; therefore, unless otherwise noted, references to “Cdn$” or “$” are to Canadian dollars.  The following tables sets forth the period-end exchange rate, the average of the period, and the high and low exchange rates in the period, for the Canadian dollar in exchange for United States dollars, based upon the inverse of exchange rates reported by the Federal Reserve Bank of New York at the noon buying rates in New York City for cable transfers payable in Canadian dollars as certified for customs purposes.  As of December 31, 2008, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US $0.8169 (US $1.00 = CDN $1.2240).  As of May 18, 2009 the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US $1.1756 (US $1.00 = CDN $0.8501).

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

	2008	2007	2006	2005	2004
Rate at October 31	$0.8225	$1.0531	$0.8900	$0.8500	$0.7600
Rate at End of Calendar Year	0.8170	1.0120	0.8582	0.8579	0.8310
Average Rate During Calendar Year	0.9374	0.9309	0.8818	0.8254	0.7696
High Rate Calendar Year	1.0162	1.1091	0.9100	0.8690	0.8493
Low Rate Calendar Year	0.7710	0.8437	0.8528	0.7872	0.7158

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

	April 2009	March 2009	February 2009	January 2009	December 2008	November 2008
Rate at End of Period	$0.9732	$0.7933	$0.7868	$0.8087	$0.8170	$0.8091
Average Rate During Period	0.8174	0.7908	0.8030	0.8165	0.8172	0.8216
High Rate During Period	0.8376	0.8167	0.8203	0.8459	0.8360	0.8694
Low Rate During Period	0.7911	0.7695	0.7868	0.7844	0.7710	0.7782

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

A.           Selected financial data

The following selected consolidated financial data for the years ended October 31, 2008, 2007, 2006, 2005 and 2004 are derived from the audited financial statements for the periods indicated and should be read in conjunction therewith. The following selected financial information concerning the Company is presented in Canadian currency in accordance with U.S. generally accepted accounting principles (GAAP) as reconciled from the Company's financial statements, which are presented in accordance with Canadian generally accepted accounting principles (GAAP). A discussion of differences between Canadian GAAP and U.S. GAAP is contained within Note 13 to the audited consolidated financial statements. This information should be read in conjunction with Item 5 – “Operating and Financial Review and Prospects” and the consolidated financial statements included in Item 17.

FIVE-YEAR COMPARATIVE SUMMARY OF CONSOLIDATED SELECTED FINANCIAL DATA

US GAAP	2008	2007	2006	2005	2004
Revenue	$0	$0	$0	$0	$0
Costs and Expenses	(426,843)	(427,764)	(212,734)	(585,703)	(210,514)
Write Down of Debts	15,094	0	0	0	0
Expense recovery	0	0	0	9,406	0
Write Down of Equipment	0	0	0	0	0
Net Income (Loss)	(441,937)	(427,764)	(212,734)	(576,297)	(210,514)
Net Income (Loss) Per Share	(0.02)	(0.03)	(0.01)	(0.04)	(0.02)

FIVE-YEAR COMPARATIVE SUMMARY OF CONSOLIDATED SELECTED FINANCIAL DATA

	2008	2007	2006	2005	2004
Total Assets	19,845	132,598	21,070	10,825	21,828
Total Liabilities	290,906	272,333	274,511	369,252	318,299
Capital Stock	8,167,130	7,975,093	7,605,093	7,287,373	7,062,373
Contributed Surplus	613,097	494,523	323,053	323,053	0
Accumulated Deficit	(9,051,288)	(8,609,351)	(8,181,587)	(7,968,853)	(7,358,844)
Working Capital (-Deficit)	(285,830)	(140,761)	(254,723)	(306,521)	(299,089)
Shareholder’s Equity	(271,061)	(139,735)	(253,441)	(358,427)	(296,471)
Cash Dividends per Share	0	0	0	0	0
Capital Stock Outstanding	20,053,208	16,866,154	15,166,154	13,572,154	12,072,154

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

Principal Capital Expenditures

The Company has invested principally in its resource properties in the Lapon Canyon - Nevada Property, Crystal Springs - Saskatchewan Property, and Triton - Ontario Property over the last five years.  Over the past five years, $480,724 has been invested in resource properties for legal fees, consulting fees, lease costs, and travel expenditures. There have been no significant divestitures or disposals over the past three years.

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

The Property is underlain by Precambrian-aged metavolcanic which contains occurrences of quartz veins containing gold values as reported in historical reports. A prospect shaft to 110 feet in depth with 145 feet of lateral workings is described in old Company reports. Gold assay values reported are historical in nature and cannot be relied upon.  Drilling conducted by Teck-Cominco in 1985-1988 is reported to have intersected gold values but this information is historical in nature and cannot be relied upon.  In March 2009, the Company claims lapsed, and the Company has written off its investment of $8,928 in the property.

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

Approximately 640 acres are private minerals rights of Mrs. M. Lanctot and Mr. A Lanctot. The Company entered into a lease purchase agreement dated July 1, 2005 with Mrs. M. Lanctot and Mr. A. Lanctot ("Lanctots") to acquire the right to explore, develop and mine a property located in the vicinity of Fort a la Corne, Saskatchewan, Canada (“Crystal Springs Property”).   The initial lease term is ten years with the first payment of $2,000 upon execution of the agreement on, March 31, 2006 and an annual sum of $4,000 for a total of $38,000 over the term of the lease.

The Company has an option to purchase the 640-acre Crystal Springs Property upon commercial development. Upon commencing mining operations on the Property, the Company will pay Lanctots a production royalty equal to 5% of net profits and $4,000 per annum. Expenditures for 2007 were $4,000 and in 2006 total $12,732. There were no expenditures for this property in 2005 or 2004.  The Saskatchewan Mineral Claims require the expenditure of  $12 per hectare for years starting 2-10 to maintain Mineral Claims in good standing. As no work was completed or filed on these claims they have lapsed. There are no known mineral resources on the property.  There are no current plans to conduct exploration programs for the Property. Any work to be conducted on this Property will be subjected to the raising of funds by equity funding or joint venture partnership funding.  The claims remain active and good standing, the Company has written off its investment of $27,150 at October 31, 2008.

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
(paid to May 2009)

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

Expenditures to date on the property total $480,723, (total expenditures of $78,248 in 2008, total expenditures of $92,490 for 2007 and $45,682 in 2006) including lease obligations, preliminary and on-going evaluation costs, and the costs of an independent NI 43-101report.

This Property is in the exploration stage. The Company signed a letter of intent date April 9, 2009 with Kelward Overseas Corp. under which the expenditures of the exploration of the property will be funded to the extent of $750,000 for a 50% interest in the property. The initial $100,000 of expenditures will earn Kelward Overseas Corp.  20% interest in the property. Kelward Overseas Corp can earn the additional 30% interest by making exploration expenditures of $650,000 within two years of the letter of intent within the context of the exploration program of the Company. A work program is being formulized for the project.

FIGURE 5

LOCATION MAP – LAPON CANYON PROPERTY
Near Reno, Mount Grant Mining District, Mineral County, Nevada

NEVADA

Lapon Canyon

FIGURE 6

LOCATION MAP – LAPON CANYON PROPERTY
 Mineral County, Nevada

SLEEPER PROJECT
MINERAL

WORLD VENTURES LTD.

SLEEPER PROJECT

LOCATION MAP
MINERAL CTY.

MONTGOMERY CONSULTANTS LTD.	FIGURE 5-3
DATE: JANUARY 15TH, 2004	PROJECT No. [illegible]

FIGURE 7

CLAIMS MAP – LAPON CANYON PROPERTY
 Mineral County, Nevada

SLEEPER GROUP
21
22
SCALE
2 miles

WORLD VENTURES LTD.

SLEEPER PROJECT

CLAIM MAP
SLEEPER GROUP.

MONTGOMERY CONSULTANTS LTD

FIGURE 5-4

DATE: JANUARY 15TH, 2004

PROJECT No. 04WV-1

Gladiator, Arizona, United States

The Company entered into an option agreement on January 14, 2000 with Curitiba S.A., a Costa Rican corporation, to acquire 100% of the issued and outstanding shares of Nor-Quest Arizona Inc., an Arizona corporation. Nor-Quest Arizona Inc. has title to 170 acres within the Prescott National Forest in the State of Arizona. The option expired January 14, 2002; however, as part of the original agreement, the Company agreed to pay any property tax balance outstanding during the option period. During 2004, the Company paid the outstanding arrears taxes of $5,549 relating to the option period.  There were no expenditures by the Company for this property in 2006 or 2005. The Company entered into a letter of intent to purchase the outstanding and issued common shares of Nor-Quest Arizona Inc. on April 11, 2007, the letter is exercisable until March 31, 2009. The Company has written off its investment of $21,156. The company continues to evaluate the opportunity to acquire this property.

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

Pan-Oro, Panama

During 1995, the Company entered into a letter of agreement with Grande Portage Resources Ltd. to enter into a joint venture agreement to develop mineral concessions in Panama.  The agreement has not yet been concluded and regulatory approval remains outstanding.  During 2001, the Company decided to write-down its investment in this property to a nominal carrying value.  The Company ~~still~~ retained~~s~~ the right to resume exploration on this property.  The Company has a 90% ownership interest in Pan-Oro S.A., an inactive Panamanian corporation. As at October 31, 2007, the Company is not actively conducting exploration in Panama. There were no expenditures by the Company for this property in 2007, 2006 or 2005. The Company abandoned its rights in Panama during the fiscal year and has written off the carrying value of the investment. This Property is not a material Property, however the Company monitors activity in Panama and may renew activity in that area.

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

Resource Properties

World Ventures Inc.’s resource properties are located in Lapon Canyon Property, located in Mineral County Nevada, near Reno Nevada, United States; Triton Property located in the MacMurchy Township, Shining Tree Mining District, Ontario, Canada; and Crystal Springs Property, located in Central Saskatchewan, Canada. This information should be read in conjunction with Item 4B “Resource Properties” and the consolidated financial statements included in Item 17.

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

ITEM 4A                      UNRESOLVED STAFF COMMENTS

This item is not applicable

ITEM 5                      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

This discussion date May 20, 2009 is intended to assist readers with a better understanding and evaluation World Ventures Inc.’s (“WVI” or the “Company”) history, business environment, strategies, performance and risk factors as well as the financial condition and operations for the fourth quarter and year ended October 31, 2008. The following Management Discussion and Analysis (“MD&A”) should be read in conjunction with the audited financial statements and related notes thereto for the year ended October 31, 2008, the Director’s Report to Shareholders, and other management discussion included in the Company’s Annual Report. The information in this report includes information available to May 20, 2009.

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
A.           Operating Results

The Company’s consolidated financial statements for the year ended October 31, 2008 with comparatives have been prepared in accordance with Canadian Generally Accepted accounting principles. The Company’s financial reporting is in Canadian dollars. The Company has included in the consolidated financial statements reconciliation between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles. The reconciliation and explanation of the differences are in Note 13, pages 75 through 79.

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

As the Company is in the exploration stage of investigating, evaluating its minerals properties, revenues remained unchanged at $0 in 2008, 2007, and 2006, reflective of the nature of a mining exploration company.

In the current year ended October 31, 2008 the Company continues to incur general and administrative expenses consistent with the previous 12 months. The Company incurred expenditures for Lapon Canyon-Nevada Property consistent with the same 12-month period in the previous year. In additional, the Company incurred expenditures for Crystal Springs–Saskatchewan Property and Triton–Ontario Property. Total expenditures for all resource properties for the 2008 total $105,949 (net of recoveries), for 2007 total expenditures were $107,291, compared to 2006 total of expenditures were $60,414., in 2005 total expenditures were $108,328, and for 2004 total $86,333. Financial results for the 2008 are reflective on the continued activity of the Company with a net loss of $ 393,233, in 2007 a net loss of $320,473 in 2006 a net loss of $152,320, in 2005 net loss of $467,969, and in 2004 a net loss of $124,181.

Financial results for the years of 2008, 2007 and 2005 the Company reported a net loss of $393,233, $320,473 and $467,969 respectively including a significant change in accounting policy effective November 1, 2003, per the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, for Stock-based compensation and other stock-based payments. In accordance with the CICA policy the Company has accounted for stock options granted to directors, employees and consultants using the fair market value method. As a result the preceding the Company has recognized $60,156 in 2008, $171,470 in 2007 and in 2005, $289,341 stock-based compensation in the years net losses, and an additional $33,712, which was charged to the opening deficit in the previous year in 2004.

Expenses for 2008, 2007, and 2006, are comparative across all categories. Specific expenses of note during the 2008, 2007, and 2006 fiscal years are as follows:

•	Professional fees with $53,869 , $19,973 in 2007 compared to $37,436 in 2006, $15,768 in 2005 and $18,910 in 2004 as result of increase costs of auditing fees;
•
Travel and Promotion with increase to $68,380 from $25,547 in 2007 compared to $45,252 in 2006, $97,587 in 2005 and $37,452 in 2004, expenditures vary depending management activities and public relations expenditures;

•	Office Administration is $54,783, $47,323 in 2007 compared to 2006 of $28,403, 2005 of $12,356 and $10,701 in 2004, increase related to increased administration, regulatory, and filing requirements;
•	Interest and Bank Charges increase to $6,385, $5,668 in 2007, compared to $8,025 in 2006, $6,505 in 2005, and $17,860 in 2004, changes from year due to interest expenditures;
•	Office and sundry decrease to $7,758 from $21,882 in 2007, compared to$7,513 in 2006, $11,148 in 2005, and $5,479 for 2004, the increase in 2007 attributable to increased computer software.
•	Consulting fees paid for 2008 is $96,000, 2007 was $28,500 compared to 2006 of $44,182 and $54,772 in 2005, and $0 in 2004;
•	No Corporate capital taxes were paid during 2008, 2007, 2006, 2005 and 2004 years.
•	Included expenditures for services paid to an individual related to the Past President of the Company for the 2008 in the amount of $12,000 ($12,000 in both 2007 and 2006 fiscal years).
•
The Company has included expenditures for consulting fees paid to an officer of the Company in the current year of $96,000 and $28,500 in 2007 compared to $2,000 in 2006 (2005 - $54,772 and $0 in 2004)

There are no trends, commitments, events or uncertainties presently known or identifiable to management that are reasonably expected to have a material affect on the Company’s business, financial position, or results of operations. The nature of the Company’s business is the demanding of capital for property acquisition costs, exploration commitments and holding costs. The Company intends to utilize cash on hand to meet these obligations and will continue to raise funds by equity financings as necessary to augment this cash position, as it does not have sufficient operating cash flow.

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

B.           Liquidity and Capital Resources

As at October 31, 2008 the Company had a cash position of $410 and in 2007 $126,338 compared to $171,103 in 2006, $4,391 as at October 31, 2005 and $15,667 as at October 31, 2004. As at October 31, 2008, the Company reported a working capital deficiency of $285,830 compared with working capital deficiency of $140,761 as at October 31, 2007, and working capital deficiency of $254,723 as at October 31, 2006, compared with the October 31, 2005 a working capital deficiency of $360,521 and October 31, 2004 working capital deficiency of $299,089.  The net working capital is not sufficient for the Company’s present requirements. The Company has continued to provide capital through equity financing and proposes to meet any further working capital requirements through equity financings on acceptable terms in order to enable us to complete any plan of operation.

The financial statements have been prepared on a going concern basis which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has no revenue generating properties at this time, and has generally incurred losses since inception.

The net working capital is not sufficient for the Company’s present requirements. The Company has continued to provide capital through equity financing and proposes to meet any further working capital requirements through equity financings on acceptable terms in order to enable us to complete any plan of operations.  Please review “Subsequent Events” – Page 24.

In October 2008, the Company completed a non-brokered private placement of 546,065 units at $0.10 per unit. Each unit is comprised of one common share and one common share purchase warrant exercisable for 24 months. The warrants are exercisable at $0.10 per share in the first year and at $0.10 in the second year. The Company issued the units on October 30, 2008.

In September 2008, the Company completed a non-brokered private placement of 106,781  units at $0.10 per unit. Each unit is comprised of one common share and one common share purchase warrant exercisable for 24 months. The warrants are exercisable at $0.10 per share in the first year and at $0.15 in the second year.

In August 2008, the Company agreed to issue 706,142 shares to certain creditors to extinguish accounts payable totalling $70,614. The Company and the creditors agreed upon an assigned value of $0.10 per share. Of the 706,142 shares issued 317,990 shares were issued to directors of the Company to settle debts of $31,799.

 In June 2008, the Company completed non-brokered private placements to issue 333,333 units at $0.15 per unit for proceeds of $50,000 .  Each unit is comprised of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional common share at a price of $0.30 per share for a period of two years from the date of issue. The Company issued the units 100,000 on June 12, 2008 and the remainder of 233,333 units on September 9, 2008. Finders Fee of 8% for a total of 8,000 common shares was paid.

In February 2008, the Company completed non-brokered private placements to issue 561,733 units at $0.09 per unit for proceeds of $50,556.  Each unit is comprised of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional common share at a price of $0.15 per share for a period of two years from the date of issue. The Company issued the units on February 27, 2008.

In November 2007, the Company issued 100,000 common shares as security for accounts payable pursuant to a court settlement. The Company was required to make monthly payments of $1,000 for 14 months and issued shares as security over the period the debt was to be repaid. Once the Company has extinguished the debt, the Company will cancel the shares. The shares of the Company are currently being held in trust with the lawyer of their creditor.

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

In February 2007, the Company negotiated a non-brokered private placement of 580,000 common units at a purchase price of $0.15 per unit for proceeds of $87,000. Each unit is composed of one common share and one common share warrant exercisable for 24 months from date of issue at a price of $0.30 per warrant. The Company issued the units on July 11, 2007.

In January 2007, the Company negotiated a non-brokered private placement of 120,000 common units at a purchase price of $0.15 per unit for proceeds of $18,000. Each unit is composed of one common share and one common share warrant exercisable for 24 months from date of issue at a price of $0.30 per warrant. The Company issued the units on July 11, 2007.

On November 20, 2006, the Company completed a non-brokered private placement of 1,000,000 units at $0.10 per unit. Each unit is comprised of one common share and one common share purchase warrant exercisable for 24 months. The warrants are exercisable at $0.10 per share in the first year and at $0.15 in the second year.  Of the 1,000,000 common shares issued, 370,960 common shares were issued to settle a $37,096 debt incurred on behalf of the Company by an officer of the Company and 629,040 common shares were issued for proceeds of $62,904.  The Company issued the units on February 28, 2007

In respect to the above private placements totalling 3,072,912 units, if the Company’s shares trade on the OTC B:B at a price greater than or equal to $0.50 per share at any time during the trading day for a period of ten consecutive trading days (the Premium Trading Days) the exercise period shall be shortened to a period of 14 calendar days commencing on that day that is the tenth Premium Trading Day.

The funding raised as noted and any additional funds raised will be used for the Company’s exploration programs located in Nevada, and Saskatchewan, if warranted, to pursue other business opportunities and for general working capital.

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

Future royalty payments are payable (in US$) as follows:

Payments per agreement	Year 1	Year 2	Year 3	Year 4	Year 5
November 2008 – October 2009	$54,000
November 2009 – October 2010		$54,000
November 2010 – October 2011			$54,000
November 2011 – October 2012				$54,000
November 2012 – October 2013					$54,000
TOTAL PER YEAR	US$54,000	US$54,000	US$54,000	US$54,000	US$54,000

As at May 20, 2009, the Company has paid all royalty payments and funding is available to satisfy the next fiscal years lease agreement. Royalty payments on actual productions will equal 4% of net smelter returns (“NSR”).

The Company entered into a lease purchase agreement dated July 1, 2005 with Mrs. M. Lanctot and Mr. A. Lanctot ("Lanctots") to acquire the right to explore, develop and mine a property located in the vicinity of Fort a la Corne, Saskatchewan, Canada (“Crystal Springs Property”).   The initial lease term is ten years with the first payment of $2,000 upon execution of the agreement and an annual sum of $4,000 for a total of $38,000. The Company has an option to purchase the Crystal Springs Property upon commercial development. Upon commencing mining operations of the Property, the Company will pay Lanctots on production equal to 5% of net profits and $4,000 per annum.

Future royalty payments are payable (in CDN$) as follows:

Payments per agreement	Year 1	Year 2	Year 3	Year 4	Year 5
November 2008 – October 2009	$4,000
November 2009 – October 2010		$4,000
November 2010 – October 2011			$4,000
November 2011 – October 2012				$4,000
November 2012 – October 2013					$4,000
TOTAL PER YEAR	CDN$4,000	CDN$4,000	CDN$4,000	CDN$4,000	CDN$4,000

As at May 20, 2009, the Company has paid all royalty payments and funding is available to satisfy the next fiscal years lease agreement. Royalty payments on actual productions will equal 4% of net smelter returns (“NSR”).

During the current year, the Company expenditures for Lapon Canyon were$78,248, $94,490 in 2007 and $45,682 in 2006, compared to the fiscal year October 31, 2005; expenditures were a total $108,328. In addition expenditures were incurred for Crystal Springs – Saskatchewan and Triton – Ontario and Gladiator totaling $27,701 in current year, $14,802 in 2007 compared to $14,732 in 2006.. Total expenditures for all resource properties for the year were $105,949.  The expenditures included costs for legal, consulting, lease payments and travel. The Company will continue to incur research and development costs that are required in order to maintain resource properties in good standing.

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

C.           Research and Development, Patent and Licences

The Company has not incurred any related expenditures for the fiscal years ended October 31, 2008, 2007 or 2006.

D.           Trend Information

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that are reasonable likely to effect the Company’s sales or revenues, income from operations, liquidity or materially decreasing beyond the current projected expenditures.

E.	Off-Balance Sheet Arrangements

As at October 31, 2008, the Company has no off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

Contract Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations
Capital (Finance) Lease Obligations
Operating Leases Obligations	$675,000	$67,500	$202,500	$202,500	$202,500
Purchase Obligations
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements
TOTAL	CDN$675,000	CDN$67,500	CDN$202,500	CDN$202,500	CDN$202,500

ITEM 6                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, business experience, functions and areas of experience in the Company and principal business activities performed outside of the Company (including, in the case of directors of the Company other principal directorships) of each director upon whose work the Company is dependent, as of May 20, 2009:

Name and Position in the Company	Age	Director or Officer Since	Number of Common Shares and Percentage of Class
Dr. Stewart A. Jackson President and Director	68	June 1997	879,398–4.39%
Gary Van Norman Vice President and Director	69	Director since February 1996	17,990 – .01%
John Curry Vice President Sales & Marketing and Director	54	Director since April 2005	300,000 – 2%
Blair Carson Director	40	Director since April 2007	21,961 – .01%
Patricia Sheahan Director	70	Director since February 2008	None – 0%

The following is a brief account of the business experience during the past five years of each director and executive officer:

Director and/or Officer	Principal Occupation During the Last Five Years
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

Stock options outstanding and granted as at October 31, 2007 were as follows:

Directors/Employee	Number of shares	Price	Expiration Date
John A. Curry	250,000	$0.25	July 4, 2009
Stewart A. Jackson	250,000	$0.25	July 4, 2009
Gary Van Norman	250,000	$0.25	July 4, 2009
Blair Carson	250,000	$0.25	July 4, 2009
Penny Pereira	50,000	$0.25	July 4, 2009
Patricia Sheahan	250,000	$0.25	February 17, 2013
Stewart A. Jackson	750,000	$0.25	October 29, 2013
Gary Van Norman	350,000	$0.25	October 29, 2013
Blair Carson	100,000	$0.25	October 29, 2013
John A. Curry	100,000	$0.25	October 29, 2013
Patricia Sheahan	150,000	$0.25	October 29, 2013
Penny Pereira	50,000	$0.25	October 29, 2013

The Company issued a stock option agreement dated July 5, 2007 granting the directors/employee to purchase common shares of up to 1,300,000 common shares at $0.25. During the fiscal year ended October 31, 2008, the Company issued stock options on February 18, 2008 in the amount of 250,000 exercisable at $0.25 per share for period of 5 years and on October 29, 2008 in the amount of 1,450,000 exercisable at $0.10 per share for period of 5 years. As at October 31, 2008, 2,750,000 stock options remained unexercised.

Under applicable regulations of the British Columbia Securities Commission, the Company is not authorized to issue options to directors, employees or affiliates constituting more than 10% of the outstanding common stock. There are no other plans.

The Company pays other incidental compensation to executive officers from time to time, consisting primarily of reimbursement for business related activities on behalf of the Company. However, the aggregate of all such other compensation did not exceed 10% of cash compensation reported for the fiscal year ended October 31, 2005. No cash compensation is currently being paid to members of the Board of Directors for their services as directors. During the fiscal year ended October 31, 2008, compensation to directors and officers of the Company for services was $96,000, $28,500 in 2007, $2,000 in 2006 and $54,772 in 2005.

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

The Company currently employs one part-time employee for 2008, 2007, 2006, and 2005.

ITEM 7                      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth the person(s) known to the Company to own beneficially more that ten percent (5%) of any class of the Company’s voting securities and the total amount of any class of the Company’s voting securities owned by the officers and directors as a group:

The following table sets forth the person(s) known to the Company to own beneficially more that five percent (5%) of any class of the Company’s voting securities and the total amount of any class of the Company’s voting securities owned by the officers and directors as a group as at May 20, 2009:

TITLE OF CLASS	IDENTITY OF PERSON OR GROUP	NUMBER OF SHARES	PERCENTAGE OF CLASS

COMMON	Brisas Atlantico S.A. PO Box 20 Bowling Green Stn New York, New York 10274	1,000,000	5.00%
COMMON	Cede & Co. PO Box 20 Bowling Green Stn New York, New York 10274	8,670,631	43.23%
COMMON	CDS & Co. PO Box 1038 STN A Toronto Ontario, M5W 1G5	3,740,455	18.65%
COMMON	Curitiba S.A. PO Box 6095 1000 San Jose, Costa Rica	1,969,855	9.82%
COMMON	Investors First S.A. c/o Arias, Aleman & Mora Calle 50 Edif Tower 1ER Piso Apartado 8799 Panama 5, Panama	1,826,733	9.11%
COMMON	Computershare Trust Company 510 Burrard Street Vancouver British Columbia V6C 3B9	1,264,388	6.31%
COMMON	Hecote Junteno Sociedad Anonima Estacion De Oasolina El Ranchito 800 Metros Al Norte a Mano Derecha Casa Numero 11 A San Jose Costa Rica	561,733	2.80%
COMMON	Officers and Directors Collectively	1,219,349	6.08%

Note 1:	Beneficial owners listed have sole voting and investment power with respect to the shares shown unless otherwise indicated.

Control of the Corporation

The Corporation is a publicly owned Canadian company, the shares of which are owned by Canadian residents, U.S. residents and other foreign residents. To the best of the Corporation’s knowledge, the Corporation is not directly or indirectly owned or controlled by another corporation, any foreign governments or any other natural or legal person, jointly or severally.

Change in Control Arrangements

The Corporation is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Corporation.

B.	Related Party Transactions

Services provided by directors or parties related to directors:

	October 31,	October 31,	October 31,
	2008	2007	2006
Consulting	$96,000	$28,500	$2,000
Rent	$12,000	$12,000	$12,000

•	Consulting fees of $66,000 (2007 – $28,500; 2006 – $2,000) were paid to the President of the Company and are included in consulting fees expense and resource property expenditures.
•	Consulting fees of $30,000 (2007 – $nil; 2006 – $nil) were paid to a director of the Company for investor relation services provided and were included in shareholder communications..
•	Rent fees of $12,000 (2007 – $12,000; 2006 – $12,000) were incurred by the Company from an individual related to the past president and current director of the Company.
•	Stock–based compensation of $60,156 (2007 – $164,875; 2006 – $nil) was incurred by the Company in the issuance of stock options to directors and officers of the Company.
•	Travel fees of $65,108 (2007 – $; 2006 – $) were reimbursed to the President of the Company for expenses incurred as part of providing his services to the Company.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

•	Accounts receivable includes $665 (2007 – $2,542) due from a director.
•	Accounts payable includes $9,221(2007 – $708) due to an individual related to the past president and current director of the Company and $nil (2007 – $1,847) due to an officer of the Company.
•	During 2008, a shareholder advanced $33,508 (2007 – $42,889) of which all (2007 – $37,096) was settled by the issuance of 335,075 common shares (2007 – 370,960 common shares) of the Company.

The amounts due to and from related parties are unsecured and without interest or stated terms of repayment.
C.	Interests of Experts and Counsel

This item is not applicable.

ITEM 8                      FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Incorporated hereto are the audited consolidated financial statements for the years ended October 31, 2008, 2007, and 2006, which are set forth in “Item 17 – Financial Statements”.

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

	October 31, 2008	October 31, 2007	October 31, 2006	October 31, 2005
Net Sales	$Nil	$Nil	$Nil	$Nil
Income (loss) before discontinued items or extraordinary items	$(351,082)	$(320,473)	$(152,320)	$(467,969)
Income (loss) before discontinued items or extraordinary items: - per share undiluted - per share diluted	(0.02) (0.02)	(0.02) (0.02)	(0.01) (0.01)	(0.04) (0.04)
Net Income (loss)	$(393,223)	$(320,473)	$(152,320)	$(467,969)
Net Income (loss) before discontinued items or extraordinary items: - per share undiluted - per share diluted	(0.02) (0.02)	(0.02) (0.02)	(0.01) (0.01)	(0.04) (0.04)
Total Assets	$500,569	$564,608	$345,789	$275,130
Total Long-term Debt	$Nil	$Nil	$Nil	$Nil
Cash dividends declared: $ per share	$Nil	$Nil	$Nil	$Nil

The growth in total assets for the year ended October 31, 2008 is primarily the result of capitalized exploration expenditures incurred during the year net of properties written off of $57,235 and a decrease in cash and cash equivalents primarily due to decrease in private placements during the current year. Financial results for the year of 2005 the Company reported a net loss of $467,969 including a significant change in accounting policy effective November 1, 2003, per the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, for Stock-based compensation and other stock-based payments. In accordance with the CICA policy the Company has accounted for stock options granted to directors, employees and consultants using the fair market value method. As a result the preceding the Company has recognized in 2008 $60,156 in stock based compensation,, in 2007 $171,470 stock-based compensation and in 2005 $289,341 stock-based compensation and an additional $33,712, which was charged to the opening deficit in the previous year in 2004.

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

No significant changes have occurred during fiscal 2008 or the first four months of fiscal 2009.

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

PRICE RANGE	High	Low
October 31, 2005 Year	0.50	0.10
October 31, 2006 Year	0.43	0.10
October 31, 2007 Year	0.23	0.10
October 31, 2008 Year	0.19	0.01
2008 1st Quarter	0.13	0.05
2008 2nd Quarter	0.19	0.05
2008 3rd Quarter	018	0.05
2008 4th Quarter	0.10	0.04
2007 1st Quarter	0.20	0.10
2007 2nd Quarter	0.16	0.13
2007 3rd Quarter	0.22	0.13
2007 4th Quarter	0.23	0.14
November 2007 Month	0.06	0.01
December 2007 Month	0.03	0.01
January 2008 Month	0.06	0.02
February 2008 Month	0.06	0.03
March 2008 Month	0.04	0.03
April 2008 Month	0.08	0.04

As of October 31, 2008 the Company had approximately 210 registered shareholders on record of its no par value common stock. Based on representations received by the Company from certain record holders, the Company believes that there are in excess of 1,000 non-registered beneficial owners of its common stock bringing the total number of shareholders in excess of 1,200.

B.	Plan of Distribution

This item is not applicable.

C.	Markets

The Company’s common shares trade on the OTC Electronic Bulletin Board in New York under the symbol WVNTF:BB

D.	Selling Shareholders

This item is not applicable.

E.	Dilution

This item is not applicable.

F.	Expenses of the Issue

This item is not applicable.

ITEM 10                      ADDITIONAL INFORMATION

A.           Share Capital

The Company’s authorized capital stock consists of 50,000,000 shares of common stock, no par value. The following is a summary and is qualified in its entirety by reference to the Company’s Articles and Special Resolution and Altered Memorandum, copies of which are exhibits to the Company’s Registration Statement. The outstanding shares of common stock are fully paid and non-assessable. As of May 20,2009, 20,053,208 shares of common stock were issued and outstanding.

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

The Company’s authorized share capital and issued is as follows:

Authorized -  50,000,000 Common shares without par value

Issued
	Number of Shares	Amount
Balance, October 31, 2006	15,166,154	$7,605,093
Issue of common shares for cash	1,329,040	167,904
Issue of common shares for settlement of debt	370,960	37,096
Share subscriptions (825,000 common shares issued on November 28, 2007)	0	165,000

Balance, October 31, 2007	16,866,154	7,975,093

Settlement of obligation to issue shares	825,000	0
Issue of common shares for cash	1,547,912	107,422
Issue of common shares as finder’s fee	8,000	0
Issue of common shares for settlement of debt	706,142	70,814
Issue of common shares as security for amounts payable	100,000	14,000

Balance, October 31, 2008	20,053,208	$8,167,130

In October 2008, the Company completed a non-brokered private placement of 546,065 units at $0.10 per unit. Each unit is comprised of one common share and one common share purchase warrant exercisable for 24 months. The warrants are exercisable at $0.10 per share in the first year and at $0.10 in the second year. The Company issued the units on October 30, 2008

In September 2008, the Company completed a non-brokered private placement of 106,781 units at $0.10 per unit. Each unit is comprised of one common share and one common share purchase warrant exercisable for 24 months. The warrants are exercisable at $0.10 per share in the first year and at $0.15 in the second year.

In August 2008, the Company agreed to issue 706,142 shares to certain creditors to extinguish accounts payable totalling $70,614. The Company and the creditors agreed upon an assigned value of $0.10 per share. Of the 706,142 shares issued 317,990 shares were issued to directors of the Company to settle debts of $31,799.

In June 2008, the Company completed non-brokered private placements to issue 333,333 units at $0.15 per unit for proceeds of $50,000 .  Each unit is comprised of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional common share at a price of $0.30 per share for a period of two years from the date of issue. The Company issued the units 100,000 on June 12, 2008 and the remainder of 233,333 units on September 9, 2008. Finders Fee of 8% for a total of 8,000 common shares was paid.

In February 2008, the Company completed non-brokered private placements to issue 561,733 units at $0.09 per unit for proceeds of $50,556.  Each unit is comprised of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional common share at a price of $0.15 per share for a period of two years from the date of issue. The Company issued the units on February 27, 2008.

In November 2007, the Company issued 100,000 common shares as security for accounts payable pursuant to a court settlement. The Company was required to make monthly payments of $1,000 for 14 months and issued shares as security over the period the debt was to be repaid. Once the Company has extinguished the debt, the Company will cancel the shares. The shares of the Company are currently being held in trust with the lawyer of their creditor.

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

In February 2007, the Company negotiated a non-brokered private placement of 580,000 common units at a purchase price of $0.15 per unit for proceeds of $87,000. Each unit is composed of one common share and one common share warrant exercisable for 24 months from date of issue at a price of $0.30 per warrant. The Company issued the units on July 11, 2007.

In February 2008, the Company completed non-brokered private placements to issue 561,733 units at $0.09 per unit for proceeds of $50,556.  Each unit is comprised of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional common share at a price of $0.15 per share for a period of two years from the date of issue. The Company issued the units on February 27, 2008.

In November 2007, the Company issued 100,000 common shares as security for accounts payable pursuant to a court settlement. The Company was required to make monthly payments of $1,000 for 14 months and issued shares as security over the period the debt was to be repaid. Once the Company has extinguished the debt, the Company will cancel the shares. The shares of the Company are currently being held in trust with the lawyer of their creditor.

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

In February 2007, the Company negotiated a non-brokered private placement of 580,000 common units at a purchase price of $0.15 per unit for proceeds of $87,000. Each unit is composed of one common share and one common share warrant exercisable for 24 months from date of issue at a price of $0.30 per warrant. The Company issued the units on July 11, 2007.

In January 2007, the Company negotiated a non-brokered private placement of 120,000 common units at a purchase price of $0.15 per unit for proceeds of $18,000. Each unit is composed of one common share and one common share warrant exercisable for 24 months from date of issue at a price of $0.30 per warrant. The Company issued the units on July 11, 2007.

On November 20, 2006, the Company completed a non-brokered private placement of 1,000,000 units at $0.10 per unit. Each unit is comprised of one common share and one common share purchase warrant exercisable for 24 months. The warrants are exercisable at $0.10 per share in the first year and at $0.15 in the second year.  Of the 1,000,000 common shares issued, 370,960 common shares were issued to settle a $37,096 debt incurred on behalf of the Company by an officer of the Company and 629,040 common shares were issued for proceeds of $62,904.  The Company issued the units on February 28, 2007

In respect to the above private placements totalling 3,072,912 units, if the Company’s shares trade on the OTC B:B at a price greater than or equal to $0.50 per share at any time during the trading day for a period of ten consecutive trading days (the Premium Trading Days) the exercise period shall be shortened to a period of 14 calendar days commencing on that day that is the tenth Premium Trading Day.

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

Share purchase warrants outstanding as at October 31, 2008, 2007 and 2006 were as follows:

	Number of Warrants	Weighted Average Exercise Price

Balance, outstanding and exercisable October 31, 2006	1,250,000	$0.35
Issued	2,525,000	$0.24

Balance, outstanding and exercisable October 31, 2007	3,775,000	$0.28
Issued	1,547,912	$0.20

Balance, outstanding and exercisable October 31, 2008	5,322,912	$0.26

			Number of Warrants
Expiry Date	Fair Value	Exercise Price	2008	2007
February 28, 2009*	$-	$0.35	1,250,000	1,250,000
November 19, 2009	-	$0.15	1,000,000	1,000,000
February 15, 2009*	-	$0.30	700,000	700,000
November 28, 2009	-	$0.30	825,000	825,000
February 27, 2010	-	$0.15	561,733	0
June 11, 2010	-	$0.15	333,333	0
September 7,2010	-	$0.10	106,781	0
October 26, 2010	-	$0.10	546,065	0

Total			5,322,912	3,775,000

*Term extended to 2010 subsequent to October 31, 2008

The following table summarizes the Company's stock option activity for the years ended October 31, 2008, 2007, and 2006:

	Number of Options	Weighted Average Exercise Price

Balance, outstanding and exercisable October 31, 2006	800,000	$0.25
Granted	1,300,000	$0.25
Cancelled/Expired	(800,000)	$0.25

Balance, outstanding and exercisable October 31, 2007	1,300,000	$0.25
Granted	1,700,000	$0.12
Cancelled/Expired	(250,000)	$0.25

Balance, outstanding and exercisable October 31, 2008	2,750,000	$0.17

On July 5, 2007 the Company granted stock options to a directors and a consultant of the Company in the amount of 1,300,000 at exercisable price of $0.25 with an expiry date of July 4, 2009. During the fiscal year ended October 31, 2008, the Company issued stock options on February 18, 2008 in the amount of 250,000 exercisable at $0.25 per share for period of 5 years and on October 29, 2008 in the amount of 1,450,000 exercisable at $0.10 per share for period of 5 years.

Stock options to directors, officers and consultants outstanding and exercisable as at October 31, 2008 and 2007 were as follows:

			Number of Options
Expiry Date	Calculated Fair Value	Exercise Price	2008	2007
July 4, 2009	$0.13	$0.25	1,050,000	1,300,000
February 17,2013	$0.10	$0.25	250,000	0
October 29,2013	$0.03	$0.10	1,450,000	0

Total			2,750,000	1,300,000

All options granted during 2008 and 2007 were fully vested at the time of their grant.

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

Description of Securities

The Company is authorized 50,000,000 of Common Shares.

Common Shares

The Company is authorized to issue 50,000,000 of common shares without nominal or par value of which, as at October 31, 2008, 20,053,208 shares are issued and outstanding as fully paid and non-assessable 2,750,000 shares are reserved under directors’, employees and management stock options (see “Item 6A. Directors, Senior Management and Employees – Share Ownership – Stock Options”). The holders of the common shares are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, and on every poll taken at every such meeting, or adjourned meeting, every holder of Common Shares shall be entitled to one vote in respect of each Common Share held.

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

Under  the  supervision  and  with  the  participation  of the Company’s management,  including  its  Chief Executive Officer and Chief Financial Officer,  the  Company  evaluated  the  effectiveness  of the design and operation  of its disclosure controls and procedures (as defined in Rule 13a-15(e)  or  15d-15(e)  under  the  Exchange  Act).   Based  upon that evaluation,  the  Chief  Executive  Officer  and Chief Financial Officer concluded  that, as of the end of the period covered by this report, the Company’s  disclosure  controls  and procedures were adequately designed and are effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded,  processed,  summarized  and  reported within the time periods specified in applicable rules and forms.

In  addition,  the Company’s Chief Executive Officer and Chief Financial Officer  have determined that the disclosure controls and procedures are effective  to  ensure  that  information required to be disclosed in the  reports  that  are  filed  under  the  Exchange  Act  is accumulated and communicated  to  management,  including the Chief Executive Officer and Chief  Financial  Officer,  to allow timely decisions regarding required disclosure.

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

Internal Disclosure Controls and Procedures

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f)   and   15d-15(f) under the Exchange Act.   The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting   described   below.   The  Company’s  internal  control  over financial   reporting  is  a  process  designed  to  provide  reasonable assurance  regarding  the  reliability  of  financial  reporting and the  preparation  and  fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation  of  effectiveness  to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that  the  degree  of  compliance  with  the  policies or procedures may deteriorate.

Management  conducted  an  evaluation of the design and operation of the Company’s  internal  control  over financial reporting as of October 31, 2008  based  on  the criteria set forth in Internal Control  Integrated Framework  issued  by  the  Committee of Sponsoring Organizations of the Tread way   Commission.    This   evaluation   included   review  of  the documentation  of  controls,  evaluation  of the design effectiveness of controls,  testing  of  the  operating  effectiveness  of controls and a conclusion on this evaluation.  Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of October 31, 2008 and no material weaknesses were discovered.

The Company has evaluated the effectiveness of our disclosure controls and procedures and has concluded that they are effective to provide assurance that material information relating to the Company and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations.

Attestation Report of the registered public accounting firm

The  report  immediately  preceding  the  Company’s audited consolidated balance  sheets  as  at  October  31,  2008  and 2007 is incorporated by reference herein.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal controls over financial reporting or in other factors that could significantly affect these controls during the year ended October 31, 2008, or subsequent to the evaluation date identified in connection with the evaluation thereof by the Company's management including the Chief Executive Officer and Acting Chief Financial Officer, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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

	Year Ended October 31
	2008	2007
Audit Fees	$36,500	$24,000
Audit-related Fees	0	0
Tax Fees	-	-
All Other Fees	-	-
Total	$36,500	$24,500

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

ITEM 16E                      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company, nor any affiliated purchaser of the Company, has purchased any of the Company's securities during 2008.

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

WORLD VENTURES INC.
(An Exploration Stage Company)

Consolidated Financial Statements
October 31, 2008 and 2007

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of World Ventures Inc. (An Exploration Stage Company) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities.  The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated balance sheets as at October 31, 2008 and 2007 and the consolidated statements of operations and deficit and cash flows for the years ended October 31, 2008, 2007 and 2006 have been audited by Smythe Ratcliffe LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

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

Vancouver, Canada
May 15, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF WORLD VENTURES INC. (AN EXPLORATION STAGE COMPANY)

We have audited the consolidated balance sheets of World Ventures Inc. (an Exploration Stage Company) as at October 31, 2008 and 2007 and the consolidated statements of operations and deficit and cash flows for the years ended October 31, 2008, 2007, and 2006.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended October 31, 2008, 2007, and 2006 in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
May 15, 2009

COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA – UNITED STATES OF AMERICA REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors requires the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as described in note 2 to the consolidated financial statements.  Our report to the shareholders dated May 15, 2009 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when they are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
May 15, 2009

7th Floor, Marine Building                                      Fax:                604.688.4675                                                                                                                                                                 A Member of PKF International
355 Burrard Street, Vancouver, BC                        Telephone:   604.687.1231
Canada V6C 2G8                                                       Web:              SmytheRatcliffe.com

WORLD VENTURES INC.
(An Exploration Stage Company)
Consolidated Balance Sheets
October 31

	2008	2007

Assets (note 3)

Current
Cash	$410	$126,338
Accounts receivable (note 10)	4,666	5,234

	5,076	131,572
Deposit (note 9(b))	14,000	0
Equipment (note 6)	769	1,026
Resource Properties (notes 7 and 10)	480,724	432,010

	$500,569	$564,608

Liabilities

Current
Accounts payable and accrued liabilities (notes 3, 8 and 10)	$290,906	$272,333

Shareholders’ Equity

Capital Stock (note 9(b))	8,167,130	7,975,093
Contributed Surplus (note 9(f))	613,097	494,523
Deficit	(8,570,564)	(8,177,341)

	209,663	292,275

	$500,569	$564,608

Going Concern (note 2)
Contingencies (note 14)
Subsequent Events (note 15)

Approved on behalf of the Board:

/s/ Stewart A. Jackson
........................................................................................  Director
Stewart A. Jackson

/s/ Gary Van Norman
........................................................................................  Director
Gary Van Norman

See notes to consolidated financial statements.

WORLD VENTURES INC.
(An Exploration Stage Company)
Consolidated Statements of Operations and Deficit
Years Ended October 31

	2008	2007	2006

Expenses
Travel and promotion (note 10(e))	$68,380	$25,547	$45,252
Stock-based compensation (note 9)	60,156	171,470	0
Accounting and administration	54,783	47,323	28,403
Professional fees	53,869	19,973	37,436
Consulting fees (note 10(a))	37,451	4,500	2,000
Shareholder communications (note 10(b))	30,000	0	0
Filing fees	12,555	7,814	8,653
Rent (note 10(c))	12,000	12,000	12,000
Office	7,758	21,882	7,513
Interest and bank charges	6,385	5,668	8,025
Telephone and fax	6,319	3,627	2,465
Vehicle and fuel	1,169	413	253
Amortization	257	256	320

Loss Before Other Items	(351,082)	(320,473)	(152,320)
Other Items
Write-off of accounts payable (note 14)	15,094	0	0
Write-down of resource properties (note 7)	(57,235)	0	0

Net Loss and Comprehensive Loss for the Year	(393,223)	(320,473)	(152,320)
Deficit, Beginning of Year	(8,177,341)	(7,856,868)	(7,704,548)

Deficit, End of Year	$(8,570,564)	$(8,177,341)	$(7,856,868)

Loss per Share, basic and diluted	$(0.02)	$(0.02)	$(0.01)

Weighted Average Number of Common Shares Outstanding	18,454,883	15,992,182	14,616,609

See notes to consolidated financial statements.

WORLD VENTURES INC.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
Years Ended October 31

	2008	2007	2006

Operating Activities
Net loss	$(393,223)	$(320,473)	$(152,320)
Items not involving cash
Stock-based compensation	60,156	171,470	0
Write-off of accounts payable	(15,094)	0	0
Write-down of resource properties	57,235	0	0
Write-down of equipment	0	0	492
Amortization	257	256	320

	(290,669)	(148,747)	(151,508)
Changes in non-cash working capital
Accounts receivable	568	(2,549)	1,655
Accounts payable and accrued liabilities	104,281	34,918	(27,021)

Cash Used in Operating Activities	(185,820)	(116,378)	(176,874)

Investing Activity
Expenditures on resource properties	(105,949)	(107,291)	(60,414)

Financing Activity
Proceeds from private placements	165,841	332,904	250,000

Inflow (Outflow) of Cash	(125,928)	109,235	12,712
Cash, Beginning of Year	126,338	17,103	4,391

Cash, End of Year	$410	$126,338	$17,103

Supplemental Information for Investing and
Financing Activities
Bifurcation of the units (notes 9(b) and 9(c))	$58,418	$0	$0
Common shares issued for settlement of accounts payable (note 9(b))	$70,614	$37,096	$67,720
Common shares issued as deposit for accounts payable (note 9(b))	$14,000	$0	$0

Supplemental Cash Flow Information
Interest paid	$282	$540	$2,322
Income taxes paid	$0	$0	$0

See notes to consolidated financial statements.

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2008, 2007 and 2006

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

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast substantial doubt on the validity of the going concern assumption. The Company has incurred significant operating losses (2008 – $393,223; 2007 – $320,473; 2006 – $152,320) and has an accumulated deficit of $8,570,564 (2007 – $8,177,341) and a working capital deficiency of $285,830 (2007 – $140,761) at October 31, 2008.  The Company's ability to continue as a going concern is dependent upon its ability to secure additional financing on a timely basis, receive cooperation from its creditors and achieve sufficient cash flows to cover obligations and expenses.  The outcome of these matters cannot be predicted at this time.

The Company currently has some long outstanding amounts owed to creditors which have gone to collection agencies.  The Company owes the British Columbia government for corporation capital tax (note 3), which has interest accruing on a monthly basis.  Additionally the court order requirement to repurchase shares as mentioned in note 9(e) is still incomplete.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The investment in and expenditures on resource properties comprise substantially all of the Company's assets. The Company has no source of revenue, and has significant cash obligations to meet its administrative overhead, maintain its resource properties and continue exploration activities.  The recoverability of amounts shown for resource properties is dependent on several factors. These include the discovery of economically recoverable reserves, the ability of the Company to raise the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of resource properties. The carrying value of the Company’s resource properties does not reflect current or future values.

These financial statements do not give effect to any adjustments to the amounts and classifications of assets and liabilities, which might be necessary should the Company be unable to continue operations as a going concern.

3.	CHARGE ON ASSETS

A charge has been placed over all the assets of the Company as security for unpaid British Columbia corporation capital tax amounting to approximately $102,567 (2007 – $96,687), including interest, as at October 31, 2008. This amount is included in accounts payable (note 8).

See notes to consolidated financial statements.

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2008, 2007 and 2006

4.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

These financial statements include the accounts of the Company and its integrated wholly-owned subsidiary, World Ventures (Nevada) Inc. All inter-company balances and transactions have been eliminated.

(b)	Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all figures are in Canadian dollars.  Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States of America, as described in note 13.

(c)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the rates of amortization of equipment, the recovery of resource property interests, asset retirement obligations, the assumptions used in the determination of the fair value of stock-based compensation and warrants, allocation of proceeds for units between common shares and warrants, the determination of the valuation allowance for future income tax assets, and accrued liabilities. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

(d)	Equipment

Equipment is recorded at cost less amortization.

Amortization of machinery and equipment is calculated at 20% per annum using the declining-balance method.

(e)	Resource properties

The Company capitalizes all costs related to investments in resource properties on a property-by-property basis.  Such costs include property acquisition costs and exploration expenditures, net of any recoveries.  Costs are deferred until such time as the extent of mineralization has been determined and resource property interests are either developed or the Company’s mineral rights are allowed to lapse.

All deferred resource property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment.  When the carrying value of a property exceeds its net recoverable amount as estimated by quantifiable evidence of an economic geological resource or reserve, or the ability to sell the property for an amount exceeding the deferred costs, a provision is made for the impairment in value.

See notes to consolidated financial statements.

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2008, 2007 and 2006

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Resource properties (continued)

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

(f)	Asset retirement obligations (“ARO”)

The Company recognizes an estimate of the liability associated with an ARO in the financial statements at the time the liability is incurred.  The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset.  The capitalized amount will be depleted on a straight-line basis over the estimated life of the asset.  The liability amount will be increased each reporting period due to the passage of time and the amount of accretion will be charged to operations in the period.  The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost.  Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.  At present the Company has determined that it has no material AROs to record in the financial statements.

(g)	Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences).  Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantively enacted.  The amount of future income tax assets recognized is limited to the amount of the benefit that is, more likely than not, to be realized.

See notes to consolidated financial statements.

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2008, 2007 and 2006

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)	Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged to operations, with the offset credit to contributed surplus, over the vesting period. If and when the stock options are exercised, the applicable amounts of contributed surplus are transferred to capital stock.

(i)	Loss per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments.  It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

(j)	Financial instruments

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities. Financial assets and liabilities classified as held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Financial instruments classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders' equity. Any financial instrument may be designated as held-for-trading upon initial recognition. When a decline in the fair value of an available-for-sale financial asset has been recognized in comprehensive income, and there is objective evidence that the impairment is other than temporary, the cumulative loss that had been previously recognized in accumulated other comprehensive income is removed from accumulated other comprehensive income and recognized in net income even though the financial asset has not been derecognized.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

Comprehensive income or loss is defined as the change in equity from transactions and other events from sources other than the Company's shareholders that are excluded from the calculation of net income (loss) calculated in accordance with Canadian GAAP. The Company has no items of other comprehensive income in any period presented. Therefore, net loss as presented in the Company’s consolidated statements of operations equals comprehensive loss.

See notes to consolidated financial statements.

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2008, 2007 and 2006

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(k)	Warrants

The proceeds from the issuance of units are allocated between common shares and common share purchase warrants on a pro-rata basis based on relative fair values using the market trading price and the Black-Scholes option pricing model for the common shares and warrants respectively.

(l)	Foreign currency transactions

The functional currency of the Company is the Canadian dollar.  Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities, at the rate of exchange in effect at the balance sheet date;
(ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and
(iii)	Expenses, at the exchange rate prevailing at the time of the transaction.

Gains and losses arising from the translation are included in net loss for the year.

(m)	Adoption of new accounting standards

Effective November 1, 2007, the Company adopted the following standards of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook.

(i)	Capital Disclosures

Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed.  The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclose whether it has complied with any capital requirements to which it is subject and the consequences of non-compliance. Other than the additional disclosure presented in note 12, this section does not significantly affect the consolidated financial statements of the Company.

(ii)	Financial Instruments – Disclosures and Financial Instruments – Presentation

Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”, replace Handbook Section 3861, “Financial Instruments – Disclosures and Presentation”, revising its disclosure requirements, and carrying forward its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 3862 specifies disclosures that enable users to evaluate: (i) the significance of financial instruments for the entity's financial position and performance; and (ii) the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

Other than the additional disclosure presented in note 5, adoption of these standards does not significantly affect the consolidated financial statements of the Company.

See notes to consolidated financial statements.

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2008, 2007 and 2006

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)           Adoption of new accounting standards (continued)

(iii)	Amendments to Section 1400 – Going Concern

CICA Section 1400, “General Standards of Financial Statement Presentation”, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. When financial statements are not prepared on a going concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going concern. The Company’s accounting policies were already in accordance with the requirements of the amended section and there was no effect on the Company’s consolidated financial statements.

(n)	Future accounting changes

(i)	International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that January 1, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The IFRS standards will be effective for the Company for interim and fiscal period reporting commencing November 1, 2011. The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the year ended October 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(ii)	Business Combinations

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners.  Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

These new sections apply to interim and annual consolidated financial statements of the Company beginning November 1, 2011. Earlier adoption of these sections is permitted as of the beginning of the 2009 fiscal year. All three sections must be adopted concurrently. The Company will assess the impact of these new sections on its consolidated financial statements at the time of a future business combination, if any.

See notes to consolidated financial statements.

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2008, 2007 and 2006

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n)	Future accounting changes (continued)

(iii)	Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”.  These sections establish standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The new section is effective for the Company November 1, 2008.  The Company is in the process of assessing the impact of this new section on its consolidated financial statements.

(iv)	Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 20, 2009, the Emerging Issues Committee (“EIC”) of the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, which clarifies that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments. EIC-173 is to be applied retrospectively without restatement of prior periods in interim and annual financial statements for periods ending on or after the date of issuance of EIC-173. The Company will adopt this recommendation in its fair value determinations for its fiscal year ending October 31, 2009.

(v)	Mining Exploration Costs

In March 2009, the EIC issued EIC-174, “Mining Exploration Costs”, which provides guidance on capitalization of exploration costs related to mining properties. It also provides guidance for development and exploration stage entities that cannot estimate future cash flows from its properties in assessing whether impairment in such properties is required. EIC-174 also provides additional discussion on recognition for long-lived assets. EIC-174 is to be applied retrospectively without restatement of prior periods in interim and annual financial statements for periods ending on or after the date of issuance of EIC-174. The Company will adopt this recommendation for its fiscal year ending October 31, 2009.

See notes to consolidated financial statements.

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2008, 2007 and 2006

5.           FINANCIAL INSTRUMENTS

The Company has classified its cash as held-for-trading, accounts receivable as loans and receivables and accounts payable and accrued liabilities as other financial liabilities.

The carrying values of cash, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to their short-term maturity of these financial instruments.

The Company's risk exposure and the impact on the Company's financial instruments are summarized below:

(a)	Credit risk

Credit risk is the risk the Company will face a financial loss from not being able to collect or access their financial assets. The Company is not exposed to significant credit risk on its financial assets.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.  The Company’s objective is to maintain sufficient cash to meet the Company’s business requirements; however, at October 31, 2008, the cash balance of $410 is insufficient to meet the Company’s immediate needs.  Therefore, the Company will be required to raise additional capital or sell one or more of its resource properties in order to fund its operations for 2009. At October 31, 2008, the Company had accounts payable and accrued liabilities of $290,206 (2007 – $272,333), which are all payable within six months.

(c)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: interest rate risk, foreign currency risk, and other price risk.

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk due to the short-term nature of its monetary assets and liabilities; however, it is subject to interest rate risk to the extent of changes in the prescribed interest rate charged by the Minister of Finance (note 3).

See notes to consolidated financial statements.

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2008, 2007 and 2006

5.           FINANCIAL INSTRUMENTS (continued)

(c)           Market risk (continued)

(ii)	Foreign currency risk

The Company is exposed to foreign currency risk to the extent that certain assets, and the commitments related to those assets, are denominated in foreign currencies. Changes in these foreign exchange rates will result in an increase or decrease in future cash outflows.  The Company has not entered into any foreign currency contracts to mitigate this risk. As at October 31, 2008, the Company is committed, via its Lapon property option agreement (note 7(a)), to making monthly payments of USD $4,500 totalling USD $54,000 for the year.

The Company’s sensitivity analysis suggests that a consistent 10% change in the absolute rate of exchange in United Stated dollars, the foreign currency for which the Company has future commitments, would lead to a change in cash flows of USD $5,400 for the Company.

(iii)	Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk, foreign exchange risk or commodity price risk.  The Company has no financial instruments exposed to such risk.

6.	EQUIPMENT

	2008
	Cost	Accumulated Amortization	Net

Machinery	$5,671	$5,136	$535
Equipment	967	733	234

	$6,638	$5,869	$769

	2007
	Cost	Accumulated Amortization	Net

Machinery	$5,671	$4,957	$714
Equipment	967	655	312

	$6,638	$5,612	$1,026

See notes to consolidated financial statements.

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2008, 2007 and 2006

7.	RESOURCE PROPERTIES

	Lapon	Guanacaste	Triton	Crystal Springs	Gladiator	Totals
	(note 7(a))	(note 7(b))	(note 7(d))	(note 7(e))	(note7(f))
Balance, October 31, 2006	$309,985	$1	$2,000	$12,732	$0	$324,719
Insurance	5,344	0	0	0	0	5,344
Filing fees	0	0	2,172	0	0	2,172
Legal	0	0	0	0	8,630	8,629
Consulting	25,000	0	0	0	0	25,000
Lease and supplies	57,954	0	0	4,000	0	61,954
Travel	4,192	0	0	0	0	4,192
Net expenditures for the year	92,490	0	2,172	4,000	8,630	107,291

Balance, October 31, 2007	402,475	1	4,172	16,732	8,630	432,010
Insurance	5,965	0	0	0	0	5,965
Legal	3,524	0	766	957	2,657	7,904
Consulting	12,266	0	3,991	5,461	9,869	31,587
Lease and supplies	56,493	0	0	4,000	0	60,493
Net expenditures for the year	78,248	0	4,757	10,418	12,526	105,949
Write-off of properties	0	0	(8,929)	(27,150)	(21,156)	(57,235)

Balance, October 31, 2008	$480,723	$1	$0	$0	$0	$480,724

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

(a)	Lapon Canyon, Nevada, USA

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

In January 2007, an Amendment Agreement Letter amended the term of the lease to automatically extend the lease for an additional five years to June 6, 2012.  The amended minimum lease payment is US $4,500 per month from September 6, 2007 through the sixth day of each month thereafter (paid to March 2009).

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

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2008, 2007 and 2006

7.	RESOURCE PROPERTIES (Continued)

(a)	Lapon Canyon, Nevada, USA (continued)

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

On April 9, 2009, the Company entered into a letter of intent to option up to 50% of the ownership interest in the Lapon Canyon property to an unrelated third party. The optionee can earn a 20% interest in the property by paying the Company $100,000 within 7 days of the execution of the letter of intent. The optionee can earn the additional 30% interest by making exploration expenditures of $650,000 within two years of the letter of intent within the context of the exploration program of the Company.

(b)	Guanacaste, Costa Rica

Pursuant to an option agreement dated October 23, 1995 and amended February 27, 1996, the Company acquired an option for the mineral and surface rights in Concession 6622 situated in the Juntas de Abangares, District of Guanacaste, Costa Rica, subject to a 10% royalty in favour of Minera Oceanica S.A. on operating profits derived from the property, or US $100,000 per year, whichever is greater.  This royalty has been waived indefinitely until the commencement of production. The Company wrote down its investment of $395,496 in the property during 2003 and is holding the rights for future use. There were no expenditures in 2008, 2007 or 2006 for this property.

(c)	Pan-Oro, Panama

During 1995, the Company entered into a letter of agreement with Grande Portage Resources Ltd. to enter into a joint venture agreement to develop mineral concessions in Panama.  The agreement has not yet been concluded and regulatory approval remains outstanding.  During 2001, the Company decided to write-down its investment in this property to a nominal carrying value.  The Company has a 90% ownership interest in Pan-Oro S.A., an inactive Panamanian corporation. As at October 31, 2008, the Company is not actively exploring this property. There were no expenditures on the property in 2008, 2007 or 2006.

(d)	Triton, Ontario, Canada

The Company had written-off the cost of its initial interest in this property in its 1997 fiscal year. During the 2004 fiscal year, the Company acquired an additional 50% interest for a total 100% interest in certain mineral claims located in MacMurchy Township of the Lardev Lake Mining Division, Ontario, subject to a 1% NSR payable to Teck Cominco Limited.

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

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2008, 2007 and 2006

7.	RESOURCE PROPERTIES (Continued)

(d)	Triton, Ontario, Canada (continued)

Starfire informed the Company that they were actively exploring this property and that approximately 800 acres of mining claims have been added to the Triton property.  On July 18, 2005, Starfire relinquished its right to earn a 50% interest in the property. In March 2009, the Company’s claims lapsed, and the Company has written-off its investment of $8,929 in the property.

(e)	Crystal Springs, Saskatchewan, Canada

In April 2006, the Company acquired over 57,000 acres (23,700 hectares) of mineral rights near Fort a la Corne, Saskatchewan, Canada, from Saskatchewan Mineral Claims and private mineral rights. Of the 57,000 acres, approximately 640 acres were private minerals rights.

The Company entered into a lease purchase agreement dated July 1, 2005 to acquire the right to explore, develop and mine a property located in the vicinity of Fort a la Corne, Saskatchewan, Canada (“Crystal Springs Property”).   The initial lease term is ten years with the first payment of $2,000 upon execution of the agreement on March 31, 2006 and an annual sum of $4,000. The Company has an option to purchase the Crystal Springs Property upon commercial development. Upon commencing mining operations on the Property, the Company will pay the vendors a royalty on production equal to 5% of net profits and $4,000 per annum. The Saskatchewan Mineral Claims require expenditures of $12 per hectare for years 2 to 10 to maintain mineral claims in good standing.

While the claims remain active and in good standing, the Company has written-off its investment of $27,150 at October 31, 2008 as no exploration activities are planned for 2009. Future work on this property is subject to the availability of financing.

(f)	Gladiator, Arizona, USA

On April 11, 2007, the Company entered into a letter of intent to purchase 100% of the issued and outstanding shares of Nor-Quest Arizona Inc., an Arizona corporation. Nor-Quest Arizona has title to 170 acres within the Prescott National Forest in the state of Arizona.

The letter of intent expired March 31, 2009, without the Company closing a purchase agreement and the Company has written-off its investment of $21,156 at October 31, 2008.

(g)	Kootenay, British Columbia, Canada

In prior years the Company sold its 100% working interest in the Jersey-Emerald mineral claims located in the Nelson Mining Division, Kootenay, British Columbia, Canada (“Jersey-Emerald Property”). The Company retained a 1.5% NSR in the Jersey-Emerald Property. The Company has not received any payments from the NSR to date.

See notes to consolidated financial statements.

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2008, 2007 and 2006

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2008	2007

Trade payables and accruals	$108,430	$113,091
Capital taxes payable (note 3)	102,567	96,687
Obligation to redeem shares (note 9(e))	60,000	60,000
Due to related parties (note 10)	19,909	2,555

	$290,906	$272,333

9.	CAPITAL STOCK

(a)	Authorized

50,000,000 common shares without par value

(b)	Issued and outstanding

	Number of Shares	Amount

Balance, October 31, 2006	15,166,154	$7,605,093
Issue of common shares for cash	1,329,040	167,904
Issue of common shares for settlement of debt	370,960	37,096
Share subscriptions (825,000 common shares issued on November 28, 2007)	0	165,000

Balance, October 31, 2007	16,866,154	7,975,093
Settlement of share subscriptions	825,000	0
Issue of common shares for cash	1,555,912	107,422
Issue of common shares for settlement of debt	706,142	70,614
Issue of common shares as security for amounts payable	100,000	14,000

Balance, October 31, 2008	20,053,208	$8,167,129

In October 2008, the Company completed a non-brokered private placement of 546,065 units at $0.10 per unit. Each unit is comprised of one common share and one common share purchase warrant exercisable for 24 months at $0.20 per share. The net proceeds of $54,065 were allocated $35,203 to common shares and $19,404 to the warrants on a relative fair value basis.

In September 2008, the Company completed a non-brokered private placement of 106,781 units at $0.10 per unit. Each unit is comprised of one common share and one common share purchase warrant exercisable for 24 months at $0.20 per share. The net proceeds of $10,678 were allocated $6,823 to common shares and $3,855 to the warrants on a relative fair value basis.

See notes to consolidated financial statements.

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2008, 2007 and 2006

9.	CAPITAL STOCK (Continued)

(b)           Issued and outstanding (continued)

In June 2008, the Company completed non-brokered private placements to issue 333,333 units at $0.15 per unit.  Each unit is comprised of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional common share at a price of $0.30 per share for a period of two years from the date of issue. The Company issued 100,000 units on June 12, 2008 and the remaining of 233,333 shares on September 9, 2008 and 233,333 warrants on October 27, 2008.  The proceeds of $50,000 were allocated $34,554 to common shares and $15,446 to the warrants on a relative fair value basis.  The Company issued 8,000 common shares as finder’s fees.

In February 2008, the Company completed non-brokered private placements to issue 561,733 units at $0.09 per unit.  Each unit is comprised of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional common share at a price of $0.15 per share for a period of two years from the date of issue. The proceeds of $50,556 were allocated $30,843 to common shares and $19,713 to the warrants on a relative fair value basis.

In August 2008, the Company agreed to issue 706,142 shares to certain creditors to settle accounts payable totalling $70,614. The Company and the creditors agreed upon an assigned value of $0.10 per share. Of the 706,142 shares issued 317,990 shares were issued to directors of the Company to settle debts of $31,799.

In November 2007, the Company issued 100,000 common shares as a deposit as security for certain accounts payable pursuant to a court settlement. The Company was required to make monthly payments of $1,000 for 14 months to settle certain accounts payable, and issued shares as security over the period the debt is to be repaid. Once the Company has extinguished the debt, the Company will cancel the shares. The shares of the Company are currently being held in trust by the lawyer of their creditor.

In July 2007, the Company completed non-brokered private placements to issue 825,000 units at $0.20 per unit for proceeds of $165,000.  Each unit is comprised of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional common share at a price of $0.30 per share for a period of two years from the date of issue. The shares were issued November 28, 2007.

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

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2008, 2007 and 2006

9.           CAPITAL STOCK (Continued)

(b)           Issued and outstanding (continued)

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

In respect to the above private placements totalling 3,072,912 units, if the Company’s shares trade on the OTC B:B at a price greater than or equal to $0.30 per share at any time during the trading day for a period of ten consecutive trading days (the Premium Trading Days) the exercise period of the warrants shall be shortened to a period of 14 calendar days commencing on that day that is the tenth Premium Trading Day for  333,333 of the units while the remaining 2,739,579 units have the same feature at a price of $0.50 per share.

(c)	Stock options

The Company has not implemented a formal stock option plan. The following table summarizes the Company's stock option activity for the years ended October 31, 2008 and 2007:

	Number of Options	Weighted Average Exercise Price

Balance, outstanding and exercisable October 31, 2006	800,000	$0.25
Granted	1,300,000	$0.25
Cancelled/Expired	(800,000)	$0.25

Balance, outstanding and exercisable October 31, 2007	1,300,000	$0.25
Granted	1,700,000	$0.12
Cancelled	(250,000)	$0.25

Balance, outstanding and exercisable October 31, 2008	2,750,000	$0.17

See notes to consolidated financial statements.

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2008, 2007 and 2006

9.	CAPITAL STOCK (Continued)

(c)	Stock options (continued)

Stock options to directors, officers and consultants outstanding and exercisable as at October 31, 2008 and 2007 were as follows:

			Number of Options
Expiry Date	Grant Date Fair Value	Exercise Price	2008	2007
July 4, 2009	$0.13	$0.25	1,050,000	1,300,000
February 17,2013	$0.10	$0.25	250,000	0
October 29,2013	$0.03	$0.10	1,450,000	0

Total			2,750,000	1,300,000

All options granted during 2008 and 2007 were fully vested at the time of their grant.

(d)           Share purchase warrants

Share purchase warrants outstanding as at October 31, 2008, 2007 and 2006 were as follows:

	Number of Warrants	Weighted Average Exercise Price

Balance, outstanding and exercisable October 31, 2006	1,250,000	$0.35
Issued	2,525,000	$0.24

Balance, outstanding and exercisable October 31, 2007	3,775,000	$0.28
Issued	1,547,912	$0.20

Balance, outstanding and exercisable October 31, 2008	5,322,912	$0.26

		Number of Warrants
Expiry Date	Exercise Price	2008	2007
February 28, 2009*	$0.35	1,250,000	1,250,000
November 19, 2009	$0.15	1,000,000	1,000,000
February 15, 2009*	$0.30	700,000	700,000
November 28, 2009	$0.30	825,000	825,000
February 27, 2010	$0.15	561,733	0
June 12, 2010	$0.30	100,000	0
September 8, 2010	$0.20	106,781	0
October 27, 2010	$0.30	233,333	0
October 27, 2010	$0.20	546,065	0

Total		5,322,912	3,775,000

*Term extended to 2010 subsequent to October 31, 2008 (note 15).

See notes to consolidated financial statements.

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2008, 2007 and 2006

9.	CAPITAL STOCK (Continued)

(e)	Pursuant to a court judgment dated November 8, 2002, the Company was required to redeem 60,000 shares (300,000 shares prior to 1999 5:1 share consolidation) for $60,000 from a creditor.

As of October 31, 2008, the 60,000 shares have not been redeemed and have been reclassified to accounts payable.

(f)           Contributed surplus

Balance October 31, 2006	$323,053
Stock-based compensation for 2007	171,470

Balance October 31, 2007	494,523
Fair market value of warrants issued in 2008	58,418
Stock-based compensation for 2008	60,156

Balance October 31, 2008	$613,097

The Company uses the Black-Scholes option pricing model to value stock options granted and share purchase warrants issued as part of unit offerings.  The model requires management to make assumptions, which are subjective and may not be representative of actual results.  Changes in assumptions can materially affect estimates of fair values.  For the purposes of the calculation and disclosures for share options, the following weighted average assumptions were used:

	2008	2007

Expected life (years)	5	2
Interest rate	2.86%	4.69%
Annualized volatility	144%	130%
Dividend rate	0.00	0.00

The stock-based compensation of $60,156 (2007 – $171,470; 2006 – $nil) incurred was charged to operations.

For the purposes of the calculation and disclosures for share purchase warrants, the following weighted average assumptions were used:

Expected life (years)	2
Interest rate	2.94%
Annualized volatility	140.57%
Dividend rate	0.00

See notes to consolidated financial statements.

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2008, 2007 and 2006

10.	RELATED PARTY TRANSACTIONS AND BALANCES

(a)
Consulting fees of $66,000 (2007 – $28,500; 2006 – $2,000) were paid to the President of the Company, of which $37,451 (2007 – $4,500; 2006 – $nil) are included in consulting fees expense and $28,458 (2007 - $24,000; 2006 - $2,000) are included in resource properties.

(b)	Consulting fees of $30,000 (2007 – $nil; 2006 – $nil) were paid to a director of the Company for investor relation services provided and were included in shareholder communications.

(c)	The Company was charged rent of $12,000 (2007 – $12,000; 2006 – $12,000) by an individual related to the past president and current director of the Company.

(d)	Stock–based compensation of $60,156 (2007 – $164,875; 2006 – $nil) was incurred by the Company in the issuance of stock options to directors and officers of the Company.

(e)	Travel of $65,108 (2007 – $22,794; 2006 – $37,106) was reimbursed an officer , of the Company for expenses incurred as part of providing his services to the Company.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(f)	Accounts receivable includes $665 (2007 – $2,542) due from a director.

(g)	Accounts payable includes $19,909 (2007 – $708) due to an individual related to the past president and current director of the Company and $nil (2007 – $1,847) due to an officer of the Company.

(h)	During 2008, a shareholder advanced $33,508 (2007 – $42,889) of which all (2007 – $37,096) was settled by the issuance of 335,075 common shares (2007 – 370,960 common shares) of the Company.

The amounts due to and from related parties are unsecured and without interest or stated terms of repayment.

11.	INCOME TAXES

The reconciliation of income tax provision computed at effective statutory rates of 31% (2007 – 34.12%; 2006 – 34.12%) to the reported income tax provision is as follows:

	2008	2007	2006

Income tax benefit computed at Canadian statutory rate	$(122,000)	$(109,000)	$(52,000)
Tax effect of expenses that are not deductible (taxable)
Write-down of resource properties	18,000	0	0
Stock-based compensation	19,000	59,000	0
Other	(3,000)	2,000	2,000
Effect of change in tax rate	291,000	180,000	0
Change in valuation allowance	(203,000)	(132,000)	(50,000)
Income tax provision	$0	$0	$0

See notes to consolidated financial statements.

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2008, 2007 and 2006

11.	INCOME TAXES (Continued)

Future income taxes reflect the tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The applicable tax rate to be expected is 26% (2007 – 31%).  The components of future income tax assets at October 31, 2008 and 2007 are as follows:

	2008	2007

Future income tax assets
Tax value over book value of resource properties	$774,000	$906,000
Tax value over book value of property and equipment	9,000	10,000
Non-capital loss carry-forwards	730,000	869,000
	1,513,000	1,785,000
Valuation allowance	(1,513,000)	(1,785,000)

Future income tax assets	$0	$0

The valuation allowance reflects the Company's estimate that the future income tax assets are not more likely than not to be realized.

The Company has estimated operating losses that may be carried forward to apply against future years’ income for Canadian income tax purposes.  These losses expire as follows:

Available to	Amount

2009	$1,885,000
2010	48,000
2011	112,000
2015	172,000
2026	163,000
2027	143,000
2028	285,000

$2,808,000

12.	CAPITAL MANAGEMENT

The Company is an exploration stage company and this involves a high degree of risk. The Company has not determined whether its properties contain economically recoverable reserves of ore and currently has not earned any revenues from its resource properties and, therefore, does not generate cash flows from operations. The Company's primary source of funds comes from the issuance of share capital. The Company considers common shares to be the capital of the Company and has issued $8,167,130 (2007 – $7,975,093) to October 31, 2008. The Company does not use other sources of financing that require fixed payments of interest and principal due to lack of cash flow from current operations and is not subject to any externally imposed capital requirements, other than as disclosed in note 3.

See notes to consolidated financial statements.

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2008, 2007 and 2006

12.	CAPITAL MANAGEMENT (Continued)

The Company’s objectives of capital management are intended to safeguard its ability to meet normal operating requirements on an ongoing basis and continue the exploration of its resource properties. To effectively manage the Company’s capital requirements, the Company has in place a planning process to determine the funds required to ensure appropriate liquidity to meet its operating and growth objectives. The Company monitors actual expenses on all exploration projects and overhead to manage costs, commitments and exploration activities.

The Company relies on equity financing to fund its operations and exploration programs. Although the Company has been successful at raising funds in the past through the issuance of share capital there can be no assurance that it will be able to do so in the future.

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP

(a)	Recent accounting pronouncements:

(i)
In September 2006, the Financial Accounting Standards Board (“FASB”) issued statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”). The provisions of this standard are to provide guidance for using fair value to measure assets and liabilities. The standard clarifies methods for measuring items not actively traded and the principles that fair value should be based upon when pricing an asset or liability. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year. The adoption of SFAS 157 is not expected to have an impact on the Company’s consolidated financial statements.  SFAS 157-2 defers the Statement’s effective date for certain non-financial assets and liabilities to fiscal years beginning after November 15, 2008, and interim periods within those years.

(ii)
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – an Amendment of FASB Statement No. 115” (“SFAS 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Adoption is required for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of the fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS 157. The adoption of SFAS 157 is not expected to have an impact on the Company’s consolidated financial statements.

See notes to consolidated financial statements.

77

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2008, 2007 and 2006

13.           DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(a)	Recent accounting pronouncements: (continued)

(iii)
SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”), is to replace SFAS No. 141, “Business Combinations”. The new statement retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting be used for all business combinations. The new standard defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. The new statement improves the comparability of the information about business combinations provided in financial reports. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The Company will assess the impact of this statement when a future acquisition occurs.

(iv)
In March 2008, the FASB issued SFAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities” (“SFAS 161”). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivatives instruments, how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows. SFAS 161 is effective for the Company’s 2009 fiscal year. Early adoption is permitted. The Company is currently reviewing the provisions of SFAS 161. However, as the provisions of SFAS 161 are only related to disclosure of derivative and hedging activities, of which the Company has none, the Company does not believe the adoption of SFAS 161 will have a material impact on its consolidated operating results, financial position or cash flows.

(v)
In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US GAAP for nongovernmental entities. SFAS 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The Company is currently evaluating the impact of adoption of SFAS 162 but does not expect adoption to have a material impact on results of operations, cash flows or financial position.

See notes to consolidated financial statements.

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2008, 2007 and 2006

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(b)	Exploration expenditures

Under Canadian GAAP, acquisition costs of resource properties and exploration expenditures are capitalized (note 4(e)).  Under US GAAP, exploration costs are expensed as incurred. When proven and probable reserves are determined for a property and a feasibility study is prepared, then subsequent exploration and development costs of the property would be capitalized.  The capitalized costs of such properties are measured periodically for recoverability of carrying values.

(c)	Development stage company

Pursuant to US GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these consolidated financial statements.

(d)	Income taxes

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (Accounting for Income Taxes)” (“FIN 48”), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 is effective for after the Company’s fiscal year beginning November 1, 2007.

Under US GAAP effective January 1, 2007, the Company adopted the provisions of FIN 48 that prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognized the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on the Company's consolidated financial position or results of operations.

See notes to consolidated financial statements.

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2008, 2007 and 2006

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(e)	Reconciliation of total assets, liabilities and shareholders' equity (deficit):

	2008	2007

Total assets per Canadian GAAP	$500,569	$564,608
Resource property costs	(480,724)	(432,010)
Total assets per US GAAP	$19,845	$132,598

Total liabilities per Canadian GAAP and US GAAP	$290,906	$272,333

Shareholders’ equity per Canadian GAAP	209,663	292,275
Resource property costs	(480,724)	(432,010)

Shareholders’ deficit per US GAAP	(271,061)	(139,735)

Liabilities and shareholders’ deficit per US GAAP	$19,845	$132,598

(f)	Reconciliation of loss reported in accordance with Canadian and US GAAP:

	2008	2007	2006

Net loss per Canadian GAAP	$(393,223)	$(320,473)	$(152,320)
Adjustments to net loss
Write-off of exploration expenditures	(105,949)	(107,291)	(60,414)
Add back of write down of resource properties	57,235	0	0

Net loss per US GAAP	$(441,937)	$(427,764)	$(212,734)

Loss per common share
Canadian GAAP - Basic and diluted	$(0.02)	$(0.02)	$(0.01)

US GAAP - Basic and diluted	$(0.02)	$(0.03)	$(0.01)

Weighted average number of shares outstanding	18,454,883	15,992,182	14,616,609

Weighted average number of shares outstanding does not include the 60,000 shares to be redeemed in accordance with the court judgment (note 9(e)).

(g)           Comprehensive loss

	2008	2007	2006

Net loss per US GAAP	$(441,937)	$(427,764)	$(212,734)
Other comprehensive income (loss)	0	0	0

Comprehensive loss per US GAAP	$(441,937)	$(427,764)	$(212,734)

See notes to consolidated financial statements.

79

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2008, 2007 and 2006

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(h)	Reconciliation of cash flows in accordance with US GAAP

	2008	2007	2006

Net cash used in operating activities of continuing operations in accordance with Canadian GAAP	$(185,820)	(116,378)	(176,874)
Adjustments to net loss involving use of cash
Write-off of expenditures on mineral properties	(105,949)	(107,291)	(60,414)

Net cash used in operating activities of continuing operations in accordance with US GAAP	(291,769)	(223,669)	(237,288)

Net cash used in investing activities of continuing operations in accordance with Canadian GAAP	(105,949)	(107,291)	(60,414)
Reclassification of expenditures on mineral properties	105,949	107,291	60,414

Net cash used in investing activities of continuing operations in accordance with US GAAP	0	0	0

Net cash flows from financing activities of continuing operations in accordance with Canadian and US GAAP	165,841	332,904	250,000

Net increase in cash and cash equivalents in accordance with Canadian and US GAAP	(125,928)	109,235	12,712
Cash and cash equivalents, beginning of year in accordance with Canadian and US GAAP	126,338	17,103	4,391
Cash and cash equivalents, end of year in accordance with Canadian and US GAAP	$410	$126,338	$17,103

See notes to consolidated financial statements.

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2008, 2007 and 2006

14.           CONTINGENCIES

During 2008, the Company wrote-off $15,094 (2007 – $nil; 2006 – $nil) of accounts payable, resulting in a recovery of expenses. These amounts had been in payables since 2002. Management believes these amounts are not liabilities of the Company; however, there is no assurance that these amounts will not be claimed in the future by the Company’s creditors. Should the creditors claim the amounts, the amounts will be recorded at that time and will impact future results of operations and cash flows.

15.	SUBSEQUENT EVENTS

(a)	On February 3, 2009, the Company extended the expiry date on 1,250,000 warrants to February 28, 2010.

(b)	On February 3, 2009, the Company extended the expiry date on 700,000 warrants to February 15, 2010.

(c)
On February 18, 2009, the Company completed a non–brokered private placement of 516,768 units at a purchase price of $0.02 per unit for settlement of debt of $10,335. Each unit is comprised of one common share and one share purchase warrant exercisable for 24 months from closing. Each warrant entitles the holder to purchase one additional common share at a price of $0.04 per share for a period of two years from the date of issue.

(d)
On March 18, 2009, the Company completed a non-brokered private placement of 6,750,000 units at a purchase price of $0.02 per unit for proceeds of $135,000. Each unit is comprised of one common share and one share purchase warrant exercisable for 24 months from closing. Each warrant entitles the holder to purchase one additional common share at a price of $0.04 per share for a period of two years from the date of issue.

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

Date: May 20, 2009