Form 20-F
period 2009-10-31
WORLD VENTURES INC
filed 2010-06-18
CIK 861398

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED: OCTOBER 31, 2009
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
Yes [   ] No [ x ]

If this report is an annual report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.
Yes [   ] No [ x ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [ x ] No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of Exchange Act. (Check one)
Large accelerated filer [   ] Accelerated filer [   ] Non-accelerated filer [ x ]

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [ x ] Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell Company (as defined in Rule 12b-2 of the Exchange Act).

Yes [   ] No [ x ]

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

TABLE OF CONTENTS

TABLE OF CONTENTS		2
GLOSSARY & ABBREVIATIONS		4
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS		6
REPORTING CURRENCY AND FINANCIAL INFORMATION		6
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	7
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	7
ITEM 3	KEY INFORMATION	7
	A. Selected Financial Information	8
	B. Capitalization and Indebtedness	9
	C. Reasons for the Offer and Use of Proceeds	9
	D. Risk Factors	9
ITEM 4	INFORMATION ON WORLD VENTURES INC	11
	A. History and Development of World Ventures Inc.	11
	B. Business Overview	11
	C. Organizational Structure	23
	D. Property, Plants and Equipment	23
ITEM 4A	Unresolved Staff Comments	24
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	24
	A. Operating Results	24
	B. Liquidity and Capital Resources	26
	C. Research and Development, Patent and Licenses	28
	D. Trend Information	28
	E. Off-Balance Sheet Arrangements	28
	F. Tabular Disclosure of Contractual Obligations	29
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	29
	A. Directors and Senior Management	29
	B. Compensation	30
	C. Board Practices	30
	D. Employees	31
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	31
	A. Major Shareholders	31
	B. Related Party Transactions	32
	C. Interests of Experts and Counsel	32
ITEM 8	FINANCIAL INFORMATION	32
	A. Consolidated Statements and Other Financial Information	32

	B. Significant Changes	33

ITEM 9	THE OFFER AND LISTING	34
	A. Offer and Listing Details	34
	B. Plan of Distribution	34
	C. Markets	34
	D. Selling Shareholders	34
	E. Dilution	34
	F. Expenses of the Issue	34
ITEM 10	ADDITIONAL INFORMATION	35
	A. Share Capital	35
	B. Memorandum and Articles of Association	38
	C. Material Contracts	40
	D. Exchange Controls	40
	E. Taxation	41
	F. Dividends and Paying Agents	44
	G. Statement by Experts	45
	H. Documents on Display	45
	I. Subsidiary Information	45
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	45
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	45
ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	46
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITYHOLDERS AND USE OF PROCEEDS
ITEM 15	CONTROLS AND PROCEDURES	46
ITEM 16	RESERVED BY THE SEC	47
ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT	47
ITEM 16B	CODE OF CONDUCT	47
ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	48
ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE	48
ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	48
ITEM 17	FINANCIAL STATEMENTS	48
ITEM 18	CONSOLIDATED FINANCIAL STATEMENTS	48
ITEM 19	EXHIBITS	49

GLOSSARY & ABBREVIATIONS

Certain terms and their usage used throughout this Form 20-F are defined below.

Adit Level	The horizontal mine entry opening to allow mining activity to go underground, generally going into the side of a hill or mountain.
Assay or Fire Assay	A high-temperature process involving the melting of a rock to determine its precious and base metal content.
Assessment Work	Annual work requirement necessary to hold a mineral claim for the ensuing year.
Basement	The part of the Earth's crust that occurs beneath a cover of sedimentary rocks.
Company	World Ventures Inc, its predecessors and subsidiaries.
Consultants	Persons retained to advise other persons or companies in the field of their expertise. Consultants act independently and are not employees.
Diamond Kimberlite Pipes	Diamond bearing kimberlite pipes.
Downdip	Down the plane of a surface of structure at an angle perpendicular to strike.
Drill Testing	Sampling of a unit, zone, or bed by taking samples from subsurface by means of a drill.
Electromagnetic Survey (E-M Survey)	A method of measuring conductivity and resistivity variations of the Earth’s surface by passing electricity through the ground measuring changes of electric fields produced.
Exploration Program	Work conducted directed toward discovery of a mineral commodity including geological, geochemical and geophysical mapping surface sampling, drill sampling and determination of mineral content.
Extraction	A chemical or physical process by which a metal or mineral is separated and removed from a host rock.
Fault	A discrete surface separating two rock masses which have moved past one another.
Geological Mapping	Recording on paper of the real expression of rock types and their altitudes.
Geophysical Anomalies	Variations in physical parameters of the Earth that display differences from background or “normal” levels.
Geophysical Exploration	Exploration for mineral deposits utilizing instruments that measure variations in the Earths physical properties.
Gold-Bearing Structures	Features within rock units or layers that carry gold and are frequently planar or linear controlled by faults, shears or contacts.
Grade	The relative quantity of ore-mineral content in a mineralized body, e.g. grams of gold per t of rock or percent of copper.
Ground Magnetometer	An instrument used at ground or close to ground level to measure the intensity of the Earths’ magnetic field and variations of the field in time and space.
Kimberlite Pipes	“Carrot – shaped” pipes created when kimberlitic (iron-magnesium-rich) rocks are injected up through the Earths’ crust, occasionally contain economic concentrations of diamonds.
Magnetic Survey	A measure of the variations in the Earths magnetic field over a specific area.
Mineral Claims	Lands held by claiming or staking for mineral discovery and exploration under claiming regulations of the government unit (country, state, province), which holds the lands.
Mineral Lease –Saskatchewan	A metallic and industrial mineral lease issued by the Province of Saskatchewan or property owners’ that conveys the right to develop and produce metallic and industrial minerals.
Mineral	A naturally occurring homogeneous substance having fixed physical properties and chemical composition and a defined crystal form.
Mineral Reserve	That part of a mineral deposit, that could be economically and legally extracted or produced at the time of the reserve determination.

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

Samplings	Materials removed for chemical, physical or other measurements.
Sedimentary Rock	A rock originating from the weathering of pre-existing rocks that is deposited in layers on the Earth's surface by air, water or ice.
Showings	Surface exposures of potentially economic mineralization.
Strike	The direction or orientation of a horizontal plane with the planar surface of a rock included from the horizontal.
Structure	The physical arrangement of rock related to its deformation by, for example, faulting.
Tailings	The material removed from the milling circuit after separation of the valuable metals, minerals or in the case of oil sands, bitumen.
Updip	Up the plane of a surface or structure of at an angle perpendicular to strike.
US	The United States of America.

CONVERSION	1 tonne	=	1 t, 1.1023 short tons, 1,000 kilograms or 2,204.6 pounds
	1 Hectare	=	2.4711 Acres
	1 Kilometre	=	0.6214 Miles
SYMBOLS:	$ or Cdn$	=	Canadian dollar
	T	=	Metric tonne
	Km	=	Kilometre

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

REPORTING CURRENCY AND FINANCIAL INFORMATION

Currency and Exchange Rates

Financial information in this Form 6K is expressed in Canadian dollars; therefore, unless otherwise noted, references to “Cdn$” or “$” are to Canadian dollars. The following tables sets forth the period-end exchange rate, the average of the period, and the high and low exchange rates in the period, for the Canadian dollar in exchange for United States dollars, based upon the inverse of exchange rates reported by the Bank of Canada at the noon buying rates payable in Canadian dollars as certified for customs purposes. As of December 31, 2009, the noon rate of exchange, as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US $0.9555 (US $1.00 = CDN $1.0466). As of June 14, 2010 the noon rate of exchange, as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US $1.0253 (US $1.00 = CDN $0.9753).

The following table sets forth the year-end exchange rate, the average of the calendar year, and the high and low exchange rates in the calendar year for the Canadian dollar in exchange for United States dollars, for each year during the previous five years, based upon the inverse of exchange rates reported by the Bank of Canada at the noon buying rates in Ottawa city for cable transfers payable in Canadian dollars as certified for customs purposes.

	2009	2008	2007	2006	2005
Rate at October 31	$0.9282	$0.8225	$1.0531	$0.8900	$0.8500
Rate at End of Calendar Year	0.9555	0.8170	1.0120	0.8582	0.8579
Average Rate During Calendar Year	0.8757	0.9374	0.9309	0.8818	0.8254
High Rate Calendar Year	0.9716	1.0162	1.1091	0.9100	0.8690
Low Rate Calendar Year	0.7692	0.7710	0.8437	0.8528	0.7872

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

	May 2010	April 2010	March 2010	February 2010	January 2010	December 2009
Rate at End of Period	$0.9558	$0.9885	$0.9846	$0.9500	$0.9390	$0.9555
Average Rate During Period	0.9616	0.9950	0.9775	0.9462	0.9588	0.9484
High Rate During Period	0.9400	1.0052	0.9938	0.9642	0.9780	0.9647
Low Rate During Period	0.9218	0.9799	0.9470	0.9283	0.9350	0.9304

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This item is not applicable

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

This item is not applicable

ITEM 3	KEY INFORMATION

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

The following selected consolidated financial data for the years ended October 31, 2009, 2008, 2007, 2006, and 2005 are derived from the audited financial statements for the periods indicated and should be read in conjunction therewith. The following selected financial information concerning the Company is presented in Canadian currency in accordance with U.S. generally accepted accounting principles (GAAP) as reconciled from the Company's financial statements, which are presented in accordance with Canadian generally accepted accounting principles (GAAP). A discussion of differences between Canadian GAAP and U.S. GAAP is contained within Note 13 to the audited consolidated financial statements. This information should be read in conjunction with Item 5 – “Operating and Financial Review and Prospects” and the consolidated financial statements included in Item 17.

FIVE-YEAR COMPARATIVE SUMMARY OF CONSOLIDATED SELECTED FINANCIAL DATA

US GAAP	2009	2008	2007	2006	2005
Revenue	$0	$0	$0	$0	$0
Costs and Expenses	(197,204)	(426,843)	(427,764)	(212,734)	(585,703)
Write Down of Debts	0	15,094	0	0	0
Expense recovery	0	0	0	0	9,406
Write Down of Equipment	0	0	0	0	0
Net Income (Loss)	(197,204)	(441,937)	(427,764)	(212,734)	(576,297)
Net Income (Loss) Per Share	(0.01)	(0.02)	(0.03)	(0.01)	(0.04)

FIVE-YEAR COMPARATIVE SUMMARY OF CONSOLIDATED SELECTED FINANCIAL DATA

	2009	2008	2007	2006	2005
Total Assets	18,617	19,845	132,598	21,070	10,825
Total Liabilities	482,147	290,906	272,333	274,511	369,252
Capital Stock	8,821,285	8,167,130	7,975,093	7,605,093	7,287,373
Contributed Surplus	613,097	613,097	494,523	323,053	323,053
Accumulated Deficit	(9,397,912)	(9,051,288)	(8,609,351)	(8,181,587)	(7,968,853)
Working Capital (-Deficit)	(478,145)	(285,830)	(140,761)	(254,723)	(306,521)
Shareholder’s Equity	(463,530)	(271,061)	(139,735)	(253,441)	(358,427)
Cash Dividends per Share	0	0	0	0	0
Capital Stock Outstanding	27,760,976	20,053,208	16,866,154	15,166,154	13,572,154

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

Principal Capital Expenditures

The Company has invested principally in its resource properties in the Lapon Canyon - Nevada Property, Crystal Springs -Saskatchewan Property, and Triton - Ontario Property over the last five years. Over the past five years, $480,724 has been invested in resource properties for legal fees, consulting fees, lease costs, and travel expenditures. The Company’s claims lapsed on the Triton – Ontario Property therefore the property was written down. There have been no significant divestitures or disposals over the past three years.

B.	Business Overview

World Ventures Inc. remains in the exploration stage. The Company is not presently engaged in extracting minerals from any of its properties and has not generated any revenues to date. Our focus for the last five years has been on their principal resource properties; Lapon Canyon Property, located in Mineral County Nevada, near Reno Nevada, United States; Triton Property located in the MacMurchy Township, Shining Tree Mining District, Ontario, Canada; and Crystal Springs Property, located in Central Saskatchewan, Canada.

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

The Company, like any business involved in the extraction or processing of mineral properties, may be required to make extensive capital expenditures in the future to protect the environment and to comply with applicable environmental regulations in connection with any exploration, development, mining or milling activities. As of the end of 2009 fiscal year, the Company was engaged in no such activities. However, such capital expenditures or requirements could effect the Company’s competitive position in the business and, conceivably, could limit the Company’s availability to enter into some projects. No capital expenditures for environmental control facilities have been made and the Company does not expect to make any such expenditure during the current or coming fiscal year.

RESOURCE PROPERTIES

Triton Property, McMurchy Township, Shining Tree Mining District, Ontario, Canada
Potential Mineral Commodity: Gold

On June 3, 2009, the Company entered into an agreement to purchase 100% right, title and interest in to the property with respect to Claims L-4247576 7 units; L-4247577 1 unit located in MacMurchy Twp. In consideration for the acquisition of the Property the Company has paid the vendors $10,000 cash upon execution of the agreement; and issuance of 250,000 common shares; and additional $20,000 cash and issuance of 250,000 common shares upon the anniversary date of the agreement and subject to a 1% NSR. The Company may re-purchase a ¾% NSR from the vendors in consideration of $500,000. This property is located in MacMurchy Township, Larder Lake, Mining District, Ontario, Canada as shown in Figure 1, 2, and 3.

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
80°
49°
ONTARIO
QUEBEC
TIMMINS
KIRKLAND LAKE
48°
48°
MATACHEWAN
TRITON PROPERTY
ELK LAKE
SHININGTREE
GOWGANDA
HAILEYBURY
TEMAGAMI
47°
47°
SUDBURY
NORTH BAY
Lake Nipissing
80°
46°
82°
81°
11
101
144
17
69
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

Approximately 640 acres are private minerals rights of Mrs. M. Lanctot and Mr. A Lanctot. The Company entered into a lease purchase agreement dated July 1, 2005 with Mrs. M. Lanctot and Mr. A. Lanctot ("Lanctots") to acquire the right to explore, develop and mine a property located in the vicinity of Fort a la Corne, Saskatchewan, Canada (“Crystal Springs Property”). The initial lease term is ten years with the first payment of $2,000 upon execution of the agreement on, March 31, 2006 and an annual sum of $4,000 for a total of $38,000 over the term of the lease. The current lease payment of $4,000 is in arrears as at June 14, 2010.

The Company has an option to purchase the 640-acre Crystal Springs Property upon commercial development. Upon commencing mining operations on the Property, the Company will pay Lanctots a production royalty equal to 5% of net profits and $4,000 per annum. Expenditures for 2009 were $4,373 and in 2008 total $4,000. There were no expenditures for this property in 2005 or 2004. The Saskatchewan Mineral Claims require the expenditure of $12 per hectare for years starting 2-10 to maintain Mineral Claims in good standing. As no work was completed or filed on these claims they have lapsed. There are no known mineral resources on the property. There are no current plans to conduct exploration programs for the Property. Any work to be conducted on this Property will be subjected to the raising of funds by equity funding or joint venture partnership funding. The claims remain active and good standing, the Company has written off its investment of $27,150 at October 31, 2008.

FIGURE 4

LOCATION MAP – CRYSTAL SPRINGS PROPERTY

Near Melfort, Section 21, Township 44 Range 20, West of the Second Meridian

SASKATCHEWAN

Royalty Interest: Kootenay Property, near Salmo, British Columbia, Canada
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

Table 1.2 Total Mo Resources for Dodger forDodger4200Zone

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

The amended Minimum Royalty payment schedule is as follows:

	Payment Period	Amount Monthly US$
(i)	July 6, 2002 through February 6, 2003(paid)	$1,000
(ii)	March 6, 2003 through November 6, 2003(paid)	$1,500
(iii)	December 6, 2003 through August 6, 2004(paid)	$2,000
(iv)	September 6, 2004 through May 4, 2005(paid)	$2,500
(v)	June 6, 2005 through February 6, 2006(paid)	$3,000
(vi)	March 6, 2006 through November 6, 2006(paid)	$3,500
(vii)	December 6, 2006 through August 6, 2007(paid)	$4,000
(viii)	September 6, 2007 through the 6th day of each month thereafter (paid to May 2010)	$4,500

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

Expenditures to date on the property total $596,368, (total expenditures of $78,248 in 2008, total expenditures of $92,490 for 2007 and $45,682 in 2006) including lease obligations, preliminary and on-going evaluation costs, and the costs of an independent NI 43-101report.

This Property is in the exploration stage. The Company signed a letter of intent date April 9, 2009 with Kelward Overseas Corp. under which the expenditures of the exploration of the property will be funded to the extent of $750,000 for a 50% interest in the property. The initial $100,000 of expenditures will earn Kelward Overseas Corp. 20% interest in the property. Kelward Overseas Corp can earn the additional 30% interest by making exploration expenditures of $650,000 within two years of the letter of intent within the context of the exploration program of the Company. The letter of intent did not progress to an agreement and this business arrangement is no longer in effect.

FIGURE 5

LOCATION MAP – LAPON CANYON PROPERTY

Near Reno, Mount Grant Mining District, Mineral County, Nevada

NEVADA

FIGURE 6

LOCATION MAP – LAPON CANYON PROPERTY

Mineral County, Nevada

SLEEPER
PROJECT
MINERAL
ESMERALDA
SCALE

WORLD VENTURES LTD.
SLEEPER PROJECT
LOCATION MAP MINERAL CTY.

MONTGOMERY CONSULTANTS LTD.	FIGURE 5-3
DATE: JANUARY 15TH, 2004	PROJECT No. 04WV.1

FIGURE 7

CLAIMS MAP – LAPON CANYON PROPERTY

Mineral County, Nevada

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

Guanacaste, Costa Rica

Pursuant to an option agreement dated October 23, 1995 and amended February 27, 1996 between the Company and Minera Oceanica S.A., the Company acquired an option for the mineral and surface rights in Concession 6622 situated in the Juntas de Abangares, District of Guanacaste, Costa Rica, subject to a 10% royalty in favour of Minera Oceanica S.A. on operating profits derived from the property, or US $100,000 per year, whichever is greater. This royalty has been waived indefinitely until the commencement of production. Finder’s fees of $22,500 have been included in the cost of resource properties. The Company wrote down the property ($395,496) during 2003 and as at October 31, 2009 the Company is holding the rights for future use. There were no expenditures by the Company for this property in 2009, 2008 or 2007. The Company monitors mineral exploration in Costa Rica. There is no known mineral resource on this Property. The Company has no planned exploration for this property. The Property is not a material Property. The Company plans to review the climate for mineral exploration in Costa Rica and subject to financing may initiate activity there.

Pan-Oro, Panama

During 1995, the Company entered into a letter of agreement with Grande Portage Resources Ltd. to enter into a joint venture agreement to develop mineral concessions in Panama. The agreement has not yet been concluded and regulatory approval remains outstanding. During 2001, the Company decided to write-down its investment in this property to a nominal carrying value. The Company retained the right to resume exploration on this property. The Company has a 90% ownership interest in Pan-Oro S.A., an inactive Panamanian corporation. As at October 31, 2009, the Company is not actively conducting exploration in Panama. There were no expenditures by the Company for this property in 2009, 2008 or 2007. The Company abandoned its rights in Panama during the fiscal year and has written off the carrying value of the investment. This Property is not a material Property, however the Company monitors activity in Panama and may renew activity in that area.

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

ITEM 4 A	UNRESOLVED STAFF COMMENTS

This item is not applicable

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

This discussion date May 20, 2009 is intended to assist readers with a better understanding and evaluation World Ventures Inc.’s (“WVI” or the “Company”) history, business environment, strategies, performance and risk factors as well as the financial condition and operations for the fourth quarter and year ended October 31, 2009. The following Management Discussion and Analysis (“MD&A”) should be read in conjunction with the audited financial statements and related notes thereto for the year ended October 31, 2009, the Director’s Report to Shareholders, and other management discussion included in the Company’s Annual Report. The information in this report includes information available to June 14, 2010.

Except where otherwise noted, all dollar amounts are stated in Canadian dollars. The data included was prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), which differ form US GAAP.

For a discussion of these differences, see the notes to the Company’s consolidated Financial Statements in “Item 17 –Financial Statements”. Further financial information regarding the World Ventures Inc. is available at www.sedar.com and at www.sec.gov/edgar.shtml

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. These statements involve risks and uncertainties, are based on assumptions and estimates, and therefore actual results may differ materially from those expressed or implied by World Ventures Inc. Factors which may cause such differences include, but are not limited to, general economic and market conditions including interest and foreign exchange rates, investment performance, global and domestic financial markets, the competitive industry environment, legislative and regulatory changes, technological developments, catastrophic events and other business risks. The reader is cautioned against undue reliance on these forward-looking statements. Certain totals, subtotals and percentages may not reconcile due to rounding.

A.	Operating Results

The Company’s consolidated financial statements for the year ended October 31, 2009 with comparatives have been prepared in accordance with Canadian Generally Accepted accounting principles. The Company’s financial reporting is in Canadian dollars. The Company has included in the consolidated financial statements reconciliation between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles. The reconciliation and explanation of the differences are in Note 13, pages 75 through 78.

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

As the Company is in the exploration stage of investigating, evaluating its minerals properties, revenues remained unchanged at $0 in 2009, 2008, 2007, and 2006, reflective of the nature of a mining exploration company.

In the current year ended October 31, 2009 the Company continues to incur general and administrative expenses consistent with the previous 12 months. The Company incurred expenditures for Lapon Canyon-Nevada Property consistent with the same 12-month period in the previous year. In additional, the Company incurred expenditures for Crystal Springs–Saskatchewan Property and Triton–Ontario Property. Total expenditures for all resource properties for the 2009 total $149,420 for 2008 total $105,949 (net of recoveries), for 2007 total expenditures were $107,291, compared to 2006 total of expenditures were $60,414., and in 2005 total expenditures were $108,328. Financial results for the 2009 are reflective on the continued activity of the Company with a net loss of $197,204, in 2008 a net loss of $ 393, 223, in 2007 a net loss of $320,473 in 2006 a net loss of $152,320, and in 2005 net loss of $467,969.

Financial results for the years of 2009, 2008, 2007 and 2006 the Company reported a net loss of $197,204, $393,233, $320,473 and $467,969 respectively including a significant change in accounting policy effective November 1, 2003, per the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, for Stock-based compensation and other stock-based payments. In accordance with the CICA policy the Company has accounted for stock options granted to directors, employees and consultants using the fair market value method. As a result the preceding the Company has recognized $60,156 in 2008, $171,470 in 2007 and in 2005, $289,341 stock-based compensation in the years net losses, and an additional $33,712, which was charged to the opening deficit in the previous year in 2004.

Expenses for 2009, 2008, and 2007, are comparative across all categories. Specific expenses of note during the 2008, 2007, and 2006 fiscal years are as follows:

•	Professional fees with $40,083, $53,869 in 2008, $19,973 in 2007 compared to $37,436 in 2006, $15,768 in 2005 and $18,910 in 2004 as result of increase costs of auditing fees;
•
Travel and Promotion with decrease to $35,893 from $68,380 in 2008, $25,547 in 2007, $45,252 in 2006, $97,587 in 2005 and $37,452 in 2004, expenditures vary depending management activities and public relations expenditures;

•
Office Administration is $51,826 consistent with 2008 of $54,783, $47,323 in 2007 compared to 2006 of $28,403, 2005 of $12,356 and $10,701 in 2004, increase related to increased administration, regulatory, and filing requirements;

•	Interest and Bank Charges is $6,654 consistent with 2008 of $6,385, $5,668 in 2007, compared to $8,025 in 2006, $6,505 in 2005, and $17,860 in 2004, changes from year due to interest expenditures;
•
Office and sundry is $7,429 consistent with 2008 of $7,758 from $21,882 in 2007, compared to$7,513 in 2006, $11,148 in 2005, and $5,479 for 2004, the increase in 2007 attributable to increased computer software.

•	Consulting fees paid for 2009 is $66,000 compared to 2008 of $96,000, 2007 was $28,500 compared to 2006 of $44,182 and $54,772 in 2005.
•	No Corporate capital taxes were paid during 2009, 2008, 2007, 2006, and 2005 years.
•	Included expenditures for services paid to an individual related to the Past President of the Company for the 2009 in the amount of $12,000 ($12,000 in both 2008 and 2007 fiscal years).
•
The Company has included expenditures for consulting fees paid to an officer of the Company in the current year of 66,000 compared to $96,000 in 2008 and $28,500 in 2007 compared to $2,000 in 2006 (2005 - $54,772)

There are no trends, commitments, events or uncertainties presently known or identifiable to management that are reasonably expected to have a material affect on the Company’s business, financial position, or results of operations. The nature of the Company’s business is the demanding of capital for property acquisition costs, exploration commitments and holding costs. The Company intends to utilize cash on hand to meet these obligations and will continue to raise funds by equity financings as necessary to augment this cash position, as it does not have sufficient operating cash flow.

There are certain risk factors that could have material affects that are un-quantifiable at present due to the nature of the Company’s industry and other considerations as follows:

•
Exploration Development and Operating Risk – mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Properties in the Company has direct of indirect interest will be subject to all the hazards and risks normally associated with exploration and development any of which could result in damage to property, and possible environmental damage. Mineral exploration involves a high degree of risk and few properties result in successful production;

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

As at October 31, 2009 the Company had a cash position of $1,071 and in 2008 of $410, in 2007 $126,338 compared to $171,103 in 2006, $4,391 as at October 31, 2005 and $15,667 as at October 31, 2004. As at October 31, 2009, the Company reported a working capital deficiency of $478,145 compared with working capital deficiency of $285,830 in 2008, and working capital deficiency of $140,761 as at October 31, 2007, and working capital deficiency of $254,723 as at October 31, 2006, compared with the October 31, 2005 a working capital deficiency of $360,521. The net working capital is not sufficient for the Company’s present requirements. The Company has continued to provide capital through equity financing and proposes to meet any further working capital requirements through equity financings on acceptable terms in order to enable us to complete any plan of operation.

The financial statements have been prepared on a going concern basis which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has no revenue generating properties at this time, and has generally incurred losses since inception.

The net working capital is not sufficient for the Company’s present requirements. The Company has continued to provide capital through equity financing and proposes to meet any further working capital requirements through equity financings on acceptable terms in order to enable us to complete any plan of operations. Please review “Subsequent Events” – Page 79.

In April 2010, the Company completed non-brokered private placements to issue 1,500,000 units at $0.02 per unit for proceeds of $30,000. Each unit is comprised of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional common share at a price of $0.03 per share in the first year and at price of $0.04 in the second year from the date of issue.

In November 2009, the Company agreed to issue 250,000 shares pursuant to an option to purchase agreement for Triton Property. The vendors agreed upon an assigned value of $0.02 per share.

On August 20, 2009, the Company extended the expiry date on 825,000 warrants to July 10, 2010.On August 20, 2009, the Company extended the expiry date on 1,000,000 warrants to November 19, 2010. The Company has granted a total of 1,150,000 stock options to its directors and officers. All options are exercisable at a price of $0.05 per share and an expiry date of August 14, 2014

On March 18, 2009, the Company completed a non-brokered private placement of 6,750,000 units at a purchase price of $0.02 per unit for proceeds of $135,000. Each unit is comprised of one common share and one share purchase warrant exercisable for 24 months from closing. Each warrant entitles the holder to purchase one additional common share at a price of $0.04 per share for a period of two years from the date of issue. The net proceeds of $135,000 were allocated $87,902 to common shares and $47,098 to the warrants on a relative fair value basis. The company issued 441,000 common shares as finder’s fees.

On February 3, 2009, the Company extended the expiry date on the 1,250,000 warrants issued on March 1, 2006 to February 28, 2010, and extended the expiry date on the 700,000 warrants issued on February 15, 2007 to February 14, 2010. On February 18, 2009, the Company completed a non–brokered private placement of 516,768 units at a purchase price of $0.02 per unit for settlement of debt of $10,335. Each unit is comprised of one common share and one share purchase warrant exercisable for 24 months from closing. Each warrant entitles the holder to purchase one additional common share at a price of $0.04 per share for a period of two years from the date of issue. The Company issued the units on February 18, 2009.

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

In June 2008, the Company completed non-brokered private placements to issue 333,333 units at $0.15 per unit for proceeds of $50,000. Each unit is comprised of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional common share at a price of $0.30 per share for a period of two years from the date of issue. The Company issued the units 100,000 on June 12, 2008 and the remainder of 233,333 units on September 9, 2008. Finders Fee of 8% for a total of 8,000 common shares was paid.

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

On November 20, 2006, the Company completed a non-brokered private placement of 1,000,000 units at $0.10 per unit. Each unit is comprised of one common share and one common share purchase warrant exercisable for 24 months. The warrants are exercisable at $0.10 per share in the first year and at $0.15 in the second year. Of the 1,000,000 common shares issued, 370,960 common shares were issued to settle a $37,096 debt incurred on behalf of the Company by an officer of the Company and 629,040 common shares were issued for proceeds of $62,904. The Company issued the units on February 28, 2007

In respect to the above private placements totalling 9, 822,912 units, if the Company’s shares trade on the OTC BB at a price greater than or equal to $0.50 per share at any time during the trading day for a period of ten consecutive trading days (the Premium Trading Days) the exercise period shall be shortened to a period of 14 calendar days commencing on that day that is the tenth Premium Trading Day.

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

Future royalty payments are payable (in US$) as follows:

Payments per agreement	Year 1	Year 2	Year 3	Year 4	Year 5
November 2009 – October 2010	$54,000
November 2010 – October 2011		$54,000
November 2011 – October 2012			$54,000
November 2012 – October 2013				$54,000
November 2013 – October 2014					$54,000
TOTAL PER YEAR	US$54,000	US$54,000	US$54,000	US$54,000	US$54,000

As at June 14, 2010, the Company has paid all royalty payments and funding is available to satisfy the next fiscal years lease agreement. Royalty payments on actual productions will equal 4% of net smelter returns (“NSR”).

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

Future royalty payments are payable (in CDN$) as follows:

Payments per agreement	Year 1	Year 2	Year 3	Year 4	Year 5
November 2009 – October 2010	$4,000
November 2010 – October 2011		$4,000
November 2011 – October 2012			$4,000
November 2012 – October 2013				$4,000
November 2013 – October 2014					$4,000
TOTAL PER YEAR	CDN$4,000	CDN$4,000	CDN$4,000	CDN$4,000	CDN$4,000

As at June 14, 2010, the Company is in arrears on the royalty payments and funding is unavailable to satisfy the next fiscal years lease agreement. Royalty payments on actual productions will equal 4% of net smelter returns (“NSR”).

During the current year, the Company expenditures for Lapon Canyon were$115,645, $78,248 in 2008, $94,490 in 2007 and $45,682 in 2006, compared to the fiscal year October 31, 2005; expenditures were a total $108,328. In addition expenditures were incurred for Crystal Springs – Saskatchewan and Triton – Ontario and Gladiator totaling $33,775 in the current year, $27,701 in 2008, $14,802 in 2007 compared to $14,732 in 2006. Total expenditures for all resource properties for the year were $149,420. The expenditures included costs for legal, consulting, lease payments and travel. The Company will continue to incur research and development costs that are required in order to maintain resource properties in good standing.

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

C.	Research and Development, Patent and Licences

The Company has not incurred any related expenditures for the fiscal years ended October 31, 2009, 2008, 2007, or 2006.

D.	Trend Information

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that are reasonable likely to effect the Company’s sales or revenues, income from operations, liquidity or materially decreasing beyond the current projected expenditures.

E.	Off-Balance Sheet Arrangements

As at October 31, 2009, the Company has no off-balance sheet arrangements.

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

A. Directors and Senior Management

The following table sets forth the name, business experience, functions and areas of experience in the Company and principal business activities performed outside of the Company (including, in the case of directors of the Company other principal directorships) of each director upon whose work the Company is dependent, as of June 14, 2010:

Name and Position in the Company	Age	Director or Officer Since	Number of Common Shares and Percentage of Class
Dr. Stewart A. Jackson President and Director	69	June 1997	2,658,796 –9.492%
Gary Van Norman Vice President and Director	70	Director since February 1996	17,990– .01%
John Curry Vice President Sales & Marketing and Director	55	Director since April 2005	300,000– 1%
Blair Carson Director	41	Director since April 2007	21,961– .01%
Patricia Sheahan Director	71	Director since February 2008	None – 0%

The following is a brief account of the business experience during the past five years of each director and executive officer:

Director and/or Officer	Principal Occupation During the Last Five Years
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

Compensation

The following is a summary of the employee and director stock options outstanding as of October 31, 2009 and a summary of all such Options exercised in 2008 and 2007.

Stock options outstanding and granted as at October 31, 2009 were as follows:

Directors/Employee	Number of shares	Price	Expiration Date
Patricia Sheahan	250,000	$ 0.25	February 17, 2013
Stewart A. Jackson	750,000	$ 0.10	October 29, 2013
Gary Van Norman	350,000	$ 0.10	October 29, 2013
Blair Carson	100,000	$ 0.10	October 29, 2013
John A. Curry	100,000	$ 0.10	October 29, 2013
Patricia Sheahan	100,000	$ 0.10	October 29, 2013
Penny Pereira	50,000	$ 0.10	October 29, 2013
Gary Van Norman	250,000	$ 0.05	August 14, 2014
Blair Carson	250,000	$ 0.05	August 14, 2014
John A. Curry	250,000	$ 0.05	August 14, 2014
Patricia Sheahan	100,000	$ 0.05	August 14, 2014
Stewart A. Jackson	250,000	$ 0.10	August 14, 2014
Penny Pereira	50,000	$ 0.05	August 14, 2014

The Company issued a stock option agreement dated July 5, 2007 granting the directors/employee to purchase common shares of up to 1,300,000 common shares at $0.25. During the fiscal year ended October 31, 2008, the Company issued stock options on February 18, 2008 in the amount of 250,000 exercisable at $0.25 per share for period of 5 years and on October 29, 2008 in the amount of 1,450,000 exercisable at $0.10 per share for period of 5 years. As at October 31, 2009, 2,850,000 stock options remained unexercised.

Under applicable regulations of the British Columbia Securities Commission, the Company is not authorized to issue options to directors, employees or affiliates constituting more than 10% of the outstanding common stock. There are no other plans.

The Company pays other incidental compensation to executive officers from time to time, consisting primarily of reimbursement for business related activities on behalf of the Company. However, the aggregate of all such other compensation did not exceed 10% of cash compensation reported for the fiscal year ended October 31, 2005. No cash compensation is currently being paid to members of the Board of Directors for their services as directors. During the fiscal year ended October 31, 2009, compensation to directors and officers of the Company for services was 66,000, $96,000 in 2008, $28,500 in 2007, $2,000 in 2006 and $54,772 in 2005.

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

The Company currently employs one part-time employee for 2009, 2008, 2007, 2006, and 2005.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth the person(s) known to the Company to own beneficially more that five percent (5%) of any class of the Company’s voting securities and the total amount of any class of the Company’s voting securities owned by the officers and directors as a group as at June 14, 2010:

TITLE OF CLASS	IDENTITY OF PERSON OR GROUP	NUMBER OF SHARES	PERCENTAGE OF CLASS
COMMON	Cede & Co. PO Box 20 Bowling Green Stn New York, New York 10274	8,831,611	31.53%
COMMON	CDS & Co. PO Box 1038 STN A Toronto Ontario, M5W 1G5	3,740,455	18.65%
COMMON	Curitiba S.A. PO Box 6095 1000 San Jose, Costa Rica	7,797,843	27.83%
COMMON	Investors First S.A. c/o Arias, Aleman & Mora Calle 50 Edif Tower 1 ER Piso Apartado 8799 Panama 5, Panama	1,669,855	5.96%
COMMON	Computershare Trust Company 510 Burrard Street Vancouver British Columbia V6C 3B9	1,261,385	4.50%
COMMON	Officers and Directors Collectively	2,998,747	10.71%

Note 1:	Beneficial owners listed have sole voting and investment power with respect to the shares shown unless otherwise indicated.

Control of the Corporation

The Corporation is a publicly owned Canadian company, the shares of which are owned by Canadian residents, U.S. residents and other foreign residents. To the best of the Corporation’s knowledge, the Corporation is not directly or indirectly owned or controlled by another corporation, any foreign governments or any other natural or legal person, jointly or severally.

Change in Control Arrangements

The Corporation is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Corporation.

B.	Related Party Transactions

Services provided by directors or parties related to directors:

	October 31, 2009	October 31, 2008	October 31, 2007
Consulting	$66,000	$96,000	$28,500
Rent	$12,000	$12,000	$12,000

  Consulting fees of $66,000 (2008 - $66,000; 2007 – $28,500; 2006 – $2,000) were paid to the President of the Company and are included in consulting fees expense and resource property expenditures.
  No consulting fees were paid in 2009 (2008 - $30,000; 2007 – $nil; 2006 – $nil) were paid to a director of the Company for investor relation services provided and were included in shareholder communications.
  Rent fees of $12,000 (2008 – $12,000; 2007 – $12,000) were incurred by the Company from an individual related to the past president and current director of the Company.
  Stock–based compensation of $60,156 (2007 – $164,875; 2006 – $nil) was incurred by the Company in the issuance of stock options to directors and officers of the Company.
  Travel fees of $35,893 (2008 - $65,108; 2007 – $25,547; 2006 – $45,252) were reimbursed to the President of the Company for expenses incurred as part of providing his services to the Company.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

  Accounts receivable includes $665 (2008 – $665) due from a director.
  Accounts payable includes $22,221(2008 – $9,221) due to an individual related to the past president .
  During 2008, a shareholder advanced $98,406 (2007 – $33,508) of which $72,000 (2007 – $33,508) was settled by the issuance of 3,600,000 common shares (2008 – 335,075 common shares) of the Company.

The amounts due to and from related parties are unsecured and without interest or stated terms of repayment.

C.	Interests of Experts and Counsel

This item is not applicable.

ITEM 8	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Incorporated hereto are the unaudited consolidated financial statements for the years ended October 31, 2009, 2008, and 2007, which are set forth in “Item 17 – Financial Statements”.

Selected Annual Information

The following selected financial information is derived from the audited financial statements for the years ended October 31, 2009, 2008, 2007 and 2006, of the Company as prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The Company has included in the consolidated financial statements reconciliation between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles. The reconciliation and explanation of the differences are in Note 13 of the Company’s financial statements, pages 74 through 79. For more detailed information, refer to the Company’s unaudited Financial Statements.

	October 31, 2009	October 31, 2008	October 31, 2007	October 31, 2006
Net sales or total revenues	$Nil	$Nil	$Nil	$Nil
Income (loss) before discontinued items or extraordinary items	$(197,204)	$(351,082)	$(320,473)	$(152,320)
Income (loss) before discontinued items or extraordinary items: - per share undiluted - per share diluted	(0.01) (0.00)	(0.02) (0.02)	(0.02) (0.02)	(0.01) (0.01)
Net Income (loss)	$(197,204)	$(393,223)	$(320,473)	$(152,320)
Net Income (loss) before discontinued items or extraordinary items: - per share undiluted - per share diluted	(0.01) (0.01)	(0.02) (0.02)	(0.02) (0.02)	(0.01) (0.01)
Total Assets	$648,761	$500,569	$564,608	$345,789
Total Long-term Debt	$Nil	$Nil	$Nil	$Nil
Cash dividends declared: $ per share	$Nil	$Nil	$Nil	$Nil

The growth in total assets for the year ended October 31, 2009 is primarily the result of capitalized exploration expenditures incurred during the year and a decrease in cash and cash equivalents primarily due to decrease in private placements during the current year. Financial results for the year of 2005 the Company reported a net loss of $467,969 including a significant change in accounting policy effective November 1, 2003, per the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, for Stock-based compensation and other stock-based payments. In accordance with the CICA policy the Company has accounted for stock options granted to directors, employees and consultants using the fair market value method. As a result the preceding the Company has recognized in 2008 $60,156 in stock based compensation,, in 2007 $171,470 stock-based compensation and in 2005 $289,341 stock-based compensation and an additional $33,712, which was charged to the opening deficit in the previous year in 2004.

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

No significant changes have occurred during fiscal 2009 or the first six months of fiscal 2010.

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

PRICE RANGE	High	Low
October 31, 2006 Year	0.43	0.10
October 31, 2007 Year	0.23	0.10
October 31, 2008 Year	0.19	0.01
October 31, 2009 Year	0.10	0.02
2009 1st Quarter	0.10	0 03
2009 2 nd Quarter	0.10	0.03
2009 3rd Quarter	0.06	0.02
2009 4th Quarter	0.06	0.02
2008 1 st Quarter	0.13	0.05
2008 2 nd Quarter	0.19	0.05
2008 3 rd Quarter	018	0.05
2008 4 th Quarter	0.10	0.04
November 2009 Month	0.09	0.08
December 2009 Month	0.09	0.05
January 2010 Month	0.06	0.03
February 2010 Month	0.04	0.03
March 2010 Month	0.03	0.02
April 2010 Month	0.09	0.02

As of October 31, 2009 the Company had approximately 219 registered shareholders on record of its no par value common stock. Based on representations received by the Company from certain record holders, the Company believes that there are in excess of 1,000 non-registered beneficial owners of its common stock bringing the total number of shareholders in excess of 1,200.

B.	Plan of Distribution

This item is not applicable.

C.	Markets

The Company’s common shares trade on the OTC Electronic Bulletin Board in New York under the symbol WVNTF:BB

D.	Selling Shareholders

This item is not applicable.

E.	Dilution

This item is not applicable.

F.	Expenses of the Issue

This item is not applicable.

ITEM 10	ADDITIONAL INFORMATION

A.	Share Capital

The Company’s authorized capital stock consists of 50,000,000 shares of common stock, no par value. The following is a summary and is qualified in its entirety by reference to the Company’s Articles and Special Resolution and Altered Memorandum, copies of which are exhibits to the Company’s Registration Statement. The outstanding shares of common stock are fully paid and non-assessable. As of June 14, 2010, 28,010,976 shares of common stock were issued and outstanding.

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

The Company’s authorized share capital and issued is as follows:

Authorized - 50,000,000 Common shares without par value

Issued

	Number of Shares	Amount
Balance, October 31, 2007	16,866,154	$7,975,093
Settlement of share subscriptions	825,000	0
Issue of common shares for cash	1,555,912	107,422
Issue of common shares for settlement of debt	706,142	70,614

Issue of common shares as security for amounts payable	100,000	14,000
Share subscriptions (4,087,500 common shares issued on June 4, 2009)	0	81,750
Balance, October 31, 2008	20,053,208	$8,248,880
Issue of common shares for cash	6,750,000	135,000
Issue of common shares for settlement of debt	957,768	19,155
Balance, October 31, 2009	27,760,976	$8,321,285

In April 2010, the Company completed non-brokered private placements to issue 1,500,000 units at $0.02 per unit for proceeds of $30,000. Each unit is comprised of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional common share at a price of $0.03 per share in the first year and at price of $0.04 in the second year from the date of issue.

In November 2009, the Company agreed to issue 250,000 shares pursuant to an option to purchase agreement for Triton Property. The vendors agreed upon an assigned value of $0.02 per share.

On August 20, 2009, the Company extended the expiry date on 825,000 warrants to July 10, 2010.On August 20, 2009, the Company extended the expiry date on 1,000,000 warrants to November 19, 2010. The Company has granted a total of 1,150,000 stock options to its directors and officers. All options are exercisable at a price of $0.05 per share and an expiry date of August 14, 2014

On March 18, 2009, the Company completed a non-brokered private placement of 6,750,000 units at a purchase price of $0.02 per unit for proceeds of $135,000. Each unit is comprised of one common share and one share purchase warrant exercisable for 24 months from closing. Each warrant entitles the holder to purchase one additional common share at a price of $0.04 per share for a period of two years from the date of issue. The net proceeds of $135,000 were allocated $87,902 to common shares and $47,098 to the warrants on a relative fair value basis. The company issued 441,000 common shares as finder’s fees.

On February 3, 2009, the Company extended the expiry date on the 1,250,000 warrants issued on March 1, 2006 to February 28, 2010, and extended the expiry date on the 700,000 warrants issued on February 15, 2007 to February 14, 2010. On

February 18, 2009, the Company completed a non–brokered private placement of 516,768 units at a purchase price of $0.02 per unit for settlement of debt of $10,335. Each unit is comprised of one common share and one share purchase warrant exercisable for 24 months from closing. Each warrant entitles the holder to purchase one additional common share at a price of $0.04 per share for a period of two years from the date of issue. The Company issued the units on February 18, 2009.

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

In June 2008, the Company completed non-brokered private placements to issue 333,333 units at $0.15 per unit for proceeds of $50,000. Each unit is comprised of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional common share at a price of $0.30 per share for a period of two years from the date of issue. The Company issued the units 100,000 on June 12, 2008 and the remainder of 233,333 units on September 9, 2008. Finders Fee of 8% for a total of 8,000 common shares was paid.

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

On November 20, 2006, the Company completed a non-brokered private placement of 1,000,000 units at $0.10 per unit. Each unit is comprised of one common share and one common share purchase warrant exercisable for 24 months. The warrants are exercisable at $0.10 per share in the first year and at $0.15 in the second year. Of the 1,000,000 common shares issued, 370,960 common shares were issued to settle a $37,096 debt incurred on behalf of the Company by an officer of the Company and 629,040 common shares were issued for proceeds of $62,904. The Company issued the units on February 28, 2007

In respect to the above private placements totalling 93,822,912 units, if the Company’s shares trade on the OTC B:B at a price greater than or equal to $0.50 per share at any time during the trading day for a period of ten consecutive trading days (the Premium Trading Days) the exercise period shall be shortened to a period of 14 calendar days commencing on that day that is the tenth Premium Trading Day.

Share purchase warrants outstanding as at October 31, 2009, 2008 and 2007 were as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, outstanding and exercisable October 31, 2007	3,775,000	$ 0.28
Issued	1,547,912	$ 0.20
Balance, outstanding and exercisable October 31, 2008	5,322,912	$ 0.26
Issued	7,267,768	$ 0.04

Balance, outstanding and exercisable October 31, 2009	12,589,680	$ 0.12

Expiry Date	Exercise Price	Number of Warrants
		2009	2008
February 28, 2010	$ 0.35	1,250,000	1,250,000
November 19, 2010	$ 0.15	1,000,000	1,000,000
February 15, 2010	$ 0.30	700,000	700,000
November 28, 2010	$ 0.30	825,000	825,000
February 27, 2010	$ 0.15	561,733	561,733
June 12, 2010	$ 0.30	100,000	100,000
September 8, 2010	$ 0.20	106,781	106,781
October 27, 2010	$ 0.30	233,333	233,333
October 27, 2010	$ 0.20	546,065	546,065
June 4, 2011	$ 0.04	7,266,768	0
Total		12,589,680	5,322,912

The following table summarizes the Company's stock option activity for the years ended October 31, 2009, 2008, and 2007:

	Number of Options	Weighted Average Exercise Price
Balance, outstanding and exercisable October 31, 2007	1,300,000	$ 0.25
Granted	1,700,000	$ 0.12
Cancelled	(250,000)	$ 0.25
Balance, outstanding and exercisable October 31, 2008	2,750,000	$ 0.17
Granted	1,150,000	$ 0.05
Cancelled/Expired	(1,050,000)	$ 0.25
Balance, outstanding and exercisable October 31, 2009	2,850,000	$ 0.09

During the fiscal year ended October 31, 2008, the Company issued stock options on February 18, 2008 in the amount of 250,000 exercisable at $0.25 per share for period of 5 years, on October 29, 2008 in the amount of 1,450,000 exercisable at $0.10 per share for period of 5 years and On August 14, 2009 in the amount of 1,150,000 exercisable at $0.10 per share for period of 5 years

Stock options to directors, officers and consultants outstanding and exercisable as at October 31, 2009 and 2008 were as follows:

Expiry Date	Grant Date Fair Value	Exercise Price	Number of Options
			2009	2008
July 4, 2009 (expired)	$ 0.13	$ 0.25	0	1,050,000
February 17,2013	$ 0.10	$ 0.25	250,000	250,000
October 29,2013	$ 0.03	$ 0.10	1,450,000	1,450,000
August 14, 2014	$ 0.03	$ 0.05	1,150,000	1,450,000
Total			2,850,000	2,750,000

All options granted during 2009 and 2008 were fully vested at the time of their grant.

B.	Memorandum and Articles of Association

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

Description of Securities

The Company is authorized 50,000,000 of Common Shares.

Common Shares

The Company is authorized to issue 50,000,000 of common shares without nominal or par value of which, as at October 31, 2009, 27,760,976 shares are issued and outstanding as fully paid and non-assessable 2,850,000 shares are reserved under directors’, employees and management stock options (see “Item 6A. Directors, Senior Management and Employees – Share Ownership – Stock Options”). The holders of the common shares are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, and on every poll taken at every such meeting, or adjourned meeting, every holder of Common Shares shall be entitled to one vote in respect of each Common Share held.

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

This summary is applicable only to holders of common shares who, for the purposes of the Tax Act and the Tax Convention, are resident in the US, have never been resident in or deemed to be resident in Canada at any time while they have held common shares, deal at arm's length with and are not affiliated with, the Company, hold their common shares as capital property, do not carry on and are not deemed to carry on an insurance business in Canada, and will not use or hold or be deemed to use or hold the common shares in the course of carrying on business in Canada. Common shares will generally be considered to capital property for purposes of the Tax Act unless they are held in the course of carrying on a business of trading or dealing in securities or acquired in a transaction, which may be consideredtobeanadventureinthenature ofthe trade. Special rules, which are not discussed in this summary, may apply to a US holder that is a company that carries on business in Canada and elsewhere.

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

This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the US Holder, which willbeashort-term or long-term capital gain or loss depending upon the holding period of the US Holder. Under present law, a non-corporate US Holder generally is eligible for a maximum 15% US Federal income tax rate, subject to the PFIC discussion below, for net long-term (held more than one year) capital gains. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of October 31, 2009 based on the criteria set forth in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Tread way Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of October 31, 2009 and no material weaknesses were discovered.

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

	Year Ended October 31
	2009	2008
Audit Fees	$30,458	$36,500
Audit-related Fees	0	0
Tax Fees	-	-
All Other Fees	-	-
Total	$30,458	$36,500

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

ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

This item is not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company, nor any affiliated purchaser of the Company, has purchased any of the Company's securities during 2008.

ITEM 17.	FINANCIAL STATEMENTS

Pages

Management’s Responsibility for Financial Reporting	51
Report of Independent Registered Public Accounting Firm (unavailable)
Consolidated Balance Sheets for years ended October 31, 2009 and 2008	52
Consolidated Statements of Operations and Deficit for Three Years Ended October 31, 2009, 2008 and 2007	53
Consolidate Statements Cash Flows for Three Years Ended October 31, 2009, 2008 and 2007	54
Notes to Consolidated Financial Statements	55-79

ITEM 18.	CONSOLIDATED FINANCIAL STATEMENTS AND EXHIBITS

This item is not applicable

ITEM 19.	EXHIBITS

EXHIBIT NO.

31.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

WORLD VENTURES INC.
(An Exploration Stage Company)

Consolidated Financial Statements
October 31, 2009 and 2008
(unaudited)

Index	Page

Management’s Responsibility for Financial Reporting	51

Report of Independent Registered Public Accounting Firm (unavailable)

Consolidated Financial Statements

Consolidated Balance Sheets	52

Consolidated Statements of Operations and Deficit	53

Consolidated Statements of Cash Flows	54

Notes to Consolidated Financial Statements	55– 79

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

The consolidated balance sheets as at October 31, 2009 and 20087 and the consolidated statements of operations and deficit and cash flows for the years ended October 31, 2009, 2007 and 2006 have been audited by Smythe Ratcliffe LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

/s/ Stewart A. Jackson	/s/ Gary Van Norman
Stewart A. Jackson	Gary Van Norman
President and Chief Executive Officer	Vice President and Chief Financial Officer

Vancouver, Canada
May 15, 2009

WORLD VENTURES INC.
(An Exploration Stage Company)
Consolidated Balance Sheets
As at October 31
Unaudited

	2009	2008

Assets (note 3)

Current
Cash	$1,071	$410
Accounts receivable (note 10)	2,931	4,666

	4,002	5,076
Deposit (note 9(b))	14,000	14,000
Equipment (note 6)	615	769
Resource Properties (notes 7 and 10)	630,144	480,724

	$648,761	$500,569

Liabilities

Current
Accounts payable and accrued liabilities (notes 3, 8 and 10)	$482,147	$290,906

Shareholders’ Equity

Capital Stock (note 9(b))	8,321,285	8,167,130
Contributed Surplus (note 9(f))	613,097	613,097
Deficit	(8,767,768)	(8,570,564)

	166,614	209,663

	$648,761	$500,569

Going Concern (note 2)
Contingencies (note 14)
Subsequent Events (note 15)

Approved on behalf of the Board:

/s/ Stewart A. Jackson	Director
Stewart A. Jackson

/s/ Gary Van Norman	Director
Gary Van Norman

See notes to consolidated financial statements.	52

WORLD VENTURES INC.
(An Exploration Stage Company)
Consolidated Statements of Operations, Comprehensive Loss and Deficit
Years Ended October 31
Unaudited

	2009	2008	2007

Expenses
Travel and promotion (note 10(e))	$35,893	$68,380	$25,547
Stock-based compensation (note 9)	0	60,156	171,470
Accounting and administration	51,826	54,783	47,323
Professional fees	40,083	53,869	19,973
Consulting fees (note 10(a))	16,500	37,451	4,500
Shareholder communications (note 10(b))	0	30,000	0
Filing fees	12,570	12,555	7,814
Rent (note 10(c))	12,000	12,000	12,000
Office	6,654	7,758	21,882
Interest and bank charges	7,429	6,385	5,668
Telephone and fax	10,236	6,319	3,627
Vehicle and fuel	261	1,169	413
Amortization	154	257	256

Loss Before Other Items	(193,606)	(351,082)	(320,473)
Other Items
Write-off of accounts payable (note 14)	0	15,094	0
Write-down of resource properties (note 7)	(3,598)	(57,235)	0

Net Loss and Comprehensive Loss for the Year	(197,204)	(393,223)	(320,473)
Deficit, Beginning of Year	(8,570,564)	(8,177,341)	(7,856,868)

Deficit, End of Year	$(8,767,768)	$(8,570,564)	$(8,177,341)

Loss per Share, basic and diluted	$(0.01)	$(0.02)	$(0.02)

Weighted Average Number of Common Shares Outstanding	22,650,620	18,454,883	15,992,182

See notes to consolidated financial statements.	53

WORLD VENTURES INC.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
Years Ended October 31
Unaudited

	2009	2008	2007

Operating Activities
Net loss	$(197,204)	$(393,223)	$(320,473)
Items not involving cash
Stock-based compensation	0	60,156	171,470
Write-off of accounts payable	0	(15,094)	0
Write-down of resource properties	0	57,235	0
Write-down of equipment	0	0	0
Amortization	154	257	256
	(197,050)	(290,669)	(148,747)
Changes in non-c4ash working capital
Accounts receivable	1,735	568	(2,549)
Accounts payable and accrued liabilities	191,241	104,281	34,918
Cash Used in Operating Activities	(4,074)	(185,820)	(116,378)

Investing Activity
Expenditures on resource properties	(149,420)	(105,949)	(107,291)

Financing Activity
Proceeds from private placements	154,155	165,841	332,904

Inflow (Outflow) of Cash	661	(125,928)	109,235
Cash, Beginning of Year	410	126,338	17,103

Cash, End of Year	$1,071	$410	$126,338

Supplemental Information for Investing and Financing Activities
Bifurcation of the units (notes 9(b) and 9(c))	$0	$58,418	$0
Common shares issued for settlement of accounts payable (note 9(b))	$0	$70,614	$37,096
Common shares issued as deposit for accounts payable (note 9(b))	$0	$14,000	$0

Supplemental Cash Flow Information
Interest paid	$1,265	$282	$540
Income taxes paid	$0	$0	$0

See notes to consolidated financial statements.	54

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2009, 2008, and 2007
(Unaudited)

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

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) on a going concern basis, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast substantial doubt on the validity of the going concern assumption. The Company has incurred significant operating losses (2009 - $ 197,204; 2008 -$393,223; 2007 - $320,473) and has an accumulated deficit of $8,767,768 (2008 - $8,570,564) and a working capital deficiency of $478,145 (2008 - $285,830) at October 31, 2009. The Company's ability to continue as a going concern is dependent upon its ability to secure additional financing on a timely basis, receive cooperation from its creditors and achieve sufficient cash flows to cover obligations and expenses. The outcome of these matters cannot be predicted at this time.

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

A charge has been placed over all the assets of the Company as security for unpaid British Columbia corporation capital tax amounting to approximately $ 108,446 (2008 - $102,567), including interest, as at October 31, 2009. This amount is included in accounts payable (note 8).

See notes to consolidated financial statements.	55

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2009, 2008, and 2007
(Unaudited)

4.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

These financial statements include the accounts of the Company and its integrated wholly-owned subsidiary, World Ventures (Nevada) Inc. All inter-company balances and transactions have been eliminated.

(b)	Basis of presentation

These financial statements are prepared in accordance with Canadian GAAP and all figures are in Canadian dollars. Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States of America, as described in note 13.

(c)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the rates of amortization of equipment, the recovery of resource property interests, asset retirement obligations (“ARO”), the assumptions used in the determination of the fair value of stock-based compensation and warrants, allocation of proceeds for units between common shares and warrants, the determination of the valuation allowance for future income tax assets, and accrued liabilities. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

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

See notes to consolidated financial statements.	56

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2009, 2008, and 2007
(Unaudited)

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

See notes to consolidated financial statements.	57

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2009, 2008, and 2007
(Unaudited)

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

See notes to consolidated financial statements.	58

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2009, 2008, and 2007
(Unaudited)

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

See notes to consolidated financial statements.	59

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2009, 2008, and 2007
(Unaudited)

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

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that January 1, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The IFRS standards will be effective for the Company for interim and fiscal period reporting commencing November 1, 2011. The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the year ended October 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

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

See notes to consolidated financial statements.	60

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2009, 2008, and 2007
(Unaudited)

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

See notes to consolidated financial statements.	61

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2009, 2008, and 2007
(Unaudited)

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

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. The Company’s objective is to maintain sufficient cash to meet the Company’s business requirements; however, at October 31, 2009, the cash balance of $1,071 is insufficient to meet the Company’s immediate needs. Therefore, the Company will be required to raise additional capital or sell one or more of its resource properties in order to fund its operations for 2009. At October 31, 2009, the Company had accounts payable and accrued liabilities of $482,147 (2008 -$290,206), which are all payable within six months.

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

See notes to consolidated financial statements.	62

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2009, 2008, and 2007
(Unaudited)

1.	FINANCIAL INSTRUMENTS (Continued)

(c)	Market risk (continued)

(ii)	Foreign currency risk

The Company is exposed to foreign currency risk to the extent that certain assets, and the commitments related to those assets, are denominated in foreign currencies. Changes in these foreign exchange rates will result in an increase or decrease in future cash outflows. The Company has not entered into any foreign currency contracts to mitigate this risk. As at October 31, 2009, the Company is committed, via its Lapon property option agreement (note 7(a)), to making monthly payments of US $4,500 totalling US $54,000 for the year.

The Company’s sensitivity analysis suggests that a consistent 10% change in the absolute rate of exchange in United Stated dollars, the foreign currency for which the Company has future commitments, would lead to a change in cash flows of US $5,400 for the Company.

(iii)	Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk, foreign exchange risk or commodity price risk. The Company has no financial instruments exposed to such risk.

6.	EQUIPMENT

		2009
		Accumulated
	Cost	Amortization	Net
Machinery	$5,671	$5,243	$428
Equipment	967	780	187

	$6,638	$6,023	$615

		2008
		Accumulated
	Cost	Amortization	Net
Machinery	$5,671	$5,136	$535
Equipment	967	733	234

	$6,638	$5,869	$769

See notes to consolidated financial statements.	63

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2009, 2008, and 2007
(Unaudited)

7.	RESOURCE PROPERTIES

				Crystal
	Lapon	Guanacaste	Triton	Springs	Gladiator	Totals
	(note 7(a))	(note 7(b))	(note 7(d))	(note 7(e))	(note7(f))
Balance, October 31, 2007	$402,475	$1	$4,172	$16,732	$8,630	$432,010
Insurance	5,965	0	0	0	0	5,965
Legal	3,524	0	766	957	2,657	7,904
Consulting	12,266	0	3,991	5,461	9,869	31,587
Lease and supplies	56,493	0	0	4,000	0	60,493
Net expenditures for the year	78,248	0	4,757	10,418	12,526	105,949
Write-off of properties	0	0	(8,929)	(27,150)	(21,256)	(57,235)
Balance, October 31, 2008	480,723	1	0	0	0	480,724
Insurance	1,500	0	0	0	0	1,500
Filing fees	0	0	0	0	0	0
Legal	7,137	0	0	373	2,833	10,343
Consulting	33,000	0	16,590	0	0	49,590
Lease and supplies	69,993	0	10,000	4,000	0	83,993
Travel	4,015	0	2,812	0		6,827
Write-off of properties	0	0	0	0	(2,833)	(2,833)
Net expenditures for the year	115,645	0	29,402	4,373	0	149,420
Balance, October 31, 2009	$596,368	$1	$29,402	$4,374	$0	$630,144

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

In January 2007, an Amendment Agreement Letter amended the term of the lease to automatically extend the lease for an additional five years to June 6, 2012. The amended minimum lease payment is US $4,500 per month from September 6, 2007 through the sixth day of each month thereafter (paid to May 2010).

The lessor also granted the Company the exclusive right and option to purchase the Property for US $1,250,000 or 50% of the unpaid balance at any time during the initial or extended terms of the lease. Upon exercise of this option by the Company, the lessor will transfer the Property to the Company with a reserved royalty on production equal to a 0.5% NSR.

See notes to consolidated financial statements.	64

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2009, 2008, and 2007
(Unaudited)

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

On April 9, 2009, the Company entered into a letter of intent to option up to 50% of the ownership interest in the Lapon Canyon property to an unrelated third party. The optionee can earn a 20% interest in the property by paying the Company $100,000 within 7 days of the execution of the letter of intent. The optionee can earn the additional 30% interest by making exploration expenditures of $650,000 within two years of the letter of intent within the context of the exploration program of the Company. The letter of intent did not progress to an agreement and this business arrangement is no longer in effect.

(b)	Guanacaste, Costa Rica

Pursuant to an option agreement dated October 23, 1995 and amended February 27, 1996, the Company acquired an option for the mineral and surface rights in Concession 6622 situated in the Juntas de Abangares, District of Guanacaste, Costa Rica, subject to a 10% royalty in favour of Minera Oceanica S.A. on operating profits derived from the property, or US $100,000 per year, whichever is greater. This royalty has been waived indefinitely until the commencement of production. The Company wrote down its investment of $395,496 in the property during 2003 and is holding the rights for future use. There were no expenditures in 2009, 2008, or 2007 for this property.

(c)	Pan-Oro, Panama

During 1995, the Company entered into a letter of agreement with Grande Portage Resources Ltd. to enter into a joint venture agreement to develop mineral concessions in Panama. The agreement has not yet been concluded and regulatory approval remains outstanding. During 2001, the Company decided to write-down its investment in this property to a nominal carrying value. The Company has a 90% ownership interest in Pan-Oro S.A., an inactive Panamanian corporation. As at October 31, 2009, the Company is not actively exploring this property. There were no expenditures on the property in 2009, 2008, or 2007.

(d)	Triton, Ontario, Canada

On June 3, 2009, the Company entered into option to purchase agreement with Canadian Prospecting Ventures Inc. and Skead Holdings Ltd for a total 100% interest in right, title and interest in and to the property located in MacMurchy Township of the Lardev Lake Mining Division, Ontario, subject to a 1% NSR payable to Canadian Prospecting Ventures Inc.and Skead Holdings Ltd.

In consideration for the purchase of the property, the option to purchase agreement initial payment of a sum of $10,000 and the issuance of 250,000 common shares of the Company upon execution of the agreement; and the payment of an additional 20,000 and the issuance of 250,000 common shares on the Company on the first anniversary of the purchase agreement. The Company may re-purchase a ¾% NSR from the vendors in consideration of $500,000.

See notes to consolidated financial statements.	65

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2009, 2008, and 2007
(Unaudited)

7.	RESOURCE PROPERTIES (Continued)

(d)	Triton, Ontario, Canada (continued)

In addition, the property is also subject to a 1% NSR payable to Teck Cominco Limited. In March 2009, the Company’s 100% interest in certain mineral lease claims in MacMurchy Township of the Lardev Lake Mining Division, Ontario, lapsed, and the Company had written-off its investment of $8,929 in the mineral lease claims in this property in 2008.

(e)	Crystal Springs, Saskatchewan, Canada

In April 2006, the Company acquired over 57,000 acres (23,700 hectares) of mineral rights near Fort a la Corne, Saskatchewan, Canada, from Saskatchewan Mineral Claims and private mineral rights. Of the 57,000 acres, approximately 640 acres were private minerals rights.

The Company entered into a lease purchase agreement dated July 1, 2005 to acquire the right to explore, develop and mine a property located in the vicinity of Fort a la Corne, Saskatchewan, Canada (“Crystal Springs Property”). The initial lease term is ten years with the first payment of $2,000 upon execution of the agreement on March 31, 2006 and an annual sum of $4,000. The Company has an option to purchase the Crystal Springs Property upon commercial development. Upon commencing mining operations on the Property, the Company will pay the vendors a royalty on production equal to 5% of net profits and $4,000 per annum. The annual payment of $4,000 is currently unpaid as at June 14, 2010. The Saskatchewan Mineral Claims require expenditures of $12 per hectare for years 2 to 10 to maintain mineral claims in good standing.

While the claims remain active and in good standing, the Company had written-off its investment of $27,150 in October 31, 2008 as no exploration activities are planned for 2009. Future work on this property is subject to the availability of financing.

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

See notes to consolidated financial statements.	66

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2009, 2008, and 2007
(Unaudited)

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2009	2008
Trade payables and accruals	$291,479	$108,430
Capital taxes payable (note 3)	108,446	102,567
Obligation to redeem shares (note 9(e))	60,000	60,000
Due to related parties (note 10)	22,222	19,909

	$482,147	$290,906

9.	CAPITAL STOCK

(a)	Authorized

50,000,000 common shares without par value

(b)	Issued and outstanding

	Number
	of Shares	Amount

Balance, October 31, 2007	16,866,154	$7,975,093
Settlement of share subscriptions	825,000	0
Issue of common shares for cash	1,555,912	107,422
Issue of common shares for settlement of debt	706,142	70,615
Issue of common shares as security for amounts payable	100,000	14,000

Balance, October 31, 2008	20,053,208	8,167,130
Issue of common shares for cash	6,750,000	135,000
Issue of common shares for settlement of debt	957,768	19,155

Balance, October 31, 2009	27,760,976	$8,321,285

In April 2010, the Company completed non-brokered private placements to issue 1,500,000 units at $0.02 per unit for proceeds of $30,000. Each unit is comprised of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional common share at a price of $0.03 per share in the first year and at price of $0.04 in the second year from the date of issue.

In November 2009, the Company agreed to issue 250,000 shares pursuant to an option to purchase agreement for Triton Property. The vendors agreed upon an assigned value of $0.02 per share.

On August 20, 2009, the Company extended the expiry date on 825,000 warrants to July 10, 2010.On August 20, 2009, the Company extended the expiry date on 1,000,000 warrants to November 19, 2010. The Company has granted a total of 1,150,000 stock options to its directors and officers. All options are exercisable at a price of $0.05 per share and an expiry date of August 14, 2014

See notes to consolidated financial statements.	67

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2009, 2008, and 2007
(Unaudited)

9.	CAPITAL STOCK (Continued)

(b)	Issued and outstanding (continued)

On March 18, 2009, the Company completed a non-brokered private placement of 6,750,000 units at a purchase price of $0.02 per unit for proceeds of $135,000. Each unit is comprised of one common share and one share purchase warrant exercisable for 24 months from closing. Each warrant entitles the holder to purchase one additional common share at a price of $0.04 per share for a period of two years from the date of issue. The net proceeds of $135,000 were allocated $87,902 to common shares and $47,098 to the warrants on a relative fair value basis. The company issued 441,000 common shares as finder’s fees.

On February 18, 2009, the Company completed a non–brokered private placement of 516,768 units at a purchase price of $0.02 per unit for settlement of debt of $10,335. Each unit is comprised of one common share and one share purchase warrant exercisable for 24 months from closing. Each warrant entitles the holder to purchase one additional common share at a price of $0.04 per share for a period of two years from the date of issue. The net proceeds of $10,335 were allocated $6,729 to common shares and $3,606 to the warrants on a relative fair value basis.

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

See notes to consolidated financial statements.	68

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2009, 2008, and 2007
(Unaudited)

9.	CAPITAL STOCK (Continued)

(b)	Issued and outstanding (continued)

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

The Company has not implemented a formal stock option plan. The following table summarizes the Company's stock option activity for the years ended October 31, 2009 and 2008:

		Weighted
		Average
	Number	Exercise
	of Options	Price

Balance, outstanding and exercisable October 31, 2007	1,300,000	$ 0.25
Granted	1,700,000	$ 0.12
Cancelled	(250,000)	$ 0.25

Balance, outstanding and exercisable October 31, 2008	2,750,000	$ 0.17
Granted	1,150,000	$ 0.05
Cancelled/Expired	(1,050,000)	$ 0.25

Balance, outstanding and exercisable October 31, 2009	2,850,000	$ 0.09

See notes to consolidated financial statements.	69

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2009, 2008, and 2007
(Unaudited)

9.	CAPITAL STOCK (Continued)

(d)	Stock options (continued)

Stock options to directors, officers and consultants outstanding and exercisable as at October 31, 2009 and 2008 were as follows:

	Grant Date	Exercise	Number of Options
Expiry Date	Fair Value	Price	2009	2008

July 4, 2009 (expired)	$ 0.13	$ 0.25	0	1,050,000
February 17,2013	$ 0.10	$ 0.25	250,000	250,000
October 29,2013	$ 0.03	$ 0.10	1,450,000	1,450,000
August 14, 2014	$ 0.03	$ 0.05	1,150,000	1,450,000

Total			2,850,000	2,750,000

All options granted during 2009 and 2008 were fully vested at the time of their grant.

(d)	Share purchase warrants

Share purchase warrants outstanding as at October 31, 2009, 2008 and 2007 were as follows:

		Weighted
		Average
	Number	Exercise
	of Warrants	Price

Balance, outstanding and exercisable October 31, 2007	3,775,000	$ 0.28
Issued	1,547,912	$ 0.20

Balance, outstanding and exercisable October 31, 2008	5,322,912	$ 0.26
Issued	7,267,768	$ 0.04

Balance, outstanding and exercisable October 31, 2009	12,589,680	$ 0.12

	Exercise	Number of Warrants
Expiry Date	Price	2009	2008

February 28, 2010	$ 0.35	1,250,000	1,250,000
November 19, 2010	$ 0.15	1,000,000	1,000,000
February 15, 2010	$ 0.30	700,000	700,000
November 28, 2010	$ 0.30	825,000	825,000
February 27, 2010	$ 0.15	561,733	561,733
June 12, 2010	$ 0.30	100,000	100,000
September 8, 2010	$ 0.20	106,781	106,781
October 27, 2010	$ 0.30	233,333	233,333
October 27, 2010	$ 0.20	546,065	546,065
June 4, 2011	$ 0.04	7,266,768	0

Total		12,589,680	5,322,912

See notes to consolidated financial statements.	70

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2009, 2008, and 2007
(Unaudited)

9.	CAPITAL STOCK (Continued)

(e)	Pursuant to a court judgment dated November 8, 2002, the Company was required to redeem 60,000 shares (300,000 shares prior to 1999 5:1 share consolidation) for $60,000 from a creditor.

As of October 31, 2009, the 60,000 shares have not been redeemed and have been reclassified to accounts payable.

(f)	Contributed surplus

Balance, October 31, 2007	494,523
Fair market value of warrants issued in 2008	58,418
Stock-based compensation for 2008	60,156

Balance, October 31, 2008	613,097
Stock-based compensation for 2008	0

Balance, October 31, 2009	613,097

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

	2009	2008

Expected life (years)	5	2
Interest rate	2.86%	4.69%
Annualized volatility	144%	130%
Dividend rate	0.00	0.00

The stock-based compensation of $60,156 (2008 - $60,156; 2007 - $171,470) incurred was charged to operations.

For the purposes of the calculation and disclosures for share purchase warrants, the following weighted average assumptions were used:

Expected life (years)	2
Interest rate	2.94%
Annualized volatility	140.57%
Dividend rate	0.00

See notes to consolidated financial statements.	71

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2009, 2008, and 2007
(Unaudited)

10.	RELATED PARTY TRANSACTIONS AND BALANCES

(a)

Consulting fees of $66,000 (2008 - $66,000; 2007 - $28,500) were paid to the President of the Company, of which $16,500 (2008 - $37,451; 2007 - $4,500) are included in consulting fees expense and $49,500 (2008 - $28,458; 2007 - $24,000) are included in resource properties.

(b)	No consulting fees (2008 - $30,000; 2007 - $nil) were paid to a director of the Company for investor relation services provided and were included in shareholder communications.

(c)	The Company was charged rent of $12,000 (2008 - $12,000; 2007 - $12,000) by an individual related to the past president and past director of the Company.

(d)	Stock–based compensation of $Nil (2008 - $60,156; 2007 - $164,875) was incurred by the Company in the issuance of stock options to directors and officers of the Company.

(e)	Travel of $ 30,950 (2008 - $65,108; 2007 - $22,794) was reimbursed to an officer, of the Company for expenses incurred as part of providing his services to the Company.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(f)	Accounts receivable includes $665 (2008 - $665) due from a shareholder.

(g)

Accounts payable includes $ 22,222 (2008 - $19,909) due to an individual related to the past president and past director of the Company and $93,352 (2008 - $nil) due to president and officers of the Company.

(h)	During 2008, a shareholder advanced $98,107 (2008 - $33,508) of which all (2008 - all) was settled by the issuance of 72,000 (2008 - 335,075) common shares of the Company.

The amounts due to and from related parties are unsecured and without interest or stated terms of repayment.

11.	INCOME TAXES

The reconciliation of income tax provision computed at effective statutory rates of 31.00% (2008 – 31.00%; 2007 - 34.12%) to the reported income tax provision is as follows:

	2009	2008	2007

Income tax benefit computed at Canadian statutory rate	$(61,133)	$(122,000)	$(109,000)
Tax effect of expenses that are not deductible (taxable)
Write-down of resource properties	0	18,000	0
Stock-based compensation	0	19,000	59,000
Other	0	(3,000)	2,000
Effect of change in tax rate	61,113	291,000	180,000
Change in valuation allowance	0	(203,000)	(132,000)
Income tax provision	$0	$0	$0

See notes to consolidated financial statements.	72

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2009, 2008, and 2007
(Unaudited)

11.	INCOME TAXES (Continued)

Future income taxes reflect the tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The applicable tax rate to be expected is 26% (2008 - 26%). The components of future income tax assets at October 31, 2009 and 2008 are as follows:

	2009	2008

Future income tax assets
Tax value over book value of resource properties	$813,000	$774,000
Tax value over book value of property and equipment	9,000	9,000
Non-capital loss carry-forwards	290,000	730,000
	1,112,000	1,513,000
Valuation allowance	(1,112,000)	(1,513,000)

Future income tax assets	$0	$0

The valuation allowance reflects the Company's estimate that the future income tax assets are not more likely than not to be realized.

The Company has estimated operating losses that may be carried forward to apply against future years’ income for Canadian income tax purposes. These losses expire as follows:

Available to	Amount

2010	48,000
2011	112,000
2015	172,000
2026	163,000
2027	143,000
2028	285,000
2029	191,000

$1,114,000

12.	CAPITAL MANAGEMENT

The Company is an exploration stage company and this involves a high degree of risk. The Company has not determined whether its properties contain economically recoverable reserves of ore and currently has not earned any revenues from its resource properties and, therefore, does not generate cash flows from operations. The Company's primary source of funds comes from the issuance of share capital. The Company considers common shares to be the capital of the Company and has issued $ 8,321,285 (2008 - $8,167,130) to October 31, 2009. The Company does not use other sources of financing that require fixed payments of interest and principal due to lack of cash flow from current operations and is not subject to any externally imposed capital requirements, other than as disclosed in note 3.

See notes to consolidated financial statements.	73

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2009, 2008, and 2007
(Unaudited)

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

See notes to consolidated financial statements.	74

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2009, 2008, and 2007
(Unaudited)

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

See notes to consolidated financial statements.	75

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2009, 2008, and 2007
(Unaudited)

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(c)	Development stage company

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

(e)	Reconciliation of total assets, liabilities and shareholders' equity (deficit):

	2009	2008

Total assets per Canadian GAAP	$648,761	$500,569
Resource property costs	630,144	(480,724)
Total assets per US GAAP	$18,617	$19,845

Total liabilities per Canadian GAAP and US GAAP	$482,147	$290,906

Shareholders’ equity per Canadian GAAP	166,614	209,663
Resource property costs	(630,144)	(480,724)

Shareholders’ deficit per US GAAP	(463,530)	(271,061)

Liabilities and shareholders’ deficit per US GAAP	$18,617	$19,845

See notes to consolidated financial statements.	76

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2009, 2008, and 2007
(Unaudited)

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(f)	Reconciliation of loss reported in accordance with Canadian and US GAAP:

	2009	2008	2007

Net loss per Canadian GAAP	$(197,204)	$(393,223)	$(320,473)
Adjustments to net loss
Write-off of exploration expenditures	(149,420)	(105,949)	(107,291)
Add back of write down of resource properties	0	57,235	0

Net loss per US GAAP	$(346,624)	$(441,937)	$(427,764)

Loss per common share
Canadian GAAP - Basic and diluted	$(0.01)	$(0.02)	$(0.02)

US GAAP - Basic and diluted	$(0.01)	$(0.02)	$(0.03)

Weighted average number of shares outstanding	22,650,620	18,454,883	15,992,182

Weighted average number of shares outstanding does not include the 60,000 shares to be redeemed in accordance with the court judgment (note 9(e)).

(g)	Comprehensive loss

	2009	2008	2007

Net loss per US GAAP	$(346,624)	$(441,937)	$(427,764)
Other comprehensive income (loss)		0	0

Comprehensive loss per US GAAP	$(346,624)	$(441,937)	$(427,764)

See notes to consolidated financial statements.	77

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2009, 2008, and 2007
(Unaudited)

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(h)	Reconciliation of cash flows in accordance with US GAAP

	2009	2008	2007

Net cash used in operating activities of continuing operations in accordance with Canadian GAAP	$(4,074)	(185,820)	(116,378)
Adjustments to net loss involving use of cash Write-off of expenditures on mineral properties	(149,420)	(105,949)	(107,291)
Net cash used in operating activities of continuing operations in accordance with US GAAP	(153,494)	(291,769)	(223,669)
Net cash used in investing activities of continuing operations in accordance with Canadian GAAP	(149,420)	(105,949)	(107,291)
Reclassification of expenditures on mineral properties	149,420	105,949	107,291
Net cash used in investing activities of continuing operations in accordance with US GAAP	0	0	0
Net cash flows from financing activities of continuing operations in accordance with Canadian and US GAAP	154,155	165,841	332,904
Net increase in cash and cash equivalents in accordance with Canadian and US GAAP	661	(125,928)	109,235
Cash and cash equivalents, beginning of year in accordance with Canadian and US GAAP	410	126,338	17,103
Cash and cash equivalents, end of year in accordance with Canadian and US GAAP	$1,071	$410	$126,338

14.	CONTINGENCIES

During 2008, the Company wrote-off $ NiI (2008 - $15,094; 2007 - $nil) of accounts payable, resulting in a recovery of expenses. These amounts had been in payables since 2002. Management believes these amounts are not liabilities of the Company; however, there is no assurance that these amounts will not be claimed in the future by the Company’s creditors. Should the creditors claim the amounts, the amounts will be recorded at that time and will impact future results of operations and cash flows.

See notes to consolidated financial statements.	78

WORLD VENTURES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended October 31, 2009, 2008, and 2007
(Unaudited)

15.	SUBSEQUENT EVENTS

In April 2010, the Company completed non-brokered private placements to issue 1,500,000 units at $0.02 per unit for proceeds of $30,000. Each unit is comprised of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional common share at a price of $0.03 per share in the first year and at price of $0.04 in the second year from the date of issue.

In November 2009, the Company agreed to issue 250,000 shares pursuant to an option to purchase agreement for Triton Property. The vendors agreed upon an assigned value of $0.02 per share.

See notes to consolidated financial statements.	79

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

Date: June 14, 2010